   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 10, 2010

                                                             FILE NO. 333-168988

                                                                       811-04972

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  ------------

                                    FORM N-4

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                  ------------

PRE-EFFECTIVE AMENDMENT NO. 1                                 /X/
POST-EFFECTIVE AMENDMENT NO.                                  / /

        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

AMENDMENT NO. 380                                             /X/

                        HARTFORD LIFE INSURANCE COMPANY
                             SEPARATE ACCOUNT SEVEN

                           (Exact Name of Registrant)

                        HARTFORD LIFE INSURANCE COMPANY

                              (Name of Depositor)

                                 P.O. BOX 2999
                            HARTFORD, CT 06104-2999

                   (Address of Depositor's Principal Offices)

                                 (860) 843-1941

              (Depositor's Telephone Number, Including Area Code)

                                RICHARD J. WIRTH
                        HARTFORD LIFE INSURANCE COMPANY
                                 P.O. BOX 2999
                            HARTFORD, CT 06104-2999

                    (Name and Address of Agent for Service)

                                  ------------

                 APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
 AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT.

                                  ------------

The Registrant hereby amends this registration statement on such date as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

------------------------------------------------------------------------------
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
                                     PART A

HARTFORD'S PERSONAL RETIREMENT MANAGER


HARTFORD LIFE AND ANNUITY INSURANCE COMPANY
SEPARATE ACCOUNT SEVEN (EST. 4/1/99)
HARTFORD LIFE INSURANCE COMPANY
SEPARATE ACCOUNT SEVEN (EST. 12/8/86)
P.O. BOX 5085
HARTFORD, CONNECTICUT 06102 - 5085

[TELEPHONE ICON]  1-800-862-6668 (CONTRACT OWNERS)
                  1-800-862-7155 (REGISTERED REPRESENTATIVES)
[COMPUTER ICON]   WWW.HARTFORDINVESTOR.COM

                                                             [THE HARTFORD LOGO]

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--------------------------------------------------------------------------------


This prospectus describes information you should know before you purchase Version II of Hartford's Personal Retirement Manager Series V-A variable annuity. The prospectus describes a contract between each Owner and joint Owner ("you") and Hartford Life and Annuity Insurance Company or Hartford Life Insurance Company ("us," "we" or "our"). This is an individual, deferred, flexible-premium variable annuity. This variable annuity allows you to allocate your Deposit among the following portfolio companies:


X  Invesco Variable Insurance Funds

X  AllianceBernstein Variable Products Series Fund, Inc.

X  Fidelity Variable Insurance Products Funds

X  Franklin Templeton Variable Insurance Products Trust

X  Hartford HLS Series Fund II

X  Hartford Series Fund, Inc.

X  Lord Abbett Series Fund, Inc.

X  MFS(R) Variable Insurance Trust

X  Putnam Variable Trust

You may also allocate your Deposit to the Personal Pension Account and/or the Fixed Accumulation Feature. The Fixed Accumulation Feature is not available for every Contract class.

This prospectus refers to the following Contract classes:

X  A Share

X  B Share

X  C Share

X  I Share

X  L Share

The Contract class will be selected on your application and identified in your Contract. Not every Contract class or optional rider may be available from your Financial Intermediary. The I share class is offered through registered investment/financial advisors. Other available Contract classes offered through select Financial Intermediaries are not described in this Prospectus and may be subject to different charges.

Please read this prospectus carefully before investing and keep it for your records and for future reference. You can also contact us to get a Statement of Additional Information free of charge. The Statement of Additional Information contains more information about this Contract and, like this prospectus, is filed with the Securities and Exchange Commission ("SEC" or "Commission"). Although we file this prospectus and the Statement of Additional Information with the SEC, the SEC doesn't approve or disapprove these securities or determine if the information in this prospectus is truthful or complete. Anyone who represents that the SEC does these things may be guilty of a criminal offense. This prospectus and the Statement of Additional Information can also be obtained from us or the SEC's website (www.sec.gov).

This variable annuity may not be suitable for everyone. This variable annuity may not be appropriate for people who do not have a long investment time horizon and is not appropriate for people who intend to engage in market timing. You will get NO ADDITIONAL TAX ADVANTAGE from this variable annuity if you are investing in a variable annuity through a tax-advantaged retirement plan (such as a 401(k) plan or Individual Retirement Account ("IRA")). This prospectus is not intended to provide tax, accounting or legal advice.

We are not an investment adviser nor are we registered as such with the SEC or any state securities regulatory authority. We are not acting in any fiduciary capacity with respect to your investment. This information does not constitute personalized investment advice or financial planning advice.

   NOT INSURED BY FDIC OR ANY      MAY LOSE       NOT A DEPOSIT OF OR GUARANTEED BY      [NOT] FDIC
   FEDERAL GOVERNMENT AGENCY        VALUE          ANY BANK OR ANY BANK AFFILIATE        [NOT] BANK

--------------------------------------------------------------------------------


PROSPECTUS DATED: NOVEMBER 15, 2010



STATEMENT OF ADDITIONAL INFORMATION DATED: NOVEMBER 15, 2010

2

-------------------------------------------------------------------------------

CONTENTS


                                                                        PAGE
--------------------------------------------------------------------------------
1. INTRODUCTION                                                                3
2. FEE SUMMARY                                                                 4
3. MANAGEMENT OF THE CONTRACT                                                  9
  The Company                                                                  9
  The General Account                                                          9
  The Separate Account                                                         9
  The Funds                                                                    9
  Fixed Accumulation Feature                                                  11
  Personal Pension Account                                                    12
4. INFORMATION ON YOUR ACCOUNT                                                16
  a. Opening an Account                                                       16
  b. Charges and Fees                                                         25
  c. Surrenders                                                               28
  d. Annuity Payouts                                                          30
  e. Standard Death Benefit                                                   34
5. OPTIONAL DEATH BENEFITS                                                    36
6. FURTHER INFORMATION                                                        42
  a. Glossary                                                                 42
  b. State Variations                                                         44
  c. Miscellaneous                                                            45
  d. Legal Proceedings                                                        46
  e. How Contracts Are Sold                                                   46
7. FEDERAL TAX CONSIDERATIONS/ TAX-QUALIFIED RETIREMENT PLANS                 49
TABLE OF CONTENTS TO STATEMENT OF ADDITIONAL INFORMATION                      64
APPENDIX A - EXAMPLES                                                    APP A-1
APPENDIX B - ACCUMULATION UNIT VALUES                                    APP B-1
APPENDIX C - FUND DATA                                                   APP C-1
APPENDIX D - CONTRACT EXCHANGE PROGRAM                                   APP D-1

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1. INTRODUCTION

HOW TO BUY THIS VARIABLE ANNUITY

[Thumbs up]   CHOOSE A CONTRACT CLASS


                                                                                                   MORTALITY &
                MINIMUM INITIAL                                                                    EXPENSE RISK
                    DEPOSIT     NON-                                                                   AND             MAXIMUM
         QUALIFIED            QUALIFIED                                                           ADMINISTRATIVE       UP-FRONT
         CONTRACT             CONTRACT   SALES & OTHER CHARGES                                       CHARGES          COMMISSION
-----------------------------------------------------------------------------------------------------------------------------------
A SHARE       $2,000            $5,000   Front End Sales Charge                                          0.50%             5%
B SHARE       $2,000            $5,000   8 year Contingent Deferred Sales Charge and                     0.50%             7%
                                         Distribution Charge
C SHARE       $2,000           $10,000   1 year Contingent Deferred Sales Charge                         1.50%             1%
I SHARE       $5,000           $10,000   None                                                            0.30%             0%
L SHARE       $5,000           $10,000   4 year Contingent Deferred Sales Charge                         1.35%             5%


This table does not show Fund expenses, Premium taxes, Distribution Charges, Annual Maintenance Fee, and optional rider fees. Each Contract class has its own minimum contract value requirements.

[Thumbs up]   CHOOSE INVESTMENT OPTIONS

X Sub-Accounts - Funds with different investment strategies, objectives and risk/reward profiles.

X Fixed Accumulation Feature (A and B share classes only) - A fixed interest account.

X Personal Pension Account - A fixed interest account designed to provide lifetime payouts.

Subject to limitations, you may move your investment among each of these options.

[Thumbs up]   CHOOSE AN OPTIONAL FEATURE (IF DESIRED)

         OPTIONAL FEATURE                      GENERAL PURPOSE
------------------------------------------------------------------------
Return of Premium Death Benefit II    Guaranteed Minimum Death Benefit
  Maximum Anniversary Value Death     Guaranteed Minimum Death Benefit
             Benefit*

*   Investment restrictions apply.

Optional features may not be available through your Financial Intermediary.

[In writing]    COMPLETE OUR APPLICATION OR ORDER REQUEST AND SUBMIT IT TO YOUR
                FINANCIAL INTERMEDIARY FOR APPROVAL.

$   PAY THE APPLICABLE MINIMUM INITIAL DEPOSIT.

4

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2. FEE SUMMARY

THE FOLLOWING TABLES DESCRIBE THE FEES AND EXPENSES THAT YOU WILL PAY WHEN BUYING, OWNING AND SURRENDERING YOUR VARIABLE ANNUITY. THE FIRST TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY AT THE TIME THAT YOU BUY OR SURRENDER THIS VARIABLE ANNUITY. STATE PREMIUM TAXES MAY ALSO BE DEDUCTED.

CONTRACT OWNER TRANSACTION EXPENSES

                                                                                 A SHARE   B SHARE   C SHARE   I SHARE   L SHARE
---------------------------------------------------------------------------------------------------------------------------------
FRONT END SALES CHARGES (FESC) (1)                                                           None      None      None      None
  $0 - $49,999                                                                     5.5%
  $50,000 - $99,999                                                                4.5%
  $100,000 - $249,999                                                              3.5%
  $250,000 - $499,999                                                              2.5%
  $500,000 - $999,999                                                               2%
  $1,000,000+                                                                       1%
CONTINGENT DEFERRED SALES CHARGE (CDSC) (2)                                        None                          None
  1                                                                                           7%        2%                  7%
  2                                                                                           7%        0%                  6%
  3                                                                                           7%                            5%
  4                                                                                           6%                            4%
  5                                                                                           5%                            0%
  6                                                                                           4%
  7                                                                                           3%
  8                                                                                           2%
  9+                                                                                          0%
SURRENDER FEE                                                                      None      None      None      None      None
TRANSFER FEE                                                                       None      None      None      None      None

(1)  FESC is based on a percentage of Deposits.

(2)  Each Deposit has its own CDSC schedule.

CONTRACT OWNER PERIODIC EXPENSES

THE NEXT TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY PERIODICALLY AND ON A DAILY BASIS (EXCEPT AS NOTED) DURING THE TIME THAT YOU OWN THE VARIABLE ANNUITY, NOT INCLUDING ANNUAL FUND FEES AND EXPENSES.


                                                              A SHARE   B SHARE   C SHARE   I SHARE   L SHARE
--------------------------------------------------------------------------------------------------------------
ANNUAL MAINTENANCE FEE (3)                                      $30       $30       $30       $30       $30
DISTRIBUTION CHARGE (4)                                         None     0.75%      None      None      None
SEPARATE ACCOUNT ANNUAL EXPENSES (as a percentage of average daily Contract Value excluding Fixed Accumulation Feature
 investments)
  Mortality and Expense Risk Charge                            0.30%     0.30%     1.30%     0.10%     1.25%
  Administrative Charge                                        0.20%     0.20%     0.20%     0.20%     0.20%
TOTAL SEPARATE ACCOUNT ANNUAL EXPENSES                         0.50%     0.50%     1.50%     0.30%     1.45%
MAXIMUM OPTIONAL CHARGES (5)
  Maximum Anniversary Value ("MAV") Death Benefit (6)          1.50%     1.50%     1.50%     1.50%     1.50%
  Return of Premium Death Benefit II (7)                       0.75%     0.75%     0.75%     0.75%     0.75%


(3)  Fee waived if Total Balance is $50,000 or more on your Contract
     Anniversary.

(4) An annual Distribution Charge is charged against each Premium Payment. The Distribution Charge is based on a percentage of Remaining Gross Premium. Each Premium Payment has its own Distribution Charge schedule. The Distribution Charge is reduced to 0% after the completion of eight years after each respective Premium Payment. The Distribution Charge will be assessed only with respect to Contract Value invested in Sub-Accounts.


(5)  Only one optional death benefit can be elected.

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(6)  Charge based on the greater of the Maximum Anniversary Value, or Premium
     Payments adjusted for Surrenders and is taken on each Contract Anniversary. Current rider charge is 0.35%.



(7) Charge based on a percentage of Premium Payments adjusted for Surrenders on each Contract Anniversary. Current rider charge is 0.25%.


THE NEXT TABLE SHOWS THE MINIMUM AND MAXIMUM TOTAL ANNUAL FUND OPERATING EXPENSES CHARGED BY THE FUNDS THAT YOU MAY PAY ON A DAILY BASIS DURING THE TIME THAT YOU OWN THIS VARIABLE ANNUITY. MORE DETAIL CONCERNING EACH FUND'S FEES AND EXPENSES IS CONTAINED IN THE PROSPECTUS FOR EACH FUND.


                                                                                                  MINIMUM            MAXIMUM
---------------------------------------------------------------------------------------------------------------------------------
TOTAL ANNUAL FUND OPERATING EXPENSES                                                                0.60%              2.62%
(expenses that are deducted from Underlying Fund assets,
including management fees, distribution
and/or service fees (12b-1) fees, and other expenses.


THE LAST TABLE SHOWS THE TOTAL ANNUAL FUND OPERATING EXPENSES FOR EACH UNDERLYING FUND. ACTUAL FEES AND EXPENSES FOR THE UNDERLYING FUNDS VARY DAILY. AS A RESULT, THE FEES AND EXPENSES FOR ANY GIVEN DAY MAY BE GREATER OR LESS THAN THE TOTAL ANNUAL FUND OPERATING EXPENSES LISTED BELOW. MORE DETAIL CONCERNING EACH UNDERLYING FUND'S FEES AND EXPENSES IS CONTAINED IN THE PROSPECTUS FOR EACH FUND. THESE EXPENSES MAY VARY FROM YEAR TO YEAR.

                         ANNUAL FUND OPERATING EXPENSES
                           AS OF THE FUND'S YEAR END
                        (As a percentage of net assets)



                                                            DISTRIBUTION                          ACQUIRED
                                                               AND/OR                               FUND
                                           MANAGEMENT     SERVICE (12B-1)        OTHER            FEES AND
UNDERLYING FUND:                              FEES              FEES            EXPENSES          EXPENSES
--------------------------------------------------------------------------------------------------------------
INVESCO VARIABLE INSURANCE FUNDS
 Invesco V.I. Core Equity Fund -
  Series II                                    0.61%             0.25%             0.29%             0.02%
 Invesco V.I. Global Multi-Asset Fund
  - Series II                                  0.67%             0.25%             1.06%             0.64%
 Invesco V.I. International Growth
  Fund - Series II                             0.71%             0.25%             0.33%             0.02%
 Invesco V.I. Mid Cap Core Equity Fund
  - Series II                                  0.73%             0.25%             0.31%             0.03%
 Invesco V.I. Small Cap Equity Fund -
  Series II                                    0.75%             0.25%             0.34%              N/A
ALLIANCEBERNSTEIN VARIABLE PRODUCTS
SERIES FUND, INC.
 AllianceBernstein VPS Balanced Wealth
  Strategy Portfolio - Class B                 0.55%             0.25%             0.15%              N/A
 AllianceBernstein VPS International
  Value Portfolio - Class B                    0.75%             0.25%             0.08%              N/A
 AllianceBernstein VPS Small/Mid Cap
  Value Portfolio - Class B                    0.75%             0.25%             0.12%              N/A
FIDELITY VARIABLE INSURANCE PRODUCTS
FUNDS
 Fidelity(R) VIP Contrafund(R)
  Portfolio - Service Class 2                  0.56%             0.25%             0.11%              N/A
 Fidelity(R) VIP Mid Cap Portfolio -
  Service Class 2                              0.56%             0.25%             0.12%              N/A
 Fidelity(R) VIP Strategic Income
  Portfolio - Service Class 2                  0.57%             0.25%             0.17%              N/A
FRANKLIN TEMPLETON VARIABLE INSURANCE
PRODUCTS TRUST
 Franklin Flex Cap Growth Securities
  Fund - Class 4                               0.67%             0.35%             0.29%             0.02%
 Franklin Income Securities Fund -
  Class 4                                      0.45%             0.35%             0.02%              N/A
 Franklin Rising Dividends Securities
  Fund - Class 4                               0.63%             0.35%             0.03%             0.02%
 Franklin Small Cap Value Securities
  Fund - Class 4                               0.52%             0.35%             0.18%             0.03%

                                                                                 TOTAL
                                             TOTAL          CONTRACTUAL       ANNUAL FUND
                                             ANNUAL          FEE WAIVER        OPERATING
                                           OPERATING       AND/OR EXPENSE       EXPENSES
UNDERLYING FUND:                            EXPENSES       REIMBURSEMENT    AFTER FEE WAIVER
--------------------------------------  ----------------------------------------------------
INVESCO VARIABLE INSURANCE FUNDS
 Invesco V.I. Core Equity Fund -
  Series II                                    1.17%              N/A              1.17%
 Invesco V.I. Global Multi-Asset Fund
  - Series II                                  2.62%             1.63%             0.99%  (1)
 Invesco V.I. International Growth
  Fund - Series II                             1.31%              N/A              1.31%
 Invesco V.I. Mid Cap Core Equity Fund
  - Series II                                  1.32%              N/A              1.32%
 Invesco V.I. Small Cap Equity Fund -
  Series II                                    1.34%              N/A              1.34%
ALLIANCEBERNSTEIN VARIABLE PRODUCTS
SERIES FUND, INC.
 AllianceBernstein VPS Balanced Wealth
  Strategy Portfolio - Class B                 0.95%              N/A              0.95%
 AllianceBernstein VPS International
  Value Portfolio - Class B                    1.08%              N/A              1.08%
 AllianceBernstein VPS Small/Mid Cap
  Value Portfolio - Class B                    1.12%              N/A              1.12%
FIDELITY VARIABLE INSURANCE PRODUCTS
FUNDS
 Fidelity(R) VIP Contrafund(R)
  Portfolio - Service Class 2                  0.92%              N/A              0.92%
 Fidelity(R) VIP Mid Cap Portfolio -
  Service Class 2                              0.93%              N/A              0.93%
 Fidelity(R) VIP Strategic Income
  Portfolio - Service Class 2                  0.99%              N/A              0.99%
FRANKLIN TEMPLETON VARIABLE INSURANCE
PRODUCTS TRUST
 Franklin Flex Cap Growth Securities
  Fund - Class 4                               1.33%             0.28%             1.05%  (2)(3)
 Franklin Income Securities Fund -
  Class 4                                      0.82%              N/A              0.82%
 Franklin Rising Dividends Securities
  Fund - Class 4                               1.03%             0.01%             1.02%  (3)
 Franklin Small Cap Value Securities
  Fund - Class 4                               1.08%             0.02%             1.06%  (3)

6

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

                                                            DISTRIBUTION                          ACQUIRED
                                                               AND/OR                               FUND
                                           MANAGEMENT     SERVICE (12B-1)        OTHER            FEES AND
UNDERLYING FUND:                              FEES              FEES            EXPENSES          EXPENSES
--------------------------------------------------------------------------------------------------------------
 Franklin Small-Mid Cap Growth
  Securities Fund - Class 4                    0.51%             0.35%             0.30%             0.01%
 Franklin Strategic Income Securities
  Fund - Class 4                               0.36%             0.35%             0.23%             0.01%
 Mutual Global Discovery Securities
  Fund - Class 4                               0.80%             0.35%             0.26%              N/A
 Mutual Shares Securities Fund - Class
  4                                            0.60%             0.35%             0.18%              N/A
 Templeton Foreign Securities Fund -
  Class 4                                      0.64%             0.35%             0.15%             0.02%
 Templeton Global Bond Securities Fund
  - Class 4                                    0.47%             0.35%             0.07%              N/A
 Templeton Growth Securities Fund -
  Class 4                                      0.75%             0.35%             0.04%              N/A
HARTFORD HLS SERIES FUND II, INC.
 Hartford Growth Opportunities HLS
  Fund - Class IB                              0.61%             0.25%             0.05%              N/A
 Hartford U.S. Government Securities
  HLS Fund - Class IB                          0.45%             0.25%             0.04%              N/A
HARTFORD SERIES FUND, INC.
 American Funds Asset Allocation HLS
  Fund - Class IB                              0.97%             0.25%             0.05%              N/A
 American Funds Blue Chip Income and
  Growth HLS Fund - Class IB                   1.19%             0.25%             0.07%              N/A
 American Funds Bond HLS Fund - Class
  IB                                           0.89%             0.25%             0.03%              N/A
 American Funds Global Bond HLS Fund -
  Class IB                                     1.34%             0.25%             0.06%              N/A
 American Funds Global Growth and
  Income HLS Fund - Class IB                   1.43%             0.25%             0.04%              N/A
 American Funds Global Growth HLS Fund
  - Class IB                                   1.56%             0.25%             0.07%              N/A
 American Funds Global Small
  Capitalization HLS Fund - Class IB           1.56%             0.25%             0.05%              N/A
 American Funds Growth HLS Fund -
  Class IB                                     1.10%             0.25%             0.03%              N/A
 American Funds Growth-Income HLS Fund
  - Class IB                                   0.99%             0.25%             0.03%              N/A
 American Funds International HLS Fund
  - Class IB                                   1.39%             0.25%             0.03%              N/A
 American Funds New World HLS Fund -
  Class IB                                     1.92%             0.25%             0.05%              N/A
 Hartford Capital Appreciation HLS
  Fund - Class IB                              0.63%             0.25%             0.05%              N/A
 Hartford Disciplined Equity HLS Fund
  - Class IB                                   0.71%             0.25%             0.04%              N/A
 Hartford Dividend and Growth HLS Fund
  - Class IB                                   0.64%             0.25%             0.05%              N/A
 Hartford Global Growth HLS Fund -
  Class IB                                     0.74%             0.25%             0.07%              N/A
 Hartford Global Research HLS Fund -
  Class IB                                     0.90%             0.25%             0.21%              N/A
 Hartford Growth HLS Fund - Class IB           0.79%             0.25%             0.06%              N/A
 Hartford High Yield HLS Fund - Class
  IB                                           0.70%             0.25%             0.05%              N/A
 Hartford Index HLS Fund - Class IB            0.30%             0.25%             0.05%              N/A
 Hartford International Opportunities
  HLS Fund - Class IB                          0.67%             0.25%             0.07%              N/A
 Hartford Money Market HLS Fund -
  Class IB                                     0.40%             0.25%             0.08%              N/A
 Hartford Small Company HLS Fund -
  Class IB                                     0.70%             0.25%             0.05%              N/A
 Hartford Total Return Bond HLS Fund -
  Class IB                                     0.46%             0.25%             0.05%              N/A
 Hartford Value HLS Fund - Class IB            0.72%             0.25%             0.05%              N/A

                                                                                 TOTAL
                                             TOTAL          CONTRACTUAL       ANNUAL FUND
                                             ANNUAL          FEE WAIVER        OPERATING
                                           OPERATING       AND/OR EXPENSE       EXPENSES
UNDERLYING FUND:                            EXPENSES       REIMBURSEMENT    AFTER FEE WAIVER
--------------------------------------  ----------------------------------------------------
 Franklin Small-Mid Cap Growth
  Securities Fund - Class 4                    1.17%             0.01%             1.16%  (3)
 Franklin Strategic Income Securities
  Fund - Class 4                               0.95%             0.01%             0.94%  (3)
 Mutual Global Discovery Securities
  Fund - Class 4                               1.41%              N/A              1.41%
 Mutual Shares Securities Fund - Class
  4                                            1.13%              N/A              1.13%
 Templeton Foreign Securities Fund -
  Class 4                                      1.16%             0.01%             1.15%  (3)
 Templeton Global Bond Securities Fund
  - Class 4                                    0.89%              N/A              0.89%
 Templeton Growth Securities Fund -
  Class 4                                      1.14%              N/A              1.14%
HARTFORD HLS SERIES FUND II, INC.
 Hartford Growth Opportunities HLS
  Fund - Class IB                              0.91%              N/A              0.91%
 Hartford U.S. Government Securities
  HLS Fund - Class IB                          0.74%              N/A              0.74%
HARTFORD SERIES FUND, INC.
 American Funds Asset Allocation HLS
  Fund - Class IB                              1.27%             0.40%             0.87%  (4)(5)
 American Funds Blue Chip Income and
  Growth HLS Fund - Class IB                   1.51%             0.50%             1.01%  (4)(5)
 American Funds Bond HLS Fund - Class
  IB                                           1.17%             0.25%             0.92%  (4)(5)
 American Funds Global Bond HLS Fund -
  Class IB                                     1.65%             0.50%             1.15%  (4)(5)
 American Funds Global Growth and
  Income HLS Fund - Class IB                   1.72%             0.55%             1.17%  (4)(5)
 American Funds Global Growth HLS Fund
  - Class IB                                   1.88%             0.75%             1.13%  (4)(5)
 American Funds Global Small
  Capitalization HLS Fund - Class IB           1.86%             0.55%             1.31%  (4)(5)
 American Funds Growth HLS Fund -
  Class IB                                     1.38%             0.50%             0.88%  (4)(5)
 American Funds Growth-Income HLS Fund
  - Class IB                                   1.27%             0.45%             0.82%  (4)(5)
 American Funds International HLS Fund
  - Class IB                                   1.67%             0.60%             1.07%  (4)(5)
 American Funds New World HLS Fund -
  Class IB                                     2.22%             0.85%             1.37%  (4)(5)
 Hartford Capital Appreciation HLS
  Fund - Class IB                              0.68%              N/A              0.68%
 Hartford Disciplined Equity HLS Fund
  - Class IB                                   0.75%              N/A              0.75%
 Hartford Dividend and Growth HLS Fund
  - Class IB                                   0.94%              N/A              0.94%
 Hartford Global Growth HLS Fund -
  Class IB                                     1.06%              N/A              1.06%
 Hartford Global Research HLS Fund -
  Class IB                                     1.36%              N/A              1.36%
 Hartford Growth HLS Fund - Class IB           1.10%              N/A              1.10%
 Hartford High Yield HLS Fund - Class
  IB                                           1.00%              N/A              1.00%
 Hartford Index HLS Fund - Class IB            0.60%              N/A              0.60%
 Hartford International Opportunities
  HLS Fund - Class IB                          0.99%              N/A              0.99%
 Hartford Money Market HLS Fund -
  Class IB                                     0.73%              N/A              0.73%
 Hartford Small Company HLS Fund -
  Class IB                                     1.00%              N/A              1.00%
 Hartford Total Return Bond HLS Fund -
  Class IB                                     0.76%              N/A              0.76%
 Hartford Value HLS Fund - Class IB            1.02%              N/A              1.02%

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

                                                            DISTRIBUTION                          ACQUIRED
                                                               AND/OR                               FUND
                                           MANAGEMENT     SERVICE (12B-1)        OTHER            FEES AND
UNDERLYING FUND:                              FEES              FEES            EXPENSES          EXPENSES
--------------------------------------------------------------------------------------------------------------
LORD ABBETT SERIES FUND, INC.
 Lord Abbett Bond-Debenture Portfolio
  - Class VC                                   0.50%              N/A              0.46%              N/A
 Lord Abbett Fundamental Equity
  Portfolio - Class VC                         0.75%              N/A              0.51%              N/A
 Lord Abbett Growth and Income
  Portfolio - Class VC                         0.50%              N/A              0.43%              N/A
MFS(R) VARIABLE INSURANCE TRUST
 MFS(R) Growth Series - Service Class          0.75%             0.25%             0.11%              N/A
 MFS(R) Investors Trust Series -
  Service Class                                0.75%             0.25%             0.11%              N/A
 MFS(R) Research Bond Series - Service
  Class                                        0.50%             0.25%             0.12%              N/A
 MFS(R) Total Return Series - Service
  Class                                        0.75%             0.25%             0.07%              N/A
 MFS(R) Value Series - Service Class           0.75%             0.25%             0.09%              N/A
PUTNAM VARIABLE TRUST
 Putnam VT Equity Income Fund - Class
  IB                                           0.48%             0.25%             0.16%              N/A
 Putnam VT Investors Fund - Class IB           0.56%             0.25%             0.19%              N/A
 Putnam VT Voyager Fund - Class IB             0.56%             0.25%             0.16%             0.08%

                                                                                 TOTAL
                                             TOTAL          CONTRACTUAL       ANNUAL FUND
                                             ANNUAL          FEE WAIVER        OPERATING
                                           OPERATING       AND/OR EXPENSE       EXPENSES
UNDERLYING FUND:                            EXPENSES       REIMBURSEMENT    AFTER FEE WAIVER
--------------------------------------  ----------------------------------------------------
LORD ABBETT SERIES FUND, INC.
 Lord Abbett Bond-Debenture Portfolio
  - Class VC                                   0.96%             0.06%             0.90%  (6)
 Lord Abbett Fundamental Equity
  Portfolio - Class VC                         1.26%             0.11%             1.15%  (7)
 Lord Abbett Growth and Income
  Portfolio - Class VC                         0.93%              N/A              0.93%
MFS(R) VARIABLE INSURANCE TRUST
 MFS(R) Growth Series - Service Class          1.11%              N/A              1.11%
 MFS(R) Investors Trust Series -
  Service Class                                1.11%              N/A              1.11%
 MFS(R) Research Bond Series - Service
  Class                                        0.87%              N/A              0.87%
 MFS(R) Total Return Series - Service
  Class                                        1.07%              N/A              1.07%
 MFS(R) Value Series - Service Class           1.09%              N/A              1.09%
PUTNAM VARIABLE TRUST
 Putnam VT Equity Income Fund - Class
  IB                                           0.89%              N/A              0.89%  (8)
 Putnam VT Investors Fund - Class IB           1.00%              N/A              1.00%  (8)
 Putnam VT Voyager Fund - Class IB             1.05%              N/A              1.05%  (9)


NOTES

(1) The Adviser has contractually agreed, through at least April 30, 2011, to waive advisory fees and/or reimburse expenses to the extent necessary to limit Total Annual Fund Operating Expenses to 0.35% of average daily net assets.


(2) The investment manager and administrator have contractually agreed to waive or limit their respective fees and to assume as their own expense certain expenses otherwise payable by the Fund so that common annual fund operating expenses (i.e., a combination of investment management fees, fund administration fees, and other expenses, but excluding Rule 12b-1 fees and acquired fund fees and expenses) do not exceed 0.68% (other than certain non-routine expenses or costs, including those relating to litigation, indemnification, reorganizations, and liquidations) until April 30, 2011.



(3) The manager and administrator have agreed in advance to reduce their fees as a result of the fund's investment in a Franklin Templeton money market fund. This reduction is required by the Trust's board of trustees and an exemptive order by the Securities and Exchange Commission; this arrangement will continue as long as the exemptive order is relied upon.



(4) The Fund's Advisor has entered into a contractual agreement with Hartford Series Fund, Inc. (the "Company") under which it will waive a portion of its advisory fee for such time as the Fund is operated as a feeder Fund, because during that time it will not be providing the portfolio management portion of the advisory and management services to be provided under its investment management agreement with the Company. This fee waiver will continue as long as the Fund is part of a master-feeder Fund structure unless the Board of Directors approves a change in or elimination of the waiver. Currently, the Fund waivers are as follows: American Funds Asset Allocation HLS Fund - 0.40%; American Funds Blue Chip Income and Growth HLS
     - 0.50%; American Funds Bond HLS Fund - 0.25%; American Funds Global Bond HLS - 0.50%; American Funds Global Growth and Income HLS - 0.55%; American Funds Global Growth HLS - 0.75%; American Funds Global Small Capitalization HLS Fund - 0.55%; American Funds Growth HLS Fund - 0.50%; American Funds Growth-Income HLS Fund - 0.45%; American Funds International HLS Fund - 0.60%; American Funds New World HLS Fund - 0.85%.



(5) Because the Fund invests all of its assets in the Master Fund, the Fund will bear its own fees and expenses and its proportionate share of the fees and expenses of the Master Fund. The amounts shown under "Management Fees" include reflect the operating expenses of the Master Fund, including the Management fee (before non-contractual fee waiver). The Annual Fund Operating Expense table and the Examples reflect the estimated expenses of both the Feeder Fund and the Master Fund.



(6) For the period May 1, 2010 through April 30, 2011, Lord Abbett has contractually agreed to waive all or a portion of its management fee and, if necessary, reimburse the Fund's other expenses, to the extent necessary so that the total net annual operating expenses does not exceed an annual rate of 0.90%. This agreement may be terminated only upon the approval of the Fund's Board of Directors.



(7) For the period May 1, 2010 through April 30, 2011, Lord Abbett has contractually agreed to waive all or a portion of its management fee and, if necessary, reimburse the Fund's other expenses, to the extent necessary so that the total net annual operating expenses does not exceed an annual rate of 1.15%. This agreement may be terminated only upon the approval of the Fund's Board of Directors.



(8) Reflects projected expenses under a new management contract effective 1/1/2010, changes in the fund's investor servicing contract and a new expense arrangement, which gives effect to changes in the allocation of certain expenses among the Putnam funds.



(9) Reflects projected expenses under a new management contract effective 1/1/2010 and changes in the fund's investor servicing contract

8

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EXAMPLE

THIS EXAMPLE IS INTENDED TO HELP YOU COMPARE THE COST OF INVESTING IN THIS VARIABLE ANNUITY WITH THE COST OF INVESTING IN OTHER VARIABLE ANNUITIES. LET'S SAY, HYPOTHETICALLY, THAT YOUR ANNUAL INVESTMENT RETURN IS 5% AND THAT YOUR FEES AND EXPENSES TODAY WERE AS HIGH AS POSSIBLE INCLUDING THE ELECTION OF THE HIGHEST POSSIBLE OPTIONAL CHARGES (I.E., MAXIMUM ANNIVERSARY VALUE DEATH BENEFIT). THE EXAMPLE ILLUSTRATES THE EFFECT OF FEES AND EXPENSES THAT YOU COULD INCUR (OTHER THAN TAXES). YOUR ACTUAL FEES AND EXPENSES MAY VARY. FOR EVERY $10,000 INVESTED (EXCLUDING PERSONAL PENSION ACCOUNT CONTRIBUTIONS AND AMOUNTS ALLOCATED TO THE FIXED ACCUMULATION FEATURE), HERE'S HOW MUCH YOU WOULD PAY UNDER EACH OF THE THREE SCENARIOS POSED:


(1)  If you Surrender your Contract at the end of the applicable time period:



                                1 YEAR       3 YEARS      5 YEARS     10 YEARS
--------------------------------------------------------------------------------
A Share                            $1,032       $1,996       $2,958       $5,357
B Share                            $1,238       $2,369       $3,307       $5,487
C Share                              $792       $1,794       $2,968       $5,825
I Share                              $479       $1,441       $2,406       $4,835
L Share                            $1,250       $2,214       $2,899       $5,706



(2)  If you annuitize at the end of the applicable time period:



                                           1 YEAR   3 YEARS   5 YEARS   10 YEARS
--------------------------------------------------------------------------------
A Share                                       $852    $1,816    $2,778    $5,177
B Share                                       $320    $1,462    $2,595    $5,307
C Share                                       $422    $1,614    $2,788    $5,645
I Share                                       $299    $1,260    $2,225    $4,653
L Share                                       $407    $1,570    $2,719    $5,526



(3)  If you do not Surrender your Contract:



                                1 YEAR       3 YEARS      5 YEARS     10 YEARS
--------------------------------------------------------------------------------
A Share                            $1,032       $1,996       $2,958       $5,357
B Share                              $575       $1,717       $2,850       $5,487
C Share                              $602       $1,794       $2,968       $5,825
I Share                              $479       $1,441       $2,406       $4,835
L Share                              $587       $1,750       $2,899       $5,706


CONDENSED FINANCIAL INFORMATION

--------------------------------------------------------------------------------

When Premium Payments are credited to your Funds, they are converted into Accumulation Units by dividing the amount of your Premium Payments minus any Premium taxes, by the Accumulation Unit Value for that Valuation Day. All classes of Accumulation Unit Values may be obtained, free of charge, by contacting us. See Appendix B - Accumulation Unit Values for additional information. You can find financial statements for us and the Separate Account in the Statement of Additional Information.

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3. MANAGEMENT OF THE CONTRACT

THE COMPANY

We are a stock life insurance company engaged in the business of writing life insurance and individual and group annuities. Hartford Life Insurance Company is authorized to do business in all states of the United States and the District of Columbia. Hartford Life and Annuity Insurance Company is authorized to do business in Puerto Rico, the District of Columbia, and all states of the United States except New York. Hartford Life Insurance Company was originally incorporated under the laws of Massachusetts on June 5, 1902, and subsequently redomiciled to Connecticut. Hartford Life and Annuity Insurance Company was originally incorporated under the laws of Wisconsin on January 9, 1956, and subsequently redomiciled to Connecticut. Hartford Life and Annuity Insurance Company is a subsidiary of Hartford Life Insurance Company. Our corporate offices are located in Simsbury, Connecticut. Neither company cross guarantees the obligations of the other. We are ultimately controlled by The Hartford Financial Services Group, Inc.

All guarantees under the Contract are subject to each issuing company's financial strength and claims-paying capabilities. We provide information about our financial strength in reports filed with the SEC (Hartford Life Insurance Company only) and/or state insurance departments. For example, Hartford Life Insurance Company files annual reports (Form 10-K), quarterly reports (Form 10-Q) and periodic reports (Form 8-K) with the SEC. Forms 10-K and 10-Q include information such as our financial statements, management discussion and analysis of the previous year of operations, risk factors, and other information. Form 8-K reports are used to communicate important developments that are not otherwise disclosed in the other forms described above. You may read or copy these reports at the SEC's Public Reference Room at 100 F. Street N.E., Room 1580, Washington, D.C. 20549-2001. You may also obtain reports and other information about us by contacting us using the information stated on the cover page of this prospectus, visiting our website at www.hartfordinvestor.com or visiting the SEC's website at www.sec.gov. You may also obtain reports and other financial information about us by contacting your state insurance department.

THE GENERAL ACCOUNT

The Fixed Accumulation Feature and the Personal Pension Account are part of our General Account. Any amounts that we are obligated to pay under the Fixed Accumulation Feature and the Personal Pension Account and any other payment obligation we undertake under the Contract are subject to our financial strength and claims-paying ability and our long-term ability to make such payments. We invest the assets of the General Account according to the laws governing the investments of insurance company general accounts. The General Account is not a bank account and is not insured by the FDIC or any other government agency. We receive a benefit from all amounts held in our General Account. Amounts in our General Account are available to our general creditors. We issue other types of insurance policies and financial products and pay our obligations under these products from our assets in the General Account.

THE SEPARATE ACCOUNT

We set aside and invest the assets of some of our annuity contracts, including these Contracts, in a Separate Account. These Separate Accounts are registered as unit investment trusts under the 1940 Act. This registration does not involve supervision by the SEC of the management or the investment practices of a Separate Account or us. Separate Accounts meet the definition of "Separate Account" under federal securities law. The Separate Accounts referenced in this prospectus hold only assets for variable annuity contracts. These Separate
Accounts:

- hold assets for your benefit and the benefit of other Contract Owners, and the persons entitled to the payouts described in the Contract;

- are not subject to the liabilities arising out of any other business we may conduct;

- are not affected by the rate of return of our General Account or by the investment performance of any of our other Separate Accounts;

- may be subject to liabilities of other variable annuity contracts offered by this Separate Account which are not described in this prospectus; and

- are credited with income and gains, and takes losses, whether or not realized, from the assets they hold without regard to our other income, gains or loss.

We do not guarantee the investment results of the Separate Account.

THE FUNDS

The Funds available for investment are not the same mutual funds that you can buy through your Registered Representative even though they may have similar investment strategies and the same portfolio managers. Each Fund has varying degrees of investment risk. Funds are also subject to separate fees and expenses such as management fees, distribution and operating expenses. "Master-feeder" or "fund of funds" ("feeder funds") invest substantially all of their assets in other funds and will therefore bear a pro-rata share of fees and expenses incurred by both funds. This will reduce your investment return. Please contact us to obtain a copy of the prospectuses for each Fund (or for any feeder funds). Read these prospectuses carefully before investing. We do not guarantee the investment results of any Fund. Certain Funds may not be available in all states and in all Contract classes. Please see Appendix C for additional information.

10

-------------------------------------------------------------------------------

MIXED AND SHARED FUNDING - Fund shares may be sold to our other separate accounts, our insurance company affiliates or other unaffiliated insurance companies to serve as an underlying investment for variable annuity contracts and variable life insurance policies, pursuant to a practice known as "mixed and shared funding." As a result, there is a possibility that a material conflict may arise between the interests of Owners, and other contract owners investing these Funds. If a material conflict arose, we will consider what action may be appropriate, including removing the Fund from the Separate Account or replacing the Fund with another underlying fund.

VOTING RIGHTS - We are the legal owners of all Fund shares held in the Separate Account and we have the right to vote at the Funds' shareholder meetings. To the extent required by federal securities laws or regulations, we will:

- notify you of any Fund shareholders' meeting if the shares held for your Contract may be voted;

- send proxy materials and a form of instructions that you can use to tell us how to vote the Fund shares held for your Contract;

-   arrange for the handling and tallying of proxies received from Owners;

- vote all Fund shares attributable to your Contract according to instructions received from you, and

- vote all Fund shares for which no voting instructions are received in the same proportion as shares for which instructions have been received.

If any federal securities laws or regulations, or their present interpretation, change to permit us to vote Fund shares on our own, we may decide to do so. You may attend any shareholder meeting at which shares held for your Contract may be voted. After we begin to make Annuity Payouts to you, the number of votes you have will decrease. As a result of proportional voting, a small number of Owners could determine the outcome of a proposition subject to shareholder vote.

SUBSTITUTIONS, ADDITIONS, OR DELETIONS OF FUNDS - Subject to any applicable law, we may make certain changes to the Funds offered under your Contract. We may, in our sole discretion, establish new Funds. New Funds may be made available to existing Owners as we deem appropriate. We may also close one or more Funds to additional Premium Payments or transfers from existing Funds. We may liquidate one or more Sub-Accounts if the board of directors of any Fund determines that such actions are prudent. Unless otherwise directed, investment instructions will be automatically updated to reflect the Fund surviving after any merger, substitution or liquidation.

We may eliminate the shares of any of the Funds from the Contract for any reason and we may substitute shares of another registered investment company for the shares of any Fund already purchased or to be purchased in the future by the Separate Account. To the extent required by the 1940 Act, substitutions of shares attributable to your interest in a Fund will not be made until we have the approval of the SEC and we have notified you of the change.

In the event of any substitution or change, we may, by appropriate endorsement, make any changes in the Contract necessary or appropriate to reflect the substitution or change. If we decide that it is in the best interest of the Owners, the Separate Account may be operated as a management company under the 1940 Act or any other form permitted by law, may be de-registered under the 1940 Act in the event such registration is no longer required, or may be combined with one or more other Separate Accounts.

FEES WE RECEIVE FROM FUNDS AND RELATED PARTIES - We receive substantial and varying administrative service payments (referred to as "revenue sharing payments") and Rule 12b-1 fees from certain Funds or related parties. We consider revenue sharing payments and Rule 12b-1 fees among a number of factors when deciding to add or keep a Fund that we offer through the Contract. We collect these payments and fees under agreements between us and a Fund's principal underwriter, transfer agent, investment adviser and/or other entities related to the Fund. We expect to make a profit on these fees.

The availability of these types of arrangements creates an incentive for us to seek and offer Funds (and classes of shares of such Funds) that pay us revenue sharing. Other funds (or available classes of shares) may have lower fees and better overall investment performance. As of December 31, 2009, we have entered into arrangements to receive administrative service payments and/or Rule 12b-1 fees from each of the following Fund complexes (or affiliated entities): AIM Advisors, Inc., AllianceBernstein Variable Products Series Funds & Alliance Bernstein Investments, American Variable Insurance Series & Capital Research and Management Company, Branch Banking & Trust Company, Columbia Management Distributors, Inc. Evergreen Investment Services Inc., Fidelity Distributors Corporation, Fidelity Investments Institutional Operations Company, Franklin Templeton Services, LLC, The Huntington Funds, Lord Abbett Series Fund & Lord Abbett Distributor, LLC, MFS Fund Distributors, Inc. & Massachusetts Financial Services Company, Merrill Lynch Asset Management & Princeton Funds Distributor, Morgan Stanley Distribution, Inc. & Morgan Stanley Investment Management & The Universal Institutional Funds, MTB Investment Advisors, Inc., JPMorgan Investment Advisors, Inc., Oppenheimer Variable Account Funds & Oppenheimer Funds Distributor, Inc., Pioneer Variable Contracts Trust & Pioneer Investment Management, Inc. & Pioneer Funds Distributor, Inc., Prudential Investment Management Services, LLC, Putnam Retail Management Limited Partnership, Ridgeworth Capital Management, Inc., UBS Financial Services, Inc., Van Kampen Life Investment Trust & Van Kampen Asset Management, Van Kampen Funds, The Victory Variable Insurance Funds & Victory Capital Management, Inc. & Victory Capital Advisers, Inc. and Wells Fargo Variable Trust & Wells Fargo Fund Management, LLC.

-------------------------------------------------------------------------------

We are affiliated with Hartford Series Fund, Inc. and Hartford HLS Series Fund II, Inc. (collectively, the "HLS Funds") based on our affiliation with their investment advisers HL Investment Advisors, LLC and Hartford Investment Management Company. In addition to investment advisory fees, we, or our other insurance company affiliates, receive fees to provide, among other things, administrative, processing, accounting and shareholder services for the HLS Funds.


Not all Fund complexes pay the same amounts of revenue sharing payments and/or Rule 12b-1 fees. Therefore, the amount of fees we collect may be greater or smaller based on the Funds you select. Revenue sharing payments and Rule 12b-1 fees did not exceed 0.50% and 0.35%, respectively, in 2009, and are not expected to exceed 0.50% and 0.35%, respectively, in 2010, of the annual percentage of the average daily net assets (for instance, in 2009, assuming that you invested in a Fund that paid us the maximum fees and you maintained a hypothetical average balance of $10,000, we would collect a total of $85 from that Fund). For the fiscal year ended December 31, 2009, revenue sharing payments and Rule 12b-1 fees did not collectively exceed approximately $117.1 million. These fees do not take into consideration indirect benefits received by offering HLS Funds as investment options. Rule 12b-1 fees are anticipated to be higher for the fiscal year ending December 31, 2010 and thereafter.


FIXED ACCUMULATION FEATURE

INTERESTS IN THE FIXED ACCUMULATION FEATURE ARE NOT REGISTERED UNDER THE 1933 ACT AND THE FIXED ACCUMULATION FEATURE IS NOT REGISTERED AS AN INVESTMENT COMPANY UNDER THE 1940 ACT. ACCORDINGLY, NEITHER THE FIXED ACCUMULATION FEATURE NOR ANY OF ITS INTERESTS ARE SUBJECT TO THE PROVISIONS OR RESTRICTIONS OF THE 1933 ACT OR THE 1940 ACT, AND THE STAFF OF THE SEC HAS NOT REVIEWED THE DISCLOSURE REGARDING THE FIXED ACCUMULATION FEATURE. THE FOLLOWING DISCLOSURE ABOUT THE FIXED ACCUMULATION FEATURE IS SUBJECT TO CERTAIN GENERALLY APPLICABLE PROVISIONS OF THE FEDERAL SECURITIES LAWS REGARDING THE ACCURACY AND COMPLETENESS OF DISCLOSURES. THE FIXED ACCUMULATION FEATURE IS NOT OFFERED IN ALL CONTRACT CLASSES AND IS NOT AVAILABLE IN ALL STATES.

We guarantee that we will credit interest to amounts you allocate to the Fixed Accumulation Feature at a minimum rate that meets your State's minimum non-forfeiture requirements. Non-forfeiture rates vary from state-to-state. We may credit a rate higher than the minimum rate. We reserve the right to declare different rates of interest depending on when amounts are allocated or transferred to the Fixed Accumulation Feature. This means that amounts at any designated time may be credited with a different rate of interest than the rate previously credited to such amounts and to amounts allocated or transferred at any other designated time. We will periodically publish the Fixed Accumulation Feature interest rates currently in effect. There is no specific formula for determining interest rates and, except as specifically stated above, no assurances are offered as to future rates in excess of non-forfeiture rates. Some of the factors that we may consider in determining whether to credit interest are: general economic trends, rates of return currently available for the types of investments and durations that match our liabilities and anticipated yields on our investments; regulatory and tax requirements; and competitive factors. Fixed Accumulation Feature interest rates may vary by State.

We will account for any deductions, Surrenders or transfers from the Fixed Accumulation Feature on a "first-in, first-out" basis (i.e., oldest investments will be liquidated first).

ANY INTEREST CREDITED TO AMOUNTS YOU ALLOCATE TO THE FIXED ACCUMULATION FEATURE IN EXCESS OF THE MINIMUM GUARANTEED INTEREST RATE WILL BE DETERMINED AT OUR SOLE DISCRETION. YOU ASSUME THE RISK THAT INTEREST CREDITED TO THE FIXED ACCUMULATION FEATURE MAY NOT EXCEED THE MINIMUM GUARANTEED INTEREST RATE FOR ANY GIVEN YEAR.

From time to time, we may credit increased interest rates in our sole discretion.

We may restrict your ability to allocate Contract Value, Benefit Balance or Premium Payments to the Fixed Accumulation Feature (and vice versa) at any time in our sole discretion. We may close the Fixed Accumulation Feature to new Premium Payments or transfers of existing Contract Value and/or Benefit Balance.

Except as otherwise provided, during each Contract Year, you may make transfers out of the Fixed Accumulation Feature to Sub-Accounts or the Personal Pension Account, subject to the transfer restrictions discussed below. All transfer allocations must be in whole numbers (e.g., 1%). Each Contract Year you may transfer the greater of:

- 30% of the Contract Value in the Fixed Accumulation Feature as of the last Contract Anniversary. When we calculate the 30%, we add Premium Payments allocated to the Fixed Accumulation Feature, transfers from Sub-Accounts and transfers from the Personal Pension Account made after that date but before the next Contract Anniversary. These restrictions also apply to systematic transfers. The 30% does not include Contract Value in any DCA Plus Program; or

- an amount equal to your largest previous transfer from the Fixed Accumulation Feature in any one Contract Year.

We apply these restrictions to all transfers from the Fixed Accumulation Feature, including all systematic transfers and Dollar Cost Averaging Programs, except for transfers under our DCA Plus Program.

If your interest rate renews at a rate at least 1% lower than your prior interest rate, you may transfer any amount up to 100% of the amount to be invested at the renewal rate. You must make this transfer request within 60 days of being notified of the renewal rate.

We may defer transfers and partial Surrenders from the Fixed Accumulation Feature for up to six months from the date of your request.

12

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You must wait six months after your most recent transfer from the Fixed
Accumulation Feature before moving Sub-Account Values or Benefit Balance back to the Fixed Accumulation Feature. If you make systematic transfers from the Fixed Accumulation Feature under a Dollar Cost Averaging Program or DCA Plus Program, you must wait six months after your last systematic transfer before moving Contract Value or Benefit Balance back to the Fixed Accumulation Feature.

As a result of these limitations, it may take a significant amount of time (i.e., several years) to move Contract Value in the Fixed Accumulation Feature to Sub-Accounts and/or Personal Pension Account and therefore this may not provide an effective short term defensive strategy.

PERSONAL PENSION ACCOUNT

INTERESTS IN THE PERSONAL PENSION ACCOUNT ARE NOT REGISTERED UNDER THE 1933 ACT AND THE PERSONAL PENSION ACCOUNT IS NOT REGISTERED AS AN INVESTMENT COMPANY UNDER THE 1940 ACT. ACCORDINGLY, NEITHER THE PERSONAL PENSION ACCOUNT NOR ANY OF ITS INTERESTS ARE SUBJECT TO THE PROVISIONS OR RESTRICTIONS OF THE 1933 ACT OR THE 1940 ACT, AND THE STAFF OF THE SEC HAS NOT REVIEWED THE DISCLOSURES REGARDING THE PERSONAL PENSION ACCOUNT. THE FOLLOWING DISCLOSURE ABOUT THE PERSONAL PENSION ACCOUNT IS SUBJECT TO CERTAIN GENERALLY APPLICABLE PROVISIONS OF THE FEDERAL SECURITIES LAWS REGARDING THE ACCURACY AND COMPLETENESS OF DISCLOSURES. THE PERSONAL PENSION ACCOUNT IS CURRENTLY AVAILABLE TO IRA, ROTH IRA, SEP AND NON-QUALIFIED PLAN TYPES. THE PERSONAL PENSION ACCOUNT MAY NOT BE AVAILABLE TO ALL TYPES OF OWNERSHIP ARRANGEMENTS, OR IN ALL STATES.

WHAT IS THE PERSONAL PENSION ACCOUNT?

THE FOLLOWING IS A BRIEF SUMMARY OF THE PERSONAL PENSION ACCOUNT. YOU SHOULD READ THIS ENTIRE SECTION OF THE PROSPECTUS TO MAKE SURE THAT YOU UNDERSTAND THE IMPORTANT LIMITATIONS AND RESTRICTIONS APPLICABLE TO THE PERSONAL PENSION ACCOUNT.

The Personal Pension Account is like the Fixed Accumulation Feature because you receive a fixed interest rate investment return. So, like the Fixed Accumulation Feature, you can invest in the Personal Pension Account if you want a steadier return than you would receive from the Sub-Accounts, where your return depends on the investment performance of the Funds you select.

While the Personal Pension Account and Fixed Accumulation Feature both offer a fixed interest rate return, the Personal Pension Account is designed to serve a different purpose than the Fixed Accumulation Feature. The Fixed Accumulation Feature is designed to serve as a conventional accumulation-oriented investment -you put money in to build up your investment, and you can then withdraw money to meet financial needs as they arise. You can also transfer some or all of your investment to the Sub-Accounts or the Personal Pension Account, and your beneficiaries receive a death benefit if you die. The Personal Pension Account is designed to serve a different purpose - it has features and guarantees you can use to design your own personal pension plan to provide you with life-long income payments without having to use the Sub-Accounts or Fixed Accumulation Feature for that purpose. You will know at the time of each Deposit what you can expect in terms of lifetime payouts if commenced during your Guarantee Window. Crediting rates (including the step down in such rates) are also available at or prior to each Contribution. While you can take income payments from the Fixed Accumulation Feature too, the amount of those income payments is not guaranteed in advance.

Why would you invest in the Fixed Accumulation Feature if the Personal Pension Account gives you income guarantees and more flexibility structuring income payments? The reason is that to give you the guarantees and income payment flexibility, we had to place significant restrictions on how much you can transfer out of the Personal Pension Account in any year as well as on your ability to receive lump sum payments - instead of SURRENDERINGpart or all of the amounts you have built up in the Personal Pension Account, you can get a lump sum payment only by specifying some or all of the payments you are receiving, and then COMMUTING them into one lump sum. When you invest in the Personal Pension Account, you may end up getting less than you would have if you invested in the Fixed Accumulation Feature. This is the tradeoff you have to accept in return for getting the additional flexibility and guarantees that let you design your own personal pension plan.

  THERE ARE CERTAIN CONDITIONS THAT MUST BE SATISFIED FOR YOU TO RECEIVE GUARANTEED INCOME PAYMENTS FROM YOUR PERSONAL PENSION ACCOUNT INVESTMENT, INCLUDING STARTING TO TAKE PAYMENTS BEFORE THE END OF A SPECIFIED PERIOD. YOU SHOULD READ THE REST OF THIS PROSPECTUS AND YOUR CONTRACT CAREFULLY TO MAKE SURE YOU UNDERSTAND ALL OF THESE CONDITIONS.

AS YOU READ THE REMAINDER OF THIS SECTION OF THE PROSPECTUS, WHICH PROVIDES YOU WITH MORE DETAILED INFORMATION ABOUT HOW THE PERSONAL PENSION ACCOUNT WORKS, YOU SHOULD KEEP IN MIND THESE IMPORTANT POINTS:

- YOUR ABILITY TO MAKE TRANSFERS FROM THE PERSONAL PENSION ACCOUNT IS SIGNIFICANTLY LIMITED BECAUSE THE PERSONAL PENSION ACCOUNT RESTRICTS LIQUIDITY DUE TO TRANSFER LIMITATIONS AND THE POTENTIAL LOSS OF VALUE AS A RESULT OF COMMUTATION. ACCORDINGLY, YOU SHOULD ENSURE THAT YOUR INVESTMENTS IN THE FIXED ACCUMULATION FEATURE AND THE SUB-ACCOUNTS WILL BE ADEQUATE TO MEET YOUR LIQUIDITY NEEDS.

- BECAUSE THE PERSONAL PENSION ACCOUNT IS DESIGNED AS A LONG-TERM RETIREMENT FUNDING VEHICLE, IT HAS GUARANTEED PAYOUT RATES APPLICABLE ONLY FOR PERSONAL PENSION ACCOUNT PAYOUTS COMMENCED BEFORE THE EXPIRATION OF YOUR SPECIFIED "GUARANTEE WINDOW" (AS DISCUSSED BELOW).

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-   THE PERSONAL PENSION ACCOUNT PROVIDES CERTAIN ADDITIONAL FLEXIBILITY WITH
    RESPECT TO STRUCTURING INCOME PAYMENTS - YOU CAN CONVERT PART OF YOUR INVESTMENT IN THE PERSONAL PENSION ACCOUNT INTO INCOME PAYMENTS AT A PARTICULAR TIME RATHER THAN YOUR ENTIRE INVESTMENT, AND YOU MAY ESTABLISH DIFFERENT INCOME STREAMS.

- AT ANY GIVEN TIME, CREDITED RATES AVAILABLE UNDER THE PERSONAL PENSION ACCOUNT MAY BE HIGHER OR LOWER THAN INTEREST RATES OFFERED UNDER THE FIXED ACCUMULATION FEATURE.

- YOU MAY USE THE PERSONAL PENSION ACCOUNT TO ESTABLISH STREAMS OF INCOME PAYMENTS THAT WILL CONTINUE UNTIL THE OWNER, THE ANNUITANT OR A JOINT OWNER DIES, WHICHEVER IS FIRST.

- SUMS INVESTED INTO THE PERSONAL PENSION ACCOUNT ARE SUBJECT TO SEVERE TRANSFER RESTRICTIONS AND ANY LUMP SUM WITHDRAWALS ARE SUBJECT TO COMMUTATION (WHICH MAY SIGNIFICANTLY REDUCE THE AMOUNT YOU RECEIVE). PLEASE MAKE SURE THAT YOU HAVE SUFFICIENT ASSETS AVAILABLE TO MEET YOUR SHORT TERM OR EMERGENCY NEEDS BEFORE INVESTING IN THE PERSONAL PENSION ACCOUNT.

- YOU MAY COMMUTE ANY OR ALL OF YOUR ANNUITY PAYOUT VALUE TO GET A LUMP SUM PAYMENT FROM THE PERSONAL PENSION ACCOUNT. THERE IS AN INITIAL THIRTY DAY WAITING PERIOD FOR RECEIVING COMMUTED VALUE OF YOUR PERSONAL PENSION ACCOUNT.

- IF YOU TERMINATE THIS CONTRACT, YOU GIVE UP YOUR RIGHT TO FUTURE "PERSONAL PENSION ACCOUNT PAYOUTS" (AS DESCRIBED BELOW).


- ANYONE CONSIDERING INVESTING THEIR ENTIRE DEPOSIT INTO THE PERSONAL PENSION ACCOUNT SHOULD FIRST DISCUSS WITH THEIR FINANCIAL ADVISOR WHETHER A SINGLE PREMIUM IMMEDIATE ANNUITY MAY OFFER BETTER PAYOUT RATES.



HOW DOES THE PERSONAL PENSION ACCOUNT WORK?


CONTRIBUTIONS. You invest in the Personal Pension Account through Personal Pension Account Contributions. The first Personal Pension Account Contribution becomes your initial investment called your "Benefit Balance." The Benefit Balance will be increased by the amount of each subsequent Personal Pension Account Contribution, transfers into the Personal Pension Account from the Fixed Accumulation Feature and Sub-Accounts and accrued interest. Unlike the Fixed Accumulation Feature, the Benefit Balance is not indicative of what you would receive as a lump sum.

Once you start taking Personal Pension Account Payouts, as described below, your Benefit Balance is divided into an "Accumulation Balance" and "Annuity Payout Value." Annuity Payout Value refers to the sums used to fund your Personal Pension Account Payouts and anything remaining is referred to as your Accumulation Balance. Because you may convert all or any portion of your Accumulation Balance into Personal Pension Account Payouts at different times, you may have more than one Annuity Payout Value.

The minimum initial Personal Pension Account Contribution is $10,000. Our prior approval may be required for any single or cumulative Personal Pension Account Contribution of $1 million or more. Each subsequent Personal Pension Account Contribution must be at least $1,000. FAILURE TO MAINTAIN A MINIMUM ACCUMULATION BALANCE OF $5,000 WILL RESULT IN PREMATURE COMMENCEMENT OF PERSONAL PENSION ACCOUNT PAYOUTS. You may not make any Personal Pension Account Contributions after the Annuity Commencement Date.

INTEREST CREDITING - We guarantee that we will credit interest to amounts that you allocate to the Personal Pension Account at a minimum rate of 1.5% (called a "credited rate(s)"). We may credit a rate higher than the minimum credited rate. Interest rates will decrease over different time bands. We expect to make a profit in setting credited rates. Different credited rates may apply during the course of your investment in the Personal Pension Account. Credited rates will continue to apply to your Accumulation Balance until the earliest of when you commence taking Personal Pension Account Payouts, the Annuity Commencement Date or when we pay the Death Benefit. Credited rates will not apply to your Annuity Payout Value(s).

We reserve the right to periodically establish new credited rates and bands that will be applied to new Personal Pension Account Contributions. This means that all or portions of your Accumulation Balance may earn interest at different credited rates. See Examples 1, 2 and 4 under the Personal Pension Account Examples in Appendix A for an illustration of how different credited rates may apply during the term of your Contract. We will confirm your credited rate schedule with each Personal Pension Account Contribution. There is no specific formula for determining credited rates and no assurances are offered as to future credited rates and their applicability. Some of the factors that we may consider in determining credited rates include, but are not limited to, general economic trends, rates of return currently available for the types of investments and durations that match these or our general liabilities and anticipated yields on our investments; regulatory and tax requirements; and competitive factors.

PERSONAL PENSION ACCOUNT PAYOUTS - You may tell us to start paying you income payments called "Personal Pension Account Payouts" at any time or at different times until your Annuity Commencement Date. Subsequent Premium Payments can be made into Sub-Accounts and/or the Fixed Accumulation Feature after Personal Pension Account Payouts have begun (if received before your Annuity Commencement
Date). There is a thirty day waiting period for your first Personal Pension Account Payout following each Personal Pension Account Start Date.


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As noted above, your ability to receive lump sum payments from the Personal
Pension Account is limited. You do not withdraw any part of your Benefit Balance in the same way that you can surrender your Contract Value from Sub-Accounts or the Fixed Accumulation Feature. Rather, you must convert Accumulation Balance into an Annuity Payout Value that is then used to set your Personal Pension Account Payouts. You may surrender any or all of your Contract Value without affecting your Annuity Payout Value, or you may commute any or all of your Annuity Payout Value without affecting your Contract Value. However, you may terminate your Contract by (a) fully surrendering all of your Contract Value in the Sub-Accounts and Fixed Accumulation Feature; (b) commuting your Annuity Payout Value in your Personal Pension Account (as discussed in more detail below); and (c) giving up your right to Personal Pension Account Payouts in connection with Contract replacement.

You will automatically start receiving Personal Pension Account Payouts on your Annuity Commencement Date. Personal Pension Account Payouts will be paid in the manner described in Annuity Payout Option Two or Eight under the heading "When do your Annuity Payouts begin?" under the Annuity Payouts section below. We reserve the right to require that you own your Contract for at least six months before you start receiving Personal Pension Account Payouts. For Qualified Contracts, we reserve the right to require that you start taking Personal Pension Account Payouts no later than when the Annuitant turns age 70 1/2. An annual benefit increase option may also be elected to adjust Personal Pension Account Payouts, subject to availability.

We calculate the amount of your Personal Pension Account Payouts by applying the applicable payout rate to your Accumulation Balance. We will provide you with a guaranteed payout rate each time that you make a new Personal Pension Account Contribution. Payout rates are set at our sole discretion. There is no specific formula for determining payout rates and, except as specifically provided below, there is no assurance as to future payout rates. Payout rates may vary based on Contract class and distribution channel. Some of the factors that we may consider in determining payout rates include, but are not limited to, general economic trends, rates of return currently available for the types of investments and durations that match our liabilities and anticipated yields on our investments; regulatory and tax requirements; competitive factors and mortality tables (including age and gender factors). When you first make a Personal Pension Account Contribution, you will be required to choose a Target Income Age at which you are likely to begin taking Personal Pension Account Payouts. The Target Income Age cannot exceed twenty (20) years from the oldest Annuitant's age at the time of investment or age 80, whichever shall first occur. A single Target Income Age will apply to your Contract irrespective of the number of subsequent Personal Pension Account Contributions you may make in the future. Except as provided below, the Target Income Age cannot be changed.

We will use the guaranteed payout rate(s) to calculate Personal Pension Account Payouts if you commence taking Personal Pension Account Payouts during the timeframe that begins three (3) years prior to the Target Income Age and ends three (3) years after the Target Income Age (this seven year period is referred to as the "guarantee window"). If you commence taking Personal Pension Account Payouts at any time outside of the guarantee window, then we will calculate your Personal Pension Account Payouts using payout rate(s) that we then determine at our sole discretion. Payouts taken outside of your Guarantee Window are not guaranteed. In these circumstances, your payout rate will be the lesser of our then current payout rate or the maximum payout rate set internally at the time of each Contribution; but, will never be less than the Minimum Guaranteed Payout Purchase Rates specified in your Contract. The existence of guaranteed payout rates, among other things, distinguishes the Personal Pension Account from the way we treat annuitization of your Contract Value and investments in the Fixed Accumulation Feature at the end of the accumulation phase of your Contract. See Examples 1 and 4 under the Personal Pension Account Examples in Appendix A for an illustration of Personal Pension Account Payouts during the guarantee window.

LUMP SUM PAYMENTS - You may commute any or all of your Annuity Payout Value to get a lump sum payment from the Personal Pension Account. The way we do this is to calculate the number of Personal Pension Account Payouts (corresponding to the Annuity Payout Value that you seek to commute) that when added together will equal the amount of your commutation request, and then the time period over which these Personal Pension Account Payouts would have otherwise been made is called the "Guaranteed Payout Duration." Personal Pension Account Payouts based on the remaining, non-commuted portion of your Annuity Payout Value will take place after the Guaranteed Payout Duration based on the same frequency established on your original Personal Pension Account Start Date provided that you, the Annuitant or a joint Owner are alive at that time. There is an initial thirty day waiting period for receiving commuted value of your Personal Pension Account. Please see "What is Commuted Value?" in section 4(c)(Surrenders) and Personal Pension Account Examples 4a and 4b in Appendix A for more information about how Guaranteed Payout Duration is determined.

You should understand that if you commute, you will receive less than your Annuity Payout Value. The amount you receive over time depends on a number of factors, including the difference between interest rates currently being credited and the discount rate used upon commutation, how long you have invested in the Personal Pension Account and whether you (or the Annuitant) live long enough so that Personal Pension Account Payouts start up again after the Guaranteed Payout Duration. We will pay you the commuted value of your lump sum payment thirty days after your request. Please refer to "What kinds of Surrenders are available" and "What is the Commuted Value" in the Surrenders section as well as Example 4 under the Personal Pension Account Examples in Appendix A for more information about how commutation works.

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TRANSFERS - Each Contract Year, you may transfer a portion of your Accumulation
Balance to the Fixed Accumulation Feature or Sub-Accounts without having to comply with the annuitization and commutation requirements discussed above. All transfer allocations must be in whole numbers (e.g., 1%). The maximum amount of Accumulation Balance that may be transferred is the highest of:

       -   4% of your Accumulation Balance as of your prior Contract
           Anniversary;

       - the amount of interest credited to your Accumulation Balance over the most recent full Contract Year; or

       - the amount of Accumulation Balance transferred to Contract Value during the most recent full Contract Year.

We reserve the right to; (a) limit the number of transfers from the Personal Pension Account; (b) make you wait six months after your most recent transfer from the Personal Pension Account before moving Contract Value back into the Personal Pension Account;or (c) revoke this transfer privilege at any time. Amounts transferred out of the Personal Pension Account will reduce the Accumulation Balance by the amount transferred. Amounts transferred from the Personal Pension Account to the Fixed Accumulation Feature or the Sub-Accounts will be treated as a subsequent Premium Payment and become part of your Contract Value. You may also transfer Contract Value from your Sub-Accounts or Fixed Accumulation Feature, to the Accumulation Balance (such transfers will reduce the amount of your optional Death Benefit, Annual Withdrawal Amount ("AWA") and Remaining Gross Premiums). If applicable, no CDSC will be applied to Accumulation Balance transferred to Sub-Accounts or the Fixed Accumulation Feature, or vice versa. No transfers may be made to or from the Personal Pension Account after the Annuity Commencement Date. See Example 3 under the Personal Pension Account Examples in Appendix A for an illustration of transfers into your Personal Pension Account.

AS A RESULT OF THESE OUT-BOUND TRANSFER RESTRICTIONS, IT MAY TAKE A SIGNIFICANT AMOUNT OF TIME (I.E., SEVERAL YEARS) TO MOVE ACCUMULATION BALANCE TO SUB-ACCOUNTS OR THE FIXED ACCUMULATION FEATURE AND THEREFORE THIS MAY NOT PROVIDE AN EFFECTIVE SHORT TERM DEFENSIVE STRATEGY. PLEASE REFER TO EXAMPLE 3 UNDER THE PERSONAL PENSION ACCOUNT EXAMPLES IN APPENDIX A FOR AN ILLUSTRATION OF TRANSFER RESTRICTIONS.

DEATH BENEFIT - The Personal Pension Account includes a Death Benefit equal to your Benefit Balance. This Death Benefit is considered to be part of the standard Death Benefit or any optional Death Benefit that you elect. Your Personal Pension Account Death Benefit increases as a result of additional Personal Pension Account Contributions and transfers into the Personal Pension Account. YOUR PERSONAL PENSION ACCOUNT DEATH BENEFIT DECREASES AS YOU TAKE PERSONAL PENSION ACCOUNT PAYOUTS AND UPON COMMUTATION OF YOUR ANNUITY PAYOUT VALUE MAY BE ELIMINATED OVER TIME. Benefit Balance transfers to Sub-Accounts and/or the Fixed Accumulation Feature also decrease your Personal Pension Account Death Benefit but because these amounts are converted into Contract Value, they become part of the standard Death Benefit and/or optional Death Benefit.

Personal Pension Account Payouts will generally terminate upon notification to us of the death of the Owner, joint Owner or Annuitant, if prior to the Annuity Commencement Date; or upon notification to us of the Annuitant's death, if after the Annuity Commencement Date. The method of payment of the Death Benefit will be subject to the restrictions contained in the "Standard Death Benefit" section of this Prospectus.

Your Benefit Balance will be converted into Contract Value and transferred to the Money Market Sub-Account without annuitization and commutation. Unless otherwise stated below, Contract Value may not be reallocated back into the Personal Pension Account. The Contingent Annuitant may reinvest Contract Value back into the Personal Pension Account and establish a new guarantee window, target income age and receive then applicable credited rates. If Spousal Contract continuation is elected, your Spouse can either continue to maintain the Personal Pension Account and resume Personal Pension Account Payouts, if applicable, or instruct us to transfer Benefit Balance to the Money Market Sub-Account. Your Spouse may then reinvest Contract Value back into the Personal Pension Account by establishing a new guarantee window and target income age. New crediting rates will apply.

OTHER INFORMATION - We will account for any Personal Pension Account Contributions, Personal Pension Account Payouts, interest, and deductions separately and on a first-in, first-out basis for the purposes of determining which credited rates are associated with each Personal Pension Account Contribution. Personal Pension Account Payouts are not cumulative and may not be advanced, commuted or accelerated, except as explicitly stated in this prospectus. Subject to applicable state insurance law, the Personal Pension Account does not establish a cash surrender benefit. We may close the Personal Pension Account to new Personal Pension Account Contributions at any time without notice. We may also make the Personal Pension Account available only through enrollment in one or more investment Programs that we establish.

Special consideration should be given by Personal Pension Account investors who are under age 40 to the twenty-year limitation on setting your Target Income Age and the absence of guaranteed payout rates applied if Personal Pension Account Payouts commence outside of your guarantee window.

The Personal Pension Account should not be confused with a pension plan under The Employee Retirement Income Security Act of 1974, as amended (ERISA). Neither we nor any of our affiliates assume any fiduciary duties with regard to this Contract, as such terms are defined under ERISA laws and regulations. The Personal Pension Account is not a defined benefit plan guaranteed by the Pension

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Benefit Guaranty Corporation (PBGC) or any federal or state government agency.
This feature is not a corporate pension plan issued by us or our affiliates.

In summary, the Personal Pension Account is designed for the long-term investor who is willing to forego some degree of liquidity in exchange for, among other things, deferred lifetime income in the form of Personal Pension Account Payouts. This feature restricts liquidity through transfer and commutation restrictions. The amount ultimately received as a consequence of your investment in the Personal Pension Account is not predictable because of the uncertainty of factors such as how long you have invested in the Personal Pension Account, interest rates in effect at the time of investment and commutation, and how long you receive lifetime Personal Pension Account Payouts. If you partially commute your Personal Pension Account Payouts, you will retain the right to collect life contingent Personal Pension Account Payouts that resume after the applicable Guaranteed Payout Duration. HOWEVER, IF YOU ELECT TO TERMINATE YOUR CONTRACT, YOU WILL GIVE UP YOUR RIGHT TO THESE FUTURE LIFE CONTINGENT PERSONAL PENSION ACCOUNT PAYOUTS. YOU SHOULD THEREFORE CONSULT WITH YOUR REGISTERED REPRESENTATIVE OR A TRUSTED ADVISER BEFORE TERMINATING YOUR CONTRACT TO BE SURE THAT YOU UNDERSTAND THESE IMPORTANT IMPLICATIONS. Please refer to "What kinds of Surrenders are available" and "What is the Commuted Value" in the Surrenders section as well as Example 4 under the Personal Pension Account Examples in Appendix A for more information.

4. INFORMATION ON YOUR ACCOUNT

A. OPENING AN ACCOUNT

WHO CAN BUY THIS CONTRACT?

The Contract is an individual tax-deferred variable annuity Contract. It is designed for retirement planning purposes and may be purchased by any individual, group or trust, including:

-any trustee or custodian for a retirement plan qualified under Section 401(a) of the Code;

-individual Retirement Annuities adopted according to Section 408 of the Code;

- employee pension plans established for employees by a state, a political subdivision of a state, or an agency of either a state or a political subdivision of a state; and

- certain eligible deferred compensation plans as defined in Section 457 of the Code.

The examples above represent Qualified Contracts, as defined by the Code. In addition, individuals and trusts can also purchase Contracts that are not part of a tax qualified retirement plan. These are known as Non-Qualified Contracts.

If you are purchasing the Contract for use in an IRA or other qualified retirement plan, you should consider other features of the Contract besides tax deferral, since any investment vehicle used within an IRA or other Qualified Plan receives tax-deferred treatment under the Code.


We do not accept any incoming 403(b) exchanges, transfers or applications for 403(b) individual annuity contracts or additional investments into any individual annuity contract funded through a 403(b) plan.



We do not accept any new retirement plans qualified under Sections 401(a) and 403(a) of the Code or employee pension plans established for employees by a state, a political subdivision of a state, or an agency of either a state or a political subdivision of a state, or certain eligible deferred compensation plans as defined in Section 457 of the Code.


The Personal Pension Account may not be available to all types of Qualified
Plans.

HOW DO YOU PURCHASE A CONTRACT?

You may only purchase a Contract through a Financial Intermediary. A Registered Representative will work with you to complete and submit an application or an order request form. Part of this process will include an assessment as to whether this variable annuity may be suitable for you. Prior to recommending the purchase or exchange of a deferred variable annuity, your Registered Representative shall make reasonable efforts to obtain certain information about you and your investment needs. This recommendation will be independently reviewed by a principal within your Financial Intermediary. Your initial Deposit will not be invested in any Account and/or the Personal Pension Account during this period.

To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify, and record information that identifies each person who opens an account. When you open an account, your Financial Intermediary will ask for your name, address, date of birth and other information that will allow us to identify you. They may also ask to see your driver's license or other identifying documents. Non-Resident Alien (NRA) application submissions require our prior approval.

The minimum initial Deposit required to buy this Contract varies based on the type of investment, Contract class and whether you enroll in a systematic investment Program such as the InvestEase(R) Program. Financial Intermediaries may impose requirements

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regarding the form of payment they will accept. Deposits not actually received by us within the time period provided below will result in the rejection of your application or order request.

Deposits sent to us must be made in U.S. dollars and checks must be drawn on U.S. banks. We do not accept cash, third party checks or double endorsed checks. We reserve the right to limit the number of checks processed at one time. If your check does not clear, your purchase will be cancelled and you could be liable for any losses or fees incurred. A check must clear our account through our Administrative Office to be considered to be in good order.

We reserve the right to impose special conditions on anyone who seeks our prior approval to purchase a Contract with Deposits of $1 million or more. In order to request prior approval, you must submit a completed enhanced due diligence form prior to the submission of your application:

- if you are seeking to purchase a Contract with an initial Deposit of $1 million or more;

- if total Deposits, aggregated by social security number or taxpayer identification number, equal $1 million or more; and

-   for all applications where the Owner or joint Owner are non-resident aliens.

You and your Annuitant must not be older than age 80 on the date that your Contract is issued. You must be of minimum legal age in the state where the Contract is being purchased or a guardian must act on your behalf. Optional riders are subject to additional maximum issue age restrictions.

We urge you to discuss with your Registered Representative which share class is suitable for your needs. Share class availability and/or mortality and expense risk charge arrangements may vary based on the Financial Intermediary selling this variable annuity to you. Charges affect your overall rate of return on your Contract Value. In determining whether to invest in a share class that imposes a front-end sales charge, you might consider whether over a long time horizon lower mortality and expense risk charges out weigh up front sales charges and if you will be entitled to breakpoint discounts based on our rights of accumulation and letter of intent programs. In determining whether to invest in a share class that imposes a contingent deferred sales charge, you might consider whether higher mortality and expense risk and distribution charges out weigh the benefits of contingent deferred sales charges that reduce, or are eliminated, over time. For instance, those investing over $100,000 may find a front-end sales charge class share to be more economically advantageous than a contingent deferred sales charge share class. Finally, in determining whether to invest in a share class offered through a financial advisor, you might consider how the fee charged by your advisor bears in relation to the costs associated with investing in other share classes that impose higher fees.

It is important that you notify us if you change your address. If your mail is returned to us, we are likely to suspend future mailings until an updated address is obtained. In addition, we may rely on a third party, including the US Postal Service, to update your current address. Failure to give us a current address may result in payments due and payable on your annuity contract being considered abandoned property under state law, and remitted to the applicable state.

CAN YOU CANCEL YOUR CONTRACT AFTER YOU PURCHASE IT?

Yes. If for any reason you are not satisfied with your Contract, simply return it within ten days after you receive it with a written request for cancellation that indicates your tax-withholding instructions. In some states, you may be allowed more time to cancel your Contract. We may require additional information, including a signature guarantee, before we can cancel your Contract.

Unless otherwise required by state law, we will pay you your Total Balance (plus any front-end sales charge associated with class A shares and minus applicable expenses) as of the Valuation Day we receive your properly completed request to cancel and will refund any sales or Contract charges incurred during the period you owned the Contract. The Total Balance may be more or less than your Deposits depending upon the investment performance of your Contract. This means that you bear the risk of any decline in your Total Balance until we receive your notice of cancellation. In certain states, however, we are required to return your Deposit without deduction for any fees or charges.

HOW ARE DEPOSITS APPLIED TO YOUR CONTRACT?

Your initial Deposit will usually be invested within two Valuation Days of our actual receipt in-hand at our Administrative Office of both a properly completed application or order request and the Deposit; both being in good order. If we receive a subsequent Deposit before the end of a Valuation Day, it will be invested on the same Valuation Day. If we receive your subsequent Deposit after the end of a Valuation Day, it will be invested on the next Valuation Day. If we receive a subsequent Deposit on a non-Valuation Day, the amount will be invested on the next Valuation Day. Unless we receive new instructions, we will invest all Deposits based on your last instructions on record. We will send you a confirmation when we invest your Deposit.

If the request or other information accompanying the initial Deposit is incomplete or not in good order when received, we will hold the money in a non-interest bearing account for up to five Valuation Days (from the Valuation Day that we actually receive your initial Deposit at our Administrative Office) while we try to obtain complete information. If we cannot obtain the information within five Valuation Days, we will either return the Deposit and explain why it could not be processed or keep the Deposit if you authorize us to keep it until you provide the necessary information.

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Generally, we will receive your application or order request (whether for an initial purchase or a subsequent investment) after your Financial Intermediary has completed a suitability review. We will then consider if your investment is in good order. While the suitability and good order process is underway, Deposits will not be applied to your Contract. You will not earn any interest on Deposits even if they have been sent to us or deposited into our bank account. We are not responsible for gains or lost investment opportunities incurred during this review period or if your Financial Intermediary asks us to unwind a transaction based on their review of your Registered Representative's recommendations. Your Financial Institution, and we, may directly or indirectly earn income on your Deposits. For more information, contact your Registered Representative.

HOW IS CONTRACT VALUE CALCULATED BEFORE THE ANNUITY COMMENCEMENT DATE?

The Contract Value is the sum of the value of the Fixed Accumulation Feature, if applicable, and all Funds, and does not include Benefit Balance. There are two things that affect the value of your Sub-Accounts: (1) the number of Accumulation Units, and (2) the Accumulation Unit Value. Contract Value is determined by multiplying the number of Accumulation Units by the Accumulation Unit Value. On any Valuation Day the investment performance of the Sub-Accounts will fluctuate with the performance of the Funds.

When Premium Payments are credited to Sub-Accounts within your Account, they are converted into Accumulation Units by dividing the amount of your Premium Payments, minus any Premium taxes, by the Accumulation Unit Value for that day. The more Premium Payments you make to your Account, the more Accumulation Units you will own. You decrease the number of Accumulation Units you have by requesting partial or full Surrenders, settling a Death Benefit claim or by annuitizing your Contract or as a result of the application of certain Contract charges.

To determine the current Accumulation Unit Value, we take the prior Valuation Day's Accumulation Unit Value and multiply it by the Net Investment Factor for the current Valuation Day.

The Net Investment Factor is used to measure the investment performance of a Sub-Account from one Valuation Day to the next. The Net Investment Factor for each Sub-Account equals:

- the net asset value per share plus applicable distributions per share of each Fund at the end of the current Valuation Day; reduced by

- the net asset value per share of each Fund at the end of the prior Valuation Day; reduced by

- contract charges including the deductions for the mortality and expense risk charge and any other periodic expenses and administrative charges, divided by the number of days in the year multiplied by the number of days in the valuation period.

We will send you a statement at least annually.

WHAT OTHER WAYS CAN YOU INVEST?

You may enroll in the following features (sometimes called a "Program") for no additional fee. Not all Programs are available with all Contract variations.

PERSONAL PENSION ACCOUNT TRANSFER PROGRAMS. You may instruct us to reallocate portions of your Contract Value invested in Sub-account(s) and Fixed Accumulation Feature into the Personal Pension Account based on any one of the following options:

- FIXED DOLLAR OPTION: You may specify a predetermined fixed amount to be transferred into the Personal Pension Account on a monthly, quarterly, semi-annual, or annual basis. Please see Personal Pension Account Example 5 in Appendix A for more information.

- INVESTMENT GAINS OPTION: You may specify that we annually sweep investment gains into the Personal Pension Account. We define investment gains as the positive difference between your Anniversary Value and Starting Value (as adjusted by partial Surrenders) as of each Contract Anniversary. Your Anniversary Value is your Contract Value as of each Contract Anniversary (or the first Valuation Day thereafter if the Contract Anniversary does not fall on a Valuation Day) prior to your Annuity Commencement Date. Your Starting Value is either (a) your initial Premium Payment (if electing this Program at the time of Contract issuance); or (b) your Contract Value as of the date of enrollment (if electing this Program after Contract issuance). Accordingly, your Anniversary Value may increase from year to year and no portion of your Contract Value will be moved into the Personal Pension Account if your Anniversary Value did not exceed your Starting Value. Please see Personal Pension Account Example 5 in Appendix A for more information.

- INCOME PATH OPTION: This Program allows you to automatically increase the total percentage of your Total Balance invested into the Personal Pension Account over a time period ending at your Target Income Age (Target Allocation). Each Contract Anniversary, we will look to transfer the portion of Contract Value from your Sub-Accounts and/or Fixed Accumulation Feature (Current Allocation) needed to meet your Target Allocation. These transfers will increase your Benefit Balance and decrease your Contract Value. You will specify each annual Target Allocation when enrolling in this Program. Your Current Allocation will vary based on the investment performance of your Sub-Accounts and/or Fixed Accumulation Feature as of each Contract Anniversary. We may not be able to effect transfers in the event that your Current Allocation is insufficient to meet your Target Allocation. We

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                                                                          19

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  will not re-transfer Benefit Balance back to Contract Value if your Target
  Allocation can not be sustained in any given year. Please see Personal Pension Account Income Path Example 5 in Appendix A for an illustration of how the proportion of Total Balance ratchets over time from Contract Value into Benefit Balance. Please see Personal Pension Account Example 5 in Appendix A for more information.

We will reduce your Sub-Account and Fixed Accumulation Feature holdings on a pro-rata basis in order to effect your instructions when you select either the Investment Gains or Income Path Options. Annual transfers may be suspended for any Contract year where your Contract Value is insufficient to comply with your instructions. Please see Personal Pension Account Example 5 in Appendix A for more information.

These Programs will terminate:

- if, as the result of any transfer, your Contract Value is less than that required by our Minimum Amount Rules;

-   upon receipt of due proof of death;

-   if you annuitize your Contract; or

- if we receive your request to terminate the Program at least 5 Business Days prior to the next scheduled transfer date

The Income Path program will automatically terminate once the Target Allocation is reached.

Other considerations:

- These Programs do not assure a profit nor do they protect against loss in declining markets.

- Only one Transfer Program option may be active at any given time. If you wish to change to another Transfer Program option, you must terminate your current Transfer Program and establish a new one of your choice.

- Transfer of Contract Value from Sub-account(s) or Fixed Accumulation Feature to the Personal Pension Account may result in a reduction of Annual Withdrawal Amounts (AWA) and Remaining Gross Premium (RGP). Program transfers may also trigger a proportionate reduction in death benefits under the Return of Premium II and Maximum Anniversary Value Death Benefits.

- Amounts transferred into the Personal Pension Account will be assigned then current credited interest rates and payout rates as of the date of the transfer. Your existing Target Income Age applies to all transfers into the Personal Pension Account.

- You must meet the Personal Pension Account's minimum investment requirements prior to enrolling in any of these Programs. The minimum amount that may be transferred to the Personal Pension Account is $1,000. If the minimum amount per transfer is not met under the Fixed Dollar Option program, the transfer frequency will be changed to satisfy the minimum requirement. If the minimum amount per transfer is not met under the Investment Gains program or the Income Path program, that particular scheduled transfer instance will not occur, but the Program will remain active.

- The Investment Gains and Fixed Dollar programs may not be enrolled in if any of the following programs are currently elected: Automatic Income Program
    (AIP), including Automatic Required Minimum Distribution programs, Dollar Cost Averaging (DCA) program, or the Substantially Equal Periodic Payments Under Code Section 72(q) Program.

-   INVESTEASE

This electronic funds transfer feature allows you to have money automatically transferred from your checking or savings account and deposited into your Contract on a monthly or quarterly basis. It can be changed or discontinued at any time. The minimum amount for each transfer is $50. You can elect to have transfers made into any available Fund, the Fixed Accumulation Feature, or the Personal Pension Account. You cannot use this Program to invest in the DCA Plus Programs.

-   STATIC ASSET ALLOCATION MODELS

This feature allows you to select an asset allocation model based on several potential factors including your risk tolerance, time horizon, investment objectives, or your preference to invest in certain Funds or Fund families. Based on these factors, you can select one of several asset allocation models, with each specifying percentage allocations among various Funds available under your Contract. Some asset allocation models are based on generally accepted investment theories that take into account the historic returns of different asset classes (e.g., equities, bonds or cash) over different time periods. Other asset allocation models focus on certain potential investment strategies that could possibly be achieved by investing in particular Funds or Fund families and are not based on such investment theories. Static asset allocation models offered from time to time are reflected in your application and marketing materials. You may obtain a copy of the current models by contacting your Financial Intermediary.

You may invest in an asset allocation model through the Dollar Cost Averaging Program where the Fixed Accumulation Feature, Personal Pension Account, or a DCA Plus Program is the source of the assets to be invested in the asset allocation model you have chosen. You can also participate in these asset allocation models while enrolled in the InvestEase or Automatic Income Program.

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You can switch asset allocation models up to twelve times per year. Your ability to elect or switch into and between asset allocation models may be restricted based on Fund abusive trading restrictions.

Your investments in an asset allocation model will be rebalanced quarterly to reflect the model's original percentages and you may cancel your model at any time subject to investment restrictions for maintaining certain optional riders.

We have no discretionary authority or control over your investment decisions. These asset allocation models are based on then available Funds and do not include the Fixed Accumulation Feature or the Personal Pension Account. We make available educational information and materials (e.g., risk tolerance questionnaire, pie charts, graphs, or case studies) that can help you select an asset allocation model, but we do not recommend asset allocation models or otherwise provide advice as to what asset allocation model may be appropriate for you.

While we will not alter allocation percentages used in any asset allocation model, allocation weightings could be affected by mergers, liquidations, fund substitutions or closures. Availability of these models is subject to Fund company restrictions. Please refer to "What Restrictions Are There on your Ability to Make a Sub-Account Transfer?" for more information.

You will not be provided with information regarding periodic updates to the Funds and allocation percentages in the asset allocation models, and we will not reallocate your Contract Value based on those updates. Information on updated asset allocation models may be obtained by contacting your Registered Representative. If you wish to update your asset allocation model, you may do so by terminating your existing model and re-enrolling into a new one. Investment alternatives other than these asset allocation models are available that may enable you to invest your Contract Value with similar risk and return characteristics. When considering an asset allocation model for your individual situation, you should consider your other assets, income and investments in addition to this annuity.

Asset allocation does not guarantee that your Contract Value will increase nor will it protect against a decline if market prices fall. If you choose to participate in an asset allocation program, you are responsible for determining which asset allocation model is best for you. Tools used to assess your risk tolerance may not be accurate and could be useless if your circumstances change over time. Although each asset allocation model is intended to maximize returns given various levels of risk tolerance, an asset allocation model may not perform as intended. Market, asset class or allocation option class performance may differ in the future from historical performance and from the assumptions upon which the asset allocation model is based, which could cause an asset allocation model to be ineffective or less effective in reducing volatility. An asset allocation model may perform better or worse than any single Fund, allocation option or any other combination of Funds or allocation options. In addition, the timing of your investment and automatic rebalancing may affect performance. Quarterly rebalancing and periodic updating of asset allocation models can cause their component Funds to incur transactional expenses to raise cash for money flowing out of Funds or to buy securities with money flowing into the Funds. Moreover, large outflows of money from the Funds may increase the expenses attributable to the assets remaining in the Funds. These expenses can adversely affect the performance of the relevant Funds and of the asset allocation models. In addition, these inflows and outflows may cause a Fund to hold a large portion of its assets in cash, which could detract from the achievement of the Fund's investment objective, particularly in periods of rising market prices. For additional information regarding the risks of investing in a particular Fund, see that Fund's prospectus.

Additional considerations apply for qualified Contracts with respect to Static Asset Allocation Model Programs. Neither we, nor any third party service provider, nor any of their respective affiliates, is acting as a fiduciary under The Employee Retirement Income Security Act of 1974, as amended (ERISA) or the Code, in providing any information or other communication contemplated by any Program, including, without limitation, any asset allocation models. That information and communications are not intended, and may not serve as a primary basis for your investment decisions with respect to your participation in a Program. Before choosing to participate in a Program, you must determine that you are capable of exercising control and management of the assets of the plan and of making an independent and informed decision concerning your participation in the Program. Also, you are solely responsible for determining whether and to what extent the Program is appropriate for you and the assets contained in the qualified Contract. Qualified Contracts are subject to additional rules regarding participation in these Programs. It is your responsibility to ensure compliance of any recommendation in connection with any asset allocation model with governing plan documents.

-   ASSET REBALANCING

In asset rebalancing, you select a portfolio of Funds, and we will rebalance your assets at the specified frequency to reflect the original allocation percentages you selected (choice of frequency may be limited when certain optional riders are elected). You can also combine this Program with others such as the Automatic Income Program, InvestEase and DCA Programs (subject to restrictions). You may designate only one set of asset allocation instructions at a time.

-   DOLLAR COST AVERAGING PROGRAMS

We offer three Dollar Cost Averaging Programs:

-   DCA Plus

-   Fixed Amount DCA


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-   Earnings/Interest DCA

DCA Plus - These programs allow you to earn a fixed rate of interest on investments. These Programs are different from the Fixed Accumulation Feature or the Personal Pension Account. We determine, in our sole discretion, the interest rates to be credited. These interest rates may vary depending on the Contract class you purchased and the date the request for the Program is received. Please consult your Registered Representative to determine the interest rate for your Program.

You may elect either the "12-Month Transfer Program" or the "6-Month Transfer Program".

- Under the 12-Month Transfer Program, new Premium Payments will be credited with an interest rate that will not change for 12 months. You must transfer these investments into available Funds or the Personal Pension Account (and not the Fixed Accumulation Feature) during this 12 month period. Unless otherwise depleted, all then remaining Program investments are transferred to the designated destination Funds or other instructions will be sought from you. You must make at least 7 but no more than 12 consecutive, monthly transfers to fully deplete sums invested in this Program. Transfers out will occur monthly.

- Under the 6-Month Transfer Program, new Premium Payments will be credited with an interest rate that will not change for 6 months. You must transfer these investments into available Funds or the Personal Pension Account (and not the Fixed Accumulation Feature) during this 6 month period. Unless otherwise depleted, all then remaining Program investments are transferred to the designated destination Funds or other instructions will be sought from you. You must make at least 3 but no more than 6 consecutive, monthly transfers to fully deplete sums invested in this Program. Transfers out will occur monthly.

- Each time you make a subsequent Premium Payment, you can invest in a different rate lock program. Any subsequent investments made considered a separate rate lock Program investment. You can invest in up to 5 different rate lock Programs at one time.

- You must invest at least $5,000 in each rate lock program ($2,000 for qualified plan transfers or rollovers, including IRAs). We will pre-authorize transfers from our Fixed Accumulation Feature subject to restrictions.

- Pre-authorized transfers will begin within 15 days of receipt of the Program payment provided we receive complete enrollment instructions in good order.

- If a DCA Plus payment is received without enrollment instructions and a DCA Plus Program is active on the Contract, we will set up the new Program to mirror the existing one. If a DCA Plus payment is received without enrollment instructions and a DCA Plus Program is not active on the Contract, but is the future investment allocation and a static asset allocation model is active on the Contract, we will set up the new Program to move Funds to the Static Asset Allocation Model. Otherwise, we will contact your investment professional to obtain complete instructions. If we do not receive in good order enrollment instructions within the 15 day timeframe noted above, we will refund the Program payment for further instruction.

- If your Program payment is less than the required minimum amount, we will invest into the destination Funds or the Personal Pension Account indicated on the Program instructions accompanying the payment. If Program instructions were not provided and a DCA Plus Program is active on the Contract, we will apply the payment to the destination Funds or the Personal Pension Account of the current DCA Plus Program. Otherwise, we will contact your investment professional to obtain further investment instructions.

- The credited interest rate used under the DCA Plus Programs is not earned on the full amount of your Premium Payment for the entire length of the Program because Program transfers to Sub-Accounts or the Personal Pension Account decrease the amount of your Premium Payment remaining in the Program.

- You may elect to terminate your involvement in this Program at any time. Upon cancellation, all the amounts remaining in the Program will be immediately transferred to the Funds or the Personal Pension Account you designated.

Fixed Amount DCA - This feature allows you to regularly transfer (monthly or quarterly) a fixed amount from the Fixed Accumulation Feature (if available based on the form of Contract selected) or any Fund(s) into different Fund(s) or the Personal Pension Account. This program begins in 15 days unless you instruct us otherwise. You must make at least three transfers in order to remain in this Program.

Earnings/Interest DCA - This feature allows you to regularly transfer (monthly or quarterly) the earnings (i.e., any gains over the previous month's or quarter's value) from your investment in the Fixed Accumulation Feature (if available based on the form of Contract selected) or any Fund(s) into other Fund(s) or the Personal Pension Account. This program begins two business days plus the frequency selected unless you instruct us otherwise. You must make at least three transfers in order to remain in this Program.

-   AUTOMATIC INCOME PROGRAM

This systematic withdrawal feature allows you to make partial Surrenders up to 5% of your total Premium Payments each Contract Year. You can designate the Funds to be surrendered from and also choose the frequency of partial Surrenders (monthly, quarterly, semiannual, or annually). The Personal Pension Account is not an eligible source Fund for partial Surrenders facilitated through the Automatic Income Program. The minimum amount of each Surrender is $100. Amounts taken under this program will count towards

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the AWA and may be subject to a CDSC. If received prior to age 59 1/2, may have adverse tax consequences, including a 10% federal income tax penalty on the taxable portion of the Surrender payment. You may satisfy Code Section 72(t)/(q) requirements by enrolling in this program. Please see the "Federal Tax Considerations" section and consult your tax adviser for information about the tax consequences associated with your Contract. Your level of participation in this program may result in your exceeding permissible withdrawal limits under certain optional riders.

-   OTHER PROGRAM CONSIDERATIONS

-   You may terminate your enrollment in any Program at any time.

- We may discontinue, modify or amend any of these Programs at any time. We will automatically and unilaterally amend your enrollment instructions if:

       - any Fund is merged or substituted into another Fund - then your allocations will be directed to the surviving Fund; or

       - any Fund is liquidated - then your allocations to that Fund will be directed to any available money market Fund following prior notifications prior to reallocation.

  You may always provide us with updated instructions following any of these events.

- Continuous or periodic investment neither insures a profit nor protects against a loss in declining markets. Because these Programs involve continuous investing regardless of fluctuating price levels, you should carefully consider your ability to continue investing through periods of fluctuating prices.

- The Personal Pension Account and Return of Premium Death Benefit II include withdrawal limitations. Breaking these limits can have a significant adverse effect on your rights and future benefits. Participation is a systematic withdrawal program (including systematic transfers into the Personal Pension Account, if available, may cause you to break these limits.

- These Programs may be modified, terminated or adversely impacted by the imposition of Fund trading policies.

Can you transfer from one Sub-Account to another?

Yes. During those phases of your Contract when transfers are permissible, you may make transfers between Funds and/or Benefit Balance according to the following policies and procedures, as they may be amended from time to time.

-   WHAT IS A SUB-ACCOUNT TRANSFER?

A Sub-Account transfer is a transaction requested by you that involves reallocating part or all of your Contract Value among the Funds available in your Contract. Your transfer request will be processed as of the end of the Valuation Day that it is received in good order. Otherwise, your request will be processed on the following Valuation Day. We will send you a confirmation when we process your transfer. You are responsible for verifying transfer confirmations and promptly advising us of any errors within 30 days of receiving the confirmation.

-   WHAT HAPPENS WHEN YOU REQUEST A SUB-ACCOUNT TRANSFER?

Many Owners request Sub-Account transfers. Some request transfers into (purchases) a particular Sub-Account, and others request transfers out of (redemptions) a particular Sub-Account. In addition, some Owners allocate new Premium Payments to Sub-Accounts, and others request Surrenders. We combine all the daily requests to transfer out of a Sub-Account along with all Surrenders from that Sub-Account and determine how many shares of that Fund we would need to sell to satisfy all Owners' "transfer-out" requests. At the same time, we also combine all the daily requests to transfer into a particular Sub-Account or new Premium Payments allocated to that Sub-Account and determine how many shares of that Fund we would need to buy to satisfy all contract owners' "transfer-in" requests.

In addition, many of the Funds that are available as investment options in our variable annuity products are also available as investment options in variable life insurance policies, retirement plans, funding agreements and other products offered by us or our affiliates. Each day, investors and participants in these other products engage in similar transfer transactions.

We take advantage of our size and available technology to combine sales of a particular Fund for many of the variable annuities, variable life insurance policies, retirement plans, funding agreements or other products offered by us or our affiliates. We also combine transfer-out requests and transfer-in requests. We then "net" these trades by offsetting purchases against redemptions. Netting trades has no impact on the net asset value of the Fund shares that you purchase or sell. This means that we sometimes reallocate shares of a Fund rather than buy new shares or sell shares of the Fund.

For example, if we combine all transfer-out requests of a stock Fund with all other transfer-out requests of that Fund from all our other products, we may have to sell $1 million dollars of that Fund on any particular day. However, if other Owners and the owners of other products offered by us, want to transfer-in an amount equal to $300,000 of that same Fund, then we would send a sell order to the Fund for $700,000 (a $1 million sell order minus the purchase order of $300,000) rather than making two or more transactions.

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-   WHAT RESTRICTIONS ARE THERE ON YOUR ABILITY TO MAKE A SUB-ACCOUNT TRANSFER?

FIRST, YOU MAY MAKE ONLY ONE SUB-ACCOUNT TRANSFER REQUEST EACH DAY. We count all Sub-Account transfer activity that occurs on any one Valuation Day as one "Sub-Account transfer", however, you cannot transfer the same Contract Value more than once a Valuation Day.

EXAMPLES

TRANSFER REQUEST PER VALUATION DAY                                                            PERMISSIBLE?
------------------------------------------------------------------------------------------------------------
Transfer $10,000 from a money market Sub-Account to a growth Sub-Account                          Yes
Transfer $10,000 from a money market Sub-Account to any number of other Sub-Accounts              Yes
(dividing the $10,000 among the other Sub-Accounts however you chose)
Transfer $10,000 from any number of different Sub-Accounts to any number of other                 Yes
Sub-Accounts
Transfer $10,000 from a money market Sub-Account to a growth Sub-Account and then, before          No
the end of that same Valuation Day, transfer the same $10,000 from the growth Sub-Account to an international Sub-Account

SECOND, YOU ARE ALLOWED TO SUBMIT A TOTAL OF 20 SUB-ACCOUNT TRANSFERS EACH CONTRACT YEAR (the "Transfer Rule") by U.S. Mail, Voice Response Unit, Internet or telephone. Once you have reached the maximum number of Sub-Account transfers, you may only submit any additional Sub-Account transfer requests and any trade cancellation requests in writing through U.S. Mail or overnight delivery service. In other words, Voice Response Unit, Internet or telephone transfer requests will not be honored. We may, but are not obligated to, notify you when you are in jeopardy of approaching these limits. For example, we will send you a letter after your 10th Sub-Account transfer to remind you about the Transfer Rule. After your 20th transfer request, our computer system will not allow you to do another Sub-Account transfer by telephone, Voice Response Unit or via the Internet. You will then be instructed to send your Sub-Account transfer request by U.S. Mail or overnight delivery service.

We reserve the right to aggregate your Contracts (whether currently existing or those recently surrendered) for the purposes of enforcing these restrictions.

The Transfer Rule does not apply to Sub-Account transfers that occur automatically as part of a Company sponsored Program. Reallocations made based on a Fund merger or liquidation also do not count toward this transfer limit. Restrictions may vary based on state law.

We make no assurances that the Transfer Rule is or will be effective in detecting or preventing market timing.

THIRD, POLICIES HAVE BEEN DESIGNED TO RESTRICT EXCESSIVE SUB-ACCOUNT
TRANSFERS. You should not purchase this Contract if you want to make frequent Sub-Account transfers for any reason. In particular, don't purchase this Contract if you plan to engage in "market timing," which includes frequent transfer activity into and out of the same Fund, or frequent Sub-Account transfers in order to exploit any inefficiencies in the pricing of a Fund. Even if you do not engage in market timing, certain restrictions may be imposed.

Generally, you are subject to Fund trading policies, if any. We are obligated to provide, at the Fund's request, tax identification numbers and other shareholder identifying information contained in our records to assist Funds in identifying any pattern or frequency of Sub-Account transfers that may violate their trading policy. In certain instances, we have agreed to serve as a Fund's agent to help monitor compliance with that Fund's trading policy.

We are obligated to follow each Fund's instructions regarding enforcement of their trading policy. Penalties for violating these policies may include, among other things, temporarily or permanently limiting or banning you from making Sub-Account transfers into a Fund or other funds within that fund complex. We are not authorized to grant an exception to a Fund's trading policy. Please refer to each Fund's prospectus for more information. Transactions that cannot be processed because of Fund trading policies will be considered not in good order.

In certain circumstances, Fund trading policies do not apply or may be limited. For instance:

- Certain types of Financial Intermediaries may not be required to provide us with shareholder information.

- "Excepted funds" such as money market funds and any Fund that affirmatively permits short-term trading of its securities may opt not to adopt this type of policy. This type of policy may not apply to any Financial Intermediary that a Fund treats as a single investor.

- A Fund can decide to exempt categories of Contract holders whose Contracts are subject to inconsistent trading restrictions or none at all.

- Non-shareholder initiated purchases or redemptions may not always be monitored. These include Sub-Account transfers that are executed: (i) automatically pursuant to a company-sponsored contractual or systematic program such as transfers of assets as a result of "dollar cost averaging" programs, asset allocation programs, automatic rebalancing programs, annuity payouts, or systematic withdrawal programs; (ii) as a result of the payment of a Death Benefit; (iii) as a result of any deduction of charges or

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  fees under a Contract; or (iv) as a result of payments such as scheduled contributions, scheduled withdrawals or Surrenders, retirement plan salary reduction contributions, or planned Premium Payments.

POSSIBILITY OF UNDETECTED ABUSIVE TRADING OR MARKET TIMING. We may not be able to detect or prevent all abusive trading or market timing activities. For instance:

- Since we net all the purchases and redemptions for a particular Fund for this and many of our other products, transfers by any specific market timer could be inadvertently overlooked.

- Certain forms of variable annuities and types of Funds may be attractive to market timers. We cannot provide assurances that we will be capable of addressing possible abuses in a timely manner.

- These policies apply only to individuals and entities that own this Contract or have the right to make transfers (regardless of whether requests are made by you or anyone else acting on your behalf). However, the Funds that make up the Sub-Accounts of this Contract are also available for use with many different variable life insurance policies, variable annuity products and funding agreements, and are offered directly to certain qualified retirement plans. Some of these products and plans may have less restrictive transfer rules or no transfer restrictions at all.

- In some cases, we are unable to count the number of Sub-Account transfers requested by group annuity participants co-investing in the same Funds ("Participants") or enforce the Transfer Rule because we do not keep Participants' account records for a Contract. In those cases, the Participant account records and Participant Sub-Account transfer information are kept by such owners or its third party service provider. These owners and third party service providers may provide us with limited information or no information at all regarding Participant Sub-Account transfers.

HOW ARE YOU AFFECTED BY FREQUENT SUB-ACCOUNT TRANSFERS?

We are not responsible for losses or lost investment opportunities associated with the effectuation of these policies. Frequent Sub-Account transfers may result in the dilution of the value of the outstanding securities issued by a Fund as a result of increased transaction costs and lost investment opportunities typically associated with maintaining greater cash positions. This can adversely impact Fund performance and, as a result, the performance of your Contract Value. This may also lower the Death Benefit paid to your Beneficiary or lower Annuity Payouts for your Payee as well as reduce the value of other optional benefits available under your Contract.

Separate Account investors could be prevented from purchasing Fund shares if we reach an impasse on the execution of a Fund's trading instructions. In other words, a Fund complex could refuse to allow new purchases of shares by all our variable product investors if the Fund and we cannot reach a mutually acceptable agreement on how to treat an investor who, in a Fund's opinion, has violated the Fund's trading policy.

In some cases, we do not have the tax identification number or other identifying information requested by a Fund in our records. In those cases, we rely on the Contract Owner to provide the information. If the Contract Owner does not provide the information, we may be directed by the Fund to restrict the Owner from further purchases of Fund shares. In those cases, all participants under a plan funded by the Contract will also be precluded from further purchases of Fund shares.

MAIL, TELEPHONE AND INTERNET TRANSFERS

You may make transfers through the mail or your Financial Intermediary. You may also make transfers by calling us or through our website. Transfer instructions received by telephone before the end of any Valuation Day will be carried out at the end of that day. Otherwise, the instructions will be carried out at the end of the next Valuation Day.

Transfer instructions you send electronically are considered to be received by us at the time and date stated on the electronic acknowledgement we return to you. If the time and date indicated on the acknowledgement is before the end of any Valuation Day, the instructions will be carried out at the end of that Valuation Day. Otherwise, the instructions will be carried out at the end of the next Valuation Day. If you do not receive an electronic acknowledgement, you should contact us as soon as possible.

We will send you a confirmation when we process your transfer. You are responsible for verifying transfer confirmations and promptly reporting any inaccuracy or discrepancy to us and your Registered Representative. Any verbal communication should be re-confirmed in writing.

Telephone or Internet transfer requests may currently only be cancelled by calling us before the end of the Valuation Day you made the transfer request.

We, our agents or our affiliates are NOT responsible for losses resulting from telephone or electronic requests that we believe are genuine. We will use reasonable procedures to confirm that instructions received by telephone or through our website are genuine, including a requirement that Contract Owners provide certain identification information, including a personal identification number. We record all telephone transfer instructions. We may suspend, modify, or terminate telephone or electronic transfer privileges at any time.


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POWER OF ATTORNEY

You may authorize another person to conduct financial and other transactions on your behalf by submitting a completed power of attorney form that meets the power of attorney requirements of your resident state law. Once we have the completed form on file, we will accept transaction requests, including transfer instructions, subject to our transfer restrictions, from your designated third party until we receive new instructions in writing from you.

B. CHARGES AND FEES

MORTALITY AND EXPENSE RISK CHARGE

We deduct a daily charge for assuming mortality and expense risks under the Contract. This charge is deducted from your Sub-Account Value.

The mortality and expense risk charge is broken into charges for mortality risks and for an expense risk:

- Mortality Risk - There are two types of mortality risks that we assume, those made while your Premium Payments are accumulating and those made once Annuity Payouts have begun.

During the accumulation phase of your Contract, we are required to cover any difference between the Death Benefit paid and the Surrender Value. These differences may occur in periods of declining value or in periods where any CDSCs would have been applicable. The risk that we bear during this period is that actual mortality rates, in aggregate, may exceed expected mortality rates.

Once Annuity Payouts have begun, we may be required to make Annuity Payouts as long as the Annuitant is living, regardless of how long the Annuitant lives. The risk that we bear during this period is that the actual mortality rates, in aggregate, may be lower than the expected mortality rates.

- Expense Risk - We also bear an expense risk that the sales charges (if applicable), Distribution Charge (if applicable) and the Annual Maintenance Fee collected before the Annuity Commencement Date may not be enough to cover the actual cost of selling, distributing and administering the Contract.

Although variable Annuity Payouts will fluctuate with the performance of the Fund selected, your Annuity Payouts will NOT be affected by (a) the actual mortality experience of our annuitants, or (b) our actual expenses if they are greater than the deductions stated in the Contract. Because we cannot be certain how long our Annuitants will live, we charge this percentage fee based on the mortality tables currently in use. The mortality and expense risk charge enables us to keep our commitments and to pay you as planned. If the mortality and expense risk charge under a Contract is insufficient to cover our actual costs, we will bear the loss. If the mortality and expense risk charge exceeds these costs, we keep the excess as profit. We may use these profits, as well as revenue sharing and Rule 12b-1 fees received from certain Funds, for any proper corporate purpose including, among other things, payment of sales expenses, including the fees paid to distributors. We expect to make a profit from the mortality and expense risk charge.

ANNUAL MAINTENANCE FEE

The Annual Maintenance Fee is a flat fee that is deducted from your Contract Value to reimburse us for expenses relating to the administrative maintenance of the Contract and your Account. The annual charge is deducted on a Contract Anniversary or when the Contract is fully Surrendered if the Total Balance at either of those times is less than $50,000. The charge is deducted proportionately from each Sub-Account in which you are invested.

We will waive the Annual Maintenance Fee if your Total Balance is $50,000 or more on your Contract Anniversary or when you fully Surrender your Contract. In addition, we will waive one Annual Maintenance Fee for Owners who own more than one Contract with a combined Total Balance between $50,000 and $100,000. If you have multiple Contracts with a combined Total Balance of $100,000 or greater, we will waive the Annual Maintenance Fee on all Contracts. However, we may limit the number of waivers to a total of six Contracts. We also may waive the Annual Maintenance Fee under certain other conditions. We do not include Contracts from our Putnam Hartford line of variable annuity Contracts with the Contracts when we combine Total Balance for purposes of this waiver.

ADMINISTRATIVE CHARGE

We apply a daily administration charge against all Contract Values held in the Separate Account during both the accumulation and annuity phases of the Contract. This charge compensates us for administrative expenses that exceed revenues from the Annual Maintenance Fee described above. There is not necessarily a relationship between the amount of administrative charge imposed on a given Contract and the amount of expenses that may be attributable to that Contract; expenses may be more or less than the charge.

DISTRIBUTION CHARGE

We apply an annual distribution charge against all Remaining Gross Premiums invested in B share class Contracts (the "Distribution Charge"). The Distribution Charge will apply to each Premium Payment that has been invested for eight years or less and will be deducted on each Contract Anniversary. Each Premium Payment has its own Distribution Charge schedule. The Distribution Charge will also apply to any partial Surrender in excess of the AWA. The Distribution Charge is intended to compensate us for a portion of

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our acquisition expenses, including promotion and distribution of the Contract.
A proportional Distribution Charge will be deducted upon:

- partial Surrenders in excess of the AWA (partial Surrenders are taken on a first-in, first out basis);

-   full Surrender;

-   full or partial Annuitization, and/or

- the date we receive due proof of death of the Owner, joint Owner, or the Annuitant and upon a corresponding full Surrender and/or annuitization. Upon such death, a proportional Distribution Charge will be applied on receipt of due proof of death and upon a Death Benefit distribution if elected at a later date.

If a Beneficiary elects to continue under any of the available options described under the "Standard Death Benefits" section below, we will continue to deduct the Distribution Charge based on the portion of Remaining Gross Premium applicable for that Beneficiary. The Distribution Charge is taken proportionally out of the Sub-Accounts.

PREMIUM TAXES

We deduct Premium taxes imposed on us by a state or other government agency. Some states collect these taxes when Deposits are made; others collect at annuitization. Since we pay Premium taxes when they are required by applicable law, we may deduct them from your Contract when we pay the taxes, upon Surrender, or on the Annuity Commencement Date. The premium tax rate varies by state or municipality and currently ranges from 0 - 3.5%.

SALES CHARGES

FRONT-END SALES CHARGE (FESC) - A SHARE CONTRACTS ONLY

A front-end load, or sales charge, will be applied to initial and subsequent Deposits. We deduct the sales charge from each Deposit before it is allocated to a Sub-Account, the Personal Pension Account and/or Fixed Accumulation Feature. The sales charge is a percentage of each Deposit, at the time each Deposit is received by us according to the schedule stated in the Fee Summary table.


We offer a Right of Accumulation program to allow a contract owner to get lower front end sales charges through multiple Premium Payments, instead of requiring a single Premium Payment to be over a given amount. We use the aggregate amount of Eligible Investments to calculate the applicable sales charge. "Eligible Investments" are the higher of (a) Deposits less any withdrawals; or (b) your last Valuation Day's Account Balance. To calculate your breakpoints, we consider partial Surrenders, Personal Pension Account Payouts and the payment of Commuted Value to be "withdrawals" and we will stop counting withdrawals against Deposits if the resulting amount is less than zero.



We also accept Letters of Intent as a basis to reduce sales charges. A Letter of Intent is used to avoid paying higher front-end sales charge for deposits that would otherwise fall within lower breakpoints. A Letter of Intent is a non-binding commitment to invest a certain amount of Deposits within 13 months from the date you purchase your Contract in exchange for which we deduct a sales charge based on the total amount you plan on investing over this time period. If you don't make the Deposits promised, we will recalculate the sales charge based on your actual Premium Payments and proportionately deduct this charge from your Sub-Accounts. We may accept a Letter of Intent for another 13 month period.


We reserve the right to modify, suspend, or terminate these privileges at any time.

CONTINGENT DEFERRED SALES CHARGES (CDSC) - B, C AND L SHARE CONTRACTS ONLY

We may deduct a CDSC when you make Surrenders from your Contract. We may also deduct a CDSC in connection with certain Annuity Payout Options. This charge is designed to recover the expense of distributing the Contracts that are surrendered before distribution expenses have been recouped from revenue generated by these Contracts. Each Deposit has its own CDSC schedule. Only amounts invested for less than the requisite holding period are subject to a CDSC.

In computing the CDSC, Surrenders will be taken:

1st - from the AWA;

2nd - from Contract Value subject to a CDSC on a first-in-first out basis; and

3rd - from remaining Contract Value.

CDSC is charged based on the type of transaction:

- Partial Surrenders: To calculate the CDSC when you make a partial Surrender, we apply the applicable CDSC percentage to the amount of the Surrender in excess of the AWA that is eligible for CDSC.

- Full Surrenders: If you fully Surrender your Contract, we apply the applicable CDSC percentage to the greater of Contract Value or Remaining Gross Premiums minus the AWA.

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-   Annuity Payouts: To calculate the CDSC when you take an Annuity Payout pursuant to certain Annuity Payout Options, we apply the applicable CDSC to Commuted Value.

Please refer to Examples 1 through 5 under the Remaining Gross Premium Examples in Appendix A for an illustration of these computations.

The following are NOT subject to a CDSC:

- Annual Withdrawal Amount (AWA) - During each Contract Year when a CDSC applies, you may take partial Surrenders up to the greater of:

    1.   5% of the total Premium Payments that are otherwise subject to CDSC, or

    2.   Contract Value minus Remaining Gross Premiums.

       We compute the AWA as of the end of the Valuation Day when a partial Surrender request is received by us in good order. The AWA is calculated by comparing two values. First, total Premium Payments subject to a CDSC is multiplied by 5%. Next, the total Remaining Gross Premiums is subtracted from the Contract Value. The greater of the two calculations is the applicable AWA at the end of that particular Valuation Day. This method for calculating CDSCs is used for the current and all future partial Surrenders. All reductions from your Premium Payments will be made on a first-in, first-out basis. The financial impact of the CDSC will be greater during declining market conditions. These amounts are different for Contracts issued to a Charitable Remainder Trust.

       The AWA may vary on a daily basis because of fluctuations in Contract Value. If you do not take maximum AWA one Contract Year, you may not take more than the maximum AWA in a subsequent Contract Year. The AWA does not apply to Personal Pension Account Payouts.

- Transfers from Sub-Accounts or the Fixed Accumulation Feature to the Personal Pension Account. Transfers into the Personal Pension Account will count as a Surrender for the purposes of calculating Remaining Gross Premium, which can result in a reduction to your AWA and may reduce or eliminate your remaining AWA for the Contract Year. Please refer to Example 3 of the Return of Premium Death Benefit II Examples in Appendix A for more information.

- If you are a patient in a certified long-term care facility or other eligible facility - CDSC will be waived for a partial or full Surrender if you, the joint Owner or the Annuitant, are confined for at least 180 calendar days to a:

       - facility recognized as a general hospital by the proper authority of the state in which it is located or the Joint Commission on the Accreditation of Hospitals;

       -   facility certified as a hospital or long-term care facility; or

       - nursing home licensed by the state in which it is located and offers the services of a registered nurse 24 hours a day.

     For this waiver to apply, you must:

       -   have owned the Contract continuously since it was issued,

       -   provide written proof of your eligibility satisfactory to us, and

       - request the Surrender within 91 calendar days after the last day that you are an eligible patient in a recognized facility or nursing home.

     This waiver is not available if the Owner, the joint Owner or the Annuitant is in a facility or nursing home when you purchase the Contract. We will not waive any CDSC applicable to any Premium Payments made while you are in an eligible facility or nursing home. This waiver can be used any time after the first 180 days in a certified long-term care facility or other eligible facility up until ninety days after exiting such a facility. This waiver may not be available in all states.

- Upon death of the Annuitant or any Contract Owner(s) - CDSC will be waived if the Annuitant or any Contract Owner(s) dies.

- Upon Annuitization - CDSC will be waived when you annuitize the Contract. However, we will charge a CDSC if the Contract is Surrendered during the CDSC period under an Annuity Payout Option which allows commutation.

- For Required Minimum Distributions - CDSC will be waived for any Annuitant age 70 1/2 or older with a Contract held under an IRA who Surrenders an amount equal to the Required Minimum Distribution for one year's required minimum distribution for that Contract Year. All requests for Required Minimum Distributions must be in writing.

- For substantially equal periodic payments - CDSC will be waived if you take partial Surrenders under the Automatic Income Program where you receive a scheduled series of substantially equal periodic payments for the greater of five years or to age 59 1/2.

- Upon cancellation during the Right to Cancel Period - CDSC will be waived if you cancel your Contract during the Right to Cancel Period.

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-   Exchanges - As an accommodation, we may, in our sole discretion, time-credit
    CDSC for the time that you held an annuity previously issued by us.

- Settlements - We may, in our sole discretion, waive or time-credit CDSCs in connection with the settlement of disputes or if required by regulatory authorities.

CHARGES AGAINST THE FUNDS

Annual Fund Operating Expenses - The Separate Account purchases shares of the Funds at net asset value. The net asset value of the Fund reflects investment advisory fees, distribution fees, operating expenses and administrative expenses already deducted from the assets of the Funds. These charges are described in the Funds' prospectuses and the Fee Summary.

REDUCED FEES AND CHARGES

We may offer, in our discretion, reduced fees and charges for certain Contracts (including employer sponsored savings plans) which may result in decreased costs and expenses.

C. SURRENDERS

WHAT KINDS OF SURRENDERS ARE AVAILABLE?

BEFORE THE ANNUITY COMMENCEMENT DATE:

Full Surrenders/Contract Termination - When you Surrender or terminate your Contract before the Annuity Commencement Date, the Surrender Value of the Contract will be made in a lump sum payment. The Surrender Value is the Contract Value minus any applicable Premium taxes, CDSCs, a pro-rated portion of optional benefit charges, if applicable, distribution charges and the Annual Maintenance Fee. The Surrender Value may be more or less than the amount of the Premium Payments made to a Contract.

For information on how termination of the Contract impacts the Personal Pension Account, see "Personal Pension Account" section above.

Partial Surrenders - You may request a partial Surrender of Contract Value at any time before the Annuity Commencement Date. We will deduct any applicable CDSC and Distribution Charge. You can ask us to deduct the CDSC and Distribution Charge from the amount you are Surrendering or from your remaining Contract Value. If we deduct the CDSC from your remaining Contract Value, that amount will also be subject to CDSC. This is our default option.

Both full and partial Surrenders of Contract Value are taken proportionally out of the Sub-Accounts and the Fixed Accumulation Feature unless prohibited by your state.

There are several restrictions on partial Surrenders of Contract Value before the Annuity Commencement Date:

       - the partial Surrender of Contract Value must be at least equal to $500, and

       - your Total Balance must be equal to or greater than our then current Minimum Amount Rule that we establish according to our then current policies and procedures. The "Minimum Amount Rule" refers to the minimum Total Balance that you must maintain within this Contract. If you fail to comply with the Minimum Amount Rule, we reserve the right to terminate your Contract. The Minimum Amount Rule varies by share class. Currently the Minimum Amount Rule for class A and I share Contracts is $500 and is $2,000 for Class B, C and L Shares. We may increase the Minimum Amount Rule from time to time but in no event shall the Minimum Amount Rule exceed $2,000 (Class A and I Shares) or $10,000 (Class B, C and L Shares).

You may only commute all or a portion of Personal Pension Account Payouts by following the procedures described below in the "After the Annuity Commencement Date" section below.

Withdrawals will reduce your standard Death Benefit on a dollar-for-dollar basis. Please consult with your Registered Representative to be sure that you fully understand the ways such a decision will affect your Contract.

AFTER THE ANNUITY COMMENCEMENT DATE:

Full Surrenders/Contract Termination - You may Surrender and thus terminate your Contract on or after the Annuity Commencement Date only if you selected Annuity Payout Options Two, Three, Five, Six and Eight. IN THE EVENT YOU TAKE A FULL SURRENDER AND THEREBY TERMINATE YOUR CONTRACT AFTER ELECTING ANNUITY PAYOUT OPTIONS TWO, THREE, FIVE, OR EIGHT, YOU WILL FORFEIT THE LIFE CONTINGENT PAYMENTS PAYABLE UNDER THESE OPTIONS. Upon Contract termination, we pay you the Commuted Value, minus any applicable CDSCs and Premium tax.

Partial Surrenders/Commutation - Partial Surrenders and/or commutation are permitted after the Annuity Commencement Date if you select the Annuity Payout Option Two, Three, Five, or Six, or Eight. You may withdraw amounts equal to the Commuted Value of the payments that we would have made during the Guaranteed Payout Duration. See Example 4 and footnote 3 in the Personal Pension Account Examples in Appendix A for an illustration of Personal Pension Account Commuted Value and the computation of Guaranteed Payout Duration. If you select the Annuity Payout Options Two or Eight, the Guaranteed Payout Duration will be equivalent to the Annuity Payout Value divided by the Annuity Payout amount, rounded down. To qualify under these Annuity

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Payout Options you must make the request before the Guaranteed Payout Duration expires. Both full and partial Surrenders of Contract Value are taken proportionally out of the Sub-Accounts and the Fixed Accumulation Feature unless prohibited by your state. We will deduct any applicable CDSCs.

If you elect to withdraw the entire Commuted Value of the Annuity Payouts we would have made during the Guaranteed Payout Duration, we will not make any Annuity Payouts during the remaining Guaranteed Payout Duration. If you elect to withdraw only some of the Commuted Value of the Annuity Payouts we would have made during the Guaranteed Payout Duration, we will reduce the remaining Annuity Payouts during the remaining Guaranteed Payout Duration on a first-in, first-out sequential basis. ONCE THE GUARANTEED PAYOUT DURATION HAS EXPIRED, YOU MAY RESUME RECEIVING ANNUITY PAYOUTS PROVIDED THAT YOU, A JOINT OWNER OR THE ANNUITANT IS ALIVE AND YOU HAVE NOT TERMINATED YOUR CONTRACT.

Annuity Payout Options may not be available if the Contract is issued to qualify under Code Sections 401, 408, or 457.

WHAT IS THE COMMUTED VALUE?

You may choose to accelerate Annuity Payouts under certain Annuity Payout Options to be received in one lump sum. This is referred to as "commuting" your Annuity Payout.

The amount that you request to commute must be at least equal to $500. There will be a waiting period of at least thirty days for payment of any lump sum commutation.

Upon commutation, the Annuity Payout Value or the remaining Guaranteed Payout Duration payments, as applicable, will be discounted based on an interest rate that we determine at our sole discretion (the "discount rate"). The discount rate may be different than the interest rate used to establish payout rates. We determine the discount rate based on a number of factors including then current interest rate(s), investment assumptions, and the additional anti-selection and mortality risk we incur by permitting commutation. The higher the discount rate and CDSC, the lower the amount that you will receive.

COMMUTED VALUE OF YOUR PERSONAL PENSION ACCOUNT WILL BE LESS THAN YOUR ANNUITY PAYOUT VALUE. Commutation does not affect resumption of life contingent Personal Pension Account Payouts at the conclusion of the applicable Guaranteed Payout Duration.

Commuted Value is determined on the day we receive your written request.

HOW DO YOU REQUEST A SURRENDER?

Requests for full Surrenders terminating your Contract must be in writing. Requests for partial Surrenders can be made in writing, by telephone or on the Internet. We will send your money within seven days of receiving complete instructions. However, we may postpone payment whenever: (a) the New York Stock Exchange is closed, (b) trading on the New York Stock Exchange is restricted by the SEC, (c) the SEC permits and orders postponement or (d) the SEC determines that an emergency exists to restrict valuation. We may also postpone payment of Surrenders with respect to a money market fund sub-account if the board of directors of the underlying money market fund suspends redemptions from the fund in connection with the fund's plan of liquidation, in compliance with rules of the SEC or an order of the SEC.

Written Requests - Complete a Surrender Form or send us a letter, signed by you, stating:

- the dollar amount that you want to receive, either before or after we withhold taxes and deduct for any applicable charges,

-   your tax withholding amount or percentage, if any, and

-   your mailing address.

You may submit this form via facsimile.

You must complete a Commutation Form to commute any portion of your Personal Pension Account Annuity Payout Value or receive Commuted Value under applicable Annuity Payout Options.

If there are joint Owners, both must authorize these transactions. For a partial Surrender, specify the Sub-Accounts that you want your Surrender to come from (this may be limited to pro-rata surrenders if optional benefits are elected); otherwise, the Surrender will be taken in proportion to the value in each Sub-Account.

Telephone Requests - To request a partial Surrender by telephone, we must have received your completed Telephone Redemption Program Enrollment Form. If there are joint Owners, both must sign this form. By signing the form, you authorize us to accept telephone instructions for partial Surrenders from either Owner. Telephone authorization will remain in effect until we receive a written cancellation notice from you or your joint Owner, we discontinue the program, or you are no longer the Owner of the Contract. Please call us with any questions regarding restrictions on telephone Surrenders.


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Internet Requests - To request a partial Surrender by internet; we must have received your completed Internet Partial Withdrawal Program Enrollment Form. If there are joint Owners, both must sign this form. By signing the form, you authorize us to accept internet instructions for partial Surrenders from either Owner. Internet authorization will remain in effect until we receive a written cancellation notice from you or your joint Owner, we discontinue the program, or you are no longer the Owner of the Contract. Please call us with any questions regarding restrictions on Internet Surrenders.

We may record telephone calls and use other procedures to verify information and confirm that instructions are genuine. We will not be liable for losses or expenses arising from telephone instructions reasonably believed to be genuine. WE MAY MODIFY THE REQUIREMENTS FOR TELEPHONE REDEMPTIONS AT ANY TIME.

Telephone and Internet Surrender instructions received before the end of a Valuation Day will be processed at the end of that Valuation Day. Otherwise, your request will be processed at the end of the next Valuation Day.

Completing a Power of Attorney form for another person to act on your behalf may prevent you from making Surrenders via telephone and Internet.

WHAT SHOULD BE CONSIDERED ABOUT TAXES?

There are certain tax consequences associated with Surrenders and Personal Pension Account Payouts. If you make a Surrender or take a Personal Pension Account Payout prior to age 59 1/2, there may be adverse tax consequences including a 10% federal income tax penalty on the taxable portion of the Surrender payment or Personal Pension Account Payout. Taking these actions before age 59 1/2 may also affect the continuing tax-qualified status of some Contracts.

WE DO NOT MONITOR SURRENDER REQUESTS. CONSULT YOUR PERSONAL TAX ADVISER TO DETERMINE WHETHER A SURRENDER OR A PERSONAL PENSION ACCOUNT PAYOUT IS PERMISSIBLE, WITH OR WITHOUT FEDERAL INCOME TAX PENALTY.

More than one Contract owned in the same calendar year - If you own more than one Contract issued by us or our affiliates in the same calendar year, then these Contracts may be treated as one Contract for the purpose of determining the taxation of distributions prior to the Annuity Commencement Date.

Please see "Federal Tax Considerations" and "Information Regarding Tax-Qualified Retirement Plans" for more information.

D. ANNUITY PAYOUTS

Generally speaking, when you annuitize your Contract, you begin the process of converting Accumulation Units in what is known as the "payout phase." The payout phase starts when you annuitize your Contract or with your Annuity Commencement Date and ends when we make the last payment required under your Contract. You may take Personal Pension Account Payouts without annuitizing Contract Value. Once you annuitize your Contract, you may no longer make Personal Pension Account Contributions. You must commence taking Annuity Payouts no later than when you reach your Annuity Commencement Date. Funds allocated to the Personal Pension Account will be paid to you under Annuity Payout Options Two and Eight. Contract Value can only be annuitized under Annuity Payout Options One, Three, Four, Five, and Six. Please check with your Registered Representative to select the Annuity Payout Option that best meets your income needs.

WHEN DO YOUR ANNUITY PAYOUTS BEGIN?

Personal Pension Account Payouts may begin at any time but we reserve the right to require that you own your Contract for at least six months before you start taking these payments. Contract Value may only be annuitized on the Annuity Commencement Date.

Your Annuity Commencement Date cannot be earlier than your second Contract Anniversary if choosing a fixed dollar Annuity Payout. The Annuity Commencement Date may be immediate if electing a variable dollar amount Annuity Payout. In no event; however, may the Annuity Commencement Date be later than:

- Annuitant's 90th birthday (or if the Owner is a Charitable Remainder Trust, the Annuitant's 100th birthday);

-   10th Contract Anniversary (subject to state variation);

- The Annuity Commencement Date stated in an extension request (subject to your Financial Intermediary's rules for granting extension requests) received by us not less than 30 days prior to a scheduled Annuity Commencement Date; or

- The date that you fully annuitize Accumulation Balance (assuming that no Contract Value exists as of such date). Unless otherwise requested, commencement of receipt of Personal Pension Account Payouts do not constitute an Annuity Commencement Date.

We reserve the right, in our sole discretion, to refuse to extend your Annuity Commencement Date regardless of whether we may have granted extensions in the past to you or other similarly situated investors. Your Financial Intermediary may ask us to prohibit Annuity Commencement Date extensions beyond when the Annuitant turns age 95. Please ask your Registered Representative whether you are affected by any such prohibition and make sure that you fully understand the implications this might have in regard to your Death Benefits.

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Except as otherwise provided, the Annuity Calculation Date is when the amount of your Annuity Payout is determined. This occurs within five Valuation Days before your selected Annuity Commencement Date.

All Annuity Payouts, regardless of frequency, will occur on the same day of the month as the Annuity Commencement Date. After the initial payout, if an Annuity Payout date falls on a non-Valuation Day, the Annuity Payout is computed on the prior Valuation Day. If the Annuity Payout date does not occur in a given month due to a leap year or months with only 28 days (i.e. the 31st), the Annuity Payout will be computed on the last Valuation Day of the month.

WHICH ANNUITY PAYOUT OPTION DO YOU WANT TO USE?

Your Contract contains the Annuity Payout Options described below. We may at times offer other Annuity Payout Options. We may change these Annuity Payout Options at any time. Once we begin to make Annuity Payouts, the Annuity Payout Option with respect to that portion of your Contract cannot be changed.

-   OPTION ONE - LIFE ANNUITY

We make Annuity Payouts as long as the Annuitant is living. When the Annuitant dies, we stop making Annuity Payouts. A Payee would receive only one Annuity Payout if the Annuitant dies after the first payout, two Annuity Payouts if the Annuitant dies after the second payout, and so forth.

-   OPTION TWO - LIFE ANNUITY WITH A CASH REFUND

In general, we will make Annuity Payouts as long as the Annuitant is living. However, when the Owner or joint Owner or Annuitant dies before the Annuity Commencement Date, the Death Benefit will be paid. When the Annuitant dies after the Annuity Commencement Date (and the Owner is living or deceased), then the Beneficiary will receive the Death Benefit.

This option is only available for Personal Pension Account Payouts (fixed dollar amount Annuity Payout). Please see the Personal Pension Account Death Benefit section for additional information.

-   OPTION THREE - LIFE ANNUITY WITH PAYMENTS FOR A PERIOD CERTAIN

We will make Annuity Payouts as long as the Annuitant is living, but we at least guarantee to make Annuity Payouts for a time period you select, between 5 years and 100 years minus the Annuitant's age. If the Annuitant dies before the guaranteed number of years has passed, then the Beneficiary may elect to continue Annuity Payouts for the remainder of the guaranteed number of years or receive the Commuted Value in one sum.

-   OPTION FOUR - JOINT AND LAST SURVIVOR LIFE ANNUITY

We will make Annuity Payouts as long as the Annuitant and Joint Annuitant are living. When one Annuitant dies, we continue to make Annuity Payouts until that second Annuitant dies. When choosing this option, you must decide what will happen to the Annuity Payouts after the first Annuitant dies. You must select Annuity Payouts that:

-   Remain the same at 100%, or

-   Decrease to 66.67%, or

-   Decrease to 50%.

For variable Annuity Payouts, these percentages represent Annuity Units; for fixed Annuity Payouts, they represent actual dollar amounts. The percentage will also impact the Annuity Payout amount we pay while both Annuitants are living. If you pick a lower percentage, your original Annuity Payouts will be higher while both Annuitants are alive.

- OPTION FIVE - JOINT AND LAST SURVIVOR LIFE ANNUITY WITH PAYMENTS FOR A PERIOD CERTAIN

We will make Annuity Payouts as long as either the Annuitant or Joint Annuitant are living, but we at least guarantee to make Annuity Payouts for a time period you select, between 5 years and 100 years minus your younger Annuitant's age. If the Annuitant and the Joint Annuitant both die before the guaranteed number of years have passed, then the Beneficiary may continue Annuity Payouts for the remainder of the guaranteed number of years or receive the Commuted Value in one sum.

When choosing this option, you must decide what will happen to the Annuity Payouts after the first Annuitant dies. You must select Annuity Payouts that:

-   Remain the same at 100%, or

-   Decrease to 66.67%, or

-   Decrease to 50%.

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32

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For variable dollar amount Annuity Payouts, these percentages represent Annuity
Units. For fixed dollar amount Annuity Payouts, these percentages represent actual dollar amounts. The percentage will also impact the Annuity Payout amount we pay while both Annuitants are living. If you pick a lower percentage, your original Annuity Payouts will be higher while both Annuitants are alive.

-   OPTION SIX - PAYMENTS FOR A PERIOD CERTAIN

We agree to make payments for a specified time. The minimum period that you can select is 10 years during the first two Contract Years and 5 years after the second Contract Anniversary. The maximum period that you can select is 100 years minus your Annuitant's age. If, at the death of the Annuitant, Annuity Payouts have been made for less than the time period selected, then the Beneficiary may elect to continue the remaining Annuity Payouts or receive the Commuted Value in one sum. You may not choose a fixed dollar amount Annuity Payout during the first two Contract Years.

-   OPTION SEVEN - RESERVED

- OPTION EIGHT - JOINT AND LAST SURVIVOR LIFE WITH CASH REFUND (NOT CURRENTLY AVAILABLE)

In general, we will make Annuity Payouts as long as the Owner, and either Annuitant or Joint Annuitant are living. When the Owner dies before the Annuity Commencement Date (and the Annuitant or Joint Annuitant is living or deceased), then the Death Benefit is paid.

If death occurs after the Annuity Commencement Date, we will make Annuity Payouts as long as either the Annuitant or the Joint Annuitant is living. When one Annuitant dies, we continue to make Annuity Payouts at the elected percentage until the second Annuitant dies. When the last Annuitant dies, then the Death Benefit is paid.

When choosing this option, you must decide what will happen to the Annuity Payouts after the first Annuitant dies. You must select Annuity Payouts that:

-   Remain the same at 100%, or

-   Decrease to 75%, or

-   Decrease to 50%.

This option is only available for Personal Pension Account Payouts (fixed dollar amount Annuity Payout). Please see the Personal Pension Account Death Benefit section for additional information.

YOU CANNOT TERMINATE YOUR CONTRACT ONCE ANNUITY PAYOUTS BEGIN, UNLESS YOU HAVE SELECTED ANNUITY PAYOUT OPTIONS TWO, THREE, FIVE, SIX OR EIGHT. A CDSC, IF APPLICABLE, MAY BE DEDUCTED.

Annuity Payout Option Two is only available for Personal Pension Account Payouts from the Personal Pension Account. Annuity Payout Options One, Three, Four, Five, and Six are only available for Annuity Payouts from the Fixed Accumulation Feature or Sub-Accounts. Annuity Payout Option Eight is only available for Personal Pension Account Payouts from the Personal Pension Account and is not currently available.

For certain qualified Contracts, if you elect an Annuity Payout Option with a Period Certain, the guaranteed number of years must be less than the life expectancy of the Annuitant at the time the Annuity Payouts begin. We compute life expectancy using the IRS mortality tables.

AUTOMATIC ANNUITY PAYOUTS

If you do not elect an Annuity Payout Option, monthly Annuity Payouts will automatically begin on the Annuity Commencement Date under Annuity Payout Option Three. Automatic Annuity Payouts will be fixed dollar amount Annuity Payouts, variable dollar amount Annuity Payouts, or a combination of fixed or variable dollar amount Annuity Payouts, depending on the investment allocation of your Account in effect on the Annuity Commencement Date. Automatic variable Annuity Payouts will be based on an Assumed Investment Return equal to 5%.

HOW OFTEN DO YOU WANT THE PAYEE TO RECEIVE ANNUITY PAYOUTS?

In addition to selecting an Annuity Commencement Date and an Annuity Payout Option, you must also decide how often you want the Payee to receive Annuity Payouts. You may choose to receive Annuity Payouts:

-   monthly,

-   quarterly,

-   semi-annually, or

-   annually.

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                                                                          33

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Once you select a frequency, it cannot be changed. If you do not make a selection, the Payee will receive monthly Annuity Payouts. You must select a frequency that results in an Annuity Payout of at least $50. If the amount falls below $50, we have the right to change the frequency to bring the Annuity Payout up to at least $50.

DO YOU WANT ANNUITY PAYOUTS TO BE FIXED DOLLAR AMOUNT OR VARIABLE DOLLAR AMOUNT?

You may choose an Annuity Payout Option with fixed dollar amounts or variable dollar amounts, depending on your income needs. You may not choose a fixed dollar amount Annuity Payout during the first two Contract Years. If you elect the Personal Pension Account, your Annuity Payout Option may only be a fixed dollar amount.

-   FIXED DOLLAR AMOUNT ANNUITY PAYOUTS

Once a fixed dollar amount Annuity Payout begins, you cannot change your selection to receive variable dollar amount Annuity Payouts. You will receive equal fixed dollar amount Annuity Payouts throughout the Annuity Payout period. Fixed dollar amount Annuity Payout amounts are determined by multiplying the Contract Value, minus any applicable Premium taxes, by an annuity rate set by us. Annuity purchase rates may vary based on the aspect of the Contract annuitized.

-   VARIABLE DOLLAR AMOUNT ANNUITY PAYOUTS

Once a variable dollar amount Annuity Payout begins, you cannot change your selection to receive a fixed dollar amount Annuity Payout. A variable dollar amount Annuity Payout is based on the investment performance of the Sub-Accounts. The variable dollar amount Annuity Payouts may fluctuate with the performance of the Funds. To begin making variable dollar amount Annuity Payouts, we convert the first Annuity Payout amount to a set number of Annuity Units and then price those units to determine the Annuity Payout amount. The number of Annuity Units that determines the Annuity Payout amount remains fixed unless you transfer units between Sub-Accounts.

The dollar amount of the first variable Annuity Payout depends on:

-   the Annuity Payout Option chosen,

-   the Annuitant's attained age and gender (if applicable),

- the applicable annuity purchase rates based on the 1983a Individual Annuity Mortality table adjusted for projections based on accepted actuarial principles; and

-   the Assumed Investment Return ("AIR").

The total amount of the first variable dollar amount Annuity Payout is determined by dividing the Contract Value minus any applicable Premium taxes, by $1,000 and multiplying the result by the payment factor defined in the Contract for the selected Annuity Payout Option.

The dollar amount of each subsequent variable dollar amount Annuity Payout is equal to the total of Annuity Units for each Sub-Account multiplied by the Annuity Unit Value of each Sub-Account.

The Annuity Unit Value of each Sub-Account for any Valuation Period is equal to the Accumulation Unit Value Net Investment Factor for the current Valuation Period multiplied by the Annuity Unit Factor, multiplied by the Annuity Unit Value for the preceding Valuation Period. The Annuity Unit Factor offsets the AIR used to calculate your first variable dollar amount Annuity Payout.

The first Annuity Payout will be based upon the AIR. The remaining Annuity Payouts will fluctuate based on the performance of the Funds in relation to the AIR. The degree of the fluctuation will depend on the AIR you select.

You can select one of the following AIRs offered, subject to state variations:

          ANNUITY                ANNUITY                ANNUITY
 AIR    UNIT FACTOR     AIR    UNIT FACTOR     AIR    UNIT FACTOR
-------------------------------------------------------------------
 3%      0.999919%      5%      0.999866%      6%      0.999840%

The greater the AIR, the greater the initial Annuity Payout. But a higher AIR may result in a smaller potential growth in future Annuity Payouts when the Sub-Accounts earn more than the AIR. On the other hand, a lower AIR results in a lower initial Annuity Payout, but future Annuity Payouts have the potential to be greater when the Sub-Accounts earn more than the AIR.

For example, if the Sub-Accounts earned exactly the same as the AIR, then the second monthly Annuity Payout is the same as the first. If the Sub-Accounts earned more than the AIR, then the second monthly Annuity Payout is higher than the first. If the Sub-Accounts earned less than the AIR, then the second monthly Annuity Payout is lower than the first.

Level variable dollar amount Annuity Payouts would be produced if the investment returns remained constant and equal to the AIR. In fact, Annuity Payouts will vary up or down as the investment rate varies up or down from the AIR. The degree of variation depends on the AIR you select.

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34

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After the Annuity Calculation Date, you may transfer dollar amounts of Annuity
Units from one Sub-Account to another. On the day you make a transfer, the dollar amounts are equal for both Sub-Accounts and the number of Annuity Units will be different. We will transfer the dollar amount of your Annuity Units the day we receive your written request if received before the close of the New York Stock Exchange. Otherwise, the transfer will be made on the next Valuation Day. All Sub-Account transfers must comply with applicable transfer restriction policies.

-   COMBINATION ANNUITY PAYOUT

You may choose to receive a combination of fixed dollar amount and variable dollar amount Annuity Payouts as long as they total 100% of your Annuity Payout. For example, you may choose to use 40% fixed dollar amount and 60% variable dollar amount to meet your income needs. Combination Annuity Payouts are not available during the first two Contract Years.

E. STANDARD DEATH BENEFIT

WHAT IS THE DEATH BENEFIT AND HOW IS IT CALCULATED?

The Death Benefit is the amount we will pay if the Owner, joint Owner, or the Annuitant dies before we begin to make Annuity Payouts. The standard Death Benefit is equal to your Total Balance (less Distribution Charge) calculated as of the Valuation Day when we receive a certified death certificate or other legal document acceptable to us. The calculated Death Benefit will remain invested according to the Owner's last instructions until we receive complete written settlement instructions from the Beneficiary. This means the Death Benefit amount will fluctuate with the performance of the Account. When there is more than one Beneficiary, we will calculate the Accumulation Units for each Sub-Account and the dollar amount for the Fixed Accumulation Feature and Personal Pension Account for each Beneficiary's portion of the proceeds.

We reserve the right to treat all deferred variable annuities that you buy from us or our affiliates as a single contract for the purposes of determining your total Death Benefits. These limits will be applied if you make $5 million or more in total aggregate Premium Payments. If applicable, the aggregate limit on total Death Benefits payable by us or our affiliates will never exceed the greater of:

    a. the aggregate Deposits, modified by adjustments for partial Surrenders and Personal Pension Account Payouts under applicable contracts and riders; or

    b.  the aggregate Total Balance plus $1 million.

Any reduction in Death Benefits will be in proportion to the Contract Value of each deferred variable annuity at the time of reduction.

Please see the heading entitled "What kinds of Surrenders are available? - Before the Annuity Commencement Date" under the Surrenders section and "What effect does partial or full Surrenders have on your benefits under the rider?" in the Return of Premium Death Benefit II section for a discussion regarding when partial Surrenders reduce your Death Benefit on either a dollar-for-dollar or proportionate basis. Taking excess partial Surrenders may significantly negatively affect your Death Benefit. Please consult with your Registered Representative before making excess partial Surrenders to be sure that you fully understand the ways such a decision will affect your Contract.

HOW IS THE DEATH BENEFIT PAID?

The Death Benefit may be taken in one lump sum or under any of the Annuity Payout Options then being offered by us, unless the Owner has designated the manner in which the Beneficiary will receive the Death Benefit. On the date we receive complete instructions from the Beneficiary, we will compute the Death Benefit amount to be paid out or applied to a selected Annuity Payout Option. When there is more than one Beneficiary, we will calculate the Death Benefit amount for each Beneficiary's portion of the proceeds and then pay it out or apply it to a selected Annuity Payout Option according to each Beneficiary's instructions. If we receive the complete instructions on a non-Valuation Day, computations will take place on the next Valuation Day.


If the Death Benefit payment is $5,000 or more, the Beneficiary may elect to have their Death Benefit paid through our "Safe Haven Program." Under this program, the proceeds remain in our General Account and the Beneficiary will receive a draft book. Proceeds are guaranteed by the claims paying ability of the Company; however, it is not a bank account and is not insured by Federal Deposit Insurance Corporation (FDIC), nor is it backed by any federal or state government agency. The Beneficiary can write one draft for total payment of the Death Benefit, or keep the money in the General Account and write drafts as needed. We will credit interest at a rate determined periodically in our sole discretion. THE INTEREST RATE IS BASED UPON THE ANALYSIS OF INTEREST RATES CREDITED TO FUNDS LEFT ON DEPOSIT WITH OTHER INSURANCE COMPANIES UNDER PROGRAMS SIMILAR TO THE HARTFORD'S SAFE HAVEN PROGRAM. IN DETERMINING THE INTEREST RATE, WE ALSO FACTOR IN THE IMPACT OF THE HARTFORD'S PROFITABILITY, GENERAL ECONOMIC TRENDS, COMPETITIVE FACTORS AND ADMINISTRATIVE EXPENSES. THE INTEREST RATE CREDITS IS NOT THE SAME RATE EARNED ON ASSETS IN THE FIXED ACCUMULATION FEATURE OR PERSONAL PENSION ACCOUNT AND ARE NOT SUBJECT TO MINIMUM INTEREST RATES PRESCRIBED BY STATE NON-FORFEITURE LAWS. For federal income tax purposes, the Beneficiary will be deemed to have received the lump sum payment on transfer of the Death Benefit amount to the General Account. The interest will be taxable to the Beneficiary in the tax year that it is credited. We may not offer the Safe Haven Program in all states and we reserve the right to discontinue offering it at any


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                                                                          35

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time. Although there are no direct charges for this program, we earn investment income from the proceeds. The investment income we earn is likely more than the amount of interest we credit; therefore, we make a profit from the difference.

The Beneficiary may elect to leave proceeds from the Death Benefit invested with us for up to five years from the date of death of the Annuitant or Owner if death occurred before the Annuity Commencement Date. Once we receive a certified death certificate or other legal documents acceptable to us, the Beneficiary can: (a) make Sub-Account transfers (subject to applicable restrictions) and (b) take Surrenders without paying CDSCs, if any. The Beneficiary may not make Personal Pension Account Contributions. We shall endeavor to fully discharge the last instructions from the Owner wherever possible or practical.

The Beneficiary of a non-qualified Contract or IRA (prior to the required distribution date) may also elect an annuity option that allows the Beneficiary to take the Death Benefit in a series of payments spread over a period equal to the Beneficiary's remaining life expectancy. Distributions are calculated based on IRS life expectancy tables. This option is subject to different limitations and conditions depending on whether the Contract is non-qualified or an IRA.

If the Owner dies before the Annuity Commencement Date, the Death Benefit must be distributed within five years after death or be distributed under a distribution option or Annuity Payout Option that satisfies the Alternatives to the Required Distributions described below.

If the Owner dies on or after the Annuity Commencement Date under an Annuity Payout Option that permits the Beneficiary to elect to continue Annuity Payouts or receive the Commuted Value, any remaining value must be distributed at least as rapidly as under the payment method being used as of the Owner's death.

If the Owner is not an individual (e.g. a trust), then the original Annuitant will be treated as the Owner in the situations described above and any change in the original Annuitant will be treated as the death of the Owner.

WHO WILL RECEIVE THE DEATH BENEFIT?

The distribution of the Death Benefit applies only when death is before the Annuity Commencement Date.

If death occurs on or after the Annuity Commencement Date, there may be no payout at death unless the Owner has elected an Annuity Payout Option that permits the Beneficiary to elect to continue Annuity Payouts or receive any remaining value such as a cash refund, Benefit Balance, or receive the Commuted Value.

IF DEATH OCCURS BEFORE THE ANNUITY COMMENCEMENT DATE:

IF THE DECEASED IS THE . . .                AND . . .                        AND . . .                     THEN THE . . .
Owner                            There is a surviving joint       The Annuitant is living or       Joint Owner receives the Death
                                 Owner                            deceased                         Benefit.
Owner                            There is no surviving joint      The Annuitant is living or       Beneficiary receives the Death
                                 Owner                            deceased                         Benefit.
Owner                            There is no surviving joint      The Annuitant is living or       Owner's estate receives the
                                 Owner and the Beneficiary        deceased                         Death Benefit.
                                 predeceases the Owner
Annuitant                        The Owner is living              There is no named Contingent     The Owner becomes the
                                                                  Annuitant                        Contingent Annuitant and the
                                                                                                   Contract continues. The Owner
                                                                                                   may waive this presumption and
                                                                                                   receive the Death Benefit.
Annuitant                        The Owner is living              The Contingent Annuitant is      Contingent Annuitant becomes
                                                                  living                           the Annuitant, and the Contract
                                                                                                   continues.

IF DEATH OCCURS ON OR AFTER THE ANNUITY COMMENCEMENT DATE:

IF THE DECEASED IS THE . . .                             AND . . .                               THEN THE . . .
Owner                                     The Annuitant is living                   Beneficiary becomes the Owner.
Annuitant                                 The Owner is living                       Owner receives the payout at death.
Annuitant                                 The Annuitant is also the Owner           Beneficiary receives the payout at
                                                                                    death.

These are the most common scenarios. Some of the Annuity Payout Options may not result in a payout at death.

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36

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5. OPTIONAL DEATH BENEFITS

A. MAXIMUM ANNIVERSARY VALUE DEATH BENEFIT

OBJECTIVE

To provide a Death Benefit equal to the greater of Maximum Anniversary Value, Premium Payments adjusted for Surrenders or Contract Value that we will pay if the Owner, joint Owner, or the Annuitant dies before we begin to make Annuity Payouts.

WHEN CAN YOU BUY THE RIDER?

You can currently elect this benefit (called a "rider") only at the time that you buy this Contract. We reserve the right to permit certain existing Owners to elect this rider after Contract issuance. This rider may not be available through all Financial Intermediaries and may be subject to additional restrictions set by your Financial Intermediary or us. We reserve the right to withdraw this rider at any time without notice. The maximum age of any Owner or Annuitant when electing this rider is 75.

DOES ELECTING THIS RIDER FORFEIT YOUR ABILITY TO BUY OTHER RIDERS?

Yes. You may not elect this rider if you have already elected Return of Premium Death Benefit II.

HOW IS THE CHARGE FOR THIS RIDER CALCULATED?

The fee for the rider is based on the greater of the Maximum Anniversary Value, or Premium Payments adjusted for Surrenders and is taken on each Contract Anniversary. Even though the amount we charge you for this rider can go up or down; except as provided below; we can not increase the rider fee once you elect this rider. A prorated charge will be deducted in the event of a full Surrender of this Contract. The charge for the rider will be withdrawn from each Sub-Account and the Fixed Accumulation Feature in the same proportion that the value of each Sub-Account and the Fixed Accumulation Feature bears to the total Contract Value. The rider charge will not be applied to Personal Pension Account Benefit Balance. Except as otherwise provided below, we will continue to deduct this charge until we begin to make Annuity Payouts. The rider charge may limit access to the Fixed Accumulation Feature in certain states. See Maximum Anniversary Value Death Benefit Example 3 in Appendix A.

In the event of a change in ownership or upon Spousal Contract continuation, the fee for the rider will be the then current rider fee for new Contracts (absent any voluntary waivers by us). We reserve the right to charge up to the maximum fee described in the Fee Summary (absent any voluntary fee waivers by us) at any time without notice.

IS THIS RIDER DESIGNED TO PAY YOU DEATH BENEFITS?

Yes. This Death Benefit is equal to the greatest of A, B or C, WHERE:

A       =   Contract Value (minus Distribution Charges if applicable);
B       =   Premium Payments adjusted for partial Surrenders; and
C       =   Maximum Anniversary Value, prior to the earlier of date of death or the decedent's 81st birthday.

See Maximum Anniversary Value Death Benefit Example 1 in Appendix A.

If you elect this rider after the Contract has been issued, the starting values for Contract Value (minus Distribution Charges if applicable), Premium Payments and Maximum Anniversary Value will all be reset to Contract Value (minus Distribution Charges if applicable) as of the Valuation Day that you elect this rider. Contract Value and Premium Payments prior to election of the rider (as well as those values that would have been used to set the Maximum Anniversary Value had this rider been elected upon Contract issuance), will be disregarded.

In addition to this Death Benefit, you may also be entitled to receive the Personal Pension Account Death Benefit. EVEN THOUGH YOUR BENEFIT BALANCE IS NOT SUBJECT TO PRINCIPAL PROTECTION UNDER THIS RIDER, ANY PORTIONS OF YOUR BENEFIT BALANCE TRANSFERRED TO SUB-ACCOUNTS AND/OR THE FIXED ACCUMULATION FEATURE ARE ALSO CONSIDERED TO BE PART OF THE CONTRACT VALUE USED TO COMPUTE THIS DEATH BENEFIT.

We calculate the Death Benefit when, and as of the Valuation Day, we receive a certified death certificate or other documents acceptable to us. The calculated Death Benefit will remain invested according to the Owner's last instructions until we receive complete written settlement instructions from the Beneficiary. This means the Death Benefit amount will fluctuate with the performance of the Account. When there is more than one Beneficiary, we will calculate the Accumulation Units for each Sub-Account and the dollar amount for the Fixed Accumulation Feature for each Beneficiary's portion of the proceeds. Termination of this rider will result in the rescission of this Death Benefit and your Beneficiary receiving the standard Death Benefit.

The Death Benefit may be taken in one lump sum or under any of the Annuity Payout Options then being offered by us, unless the Owner has designated the manner in which the Beneficiary will receive the Death Benefit. On the date we receive complete instructions from the Beneficiary, we will compute the Death Benefit amount to be paid out or applied to a selected Annuity Payout Option.

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                                                                          37

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When there is more than one Beneficiary, we will calculate the Death Benefit amount for each Beneficiary's portion of the proceeds and then pay it out or apply it to a selected Annuity Payout Option according to each Beneficiary's instructions. If we receive the complete instructions on a non-Valuation Day, computations will take place on the next Valuation Day.

If the Owner dies on or after the Annuity Commencement Date under an Annuity Payout Option that permits the Beneficiary to elect to continue Annuity Payouts or receive the Commuted Value, any remaining Contract Value must be distributed at least as rapidly as under the payment method being used as of the Owner's death.

If the Owner is not an individual (e.g. a trust), then the original Annuitant will be treated as the Owner in the situations described above and any change in the original Annuitant will be treated as the death of the Owner.

The distribution of the Death Benefit applies only when death is before the Annuity Commencement Date. Please refer to the discussion under the caption "Who will receive the Death Benefit" under Standard Death Benefits for more information.

DOES THIS RIDER REPLACE THE STANDARD DEATH BENEFIT?

Yes.

CAN YOU TERMINATE THIS RIDER?

No.

WHAT EFFECT DO PARTIAL SURRENDERS HAVE ON YOUR BENEFITS UNDER THE RIDER?

Any and all partial Surrenders, whether individually or in the aggregate, will reduce your Death Benefit on a proportionate basis based on a factor equal to 1 minus the partial Surrender divided by the Contract Value prior to such partial Surrender. The factor is multiplied by Premium Payments as well as the Maximum Anniversary Value as well as the anniversary values immediately prior to a partial Surrender to determine the adjusted Death Benefit. For purposes of this rider, a Surrender also includes a transfer of Contract Value to the Personal Pension Account. A PARTIAL SURRENDER (OR TRANSFER TO THE PERSONAL PENSION ACCOUNT) MAY REDUCE THE DEATH BENEFIT BY AN AMOUNT GREATER THAN THE AMOUNT SURRENDERED IF THE CONTRACT VALUE IS LESS THAN YOUR PREMIUM PAYMENTS. See Maximum Anniversary Value Death Benefit Example 2 in Appendix A for an illustration of this calculation.

WHAT HAPPENS IF YOU CHANGE OWNERSHIP?

We reserve the right to approve all ownership changes. Certain approved changes in ownership before the Annuity Commencement Date may cause a re-calculation of the Death Benefit. Any ownership change made within the first six months from the Contract issue date (if prior to the Annuity Commencement Date) will have no impact on the rider values as long as each succeeding Owner is less than the maximum rider age limitation at the time of the change. We also reserve the right to require you to reallocate investments according to then applicable investment restrictions in the event of an ownership change after six months from the rider's effective date.

An ownership change made after the first six months of the Contract issue date (if prior to the Annuity Commencement Date) will cause a re-calculation this Death Benefit. If the rider is not available for sale at the time of the ownership change, we will terminate this rider whereupon the Death Benefit will be reset to the standard Death Benefit. A final pro-rated rider charge will be assessed on the termination date, and then will no longer be assessed.

If the rider is currently available for sale on the date of the ownership change, we will continue the existing rider with respect to all benefits at the rider charge then currently being assessed on new sales (or the last declared maximum rider fee).The Death Benefit will be recalculated based on the Contract Value on the effective date of the ownership change.

If the oldest Owner after the change is greater than the age limitation of the rider as of the trade date of the change, then we will terminate this rider whereupon the Death Benefit will be reset to the standard Death Benefit. A final pro-rated rider charge will be assessed on the termination date, and then will no longer be assessed.

Ownership changes may be taxable to you. We recommend that you consult with a tax adviser before making any ownership changes.

CAN YOUR SPOUSE CONTINUE YOUR DEATH BENEFIT?

Yes. If the Owner dies and the sole Beneficiary is the deceased Owner's Spouse at the time of death, we will increase the Contract Value to the Maximum Anniversary Death Benefit Value, if greater than the Contract Value on the date of due proof of death. The Spouse may elect to continue the Contract and this rider, if then available. This right may be exercised only once during the term of the Contract.

If any Owner or the Annuitant is greater than the age limitation of the rider at the time of the Spousal Contract continuation and/or this rider (or a similar rider, as we determine) is not available for sale, then we will terminate this rider whereupon the Death Benefit will be reset to the standard Death Benefit. A final pro-rated rider charge will be assessed on the termination date, and then will no longer be assessed.

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If any Owner or the Annuitant is equal to or less than the age limitation of the rider at the time of the Spousal Contract continuation and this rider (or a similar rider, as we determine) is still available for sale, the Death Benefit will be reset based on the Contract Value as of the date we receive due proof of death and will serve as the new basis for the Death Benefit. See "Is this rider designed to pay you Death Benefits?" above for further discussion regarding post-issue election of this rider. The rider charge will be reset to the charge then being assessed for new sales of the rider.

WHAT HAPPENS IF YOU ANNUITIZE YOUR CONTRACT?

Except as otherwise provided, if you elect to annuitize your Contract prior to reaching the Annuity Commencement Date, you may only annuitize your Contract Value. If your Contract reaches the Annuity Commencement Date, the Contract must be annuitized unless we agree to extend the Annuity Commencement Date, in our sole discretion. In this circumstance, the Contract may be annuitized under our standard annuitization rules. This rider terminates once an Annuity Payout Option (other than Annuity Payout Options Two or Eight) is elected.

ARE THERE RESTRICTIONS ON HOW YOU MUST INVEST?

Yes. You may allocate your Contract Value to any Sub-Accounts(s), asset allocation models, investment programs, fund of funds Sub-Accounts(s) or other investment option(s) or you may design your own portfolio, provided that your Fund selections comply with the investment restrictions in the following table:

                       CLASSIFICATION                                                      ALLOCATION
---------------------------------------------------------------------------------------------------------------------------------
Fixed investments Funds                                        Minimum of 30% - to a maximum of 100%
Equity Investments                                             - Maximum of 70%
                                                               - No more than 20% may be invested in any one Fund in this category
Limited Investments                                            Maximum of 20%
Multi-Asset Investments                                        - 0% or 100%
                                                               - May not be combined with Funds in the above classifications

Investing in the Personal Pension Account and Fixed Accumulation Feature do not constitute a violation of these investment restrictions.


Not all asset allocation models, Funds or programs are available through all Financial Intermediaries. See Appendix C - Fund Data for more detailed information. The Personal Pension Account and Fixed Accumulation Feature are not included within any classification.


We may, in our sole discretion, add, replace or delete Funds, programs, classifications, allocations and asset allocation models from time to time. Not all asset allocation models, Funds or programs are available through all Financial Intermediaries. You will be provided with advance notification of any investment restriction changes and you must invest Premium Payments in accordance with such updated investment restrictions.

You must participate in an asset rebalancing program. If on any Valuation Day, your Contract Value is no longer invested within the permissible allocations in the table above as a result of market fluctuations, we will not terminate the rider. Instead, your Contract Value will be rebalanced quarterly in accordance with your last compliant allocation instructions. All subsequent Premium Payments must also be invested according to the classifications described in this section.

YOU MAY PROVIDE INVESTMENT INSTRUCTIONS TO INVEST CONTRACT VALUE IN A MANNER THAT VIOLATES THESE INVESTMENT RESTRICTIONS. ANY SUCH ACTION WILL, HOWEVER, RESULT IN THE TERMINATION OF THIS RIDER. WE WILL NOT ACCEPT INSTRUCTIONS TO VIOLATE THE INVESTMENT RESTRICTIONS FROM YOUR REGISTERED REPRESENTATIVE. VIOLATING THESE INVESTMENT RESTRICTIONS SHALL RESULT IN THE TERMINATION OF YOUR DEATH BENEFIT UNDER THIS RIDER.

If this rider is terminated due to failure to comply with these investment restrictions, you will have a one time opportunity to reinstate the rider. You will be notified in your confirmation statement that you have violated these investment restrictions. The thirty calendar day reinstatement period will begin from the date this rider is terminated. Your opportunity to reinstate will be terminated if during the reinstatement period you make a subsequent Premium Payment, take a partial Surrender, or make an ownership change.

UPON REINSTATEMENT OF YOUR RIDER, YOUR PREMIUM PAYMENT WILL BE RESET AT THE LOWER OF THE PREMIUM PAYMENTS PRIOR TO THE REVOCATION OR CONTRACT VALUE AS OF THE DATE OF THE REINSTATEMENT. YOUR MAXIMUM ANNIVERSARY VALUE WILL BE RESET AT THE LOWER OF THE MAXIMUM ANNIVERSARY VALUE PRIOR TO THE REVOCATION OR CONTRACT VALUE AS OF THE DATE OF THE REINSTATEMENT. WE WILL DEDUCT A PRORATED RIDER CHARGE ON YOUR CONTRACT ANNIVERSARY FOLLOWING THE REINSTATEMENT FOR THE TIME PERIOD BETWEEN THE REINSTATEMENT DATE AND YOUR FIRST CONTRACT ANNIVERSARY FOLLOWING THE REINSTATEMENT. VIOLATION OF THESE INVESTMENT RESTRICTIONS COULD RESULT IN A SERIOUS EROSION OF THE VALUE IN THIS RIDER.

We are not responsible for lost investment opportunities associated with the implementation of these investment restrictions.

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ARE THERE RESTRICTIONS ON THE AMOUNT OF SUBSEQUENT PREMIUM PAYMENTS?

No.

CAN WE AGGREGATE CONTRACTS?

Yes. We reserve the right to treat all deferred variable annuities that you buy from us or our affiliates as a single contract for the purposes of determining your total Death Benefits. These limits will be applied if you make $5 million or more in total aggregate Premium Payments. If applicable, the aggregate limit on total Death Benefits payable by us or our affiliates will never exceed a maximum of:

    a. the aggregate Deposits, modified by adjustments for partial Surrenders and Personal Pension Account Payouts under all applicable contracts and riders; or

    b.  the aggregate Total Balance plus $1 million.

Any reduction in Death Benefits will be in proportion to the Contract Value of each deferred variable annuity at the time of reduction.

OTHER INFORMATION

The rider may not be appropriate for all investors. Several factors, among others, should be considered:

- The benefits under the rider cannot be directly or indirectly assigned, collateralized, pledged or securitized in any way. Any such actions will invalidate the rider and allow us to terminate the rider.

- We may terminate this rider based upon the following conditions: Spousal Contract continuation, ownership changes, assignment and/or violation of the investment restrictions. If we terminate the rider, it cannot be re-elected by you.

- The selection of an Annuity Payout Option and the timing of the selection may have an impact on the tax treatment of the Death Benefit.

- Any partial Surrender or transfer of Contract Value into the Personal Pension Account, including enrollment in certain asset rebalancing Programs, will trigger a proportionate reduction to your Death Benefit.

- Transfers made pursuant to an automatic income program may violate this rider if made during the reinstatement period following a violation of investment restrictions under this rider.

B. RETURN OF PREMIUM DEATH BENEFIT II

OBJECTIVE

To provide a Death Benefit equal to Premium Payments adjusted for Surrenders that we will pay if the Owner, joint Owner, or the Annuitant dies before we begin to make Annuity Payouts.

WHEN CAN YOU BUY THE RIDER?

You can currently elect this benefit (called a "rider") only at the time that you buy this Contract. This rider may not be available through all Financial Intermediaries and may be subject to additional restrictions set by your Financial Intermediary or us. We reserve the right to withdraw this rider at any time without notice. The maximum age of any Owner or Annuitant when electing this rider is 80.

DOES ELECTING THIS RIDER FORFEIT YOUR ABILITY TO BUY OTHER RIDERS?

Yes. You may not elect this rider if you have already elected Maximum Anniversary Value Death Benefit.

HOW IS THE CHARGE FOR THIS RIDER CALCULATED?

The fee for the rider is based on Premium Payments adjusted for Surrenders on each Contract Anniversary. Even though the amount we charge you for this rider can go up or down; except as provided below; we can not increase the rider fee once you elect this rider. This charge will automatically be deducted from your Contract Value on your Contract Anniversary prior to all other financial transactions. A prorated charge will be deducted in the event of a full Surrender of this Contract. The charge for the rider will be withdrawn from each Sub-Account and the Fixed Accumulation Feature in the same proportion that the value of each Sub-Account and the Fixed Accumulation Feature bears to the total Contract Value. The rider charge will not be applied to Personal Pension Account Benefit Balance. Except as otherwise provided below, we will continue to deduct this charge until we begin to make Annuity Payouts. The rider charge may limit access to the Fixed Accumulation Feature in certain states.

In the event of a change in ownership or upon Spousal Contract continuation, the fee for the rider will be based on the Contract Value on the date of any such change plus Premium Payments received after such date, as adjusted for Surrenders. We reserve the right to change the rider charge up to the maximum fee described in the Fee Summary (absent any voluntary waivers by us) at any time without notice.

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40

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IS THIS RIDER DESIGNED TO PAY YOU DEATH BENEFITS?

Yes. This Death Benefit is equal to the higher of Contract Value (minus Distribution Charges) or Premium Payments adjusted for Surrenders. See the Return of Premium Death Benefit II Example in Appendix A.

In addition to this Death Benefit, you may also be entitled to receive the Personal Pension Account Death Benefit.

We calculate the Death Benefit when, and as of the Valuation Day, we receive a certified death certificate or other legal document acceptable to us. The calculated Death Benefit will remain invested according to the Owner's last instructions until we receive complete written settlement instructions from the Beneficiary. This means the Death Benefit amount will fluctuate with the performance of the Account. When there is more than one Beneficiary, we will calculate the Accumulation Units for each Sub-Account and the dollar amount for the Fixed Accumulation Feature for each Beneficiary's portion of the proceeds. Termination of this rider will result in the rescission of this Death Benefit and your Beneficiary receiving the standard Death Benefit.

The Death Benefit may be taken in one lump sum or under any of the Annuity Payout Options then being offered by us, unless the Owner has designated the manner in which the Beneficiary will receive the Death Benefit. On the date we receive complete instructions from the Beneficiary, we will compute the Death Benefit amount to be paid out or applied to a selected Annuity Payout Option. When there is more than one Beneficiary, we will calculate the Death Benefit amount for each Beneficiary's portion of the proceeds and then pay it out or apply it to a selected Annuity Payout Option according to each Beneficiary's instructions. If we receive the complete instructions on a non-Valuation Day, computations will take place on the next Valuation Day.

If the Owner dies on or after the Annuity Commencement Date under an Annuity Payout Option that permits the Beneficiary to elect to continue Annuity Payouts or receive the Commuted Value, any remaining Contract Value must be distributed at least as rapidly as under the payment method being used as of the Owner's death.

If the Owner is not an individual (e.g. a trust), then the original Annuitant will be treated as the Owner in the situations described above and any change in the original Annuitant will be treated as the death of the Owner.

The distribution of the Death Benefit applies only when death is before the Annuity Commencement Date. If death occurs on or after the Annuity Commencement Date, there may be no payout at death unless the Owner has elected an Annuity Payout Option that permits the Beneficiary to elect to continue Annuity Payouts, or receive any remaining value such as a cash refund, Benefit Balance, or receive the Commuted Value. Please refer to the discussion under the caption "Who will receive the Death Benefit" under Standard Death Benefits for more information.

DOES THIS RIDER REPLACE THE STANDARD DEATH BENEFIT?

Yes.

CAN YOU TERMINATE THIS RIDER?

Yes. At anytime following the earliest of the fifth anniversary of the rider effective date or Spousal Contract continuation, the Contract Owner may elect to terminate this rider. If this rider is terminated, then a pro-rated rider charge will be assessed on the termination date, and will no longer be assessed thereafter. The Death Benefit will be reset to the standard Death Benefit. No other optional benefit may be elected following the termination. A Company-sponsored exchange of this rider will not be considered to be a termination by you of the rider. This rider will also terminate upon election of a Death Benefit option (described in the "standard Death Benefit" section) by the Beneficiary (excluding Spousal Contract continuation).

WHAT EFFECT DO PARTIAL SURRENDERS HAVE ON YOUR BENEFITS UNDER THE RIDER?

Any and all partial Surrenders, whether individually or in the aggregate, will reduce your Death Benefit on a proportionate basis based on a factor equal to 1 minus the partial Surrender divided by the Contract Value prior to such partial Surrender. The factor is multiplied by Premium Payments immediately prior to the partial surrender to determine the adjusted Death Benefit. For purposes of this rider, a Surrender also includes a transfer of Contract Value to the Personal Pension Account. See Return of Premium Death Benefit II Example in Appendix A.

WHAT HAPPENS IF YOU CHANGE OWNERSHIP?

We reserve the right to approve all ownership changes. Certain approved changes in ownership before the Annuity Commencement Date may cause a re-calculation of the Death Benefit. Any ownership change made within the first six months from the Contract issue date (if prior to the Annuity Commencement Date) will have no impact on the rider values as long as each succeeding Owner is less than the maximum rider age limitation at the time of the change. We also reserve the right to require you to reallocate investments according to then applicable investment restrictions in the event of an ownership change after six months from the rider's effective date.

An ownership change made after the first six months of the Contract issue date (if prior to the Annuity Commencement Date) will cause a reset of this Death Benefit. If the rider is not available for sale at the time of the ownership change, we will terminate this rider whereupon the Death Benefit will be reset to the standard Death Benefit. A final pro-rated rider charge will be assessed on the termination date, and then will no longer be assessed.

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If the rider is currently available for sale on the date of the ownership change, we will continue the existing rider with respect to all benefits at the rider charge currently being assessed on new sales (or the last declared maximum rider fee).The Death Benefit will be recalculated based on the lesser of the Contract Value or the Death Benefit on the effective date of the ownership change.

If the oldest Owner after the change is greater than the age limitation of the rider as of the trade date of the change, then we will terminate this rider whereupon the Death Benefit will be reset to the standard Death Benefit. A final pro-rated rider charge will be assessed on the termination date, and then will no longer be assessed.

Ownership changes may be taxable to you. We recommend that you consult with a tax adviser before making any ownership changes.

CAN YOUR SPOUSE CONTINUE YOUR DEATH BENEFIT?

Yes. If the Owner dies and the sole Beneficiary is the deceased Owner's Spouse at the time of death, that Spouse may continue the Contract and this rider, if then available. This right may be exercised only once during the term of the Contract.

If the Owner or the Annuitant is greater than the age limitation of the rider at the time of the Spousal Contract continuation and and/or this rider (or similar rider, as we determine) is not available for sale, we will terminate this rider whereupon the Death Benefit will be reset to the standard Death Benefit. A final pro-rated rider charge will be assessed on the termination date, and then will no longer be assessed.

If the Owner or the Annuitant is equal to or less than the age limitation of the rider at the time of the Spousal Contract continuation and such rider (or similar rider, as we determine) is still available for sale, the Death Benefit will be reset based on the Death Benefit as of the date of due proof of death and will serve as the new basis for the Death Benefit. The rider charge will be reset to the rider charge then being assessed for new sales of the rider.

WHAT HAPPENS IF YOU ANNUITIZE YOUR CONTRACT?

Except as otherwise provided, if you elect to annuitize your Contract prior to reaching the Annuity Commencement Date, you may only annuitize your Contract Value. If your Contract reaches the Annuity Commencement Date, the Contract must be annuitized unless we agree to extend the Annuity Commencement Date, in our sole discretion. In this circumstance, the Contract may be annuitized under our standard annuitization rules. This rider terminates once an Annuity Payout Option (other than Annuity Payout Options Two or Eight) is elected.

ARE THERE RESTRICTIONS ON HOW YOU MUST INVEST?

No. We reserve the right to impose investment restrictions in the future.

ARE THERE RESTRICTIONS ON THE AMOUNT OF SUBSEQUENT PREMIUM PAYMENTS?

YES. WE RESERVE THE RIGHT TO REQUIRE OUR APPROVAL ON ALL SUBSEQUENT PREMIUM PAYMENTS RECEIVED AFTER THE FIRST TWELVE MONTHS. WE MAY NOT ACCEPT ANY SUBSEQUENT PREMIUM PAYMENT WHICH BRINGS THE TOTAL OF SUCH CUMULATIVE SUBSEQUENT PREMIUM PAYMENTS IN EXCESS OF $100,000 WITHOUT PRIOR APPROVAL. FOLLOWING YOUR ANNUITY COMMENCEMENT DATE, WE WILL NO LONGER ACCEPT SUBSEQUENT PREMIUM PAYMENTS.

CAN WE AGGREGATE CONTRACTS?

Yes. We reserve the right to treat all deferred variable annuities that you buy from us or our affiliates as a single contract for the purpose of determining your total Death Benefits. These limits will be applied if you make $5 million or more in total aggregate Premium Payments. If applicable, the aggregate limit on total Death Benefits payable by us or our affiliates will never exceed a maximum of:

    a. the aggregate Deposits, modified by adjustments for partial Surrenders or payouts under all applicable contracts and riders; or

    b.  the aggregate Total Balance plus $1 million.

Any reduction in Death Benefits will be in proportion to the Contract Value of each deferred variable annuity at the time of reduction.

OTHER INFORMATION

The rider may not be appropriate for all investors. Several factors, among others, should be considered:

- The benefits under the rider cannot be directly or indirectly assigned, collateralized, pledged or securitized in any way. Any such actions will invalidate the rider and allow us to terminate the rider.

- We may terminate this rider based upon the following conditions: Spousal Contract continuation, ownership changes, and/or assignment. If we terminate the rider, it cannot be re-elected by you.

- Any partial Surrender or transfer of Contract Value into the Personal Pension Account, including enrollment in certain asset rebalancing Programs, will trigger a proportionate reduction to your Death Benefit.

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6. FURTHER INFORMATION

A. GLOSSARY

Except as provided elsewhere in this prospectus, the following capitalized terms shall have the meaning ascribed below:

ACCOUNT: Any of the Sub-Accounts or the Fixed Accumulation Feature.

ACCOUNT BALANCE: The sum of your Contract Value and Benefit Balance (this term is also referred to as the "Total Balance" in your Contract and marketing materials).

ACCUMULATION BALANCE - The sum of all Personal Pension Account Contributions increased by credited interest; minus any transfers into any other Account(s) and any conversion into Annuity Payout Value.

ACCUMULATION UNITS: If you allocate your Premium Payment to any of the Sub-Accounts, we will convert Premium Payments into Accumulation Units in the selected Sub-Accounts. Accumulation Units are valued at the end of each Valuation Day and are used to calculate Contract Value prior to Annuitization.

ACCUMULATION UNIT VALUE: The daily price of Accumulation Units on any Valuation Day.

ADMINISTRATIVE OFFICE: Our overnight mailing address is: 1 Griffin Road North, Windsor, CT 06095-1512. Our standard mailing address is: P.O. Box 5085, Hartford, Connecticut 06102-5085.

ANNUAL MAINTENANCE FEE: An annual charge deducted on a Contract Anniversary or upon full Surrender.

ANNUAL WITHDRAWAL AMOUNT (AWA): The amount you may Surrender each Contract Year without incurring a CDSC.

ANNUITANT: The person on whose life the Contract is issued. Except as otherwise provided, the Annuitant may not be changed after your Contract is issued.

ANNUITY CALCULATION DATE: The date we calculate the first Annuity Payout.

ANNUITY COMMENCEMENT DATE: The first day of the first period for which a distribution is received as an Annuity Payout under the Contract.

ANNUITY PAYOUT: The money we pay out after the Annuity Commencement Date for the duration and frequency you select. Annuity Payout also refers to Personal Pension Account Payouts.

ANNUITY PAYOUT OPTION: Any of the options available for payout after the Annuity Commencement Date, the death of the Contract Owner or Annuitant; or annuitization(s) of Benefit Balance.

ANNUITY PAYOUT VALUE: The portion of your Benefit Balance converted into Personal Pension Account Payouts, as reduced by future Personal Pension Account Payouts.

ANNUITY UNIT: The unit of measure we use to calculate the value of your Annuity Payouts under a variable dollar amount Annuity Payout Option.

ANNUITY UNIT VALUE: The daily price of Annuity Units on any Valuation Day.

BENEFICIARY: The person(s) entitled to receive benefits pursuant to the terms of the Contract upon the death of any Contract Owner or Annuitant, as the case may be.

BENEFIT BALANCE: Personal Pension Account Contributions, as adjusted for transfers to or from Contract Value, credited interest and/or annuitization. Benefit Balance includes Annuity Payout Value, if any.

CODE: The Internal Revenue Code of 1986, as amended.

COMMUTED VALUE: The present value of any Annuity Payout due and payable during the Guaranteed Payout Duration. This amount is calculated using the Assumed Investment Return for variable dollar amount Annuity Payouts and the applicable discount rate determined by us for applicable fixed dollar amount Annuity Payouts.

CONTINGENT ANNUITANT: The person you may designate to become the Annuitant if the original Annuitant dies before the Annuity Commencement Date. You must name a Contingent Annuitant before the original Annuitant's death.

CONTINGENT DEFERRED SALES CHARGE (CDSC): The deferred sales charge, if applicable, that may apply when you make a full or partial Surrender.

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                                                                          43

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CONTRACT: The individual Annuity Contract and any endorsements or riders. Group participants and some individuals may receive a certificate rather than a Contract.

CONTRACT ANNIVERSARY: The anniversary of the date we issued your Contract. If the Contract Anniversary falls on a Non-Valuation Day, then the Contract Anniversary will be the next Valuation Day.

CONTRACT OWNER, OWNER OR YOU: The owner or holder of the Contract described in this prospectus including any joint Owner(s). We do not capitalize "you" in the prospectus.

CONTRACT VALUE: The total value of the Account on any Valuation Day.

CONTRACT YEAR: Any 12 month period between Contract Anniversaries, beginning with the date the Contract was issued.

DEATH BENEFIT: Except as otherwise provided, the amount payable if the Contract Owner, joint Contract Owner or the Annuitant dies before the Annuity Commencement Date. Where applicable, your Death Benefit includes the standard or optional Death Benefit plus the Personal Pension Account Death Benefit.

DEPOSIT: The sum of allPremium Payments and Personal Pension Account Contributions.

FIXED ACCUMULATION FEATURE: Part of our General Account, where you may allocate all or a portion of your Contract Value. In your Contract, the Fixed Accumulation Feature may be called the Fixed Account. Not all classes of Contracts we offer contain a Fixed Accumulation Feature.

FUND: A registered investment company or a series thereof in which assets of a Sub-Account may be invested. We sometimes call the Funds you select a "Sub-Account".

GUARANTEED PAYOUT DURATION: The time period (sometimes referred to as a "Period Certain") specified in Annuity Payout Options Three, Five and Six; and with respect to Annuity Payout Options Two and Eight, the time period equal to the applicable Annuity Payout Value divided by the corresponding Personal Pension Account Payout, rounded down.

JOINT ANNUITANT: The person on whose life Annuity Payouts are based if the Annuitant dies after Annuitization. You may name a Joint Annuitant only if your Annuity Payout Option provides for a survivor. The Joint Annuitant may not be changed.

MAXIMUM ANNIVERSARY VALUE: The highest Contract Value as of each Contract Anniversary prior to the date of death of the oldest Owner or Annuitant's 81st birthday, whichever first occurs, adjusted for any Premium Payments and partial Surrenders occurring after such Contract Anniversary.

NET INVESTMENT FACTOR: This is used to measure the investment performance of a Sub-Account from one Valuation Day to the next, and is also used to calculate your Annuity Payout amount.

1933 ACT: The Securities Act of 1933, as amended.

1934 ACT: The Securities Exchange Act of 1934, as amended.

1940 ACT: The Investment Company Act of 1940, as amended.

NON-VALUATION DAY: Any day the New York Stock Exchange is not open for trading.

PAYEE: The person or party you designate to receive Annuity Payouts.

PERSONAL PENSION ACCOUNT CONTRIBUTIONS: Sums allocated to the Personal Pension Account (after deduction of front-end sales charges, if applicable). Personal Pension Account Contributions may take the form of Deposits or transfers of Contract Value from Sub-Accounts or the Fixed Accumulation Feature (if applicable).

PERSONAL PENSION ACCOUNT PAYOUTS: Regularly scheduled periodic payments of Annuity Payout Value.

PREMIUM OR PREMIUM PAYMENT: Money sent to us to be invested in your Contract (not taking into consideration any applicable sales charges). Unless otherwise specified, a Premium Payment does not include Personal Pension Account Contributions. Portions of your Benefit Balance transferred to Sub-Accounts and/or the Fixed Accumulation Feature are considered to be Premium Payments that become part of your Contract Value.

REMAINING GROSS PREMIUM: Premium Payments minus prior partial Surrenders in excess of the AWA at the time of such partial Surrender.

SPOUSE: A person related to a Contract Owner by marriage pursuant to the Code.

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SUB-ACCOUNT: A division of the Separate Account containing shares of a Fund.
There is a Sub-Account for each Fund. We sometimes call the Funds you select your "Sub-Account".

SUB-ACCOUNT VALUE: The value of each Sub-Account on or before the Annuity Calculation Date, which is determined on any day by multiplying the number of Accumulation Units by the Accumulation Unit Value for each Sub-Account.

SURRENDER: A complete or partial withdrawal from your Contract. For the purposes of optional riders only, a Surrender may also include a transfer of Contract Value to Benefit Balance.

SURRENDER VALUE: The amount we pay you if you terminate your Contract before the Annuity Commencement Date. The Surrender Value is equal to the Contract Value minus any applicable charges (subject to rounding). Surrender Value does not include the Commuted Value of your Personal Pension Account.

TARGET INCOME AGE - The year that commences with the birthday of the older Annuitant during which Personal Pension Account Payouts are expected to begin. Target Income Age establishes a 7-year guarantee window (three years before and after) during which a guaranteed payout rate will be applied to your Accumulation Balance.

TOTAL BALANCE: The sum of your Contract Value and Benefit Balance.

VALUATION DAY: Every day the New York Stock Exchange is open for trading. Values of the Separate Account are determined as of the close of the New York Stock Exchange. The Exchange generally closes at 4:00 p.m. Eastern Time but may close earlier on certain days and as conditions warrant.

VALUATION PERIOD: The time span between the close of trading on the New York Stock Exchange from one Valuation Day to the next.

WE, US OR OUR: Hartford Life and Annuity Insurance Company or Hartford Life Insurance Company, as the case may be.

YOU: The Owner including any joint Owner(s). We do not capitalize "you" or "your" in this prospectus.

B. STATE VARIATIONS

The following section describes modifications to this prospectus required by one or more state insurance departments as of the date of this prospectus. Unless otherwise noted, variations apply to all forms of Contracts we issue. References to certain state's variations do not imply that we actually offer Contracts in each such state. These variations are subject to change without notice and additional variations may be imposed as specific states approve new riders.

ALABAMA, NEW JERSEY AND OHIO - The Fixed Accumulation Feature is not available. The DCA Plus Feature is available.


CALIFORNIA - If you are 60 years old or older you must either elect the Senior Protection Program, or elect to immediately allocate the initial Premium Payments to the other investment options. Under the Senior Protection Program, we will allocate your initial Premium Payment to a money market Fund for the first 35 days your initial Premium Payment is invested. After the 35th day we will automatically allocate your Contract Value according to your most current investment instructions. If you elect the Senior Protection Program you will not be able to participate in any InvestEase (if otherwise available) or Dollar Cost Averaging Program until after the Program has terminated. The Dollar Cost Averaging Plus, the Static Asset Allocation Models and certain Automatic Income Programs are not available if you elect the Senior Protection Program. Under the Senior Protection Program any subsequent Premium Payment received during the 35 days after the initial Premium Payment is invested will also be invested in a money market Fund unless you direct otherwise. You may voluntarily terminate your participation in the Senior Protection Program by contacting us in writing or by telephone. You will automatically terminate your participation in the Senior Protection Program if you allocate a subsequent Premium Payment to any other investment option or transfer Contract Value from a money market Fund to another investment option. When you terminate your participation in the Senior Protection Program you may reallocate your Contract Value in the Program to other investment options; or we will automatically reallocate your Contract Value in the Program according to your original instructions 35 days after your initial Premium Payment was invested. SIMPLE IRA owners may not purchase a Contract. The only AIRS available are 3% and 5%.


CALIFORNIA, CONNECTICUT, NEW HAMPSHIRE, NEW JERSEY, NEW YORK AND OREGON - A state recognized civil union partner who is the designated beneficiary may exercise contract continuation privileges if and when the Code is amended to recognize such "spouses" as meeting federal tax distribution requirements (under current tax law, a "spouse" is limited to married people of the opposite sex).


CONNECTICUT, FLORIDA, ILLINOIS, NEW JERSEY AND TEXAS - The limit on Death Benefits imposed when aggregate Premium Payments total $5 million or more does not apply.


CONNECTICUT AND NEW JERSEY - Our approval is required for any subsequent Contribution or transfer resulting in cumulative Contributions and transfers into the Personal Pension Account exceeding $50,000.

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MASSACHUSETTS - We will accept subsequent Premium Payments only until the
Annuitant's 62nd birthday or the second Contract Anniversary, whichever is later (B Share Contracts). We will accept subsequent Premium Payments only until the Annuitant's 66th birthday or the sixth Contract Anniversary, whichever is later (L Share Contracts). The Nursing Home Waiver is not available.


MINNESOTA - The CDSC for B Share Contracts is 7%, 7%, 6%, 6%, 5%, 4%, 3%, 2%, 0% for years 1-9.

NEW JERSEY - The only AIRs available are 3% and 5%. The Nursing Home Waiver is not available. Letters of Intent are not available as a basis to reduce sales charges. We reserve the right to prohibit subsequent Premium Payments and transfers after the first Contract Year if you have elected the Return of Premium death benefit. This restriction is not currently being enforced. We will notify you if subsequent Premium Payments and transfers cease to be available to affected contract owners.

NEW YORK - A Contract issued by Hartford Life and Annuity Insurance Company is not available in New York. The only AIRs available are 3% and 5%. The Nursing Home Waiver is not available. Letters of Intent are not available as a basis to reduce sales charges.

OKLAHOMA - The only AIRs available are 3% and 5%.

OREGON - We will accept subsequent Premium Payments during the first three Contract Years (B Share Contracts). Owners may only sign up for DCA Plus Programs that are 6 months or longer. You may not choose a fixed dollar amount Annuity Payout. Annuity Payout Option Two is not available. The only AIRs available are 3% and 5%.

PENNSYLVANIA - The Nursing Home Waiver minimum confinement period is changed from 180 days to 90 days. You may not choose a fixed dollar amount Annuity Payout. Annuity Payout Option Two is not available.


TEXAS - Letters of Intent are not available as a basis to reduce sales charges. SIMPLE IRA owners may not purchase a Contract. The only AIRS available are 3% and 5%.


VERMONT - Eligible Investments owned by you, your Spouse or any immediate family member may be included under the Rights of Accumulation Program.


WASHINGTON - In any year when no Premium Payment is paid into the Fixed Accumulation Feature, any pro-rata portion of the fee taken from the Fixed Accumulation Feature will be limited to interest earned in excess of the 3% for that year. The Target Income Age is subject to limitations based on the Annuitant's age as of the date of the first Contribution


C. MISCELLANEOUS

OWNERSHIP CHANGES - We reserve the right to approve all ownership changes, including any assignment of your Contract (or any benefits) to others or the pledging of your Contract as collateral. Certain approved changes in ownership may cause a re-calculation of the benefits subject to applicable state law. Generally, we will not re-calculate the benefits under your Contract so long as the change in ownership does not affect the Owner and does not result in a change in the tax identification number under the Contract. You may not change the named Annuitant. However, if the Annuitant is still living, the Contingent Annuitant may be changed at any time prior to the Annuity Commencement Date by sending us written notice.

ASSIGNMENT - A non-qualified Contract may be assigned subject to the ownership change restrictions above. We must be properly notified in writing of an assignment. Any Annuity Payouts or Surrenders requested or scheduled before we record an assignment will be made according to the instructions we have on record. We are not responsible for determining the validity of an assignment. Assigning a non-qualified Contract may require the payment of income taxes and certain penalty taxes. A qualified Contract may not be transferred or otherwise assigned (whether directly or used as collateral for a loan), unless allowed by applicable law and approved by us in writing. We can withhold our consent for any reason. We are not obligated to process any request for approval within any particular time frame. Please consult a qualified tax adviser before assigning your Contract.

SPECULATIVE INVESTING - Do not purchase this contract if you plan to use it, or any of its riders, for speculation, arbitrage, viatication or any other type of collective investment scheme. Your Contract may not be traded on any stock exchange or secondary market. By purchasing this contract you represent and warrant that you are not using this Contract, or any of its riders, for speculation, arbitrage, viatication or any other type of collective investment scheme.

CONTRACT MODIFICATION - We may unilaterally modify the Contract to reflect, among other things, changes in applicable tax law or interpretations of tax law, but no modification will affect the amount or term of any Contract unless a modification is required to conform the Contract to applicable federal or state law. No modification will affect the method by which Contract Values are determined. Any modifications to the Contract will be filed with each state in which the Contract is for sale. Contract changes will be communicated to Owners through regular mail as an endorsement to their Contract.

MEDICAID BENEFITS - Medicaid estate planning may be important to people who are concerned about long term care costs. Benefits associated with this variable annuity may have an impact on your Medicaid eligibility and the assets considered for Medicaid benefits. Ownership interests or beneficiary status under this variable annuity could render you or your loved ones ineligible for Medicaid. This may be particularly troubling if your Spouse or Beneficiary is already receiving Medicaid benefits at the time of transfer or receipt of

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Death Benefits. As certain ownership changes are either impermissible or are subject to benefit resetting rules, you may want to carefully consider how you structure the ownership and beneficiary status of your Contract. This discussion is intended to provide a very general overview and does not constitute legal advice or in any way suggest that you circumvent these rules. You should seek advice from a competent elder law attorney to make informed decisions about how this variable annuity may affect your plans.

D. LEGAL PROCEEDINGS

There continues to be significant federal and state regulatory activity relating to financial services companies. Like other insurance companies, we are involved in lawsuits, arbitrations, and regulatory/legal proceedings. Certain of the lawsuits and legal actions the Company is involved in assert claims for substantial amounts. While it is not possible to predict with certainty the ultimate outcome of any pending or future case, legal proceeding or regulatory action, we do not expect the ultimate result of any of these actions to result in a material adverse effect on the Company or its Separate Accounts. Nonetheless, given the large or indeterminate amounts sought in certain of these actions, and the inherent unpredictability of litigation, an adverse outcome in certain matters could, from time to time, have a material adverse effect on the Company's results of operations or cash flows in particular quarterly or annual periods.

Following the New York Attorney General's filing of a civil complaint against Marsh & McLennan Companies, Inc., and Marsh, Inc. (collectively, "Marsh") in October 2004 alleging that certain insurance companies, including The Hartford, participated with Marsh in arrangements to submit inflated bids for business insurance and paid contingent commissions to ensure that Marsh would direct business to them, private plaintiffs brought several lawsuits against The Hartford predicated on the allegations in the Marsh complaint, to which The Hartford was not party. Among these is a multidistrict litigation in the United States District Court for the District of New Jersey. There are two consolidated amended complaints filed in the multidistrict litigation, one related to conduct in connection with the sale of property-casualty insurance and the other related to alleged conduct in connection with the sale of group benefits products. The Company is named in the group benefits products complaint. The complaints assert, on behalf of a putative class of persons who purchased insurance through broker defendants, claims under the Sherman Act, the Racketeer Influenced and Corrupt Organizations Act ("RICO"), state law, and in the case of the group benefits products complaint, claims under ERISA. The claims are predicated upon allegedly undisclosed or otherwise improper payments of contingent commissions to the broker defendants to steer business to the insurance company defendants. The district court has dismissed the Sherman Act and RICO claims in both complaints for failure to state a claim. The district court has dismissed the Sherman Act and RICO claims in both complaints for failure to state a claim and has granted the defendants' motions for summary judgment on the ERISA claims in the group-benefits products complaint. The district court further has declined to exercise supplemental jurisdiction over the state law claims, has dismissed those state law claims without prejudice, and has closed both cases. The plaintiffs have appealed the dismissal of the Sherman Act, RICO and ERISA claims.

In October 2005, a putative nationwide class action was filed in the United States District Court for the District of Connecticut against the Company and several of its subsidiaries on behalf of persons who had asserted claims against an insured of a Hartford property & casualty insurance company that resulted in a settlement in which some or all of the settlement amount was structured to afford a schedule of future payments of specified amounts funded by an annuity from a Hartford life insurance company ("Structured Settlements"). The operative complaint alleges that since 1997 the Company has systematically deprived the settling claimants of the value of their damages recoveries by secretly deducting 15% of the annuity premium of every Structured Settlement to cover brokers' commissions, other fees and costs, taxes, and a profit for the annuity provider, and asserts claims under the Racketeer Influenced and Corrupt Organizations Act ("RICO") and state law. The plaintiffs seek compensatory damages, punitive damages, pre-judgment interest, attorney's fees and costs, and injunctive or other equitable relief. The Company vigorously denies that any claimant was misled or otherwise received less than the amount specified in the structured-settlement agreements. In March 2009, the district court certified a class for the RICO and fraud claims composed of all persons, other than those represented by a plaintiffs' broker, who entered into a Structured Settlement since 1997 and received certain written representations about the cost or value of the settlement. The district court declined to certify a class for the breach-of-contract and unjust-enrichment claims. The Company's petition to the United States Court of Appeals for the Second Circuit for permission to file an interlocutory appeal of the class-certification ruling was denied in October 2009. A trial on liability and the methodology for computing class-wide damages is scheduled to commence in September 2010. It is possible that an adverse outcome could have a material adverse effect on the Company's financial condition and consolidated results of operations or cash flows. The Company is defending this litigation vigorously.

E. HOW CONTRACTS ARE SOLD

We have entered into a distribution agreement with our affiliate Hartford Securities Distribution Company, Inc. ("HSD") under which HSD serves as the principal underwriter for the Contracts, which are offered on a continuous basis. HSD is registered with the Securities and Exchange Commission under the 1934 Act as a broker-dealer and is a member of the Financial Industry Regulatory Authority (FINRA). The principal business address of HSD is the same as ours. Hartford Life Distributors, LLC, LLC, a subsidiary of Hartford Life Insurance Company, provides marketing support for us. Woodbury Financial Services, Inc. is another affiliated broker-dealer that sells this Contract.

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HSD has entered into selling agreements with affiliated and unaffiliated broker-dealers, and financial institutions ("Financial Intermediaries") for the sale of the Contracts. We pay compensation to HSD for sales of the Contracts by Financial Intermediaries. HSD, in its role as principal underwriter, did not retain any underwriting commissions for the fiscal year ended December 31, 2009. Contracts will be sold by individuals who have been appointed by us as insurance agents and who are registered representatives of Financial Intermediaries ("Registered Representatives").

A, B and I Share Contracts may be sold directly to the following individuals free of any commission: 1) our current or retired officers, directors, trustees and employees (and their families) and our corporate parent, affiliates and subsidiaries; and 2) employees and Registered Representatives of Financial Intermediaries. If applicable, we will credit the B Share Contract with a credit of 5.0% of the initial Deposit and each subsequent Deposit, if any. This additional percentage of Deposit in no way affects current or future charges, rights, benefits or account values of other Owners.

The financial advisory arrangement otherwise required in order to purchase I share Contracts shall not be applicable to Hartford's Personal Retirement Manager variable annuities bought by any of our current or retired officers, directors, trustees and employees or those of our corporate parent, affiliates and subsidiaries.

Subject to the internal eligibility requirements, employees of a Financial Intermediary; as well as our current or retired officers, directors, trustees and employees and those of our affiliates, subsidiaries and parent companies; may purchase class A share versions of this Contract and make additional Deposits therein without incurring a front-end sales charge.

This prospectus does not constitute personalized investment or financial planning advice or a recommendation to purchase this or any other variable annuity. We reserve the right to modify, suspend, or terminate these privileges at any time.

We list below types of arrangements that help to incentivize sales people to sell our suite of variable annuities. Not all arrangements necessarily affect each variable annuity. These types of arrangements could be viewed as creating conflicts of interest.

Financial Intermediaries receive commissions (described below under "Commissions"). Certain selected Financial Intermediaries also receive additional compensation (described below under "Additional Payments"). All or a portion of the payments we make to Financial Intermediaries may be passed on to Registered Representatives according to a Financial Intermediaries' internal compensation practices.

Affiliated broker-dealers also employ individuals called "wholesalers" in the sales process. Wholesalers typically receive commissions based on the type of Contract or optional benefits sold. Commissions are based on a specified amount of Deposits or Total Balance.

-   COMMISSIONS

Up front commissions paid to Financial Intermediaries generally range from 0% to up to 6.5% of each Deposit. Trail commissions (fees paid for customers that maintain their Contracts generally for more than 1 year) range up to 1% of your Total Balance. We pay no additional commissions with respect to assets moved from the Personal Pension Account to Sub-Accounts or the Fixed Accumulation Feature. We pay different commissions based on the Contract variation that you buy. We may pay a lower commission for sales to Owners over age 80.

Commission arrangements vary from one Financial Intermediary to another. We are not involved in determining your Registered Representative's compensation. Under certain circumstances, your Registered Representative may be required to return all or a portion of the commissions paid.

Check with your Registered Representative to verify whether your account is a brokerage or an advisory account. Your interests may differ from ours and your Registered Representative (or the Financial Intermediary with which they are associated). Please ask questions to make sure you understand your rights and any potential conflicts of interest. If you are an advisory client, your Registered Representative (or the Financial Intermediary with which they are associated) can be paid both by you and by us based on what you buy. Therefore, profits, and your Registered Representative's (or their Financial Intermediary's) compensation, may vary by product and over time. Contact an appropriate person at your Financial Intermediary with whom you can discuss these differences.

-   ADDITIONAL PAYMENTS

Subject to FINRA and Financial Intermediary rules, we (or our affiliates) also pay the following types of fees to among other things encourage the sale of this Contract. These additional payments could create an incentive for your Registered Representative, and the Financial Intermediary with which they are associated, to recommend products that pay them more than others, which may not necessarily be to your benefit.


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
ADDITIONAL
PAYMENT TYPE               WHAT IT'S USED FOR
-------------------------------------------------------------------------------------------------------------------------------
Access                     Access to Registered Representatives and/or Financial Intermediaries such as one-on-one wholesaler visits or attendance at national sales meetings or similar events.
Gifts & Entertainment      Occasional meals and entertainment, tickets to sporting events and other gifts.
Marketing                  Joint marketing campaigns and/or Financial Intermediary event advertising/participation; sponsorship of Financial Intermediary sales contests and/or promotions in which participants (including
                           Registered Representatives) receive prizes such as travel awards, merchandise and recognition;
                           client generation expenses.
Marketing Expense          Pay Fund related parties for wholesaler support, training and marketing activities for certain
Allowances                 Funds.
Support                    Sales support through such things as providing hardware and software, operational and systems integration, links to our website from a Financial Intermediary's websites; shareholder services
                           (including sub-accounting sponsorship of Financial Intermediary due diligence meetings; and/or expense allowances and reimbursements).
Training                   Educational (due diligence), sales or training seminars, conferences and programs, sales and service desk training, and/or client or prospect seminar sponsorships.
Visibility                 Inclusion of our products on a Financial Intermediary's "preferred list"; participation in, or visibility at, national and regional conferences; and/or articles in Financial Intermediary publications highlighting our products and services.
Volume                     Pay for the overall volume of their sales or the amount of money investing in our products.

As of December 31, 2009, we have entered into ongoing contractual arrangements to make Additional Payments to the following Financial Intermediaries for our entire suite of variable annuities: AIG Advisors Group, Inc., (FSC Securities Corporation, Royal Alliance Assoc., Inc., Sagepoint Financial), Allen & Company of Florida, Inc., AMTrust Investment Svcs Inc., Associated Securities Corp., Banc of America Investment Services Inc., Bancwest Investment Services, Inc., BBVA Compass Inv. Solutions, Inc., Cadaret, Grant & Co., Inc., Cambridge Investment Research Inc., Capital Analyst Inc., Centaurus Financial, Inc., CCO Investment Services Corp., Citigroup Global Markets, Inc., Colonial Brokerage, Inc., Comerica Securities, Inc., Commonwealth Financial Network, Compass Brokerage, Inc., Crown Capital Securities, LLP, Cuna Brokerage Services, Inc., Cuso Financial Services, LLP, Edward D. Jones & Co., LLP, Fifth Third Securities, Inc., First Allied Securities, Inc., First Citizens Investor Services, Inc., First Tennessee Brokerage Inc., Frost Brokerage Services, Inc., Great American Advisors, Inc., H. Beck, Inc., H.D. Vest Investment Services, Harbour Investments, Inc., Heim, Young & Associates, Inc., Huntington Investment Company, Infinex Investment, Inc., ING Advisors Network, (Financial Network Investment Corp., ING Financial Partners, Multi-Financial Securities Corp., Primevest Financial Services, Inc.,), Inter-Securities Inc., Investacorp, Inc., Investment Professionals, Inc., Investors Capital Corp., J.J.B. Hilliard, W.L. Lyons LLC, Janney Montgomery Scott, Inc., Key Investment Services, Lincoln Financial Advisors Corp., Lincoln Financial Securities Corp., Lincoln Investment Planning, LPL Financial Corporation, M&T Securities, Inc., Merrill Lynch Pierce Fenner & Smith, MML Investor Services Inc., Morgan Keegan & Company, Inc., Morgan Stanley Smith Barney, LLC, (various divisions and affiliates), Mutual Service Corporation, NatCity Investments, National Planning Holdings (Invest Financial Corp., Investment Centers of America, Inc., National Planning Corp., SII Investments, Inc.), Newbridge Securities Corp., NEXT Financial Group, Inc., NFP Securities, Inc., PNC Investments LLC, Prime Capital Services, Inc., Prospera Financial Services, Inc., Raymond James & Associates, Inc., Raymond James Financial Services, RBC Capital Markets., Robert W. Baird & Co. Inc., Rogan & Associates, Securities America, Inc., Sigma Financial Corporation, Sorrento Pacific Financial LLC, Summit Brokerage Services Inc., Sun Trust Investment Services, TFS Securities, Inc., The Investment Center, Inc., Thurston, Springer, Miller, Herd & Titak, Inc., Transamerica Financial Advisors, Inc., Triad Advisors, Inc., U.S. Bancorp Investments, Inc., UBOC Investment Services, Inc. (Union Bank of California, N.A.), UBS Financial Services, Inc., Uvest Financial Services Group Inc., Vanderbilt Securities, LLC, Wachovia Securities, LLC (various divisions), Waterstone Financial Group, Wells Fargo Advisors LLC (various divisions), Wells Fargo Investments LLC, WaMu Investments, Inc., Woodbury Financial Services, Inc. (an affiliate of ours).

Inclusion on this list does not imply that these sums necessarily constitute "special cash compensation" as defined by FINRA Conduct Rule 2830(l)(4). We will endeavor to update this listing annually and interim arrangements may not be reflected. We assume no duty to notify any investor whether their Registered Representative is or should be included in any such listing.

As of December 31, 2009, we have entered into arrangements to pay Marketing Expense Allowances to the following Fund Companies (or affiliated parties) for our entire suite of variable annuities: AIM Advisors, Inc., AllianceBernstein Variable Products Series Funds & Alliance Bernstein Investment Research and Management, Inc., American Variable Insurance Series & Capital Research and Management Company, Franklin Templeton Services, LLC, Oppenheimer Variable Account Funds & Oppenheimer Funds Distributor, Inc., Putnam Retail Management Limited Partnership. Marketing Expense Allowances may vary based on the form of

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                                                                          49

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Contract sold and the age of the purchaser. We will endeavor to update this listing annually and interim arrangements may not be reflected. We assume no duty to notify you whether any Financial Intermediary is or should be included in any such listing. You are encouraged to review the prospectus for each Fund for any other compensation arrangements pertaining to the distribution of Fund shares.

For the fiscal year ended December 31, 2009, Additional Payments did not in the aggregate exceed approximately $36.4 million (excluding corporate-sponsorship related perquisites and Marketing Expense Allowances) or approximately 0.05% of average total individual variable annuity assets. Marketing Expense Allowances for this period did not exceed $2.3 million or approximately 0.25% of the Premium Payments invested in a particular Fund during this period. Financial Intermediaries that received Additional Payments in 2009, but do not have an ongoing contractual relationship, are listed in the Statement of Additional Information.

Financial Intermediaries that received Additional Payments in 2009, but do not have an ongoing contractual relationship, are listed in the Statement of Additional Information.

7. FEDERAL TAX CONSIDERATIONS

A. INTRODUCTION

The following summary of tax rules does not provide or constitute any tax advice. It provides only a general discussion of certain of the expected federal income tax consequences with respect to amounts contributed to, invested in or received from a Contract, based on our understanding of the existing provisions of the Internal Revenue Code ("Code"), Treasury Regulations thereunder, and public interpretations thereof by the IRS (e.g., Revenue Rulings, Revenue Procedures or Notices) or by published court decisions. This summary discusses only certain federal income tax consequences to United States Persons, and does not discuss state, local or foreign tax consequences. The term United States Persons means citizens or residents of the United States, domestic corporations, domestic partnerships, trust or estates that are subject to United States federal income tax, regardless of the source of their income. See "Annuity Purchases by Nonresident Aliens and Foreign Corporations," regarding annuity purchases by non-U.S. Persons or residents.

This summary has been prepared by us after consultation with tax counsel, but no opinion of tax counsel has been obtained. We do not make any guarantee or representation regarding any tax status (e.g., federal, state, local or foreign) of any Contract or any transaction involving a Contract. In addition, there is always a possibility that the tax treatment of an annuity contract could change by legislation or other means (such as regulations, rulings or judicial decisions). Moreover, it is always possible that any such change in tax treatment could be made retroactive (that is, made effective prior to the date of the change). Accordingly, you should consult a qualified tax adviser for complete information and advice before purchasing a Contract.

In addition, although this discussion addresses certain tax consequences if you use the Contract in various arrangements, including Charitable Remainder Trusts, tax-qualified retirement arrangements, deferred compensation plans, split-dollar insurance arrangements, or other employee benefit arrangements, this discussion is not exhaustive. The tax consequences of any such arrangement may vary depending on the particular facts and circumstances of each individual arrangement and whether the arrangement satisfies certain tax qualification or classification requirements. In addition, the tax rules affecting such an arrangement may have changed recently, e.g., by legislation or regulations that affect compensatory or employee benefit arrangements. Therefore, if you are contemplating the use of a Contract in any arrangement the value of which to you depends in part on its tax consequences, you should consult a qualified tax adviser regarding the tax treatment of the proposed arrangement and of any Contract used in it.

Pursuant to Section 3 of the federal Defense of Marriage Act ("DOMA"), same-sex marriages currently are not recognized for purposes of federal law. Therefore, the favorable income-deferral options afforded by federal tax law to an opposite-sex spouse under Internal Revenue Code sections 72(s) and 401(a)(9) are currently NOT available to a same-sex spouse. Same-sex spouses who own or are considering the purchase of annuity products that provide benefits based upon status as a spouse should consult a tax advisor. To the extent that an annuity contract or certificate accords to spouses other rights or benefits that are not affected by DOMA, same-sex spouses remain entitled to such rights or benefits to the same extent as any annuity holder's spouse.

The federal, as well as state and local, tax laws and regulations require the Company to report certain transactions with respect to Your contract (such as an exchange of or a distribution from the contract) to the Internal Revenue Service and state and local tax authorities, and generally to provide You with a copy of what was reported. This copy is not intended to supplant Your own records. It is Your responsibility to ensure that what You report to the Internal Revenue Service and other relevant taxing authorities on your income tax returns is accurate based on Your books and records. You should review whatever is reported to the taxing authorities by the Company against your own records, and in consultation with your own tax advisor, and should notify the Company if You find any discrepancies in case corrections have to be made.

THE DISCUSSION SET FORTH BELOW IS INCLUDED FOR GENERAL PURPOSES ONLY. SPECIAL TAX RULES MAY APPLY WITH RESPECT TO CERTAIN SITUATIONS THAT ARE NOT DISCUSSED HEREIN. EACH POTENTIAL PURCHASER OF A CONTRACT IS ADVISED TO CONSULT WITH A QUALIFIED TAX ADVISER AS TO THE

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CONSEQUENCES OF ANY AMOUNTS INVESTED IN A CONTRACT UNDER APPLICABLE FEDERAL,
STATE, LOCAL OR FOREIGN TAX LAW.

B. TAXATION OF THE COMPANY AND THE SEPARATE ACCOUNT

The Separate Account is taxed as part of the Company which is taxed as a life insurance company under Subchapter L of Chapter 1 of the Code. Accordingly, the Separate Account will not be taxed as a "regulated investment company" under Subchapter M of Chapter 1 of the Code. Investment income and any realized capital gains on assets of the Separate Account are reinvested and taken into account in determining the value of the Accumulation and Annuity Units. As a result, such investment income and realized capital gains are automatically applied to increase reserves under the Contract.

Currently, no taxes are due on interest, dividends and short-term or long-term capital gain earned by the Separate Account with respect to the Contracts. The Company is entitled to certain tax benefits related to the investment of company assets, including assets of the Separate Account. These tax benefits, which may include the foreign tax credit and the corporate dividends received deduction, are not passed back to you since the Company is the owner of the assets from which the tax benefits are derived.

C. TAXATION OF ANNUITIES - GENERAL PROVISIONS AFFECTING CONTRACTS NOT HELD IN TAX-QUALIFIED RETIREMENT PLANS

Section 72 of the Code governs the taxation of annuities in general.

    1.   NON-NATURAL PERSONS AS OWNERS

Pursuant to Code Section 72(u), an annuity contract held by a taxpayer other than a natural person generally is not treated as an annuity contract under the Code. Instead, such a non-natural Contract Owner generally could be required to include in gross income currently for each taxable year the excess of (a) the sum of the Contract Value as of the close of the taxable year and all previous distributions under the Contract over (b) the sum of net premiums paid for the taxable year and any prior taxable year and the amount includable in gross income for any prior taxable year with respect to the Contract under Section 72(u). However, Section 72(u) does not apply to:

- A contract the nominal owner of which is a non-natural person but the beneficial owner of which is a natural person (e.g., where the non-natural owner holds the contract as an agent for the natural person),

- A contract acquired by the estate of a decedent by reason of such decedent's death,

- Certain contracts acquired with respect to tax-qualified retirement arrangements,

- Certain contracts held in structured settlement arrangements that may qualify under Code Section 130, or

- A single premium immediate annuity contract under Code Section 72(u)(4), which provides for substantially equal periodic payments and an annuity starting date that is no later than 1 year from the date of the contract's purchase.

A non-natural Contract Owner that is a tax-exempt entity for federal tax purposes (e.g., a tax-qualified retirement trust or a Charitable Remainder Trust) generally would not be subject to federal income tax as a result of such current gross income under Code Section 72(u). However, such a tax-exempt entity, or any annuity contract that it holds, may need to satisfy certain tax requirements in order to maintain its qualification for such favorable tax treatment. See, e.g., IRS Tech. Adv. Memo. 9825001 for certain Charitable Remainder Trusts.

Pursuant to Code Section 72(s), if the Contract Owner is a non-natural person, the primary annuitant is treated as the "holder" in applying the required distribution rules described below. These rules require that certain distributions be made upon the death of a "holder." In addition, for a non-natural owner, a change in the primary annuitant is treated as the death of the "holder." However, the provisions of Code Section 72(s) do not apply to certain contracts held in tax-qualified retirement arrangements or structured settlement arrangements.

    2.   OTHER CONTRACT OWNERS (NATURAL PERSONS).

A Contract Owner is not taxed on increases in the value of the Contract until an amount is received or deemed received, e.g., in the form of a lump sum payment (full or partial value of a Contract) or as Annuity payments under the settlement option elected.

The provisions of Section 72 of the Code concerning distributions are summarized briefly below. Also summarized are special rules affecting distributions from Contracts obtained in a tax-free exchange for other annuity contracts or life insurance contracts which were purchased prior to August 14, 1982.

       a.   DISTRIBUTIONS PRIOR TO THE ANNUITY COMMENCEMENT DATE.

i. Total premium payments less amounts received which were not includable in gross income equal the "investment in the contract" under Section 72 of the Code.

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ii.  To the extent that the value of the Contract (ignoring any surrender charges except on a full surrender) exceeds the "investment in the contract," such excess constitutes the "income on the contract." It is unclear what value should be used in determining the "income on the contract." We believe that the current Contract Value (determined without regard to surrender charges) generally is an appropriate measure. However, in some instances the IRS could take the position that the value should be the current Contract Value (determined without regard to surrender charges) increased by some measure of the value of certain future cash-value type benefits.

iii. Any amount received or deemed received prior to the Annuity Commencement Date (e.g., upon a withdrawal or partial surrender) is deemed to come first from any such "income on the contract" and then from "investment in the contract," and for these purposes such "income on the contract" shall be computed by reference to any aggregation rule in subparagraph 2.c. below. As a result, any such amount received or deemed received (1) shall be includable in gross income to the extent that such amount does not exceed any such "income on the contract," and (2) shall not be includable in gross income to the extent that such amount does exceed any such "income on the contract." If at the time that any amount is received or deemed received there is no "income on the contract" (e.g., because the gross value of the Contract does not exceed the "investment in the contract" and no aggregation rule applies), then such amount received or deemed received will not be includable in gross income, and will simply reduce the "investment in the contract."

iv. The receipt of any amount as a loan under the Contract or the assignment or pledge of any portion of the value of the Contract shall be treated as an amount received for purposes of this subparagraph a. and the next subparagraph b.

v. In general, the transfer of the Contract, without full and adequate consideration, will be treated as an amount received for purposes of this subparagraph a. and the next subparagraph b. This transfer rule does not apply, however, to certain transfers of property between Spouses or incident to divorce.

vi. In general, any amount actually received under the Contract as a Death Benefit, including an optional Death Benefit, if any, will be treated as an amount received for purposes of this subparagraph a. and the next subparagraph b.

       b.  DISTRIBUTIONS AFTER ANNUITY COMMENCEMENT DATE.

Annuity payments made periodically after the Annuity Commencement Date are includable in gross income to the extent the payments exceed the amount determined by the application of the ratio of the "investment in the contract" to the total amount of the payments to be made after the Annuity Commencement Date (the "exclusion ratio").

i. When the total of amounts excluded from income by application of the exclusion ratio is equal to the investment in the contract as of the Annuity Commencement Date, any additional payments (including surrenders) will be entirely includable in gross income.

ii. If the annuity payments cease by reason of the death of the Annuitant and, as of the date of death, the amount of annuity payments excluded from gross income by the exclusion ratio does not exceed the investment in the contract as of the Annuity Commencement Date, then the remaining portion of unrecovered investment shall be allowed as a deduction for the last taxable year of the Annuitant.

iii. Generally, non-periodic amounts received or deemed received after the Annuity Commencement Date are not entitled to any exclusion ratio and shall be fully includable in gross income. However, upon a full surrender after such date, only the excess of the amount received (after any surrender charge) over the remaining "investment in the contract" shall be includable in gross income (except to the extent that the aggregation rule referred to in the next subparagraph c. may apply).

iv. When annuitization of the Personal Pension Account has occurred, your Benefit Balance will be calculated by using an actuarial present value formula.

       c.   AGGREGATION OF TWO OR MORE ANNUITY CONTRACTS.

Contracts issued after October 21, 1988 by the same insurer (or affiliated insurer) to the same owner within the same calendar year (other than certain contracts held in connection with tax-qualified retirement arrangements) will be aggregated and treated as one annuity contract for the purpose of determining the taxation of distributions prior to the Annuity Commencement Date. An annuity contract received in a tax-free exchange for another annuity contract or life insurance contract may be treated as a new contract for this purpose. We believe that for any Contracts subject to such aggregation, the values under the Contracts and the investment in the contracts will be added together to determine the taxation under subparagraph 2.a., above, of amounts received or deemed received prior to the Annuity Commencement Date. Withdrawals will be treated first as withdrawals of income until all of the income from all such Contracts is withdrawn. In addition, the Treasury Department has specific authority under the aggregation rules in Code Section 72(e)(12) to issue regulations to prevent the avoidance of the income-out-first rules for non-periodic distributions through the serial purchase of annuity contracts or otherwise. As of the date of this prospectus, there are no regulations interpreting these aggregation provisions.

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       d.  10% PENALTY TAX - APPLICABLE TO CERTAIN WITHDRAWALS AND ANNUITY
           PAYMENTS.

i. If any amount is received or deemed received on the Contract (before or after the Annuity Commencement Date), the Code applies a penalty tax equal to ten percent of the portion of the amount includable in gross income, unless an exception applies.

ii.  The 10% penalty tax will not apply to the following distributions:

       1. Distributions made on or after the date the recipient has attained the age of 59 1/2.

       2. Distributions made on or after the death of the holder or where the holder is not an individual, the death of the primary annuitant.

       3.   Distributions attributable to a recipient becoming disabled.

       4. A distribution that is part of a scheduled series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the recipient (or the joint lives or life expectancies of the recipient and the recipient's designated Beneficiary).

       5. Distributions made under certain annuities issued in connection with structured settlement agreements.

       6. Distributions of amounts which are allocable to the "investment in the contract" prior to August 14, 1982 (see next subparagraph e.).

       7. Distributions purchased by an employer upon termination of certain qualified plans and held by the employer until the employee separates from service.

If the taxpayer avoids this 10% penalty tax by qualifying for the substantially equal periodic payments exception and later such series of payments is modified (other than by death or disability), the 10% penalty tax will be applied retroactively to all the prior periodic payments (i.e., penalty tax plus interest thereon), unless such modification is made after both (a) the taxpayer has reached age 59 1/2 and (b) 5 years have elapsed since the first of these periodic payments.

       e. SPECIAL PROVISIONS AFFECTING CONTRACTS OBTAINED THROUGH A TAX-FREE EXCHANGE OF OTHER ANNUITY OR LIFE INSURANCE CONTRACTS PURCHASED PRIOR TO AUGUST 14, 1982.

If the Contract was obtained by a tax-free exchange of a life insurance or annuity Contract purchased prior to August 14, 1982, then any amount received or deemed received prior to the Annuity Commencement Date shall be deemed to come
(1) first from the amount of the "investment in the contract" prior to August 14, 1982 ("pre-8/14/82 investment") carried over from the prior Contract, (2) then from the portion of the "income on the contract" (carried over to, as well as accumulating in, the successor Contract) that is attributable to such pre-8/14/82 investment, (3) then from the remaining "income on the contract" and
(4) last from the remaining "investment in the contract." As a result, to the extent that such amount received or deemed received does not exceed such pre-8/14/82 investment, such amount is not includable in gross income. In addition, to the extent that such amount received or deemed received does not exceed the sum of (a) such pre-8/14/82 investment and (b) the "income on the contract" attributable thereto, such amount is not subject to the 10% penalty tax. In all other respects, amounts received or deemed received from such post-exchange Contracts are generally subject to the rules described in this subparagraph e.

       f.   REQUIRED DISTRIBUTIONS

i.   Death of Contract Owner or Primary Annuitant

      Subject to the alternative election or Spouse beneficiary provisions in ii or iii below:

       1. If any Contract Owner dies on or after the Annuity Commencement Date and before the entire interest in the Contract has been distributed, the remaining portion of such interest shall be distributed at least as rapidly as under the method of distribution being used as of the date of such death;

       2. If any Contract Owner dies before the Annuity Commencement Date, the entire interest in the Contract shall be distributed within 5 years after such death; and

       3. If the Contract Owner is not an individual, then for purposes of 1. or 2. above, the primary annuitant under the Contract shall be treated as the Contract Owner, and any change in the primary annuitant shall be treated as the death of the Contract Owner. The primary annuitant is the individual, the events in the life of whom are of primary importance in affecting the timing or amount of the payout under the Contract.

ii.  Alternative Election to Satisfy Distribution Requirements

      If any portion of the interest of a Contract Owner described in i. above is payable to or for the benefit of a designated beneficiary, such beneficiary may elect to have the portion distributed over a period that does not extend beyond the life or life expectancy of the beneficiary. Such distributions must begin within a year of the Contract Owner's death.

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iii.  Spouse Beneficiary

      If any portion of the interest of a Contract Owner is payable to or for the benefit of his or her Spouse, and the Annuitant or Contingent Annuitant is living, such Spouse shall be treated as the Contract Owner of such portion for purposes of section i. above. This Spousal Contract continuation shall apply only once for this Contract.

iv.  Civil Union or Domestic Partner

      Upon the death of the Contract Owner prior to the Annuity Commencement Date, if the designated beneficiary is the surviving civil union or domestic partner of the Contract Owner pursuant to a civil union or domestic partnership recognized under state law, then such designated beneficiary's right to continue the Contract as the succeeding Contract Owner will be contingent, among other things, upon the treatment of such designated beneficiary as the spouse of the Contract Owner under Code
      Section 72(s) (or any successor provision). Currently, Federal tax law only recognizes spouses if they are married individuals of the opposite sex. Consequently, such designated beneficiary who is not recognized as a "spouse" under Federal tax law will not be able to continue the Contract and the entire interest in the Contract must be distributed within five years of the Contract Owner's death or under the Alternative Election.

       g.   ADDITION OF RIDER OR MATERIAL CHANGE.

The addition of a rider to the Contract, or a material change in the Contract's provisions, could cause it to be considered newly issued or entered into for tax purposes, and thus could cause the Contract to lose certain grandfathered tax status. Please contact your tax adviser for more information.

       h.  PARTIAL EXCHANGES.

The IRS in Rev. Rul. 2003-76 confirmed that the owner of an annuity contract can direct its insurer to transfer a portion of the contract's cash value directly to another annuity contract (issued by the same insurer or by a different insurer), and such a direct transfer can qualify for tax-free exchange treatment under Code Section 1035 (a "partial exchange"). However, Rev. Rul. 2003-76 also refers to caveats and additional guidance in the companion Notice 2003-51, which discusses cases in which a partial exchange is followed by a surrender, withdrawal or other distribution from either the old contract or the new contract. Notice 2003-51 specifically indicates that the IRS is considering (1) under what circumstances it should treat a partial exchange followed by such a distribution within 24 months as presumptively for "tax avoidance" purposes (e.g., to avoid the income-out-first rules on amounts received under Code
Section 72) and (2) what circumstances it should treat as rebutting such a presumption (e.g., death, disability, reaching age 59 1/2, divorce or loss of employment). Notice 2003-51 was superseded by Revenue Procedure 2008-24, effective for partial exchanges completed on or after June 30, 2008. Partial exchanges completed on or after this date will qualify for tax free treatment if: (1) no amounts are withdrawn from, or received in surrender of, either of the contracts involved in the exchange during the 12 months beginning on the date on which amounts are treated as received as premiums or other consideration paid for the contract received in the exchange (the date of transfer); or (2) the taxpayer demonstrates that certain conditions (e.g., death, disability, reaching age 59 1/2, divorce, loss of employment) occurred between the date of transfer and the date of the withdrawal or surrender. A transfer within the scope of the revenue procedure, but not treated as a tax-free exchange, will be treated as a taxable distribution, followed by a payment for a second contract. Two annuity contracts that are the subject of a tax-free exchange pursuant to the revenue procedure will not be aggregated, even if issued by the same insurance company. We advise you to consult with a qualified tax adviser as to potential tax consequences before attempting any partial exchange.

The applicability of the IRS's partial exchange guidance to the splitting of an annuity contract is not clear. You should consult with a tax adviser if you plan to split an annuity contract as part of an exchange of annuity contracts.

    3.   DIVERSIFICATION REQUIREMENTS.

The Code requires that investments supporting your Contract be adequately diversified. Code Section 817(h) provides that a variable annuity contract will not be treated as an annuity contract for any period during which the investments made by the separate account or Fund are not adequately diversified. If a contract is not treated as an annuity contract, the contract owner will be subject to income tax on annual increases in cash value.

The Treasury Department's diversification regulations under Code Section 817(h) require, among other things, that:

- no more than 55% of the value of the total assets of the segregated asset account underlying a variable contract is represented by any one investment,

-   no more than 70% is represented by any two investments,

-   no more than 80% is represented by any three investments and

-   no more than 90% is represented by any four investments.

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In determining whether the diversification standards are met, all securities of the same issuer, all interests in the same real property project, and all interests in the same commodity are each treated as a single investment. In the case of government securities, each government agency or instrumentality is treated as a separate issuer.

A separate account must be in compliance with the diversification standards on the last day of each calendar quarter or within 30 days after the quarter ends. If an insurance company inadvertently fails to meet the diversification requirements, the company may still comply within a reasonable period and avoid the taxation of contract income on an ongoing basis. However, either the insurer or the contract owner must agree to make adjustments or pay such amounts as may be required by the IRS for the period during which the diversification requirements were not met.

Fund shares may also be sold to tax-qualified plans pursuant to an exemptive order and applicable tax laws. If Fund shares are sold to non-qualified plans, or to tax-qualified plans that later lose their tax-qualified status, the affected Funds may fail the diversification requirements of Code Section 817(h), which could have adverse tax consequences for Contract Owners with premiums allocated to affected Funds. In order to prevent a Fund diversification failure from such an occurrence, the Company obtained a private letter ruling ("PLR") from the IRS. As long as the Funds comply with certain terms and conditions contained in the PLR, Fund diversification will not be prevented if purported tax-qualified plans invest in the Funds. The Company and the Funds will monitor the Funds' compliance with the terms and conditions contained in the PLR.

    4.   TAX OWNERSHIP OF THE ASSETS IN THE SEPARATE ACCOUNT.

In order for a variable annuity contract to qualify for tax income deferral, assets in the separate account supporting the contract must be considered to be owned by the insurance company, and not by the contract owner, for tax purposes. The IRS has stated in published rulings that a variable contract owner will be considered the "owner" of separate account assets for income tax purposes if the contract owner possesses sufficient incidents of ownership in those assets, such as the ability to exercise investment control over the assets. In circumstances where the variable contract owner is treated as the "tax owner" of certain separate account assets, income and gain from such assets would be includable in the variable contract owner's gross income. The Treasury Department indicated in 1986 that it would provide guidance on the extent to which contract owners may direct their investments to particular Sub-Accounts without being treated as tax owners of the underlying shares. Although no such regulations have been issued to date, the IRS has issued a number of rulings that indicate that this issue remains subject to a facts and circumstances test for both variable annuity and life insurance contracts.

Rev. Rul. 2003-92, amplified by Rev. Rul. 2007-7, indicates that, where interests in a partnership offered in an insurer's separate account are not available exclusively through the purchase of a variable insurance contract (e.g., where such interests can be purchased directly by the general public or others without going through such a variable contract), such "public availability" means that such interests should be treated as owned directly by the contract owner (and not by the insurer) for tax purposes, as if such contract owner had chosen instead to purchase such interests directly (without going through the variable contract). None of the shares or other interests in the fund choices offered in our Separate Account for your Contract are available for purchase except through an insurer's variable contracts or by other permitted entities.

Rev. Rul. 2003-91 indicates that an insurer could provide as many as 20 fund choices for its variable contract owners (each with a general investment strategy, e.g., a small company stock fund or a special industry fund) under certain circumstances, without causing such a contract owner to be treated as the tax owner of any of the Fund assets. The ruling does not specify the number of fund options, if any, that might prevent a variable contract owner from receiving favorable tax treatment. As a result, although the owner of a Contract has more than 20 fund choices, we believe that any owner of a Contract also should receive the same favorable tax treatment. However, there is necessarily some uncertainty here as long as the IRS continues to use a facts and circumstances test for investor control and other tax ownership issues. Therefore, we reserve the right to modify the Contract as necessary to prevent you from being treated as the tax owner of any underlying assets.

    5. CERTAIN TAX CONSIDERATIONS FOR FULL OR PARTIAL SETTLEMENT PAYMENTS FROM THE PERSONAL PENSION ACCOUNT BEFORE AND AFTER THE ANNUITY COMMENCEMENT DATE.

Because the IRS has published no guidance on the tax treatment of contracts with features resembling the Personal Pension Account arrangement, there is necessarily some uncertainty as to how an annuity contract with a Personal Pension Account will be treated for tax purposes and we advise you to consult with a qualified tax adviser concerning such tax treatment before you deposit amounts into the Personal Pension Account. With respect to the Personal Pension Account, the Company plans to report any payments under a settlement of the Personal Pension Account before the Annuity Commencement Date as amounts not received as an annuity coming first from "income on the contract" (previously described in subparagraph 2.a) based on a computation of "income on the contract" for the entire Contract. After the Annuity Commencement Date, the Company plans to report any continuing periodic settlement payments as amounts received as an annuity to which a portion of the "investment in the contract" (discussed in subparagraph 2.b) has been allocated consistent with Treas. Reg.
Section 1.72-6(b).


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D.  FEDERAL INCOME TAX WITHHOLDING

The portion of an amount received under a Contract that is taxable gross income to the Payee is also subject to federal income tax withholding, pursuant to Code
Section 3405, which requires the following:

    1. Non-Periodic Distributions. The portion of a non-periodic distribution that is includable in gross income is subject to federal income tax withholding unless an individual elects not to have such tax withheld ("election out"). We will provide such an "election out" form at the time such a distribution is requested. If the necessary "election out" form is not submitted to us in a timely manner, generally we are required to withhold 10 percent of the includable amount of distribution and remit it to the IRS.

    2. Periodic Distributions (payable over a period greater than one year). The portion of a periodic distribution that is includable in gross income is generally subject to federal income tax withholding as if the Payee were a married individual claiming 3 exemptions, unless the individual elects otherwise. An individual generally may elect out of such withholding, or elect to have income tax withheld at a different rate, by providing a completed election form. We will provide such an election form at the time such a distribution is requested. If the necessary "election out" forms are not submitted to us in a timely manner, we are required to withhold tax as if the recipient were married claiming 3 exemptions, and remit this amount to the IRS.

Generally no "election out" is permitted if the distribution is delivered outside the United States and any possession of the United States. Regardless of any "election out" (or any amount of tax actually withheld) on an amount received from a Contract, the Payee is generally liable for any failure to pay the full amount of tax due on the includable portion of such amount received. A Payee also may be required to pay penalties under estimated income tax rules, if the withholding and estimated tax payments are insufficient to satisfy the Payee's total tax liability.

E. GENERAL PROVISIONS AFFECTING QUALIFIED RETIREMENT PLANS

The Contract may be used for a number of qualified retirement plans. If the Contract is being purchased with respect to some form of qualified retirement plan, please refer to the section entitled "Information Regarding Tax-Qualified Retirement Plans" for information relative to the types of plans for which it may be used and the general explanation of the tax features of such plans.

F. ANNUITY PURCHASES BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS

The discussion above provides general information regarding U.S. federal income tax consequences to annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal income tax and mandatory withholding on U.S. source taxable annuity distributions at a 30% rate, unless a lower treaty rate applies and any required tax forms are submitted to us. If withholding applies, we are required to withhold tax at the 30% rate, or a lower treaty rate if applicable, and remit it to the IRS. In addition, purchasers may be subject to state premium tax, other state and/or municipal taxes, and taxes that may be imposed by the purchaser's country of citizenship or residence.

G. ESTATE, GIFT AND GENERATION-SKIPPING TAX AND RELATED TAX CONSIDERATIONS

Any amount payable upon a Contract Owner's death, whether before or after the Annuity Commencement Date, is generally includable in the Contract Owner's estate for federal estate tax purposes. Similarly, prior to the Contract Owner's death, the payment of any amount from the Contract, or the transfer of any interest in the Contract, to a beneficiary or other person for less than adequate consideration may have federal gift tax consequences. In addition, any transfer to, or designation of, a non-Spouse beneficiary who either is (1) 37 1/2 or more years younger than a Contract Owner or (2) a grandchild (or more remote further descendent) of a Contract Owner may have federal generation-skipping-transfer ("GST") tax consequences under Code Section 2601. Regulations under Code Section 2662 may require us to deduct any such GST tax from your Contract, or from any applicable payment, and pay it directly to the IRS. However, any federal estate, gift or GST tax payment with respect to a Contract could produce an offsetting income tax deduction for a beneficiary or transferee under Code Section 691(c) (partially offsetting such federal estate or GST tax) or a basis increase for a beneficiary or transferee under Code
Section 691(c) or Section 1015(d). In addition, as indicated above in "Distributions Prior to the Annuity Commencement Date," the transfer of a Contract for less than adequate consideration during the Contract Owner's lifetime generally is treated as producing an amount received by such Contract Owner that is subject to both income tax and the 10% penalty tax. To the extent that such an amount deemed received causes an amount to be includable currently in such Contract Owner's gross income, this same income amount could produce a corresponding increase in such Contract Owner's tax basis for such Contract that is carried over to the transferee's tax basis for such Contract under Code
Section 72(e)(4)(C)(iii) and Section 1015.

H. TAX DISCLOSURE OBLIGATIONS

In some instances certain transactions must be disclosed to the IRS or penalties could apply. See, for example, IRS Notice 2004-67. The Code also requires certain "material advisers" to maintain a list of persons participating in such "reportable transactions," which list must be furnished to the IRS upon request. It is possible that such disclosures could be required by Hartford The Company, the Owner(s) or other persons involved in transactions involving annuity contracts. It is the responsibility of each party, in consultation with their tax and legal advisers, to determine whether the particular facts and circumstances warrant such disclosures.

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INFORMATION REGARDING TAX-QUALIFIED RETIREMENT PLANS

This summary does not attempt to provide more than general information about the federal income tax rules associated with use of a Contract by a tax-qualified retirement plan. State income tax rules applicable to tax-qualified retirement plans often differ from federal income tax rules, and this summary does not describe any of these differences. Because of the complexity of the tax rules, owners, participants and beneficiaries are encouraged to consult their own tax advisors as to specific tax consequences.

The Contracts are available to a variety of tax-qualified retirement plans and arrangements (a "Qualified Plan" or "Plan"). Tax restrictions and consequences for Contracts or accounts under each type of Qualified Plan differ from each other and from those for Non-Qualified Contracts. In addition, individual Qualified Plans may have terms and conditions that impose additional rules. Therefore, no attempt is made herein to provide more than general information about the use of the Contract with the various types of Qualified Plans. Participants under such Qualified Plans, as well as Contract Owners, annuitants and beneficiaries, are cautioned that the rights of any person to any benefits under such Qualified Plans may be subject to terms and conditions of the Plans themselves or limited by applicable law, regardless of the terms and conditions of the Contract issued in connection therewith. Qualified Plans generally provide for the tax deferral of income regardless of whether the Qualified Plan invests in an annuity or other investment. You should consider if the Contract is a suitable investment if you are investing through a Qualified Plan.

THE FOLLOWING IS ONLY A GENERAL DISCUSSION ABOUT TYPES OF QUALIFIED PLANS FOR WHICH THE CONTRACTS MAY BE AVAILABLE. WE ARE NOT THE PLAN ADMINISTRATOR FOR ANY QUALIFIED PLAN. THE PLAN ADMINISTRATOR OR CUSTODIAN, WHICHEVER IS APPLICABLE, (BUT NOT US) IS RESPONSIBLE FOR ALL PLAN ADMINISTRATIVE DUTIES INCLUDING, BUT NOT LIMITED TO, NOTIFICATION OF DISTRIBUTION OPTIONS, DISBURSEMENT OF PLAN BENEFITS, HANDLING ANY PROCESSING AND ADMINISTRATION OF QUALIFIED PLAN LOANS, COMPLIANCE WITH REGULATORY REQUIREMENTS AND FEDERAL AND STATE TAX REPORTING OF INCOME/DISTRIBUTIONS FROM THE PLAN TO PLAN PARTICIPANTS AND, IF APPLICABLE, BENEFICIARIES OF PLAN PARTICIPANTS AND IRA CONTRIBUTIONS FROM PLAN PARTICIPANTS. OUR ADMINISTRATIVE DUTIES ARE LIMITED TO ADMINISTRATION OF THE CONTRACT AND ANY DISBURSEMENTS OF ANY CONTRACT BENEFITS TO THE OWNER, ANNUITANT OR BENEFICIARY OF THE CONTRACT, AS APPLICABLE. OUR TAX REPORTING RESPONSIBILITY IS LIMITED TO FEDERAL AND STATE TAX REPORTING OF INCOME/DISTRIBUTIONS TO THE APPLICABLE PAYEE AND IRA CONTRIBUTIONS FROM THE OWNER OF A CONTRACT, AS RECORDED ON OUR BOOKS AND RECORDS. IF YOU ARE PURCHASING A CONTRACT THROUGH A QUALIFIED PLAN, YOU SHOULD CONSULT WITH YOUR PLAN ADMINISTRATOR AND/OR A QUALIFIED TAX ADVISER. YOU ALSO SHOULD CONSULT WITH A QUALIFIED TAX ADVISER AND/OR PLAN ADMINISTRATOR BEFORE YOU WITHDRAW ANY PORTION OF YOUR CONTRACT VALUE.

The tax rules applicable to Qualified Contracts and Qualified Plans, including restrictions on contributions and distributions, taxation of distributions and tax penalties, vary according to the type of Qualified Plan, as well as the terms and conditions of the Plan itself. Various tax penalties may apply to contributions in excess of specified limits, plan distributions (including loans) that do not comply with specified limits, and certain other transactions relating to such Plans. Accordingly, this summary provides only general information about the tax rules associated with use of a Qualified Contract in such a Qualified Plan. In addition, some Qualified Plans are subject to distribution and other requirements that are not incorporated into our administrative procedures. Owners, participants, and beneficiaries are responsible for determining that contributions, distributions and other transactions comply with applicable tax (and non-tax) law and any applicable Qualified Plan terms. Because of the complexity of these rules, Owners, participants and beneficiaries are advised to consult with a qualified tax adviser as to specific tax consequences.

We do not currently offer the Contracts in connection with all of the types of Qualified Plans discussed below, and may not offer the Contracts for all types of Qualified Plans in the future.

1. INDIVIDUAL RETIREMENT ANNUITIES ("IRAS").

In addition to "traditional" IRAs governed by Code Sections 408(a) and (b) ("Traditional IRAs"), there are Roth IRAs governed by Code Section 408A, SEP IRAs governed by Code Section 408(k), and SIMPLE IRAs governed by Code Section 408(p). Also, Qualified Plans under Code Section 401, 403(b) or 457(b) may elect to provide for a separate account or annuity contract that accepts after-tax employee contributions and is treated as a "Deemed IRA" under Code Section 408(q), which is generally subject to the same rules and limitations as Traditional IRAs. Contributions to each of these types of IRAs are subject to differing limitations. The following is a very general description of each type of IRA for which a Contract is available.

    a.   TRADITIONAL IRAS

Traditional IRAs are subject to limits on the amounts that may be contributed each year, the persons who may be eligible, and the time when minimum distributions must begin. Depending upon the circumstances of the individual, contributions to a Traditional IRA may be made on a deductible or non-deductible basis. Failure to make required minimum distributions ("RMDs") when the Owner reaches age 70 1/2 or dies, as described below, may result in imposition of a 50% penalty tax on any excess of the RMD amount over the amount actually distributed. In addition, any amount received before the Owner reaches age 59 1/2 or dies is subject to a 10% penalty tax on premature distributions, unless a special exception applies, as described below. Under Code Section 408(e), an IRA may not be used for borrowing (or as security for any loan) or in certain prohibited transactions, and such a transaction could lead to the complete tax disqualification of an IRA.

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You (or your surviving spouse if you die) may rollover funds tax-free from certain existing Qualified Plans (such as proceeds from existing insurance contracts, annuity contracts or securities) into a Traditional IRA under certain circumstances, as indicated below. However, mandatory tax withholding of 20% may apply to any eligible rollover distribution from certain types of Qualified Plans if the distribution is not transferred directly to the Traditional IRA. In addition, under Code Section 402(c)(11) a non-spouse "designated beneficiary" of a deceased Plan participant may make a tax-free "direct rollover" (in the form of a direct transfer between Plan fiduciaries, as described below in "Rollover Distributions") from certain Qualified Plans to a Traditional IRA for such beneficiary, but such Traditional IRA must be designated and treated as an "inherited IRA" that remains subject to applicable RMD rules (as if such IRA had been inherited from the deceased Plan participant).

IRAs generally may not invest in life insurance contracts. However, an annuity contract that is used as an IRA may provide a death benefit that equals the greater of the premiums paid or the contract's cash value. The Contract offers an enhanced death benefit that may exceed the greater of the Contract Value or total premium payments. The tax rules are unclear as to what extent an IRA can provide a death benefit that exceeds the greater of the IRA's cash value or the sum of the premiums paid and other contributions into the IRA. Please note that the IRA rider for the Contract has provisions that are designed to maintain the Contract's tax qualification as an IRA, and therefore could limit certain benefits under the Contract (including endorsement, rider or option benefits) to maintain the Contract's tax qualification.

    b.  SEP IRAS

Code Section 408(k) provides for a Traditional IRA in the form of an employer-sponsored defined contribution plan known as a Simplified Employee Pension ("SEP") or a SEP IRA. A SEP IRA can have employer contributions, and in limited circumstances employee and salary reduction contributions, as well as higher overall contribution limits than a Traditional IRA, but a SEP is also subject to special tax-qualification requirements (e.g., on participation, nondiscrimination and withdrawals) and sanctions. Otherwise, a SEP IRA is generally subject to the same tax rules as for a Traditional IRA, which are described above. Please note that the IRA rider for the Contract has provisions that are designed to maintain the Contract's tax qualification as an IRA, and therefore could limit certain benefits under the Contract (including endorsement, rider or option benefits) to maintain the Contract's tax qualification.

    c.   SIMPLE IRAS

The Savings Incentive Match Plan for Employees of small employers ("SIMPLE Plan") is a form of an employer-sponsored Qualified Plan that provides IRA benefits for the participating employees ("SIMPLE IRAs"). Depending upon the SIMPLE Plan, employers may make plan contributions into a SIMPLE IRA established by each eligible participant. Like a Traditional IRA, a SIMPLE IRA is subject to the 50% penalty tax for failure to make a full RMD, and to the 10% penalty tax on premature distributions, as described below. In addition, the 10% penalty tax is increased to 25% for amounts received during the 2-year period beginning on the date you first participated in a qualified salary reduction arrangement pursuant to a SIMPLE Plan maintained by your employer under Code Section 408(p)(2). Contributions to a SIMPLE IRA may be either salary deferral contributions or employer contributions, and these are subject to different tax limits from those for a Traditional IRA. Please note that the SIMPLE IRA rider for the Contract has provisions that are designed to maintain the Contract's tax qualification as an SIMPLE IRA, and therefore could limit certain benefits under the Contract (including endorsement, rider or option benefits) to maintain the Contract's tax qualification.

A SIMPLE Plan may designate a single financial institution (a Designated Financial Institution) as the initial trustee, custodian or issuer (in the case of an annuity contract) of the SIMPLE IRA set up for each eligible participant. However, any such Plan also must allow each eligible participant to have the balance in his SIMPLE IRA held by the Designated Financial Institution transferred without cost or penalty to a SIMPLE IRA maintained by a different financial institution. Absent a Designated Financial Institution, each eligible participant must select the financial institution to hold his SIMPLE IRA, and notify his employer of this selection.

If we do not serve as the Designated Financial Institution for your employer's SIMPLE Plan, for you to use one of our Contracts as a SIMPLE IRA, you need to provide your employer with appropriate notification of such a selection under the SIMPLE Plan. If you choose, you may arrange for a qualifying transfer of any amounts currently held in another SIMPLE IRA for your benefit to your SIMPLE IRA with us.

    d.  ROTH IRAS

Code Section 408A permits eligible individuals to establish a Roth IRA. Contributions to a Roth IRA are not deductible, but withdrawals of amounts contributed and the earnings thereon that meet certain requirements are not subject to federal income tax. In general, Roth IRAs are subject to limitations on the amounts that may be contributed by the persons who may be eligible to contribute, certain Traditional IRA restrictions, and certain RMD rules on the death of the Contract Owner. Unlike a Traditional IRA, Roth IRAs are not subject to RMD rules during the Contract Owner's lifetime. Generally, however, upon the Owner's death the amount remaining in a Roth IRA must be distributed by the end of the fifth year after such death or distributed over the life expectancy of a designated beneficiary. The Owner of a Traditional IRA or other qualified plan assets may convert a Traditional IRA into a Roth IRA under certain circumstances. The conversion of a Traditional IRA or other qualified plan assets to a Roth IRA will subject the fair market value of the converted Traditional IRA to federal income tax in the year of conversion (special rules apply to

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2010 conversions). In addition to the amount held in the converted Traditional
IRA, the fair market value may include the value of additional benefits provided by the annuity contract on the date of conversion, based on reasonable actuarial assumptions. Tax-free rollovers from a Roth IRA can be made only to another Roth IRA under limited circumstances, as indicated below. After 2007, distributions from eligible Qualified Plans can be "rolled over" directly (subject to tax) into a Roth IRA under certain circumstances. Anyone considering the purchase of a Qualified Contract as a Roth IRA or a "conversion" Roth IRA should consult with a qualified tax adviser. Please note that the Roth IRA rider for the Contract has provisions that are designed to maintain the Contract's tax qualification as a Roth IRA, and therefore could limit certain benefits under the Contract (including endorsement, rider or option benefits) to maintain the Contract's tax qualification.

2. QUALIFIED PENSION OR PROFIT-SHARING PLAN OR SECTION 401(k) PLAN

Provisions of the Code permit eligible employers to establish a tax-qualified pension or profit sharing plan (described in Section 401(a), and Section 401(k) if applicable, and exempt from taxation under Section 501(a)). Such a Plan is subject to limitations on the amounts that may be contributed, the persons who may be eligible to participate, the amounts of "incidental" death benefits, and the time when RMDs must commence. In addition, a Plan's provision of incidental benefits may result in currently taxable income to the participant for some or all of such benefits. Amounts may be rolled over tax-free from a Qualified Plan to another Qualified Plan under certain circumstances, as described below. Anyone considering the use of a Qualified Contract in connection with such a Qualified Plan should seek competent tax and other legal advice.

In particular, please note that these tax rules provide for limits on death benefits provided by a Qualified Plan (to keep such death benefits "incidental" to qualified retirement benefits), and a Qualified Plan (or a Qualified Contract) often contains provisions that effectively limit such death benefits to preserve the tax qualification of the Qualified Plan (or Qualified Contract). In addition, various tax-qualification rules for Qualified Plans specifically limit increases in benefits once RMDs begin, and Qualified Contracts are subject to such limits. As a result, the amounts of certain benefits that can be provided by any option under a Qualified Contract may be limited by the provisions of the Qualified Contract or governing Qualified Plan that are designed to preserve its tax qualification.

3. TAX SHELTERED ANNUITY UNDER SECTION 403(b) ("TSA")

Code Section 403(b) permits public school employees and employees of certain types of charitable, educational and scientific organizations described in Code
Section 501(c)(3) to purchase a "tax-sheltered annuity" ("TSA") contract and, subject to certain limitations, exclude employer contributions to a TSA from such an employee's gross income. Generally, total contributions may not exceed the lesser of an annual dollar limit (e.g., $49,000 in 2009) or 100% of the employee's "includable compensation" for the most recent full year of service, subject to other adjustments. There are also legal limits on annual elective deferrals that a participant may be permitted to make under a TSA. In certain cases, such as when the participant is age 50 or older, those limits may be increased. A TSA participant should contact his plan administrator to determine applicable elective contribution limits. Special provisions may allow certain employees different overall limitations.

A TSA is subject to a prohibition against distributions from the TSA attributable to contributions made pursuant to a salary reduction agreement, unless such distribution is made:

    a.   after the employee reaches age 59 1/2;

    b.  upon the employee's separation from service;

    c.   upon the employee's death or disability;

    d. in the case of hardship (as defined in applicable law and in the case of hardship, any income attributable to such contributions may not be distributed); or

    e. as a qualified reservist distribution upon certain calls to active duty.

An employer sponsoring a TSA may impose additional restrictions on your TSA through its plan document.

Please note that the TSA rider for the Contract has provisions that are designed to maintain the Contract's tax qualification as a TSA, and therefore could limit certain benefits under the Contract (including endorsement, rider or option benefits) to maintain the Contract's tax qualification. In particular, please note that tax rules provide for limits on death benefits provided by a Qualified Plan (to keep such death benefits "incidental" to qualified retirement benefits), and a Qualified Plan (or a Qualified Contract) often contains provisions that effectively limit such death benefits to preserve the tax qualification of the Qualified Plan (or Qualified Contract). In addition, various tax-qualification rules for Qualified Plans specifically limit increases in benefits once RMDs begin, and Qualified Contracts are subject to such limits. As a result, the amounts of certain benefits that can be provided by any option under a Qualified Contract may be limited by the provisions of the Qualified Contract or governing Qualified Plan that are designed to preserve its tax qualification. In addition, a life insurance contract issued after September 23, 2007 is generally ineligible to qualify as a TSA under Reg. Section 1.403(b)-8(c)(2).

Amounts may be rolled over tax-free from a TSA to another TSA or Qualified Plan (or from a Qualified Plan to a TSA) under certain circumstances, as described below. However, effective for TSA contract exchanges after September 24, 2007,

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Reg. Section 1.403(b)-10(b) allows a TSA contract of a participant or beneficiary under a TSA Plan to be exchanged tax-free for another eligible TSA contract under that same TSA Plan, but only if all of the following conditions are satisfied: (1) such TSA Plan allows such an exchange, (2) the participant or beneficiary has an accumulated benefit after such exchange that is no less than such participant's or beneficiary's accumulated benefit immediately before such exchange (taking into account such participant's or beneficiary's accumulated benefit under both TSA contracts immediately before such exchange), (3) the second TSA contract is subject to distribution restrictions with respect to the participant that are no less stringent than those imposed on the TSA contract being exchanged, and (4) the employer for such TSA Plan enters into an agreement with the issuer of the second TSA contract under which such issuer and employer will provide each other from time to time with certain information necessary for such second TSA contract (or any other TSA contract that has contributions from such employer) to satisfy the TSA requirements under Code Section 403(b) and other federal tax requirements (e.g., plan loan conditions under Code Section 72(p) to avoid deemed distributions). Such necessary information could include information about the participant's employment, information about other Qualified Plans of such employer, and whether a severance has occurred, or hardship rules are satisfied, for purposes of the TSA distribution restrictions. Consequently, you are advised to consult with a qualified tax advisor before attempting any such TSA exchange, particularly because it requires an agreement between the employer and issuer to provide each other with certain information. In addition, the same Regulation provides corresponding rules for a transfer from one TSA to another TSA under a different TSA Plan (e.g., for a different eligible employer). We are no longer accepting any incoming exchange request, or new contract application, for any individual TSA contract.

4. DEFERRED COMPENSATION PLANS UNDER SECTION 457 ("SECTION 457 PLANS")

Certain governmental employers, or tax-exempt employers other than a governmental entity, can establish a Deferred Compensation Plan under Code
Section 457. For these purposes, a "governmental employer" is a State, a political subdivision of a State, or an agency or an instrumentality of a State or political subdivision of a State. A Deferred Compensation Plan that meets the requirements of Code Section 457(b) is called an "Eligible Deferred Compensation Plan" or "Section 457(b) Plan." Code Section 457(b) limits the amount of contributions that can be made to an Eligible Deferred Compensation Plan on behalf of a participant. Generally, the limitation on contributions is the lesser of (1) 100% of a participant's includible compensation or (2) the applicable dollar amount, equal to $15,000 for 2006 and thereafter ($16,500 for 2010). The $15,000 limit will be indexed for cost-of-living adjustments at $500 increments. The Plan may provide for additional "catch-up" contributions . In addition, under Code Section 457(d) a Section 457(b) Plan may not make amounts available for distribution to participants or beneficiaries before (1) the calendar year in which the participant attains age 70 1/2, (2) the participant has a severance from employment (including death), or (3) the participant is faced with an unforeseeable emergency (as determined in accordance with regulations).

Under Code Section 457(g) all of the assets and income of an Eligible Deferred Compensation Plan for a governmental employer must be held in trust for the exclusive benefit of participants and their beneficiaries. For this purpose, annuity contracts and custodial accounts described in Code Section 401(f) are treated as trusts. This trust requirement does not apply to amounts under an Eligible Deferred Compensation Plan of a tax-exempt (non-governmental) employer. In addition, this trust requirement does not apply to amounts held under a Deferred Compensation Plan of a governmental employer that is not a Section 457(b) Plan. However, where the trust requirement does not apply, amounts held under a Section 457 Plan must remain subject to the claims of the employer's general creditors under Code Section 457(b)(6).

5. TAXATION OF AMOUNTS RECEIVED FROM QUALIFIED PLANS

Except under certain circumstances in the case of Roth IRAs or Roth accounts in certain Qualified Plans, amounts received from Qualified Contracts or Plans generally are taxed as ordinary income under Code Section 72, to the extent that they are not treated as a tax-free recovery of after-tax contributions or other "investment in the contract." For annuity payments and other amounts received after the Annuity Commencement Date from a Qualified Contract or Plan, the tax rules for determining what portion of each amount received represents a tax-free recovery of "investment in the contract" are generally the same as for Non-Qualified Contracts, as described above.

For non-periodic amounts from certain Qualified Contracts or Plans, Code Section 72(e)(8) provides special rules that generally treat a portion of each amount received as a tax-free recovery of the "investment in the contract," based on the ratio of the "investment in the contract" over the Contract Value at the time of distribution. However, in determining such a ratio, certain aggregation rules may apply and may vary, depending on the type of Qualified Contract or Plan. For instance, all Traditional IRAs owned by the same individual are generally aggregated for these purposes, but such an aggregation does not include any IRA inherited by such individual or any Roth IRA owned by such individual.

In addition, penalty taxes, mandatory tax withholding or rollover rules may apply to amounts received from a Qualified Contract or Plan, as indicated below, and certain exclusions may apply to certain distributions (e.g., distributions from an eligible Government Plan to pay qualified health insurance premiums of an eligible retired public safety officer). Accordingly, you are advised to consult with a qualified tax adviser before taking or receiving any amount (including a loan) from a Qualified Contract or Plan.


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6. PENALTY TAXES FOR QUALIFIED PLANS

Unlike Non-Qualified Contracts, Qualified Contracts are subject to federal penalty taxes not just on premature distributions, but also on excess contributions and failures to make required minimum distributions ("RMDs"). Penalty taxes on excess contributions can vary by type of Qualified Plan and which person made the excess contribution (e.g., employer or an employee). The penalty taxes on premature distributions and failures to make timely RMDs are more uniform, and are described in more detail below.

  a. PENALTY TAXES ON PREMATURE DISTRIBUTIONS

Code Section 72(t) imposes a penalty income tax equal to 10% of the taxable portion of a distribution from certain types of Qualified Plans that is made before the employee reaches age 59 1/2. However, this 10% penalty tax does not apply to a distribution that is either:

    (i) made to a beneficiary (or to the employee's estate) on or after the employee's death;

    (ii) attributable to the employee's becoming disabled under Code Section 72(m)(7);

    (iii) part of a series of substantially equal periodic payments (not less frequently than annually - "SEPPs") made for the life (or life expectancy) of the employee or the joint lives (or joint life expectancies) of such employee and a designated beneficiary ("SEPP Exception"), and for certain Qualified Plans (other than IRAs) such a series must begin after the employee separates from service;

    (iv) (except for IRAs) made to an employee after separation from service after reaching age 55 (or made after age 50 in the case of a qualified public safety employee separated from certain government plans);

    (v) (except for IRAs) made to an alternate payee pursuant to a qualified domestic relations order under Code Section 414(p) (a similar exception for IRAs in Code Section 408(d)(6) covers certain transfers for the benefit of a spouse or ex-spouse);

    (vi) not greater than the amount allowable as a deduction to the employee for eligible medical expenses during the taxable year;

    (vii) certain qualified reservist distributions under Code Section 72(t)(2)(G) upon a call to active duty;

    (viii) made an account of an IRS levy on the Qualified Plan under Code
           Section 72(t)(2)(A)(vii); or

    (ix) made as a "direct rollover" or other timely rollover to an Eligible Retirement Plan, as described below.

  In addition, the 10% penalty tax does not apply to a distribution from an IRA that is either:

    (x) made after separation from employment to an unemployed IRA owner for health insurance premiums, if certain conditions in Code Section 72(t)(2)(D) are met;

    (xi) not in excess of the amount of certain qualifying higher education expenses, as defined by Code Section 72(t)(7); or

    (xii) for a qualified first-time home buyer and meets the requirements of Code Section 72(t)(8).

If the taxpayer avoids this 10% penalty tax by qualifying for the SEPP Exception and later such series of payments is modified (other than by death, disability or a method change allowed by Rev. Rul. 2002-62), the 10% penalty tax will be applied retroactively to all the prior periodic payments (i.e., penalty tax plus interest thereon), unless such modification is made after both (a) the employee has reached age 59 1/2 and (b) 5 years have elapsed since the first of these periodic payments.

For any premature distribution from a SIMPLE IRA during the first 2 years that an individual participates in a salary reduction arrangement maintained by that individual's employer under a SIMPLE Plan, the 10% penalty tax rate is increased to 25%.

  b. RMDS AND 50% PENALTY TAX

If the amount distributed from a Qualified Contract or Plan is less than the amount of the required minimum distribution ("RMD") for the year, the participant is subject to a 50% penalty tax on the amount that has not been timely distributed.

An individual's interest in a Qualified Plan generally must be distributed, or begin to be distributed, not later than the Required Beginning Date. Generally, the Required Beginning Date is April 1 of the calendar year following the later of -

    (i)  the calendar year in which the individual attains age 70 1/2, or

    (ii) (except in the case of an IRA or a 5% owner, as defined in the Code) the calendar year in which a participant retires from service with the employer sponsoring a Qualified Plan that allows such a later Required Beginning Date.

A special rule applies to individuals who attained age 70 1/2 in 2009. Such individuals should consult with a qualified tax adviser before taking RMDs in 2010.

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The entire interest of the individual must be distributed beginning no later than the Required Beginning Date over -

    (a) the life of the individual or the lives of the individual and a designated beneficiary (as specified in the Code), or

    (b) over a period not extending beyond the life expectancy of the individual or the joint life expectancy of the individual and a designated beneficiary.

If an individual dies before reaching the Required Beginning Date, the individual's entire interest generally must be distributed within 5 years after the individual's death. However, this RMD rule will be deemed satisfied if distributions begin before the close of the calendar year following the individual's death to a qualifying designated beneficiary and distribution is over the life of such designated beneficiary (or over a period not extending beyond the life expectancy of such beneficiary). If the individual's surviving spouse is the sole designated beneficiary, distributions may be delayed until the deceased individual would have attained age 70 1/2.

If an individual dies after RMDs have begun for such individual, any remainder of the individual's interest generally must be distributed at least as rapidly as under the method of distribution in effect at the time of the individual's death.

The RMD rules that apply while the Contract Owner is alive do not apply with respect to Roth IRAs. The RMD rules applicable after the death of the Owner apply to all Qualified Plans, including Roth IRAs. In addition, if the Owner of a Traditional or Roth IRA dies and the Owner's surviving spouse is the sole designated beneficiary, this surviving spouse may elect to treat the Traditional or Roth IRA as his or her own.

The RMD amount for each year is determined generally by dividing the account balance by the applicable life expectancy. This account balance is generally based upon the account value as of the close of business on the last day of the previous calendar year. RMD incidental benefit rules also may require a larger annual RMD amount, particularly when distributions are made over the joint lives of the Owner and an individual other than his or her spouse. RMDs also can be made in the form of annuity payments that satisfy the rules set forth in Regulations under the Code relating to RMDs.

In addition, in computing any RMD amount based on a contract's account value, such account value must include the actuarial value of certain additional benefits provided by the contract. As a result, electing an optional benefit under a Qualified Contract may require the RMD amount for such Qualified Contract to be increased each year, and expose such additional RMD amount to the 50% penalty tax for RMDs if such additional RMD amount is not timely distributed.

7. TAX WITHHOLDING FOR QUALIFIED PLANS

Distributions from a Qualified Contract or Qualified Plan generally are subject to federal income tax withholding requirements. These federal income tax withholding requirements, including any "elections out" and the rate at which withholding applies, generally are the same as for periodic and non-periodic distributions from a Non-Qualified Contract, as described above, except where the distribution is an "eligible rollover distribution" from a Qualified Plan (described below in "ROLLOVER DISTRIBUTIONS"). In the latter case, tax withholding is mandatory at a rate of 20% of the taxable portion of the "eligible rollover distribution," to the extent it is not directly rolled over to an IRA or other Eligible Retirement Plan (described below in "ROLLOVER DISTRIBUTIONS"). Payees cannot elect out of this mandatory 20% withholding in the case of such an "eligible rollover distribution."

Also, special withholding rules apply with respect to distributions from non-governmental Section 457(b) Plans, and to distributions made to individuals who are neither citizens nor resident aliens of the United States.

Regardless of any "election out" (or any actual amount of tax actually withheld) on an amount received from a Qualified Contract or Plan, the payee is generally liable for any failure to pay the full amount of tax due on the includable portion of such amount received. A payee also may be required to pay penalties under estimated income tax rules, if the withholding and estimated tax payments are insufficient to satisfy the payee's total tax liability.

8. ROLLOVER DISTRIBUTIONS

The current tax rules and limits for tax-free rollovers and transfers between Qualified Plans vary according to (1) the type of transferor Plan and transferee Plan, (2) whether the amount involved is transferred directly between Plan fiduciaries (a "direct transfer" or a "direct rollover") or is distributed first to a participant or beneficiary who then transfers that amount back into another eligible Plan within 60 days (a "60-day rollover"), and (3) whether the distribution is made to a participant, spouse or other beneficiary. Accordingly, we advise you to consult with a qualified tax adviser before receiving any amount from a Qualified Contract or Plan or attempting some form of rollover or transfer with a Qualified Contract or Plan.

For instance, generally any amount can be transferred directly from one type of Qualified Plan to the same type of Plan for the benefit of the same individual, without limit (or federal income tax), if the transferee Plan is subject to the same kinds of restrictions as the transfer or Plan and certain other conditions to maintain the applicable tax qualification are satisfied. Such a "direct transfer" between the same kinds of Plan is generally not treated as any form of "distribution" out of such a Plan for federal income tax purposes.

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By contrast, an amount distributed from one type of Plan into a different type of Plan generally is treated as a "distribution" out of the first Plan for federal income tax purposes, and therefore to avoid being subject to such tax, such a distribution must qualify either as a "direct rollover" (made directly to another Plan fiduciary) or as a "60-day rollover." The tax restrictions and other rules for a "direct rollover" and a "60-day rollover" are similar in many ways, but if any "eligible rollover distribution" made from certain types of Qualified Plan is not transferred directly to another Plan fiduciary by a "direct rollover," then it is subject to mandatory 20% withholding, even if it is later contributed to that same Plan in a "60-day rollover" by the recipient. If any amount less than 100% of such a distribution (e.g., the net amount after the 20% withholding) is transferred to another Plan in a "60-day rollover", the missing amount that is not rolled over remains subject to normal income tax plus any applicable penalty tax.

Under Code Sections 402(f)(2)(A) and 3405(c)(3) an "eligible rollover distribution" (which is both eligible for rollover treatment and subject to 20% mandatory withholding absent a "direct rollover") is generally any distribution to an employee of any portion (or all) of the balance to the employee's credit in any of the following types of "Eligible Retirement Plan": (1) a Qualified Plan under Code Section 401(a) ("Qualified 401(a) Plan"), (2) a qualified annuity plan under Code Section 403(a) ("Qualified Annuity Plan"), (3) a TSA under Code Section 403(b), or (4) a governmental Section 457(b) Plan. However, an "eligible rollover distribution" does not include any distribution that is either -

    a.   an RMD amount;

    b. one of a series of substantially equal periodic payments (not less frequently than annually) made either (i) for the life (or life expectancy) of the employee or the joint lives (or joint life expectancies) of the employee and a designated beneficiary, or (ii) for a specified period of 10 years or more; or

    c.   any distribution made upon hardship of the employee.

Before making an "eligible rollover distribution," a Plan administrator generally is required under Code Section 402(f) to provide the recipient with advance written notice of the "direct rollover" and "60-day rollover" rules and the distribution's exposure to the 20% mandatory withholding if it is not made by "direct rollover." Generally, under Code Sections 402(c), 403(b)(8) and 457
(e)(16), a "direct rollover" or a "60-day rollover" of an "eligible rollover distribution" can be made to a Traditional IRA or to another Eligible Retirement Plan that agrees to accept such a rollover. However, the maximum amount of an "eligible rollover distribution" that can qualify for a tax-free "60-day rollover" is limited to the amount that otherwise would be includable in gross income. By contrast, a "direct rollover" of an "eligible rollover distribution" can include after-tax contributions as well, if the direct rollover is made either to a Traditional IRA or to another form of Eligible Retirement Plan that agrees to account separately for such a rollover, including accounting for such after-tax amounts separately from the otherwise taxable portion of this rollover. Separate accounting also is required for all amounts (taxable or not) that are rolled into a governmental Section 457(b) Plan from either a Qualified
Section 401(a) Plan, Qualified Annuity Plan, TSA or IRA. These amounts, when later distributed from the governmental Section 457(b) Plan, are subject to any premature distribution penalty tax applicable to distributions from such a "predecessor" Qualified Plan.

Rollover rules for distributions from IRAs under Code Sections 408(d)(3) and 408A(d)(3) also vary according to the type of transferor IRA and type of transferee IRA or other Plan. For instance, generally no tax-free "direct rollover" or "60-day rollover" can be made between a "NonRoth IRA" (Traditional, SEP or SIMPLE IRA) and a Roth IRA, and a transfer from NonRoth IRA to a Roth IRA, or a "conversion" of a NonRoth IRA to a Roth IRA, is subject to special rules. In addition, generally no tax-free "direct rollover" or "60-day rollover" can be made between an "inherited IRA" (NonRoth or Roth) for a beneficiary and an IRA set up by that same individual as the original owner. Generally, any amount other than an RMD distributed from a Traditional or SEP IRA is eligible for a "direct rollover" or a "60-day rollover" to another Traditional IRA for the same individual. Similarly, any amount other than an RMD distributed from a Roth IRA is generally eligible for a "direct rollover" or a "60-day rollover" to another Roth IRA for the same individual. However, in either case such a tax-free 60-day rollover is limited to 1 per year (365-day period); whereas no 1-year limit applies to any such "direct rollover." Similar rules apply to a "direct rollover" or a "60-day rollover" of a distribution from a SIMPLE IRA to another SIMPLE IRA or a Traditional IRA, except that any distribution of employer contributions from a SIMPLE IRA during the initial 2-year period in which the individual participates in the employer's SIMPLE Plan is generally disqualified (and subject to the 25% penalty tax on premature distributions) if it is not rolled into another SIMPLE IRA for that individual. Amounts other than RMDs distributed from a Traditional or SEP IRA (or SIMPLE IRA after the initial 2-year period) also are eligible for a "direct rollover" or a "60-day rollover" to an Eligible Retirement Plan (e.g., a TSA) that accepts such a rollover, but any such rollover is limited to the amount of the distribution that otherwise would be includable in gross income (i.e., after-tax contributions are not eligible).

Special rollover rules also apply to (1) transfers or rollovers for the benefit of a spouse (or ex-spouse) or a nonspouse designated beneficiary, (2) Plan distributions of property, (3) distributions from a Roth account in certain Plans, (4) recontributions within 3 years of "qualified hurricane distributions" made before 2007 under Code Section 1400Q(a), (5) transfers from a Traditional or Roth IRA to certain health savings accounts under Code Section 408(d)(9), and
(6) obtaining a waiver of the 60-day limit for a tax-free rollover from the IRS.

-------------------------------------------------------------------------------

9. CERTAIN TAX CONSIDERATIONS WITH THE PERSONAL PENSION ACCOUNT IN QUALIFIED
PLANS

Because the IRS has published no guidance on the tax treatment of arrangements resembling the Personal Pension Account, there is necessarily some uncertainty as to how an annuity contract with a Personal Pension Account will be treated in different types of Qualified Plans, and we advise you to consult with a qualified tax adviser concerning such treatment before you deposit any amount into a Personal Pension Account that is held in any Qualified Plan.

Among such tax issues for you to consider with a qualified tax adviser in such a case are the following:

       a. Any amounts received by you (or your payee) prior to your attaining age 59 1/2 are generally subject to the penalty tax on premature distributions described above, unless such an amount received can qualify for an exception from such a penalty tax, e.g., scheduled payments that qualify for the SEPP Exception. In addition, any modification in payments qualifying for the SEPP Exception (e.g., by commutation) can have adverse penalty tax consequences, as described above.

       b. The tax rules for satisfying RMD requirements vary according to both the form of Qualified Plan (e.g., NonRoth or Roth IRA) and the form of payment (e.g., periodic annuity payout or non-periodic distribution from an account value). As a result, such variations should be considered when RMD amounts need to be taken (e.g., after age 70 1/2 or death). In addition, any modification in the form or amount of such payments (e.g., by commutation) could have adverse tax consequences, if such a modification does not satisfy an IRS-recognized RMD exception (e.g., for an acceleration or other change in periodic payments under Reg. Section 1.401(a) (9)-6, Q&A-1 and Q&A-14).

       c. Any attempt to transfer an amount from the Benefit Balance to Sub-Accounts or the Fixed Accumulation Feature (if available) that exceeds the threshold for such a transfer will be treated by us as a form of annuitization distribution from the Personal Pension Account, and thus may not qualify as a tax-free direct transfer. Instead, such an attempted excess transfer could be treated for tax purposes as a potentially taxable distribution out of the entire annuity contract, followed by a contribution back into the same contract. While such a distribution from an IRA may qualify for 60-day rollover treatment (if it is not needed to satisfy RMD requirements), only one such tax-free 60-day rollover is allowed for any 365-day period for any individual from all of such individual's IRAs. Failing such tax-free rollover treatment, such a distribution could be subject to both income and penalty tax, and any deemed contribution back into the contract may be subject to an excise tax on excess contributions, particularly after age 70 1/2. IN ADDITION, ANY SUCH DISTRIBUTION FROM A NON-IRA FORM OF QUALIFIED PLAN MAY BE SUBJECT TO THE 20% MANDATORY WITHHOLDING TAX, UNLESS SUCH DISTRIBUTION IS AN RMD OR OTHERWISE AVOIDS CLASSIFICATION AS AN "ELIGIBLE ROLLOVER DISTRIBUTION," AS DESCRIBED ABOVE.

64

-------------------------------------------------------------------------------

TABLE OF CONTENTS TO STATEMENT OF ADDITIONAL INFORMATION

GENERAL INFORMATION
  Safekeeping of Assets
  Experts
  Non-Participating
  Misstatement of Age or Sex
  Principal Underwriter
  Additional Payments
PERFORMANCE RELATED INFORMATION
  Total Return for all Sub-Accounts
  Yield for Sub-Accounts
  Money Market Sub-Accounts
  Additional Materials
  Performance Comparisons
FINANCIAL STATEMENTS

                                                                     APP A-1

-------------------------------------------------------------------------------

APPENDIX A - EXAMPLES

TABLE OF CONTENTS


                                                                          PAGE
--------------------------------------------------------------------------------
PERSONAL PENSION ACCOUNT EXAMPLES                                        APP A-2
EXAMPLE 1: STANDARD ILLUSTRATIONS WITH PARTIAL INCOME STREAM             APP A-2
EXAMPLE 2: SUBSEQUENT PERSONAL PENSION ACCOUNT DEPOSITS                  APP A-3
EXAMPLE 3A: BENEFIT BALANCE TRANSFER (IN-BOUND)                          APP A-3
EXAMPLE 3B: BENEFIT BALANCE TRANSFER (OUT-BOUND)                         APP A-4
EXAMPLE 4A: FULL COMMUTATION WITH COMMUTED VALUE                         APP A-5
EXAMPLE 4B: PARTIAL COMMUTATION WITH COMMUTED VALUE                      APP A-7
EXAMPLE 5A: FIXED DOLLAR AMOUNT                                          APP A-9
EXAMPLE 5B: INVESTMENT GAINS                                             APP A-9
EXAMPLE 5C: INVESTMENT GAINS                                            APP A-10
EXAMPLE 5D: INCOME PATH                                                 APP A-10
EXAMPLE 5E: INCOME PATH                                                 APP A-11
MAXIMUM ANNIVERSARY VALUE DEATH BENEFIT EXAMPLE                         APP A-11
RETURN OF PREMIUM II EXAMPLE                                            APP A-15
REMAINING GROSS PREMIUM EXAMPLES                                        APP A-16

APP A-2

-------------------------------------------------------------------------------

PERSONAL PENSION ACCOUNT EXAMPLES

EXAMPLE 1: STANDARD ILLUSTRATIONS WITH A PARTIAL INCOME STREAM

Assume the initial Personal Pension Account Contribution is equal to $100,000 (no sums are invested in the Fixed Accumulation Feature or Sub-Accounts). Assume that in Contract Year 7, the Owner requested to commence an income stream based on $50,000 of Annuity Payout Value during the guarantee window. For the purposes of this Example, the Contract Owner chose a Target Income Age of 64. Hypothetical credited and payout rates are illustrated below.

A. To understand how your guaranteed payout rates are set during your guarantee window (shaded area), see Guaranteed Payout Rates in Contract Years 1 through 7. In this Example, the guaranteed payout rate is locked in at Contract Year 7 when Personal Pension Account Payouts commence.

B. Credited interest rates vary during the duration of your Contract as illustrated in column 4. In this illustration, credited interest rates change at the 10th Contract Year and again at the 20th Contract Year.

C. Please refer to the last column in Contract Year 23 for an example of how Personal Pension Account Payouts will continue for the life of the Annuitant, Owner or joint Owner even though Annuity Payout Value has been exhausted.

                                                            CREDITED
                CONTRACT                      BENEFIT       INTEREST
                  YEAR            AGE         BALANCE         RATE
------------------------------------------------------------------------
                    0              60         $ 100,000        5.00%
                    1              61           105,000        5.00%
                    2              62           110,250        5.00%
                    3              63           115,763        5.00%
 GUARANTEE          4              64           121,551        5.00%
   WINDOW           5              65           127,628        5.00%
                    6              66           134,010        5.00%
                    7              67           140,710        5.00%
                    8              68           142,009        5.00%
                    9              69           143,535        5.00%
                   10              70           145,299        3.00%
                   11              71           145,212        3.00%
                   12              72           145,220        3.00%
                   13              73           145,326        3.00%
                   14              74           145,532        3.00%
                   15              75           145,841        3.00%
                   16              76           146,256        3.00%
                   17              77           146,781        3.00%
                   18              78           147,419        3.00%
                   19              79           148,173        3.00%
                   20              80           149,047        1.50%
                   21              81           147,927        1.50%
                   22              82           146,839        1.50%
                   23              83           147,568        1.50%

                                                                        PERSONAL
                                     ANNUITY     GUARANTEED              PENSION
                  ACCUMULATION       PAYOUT     PAYOUT RATES             ACCOUNT
                     BALANCE          VALUE      (PER 1000)            PAYOUTS(2)
------------  --------------------------------------------------------------------------
                    $ 100,000
                      105,000                        61.99
                      110,250                        62.33
                      115,763                        62.72
 GUARANTEE            121,551                        63.16
   WINDOW             127,628                        63.65
                      134,010                        64.17
                       90,710    (1) $50,000         64.73             $ 3,237
                       95,246        46,763                              3,237
                      100,008        43,527                              3,237
                      105,008        40,290                              3,237
                      108,158        37,054                              3,237
                      111,403        33,817                              3,237
                      114,745        30,581                              3,237
                      118,188        27,344                              3,237
                      121,733        24,108                              3,237
                      125,385        20,871                              3,237
                      129,147        17,634                              3,237
                      133,021        14,398                              3,237
                      137,012        11,161                              3,237
                      141,122        7,925                               3,237
                      143,239        4,688                               3,237
                      145,388        1,452                               3,237
                      147,568            0                               3,237

(1) Accumulation Balance is reduced by $50,000 that is converted into the Annuity Payout Value. CDSC's and Premium tax have not been applied in this Example. If the $50,000 was instead commuted into a Commuted Value (assuming a hypothetical discount rate of 6%), the Commuted Value would be $32,294. The remaining Accumulation Balance can be converted into Annuity Payout Value at a later date for additional Personal Pension Account Payouts.

(2) These Personal Pension Account Payouts shall continue for the life of the Annuitant, Owner or joint Owner pursuant to Annuity Payout Option Two.

                                                                     APP A-3

-------------------------------------------------------------------------------

EXAMPLE 2: SUBSEQUENT PERSONAL PENSION ACCOUNT DEPOSITS

Assume a $100,000 initial Personal Pension Account Contribution was made at a time when we declared a hypothetical credited rate of 4% and that a $15,000 subsequent Personal Pension Account Contribution was made when we declared a hypothetical credited rate of 3.75%. Your Benefit Balance would increase as follows:

                            PERSONAL                                    PERSONAL                            TOTAL
                        PENSION ACCOUNT         CREDITED             PENSION ACCOUNT        CREDITED       BENEFIT
   AGE                    CONTRIBUTION            RATE                CONTRIBUTION            RATE         BALANCE
--------------------------------------------------------------------------------------------------------------------
    55       First           $100,000                                                                       $100,000
    56      Deposit                               4.00%                                                      104,000
    57                                            4.00%                                                      108,160
    58                                            4.00%                                                      112,486
    59                                            4.00%       Second      $15,000                            131,986
    60                                            4.00%       Deposit                         3.75%          137,228
    61                                            4.00%                                       3.75%          142,678
    62                                            4.00%                                       3.75%          148,345
    63                                            4.00%                                       3.75%          154,237
    64                                            4.00%                                       3.75%          160,362
    65                                            4.00%                                       3.75%          166,732

EXAMPLE 3A: BENEFIT BALANCE TRANSFER (IN-BOUND)

The following example illustrates the impact on various values associated to the contract when a transfer from the Sub-Accounts to the Personal Pension Account occurs. Assume that the Owner deposits $100,000 in the Sub-Accounts and then elects to transfer $5,000 from the Sub-Accounts to the Personal Pension Account in which event:

                                                                 TRANSFER FROM
                                                              SUB-ACCOUNTS TO THE
                                                            PERSONAL PENSION ACCOUNT
                                                        BEFORE VALUE            AFTER VALUE
--------------------------------------------------------------------------------------------
Sub-Account Value (assumed)                                $130,000                 $125,000
Remaining Gross Premium                                    $100,000                 $100,000
Return of Premium II Withdrawal Limit                            $0                       $0
Maximum Anniversary Value Withdrawal Limit                      n/a                      n/a
Return of Premium II Death Benefit                         $100,000               $96,153.85
Maximum Anniversary Value Death Benefit -                  $107,000              $102,884.62
 Anniversary Value (Before Value is assumed)
Maximum Anniversary Value Death Benefit - Premium          $100,000               $96,153.85
 Payments
Benefit Balance                                                  $0                   $5,000

-   The Sub-Account Value is reduced by the amount of the transfer ($5,000).

- The Remaining Gross Premium associated to the Sub-Accounts is not reduced by the amount of the transfer as Remaining Gross Premium is only reduced for Surrenders or transfers in excess of the Annual Withdrawal Amount.

- As a result of the transfer, the Return of Premium II Death Benefit is reduced by a factor. The $5,000 transfer results in a factor of 0.961538462 being applied to Premium Payments. The factor of 0.961538462 is derived by 1-($5,000 Transfer / Contract Value Prior to the Transfer $130,000).

- As a result of the transfer, the Maximum Anniversary Value Death Benefit Anniversary Value and Premium Payments are both reduced by a factor. The $5,000 transfer results in a factor of 0.961538462 being applied to Premium Payments. The factor of 0.961538462 is derived by 1-($5,000 Transfer / Contract Value Prior to the Transfer $130,000).

- Assume there were no sums previously invested in the Personal Pension Account. The Benefit Balance is increased by the amount of the transfer ($5,000).

APP A-4

-------------------------------------------------------------------------------

EXAMPLE 3B: BENEFIT BALANCE TRANSFER (OUT-BOUND)

The following example illustrates the impact on various values associated to the Contract when a transfer from the Personal Pension Account to the Sub-Accounts occurs. Assume that the Owner makes a Personal Pension Account Contribution of $100,000 into the Personal Pension Account and then elects to transfer the maximum available transfer from the Personal Pension Account to the Sub-Accounts. The out-bound transfer restriction considers the following factors:

  END OF YEAR      MAXIMUM OF A, B, C        A        B        C
-------------------------------------------------------------------
       1                  $4,120           $4,120   $3,000       $0
       2                  $4,120           $4,073   $2,966   $4,120

Where,

- Column A equals 4% of the Accumulation Balance as of the prior Contract Anniversary. Assume that the $100,000 Personal Pension Account Contribution earns a credited interest rate of 3%.

- Column B equals the amount of interest credited to the Accumulation Balance over the most recent full Contract Year.

- Column C equals the amount of Accumulation Balance transferred to Contract Value during the most recent full Contract Year.

                                                                TRANSFER FROM PERSONAL
                                                                PENSION ACCOUNT TO THE
                                                                     SUB-ACCOUNTS
                                                                     END OF YEAR 1
                                                        BEFORE VALUE               AFTER VALUE
---------------------------------------------------------------------------------------------------
Sub-Account Value (assumed)                                $130,000                   $134,120
Remaining Gross Premium                                    $100,000                   $100,000
Annual Withdrawal Amount                                     $5,000                     $5,206
Return of Premium II Death Benefit                         $100,000                   $104,120
Maximum Anniversary Value Death Benefit -                  $107,000                   $111,120
 Anniversary Value (Before Value is assumed)
Maximum Anniversary Value Death Benefit - Premium          $100,000                   $104,120
 Payments
Benefit Balance                                            $103,000                    $98,880

-   The Benefit Balance is reduced by the amount of the transfer ($4,120).

- The Remaining Gross Premium associated to the Sub-Accounts is not increased by the amount of the transfer as Personal Pension Account Remaining Gross Premium is only reduced, and the Remaining Gross Premium associated to the Sub-Accounts increased, for transfers in excess of the Annual Withdrawal Amount.

- The Return of Premium II Death Benefit is increased dollar for dollar for the amount of the transfer ($4,120).

- The Maximum Anniversary Value Death Benefit Anniversary Value and Premium Payments are both increased dollar for dollar for the amount of the transfer ($4,120).

-   The Sub-Account Value is increased by the amount of the transfer ($4,120).

                                                                     APP A-5

-------------------------------------------------------------------------------

EXAMPLE 4A: FULL COMMUTATION WITH COMMUTED VALUE

Assume that the Owner desires to start taking all Personal Pension Account Payouts and then fully commute the Personal Pension Account Payouts in year 20, which is outside of their guarantee window. For the purposes of this Example, the Contract Owner chose a Target Income Age of 64. The Owner does not terminate their Contract and therefore Personal Pension Account Payouts will resume after the Guaranteed Payout Duration (assuming that all relevant persons are alive). Also, assume that the initial Personal Pension Account Contribution is equal to $100,000 and no Premium Payments have been invested in the Fixed Accumulation Feature or Sub-Accounts.

                 CONTRACT                      BENEFIT        ACCUMULATION           CREDITED
                   YEAR            AGE         BALANCE           BALANCE               RATE
-------------------------------------------------------------------------------------------------
                      0              60         $100,000         $ 100,000              5.00%
                      1              61          105,000           105,000              5.00%
                      2              62          110,250           110,250              5.00%
                      3              63          115,763           115,763              5.00%
 GUARANTEE            4              64          121,551           121,551              5.00%
   WINDOW             5              65          127,628           127,628              5.00%
                      6              66          134,010           134,010              5.00%
                      7              67          140,710           140,710              5.00%
                      8              68          147,746           147,746              5.00%
                      9              69          155,133           155,133              5.00%
                     10              70          162,889           162,889              3.00%
                     11              71          167,776           167,776              3.00%
                     12              72          172,809           172,809              3.00%
                     13              73          177,994           177,994              3.00%
                     14              74          183,334           183,334              3.00%
                     15              75          188,834           188,834              3.00%
                     16              76          194,499           194,499              3.00%
                     17              77          200,333           200,333              3.00%
                     18              78          206,343           206,343              3.00%
                     19              79          212,534           212,534              3.00%
                     20              80          218,910                 0   (2)        1.50%
                     21              81              n/a               N/A               n/a   (3)
                     22              82              n/a               N/A               n/a
                     23              83              n/a               N/A               n/a
                     24              84              n/a               N/A               n/a
                     25              85              n/a               N/A               n/a
                     26              86              n/a               N/A               n/a
                     27              87              n/a               N/A               n/a
                     28              88              n/a               N/A               n/a
                     29              89              n/a               N/A               n/a
                     30              90              n/a               N/A               n/a

                ANNUITY
                PAYOUT        PAYOUT RATES     COMMUTED
                 VALUE       (PER 1000)(1)      VALUE         PAYOUTS
------------  -------------------------------------------------------------
                      $ 0          61.68
                        0          61.99                           $ 0
                        0          62.33                             0
                        0          62.72                             0
 GUARANTEE              0          63.16                             0
   WINDOW               0          63.65                             0
                        0          64.17                             0
                        0          64.73                             0
                        0          65.31                             0
                        0          65.91                             0
                        0          66.56                             0
                        0          69.14                             0
                        0          71.94                             0
                        0          74.99                             0
                        0          78.32                             0
                        0          81.96                             0
                        0          85.92                             0
                        0          90.11                             0
                        0          94.63                             0
                        0          99.55                             0
                  218,910         105.02   (6) $156,367   (5)        0   (4)
                      N/A            N/A            N/A            N/A
                      N/A            N/A            N/A            N/A
                      N/A            N/A            N/A            N/A
                      N/A            N/A            N/A            N/A
                      N/A            N/A            N/A            N/A
                      N/A            N/A            N/A            N/A
                      N/A            N/A            N/A            N/A
                      N/A            N/A            N/A            N/A
                      N/A            N/A            N/A         22,989   (7)
                      N/A            N/A            N/A         22,989   (7)

(1) Payout Rates are only guaranteed if Personal Pension Account Payouts begin within the guarantee window. Payouts that begin outside the guarantee window are generally established using rates set at our discretion, subject to the terms of your Contract. We cannot speculate what payout rates could be when commencing Personal Pension Account Payouts outside of the guarantee window. These rates may be as high as, but will never be greater than, the payout rates guaranteed for Personal Pension Account Payouts we set at the time of your Personal Pension Account Contributions. Payout amounts will be no lower than the non-forfeiture amount described in the Owner's contract.

(2) The Accumulation Balance is depleted to $0 based on being converted to Annuity Payout Value. CDSCs and Premium tax are not shown in this Example.

APP A-6

-------------------------------------------------------------------------------

(3)  Interest is no longer credited under the Personal Pension Account.

(4) The Personal Pension Account Payout is derived by multiplying the Annuity Payout Value by the payout rate applicable to the year in which commutation is requested and dividing by 1,000. In this case, $218,910*$105.02/1,000 = $22,989. However, in this example, Personal Pension Account Payouts are commuted and paid to the Owner in one lump sum. Life contingent Personal Pension Account Payouts may resume after the Guarantee Payout Duration if the Annuitant and Owner are living and have not terminated the Contract as illustrated in years 29 and 30.

(5) The Commuted Value depicted is based on commutation of the Annuity Payout Value (in this Example, is the same as the Benefit Balance because this is a full commutation) of $218,910 using a hypothetical discount rate of 6%. The Commuted Value is equal to the present value of the Personal Pension Account Payout(s) associated with the Annuity Payout Value over the Guaranteed Payout Duration (i.e., $218,910/$22,989, rounded down = 9 years) calculated using this discount rate.

(6) Hypothetical Payout Rate used because Personal Pension Accounts and subsequent commutation occur outside of the guarantee window.

(7) Lifetime Personal Pension Account Payouts resume because in this Example the Annuitant is still living. The Owner would give up these lifetime Personal Pension Account Payouts if he or she terminated the Contract.

                                                                     APP A-7

-------------------------------------------------------------------------------

EXAMPLE 4B: PARTIAL COMMUTATION WITH COMMUTED VALUE

Assume that the Owner desires to start taking Personal Pension Account Payouts and commute half of the Personal Pension Account Payouts in year 20, which is outside of their guarantee window. In this Example, the guarantee window is represented by the shaded area in years 1 though 7. Year 20 "Before" illustrates how the Annuity Payout Value is split in half to serve as the basis for Personal Pension Account Payouts and the Commuted Value. Year 20 "After" illustrates the amounts paid to the Owner in the form of Personal Pension Account Payouts and Commuted Value. The Owner does not terminate their Contract and therefore Personal Pension Account Payouts will resume after the Guaranteed Payout Duration (assuming that all relevant persons are alive). The Guaranteed Payout Duration in this Example is illustrated as the shaded rows corresponding to Contract Years 20 through 28. Assume the initial Deposit is equal to $100,000 and no sums are invested in the Fixed Accumulation Feature or Sub-Accounts.

                                                                                 ANNUITY
  CONTRACT                    BENEFIT        ACCUMULATION         CREDITED        PAYOUT
    YEAR           AGE        BALANCE          BALANCE              RATE         VALUE 1
------------------------------------------------------------------------------------------
     0              60         $100,000        $ 100,000             5.00%             $ 0
     1              61          105,000          105,000             5.00%               0
     2              62          110,250          110,250             5.00%               0
     3              63          115,763          115,763             5.00%               0
     4              64          121,551          121,551             5.00%               0
     5              65          127,628          127,628             5.00%               0
     6              66          134,010          134,010             5.00%               0
     7              67          140,710          140,710             5.00%               0
     8              68          147,746          147,746             5.00%               0
     9              69          155,133          155,133             5.00%               0
     10             70          162,889          162,889             3.00%               0
     11             71          167,776          167,776             3.00%               0
     12             72          172,809          172,809             3.00%               0
     13             73          177,994          177,994             3.00%               0
     14             74          183,334          183,334             3.00%               0
     15             75          188,834          188,834             3.00%               0
     16             76          194,499          194,499             3.00%               0
     17             77          200,333          200,333             3.00%               0
     18             78          206,343          206,343             3.00%               0
     19             79          212,534          212,534             3.00%               0
 20 BEFORE          80          218,910                0   (2)       1.50%         109,455
  20 AFTER          80           97,960                0   (2)        n/a           97,960
     21             81           86,465              N/A              n/a   (3)     86,465
     22             82           74,970              N/A              n/a           74,970
     23             83           63,475              N/A              n/a           63,475
     24             84           51,980              N/A              n/a           51,980
     25             85           40,485              N/A              n/a           40,485
     26             86           28,990              N/A              n/a           28,990
     27             87           17,495              N/A              n/a           17,495
     28             88            6,000              N/A              n/a            6,000
     29             89                0              N/A              n/a                0
     30             90                0              N/A              n/a                0
     31             91                0              N/A              n/a                0

                    ANNUITY
  CONTRACT           PAYOUT              COMMUTED           PAYOUT RATES
    YEAR            VALUE 2                VALUE           (PER 1000)(1)     PAYOUTS
------------  ---------------------------------------------------------------------------
     0                    $ 0                                    61.68
     1                      0                                    61.99         $ 0
     2                      0                                    62.33           0
     3                      0                                    62.72           0
     4                      0                                    63.16           0
     5                      0                                    63.65           0
     6                      0                                    64.17           0
     7                      0                                    64.73           0
     8                      0                                    65.31           0
     9                      0                                    65.91           0
     10                     0                                    66.56           0
     11                     0                                    69.14           0
     12                     0                                    71.94           0
     13                     0                                    74.99           0
     14                     0                                    78.32           0
     15                     0                                    81.96           0
     16                     0                                    85.92           0
     17                     0                                    90.11           0
     18                     0                                    94.63           0
     19                     0                                    99.55           0
 20 BEFORE     (4)    109,455   (4)
  20 AFTER     (5)          0             $ 78,185   (7)        105.02   (8) 11,495    (6)
     21                     0                  N/A                 N/A       11,495
     22                     0                  N/A                 N/A       11,495
     23                     0                  N/A                 N/A       11,495
     24                     0                  N/A                 N/A       11,495
     25                     0                  N/A                 N/A       11,495
     26                     0                  N/A                 N/A       11,495
     27                     0                  N/A                 N/A       11,495
     28                     0                  N/A                 N/A       11,495
     29                     0                  N/A                 N/A       22,989    (9)
     30                     0                  N/A                 N/A       22,989
     31                     0                  N/A                 N/A       22,989

(1) Payout Rates are only guaranteed if Personal Pension Account Payouts begin within the guarantee window. Personal Pension Account Payouts that begin outside the guarantee window are generally established using rates set at our discretion, subject to the terms of your Contract. We cannot speculate what payout rates could be when commencing Personal Pension Account Payouts outside of the guarantee window. These rates may be as high as, but will never be greater than, the payout rates guaranteed for Personal Pension Account Payouts we set at the time of your Personal Pension Account Contributions. Payout amounts will be no lower than the non-forfeiture amount described in the Owner's contract.

(2) The Accumulation Balance is depleted to $0 based on all amounts being converted to Annuity Payout Value. CDSCs and Premium tax not shown in the Example.

(3)  Interest is no longer credited under the Personal Pension Account.

APP A-8

-------------------------------------------------------------------------------

(4) In year 20, the Owner elected to commute half of their Annuity Payout Value and receive the remaining half in the form of Personal Pension Account Payouts. Thus, the Accumulation Balance of $210,910 is split in half. $109,455 is converted into Annuity Payout Value and will serve as the basis for Personal Pension Account Payouts. The remaining $109,455 will serve as the basis for the Commuted Value calculation.

(5) The Annuity Payout Value of $109,455 is reduced by the Personal Pension Account Payout of $11,495, leaving an Annuity Payout Value of $97,960 remaining.

(6) The Personal Pension Account Payout is derived by multiplying the Annuity Payout Value by the appropriate payout rate and dividing by 1,000. In this case, $109,455*105.02/1,000 = $11,495. However, in this example, half of the Personal Pension Account Payouts are commuted and paid to the Owner in one lump sum. Life contingent Personal Pension Account Payouts may resume after the Guarantee Payout Duration if the Annuitant and Owner are living as illustrated in years 29, 30, and 31.

(7) The Commuted Value depicted is based on commutation of half of the Annuity Payout Value, or $109,455, using a hypothetical discount rate of 6%. The Commuted Value is equal to the present value of the Personal Pension Account Payout(s) associated with the Annuity Payout Value over the remaining Guaranteed Payout Duration (i.e., $109,455/$11,495, rounded down = 9) calculated using the discount rate.

(8) A hypothetical Payout Rate is used because Personal Pension Account Payouts and commutation occur outside of the guarantee window.

(9) In this case, the lifetime Personal Pension Account Payouts for each Annuity Payout Value is $11,495 ($109,455*105.02/1000 = $11,495). When
     combined, these lifetime Personal Pension Account Payouts equal $22,989. Lifetime Personal Pension Account Payouts begin because in this Example the Annuitant is still living. The Owner would give up these lifetime Personal Pension Account Payouts if he or she terminated the Contract.

                    APP A-9

--------------------------------------------------------------------------------

EXAMPLE 5:

The following examples illustrate automatic transfers of investment gains from Sub-Account(s) into the Personal Pension Account (PPA). The examples assume a $100,000 initial premium payment into the Sub-Account(s) with $10,000 initial Contribution into PPA. The examples illustrate the effect of these types of transfers on the components of the variable annuity Contract in varying market conditions. Annual Performance is only shown for illustration purposes, and is not indicative of the performance you have achieved or will achieve under the rider.

(a)  FIXED DOLLAR AMOUNT OPTION

Under this option, the client indicates the specific dollar amount to be transferred and frequency of the transfers. The below illustrates an annual transfer of $5,000 with program election occurring at the time of Contract issue. As used below, "Boy" refers to the beginning of Contract Year.

            CONTRACT         CONTRACT
CONTRACT     VALUE            VALUE                ANNUAL           AWA*
  YEAR       (BOY)        (END OF YEAR)        PERFORMANCE(1)      (BOY)
--------------------------------------------------------------------------
    1      $100,000.00      $102,000.00              2.00%        $5,000.00
    2       97,000.00       100,000.00               3.09%        5,000.00
    3       95,000.00        94,500.00                  -%        5,000.00
                                                     0.53
    4       89,500.00        95,000.00               6.15%        5,000.00
    5       90,000.00        98,000.00               8.89%        5,000.00
    6       93,000.00       106,000.00              13.98%        6,000.00
    7      101,000.00       104,000.00               2.97%        5,000.00
    8       99,000.00       105,000.00               6.06%        5,000.00

                          PPA -
                         BENEFIT         TOTAL DEATH
CONTRACT      RGP*      BALANCE(2)         BENEFIT         TRANSFER
  YEAR       (BOY)        (BOY)             (BOY)           AMOUNT
---------  --------------------------------------------------------
    1      $100,000.00   $10,000.00       $112,000.00      $5,000.00
    2      100,000.00     15,300.00       115,300.00       5,000.00
    3      100,000.00     20,759.00       115,259.00       5,000.00

    4      100,000.00     26,381.77       121,381.77       5,000.00
    5      100,000.00     32,173.22       130,173.22       5,000.00
    6      100,000.00     38,138.42       144,138.42       5,000.00
    7      100,000.00     44,282.57       148,282.57       5,000.00
    8      100,000.00     50,611.05       155,611.05       5,000.00

* As used in this table, AWA refers to Annual Withdrawal Amount and RGP refers to Remaining Gross Premium.

(1) The annual performance displayed applies only to the Contract Value. Annual Performance is only shown for illustration purposes, and is not indicative of the performance you have achieved or will achieve under the rider.

(2)  Annual interests of 3% was utilized in determining the Benefit Balance.

(b) INVESTMENT GAINS OPTION

(a) Under this option, we will automatically transfer over any investment gains determined under the program on an annual basis into the Personal Pension Account. In this example the program was established at the time of Contract issue and there is fluctuating (positive and negative) market conditions. As used below, "BOY" refers to beginning of Contract Year and "EOY" refers to end of Contract Year.

                                                                  PPA         PPA
                CONTRACT      CONTRACT                          BENEFIT     BENEFIT
  CONTRACT       VALUE         VALUE          INVESTMENT        BALANCE     BALANCE
    YEAR         (BOY)         (EOY)          GAINS(1)(2)        (BOY)      (EOY)(4)
-------------------------------------------------------------------------------------
     1         $100,000.00    $99,000.00               -       $10,000.00  $10,300.00
     2           99,000.00    101,000.00       $1,000.00        10,300.00   11,609.00
     3          100,000.00     95,000.00               -   (3)  11,609.00   11,957.27
     4           95,000.00     93,550.00               -        11,957.27   12,315.99
     5           93,550.00     98,000.00               -        12,315.99   12,685.47
     6           98,000.00    100,000.00               -        12,685.47   13,066.03
     7          100,000.00     99,500.00               -        13,066.03   13,458.01
     8           99,500.00    102,000.00        2,000.00        13,458.01   15,861.75

(1) Investment Gains are determined by comparing the positive difference between your Anniversary Value and Starting Value adjusted for surrenders as of each Contract Anniversary. For example, in year 2, we compare the $100,000 PPA Benefit Balance to the Contract Value EOY $101,000.

(2)  Is the amount transferred to the Personal Pension Account.

(3) No transfer to the Personal Pension Account occurs as there are no Investment Gains.

(4) Annual credited interest rate of 3% was utilized in determining the Benefit Balance.

APP A-10

--------------------------------------------------------------------------------

(c)  INVESTMENT GAINS OPTION

(b) Any optional death benefits elected on your contract would be impacted by the transfer of investment gains.

Return of Premium II elected

                                                                                              ROP II                  ROP II
                CONTRACT      CONTRACT                                ROP II              DEATH BENEFIT           DEATH BENEFIT
  CONTRACT       VALUE         VALUE          INVESTMENT           DEATH BENEFIT          PREMIUMS PRIOR             PREMIUMS
    YEAR         (BOY)         (EOY)             GAINS           WITHDRAWAL LIMIT          TO TRANSFER            AFTER TRANSFER
------------------------------------------------------------------------------------------------------------------------------------
     1         $100,000.00    $99,000.00               -                0.00                $100,000.00             $100,000.00
     2           99,000.00    101,000.00       $1,000.00                0.00                 100,000.00               99,009.90  (1)

Maximum Anniversary Value elected

                                                                                                                   ANNIVERSARY
                          CONTRACT      CONTRACT                                  MAV           ANNIVERSARY          VALUE AT
       CONTRACT            VALUE         VALUE          INVESTMENT           DEATH BENEFIT      VALUE PRIOR        END OF EACH
         YEAR              (BOY)         (EOY)             GAINS           WITHDRAWAL LIMIT     TO TRANSFER       CONTRACT YEAR
------------------------------------------------------------------------------------------------------------------------------------
          1              $100,000.00    $99,000.00               -                 N/A           $100,000.00        $100,000.00  (2)
          2                99,000.00    101,000.00       $1,000.00                 N/A            100,000.00          99,009.90  (3)

(1) Transfers impact the Return of Premium II Death Benefit on a proportional basis. We determine a factor by 1 - (Amount of the Partial Surrender in excess of the Withdrawal Limit /(Contract Value Prior to Surrender - Withdrawal Limit)). Assume the Contract Value prior to Surrender was $101,000, therefore the factor is 1-($10,000/($101,000-$0)), or 0.99009901.

(2) The Contract Year 1 Anniversary Value would also be adjusted to $99,009.90 due to the Year 2 $1,000 transfer.

(3) Transfers impact the Maximum Anniversary Value Death Benefit on a proportional basis. We determine a factor by 1-(Partial Surrender / Contract Value Prior to Surrender). Assume the Contract Value Prior to Surrender was $101,000, therefore the factor is 1-($1,000/$101,000), or 0.99009901.

(d) INCOME PATH-ANNUAL TRANSFER SCHEDULE WITH PERFORMANCE:

In this example, the Income Path program is established at the time of Contract issue. The current age of the Annuitant is 70, and the Target Income Age is 75; therefore, the length of time to the Target Income Age 5 years. The Starting Allocation elected is 60% Contract Value and 40% Personal Pension Account. The Target Allocation elected is 20% Contract Value and 80% Personal Pension Account. If there was no financial activity and flat annual performance, we would transfer 8.00% annually:

(Contract Value Starting Allocation - Contract Value Ending Allocation) / number of years from program start date to Target Income Age

(60 - 20) / 5 = 8.00%

                    APP A-11

--------------------------------------------------------------------------------

(e)  INCOME PATH ANNUAL TRANSFER SCHEDULE WITH PERFORMANCE:

                                                                                           INCOME PATH
                                                                                             PROGRAM
                                                                                        ANNUAL ALLOCATION
                                               "PRIOR TO TRANSFER"                          PERCENTAGE
                                                   PERCENTAGES                               TARGETS
                       ANNUAL
                      CONTRACT                                   PPA -                                     PPA -
   CONTRACT             VALUE            CONTRACT               BENEFIT           CONTRACT                BENEFIT
     YEAR          PERFORMANCE(1)          VALUE                BALANCE            VALUE                  BALANCE
---------------------------------------------------------------------------------------------------------------------
       0                                    60.0%                 40.0%            60.0%                    40.0%
       1                   4.3%             60.3%                 39.7%            52.0%                    48.0%
       2                   2.1%             51.8%                 48.2%            44.0%(2)                 56.0%
       3                  -1.6%             42.9%                 57.1%            36.0%                    64.0%
       4                   8.9%             37.3%                 62.7%            28.0%                    72.0%
       5                  -2.4%             26.9%                 73.1%            20.0%                    80.0%

                        ACTUAL
                       TRANSFER
                      FROM CV TO
                         PPA:                    "AFTER TRANSFER"
                      PERCENTAGE                    PERCENTAGES

                                                                  PPA -
   CONTRACT            TRANSFER           CONTRACT               BENEFIT
     YEAR              OF CV %              VALUE                BALANCE
---------------  -----------------------------------------------------------
       0                0.0%                 60.0%                 40.0%
       1                8.3%                 52.0%                 48.0%
       2                7.8%(3)              44.0%                 56.0%
       3                6.9%                 36.0%                 64.0%
       4                9.3%                 28.0%                 72.0%
       5                6.9%                 20.0%                 80.0%

(1) The annual performance displayed applies only to the Contract Value. Annual Performance is only shown for illustration purposes, and is not indicative of the performance you have achieved or will achieve under the rider.

(2) Calculated as follows: Previous year Contract Value percentage - (Starting Allocation - Ending Allocation) / # of years from program start date to Target Income Age: 52.0% - (60 - 20) / 5 = 44.0%

(3) Calculated as follows: Contract Value "Prior to Transfer" Percentage - Contract Value Percentage Target: 51.8% - 44.0% = 7.8%

(f)  MAXIMUM ANNIVERSARY VALUE DEATH BENEFIT EXAMPLES

MAXIMUM ANNIVERSARY VALUE (MAV):

This Death Benefit is equal to the greatest of A, B or C, where:

A = Contract Value (minus Distribution Charges);

B = Premium Payments adjusted for partial Surrenders; and

C = Maximum Anniversary Value.

APP A-12

--------------------------------------------------------------------------------

Assume your initial Premium Payment is $100,000.

                                           TOTAL
                                          PREMIUM
                                         PAYMENTS
                           CONTRACT    (ADJUSTED BY      CONTRACT
       CONTRACT          VALUE(3)(4)    SURRENDERS)        VALUE
         YEAR                "A"            "B"       PERFORMANCE(4)
--------------------------------------------------------------------------
           0              $100,000.00   $100,000.00              0.00%
           1               102,120.00    100,000.00              2.12%
           2               107,001.34    100,000.00              4.78%
           3               105,663.82    100,000.00             -1.25%
           4                96,259.74    100,000.00             -8.90%
           5               106,424.77    100,000.00             10.56%

                                                                  GUARANTEED
                                                                    MINIMUM
                                                                 DEATH BENEFIT
                                              MAXIMUM              AT END OF
                                            ANNIVERSARY       EACH CONTRACT YEAR
       CONTRACT          ANNIVERSARY          VALUE(5)       GREATEST OF "A", "B",
         YEAR              VALUE(2)             "C"                 AND "C"
-----------------------  ------------------------------------------------------------
           0                        -                  -          $100,000.00
           1              $102,120.00        $102,120.00           102,120.00
           2               107,001.34   (1)   107,001.34           107,001.34
           3               105,663.82         107,001.34           107,001.34
           4                96,259.74         107,001.34           107,001.34
           5               106,424.77         107,001.34           107,001.34

(1) Is the highest Anniversary Value and therefore is the Maximum Anniversary Value (MAV).

(2) Anniversary Value each year is first established as the Contract Value on that Anniversary and may later be adjusted by subsequent Premium Payments and Partial Surrenders, if applicable.

(3)  Does not reflect a Distribution Charge, if applicable.

(4) Assumes annual performance on the Contract Value. Annual Performance is only shown for illustration purposes, and is not indicative of the performance you have achieved or will achieve under the rider.

(5)  Is the Maximum Anniversary Value as of the end of each Contract Year.

                    APP A-13

--------------------------------------------------------------------------------

Assume your initial Premium Payment is $100,000. At the end of Contract Year 2 you apply a subsequent Premium Payment of $50,000. In Contract Year 5 you take a partial Surrender for $10,000.

                             TOTAL
                            PREMIUM                                                                         DEATH BENEFIT
                           PAYMENTS                                                      MAXIMUM              AT END OF
             CONTRACT    (ADJUSTED BY          CONTRACT                                ANNIVERSARY       EACH CONTRACT YEAR
 CONTRACT   VALUE(5)(7)   SURRENDERS)            VALUE       ANNIVERSARY                 VALUE(8)       GREATEST OF "A", "B",
   YEAR         "A"           "B"           PERFORMANCE(4)     VALUE(4)                    "C"                 AND "C"
--------------------------------------------------------------------------------------------------------------------------------
    0       $100,000.00   $100,000.00              0.00  %              -                         -         $100,000.00
    1        102,120.00    100,000.00              2.12  %    $141,828.27  (1)(3)       $102,120.00          102,120.00
    2        157,001.34    150,000.00   (2)        4.78  %     146,379.36  (1)(3)(6)     157,001.34          157,001.34
    3        155,038.82    150,000.00             -1.25  %     144,549.62  (3)           157,001.34          157,001.34
    4        141,240.36    150,000.00             -8.90  %     131,684.70  (3)           157,001.34          157,001.34
    5        137,808.04    139,851.70   (3)        4.65  %     137,808.04                146,379.36          146,379.36

(1) The Year 1 & 2 Anniversary Values are adjusted by the subsequent Premium Payment of $50,000.

(2) Premium Payments of $100,000 are adjusted by the subsequent Premium Payment of $50,000.

(3) The $10,000 Partial Surrender results in a factor of 0.932344682 being applied to Premium Payments as well as previous Anniversary Values. The factor of 0.932344682 is derived by 1-(Partial Surrender $10,000 / Contract Value Prior to Surrender $147,808.04). We will reduce the assigned value of Premium Payments and Maximum Anniversary Value as used in this formula based on a factor whenever partial Surrenders occur. The factor is equal to 1 - (a/b) where "a" is the amount of the partial Surrender and "b" is the Contract Value immediately prior to the partial Surrender. The impact of the $10,000 Partial Surrender on the Death Benefit would be the same if a $10,000 transfer to the Personal Pension Account was made.

(4) Anniversary Value each year is first established as the Contract Value on that Anniversary and later may be adjusted by subsequent Premium Payments and Partial Surrenders, if applicable.

(5)  Does not reflect a Distribution Charge, if applicable.

(6) Is the Maximum Anniversary Value (MAV) as adjusted by subsequent Premium Payments and Partial Surrenders.

(7) Assumes annual performance on the Contract Value, as well as subsequent Premium Payment and Partial Surrender activity. Annual Performance is only shown for illustration purposes, and is not indicative of the performance you have achieved or will achieve under the rider.

APP A-14

--------------------------------------------------------------------------------


MAXIMUM ANNIVERSARY VALUE RIDER CHARGE EXAMPLE


Assume the Maximum Anniversary Value is $102,120.00 and Premium Payments is $100,000. The current rider charge is 0.75%.

The current rider charge is assessed on the greater of the Maximum Anniversary Value or Premium Payments; therefore, the rider charge is $765.90, or $102,120 x 0.75%.

                    APP A-15

--------------------------------------------------------------------------------


RETURN OF PREMIUM II EXAMPLE


Assume your initial Premium Payment is $100,000. In Contract Year 2 you apply a subsequent Premium Payment of $50,000. In Contract Year 5 you take a partial Surrender for $10,000.

                                                     GUARANTEED
                                                      MINIMUM
                                                   DEATH BENEFIT
  CONTRACT      CONTRACT      PREMIUM                AT END OF
    YEAR      VALUE(3)(4)     PAYMENTS           EACH CONTRACT YEAR
---------------------------------------------------------------------
     0         $100,000.00   $100,000.00             $100,000.00
     1          102,120.00    100,000.00              102,120.00
     2          157,001.34    150,000.00   (1)        157,001.34
     3          155,038.82    150,000.00              155,038.82
     4          141,240.36    150,000.00              150,000.00
     5          137,808.04    139,851.70   (2)        139,851.70

(1) Premium Payments of $100,000 are adjusted by the subsequent Premium Payment of $50,000.

(2) The $10,000 Partial Surrender results in a factor of 0.932344682 being applied to Premium Payments. After multiplying the factor of 0.932344682 to $150,000, the adjusted Premium Payments equal $139,851.70. The factor of
     0.932344682 is derived by 1-(Partial Surrender $10,000 / Contract Value Prior to Surrender $147,808.04). The impact of the $10,000 Partial Surrender on the Minimum Guaranteed Death Benefit would be the same if a $10,000 transfer to the Personal Pension Account was made.

(3)  Does not reflect a Distribution Charge, if applicable.

(4) Assumes annual performance on the Contract Value, as well as subsequent Premium Payment and Partial Surrender activity.

APP A-16

-------------------------------------------------------------------------------

REMAINING GROSS PREMIUM EXAMPLES

EXAMPLE 1: ILLUSTRATES A PARTIAL SURRENDER THAT IS LESS THAN THE AWA IN A DOWN MARKET. ASSUME A PARTIAL SURRENDER TAKEN IN CONTRACT YEAR 2 EQUALS $5,000.

VALUES PRIOR TO THE PARTIAL SURRENDER:

-   Your total Premium Payments are $100,000

-   Your Contract Value just prior to the partial Surrender is $90,000

- Your earnings (maximum of Contract Value - Remaining Gross Premiums, or 0) are $0

- Your AWA (maximum of earnings or 5% of total Premium Payments subject to CDSC) is $5,000, which is 5% of total Premium Payments subject to CDSC

-   Your Remaining Gross Premiums are $100,000

VALUES AFTER THE PARTIAL SURRENDER:

-   Your total Premium Payments are $100,000

-   Your Contract Value after the partial Surrender is $85,000

- Your AWA is $0 for the remainder of the Contract Year because the full AWA was taken (unless future earnings within the same Contract Year exceed 5% of the total Premium Payments subject to CDSC)

- Your Remaining Gross Premium is $100,000. The partial Surrender was equal to the AWA so the Remaining Gross Premium is not reduced

-   Your CDSC is $0, as the AWA was not exceeded

EXAMPLE 2: ILLUSTRATES A PARTIAL SURRENDER IN EXCESS OF THE AWA IN A DOWN MARKET, THE NON-CUMULATIVE FEATURE OF THE AWA AND IMPACTS TO FUTURE AWA CALCULATIONS. ASSUME TWO PARTIAL SURRENDERS ARE TAKEN IN CONTRACT YEAR 2, FOR $5,000 EACH. ANOTHER PARTIAL SURRENDER IS TAKEN IN CONTRACT YEAR 3 FOR $15,000.

VALUES PRIOR TO THE FIRST PARTIAL SURRENDER:

-   Your total Premium Payments are $100,000

-   Your Contract Value just prior to the partial Surrender is $90,000

- Your earnings (maximum of Contract Value - Remaining Gross Premiums, or 0) are $0

- Your AWA (maximum of earnings, or 5% of total Premium Payments subject to CDSC) is $5,000, which is 5% of total Premium Payments subject to CDSC

-   Your Remaining Gross Premiums are $100,000

VALUES AFTER THE FIRST PARTIAL SURRENDER:

-   Your total Premium Payments are $100,000

-   Your Contract Value after the first partial Surrender is $85,000

- Your AWA is $0 for the remainder of the Contract Year because the full AWA was taken (unless future earnings within the same Contract Year exceed 5% of the total Premium Payments subject to CDSC)

- Your Remaining Gross Premium is $100,000. The partial Surrender was equal to the AWA so the Remaining Gross Premium is not reduced

-   Your CDSC is $0 because the AWA was not exceeded

VALUES PRIOR TO THE SECOND PARTIAL SURRENDER:

-   Your total Premium Payments are $100,000

-   Your Contract Value just prior to the second partial Surrender is $75,000

- Your earnings (maximum of Contract Value - Remaining Gross Premiums, or 0) are $0

- Your AWA (maximum of earnings, or 5% of total Premium Payments subject to CDSC) is $0

-   Your Remaining Gross Premiums are $100,000

                                                                    APP A-17

-------------------------------------------------------------------------------

VALUES AFTER THE SECOND PARTIAL SURRENDER:

-   Your total Premium Payments are $100,000

-   Your Contract Value after the second partial Surrender is $70,000

- Your AWA is $0 for the remainder of the Contract Year because the AWA has been exceeded (unless future earnings within the same Contract Year exceed 5% of the total Premium Payments subject to CDSC)

- Your Remaining Gross Premium is $95,000, which is your prior Remaining Gross Premium reduced by the amount of the partial Surrender in excess ($5,000) of the AWA

- The CDSC applied to this $5,000 partial Surrender is $350, which is the amount of the partial Surrender in excess of the AWA ($5,000) multiplied by 7%

VALUES PRIOR TO THE THIRD PARTIAL SURRENDER:

-   Your total Premium Payments are $100,000

-   Your Contract Value prior to the third partial Surrender is $78,000

- Your earnings (maximum of Contract Value - Remaining Gross Premiums, or 0) are $9,000

- Your AWA (maximum of earnings, or 5% of total Premium Payments subject to CDSC) is $5,000, which is 5% of total Premium Payments subject to CDSC

-   Your Remaining Gross Premium is $95,000

VALUES AFTER THE SECOND PARTIAL SURRENDER:

-   Your total Premium Payments are $100,000

-   Your Contract Value after the second partial Surrender is $68,000

- Your AWA is $0 for the remainder of the Contract Year because the full AWA has been taken (unless future earnings within the same Contract Year exceed 5% of the total Premium Payments subject to CDSC)

- Your Remaining Gross Premium is $85,000, which is your prior Remaining Gross Premium reduced by the amount of the partial Surrender in excess ($10,000) of the AWA

- The CDSC applied to this $15,000 partial Surrender is $700, which is the amount of the partial Surrender in excess of the AWA ($10,000) multiplied by 7%

EXAMPLE 3: ILLUSTRATES A PARTIAL SURRENDER IN EXCESS OF THE AWA IN AN UP MARKET, THE NON-CUMULATIVE FEATURE OF THE AWA AND IMPACTS TO FUTURE AWA CALCULATIONS. ASSUME BOTH PARTIAL SURRENDERS ARE TAKEN IN CONTRACT YEAR 1 FOR $10,000 EACH. ANOTHER PARTIAL SURRENDER IS TAKEN IN CONTRACT YEAR 3 FOR $15,000

VALUES PRIOR TO THE FIRST PARTIAL SURRENDER:

-   Your total Premium Payments are $100,000

-   Your Contract Value just prior to the partial Surrender is $110,000

- Your earnings (maximum of Contract Value - Remaining Gross Premiums, or 0) are $10,000

- Your AWA (maximum of earnings, or 5% of total Premium Payments subject to CDSC) is $10,000, which are your earnings

-   Your Remaining Gross Premiums are $100,000

VALUES AFTER THE FIRST PARTIAL SURRENDER:

-   Your total Premium Payments are $100,000

-   Your Contract Value after the first partial Surrender is $100,000

- Your AWA is $0 for the remainder of the Contract Year because the full AWA was taken (unless future earnings within the same Contract Year exceed 5% of the total Premium Payments subject to CDSC)

- Your Remaining Gross Premium is $100,000. The partial Surrender did not exceed the AWA so the Remaining Gross Premium is not reduced

-   Your CDSC is $0 because the AWA was not exceeded

APP A-18

-------------------------------------------------------------------------------

VALUES PRIOR TO THE SECOND PARTIAL SURRENDER:

-   Your total Premium Payments are $100,000

-   Your Contract Value prior to the second partial Surrender is $100,000

- Your earnings (maximum of Contract Value - Remaining Gross Premiums, or 0) are $0

- Your AWA (maximum of earnings, or 5% of total Premium Payments subject to CDSC) is $0

-   Your Remaining Gross Premiums are $100,000

VALUES AFTER THE SECOND PARTIAL SURRENDER:

-   Your total Premium Payments are $100,000

-   Your Contract Value after the second partial Surrender is $90,000

- Your AWA is $0 for the remainder of the Contract Year because the AWA has been exceeded (unless future earnings within the same Contract Year exceed 5% of the total Premium Payments subject to CDSC)

- Your Remaining Gross Premium is $90,000, which is your prior Remaining Gross Premium reduced by the amount of the partial Surrender in excess ($10,000) of the AWA

- The CDSC applied to this $10,000 partial Surrender is $700, which is the amount of the partial Surrender in excess of the AWA ($10,000) multiplied by 7%

VALUES PRIOR TO THE THIRD PARTIAL SURRENDER:

-   Your total Premium Payments are $100,000

-   Your Contract Value prior to the third partial Surrender is $99,000

- Your earnings (maximum of Contract Value - Remaining Gross Premiums, or 0) are $9,000

- Your AWA (maximum of earnings, or 5% of total Premium Payments subject to CDSC) is $9,000, which are your earnings

-   Your Remaining Gross Premiums are $90,000

VALUES AFTER THE THIRD PARTIAL SURRENDER:

-   Your total Premium Payments are $100,000

-   Your Contract Value after the third partial surrender is $84,000

- Your AWA is $0 for the remainder of the Contract Year because the AWA has been exceeded (unless future earnings within the same Contract Year exceed 5% of the total Premium Payments subject to CDSC)

- Your Remaining Gross Premium is $84,000, which is your prior Remaining Gross Premium reduced by the amount of the partial Surrender in excess ($6,000) of the AWA

- The CDSC applied to this $15,000 partial Surrender is $420, which is the amount of the partial Surrender in excess of the AWA ($6,000) multiplied by 7%

EXAMPLE 4: ILLUSTRATES A FULL SURRENDER CALCULATION WITH ONE OF TWO PREMIUM PAYMENTS OUT OF THE APPLICABLE CDSC SCHEDULE. ASSUME TWO PREMIUM PAYMENTS WERE MADE FOR $100,000 EACH. ONE WAS APPLIED IN THE BEGINNING OF CONTRACT YEAR 1, THE SECOND IN THE BEGINNING OF CONTRACT YEAR 3. A FULL SURRENDER IS TAKEN IN CONTRACT YEAR 8.

VALUES PRIOR TO THE FULL SURRENDER:

-   Your total Premium Payments are $200,000

-   Your Contract Value just prior to the full Surrender is $300,000

- Your earnings (maximum of Contract Value - Remaining Gross Premiums, or 0) are $100,000

- Your AWA (maximum of earnings, or 5% of total Premium Payments subject to CDSC) is $200,000, which is the premium out of CDSC schedule ($100,000) plus your earnings

- Your Remaining Gross Premium for the second Premium Payment (still in CDSC) is $100,000

                                                                    APP A-19

-------------------------------------------------------------------------------

VALUES AFTER THE FULL SURRENDER:

-   Your Contract Value after the full Surrender is $0

- The CDSC applied to this $300,000 full Surrender is $4,000, which is the maximum of the full Surrender or Remaining Gross Premium, reduced by the AWA ($100,000) multiplied by 4%

EXAMPLE 5: ILLUSTRATES A FULL SURRENDER CALCULATION IN A DOWN MARKET.

VALUES PRIOR TO THE FULL SURRENDER:

-   Your total Premium Payments are $100,000

-   Your Contract Value just prior to the full Surrender is $50,000

- Your earnings (maximum of Contract Value - Remaining Gross Premiums, or 0) are $0

- Your AWA (maximum of earnings, or 5% of total Premium Payments subject to CDSC) is $5,000, which is 5% of total Premium Payments subject to CDSC

-   Your Remaining Gross Premiums are $100,000

VALUES AFTER THE FULL SURRENDER:

-   Your Contract Value after the full Surrender is $0

- The CDSC applied to this $50,000 full Surrender is $6,650, which is the maximum of the full Surrender or Remaining Gross Premium reduced by the AWA ($95,000) multiplied by 7% (using the 7-year CDSC schedule applicable to the B-Share Hartford's Personal Retirement Manager variable annuity Contract)

                                                                     APP B-1

-------------------------------------------------------------------------------

APPENDIX B - ACCUMULATION UNIT VALUES

The following information should be read in conjunction with the financial statements for the Separate Account included in the Statement of Additional Information.

There are several classes of Accumulation Unit Values under the Contract depending on the number of optional benefits you select. The table below shows only the highest and lowest possible Accumulation Unit Value, assuming you select no optional benefits or assuming you select all optional benefits. A table showing all classes of Accumulation Unit Values corresponding to all combinations of optional benefits is shown in the Statement of Additional Information, which you may obtain free of charge by contacting us.

There is no information for the Sub-Accounts because as of December 31, 2009, the Sub-Accounts had not commenced operations.

                                                                     APP C-1

-------------------------------------------------------------------------------

APPENDIX C - FUND DATA

I. INVESTMENT OPTIONS (STANDARD)

FUNDING OPTION                          INVESTMENT OBJECTIVE SUMMARY           INVESTMENT ADVISER/SUB-ADVISER      CLASSIFICATION
---------------------------------------------------------------------------------------------------------------------------------
INVESCO VARIABLE INSURANCE FUNDS
 INVESCO V.I. CORE EQUITY FUND -   Seeks long-term growth of capital       Invesco Advisers, Inc.                  Equity
  SERIES II (1)
 INVESCO V.I. GLOBAL MULTI-ASSET   Seeks to provide total return           Invesco Advisers, Inc.                  Multi-Asset
  FUND - SERIES II (2)             consistent with a moderate level of
                                   risk relative to the broad stock
                                   market
 INVESCO V.I. INTERNATIONAL        Seeks long-term growth of capital       Invesco Advisers, Inc.                  Equity
  GROWTH FUND - SERIES II (3)
 INVESCO V.I. MID CAP CORE EQUITY  Seeks long-term growth of capital       Invesco Advisers, Inc.                  Limited
  FUND - SERIES II (4)
 INVESCO V.I. SMALL CAP EQUITY     Seeks long-term growth of capital       Invesco Advisers, Inc.                  Limited
  FUND - SERIES II (5)
ALLIANCEBERNSTEIN VARIABLE
PRODUCTS SERIES FUND, INC.
 ALLIANCEBERNSTEIN VPS BALANCED    Maximize total return consistent with   AllianceBernstein L.P.                  Multi-Asset
  WEALTH STRATEGY PORTFOLIO -      Advisor's determination of reasonable
  CLASS B                          risk
 ALLIANCEBERNSTEIN VPS             Seeks long-term growth of capital       AllianceBernstein L.P.                  Equity
  INTERNATIONAL VALUE PORTFOLIO -
  CLASS B
 ALLIANCEBERNSTEIN VPS SMALL/MID   Seeks long-term growth of capital       AllianceBernstein L.P.                  Equity
  CAP VALUE PORTFOLIO - CLASS B
FIDELITY VARIABLE INSURANCE
PRODUCTS FUNDS
 FIDELITY(R) VIP CONTRAFUND(R)     Seeks long-term capital appreciation    Fidelity Management & Research Company  Equity
  PORTFOLIO - SERVICE CLASS 2                                              Sub-advised by FMR Co., Inc. and other
                                                                           Fidelity affiliates
 FIDELITY(R) VIP MID CAP           Long-term growth of capital with        Fidelity Management & Research Company  Equity
  PORTFOLIO - SERVICE CLASS 2      current income as a secondary           Sub-advised by FMR Co., Inc. and other
                                   consideration                           Fidelity affiliates
 FIDELITY(R) VIP STRATEGIC INCOME  Seeks a high level of current income.   Fidelity Investments Money Management   Limited
  PORTFOLIO - SERVICE CLASS 2      The fund may also seek capital
                                   appreciation
FRANKLIN TEMPLETON VARIABLE
INSURANCE PRODUCTS TRUST
 FRANKLIN FLEX CAP GROWTH          Seeks capital appreciation              Franklin Advisers, Inc.                 Equity
  SECURITIES FUND - CLASS 4
 FRANKLIN INCOME SECURITIES FUND   Seeks to maximize income while          Franklin Advisers, Inc.                 Limited
  - CLASS 4                        maintaining prospects for capital
                                   appreciation
 FRANKLIN RISING DIVIDENDS         Seeks long-term capital appreciation    Franklin Advisory Services, LLC         Equity
  SECURITIES FUND - CLASS 4        with preservation of capital as an
                                   important consideration

APP C-2

-------------------------------------------------------------------------------

FUNDING OPTION                          INVESTMENT OBJECTIVE SUMMARY           INVESTMENT ADVISER/SUB-ADVISER      CLASSIFICATION
---------------------------------------------------------------------------------------------------------------------------------
 FRANKLIN SMALL CAP VALUE          Seeks long-term total return            Franklin Advisory Services, LLC         Limited
  SECURITIES FUND - CLASS 4
 FRANKLIN SMALL-MID CAP GROWTH     Seeks long-term capital growth          Franklin Advisers, Inc.                 Limited
  SECURITIES FUND - CLASS 4
 FRANKLIN STRATEGIC INCOME         Seeks a high level of current income,   Franklin Advisers, Inc.                 Limited
  SECURITIES FUND - CLASS 4        with capital appreciation over the
                                   long term as a secondary goal
 MUTUAL GLOBAL DISCOVERY           Seeks capital appreciation              Franklin Mutual Advisers, LLC           Equity
  SECURITIES FUND - CLASS 4                                                Sub-advised by Franklin Templeton
                                                                           Investment Management Limited
 MUTUAL SHARES SECURITIES FUND -   Capital appreciation, with income as a  Franklin Mutual Advisers, LLC           Equity
  CLASS 4                          secondary goal
 TEMPLETON FOREIGN SECURITIES      Seeks long-term capital growth          Templeton Investment Counsel, LLC       Equity
  FUND - CLASS 4
 TEMPLETON GLOBAL BOND SECURITIES  Seeks high current income, consistent   Franklin Advisers, Inc.                 Limited
  FUND - CLASS 4                   with preservation of capital, with
                                   capital appreciation as a secondary
                                   consideration
 TEMPLETON GROWTH SECURITIES FUND  Seeks long-term capital growth          Templeton Global Advisors Limited       Equity
  - CLASS 4                                                                Sub-advised by Templeton Asset
                                                                           Management Ltd.
HARTFORD HLS SERIES FUND II, INC.
 HARTFORD GROWTH OPPORTUNITIES     Seeks capital appreciation              HL Investment Advisors, LLC             Equity
  HLS FUND - CLASS IB                                                      Sub-advised by Wellington Management
                                                                           Company, LLP
 HARTFORD U.S. GOVERNMENT          Seeks to maximize total return while    HL Investment Advisors, LLC             Fixed
  SECURITIES HLS FUND - CLASS IB   providing shareholders with a high      Sub-advised by Hartford Investment
                                   level of current income consistent      Management Company
                                   with prudent investment risk
HARTFORD SERIES FUND, INC.
 AMERICAN FUNDS ASSET ALLOCATION   Seeks high total return consistent      HL Investment Advisors, LLC             Equity
  HLS FUND - CLASS IB              with preservation of capital over the
                                   long term
 AMERICAN FUNDS BLUE CHIP INCOME   Seeks to produce income exceeding the   HL Investment Advisors, LLC             Equity
  AND GROWTH HLS FUND - CLASS IB   average yield on U.S. stocks generally
                                   (as represented by the average yield
                                   on the S&P 500 Index) and to provide
                                   an opportunity for growth of principal
                                   consistent with sound common stock
                                   investing.
 AMERICAN FUNDS BOND HLS FUND -    Seeks to maximize current income and    HL Investment Advisors, LLC             Fixed
  CLASS IB                         preservation of capital
 AMERICAN FUNDS GLOBAL BOND HLS    Seeks a high level of total return      HL Investment Advisors, LLC             Limited
  FUND - CLASS IB                  over the long term
 AMERICAN FUNDS GLOBAL GROWTH AND  Seeks growth of capital over time and   HL Investment Advisors, LLC             Equity
  INCOME HLS FUND - CLASS IB       current income
 AMERICAN FUNDS GLOBAL GROWTH HLS  Seeks growth of capital                 HL Investment Advisors, LLC             Equity
  FUND - CLASS IB

                                                                     APP C-3

-------------------------------------------------------------------------------

FUNDING OPTION                          INVESTMENT OBJECTIVE SUMMARY           INVESTMENT ADVISER/SUB-ADVISER      CLASSIFICATION
---------------------------------------------------------------------------------------------------------------------------------
 AMERICAN FUNDS GLOBAL SMALL       Seeks growth of capital over time       HL Investment Advisors, LLC             Limited
  CAPITALIZATION HLS FUND - CLASS
  IB
 AMERICAN FUNDS GROWTH HLS FUND -  Seeks growth of capital                 HL Investment Advisors, LLC             Equity
  CLASS IB
 AMERICAN FUNDS GROWTH-INCOME HLS  Seeks growth of capital and income      HL Investment Advisors, LLC             Equity
  FUND - CLASS IB                  over time
 AMERICAN FUNDS INTERNATIONAL HLS  Seeks growth of capital over time       HL Investment Advisors, LLC             Equity
  FUND - CLASS IB
 AMERICAN FUNDS NEW WORLD HLS      Seeks growth of capital over time       HL Investment Advisors, LLC             Limited
  FUND - CLASS IB
 HARTFORD CAPITAL APPRECIATION     Seeks growth of capital                 HL Investment Advisors, LLC             Equity
  HLS FUND - CLASS IB                                                      Sub-advised by Wellington Management
                                                                           Company, LLP
 HARTFORD DISCIPLINED EQUITY HLS   Seeks growth of capital                 HL Investment Advisors, LLC             Equity
  FUND - CLASS IB                                                          Sub-advised by Wellington Management
                                                                           Company, LLP
 HARTFORD DIVIDEND AND GROWTH HLS  Seeks a high level of current income    HL Investment Advisors, LLC             Equity
  FUND - CLASS IB                  consistent with growth of capital       Sub-advised by Wellington Management
                                                                           Company, LLP
 HARTFORD GLOBAL GROWTH HLS FUND   Seeks growth of capital                 HL Investment Advisors, LLC             Equity
  - CLASS IB                                                               Sub-advised by Wellington Management
                                                                           Company, LLP
 HARTFORD GLOBAL RESEARCH HLS      Seeks long-term capital appreciation    HL Investment Advisors, LLC             Equity
  FUND - CLASS IB (6)                                                      Sub-advised by Wellington Management
                                                                           Company, LLP
 HARTFORD GROWTH HLS FUND - CLASS  Seeks long-term capital appreciation    HL Investment Advisors, LLC             Equity
  IB                                                                       Sub-advised by Wellington Management
                                                                           Company, LLP
 HARTFORD HIGH YIELD HLS FUND -    Seeks high current income with growth   HL Investment Advisors, LLC             Limited
  CLASS IB                         of capital as a secondary objective     Sub-advised by Hartford Investment
                                                                           Management Company
 HARTFORD INDEX HLS FUND - CLASS   Seeks to provide investment results     HL Investment Advisors, LLC             Equity
  IB                               which approximate the price and yield   Sub-advised by Hartford Investment
                                   performance of publicly traded common   Management Company
                                   stocks in the aggregate
 HARTFORD INTERNATIONAL            Seeks long-term growth of capital       HL Investment Advisors, LLC             Equity
  OPPORTUNITIES HLS FUND - CLASS                                           Sub-advised by Wellington Management
  IB                                                                       Company, LLP
 HARTFORD MONEY MARKET HLS FUND -  Maximum current income consistent with  HL Investment Advisors, LLC             Fixed
  CLASS IB*                        liquidity and preservation of capital   Sub-advised by Hartford Investment
                                                                           Management Company
 HARTFORD SMALL COMPANY HLS FUND   Seeks growth of capital                 HL Investment Advisors, LLC             Limited
  - CLASS IB                                                               Sub-advised by Wellington Management
                                                                           Company, LLP and Hartford Investment
                                                                           Management Company
 HARTFORD TOTAL RETURN BOND HLS    Seeks a competitive total return, with  HL Investment Advisors, LLC             Fixed
  FUND - CLASS IB                  income as a secondary objective         Sub-advised by Hartford Investment
                                                                           Management Company

APP C-4

-------------------------------------------------------------------------------

FUNDING OPTION                          INVESTMENT OBJECTIVE SUMMARY           INVESTMENT ADVISER/SUB-ADVISER      CLASSIFICATION
---------------------------------------------------------------------------------------------------------------------------------
 HARTFORD VALUE HLS FUND - CLASS   Seeks long-term total return            HL Investment Advisors, LLC             Equity
  IB                                                                       Sub-advised by Wellington Management
                                                                           Company, LLP
LORD ABBETT SERIES FUND, INC.
 LORD ABBETT BOND-DEBENTURE        High current income and capital         Lord, Abbett & Co. LLC                  Limited
  PORTFOLIO - CLASS VC             appreciation to produce the
                                   opportunity for a high total return
 LORD ABBETT FUNDAMENTAL EQUITY    Long-term growth of capital and income  Lord, Abbett & Co. LLC                  Equity
  PORTFOLIO - CLASS VC (7)         without excessive fluctuations in
                                   market value
 LORD ABBETT GROWTH AND INCOME     Long-term growth of capital and income  Lord, Abbett & Co. LLC                  Equity
  PORTFOLIO - CLASS VC             without excessive fluctuations in
                                   market value
MFS(R) VARIABLE INSURANCE TRUST
 MFS(R) GROWTH SERIES - SERVICE    Seeks capital appreciation              MFS Investment Management               Equity
  CLASS
 MFS(R) INVESTORS TRUST SERIES -   Seeks capital appreciation              MFS Investment Management               Equity
  SERVICE CLASS
 MFS(R) RESEARCH BOND SERIES -     Total return with an emphasis on high   MFS Investment Management               Fixed
  SERVICE CLASS                    current income, but also considering
                                   capital appreciation
 MFS(R) TOTAL RETURN SERIES -      Seeks total return                      MFS Investment Management               Multi-Asset
  SERVICE CLASS
 MFS(R) VALUE SERIES - SERVICE     Seeks capital appreciation              MFS Investment Management               Equity
  CLASS
PUTNAM VARIABLE TRUST
 PUTNAM VT EQUITY INCOME FUND -    Capital growth and current income       Putnam Investment Management, LLC       Equity
  CLASS IB
 PUTNAM VT INVESTORS FUND - CLASS  Long-term growth of capital and any     Putnam Investment Management, LLC       Equity
  IB                               increased income that results from
                                   this growth
 PUTNAM VT VOYAGER FUND - CLASS    Capital appreciation                    Putnam Investment Management, LLC       Equity
  IB
 FIXED ACCUMULATION FEATURE**      Preservation of capital                 General Account                         N/A

NOTES

(1)  Formerly AIM V.I. Core Equity Fund - Series II

(2)  Formerly AIM V.I. PowerShares ETF Allocation Fund - Series II

(3)  Formerly AIM V.I. International Growth Fund - Series II

(4)  Formerly AIM V.I. Mid Cap Core Equity Fund - Series II

(5)  Formerly AIM V.I. Small Cap Equity Fund - Series II

(6)  Formerly Hartford Global Equity HLS Fund - Class IA

(7)  Formerly Lord Abbett All Value Portfolio - Class VC

* In a low interest rate environment, yields for money market funds, after deduction of Contract charges may be negative even though the fund's yield, before deducting for such charges, is positive. If you allocate a portion of your Contract Value to a money market Sub-Account or participate in an Asset Allocation Program where Contract Value is allocated to a money market Sub-Account, that portion of your Contract Value may decrease in value.

** The Fixed Accumulation Feature is not a Sub-Account and the Company does not provide investment advice in connection with this feature. The Fixed Accumulation Feature is currently not available to C Share and I Share Contracts.

                                                                     APP D-1

-------------------------------------------------------------------------------

APPENDIX D - CONTRACT EXCHANGE PROGRAM

This notice provides important points to think about before you exchange qualifying existing variable annuity(ies) for Hartford's Personal Retirement Manager variable annuity. You should review the prospectus for Hartford's Personal Retirement Manager variable annuity ("Prospectus") for more information about Hartford's Personal Retirement Manager contract ("Replacement Contract") between each Owner and joint Owner ("you") and Hartford Life and Annuity Insurance Company or Hartford Life Insurance Company ("us," "we" or "our") and its risks. You can obtain a copy of the Prospectus and the statement of additional information ("SAI"), as filed with the Securities and Exchange Commission, free of charge, by contacting us.

We are offering Eligible Contract Owners (as defined below) the opportunity to exchange an Eligible Contract (as defined below) for a Replacement Contract. We reserve the right to start and stop this offer, in whole or in part, at any time without notice.

I. WHO IS ELIGIBLE TO PARTICIPATE IN THIS EXCHANGE PROGRAM?

This exchange program is available to Contract Owners who meet ALL of the following qualifications. We call contract owners that meet all of these qualifications "Eligible Contract Owners":

- You must own an Access, Core, Outlook or Plus version of one or more of the following series of contracts ("Eligible Contracts") as of the Exchange Date (as defined below).

X  Director Series VII, VIII

X  Hartford Leaders Series I/IR; II/IIR, III, IV


X  Director M


- The Owner(s), Annuitant and Beneficiary in all Eligible Contracts must remain the same in the Replacement Contract.

- The Contract Value of all Eligible Contracts (or the cumulative Contract Value of multiple Eligible Contracts) must meet the Contract Value minimum requirements for the Replacement Contract as of the Exchange Date. All Contract Value within Eligible Contracts that you decide to exchange must be exchanged; partial exchanges are not permitted.

- For Access version Contracts, You must have owned Eligible Contract(s) for at least 12 months from the original contract issue date of the youngest Eligible Contract to be exchanged and all subsequent Premium Payments must be at least 12 months old.

- You must be a customer of a Financial Intermediary who is participating in this program.

- Your Eligible Contract(s) include an IRA, Roth IRA, SEP IRA, Simple IRA, SAR SEP IRA, or Non-Qualified plan type.

- The Replacement Contract cannot be subject to a sales charge in excess of 9% of the total Premium Payments made under all Eligible Contracts as of the exchange date.

- The following table shows the share class of a Replacement Contract that you may exchange an Eligible Contract for:


   ELIGIBLE CONTRACT SHARE CLASS          REPLACEMENT CONTRACT SHARE CLASS
--------------------------------------------------------------------------------
               Core                                    B or A*
              Access                                      C
              Outlook                                  C or L*
               Plus                                       B
               Edge                                       A



                * Not every contract share class is available through your Financial Intermediary.


-   You must not:

X Be age 81 or older as of the Exchange Date (including any other Contract Owner(s) and the Annuitant).

X Have any Premium Payments that are still subject to contingent deferred sales charges (CDSC).

APP D-2

-------------------------------------------------------------------------------

II. WHAT ARE SOME KEY DIFFERENCES BETWEEN THESE CONTRACTS?

    (I) FEES AND EXPENSES

This section compares some of the fees and expenses that may differ between an Eligible Contract and a Replacement Contract.

TABLE 1 - CONTRACT TRANSACTION EXPENSES

The first set of tables describes the charges you pay at the time you buy a Contract or withdraw Contract Value, including commutation of the Personal Pension Account values. These tables do not show potential annual maintenance fees, (1) annual fund operating expenses, optional rider fees, premium taxes and other taxes that may apply.


                                  MORTALITY &
                                    EXPENSE
                                     RISK         ADMIN.     DISTRIBUTION
ACCESS/C SHARE CONTRACTS            CHARGE        CHARGE      CHARGE (3)
----------------------------------------------------------------------------
Replacement Contract                  1.30%         0.20%         0.00%
Director Access Series I              1.50%         0.00%         0.00%
 Contract Years 1-7
Director Access Series I              1.25%         0.00%         0.00%
 Contract Years 8+
Director Access Series II             1.50%         0.00%         0.00%
Director M Access                     1.45%         0.20%         0.00%
Hartford Leaders Access               1.50%         0.15%         0.00%
 Series I Contract Years 1-7
Hartford Leaders Access               1.25%         0.15%         0.00%
 Series I Contract Years 8+
Hartford Leaders Access               1.50%         0.15%         0.00%
 Series II


                                                        CONTINGENT DEFERRED SALES CHARGE YEAR (2)
ACCESS/C SHARE CONTRACTS        1          2          3          4          5          6          7          8          9+
-----------------------------  --------------------------------------------------------------------------------------------
Replacement Contract             2%         0%         0%         0%         0%         0%         0%         0%         0%
Director Access Series I         0%         0%         0%         0%         0%         0%         0%         0%         0%
 Contract Years 1-7
Director Access Series I         0%         0%         0%         0%         0%         0%         0%         0%         0%
 Contract Years 8+
Director Access Series II        0%         0%         0%         0%         0%         0%         0%         0%         0%
Director M Access                0%         0%         0%         0%         0%         0%         0%         0%         0%
Hartford Leaders Access          0%         0%         0%         0%         0%         0%         0%         0%         0%
 Series I Contract Years 1-7
Hartford Leaders Access          0%         0%         0%         0%         0%         0%         0%         0%         0%
 Series I Contract Years 8+
Hartford Leaders Access          0%         0%         0%         0%         0%         0%         0%         0%         0%
 Series II

                                  MORTALITY &
                                    EXPENSE
                                     RISK         ADMIN.     DISTRIBUTION
CORE/B SHARE CONTRACTS              CHARGE        CHARGE      CHARGE (3)
----------------------------------------------------------------------------
Replacement Contract                  0.30%         0.20%         0.75%
Director Series VII                   1.25%         0.00%         0.00%
Director Series VIII                  1.15%         0.00%         0.00%
Director M                            0.95%         0.20%         0.00%
Hartford Leaders Series I             1.25%         0.15%         0.00%
Hartford Leaders Series II            1.20%         0.15%         0.00%
Hartford Leaders Series III           1.15%         0.20%         0.00%
Hartford Leaders Series IV            1.05%         0.20%         0.00%


                                                        CONTINGENT DEFERRED SALES CHARGE YEAR (2)
CORE/B SHARE CONTRACTS          1          2          3          4          5          6          7          8          9+
-----------------------------  --------------------------------------------------------------------------------------------
Replacement Contract             7%         7%         7%         6%         5%         4%         3%         2%         0%
Director Series VII              7%         6%         6%         5%         4%         3%         2%         0%         0%
Director Series VIII             7%         7%         7%         6%         5%         4%         3%         0%         0%
Director M                       7%         7%         7%         6%         5%         4%         3%         0%         0%
Hartford Leaders Series I        7%         6%         6%         5%         4%         3%         2%         0%         0%
Hartford Leaders Series II       7%         7%         7%         6%         5%         4%         3%         0%         0%
Hartford Leaders Series III      7%         7%         7%         6%         5%         4%         3%         0%         0%
Hartford Leaders Series IV       7%         7%         7%         6%         5%         4%         3%         0%         0%


                                  MORTALITY &
                                    EXPENSE
                                     RISK         ADMIN.      DISTRIBUTION
CORE/B SHARE CONTRACTS              CHARGE        CHARGE       CHARGE (3)
------------------------------------------------------------------------------
Replacement Contract*                 0.30%         0.20%          N/A
Director Series VII                   1.25%         0.00%           0.00%
Director Series VIII                  1.15%         0.00%           0.00%
Director M                            0.95%         0.20%           0.00%
Hartford Leaders Series I             1.25%         0.15%           0.00%
Hartford Leaders Series II            1.20%         0.15%           0.00%
Hartford Leaders Series III           1.15%         0.20%           0.00%
Hartford Leaders Series IV            1.05%         0.20%           0.00%


                                                    CONTINGENT DEFERRED SALES CHARGE YEAR (2)
CORE/B SHARE CONTRACTS          1         2         3         4         5         6         7         8        9+
-----------------------------  -----------------------------------------------------------------------------------
Replacement Contract*          N/A       N/A       N/A       N/A       N/A       N/A       N/A       N/A       N/A
Director Series VII             7%        6%        6%        5%        4%        3%        2%        0%        0%
Director Series VIII            7%        7%        7%        6%        5%        4%        3%        0%        0%
Director M                      7%        7%        7%        6%        5%        4%        3%        0%        0%
Hartford Leaders Series I       7%        6%        6%        5%        4%        3%        2%        0%        0%
Hartford Leaders Series II      7%        7%        7%        6%        5%        4%        3%        0%        0%
Hartford Leaders Series III     7%        7%        7%        6%        5%        4%        3%        0%        0%
Hartford Leaders Series IV      7%        7%        7%        6%        5%        4%        3%        0%        0%



* Replacement Contract is subject to front-end sales charge. New Premium Payments have a front-end sales charge applied. There will be no front-end sales charge to the eligible Contract Value exchanged.

                                                                     APP D-3

-------------------------------------------------------------------------------


                                  MORTALITY &
                                    EXPENSE
                                     RISK         ADMIN.      DISTRIBUTION
OUTLOOK/C SHARE CONTRACTS           CHARGE        CHARGE       CHARGE (3)
------------------------------------------------------------------------------
Replacement Contract                  1.30%         0.20%           0.00%
Director Outlook Series I             1.45%         0.00%           0.00%
Director Outlook Series II            1.40%         0.00%           0.00%
Director M Outlook                    1.40%         0.20%           0.00%
Hartford Leaders Outlook              1.50%         0.20%           0.00%
 Series I
Hartford Leaders Outlook              1.50%         0.20%           0.00%
 Series II
Hartford Leaders Outlook              1.50%         0.20%           0.00%
 Series III
Hartford Leaders Outlook              1.45%         0.20%           0.00%
 Series IV
The Director Outlook Series I         1.45%         0.00%           0.00%


                                                    CONTINGENT DEFERRED SALES CHARGE YEAR (2)
OUTLOOK/C SHARE CONTRACTS       1         2         3         4         5         6         7         8        9+
-----------------------------  -----------------------------------------------------------------------------------
Replacement Contract            2%        0%        0%        0%        0%        0%        0%        0%        0%
Director Outlook Series I       2%        0%        0%        0%        0%        0%        0%        0%        0%
Director Outlook Series II      6%        5%        4%        0%        0%        0%        0%        0%        0%
Director M Outlook              7%        6%        5%        4%        0%        0%        0%        0%        0%
Hartford Leaders Outlook        7%        6%        5%        4%        0%        0%        0%        0%        0%
 Series I
Hartford Leaders Outlook        6%        5%        4%        0%        0%        0%        0%        0%        0%
 Series II
Hartford Leaders Outlook        6%        5%        4%        0%        0%        0%        0%        0%        0%
 Series III
Hartford Leaders Outlook        7%        6%        5%        4%        0%        0%        0%        0%        0%
 Series IV
The Director Outlook Series I   7%        6%        5%        4%        0%        0%        0%        0%        0%



                                  MORTALITY &
                                    EXPENSE
                                     RISK         ADMIN.      DISTRIBUTION
OUTLOOK/L SHARE CONTRACTS           CHARGE        CHARGE       CHARGE (3)
------------------------------------------------------------------------------
Replacement Contract                  1.25%         0.20%           0.00%
Director Outlook Series I             1.45%         0.00%           0.00%
Director Outlook Series II            1.40%         0.00%           0.00%
Director M Outlook                    1.40%         0.20%           0.00%
Hartford Leaders Outlook              1.50%         0.20%           0.00%
 Series I
Hartford Leaders Outlook              1.50%         0.20%           0.00%
 Series II
Hartford Leaders Outlook              1.50%         0.20%           0.00%
 Series III
Hartford Leaders Outlook              1.45%         0.20%           0.00%
 Series IV
The Director Outlook Series I         1.45%         0.00%           0.00%


                                                    CONTINGENT DEFERRED SALES CHARGE YEAR (2)
OUTLOOK/L SHARE CONTRACTS       1         2         3         4         5         6         7         8        9+
-----------------------------  -----------------------------------------------------------------------------------
Replacement Contract            7%        6%        5%        4%        0%        0%        0%        0%        0%
Director Outlook Series I       2%        0%        0%        0%        0%        0%        0%        0%        0%
Director Outlook Series II      6%        5%        4%        0%        0%        0%        0%        0%        0%
Director M Outlook              7%        6%        5%        4%        0%        0%        0%        0%        0%
Hartford Leaders Outlook        7%        6%        5%        4%        0%        0%        0%        0%        0%
 Series I
Hartford Leaders Outlook        6%        5%        4%        0%        0%        0%        0%        0%        0%
 Series II
Hartford Leaders Outlook        6%        5%        4%        0%        0%        0%        0%        0%        0%
 Series III
Hartford Leaders Outlook        7%        6%        5%        4%        0%        0%        0%        0%        0%
 Series IV
The Director Outlook Series I   7%        6%        5%        4%        0%        0%        0%        0%        0%



                                  MORTALITY &
                                    EXPENSE
                                     RISK         ADMIN.      DISTRIBUTION
PLUS/B SHARE CONTRACTS*             CHARGE        CHARGE       CHARGE (3)
------------------------------------------------------------------------------
Replacement Contract                  0.30%         0.20%           0.75%
Director Plus Series I                1.45%         0.00%           0.00%
Director Plus Series II               1.45%         0.00%           0.00%
Director M Plus                       1.40%         0.20%           0.00%
Hartford Leaders Plus Series          1.50%         0.15%           0.00%
 I
Hartford Leaders Plus Series          1.50%         0.15%           0.00%
 II
Hartford Leaders Plus Series          1.50%         0.20%           0.00%
 III
Hartford Leaders Plus Series          1.45%         0.20%           0.00%
 IV


                                                    CONTINGENT DEFERRED SALES CHARGE YEAR (2)
PLUS/B SHARE CONTRACTS*         1         2         3         4         5         6         7         8        9+
-----------------------------  -----------------------------------------------------------------------------------
Replacement Contract            7%        7%        7%        6%        5%        4%        3%        2%        0%
Director Plus Series I          8%        8%        8%        8%        7%        6%        5%        0%        0%
Director Plus Series II         8%        8%        8%        8%        7%        6%        5%        4%        0%
Director M Plus                 8%        8%        8%        8%        7%        6%        5%        4%        0%
Hartford Leaders Plus Series    8%        8%        8%        8%        7%        6%        5%        0%        0%
 I
Hartford Leaders Plus Series    8%        8%        8%        8%        7%        6%        5%        4%        0%
 II
Hartford Leaders Plus Series    8%        8%        8%        8%        7%        6%        5%        4%        0%
 III
Hartford Leaders Plus Series    8%        8%        8%        8%        7%        6%        5%        4%        0%
 IV



* The Payment Enhancement in the older Plus contracts accounts for some of the higher fees. There is no Payment Enhancement in the Replacement Contract.


                                                      MORTALITY &
                                                        EXPENSE                            ANNUAL
                                                         RISK            ADMIN.         MAINTENANCE
EDGE/A SHARE CONTRACTS                                  CHARGE           CHARGES            FEE
------------------------------------------------------------------------------------------------------
Replacement Contract                                      0.30%            0.20%             $30
Hartford Leaders Edge Series V                            0.50%            0.20%             $30
Director Edge Series I                                    0.80%            0.00%             $30
Director Edge Series II                                   0.80%            0.00%             $30
Director M Edge                                           0.55%            0.20%             $30
Hartford Leaders Edge Series I                            0.80%            0.15%             $30
Hartford Leaders Edge Series II                           0.80%            0.15%             $30
Hartford Leaders Edge Series III                          0.65%            0.20%             $30
Hartford Leaders Edge Series IV                           0.55%            0.20%             $30


There are no differences in front-end sales charges between these contracts. New front-end sales charges will not be assessed against contract value that is exchanged for a new contract.


(1) Annual Maintenance Fee is waived if the Contract Value is $50,000 or more on any Contract Anniversary or upon Surrender.

APP D-4

-------------------------------------------------------------------------------


(2) Each Contribution has a separate contingent deferred sales charge schedule. The Annual Withdrawal Amount (AWA)(the amount that you may surrender each year without incurring a contingent deferred sales charge (CDSC)) available under the Replacement Contract differs from Eligible Contract(s) (which is generally up to 10% of aggregate Premium Payments). The Replacement Contract AWA is the greater of 5% of the total Premium Payments that are otherwise subject to CDSC, or Contract Value minus Remaining Gross Premiums. The AWA and Remaining Gross Premiums may vary on a daily basis because of fluctuations in Contract Value or transfers of Contract Value into the Personal Pension Account. New contingent deferred sales charges will not be assessed against Contract Value that is exchanged for a Replacement Contract.


(3) The Distribution Charge is based on a percentage of Remaining Gross Premium. Each Premium Payment has its own Distribution Charge schedule. The Distribution Charge is reduced to 0% after the completion of eight years after each respective Premium Payment.

TABLE 2 - OPTIONAL BENEFIT CHARGES

The following table shows the range of optional rider charges (4) offered under Eligible Contracts and the Replacement Contract.


RIDER NAME                                     GUARANTEED MINIMUM BENEFIT TYPE            CURRENT         MAXIMUM
--------------------------------------------------------------------------------------------------------------------
ELIGIBLE CONTRACTS
 The Hartford's Principal First           Withdrawals - Set period                     0.35 - 0.75%        0.75%
 The Hartford's Principal First           Withdrawals - Set period                         0.20%           0.20%
  Preferred
 The Hartford's Lifetime Income Builder   Withdrawals - Lifetime                           0.75%           0.75%
 The Hartford's Lifetime Income Builder   Withdrawals - Lifetime                           0.75%           0.75%
  II
 The Hartford's Lifetime Income           Withdrawals - Lifetime                           0.30%           0.30%
  Foundation
 The Hartford's Lifetime Income Builder   Withdrawals - Lifetime                           0.85%           1.50%
  Selects
 The Hartford's Lifetime Income           Withdrawals - Lifetime                           1.15%           1.50%
  Portfolios
 MAV/MAV Plus                             Death Benefit                                    0.30%           0.30%
 Earnings Protection Benefit              Death Benefit                                    0.20%           0.20%
 Optional Death Benefit/Interest          Death Benefit                                    0.15%           0.15%
  Accumulation Value
REPLACEMENT CONTRACT
 Return of Premium Death Benefit II (5)   Death Benefit                                    0.25%           0.75%
 Maximum Anniversary Value (5)            Death Benefit                                    0.30%           1.50%


(4) Fees and expenses associated with electing the Personal Pension Account are included as part of credited rates and payout rates and are therefore not shown. The Hartford's Principal First, The Hartford's Principal First Preferred and MAV/MAV Plus charges are a percentage of the daily Account Value. The Hartford's Lifetime Income Builder charges are a percentage of Benefit Amount. The Hartford's Lifetime Income Builder II, The Hartford's Lifetime Income Foundation, The Hartford's Lifetime Income Builder Selects and The Hartford's Lifetime Income Builder Portfolios charges are a percentage of Payment Base.

(5) The Return of Premium II and the Maximum Anniversary Value guaranteed minimum death benefits are offered only through the Replacement Contract.

TABLE 3 - FUND OPERATING EXPENSES

The following table shows the range of annual fund operating expenses (6) for Sub-Accounts available under Eligible Contracts and the Replacement Contract. Total Annual Fund Operating Expenses are for the fiscal year ended December 31, 2009. FOR MORE INFORMATION ABOUT EACH FUND'S FEES AND EXPENSES, INCLUDING APPLICABLE WAIVERS AND/OR REIMBURSEMENT ARRANGEMENTS, SEE THAT FUND'S PROSPECTUS.


                                               MINIMUM            MAXIMUM
------------------------------------------------------------------------------
Replacement Contract (All Share Classes)         0.60%              2.62%
Director Access Series I & II; Director          0.35%              1.11%
 Series VII & VIII; Director Access
 Series I & II; Director Edge Series II
Hartford Leaders Series I - III;                 0.48%              1.52%
 Hartford Leaders Edge Series I - III;
 Hartford Leaders Outlook Series I -
 III; Hartford Leaders Access Series I &
 II
Director M; Director M Access; Director          0.35%              1.97%
 M Outlook; Director M Plus; Director M
 Edge; Director Edge Series I
Hartford Leaders Series IV; Hartford             0.48%              2.62%
 Leaders Access Series IV; Hartford
 Leaders Edge Series IV; Hartford
 Leaders Outlook Series IV; Hartford
 Leaders Plus Series IV
Director Outlook Series I & II; Director         0.60%              1.36%
 Plus Series I and II
The Director (2008)                              0.48%              1.41%

                                                                     APP D-5

-------------------------------------------------------------------------------


(6) Total Annual Fund Expenses include Fund management fees, distribution and/or service fees (Rule 12b-1) fees, administration fees, and other expenses. Expenses shown reflect applicable waivers and/or reimbursements.


     (II) OPTIONAL RIDERS

The following table shows the optional riders currently offered under the Replacement Contract or each Eligible Contract. Please refer to your contract and prospectus for a description of optional riders. IF YOU PARTICIPATE IN THIS EXCHANGE PROGRAM, YOU WILL BE TERMINATING ANY OPTIONAL RIDER YOU MAY HAVE CHOSEN. AS A RESULT, YOU WILL LOSE ANY BENEFITS THAT YOU MAY HAVE ACCRUED UNDER ANY OPTIONAL RIDERS. FOR EXAMPLE, THE DIFFERENCE BETWEEN PAYMENT BASE AND CONTRACT VALUE IS LOST AS WE WILL USE CONTRACT VALUE AS YOUR INITIAL CONTRIBUTION INTO THE REPLACEMENT CONTRACT.


ELIGIBLE CONTRACT                              OPTIONAL RIDER
--------------------------------------------------------------------------------------------
                                               GUARANTEED MINIMUM WITHDRAWAL BENEFIT
Director Series VII, VIII; Director Plus       The Hartford's Principal First
Series I and II; Director Outlook Series I
and II; Director Access Series I and II;
Director M; Director M Plus; Director M
Access; Director M Outlook; Hartford Leaders
Plus Series I and II; Hartford Leaders Access
Series I and II; Hartford Leaders Outlook
Series I and II; Hartford Leaders Series I,
II, III; Director Edge Series I and II;
Hartford Leaders Edge Series I
Director Series VIII; Director Plus Series     The Hartford's Principal First Preferred
II; Director Access Series II; Director
Outlook Series II; Director M; Director M
Plus; Director M Access; Director M Outlook;
Hartford Leaders Plus Series II; Hartford
Leaders Access Series II and Hartford Leaders
Outlook Series II; Director M Edge; Hartford
Leaders Edge Series II Hartford Leaders
Series II, III, IV
Director M; Director M Plus; Director M        The Hartford's Lifetime Income Builder
Access; Director M Outlook; Hartford Leaders
Series III, IV; Hartford Leaders Edge Series
IV; Hartford Leaders Edge Series III
Director M; Director M Plus; Director M        The Hartford's Lifetime Income Builder II
Access; Director M Outlook; Hartford Leaders
Series III, IV; Hartford Leaders Edge Series
IV; Hartford Leaders Edge Series III
Director M; Director M Plus; Director M        The Hartford's Lifetime Income Foundation
Access; Director M Outlook; Hartford Leaders
Series III, IV
Hartford Leaders Series IV; Hartford Leaders   The Hartford's Lifetime Income Builder
Edge Series IV; Hartford Leaders Edge Series   Selects
III
Hartford Leaders Series IV; Hartford Leaders   The Hartford's Lifetime Income Portfolios
Edge Series IV; Hartford Leaders Edge Series
III
                                               GUARANTEED MINIMUM DEATH BENEFIT
Director Series VIII, Director Plus Series     MAV/MAV Plus
II; Director Access Series II; Director
Outlook Series II; Director M; Director M
Plus; Director M Access; Director M Outlook;
Hartford Leaders Plus Series II; Hartford
Leaders Access Series II and Hartford Leaders
Outlook Series II; Hartford Leaders Series
II, III, IV
REPLACEMENT CONTRACT
                                               GUARANTEED MINIMUM DEATH BENEFIT
                                               Return of Premium II
                                               Maximum Anniversary Value

APP D-6

-------------------------------------------------------------------------------

- PERSONAL PENSION ACCOUNT. Eligible Contract Owners who participate in this exchange program can choose to invest some or all of their Contract Value into the Personal Pension Account. The Personal Pension Account is designed with features and guarantees that you can use to self-fund your own personal pension through predictable lifetime payouts without having to use Sub-accounts or Fixed Accumulation Feature for that purpose. The Personal Pension Account differs from a guaranteed minimum withdrawal benefit in many important ways as generally summarized in the following table:


                                                        TYPICAL GUARANTEED MINIMUM      TYPICAL GUARANTEED MINIMUM
                         PERSONAL PENSION ACCOUNT           WITHDRAWAL BENEFIT         LIFETIME WITHDRAWAL BENEFIT
--------------------------------------------------------------------------------------------------------------------
CHARGE                There are no separate charges   Charge taken from Contract      Charge taken from Contract
                      for this benefit. Credited      Value on a daily basis. This    Value on a periodic or annual
                      rates and payout rates used to  fee may be increased up to the  basis. This fee may be
                      set Personal Pension Account    maximum stated in your fee      increased up to the maximum
                      Payouts take the costs of       table.                          stated in your fee table.
                      providing this benefit into
                      consideration.
GROWTH POTENTIAL      Growth potential depends on     Growth potential depends on     Growth potential depends on
                      the credited rates we declare   Sub-Account investment          Sub-Account investment
                      at the time of each             performance. The benefit base   performance. The benefit base
                      Contribution. These rates are   used to calculate period        used to calculate period
                      fixed but do decline from one   payments may be increased       payments may be increased
                      time period to another (e.g.,   (sometimes called a "step-up")  (sometimes called a "step-up")
                      years 0 - 10, 11 - 20 and       to reflect some or all          to reflect some or all
                      21+).                           investment gains as of a        investment gains as of a
                                                      predetermined date (e.g.,       predetermined date (e.g.,
                                                      annually or each fifth          annually or at anniversary,
                                                      anniversary, etc.).             etc.).
LIQUIDITY             Lifetime Personal Pension       Periodic withdrawals are        Lifetime periodic withdrawals.
                      Account Payouts, the amount of  designed to deplete Contract
                      which varies depending upon     Value or some other benefit
                      whether commenced inside or     base over a predetermined
                      outside of your Guarantee       period (for example, 14.2
                      Window. Investments may be      years).
                      transferred to Sub-Accounts on
                      a limited basis. Personal
                      Pension Account Payouts may be
                      accelerated only through
                      commutation. Personal Pension
                      Account Payouts that are not
                      commuted may resume at a later
                      date. The Personal Pension
                      Account also includes a death
                      benefit.
GUARANTEES            We guarantee the amount of the  The availability of a periodic  The availability of lifetime
                      Personal Pension Account        withdrawal of the benefit base  periodic withdrawals is
                      Payout if your Personal         is guaranteed subject to        guaranteed (but not the amount
                      Pension Account Start Date(s)   contract limitations.           of such withdrawals). Benefit
                      is/are within your Guarantee                                    base step-ups are guaranteed
                      Window. Personal Pension                                        subject to contract
                      Account Payouts taken outside                                   limitations.
                      of your Guarantee Window are
                      subject to a minimum
                      guarantee.
IDEAL INVESTOR        Someone looking for the         Someone looking to use their    Someone looking for some level
                      certainty of guaranteed         variable annuity investment as  of lifetime income and want a
                      lifetime income while also      a sinking fund and want a       guarantee that they receive at
                      having Sub-Accounts available   guarantee that they receive at  least a minimum amount of
                      for potential investment        least a minimum amount of       their investment over time.
                      growth.                         their investment over time.


- INVESTMENT CHOICES. Eligible Contract Owners can continue to choose among over 50 domestic and international, equity and fixed income Funds. The Funds offered under a Replacement Contract will not necessarily be the Funds or share class as those available under an Eligible Contract. You will also be entitled to participate in the same investment programs within the Replacement Contract. For more information, please refer to your prospectus.

                                                                     APP D-7

-------------------------------------------------------------------------------

- FIXED ACCUMULATION FEATURE: We offer a guaranteed minimum rate of interest upon Contract Value allocated under the Fixed Accumulation Feature. The Fixed Accumulation Feature is only available if you are eligible to exchange your existing Contract for a B share version of the Replacement Contract. Contract Value allocated to this option, and earnings credited, are held in our General Account.

     (III) DEATH BENEFITS

Eligible Contract Owners participating in this exchange program will receive a standard death benefit offered under the Replacement Contract. Differences between the standard Death Benefit offered under existing contracts and the standard Death Benefit provided in the Hartford's Personal Retirement Manager are highlighted below. IF YOU PARTICIPATE IN THIS EXCHANGE PROGRAM, YOU WILL BE TERMINATING ANY DEATH BENEFIT AVAILABLE UNDER YOUR ELIGIBLE CONTRACT. AS A RESULT, YOU WILL LOSE ANY DEATH BENEFIT IN EXCESS OF YOUR CONTRACT VALUE.


                                STANDARD DEATH BENEFIT
----------------------------------------------------------------------------------------------------------------
Replacement Contract            Contract Value (7)
Director Series VII; Hartford   The higher of (A) Contract Value, (B) total Premium Payments adjusted for
Leaders Series I; Director      partial Surrenders, or (C) Maximum Anniversary Value. (8)
Edge Series I; Hartford
Leaders Edge Series I Director
Access Series I; Direct Plus
Series I; Director Outlook
Series I; Hartford Leaders
Plus Series I; Hartford
Leaders Access Series I,
Hartford Leaders Outlook
Series I;
Director Series VIII; Hartford  PREMIUM PROTECTION DEATH BENEFIT. The higher of (A) Contract Value, or (B) total
Leaders Series II; Director     Premium Payments adjusted for partial Surrenders.
Edge Series II; Hartford        OR
Leaders Edge Series II          ASSET PROTECTION DEATH BENEFIT. The highest of (A) Contract Value, (B) Contract
Director Access Series II;      Value +25% of total Premium Payments (9) adjusted for partial Surrenders, or (C)
Direct Plus Series II;          Contract Value +25% of Maximum Anniversary Value (8)(9) Death Benefit cannot
Director Outlook Series II;     exceed the greatest of Contract Value, total Premium Payments adjusted for
Hartford Leaders Plus Series    partial Surrenders, or your Maximum Anniversary Value.
II; Hartford Leaders Access
Series II, Hartford Leaders
Outlook Series II;
Director M; Hartford Leaders    PREMIUM SECURITY DEATH BENEFIT. The highest of (A) Contract Value, (B) total
Series III; Director M Edge;    Premium Payments adjusted for partial Surrenders, or (C) Contract Value +25% of
Hartford Leaders Edge Series    Maximum Anniversary Value, (8)(9) not to exceed the Maximum Anniversary Value.
III Director M Access; Direct   OR
M Plus; Director M Outlook;     ASSET PROTECTION DEATH BENEFIT. The higher of (A) Contract Value, or (B)
Hartford Leaders Plus Series    Contract Value +25% of total Premium Payments (9) adjusted for partial
III; Hartford Leaders Access    Surrenders, not to exceed total Premium Payments adjusted for partial
Series III, Hartford Leaders    Surrenders.
Outlook Series III;
Hartford Leaders Series IV      The higher of (A) Contract Value or (B) total Premium Payments adjusted for
(10); Hartford Leaders Edge     partial Surrenders.
Series IV Hartford Leaders
Access Series IV; Hartford
Leaders Plus Series IV;
Hartford Leaders Outlook
Series IV

APP D-8

-------------------------------------------------------------------------------

                                OPTIONAL DEATH BENEFIT
MAV/MAV Plus                    The highest of (A) Contract Value, (B) total Premium Payments adjusted for partial Surrenders, (C) Maximum Anniversary Value, (8) and (D) Earnings
                                Protection Benefit. The Earnings Protection Benefit is either (i) Contract Value plus 40% of Contract gain (Owner and Annuitant under age 69); or (ii) Contract
                                Value plus 25% of Contract gain (Owner and Annuitant over age 70); provided that either amount is less than 200% of initial Contract Value plus subsequent
                                Premium Payments adjusted for partial Surrenders. In states where the MAV Plus benefit is not available, the MAV benefit is issued. The MAV death benefit is the same as the MAV Plus benefit but excludes the Earnings Protection Benefit.

You may elect one of the following optional guaranteed minimum death benefits under the Replacement Contract. The following table provides a general description of the death benefit:

                                OPTIONAL DEATH BENEFIT
Return of Premium II            The higher of Contract Value (minus Distribution Charges) or Premium Payments adjusted for partial Surrenders.
Maximum Anniversary Value       The highest of (A) Contract Value, (B) total Premium Payments adjusted for partial Surrenders, or (C) Maximum Anniversary Value. (8)

(7) The Personal Pension Account also includes a death benefit equal to your Benefit Balance.

(8) Maximum Anniversary Value is calculated for each Contract Anniversary prior to the decedent's 81st birthday or the date of death, whichever is earlier.

(9)  Excludes premium payments received within 12 months of the date of death.

(10) The standard Death Benefit is replaced by a Guaranteed Minimum Death Benefit upon election of any optional guaranteed minimum death benefit rider.

These optional death benefits differ from standard Death Benefits and the MAV/MAV Plus optional guaranteed minimum death benefits available under Eligible Contracts in the following general ways:

-   you will incur a separate fee when electing either rider; (11)

-   investment restrictions may apply;

-   the Earnings Protection Benefit does not apply; (12) and

-   the death benefit will be reduced proportionately for all partial
    Surrenders.

------------

(11) MAV/MAV Plus must also be purchased for a separate fee.

(12) MAV also excludes the Earnings Protection Benefit.

III. HOW DOES THE EXCHANGE PROCESS WORK?

- This exchange will constitute a full Surrender (replacement) of an Eligible Contract(s). You may Surrender more than one Eligible Contract(s) as part of this program. Partial Surrenders will not be permitted.

- The Contract Value of an Eligible Contract(s) as of the Exchange Date will be considered to be the initial Contribution into a Replacement Contract. This amount, and not any previous Benefit Amount,Payment Base or Maximum Anniversary Value will be used to establish your benefits under a Replacement Contract.

- No exchange or transfer fees will be charged when electing to make this exchange.

- The date that you comply with all requirements to exchange an Eligible Contract(s) ("Exchange Date") will be the date we use to set your benefits under a Replacement Contract. We will use the Exchange Date for establishing your eligibility for this contract exchange program.


- We will credit you for the time that you owned your oldest Eligible Contract(s) for the purposes of establishing any CDSC schedule applicable for any Premium Payments made on or as of the Exchange Date. Any subsequent Premium Payments made on or after the Exchange Date may be subject to the applicable CDSC schedule depending on the share class that you are eligible to receive. New Premium Payments applied to your Replacement Contract may have a longer CDSC period than that applied to your Eligible Contract.

                                                                     APP D-9

-------------------------------------------------------------------------------


- New contingent deferred sales charges will not be assessed against Contract Value that is exchanged for a Replacement Contract.


- We will credit you for the time that you owned your oldest Eligible Contract(s) for the purposes of any Distribution Charge applicable for any Premium Payments made on or as of the Exchange Date. Any subsequent Premium Payments made on or after the Exchange Date will be subject to the applicable Distribution Charge. Your Replacement Contract may have a Distribution Charge whereas an Eligible Contract did not.

-   All Contract Owners must consent to this exchange.

- Subject to the laws of your state, you may cancel a Replacement Contract for any reason within ten (10) days of receipt of a Replacement Contract in accordance with the cancellation privileges described in the Prospectus.

- Any investment programs (e.g., InvestEase, asset allocation models, asset rebalancing, dollar cost averaging and Automatic Income Program) operative on an Eligible Contract will be terminated upon the Exchange Date and must be re-activated for a Replacement Contract.

IV. WHAT OTHER THINGS MIGHT BE CONSIDERED?

- Your standard and optional death and/or withdrawal benefits under an Eligible Contract(s) will terminate on the Exchange Date and are not offered within a Replacement Contract.

- If you have previously elected an optional guaranteed minimum withdrawal or lifetime withdrawal benefit, or optional or standard Death Benefit under your Eligible Contract, then your "Benefit Amount," "Payment Base" or death benefit guarantees will not carry over to your Replacement Contract. For instance, if your Maximum Anniversary Value was $100,000 and your Contract Value was $75,000 on the Exchange Date, your starting death benefit under the Replacement Contract would be $75,000 and not $100,000.

- You will not be entitled to Benefit Payments or Lifetime Benefit Payments under any optional guaranteed minimum withdrawal or lifetime withdrawal benefit after the Exchange Date. There are no assurances that sums payable under a Replacement Contract, including Personal Pension Account Payouts, will be the same or greater than such Benefit Payments or Lifetime Benefit Payments, individually or in the aggregate.

- You should discuss the merits of this exchange with your Registered Representative to be sure that a Replacement Contract is suitable for you based on your particular circumstances - especially if your Benefit Amount, Payment Base and/or death benefits is/are greater than your Contract Value on the Exchange Date. You should review an illustration of how a Replacement Contract may meet your particular circumstances before participating in this exchange program. You are urged to review the tax and financial planning consequences of this exchange with your tax advisor. We make no representation regarding the tax consequences of an exchange.

- The information provided in this notice is a summary of certain pertinent information. You should read the Prospectus before investing. Your Registered Representative can provide you with a Prospectus or you can contact us to receive one. These variable annuities are underwritten and distributed by Hartford Securities Distribution Company, Inc. Member SIPC.

- The foregoing discussion does not take into consideration state variations, if any. For more information regarding state variations affecting a Replacement Contract, please refer to the Prospectus.

- Except as disclosed above, we have no duty to offer exchange privileges if and once this offer is withdrawn or to extend these privileges to other contract variations. We reserve the right to offer different or even more favorable terms and conditions to Eligible Contract Owners through future contract exchange offers.

- Contracts issued by the same insurer (or affiliated insurer) to the same owner within the same calendar year (other than certain contracts held in connection with tax-qualified retirement arrangements) will be aggregated and treated as one annuity contract for the purpose of determining the taxation of distributions prior to the Annuity Commencement Date. An annuity contract received in a tax-free exchange for another annuity contract or life insurance contract will be treated as a new contract for this purpose.

- If your Eligible Contract is an IRA, please note that it may have received approval from the IRS for use as an IRA. The Replacement Contract has not received such approval, but we are currently in the process of applying for approval. Any such IRS approval is a determination as to the form of the IRA and does not represent a determination as to the merits of the IRA.

- Rights of Accumulation. "Eligible Investments" are the higher of (a) Deposits less any withdrawals; or (b) your last Valuation Day's Account Balance. To calculate your breakpoints, we consider partial Surrenders, Personal Pension Account Payouts and the payment of Commuted Value to be "withdrawals" and we will stop counting withdrawals against Deposits if the resulting amount is less than zero.

To obtain a Statement of Additional Information, please complete the form below and mail to:

     The Hartford
     Attn: Retirement Division
     P.O. Box 5085
     Hartford, Connecticut 06102-5085

Please send a Statement of Additional Information to me at the following address:

----------------------------------------------------------------
                              Name
----------------------------------------------------------------
                            Address
----------------------------------------------------------------
     City/State                                   Zip Code

Contract Name
Issue Date

                                     PART B

                      STATEMENT OF ADDITIONAL INFORMATION
                        HARTFORD LIFE INSURANCE COMPANY

                             SEPARATE ACCOUNT SEVEN

        VERSION II OF HARTFORD'S PERSONAL RETIREMENT MANAGER SERIES V-A

This Statement of Additional Information is not a prospectus. The information contained in this document should be read in conjunction with the prospectus.

To obtain a prospectus, send a written request to The Hartford, Attn: Retirement Division, P.O. Box 5085, Hartford, CT 06102-5085.


Date of Prospectus: November 15, 2010
Date of Statement of Additional Information: November 15, 2010


TABLE OF CONTENTS


GENERAL INFORMATION                                                            2
  Safekeeping of Assets                                                        2
  Experts                                                                      2
  Non-Participating                                                            2
  Misstatement of Age or Sex                                                   2
  Principal Underwriter                                                        2
  Additional Payments                                                          2
PERFORMANCE RELATED INFORMATION                                                4
  Total Return for all Sub-Accounts                                            4
  Yield for Sub-Accounts                                                       5
  Money Market Sub-Accounts                                                    5
  Additional Materials                                                         5
  Performance Comparisons                                                      5
FINANCIAL STATEMENTS                                                        SA-1

2

-------------------------------------------------------------------------------

GENERAL INFORMATION

SAFEKEEPING OF ASSETS

We hold title to the assets of the Separate Account. The assets are kept physically segregated and are held separate and apart from our general corporate assets. Records are maintained of all purchases and redemptions of the underlying fund shares held in each of the Sub-Accounts.

EXPERTS


The consolidated financial statements of Hartford Life Insurance Company (the "Company") as of December 31, 2009 and 2008, and for each of the three years in the period ended December 31, 2009 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report dated February 23, 2010 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company's change in its method of accounting and reporting for other-than temporary impairments in 2009 and for the fair value measurement of financial instruments in 2008) and the statements of assets and liabilities of Hartford Life Insurance Company Separate Account Seven (the "Account") as of December 31, 2009, and the related statements of operations and changes in net assets for the respective stated periods then ended have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report dated February 23, 2010, which reports are both included in the Statement of Additional Information which is part of the Registration Statement. Such financial statements are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. The principal business address of Deloitte & Touche LLP is City Place, 32nd Floor, 185 Asylum Street, Hartford, Connecticut 06103-3402.


NON-PARTICIPATING

The Contract is non-participating and we pay no dividends.

MISSTATEMENT OF AGE OR SEX

If an Annuitant's age or sex was misstated on the Contract, any Contract payments or benefits will be determined using the correct age and sex. If we have overpaid Annuity Payouts, an adjustment, including interest on the amount of the overpayment, will be made to the next Annuity Payout or Payouts. If we have underpaid due to a misstatement of age or sex, we will credit the next Annuity Payout with the amount we underpaid and credit interest.

PRINCIPAL UNDERWRITER

The Contracts, which are offered continuously, are distributed by Hartford Securities Distribution Company, Inc. ("HSD"). HSD serves as Principal Underwriter for the securities issued with respect to the Separate Account. HSD is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a Broker-Dealer and is a member of the National Association of Securities Dealers, Inc. HSD is an affiliate of ours. Both HSD and Hartford are ultimately controlled by The Hartford Financial Services Group, Inc. The principal business address of HSD is the same as ours.

We currently pay HSD underwriting commissions for its role as Principal Underwriter of all variable annuities associated with this Separate Account. For the past three years, the aggregate dollar amount of underwriting commissions paid to HSD in its role as Principal Underwriter has been: 2009: $17,275,597; 2008: $53,980,236; and 2007: $125,061,889.

ADDITIONAL PAYMENTS TO FINANCIAL INTERMEDIARIES

As stated in the prospectus, we (or our affiliates) pay Additional Payments to Financial Intermediaries. In addition to the Financial Intermediaries listed in the prospectus with whom we have an ongoing contractual arrangement to make Additional Payments, listed below are all Financial Intermediaries that received Additional Payments of at least $100 in 2009 of items such as sponsorship of meetings, education seminars, and travel and entertainment, whether or not an ongoing contractual relationship exists.

A & F Financial Securities, Inc., Addison Avenue Federal Credit Union, Advantage Capital Corp., Advisory Group Equity Services Ltd., AF Brokerage, AIG Financial Advisors, AIG Retirement Advisors, Inc., AIM Distributors, Allen & Company of Florida, Inc., Alliance Bernstein Investment Research, Alliance Bernstein Investments, Inc., Altura Credit Union, Amcore Investment Services, Inc., American Funds, American General Securities, Inc., American Portfolios Financial Services, Ameriprise Advisor Services, Inc., Ameriprise Financial Services, Inc., Ameritas Investment Corp., Amtrust Investment Services, Inc., Anchor Bank, Arvest Asset Management, Arvest Bank, Associated Bank, N.A., Associated Investment Services, Inc., Associated Securities Corp., Atlantic Southern Bank, AXA Advisors, LLC, B .C. Ziegler and Company, Banc of America Investment Services, Inc., Bancnorth Investment Group, Inc., Bancorpsouth Bank, Bancorpsouth Investment Services, Inc., BancWest Investment Services, Inc., Bank of Oklahoma, N.A., Bank of the West, Bank Securities Association, Bankers & Investors Co., BankUnited FSB, BB&T Investment Services, Inc., BCG Securities, Inc., Benchmark Investments, Inc., Berthel, Fisher & Co. Financial Services, BISA, BOSC, Inc., Brewer Financial Services, LLC, Broker Dealer Financial Services Corp., Brookstone Securities, Inc., Brookstreet Securities Corp., Bruce
A. Lefavi Securities, Inc., Cadaret, Grant & Co., Inc., California National Bank, Cambridge Investment Research, Inc., Camden National Bank, Cantella & Co., Inc., Capital Analysts, Inc., Capital Bank, Capital Financial Services, Inc., Capital Investment Group, Inc., Capital One

-------------------------------------------------------------------------------

Investments Services LLC, Capitol Securities Management, Inc., Carolina First Bank, CBIZ Financial Solutions, Inc., CCF Investments, Inc., CCO Investment Services Corp., Centaurus Financial, Inc., Centennial Securities Co., Inc., Centra Bank, Inc., Charles Schwab & Company, Inc, Chase Investments Services, Corp., Chicago Investment Group, LLC, CIBC World Markets Corp., Citadel Federal Credit Union, Citi Bank, Citigroup Global Markets, Inc., City Bank, City Securities Corporation, Colonial Bank, N.A., Colonial Brokerage, Inc., Comerica Securities, Commerce Brokerage Services, Inc., Commonwealth Financial Network, Community Bank, Compass Bank, Compass Brokerage, Inc., Coordinated Capital Securities, Inc., Crowell, Weedon & Co., Crown Capital Securities, LLP, Cumberland Brokerage Corp., Cuna Brokerage Services, Inc., Cuso Financial Services, LLP., D.A. Davidson & Company, David A. Noyes & Company, Delta Equity Services Corp., Dempsey Lord Smith LLC, Deutsche Bank Securities, Inc., Dominion Investor Services, Inc., Dorsey & Company, Inc., Dougherty & Company LLC, Eagle One Financial, Eagle One Investments, LLC, Edward Jones, Elevations Credit Union, Emerson Equity, LLC, Equable Securities Corporation, Equity Services, Inc., Essex Financial Services, Inc., Essex National Securities, Inc., Excel Securities & Assoc., Inc., Fairpoint Capital, Inc., FCG Advisors, Feltl & Company, Ferris Baker Watts, Fidelity Bank, Fidelity Brokerage Services, Inc., Fidelity Brokerage Services, LLC, Fidelity Investments, Fifth Third Bank, Fifth Third Securities, Financial Network Investment Corp., Financial Security Management, Inc., Fintegra LLC, First Allied Securities, First Brokerage America, First Citizens Bank, First Citizens Bank & Trust Co., First Citizens Investor Services, First Citizens Trust Co., N. A., First Financial Equity Corp., First Global Securities, Inc., First Heartland Capital, Inc., First Investment Services, First National B & T of Columbus, First Niagara Bank, First South Bank, First Southeast Inv. Services, First Tennessee Bank, First Tennessee Brokerage, Inc., First Western Advisors, First Western Securities, Inc., Five Star Investment Services, Inc., Florida Investment Advisers, FNB Brokerage Services, Inc., Division, Folger Nolan Fleming Douglas, Foothill Securities, Inc., Foresters Equity Services, Inc., Franklin Templeton Dist., Inc., Fremont Bank, Frost Brokerage Services Inc., Frost National Bank, FSC Securities Corporation, FSIC, Fulcrum Securities, Inc., GBS Financial Corp., Geneos Wealth Management, Inc., Genworth Financial Securities Corp., Girard Securities, Inc., Gold Coast Securities, Inc., Great American Advisors, Inc., Gregory J Schwartz & Co., Inc., Grey Investment, Gunnallen Financial, Inc., GWN Securities, Inc., H & R Block Financial Advisors, Inc., H. Beck, Inc., H. D. Vest Investment Services, Hamilton Cavanaugh & Associates, Inc., Harbor Financial Services, LLC, Harbour Investments, Inc., Harris Investor Services, Inc., Harvest Capital LLC, Hazard & Siegel, Inc., Heartland Investment Assoc., Inc., Heim Young & Associates, Inc., Heritage Family Federal Credit Union, Hightower Securities LLC, Hornor, Townsend & Kent, Inc., HSBC Bank USA, National Association, HSBC Brokerage, Inc., HSBC Securities (USA) Inc., Huntingdon Securities Corp., Huntington Investments, Huntington National Bank, Huntington Valley Bank, IBN Financial Services, Inc., IMS Securities, Inc., Independent Financial Group, LLC, Infinex Investment, Inc., ING Financial Advisors, LLC, ING Financial Partners, Insignia Bank, InterSecurities Inc., Inverness Securities, LLC, Invesmart Securities LLC, INVEST Financial Corporation, INVEST Bank of Oak Ridge, INVEST United Community Bank, Investacorp, Inc., Investment Center, Inc., Investment Centers of America, Investment Professionals, Inc., Investors Capital Corp., J. B. Hanauer & Co., J.J.B. Hilliard, W.L. Lyons LLC, J. P. Turner & Company, LLC, J.W. Cole Financial, Inc., Janney Montgomery Scott, Inc., Joseph Gunnar & Co. LLC, Kern Schools Federal Credit Union, Key Bank, Key Investment Services, LLC., KMS Financial Services, Inc., Kovack Securities, Inc., KW Securities Corporation, Lara, Shull & May, LTD, LaSalle Street Securities, Inc., Leigh Baldwin & Co., LLC, Leonard & Company, Liberty Group, LLC, Linclon Financial Advisors Corp., Lincoln Financial Securities, Lincoln Investment Planning, Inc., Lord, Abbett & Co., LPL Financial Corporation, M Griffith Locke Investment Services, M & I Bank, M & T Bank, M & T Securities, Inc., M.L. Stern & Co., Inc., May Financial Corporation, , Means Investment Co., Inc., Merrill Lynch Inc., Mesirow Financial, Inc., MetLife Securities, Inc., MFS Fund Distributors, Inc., MidAmerica Financial Services, Inc., MidFirst Bank, Midwestern Securities Trading Co., LLC, MML Investor Services, Inc., Money Concepts Capital Corp., Money Management Advisory, Inc., Morgan Keegan & Co., Inc., Morgan Stanley & Co., Inc., Morgan Stanley Smith Barney, Multi-Financial Securities Corp., Multiple Financial Services, Inc., Mutual Service Corp., Natcity Investments, National Advisors Trust, National Planning Corporation, National Securities Corp., Navy Federal Brokerage Services, Navy Federal Credit Union, NBC Securities, Inc., Neidiger, Tucker, Bruner, Inc., New England Securities Corp., Newbridge Securities, Newbridge Securities Corp., Nexity Financial Services, Inc., Next Financial Group, Inc., NFP Securities, Inc., Nollenberger Capital Partners, Northwestern Mutual Inv. Services, NPB Financial Group LLC, Nutmeg Securities, Ltd., NYLIFE Securities, Inc., OFG Financial Services, Inc., Ohio National Equities, Inc., OneAmerica Securities, Inc., Oppenheimer & Co., Inc., Orange County Teachers FCU, Orange Countys Credit Union, Pacco Capital Solutions, LLC, Pacific West Securities, Inc., Packerland Brokerage Services, Inc., Park Avenue Securities, LLC, Parsonex Securities, Inc., Partnervest Securities, Inc., Paulson Investment Company, Inc., Peoples Securities, Inc., PlanMember Securities Corp., Planning Corp. (IM&R), PNC Bank Corp., PNC Investments LLC, Prime Capital Services, Inc., PrimeVest Financial Services, Princor Financial Service Corp., ProEquities, Inc., Professional Asset Management, Inc., Prospera Financial Services, Purshe Kaplan Sterling Investment, Putnam Investments, QA3 Financial Corp., Questar Capital Corp., Raymond James Financial Services, Inc., Raymond James & Associates Inc., RBC Capital Markets Corp., RBC Dain FID Division, Regal Securities, Inc., Resource Horizons Group, LLC, RiverStone Wealth Management, Inc., Robert W. Baird & Co., Inc., Rogan & Associates, Inc., Royal Alliance Associates, Inc., Royal Securities Company, Ryan Financial, Inc., S.C. Parker & Co., Inc., S. Smith Barney Bank Investments Centers, Sagepoint Financial, Inc., Sammons Securities Company LLC, Sanders Morris Harris, Inc., Santa Barbara Bank & Trust, Scott & Stringfellow, Inc., Seacoast Investor Services, Inc., Securian Financial Services, Securities America, Inc., Securities Service Network, Inc., Sigma Financial Corporation, Signal Securities, Inc., Signator Investors, Inc., Signature Bank, Signature Securities Group, SII Investments, Smith Barney, Smith Barney Bank Advisor, Smith Hayes Financial Services Corp., South Valley Wealth Management, Southeast Investments N.C., Inc., Southwest

4

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Securities, Inc., Sovereign Bank, Space Coast Credit Union, Spectrum Capital
Inc., Stephens, Inc., Sterling Savings Bank, Sterne Agee & Leach, inc., Stifel, Nicolaus & Co., Inc., Stockcross, Inc., Strategic Financial Alliance, Summit Bank, Summit Brokerage Services Inc., Summit Equities, Inc., Summitalliance Securities, Sunset Financial Services, Inc., SunTrust Investment Services, Inc., SunTrust Securities, Inc., Symetra Investment Services, Inc., Synovus Securities, TD Ameritrade, Inc., TD Bancnorth, National Association, TFS Securities, Inc., The Huntington Investment Co., The Leaders Group, Inc., The Winning Edge Financial Group, Thoroughbred Financial Services, LLC, Thurston, Springer, Miller, Herd, Tower Square Securities, Inc., Transamerica Financial Advisor, Triad Advisors, Inc., Tricor Financial Services, Ltd., Triune Capital Advisors, TrustCore Investments, Inc., Trustmont Financial Group, Inc., UBS Financial Services, Inc., UBS International, UMB Bank, UMB Financial Services, Inc., Union Bank of California, N. A., UnionBanc Investment Services, United Bank, Inc., United Brokerage Services, Inc., United Community Bank, United Financial Group, United Planners Financial Services of America, US Bancorp Investments, US Bank, US Discount Brokerage, Inc., USA Financial Securities Corp., UVest Financial Services Group, Inc., VALIC Financial Advisors, Inc., Valmark Securities, VanDerbilt Securities, LLC, Veritrust Financial, LLC, VFinance Investments, Inc., VSR Financial Services, Inc., Wachovia Bank, Wachovia Securities ISG, Wachovia Securities LLC., Wall Street Financial Group, Walnut Street Securities, Inc., WaMu Investments, Inc., Waterstone Financial Group, Inc., Wedbush Morgan Securities, Inc., Wells Fargo Adv. Financial Network LLC, Wells Fargo Advisors, LLC, Wells Fargo Advisors, LLC ISG, Wells Fargo Ins. Services Inv. Adv., Wells Fargo Investments, WesBanco Bank, Inc., WesBanco Securities, Inc., Wescom Financial Services, Western International Securities, Western State Bank, Westfield Bakerink Brozak, LLC, WFG Investments, Inc., Woodbury Financial Services, Inc., Woodmen Financial Services, Inc., Woodstock Financial Group, Inc., Workman Securities Corp., WRP Investments, Inc.

PERFORMANCE RELATED INFORMATION

The Separate Account may advertise certain performance-related information concerning the Sub-Accounts. Performance information about a Sub-Account is based on the Sub-Account's past performance only and is no indication of future performance.

TOTAL RETURN FOR ALL SUB-ACCOUNTS

When a Sub-Account advertises its standardized total return, it will be calculated on a quarterly basis from the date the underlying fund is made available in the Separate Account for one, five and ten year periods or some other relevant periods if the underlying fund has not been in existence for at least ten years. Total return is measured by comparing the value of an investment in the Sub-Account at the beginning of the relevant period to the value of the investment at the end of the period. To calculate standardized total return, the Total Annual Fund Operating Expenses, applicable Sales Charges, Distribution Charge, Separate Account Annual Expenses, and the Annual Maintenance Fee are deducted from a hypothetical initial Premium Payment of $1,000.00. Standardized total returns do not include charges for optional benefit riders.

The formula we use to calculate standardized total return is P(1+T)n = ERV. In this calculation, "P" represents a hypothetical initial premium payment of $1,000.00, "T" represents the average annual total return, "n" represents the number of years and "ERV" represents the redeemable value at the end of the period.

The Sub-Account may advertise a non-standardized total return. These figures will be calculated on a monthly basis from the inception date of the underlying fund for one, five and ten year periods or other relevant periods. Non-standardized total return is measured in the same manner as the standardized total return described above, except that non-standardized total return does not include the Annual Maintenance Fee, Distribution Charge, or Sales Charges (except for a 1% FESC for A Share Contract class). Therefore, non-standardized total return for a Sub-Account is higher than standardized total return for a Sub-Account.

The Sub-Account may also advertise adjusted non-standardized total return. These figures will be calculated on a monthly basis from the inception date of the underlying fund for one, five and ten year periods or other relevant periods. Adjusted non-standardized total return is measured in the same manner as the standardized total return described above.

A Sub-Account may advertise non-standardized total returns for periods predating its inception as an investment option in this variable annuity. Such non-standardized total returns reflect the adjusted historical returns of the underlying Fund in which the Sub-Account invests, as adjusted for certain Separate Account annual expenses (Mortality and Expense Risk charges and Administrative Fees), but excludes adjustments for optional riders or deductions for Annual Maintenance Fees, sales charges, premium taxes and federal/state taxes (including possible penalties). To the extent that a Sub-Account invests in a Feeder Fund (a Feeder Fund is a fund that invests all of its assets into a corresponding Master Fund), the Feeder Fund's performance for periods pre-dating the inception of the Feeder Fund and/or its inclusion within a Separate Account may include the performance of the Master Fund since the inception of the Master Fund, as adjusted for the Feeder Fund's operating expenses. In such case, the performance of a Feeder Fund will be lower than the corresponding Master Fund because of Feeder Fund operating expenses. Performance may include the effect of waivers and reimbursements, in the absence of which performance may have been lower.

-------------------------------------------------------------------------------

YIELD FOR SUB-ACCOUNTS

If applicable, the Sub-Accounts may advertise yield in addition to total return. At any time in the future, yields may be higher or lower than past yields and past performance is no indication of future performance.

The standardized yield will be computed for periods beginning with the inception of the Sub-Account in the following manner. The net investment income per Accumulation Unit earned during a one-month period is divided by the Accumulation Unit Value on the last day of the period.

The formula we use to calculate yield is: YIELD = 2[(a - b/cd +1) TO THE POWER OF 6 - 1]. In this calculation, "a" represents the net investment income earned during the period by the underlying fund, "b" represents the expenses accrued for the period, "c" represents the average daily number of Accumulation Units outstanding during the period and "d" represents the maximum offering price per Accumulation Unit on the last day of the period.

MONEY MARKET SUB-ACCOUNTS

At any time in the future, current and effective yields may be higher or lower than past yields and past performance is no indication of future performance.

Current yield of a money market fund Sub-Account is calculated for a seven-day period or the "base period" without taking into consideration any realized or unrealized gains or losses on shares of the underlying fund. The first step in determining yield is to compute the base period return. We take a hypothetical account with a balance of one Accumulation Unit of the Sub-Account and calculates the net change in its value from the beginning of the base period to the end of the base period. We then subtract an amount equal to the total deductions for the Contract and then divides that number by the value of the account at the beginning of the base period. The result is the base period return or "BPR." Once the base period return is calculated, we then multiply it by 365/7 to compute the current yield. Current yield is calculated to the nearest hundredth of one percent.

The formula for this calculation is YIELD = BPR x (365/7), where BPR = (A -
B)/C. "A" is equal to the net change in value of a hypothetical account with a balance of one Accumulation Unit of the Sub-Account from the beginning of the base period to the end of the base period. "B" is equal to the amount that Hartford deducts for mortality and expense risk charge, any applicable administrative charge and the Annual Maintenance Fee. "C" represents the value of the Sub-Account at the beginning of the base period.

Effective yield is also calculated using the base period return. The effective yield is calculated by adding 1 to the base period return and raising that result to a power equal to 365 divided by 7 and subtracting 1 from the result. The calculation we use is:

    EFFECTIVE YIELD = [(BASE PERIOD RETURN + 1) TO THE POWER OF 365/7] - 1.

ADDITIONAL MATERIALS

We may provide information on various topics to Contract Owners and prospective Contract Owners in advertising, sales literature or other materials. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, dollar cost averaging and asset allocation), the advantages and disadvantages of investing in tax-deferred and taxable instruments, customer profiles and hypothetical purchase scenarios, financial management and tax and retirement planning, and other investment alternatives, including comparisons between the Contracts and the characteristics of and market for any alternatives.

PERFORMANCE COMPARISONS

Each Sub-Account may from time to time include in advertisements the ranking of its performance figures compared with performance figures of other annuity contract's sub-accounts with the same investment objectives which are created by Lipper Analytical Services, Morningstar, Inc. or other recognized ranking services.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE CONTRACT OWNERS OF
HARTFORD LIFE INSURANCE COMPANY SEPARATE ACCOUNT SEVEN AND THE
BOARD OF DIRECTORS OF HARTFORD LIFE INSURANCE COMPANY

-------------------------------------------------------------------------------

We have audited the accompanying statements of assets and liabilities of each of the individual Sub-Accounts disclosed in Note 1 which comprise the Hartford Life Insurance Company Separate Account Seven (the "Account"), as of December 31, 2009, and the related statements of operations and changes in net assets for the respective stated periods then ended. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Account is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of investments owned as of December 31, 2009; where replies were not received, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the individual Sub-Accounts constituting Hartford Life Insurance Company Separate Account Seven as of December 31, 2009, the results of their operations and the changes in their net assets for the respective stated periods then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP
Hartford, Connecticut
February 23, 2010

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES
DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                 ALLIANCEBERNSTEIN VPS     ALLIANCEBERNSTEIN VPS
                                    BALANCED WEALTH            INTERNATIONAL
                                   STRATEGY PORTFOLIO         VALUE PORTFOLIO
                                      SUB-ACCOUNT               SUB-ACCOUNT
----------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of Shares:
   Class IA                                     --                        --
   Class IB                                     --                        --
   Other class                             330,117                   536,746
                                      ============              ============
  Cost:
   Class IA                                     --                        --
   Class IB                                     --                        --
   Other class                          $3,193,706                $7,218,331
                                      ============              ============
  Market Value:
   Class IA                                     --                        --
   Class IB                                     --                        --
   Other class                          $3,492,638                $7,804,287
 Due from Hartford Life
  Insurance Company                          4,269                       655
 Receivable from fund shares
  sold                                          --                        --
 Other assets                                   --                        --
                                      ------------              ------------
 Total Assets                            3,496,907                 7,804,942
                                      ------------              ------------
LIABILITIES:
 Due to Hartford Life
  Insurance Company                             --                        --
 Payable for fund shares
  purchased                                  4,269                       655
 Other liabilities                              --                         1
                                      ------------              ------------
 Total Liabilities                           4,269                       656
                                      ------------              ------------
NET ASSETS:
 For Variable Annuity Contract
  Liabilities                           $3,492,638                $7,804,286
                                      ============              ============

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                ALLIANCEBERNSTEIN VPS                               ALLIANCEBERNSTEIN VPS
                                    SMALL/MID-CAP         ALLIANCEBERNSTEIN VPS         INTERNATIONAL
                                   VALUE PORTFOLIO           VALUE PORTFOLIO           GROWTH PORTFOLIO
                                     SUB-ACCOUNT               SUB-ACCOUNT               SUB-ACCOUNT
-----------------------------------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of Shares:
   Class IA                                   --                        --                         --
   Class IB                                   --                        --                         --
   Other class                            73,822                    15,532                     71,920
                                      ==========                ==========               ============
  Cost:
   Class IA                                   --                        --                         --
   Class IB                                   --                        --                         --
   Other class                          $902,839                  $135,673                 $1,171,717
                                      ==========                ==========               ============
  Market Value:
   Class IA                                   --                        --                         --
   Class IB                                   --                        --                         --
   Other class                          $986,265                  $138,231                 $1,187,403
 Due from Hartford Life
  Insurance Company                          177                        --                         --
 Receivable from fund shares
  sold                                        --                         6                         56
 Other assets                                 --                        --                         --
                                      ----------                ----------               ------------
 Total Assets                            986,442                   138,237                  1,187,459
                                      ----------                ----------               ------------
LIABILITIES:
 Due to Hartford Life
  Insurance Company                           --                         6                         56
 Payable for fund shares
  purchased                                  177                        --                         --
 Other liabilities                            --                        --                         --
                                      ----------                ----------               ------------
 Total Liabilities                           177                         6                         56
                                      ----------                ----------               ------------
NET ASSETS:
 For Variable Annuity
  Contract Liabilities                  $986,265                  $138,231                 $1,187,403
                                      ==========                ==========               ============

                                 AIM V.I.            AIM V.I.
                                   BASIC              CAPITAL
                                VALUE FUND       APPRECIATION FUND
                                SUB-ACCOUNT         SUB-ACCOUNT
-----------------------------  --------------------------------------
ASSETS:
 Investments:
  Number of Shares:
   Class IA                               --                  --
   Class IB                               --                  --
   Other class                     7,454,220           1,069,947
                               =============       =============
  Cost:
   Class IA                               --                  --
   Class IB                               --                  --
   Other class                   $61,072,878         $22,962,608
                               =============       =============
  Market Value:
   Class IA                               --                  --
   Class IB                               --                  --
   Other class                   $44,576,238         $21,741,342
 Due from Hartford Life
  Insurance Company                       --                  --
 Receivable from fund shares
  sold                                25,849              13,446
 Other assets                              2                   1
                               -------------       -------------
 Total Assets                     44,602,089          21,754,789
                               -------------       -------------
LIABILITIES:
 Due to Hartford Life
  Insurance Company                   25,849              13,446
 Payable for fund shares
  purchased                               --                  --
 Other liabilities                        --                  --
                               -------------       -------------
 Total Liabilities                    25,849              13,446
                               -------------       -------------
NET ASSETS:
 For Variable Annuity
  Contract Liabilities           $44,576,240         $21,741,343
                               =============       =============

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                  AIM V.I.             AIM V.I.
                                    CORE              GOVERNMENT
                                 EQUITY FUND       SECURITIES FUND
                                 SUB-ACCOUNT         SUB-ACCOUNT
-----------------------------------------------------------------------
ASSETS:
 Investments:
  Number of Shares:
   Class IA                                --                   --
   Class IB                                --                   --
   Other class                      3,371,774           27,642,450
                                =============       ==============
  Cost:
   Class IA                                --                   --
   Class IB                                --                   --
   Other class                    $84,430,275         $336,240,929
                                =============       ==============
  Market Value:
   Class IA                                --                   --
   Class IB                                --                   --
   Other class                    $84,019,331         $330,327,277
 Due from Hartford Life
  Insurance Company                        --                   --
 Receivable from fund shares
  sold                                 29,827              160,912
 Other assets                              --                   --
                                -------------       --------------
 Total Assets                      84,049,158          330,488,189
                                -------------       --------------
LIABILITIES:
 Due to Hartford Life
  Insurance Company                    29,827              160,912
 Payable for fund shares
  purchased                                --                   --
 Other liabilities                         --                   84
                                -------------       --------------
 Total Liabilities                     29,827              160,996
                                -------------       --------------
NET ASSETS:
 For Variable Annuity Contract
  Liabilities                     $84,019,331         $330,327,193
                                =============       ==============

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                       AIM V.I.           AIM V.I.       AIM V.I.
                                         HIGH           INTERNATIONAL  MID CAP CORE
                                      YIELD FUND         GROWTH FUND    EQUITY FUND
                                     SUB-ACCOUNT         SUB-ACCOUNT    SUB-ACCOUNT
------------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of Shares:
   Class IA                                    --                  --             --
   Class IB                                    --                  --             --
   Other class                            214,730           2,864,055      7,769,540
                                     ============       =============  =============
  Cost:
   Class IA                                    --                  --             --
   Class IB                                    --                  --             --
   Other class                         $1,172,641         $75,486,882    $89,702,616
                                     ============       =============  =============
  Market Value:
   Class IA                                    --                  --             --
   Class IB                                    --                  --             --
   Other class                         $1,120,889         $74,364,833    $84,843,370
 Due from Hartford Life
  Insurance Company                            --              17,111             --
 Receivable from fund shares
  sold                                         64                  --         31,649
 Other assets                                  --                   4             --
                                     ------------       -------------  -------------
 Total Assets                           1,120,953          74,381,948     84,875,019
                                     ------------       -------------  -------------
LIABILITIES:
 Due to Hartford Life
  Insurance Company                            64                  --         31,649
 Payable for fund shares
  purchased                                    --              17,111             --
 Other liabilities                             --                  --              7
                                     ------------       -------------  -------------
 Total Liabilities                             64              17,111         31,656
                                     ------------       -------------  -------------
NET ASSETS:
 For Variable Annuity Contract
  Liabilities                          $1,120,889         $74,364,837    $84,843,363
                                     ============       =============  =============

                                  AIM V.I.       AIM V.I.
                                  SMALL CAP      LARGE CAP
                                 EQUITY FUND    GROWTH FUND
                                 SUB-ACCOUNT    SUB-ACCOUNT
------------------------------  ----------------------------
ASSETS:
 Investments:
  Number of Shares:
   Class IA                                --             --
   Class IB                                --             --
   Other class                      2,996,504      1,128,307
                                =============  =============
  Cost:
   Class IA                                --             --
   Class IB                                --             --
   Other class                    $41,815,982    $14,069,065
                                =============  =============
  Market Value:
   Class IA                                --             --
   Class IB                                --             --
   Other class                    $38,521,394    $13,855,611
 Due from Hartford Life
  Insurance Company                    14,063             --
 Receivable from fund shares
  sold                                     --          1,714
 Other assets                              --              1
                                -------------  -------------
 Total Assets                      38,535,457     13,857,326
                                -------------  -------------
LIABILITIES:
 Due to Hartford Life
  Insurance Company                        --          1,824
 Payable for fund shares
  purchased                            14,063             --
 Other liabilities                         --             --
                                -------------  -------------
 Total Liabilities                     14,063          1,824
                                -------------  -------------
NET ASSETS:
 For Variable Annuity Contract
  Liabilities                     $38,521,394    $13,855,502
                                =============  =============

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                       AIM V.I.               AIM V.I.
                                       CAPITAL            POWERSHARES ETF
                                   DEVELOPMENT FUND       ALLOCATION FUND
                                     SUB-ACCOUNT          SUB-ACCOUNT (A)
----------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of Shares:
   Class IA                                    --                    --
   Class IB                                    --                    --
   Other class                            223,572                41,560
                                     ============            ==========
  Cost:
   Class IA                                    --                    --
   Class IB                                    --                    --
   Other class                         $2,429,655              $543,637
                                     ============            ==========
  Market Value:
   Class IA                                    --                    --
   Class IB                                    --                    --
   Other class                         $2,510,622              $567,712
 Due from Hartford Life
  Insurance Company                            --                   164
 Receivable from fund shares
  sold                                        125                    --
 Other assets                                  --                    --
                                     ------------            ----------
 Total Assets                           2,510,747               567,876
                                     ------------            ----------
LIABILITIES:
 Due to Hartford Life
  Insurance Company                           125                    --
 Payable for fund shares
  purchased                                    --                   164
 Other liabilities                             --                    --
                                     ------------            ----------
 Total Liabilities                            125                   164
                                     ------------            ----------
NET ASSETS:
 For Variable Annuity Contract
  Liabilities                          $2,510,622              $567,712
                                     ============            ==========

(a)  Funded as of February 26, 2009.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                                             AMERICAN FUNDS
                                   AMERICAN FUNDS                GLOBAL                AMERICAN FUNDS
                                       GLOBAL                  GROWTH AND                  ASSET
                                      BOND FUND               INCOME FUND             ALLOCATION FUND
                                     SUB-ACCOUNT              SUB-ACCOUNT               SUB-ACCOUNT
----------------------------------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of Shares:
   Class IA                                    --                        --                        --
   Class IB                                    --                        --                        --
   Other class                          7,651,040                12,427,007                22,116,699
                                    =============            ==============            ==============
  Cost:
   Class IA                                    --                        --                        --
   Class IB                                    --                        --                        --
   Other class                        $84,212,546              $136,594,832              $323,236,776
                                    =============            ==============            ==============
  Market Value:
   Class IA                                    --                        --                        --
   Class IB                                    --                        --                        --
   Other class                        $88,216,492              $113,334,307              $324,009,643
 Due from Hartford Life
  Insurance Company                        38,287                        --                        --
 Receivable from fund shares
  sold                                         --                    20,565                    67,119
 Other assets                                  --                         3                         3
                                    -------------            --------------            --------------
 Total Assets                          88,254,779               113,354,875               324,076,765
                                    -------------            --------------            --------------
LIABILITIES:
 Due to Hartford Life
  Insurance Company                            --                    20,565                    67,119
 Payable for fund shares
  purchased                                38,287                        --                        --
 Other liabilities                             --                        --                        --
                                    -------------            --------------            --------------
 Total Liabilities                         38,287                    20,565                    67,119
                                    -------------            --------------            --------------
NET ASSETS:
 For Variable Annuity
  Contract Liabilities                $88,216,492              $113,334,310              $324,009,646
                                    =============            ==============            ==============

                                    AMERICAN FUNDS
                                      BLUE CHIP
                                      INCOME AND              AMERICAN FUNDS
                                     GROWTH FUND                BOND FUND
                                     SUB-ACCOUNT               SUB-ACCOUNT
-----------------------------  --------------------------------------------------
ASSETS:
 Investments:
  Number of Shares:
   Class IA                                     --                        --
   Class IB                                     --                        --
   Other class                          17,471,024                32,728,742
                                    ==============            ==============
  Cost:
   Class IA                                     --                        --
   Class IB                                     --                        --
   Other class                        $158,314,737              $357,406,530
                                    ==============            ==============
  Market Value:
   Class IA                                     --                        --
   Class IB                                     --                        --
   Other class                        $145,184,207              $334,815,029
 Due from Hartford Life
  Insurance Company                             --                   150,348
 Receivable from fund shares
  sold                                      60,097                        --
 Other assets                                   38                        --
                                    --------------            --------------
 Total Assets                          145,244,342               334,965,377
                                    --------------            --------------
LIABILITIES:
 Due to Hartford Life
  Insurance Company                         60,097                        --
 Payable for fund shares
  purchased                                     --                   150,348
 Other liabilities                              --                         3
                                    --------------            --------------
 Total Liabilities                          60,097                   150,351
                                    --------------            --------------
NET ASSETS:
 For Variable Annuity
  Contract Liabilities                $145,184,245              $334,815,026
                                    ==============            ==============

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                               AMERICAN FUNDS
                                                   GLOBAL                AMERICAN FUNDS
                                                GROWTH FUND               GROWTH FUND
                                                SUB-ACCOUNT               SUB-ACCOUNT
--------------------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of Shares:
   Class IA                                                --                        --
   Class IB                                                --                        --
   Other class                                      5,845,055                18,364,965
                                               ==============            ==============
  Cost:
   Class IA                                                --                        --
   Class IB                                                --                        --
   Other class                                   $105,214,790              $970,879,003
                                               ==============            ==============
  Market Value:
   Class IA                                                --                        --
   Class IB                                                --                        --
   Other class                                   $113,978,572              $846,624,904
 Due from Hartford Life Insurance
  Company                                                  --                        --
 Receivable from fund shares sold                      69,480                   268,252
 Other assets                                              --                        11
                                               --------------            --------------
 Total Assets                                     114,048,052               846,893,167
                                               --------------            --------------
LIABILITIES:
 Due to Hartford Life Insurance Company                69,480                   268,252
 Payable for fund shares purchased                         --                        --
 Other liabilities                                         --                        --
                                               --------------            --------------
 Total Liabilities                                     69,480                   268,252
                                               --------------            --------------
NET ASSETS:
 For Variable Annuity Contract
  Liabilities                                    $113,978,572              $846,624,915
                                               ==============            ==============

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                             AMERICAN FUNDS            AMERICAN FUNDS            AMERICAN FUNDS
                                           GROWTH-INCOME FUND        INTERNATIONAL FUND          NEW WORLD FUND
                                              SUB-ACCOUNT               SUB-ACCOUNT               SUB-ACCOUNT
--------------------------------------------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of Shares:
   Class IA                                              --                        --                        --
   Class IB                                              --                        --                        --
   Other class                                   25,200,879                14,662,194                 5,207,987
                                             ==============            ==============            ==============
  Cost:
   Class IA                                              --                        --                        --
   Class IB                                              --                        --                        --
   Other class                                 $879,744,334              $254,363,445               $86,942,919
                                             ==============            ==============            ==============
  Market Value:
   Class IA                                              --                        --                        --
   Class IB                                              --                        --                        --
   Other class                                 $785,763,412              $250,870,140              $103,586,854
 Due from Hartford Life Insurance
  Company                                                --                        --                        --
 Receivable from fund shares sold                   250,195                    96,680                    32,305
 Other assets                                            14                        --                        --
                                             --------------            --------------            --------------
 Total Assets                                   786,013,621               250,966,820               103,619,159
                                             --------------            --------------            --------------
LIABILITIES:
 Due to Hartford Life Insurance
  Company                                           250,192                    96,680                    32,305
 Payable for fund shares purchased                       --                        --                        --
 Other liabilities                                       --                         2                        --
                                             --------------            --------------            --------------
 Total Liabilities                                  250,192                    96,682                    32,305
                                             --------------            --------------            --------------
NET ASSETS:
 For Variable Annuity Contract
  Liabilities                                  $785,763,429              $250,870,138              $103,586,854
                                             ==============            ==============            ==============

                                            AMERICAN FUNDS               BB&T
                                             GLOBAL SMALL              MID CAP
                                          CAPITALIZATION FUND         GROWTH VIF
                                              SUB-ACCOUNT            SUB-ACCOUNT
--------------------------------------  ---------------------------------------------
ASSETS:
 Investments:
  Number of Shares:
   Class IA                                             --                    --
   Class IB                                             --                    --
   Other class                                   5,157,899                31,140
                                             =============            ==========
  Cost:
   Class IA                                             --                    --
   Class IB                                             --                    --
   Other class                                 $91,663,651              $346,323
                                             =============            ==========
  Market Value:
   Class IA                                             --                    --
   Class IB                                             --                    --
   Other class                                 $91,552,717              $274,339
 Due from Hartford Life Insurance
  Company                                               --                    --
 Receivable from fund shares sold                   26,960                    11
 Other assets                                           --                    --
                                             -------------            ----------
 Total Assets                                   91,579,677               274,350
                                             -------------            ----------
LIABILITIES:
 Due to Hartford Life Insurance
  Company                                           26,960                    11
 Payable for fund shares purchased                      --                    --
 Other liabilities                                      --                    --
                                             -------------            ----------
 Total Liabilities                                  26,960                    11
                                             -------------            ----------
NET ASSETS:
 For Variable Annuity Contract
  Liabilities                                  $91,552,717              $274,339
                                             =============            ==========

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                       BB&T
                                  CAPITAL MANAGER            BB&T
                                    EQUITY VIF          LARGE CAP VIF
                                    SUB-ACCOUNT        SUB-ACCOUNT (B)
-------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of Shares:
   Class IA                                --                  --
   Class IB                                --                  --
   Other class                            614                  --
                                      =======                ====
  Cost:
   Class IA                                --                  --
   Class IB                                --                  --
   Other class                         $3,064                  --
                                      =======                ====
  Market Value:
   Class IA                                --                  --
   Class IB                                --                  --
   Other class                         $3,624                  --
 Due from Hartford Life
  Insurance Company                        --                  --
 Receivable from fund shares
  sold                                     --                  --
 Other assets                              --                  --
                                      -------                ----
 Total Assets                           3,624                  --
                                      -------                ----
LIABILITIES:
 Due to Hartford Life
  Insurance Company                        --                  --
 Payable for fund shares
  purchased                                --                  --
 Other liabilities                         --                  --
                                      -------                ----
 Total Liabilities                         --                  --
                                      -------                ----
NET ASSETS:
 For Variable Annuity Contract
  Liabilities                          $3,624                  --
                                      =======                ====

(b) Not funded as of December 31, 2009.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                                 BB&T                                          COLUMBIA
                                               SPECIAL                   BB&T                SMALL COMPANY
                                            OPPORTUNITIES            TOTAL RETURN               GROWTH
                                              EQUITY VIF               BOND VIF                 VS FUND
                                             SUB-ACCOUNT             SUB-ACCOUNT              SUB-ACCOUNT
---------------------------------------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of Shares:
   Class IA                                            --                      --                       --
   Class IB                                            --                      --                       --
   Other class                                    141,885                 120,879                  913,540
                                             ============            ============            =============
  Cost:
   Class IA                                            --                      --                       --
   Class IB                                            --                      --                       --
   Other class                                 $1,940,721              $1,201,898              $12,198,682
                                             ============            ============            =============
  Market Value:
   Class IA                                            --                      --                       --
   Class IB                                            --                      --                       --
   Other class                                 $2,027,539              $1,253,510               $8,724,303
 Due from Hartford Life Insurance
  Company                                              --                      --                       --
 Receivable from fund shares sold                      90                      57                    2,040
 Other assets                                          --                       1                        2
                                             ------------            ------------            -------------
 Total Assets                                   2,027,629               1,253,568                8,726,345
                                             ------------            ------------            -------------
LIABILITIES:
 Due to Hartford Life Insurance
  Company                                              90                      57                    2,040
 Payable for fund shares purchased                     --                      --                       --
 Other liabilities                                     --                      --                       --
                                             ------------            ------------            -------------
 Total Liabilities                                     90                      57                    2,040
                                             ------------            ------------            -------------
NET ASSETS:
 For Variable Annuity Contract
  Liabilities                                  $2,027,539              $1,253,511               $8,724,305
                                             ============            ============            =============


                                               COLUMBIA               EVERGREEN VA
                                            LARGE CAP VALUE       DIVERSIFIED CAPITAL
                                                VS FUND               BUILDER FUND
                                              SUB-ACCOUNT             SUB-ACCOUNT
--------------------------------------  -----------------------------------------------
ASSETS:
 Investments:
  Number of Shares:
   Class IA                                             --                      --
   Class IB                                             --                      --
   Other class                                   1,273,248                  84,385
                                             =============            ============
  Cost:
   Class IA                                             --                      --
   Class IB                                             --                      --
   Other class                                 $23,267,764              $1,039,635
                                             =============            ============
  Market Value:
   Class IA                                             --                      --
   Class IB                                             --                      --
   Other class                                 $14,680,550                $962,832
 Due from Hartford Life Insurance
  Company                                               --                      --
 Receivable from fund shares sold                    5,789                      43
 Other assets                                            1                      --
                                             -------------            ------------
 Total Assets                                   14,686,340                 962,875
                                             -------------            ------------
LIABILITIES:
 Due to Hartford Life Insurance
  Company                                            5,789                      43
 Payable for fund shares purchased                      --                      --
 Other liabilities                                      --                      --
                                             -------------            ------------
 Total Liabilities                                   5,789                      43
                                             -------------            ------------
NET ASSETS:
 For Variable Annuity Contract
  Liabilities                                  $14,680,551                $962,832
                                             =============            ============

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                                             EVERGREEN VA
                                     EVERGREEN VA           INTERNATIONAL
                                     GROWTH FUND             EQUITY FUND
                                     SUB-ACCOUNT             SUB-ACCOUNT
------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of Shares:
   Class IA                                    --                      --
   Class IB                                    --                      --
   Other class                            146,493                 169,192
                                     ============            ============
  Cost:
   Class IA                                    --                      --
   Class IB                                    --                      --
   Other class                         $2,198,040              $2,630,407
                                     ============            ============
  Market Value:
   Class IA                                    --                      --
   Class IB                                    --                      --
   Other class                         $1,689,070              $1,805,277
 Due from Hartford Life
  Insurance Company                            --                      --
 Receivable from fund shares
  sold                                      1,203                   3,992
 Other assets                                  --                      --
                                     ------------            ------------
 Total Assets                           1,690,273               1,809,269
                                     ------------            ------------
LIABILITIES:
 Due to Hartford Life
  Insurance Company                         1,203                   3,992
 Payable for fund shares
  purchased                                    --                      --
 Other liabilities                             --                      --
                                     ------------            ------------
 Total Liabilities                          1,203                   3,992
                                     ------------            ------------
NET ASSETS:
 For Variable Annuity Contract
  Liabilities                          $1,689,070              $1,805,277
                                     ============            ============

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                                      EVERGREEN VA        EVERGREEN VA
                                    EVERGREEN VA         SPECIAL          FUNDAMENTAL
                                     OMEGA FUND        VALUES FUND       LARGE CAP FUND
                                    SUB-ACCOUNT        SUB-ACCOUNT        SUB-ACCOUNT
-------------------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of Shares:
   Class IA                                  --                  --                 --
   Class IB                                  --                  --                 --
   Other class                           25,681           1,347,137            466,427
                                     ==========       =============       ============
  Cost:
   Class IA                                  --                  --                 --
   Class IB                                  --                  --                 --
   Other class                         $438,927         $22,042,442         $7,040,325
                                     ==========       =============       ============
  Market Value:
   Class IA                                  --                  --                 --
   Class IB                                  --                  --                 --
   Other class                         $524,401         $15,909,683         $7,985,235
 Due from Hartford Life
  Insurance Company                          --               1,643             17,229
 Receivable from fund shares
  sold                                       23                  --                 --
 Other assets                                --                  --                 --
                                     ----------       -------------       ------------
 Total Assets                           524,424          15,911,326          8,002,464
                                     ----------       -------------       ------------
LIABILITIES:
 Due to Hartford Life
  Insurance Company                          23                  --                 --
 Payable for fund shares
  purchased                                  --               1,643             17,229
 Other liabilities                           --                   3                  1
                                     ----------       -------------       ------------
 Total Liabilities                           23               1,646             17,230
                                     ----------       -------------       ------------
NET ASSETS:
 For Variable Annuity Contract
  Liabilities                          $524,401         $15,909,680         $7,985,234
                                     ==========       =============       ============

                                    FIDELITY VIP      FIDELITY VIP
                                       GROWTH         CONTRAFUND(R)
                                     PORTFOLIO          PORTFOLIO
                                    SUB-ACCOUNT        SUB-ACCOUNT
------------------------------  -----------------------------------
ASSETS:
 Investments:
  Number of Shares:
   Class IA                                  --                  --
   Class IB                                  --                  --
   Other class                           22,663             781,503
                                     ==========       =============
  Cost:
   Class IA                                  --                  --
   Class IB                                  --                  --
   Other class                         $641,234         $14,254,311
                                     ==========       =============
  Market Value:
   Class IA                                  --                  --
   Class IB                                  --                  --
   Other class                         $674,234         $15,856,698
 Due from Hartford Life
  Insurance Company                       6,261              20,616
 Receivable from fund shares
  sold                                       --                  --
 Other assets                                --                  --
                                     ----------       -------------
 Total Assets                           680,495          15,877,314
                                     ----------       -------------
LIABILITIES:
 Due to Hartford Life
  Insurance Company                          --                  --
 Payable for fund shares
  purchased                               6,261              20,616
 Other liabilities                           --                  --
                                     ----------       -------------
 Total Liabilities                        6,261              20,616
                                     ----------       -------------
NET ASSETS:
 For Variable Annuity Contract
  Liabilities                          $674,234         $15,856,698
                                     ==========       =============

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                FIDELITY VIP       FIDELITY VIP
                                   MID CAP       VALUE STRATEGIES
                                  PORTFOLIO         PORTFOLIO
                                 SUB-ACCOUNT       SUB-ACCOUNT
-------------------------------------------------------------------
ASSETS:
 Investments:
  Number of Shares:
   Class IA                                --               --
   Class IB                                --               --
   Other class                        520,604           83,055
                                =============       ==========
  Cost:
   Class IA                                --               --
   Class IB                                --               --
   Other class                    $11,247,324         $530,798
                                =============       ==========
  Market Value:
   Class IA                                --               --
   Class IB                                --               --
   Other class                    $13,067,152         $645,335
 Due from Hartford Life
  Insurance Company                    21,133               --
 Receivable from fund shares
  sold                                     --               32
 Other assets                              --               --
                                -------------       ----------
 Total Assets                      13,088,285          645,367
                                -------------       ----------
LIABILITIES:
 Due to Hartford Life
  Insurance Company                        --               32
 Payable for fund shares
  purchased                            21,133               --
 Other liabilities                         --               --
                                -------------       ----------
 Total Liabilities                     21,133               32
                                -------------       ----------
NET ASSETS:
 For Variable Annuity Contract
  Liabilities                     $13,067,152         $645,335
                                =============       ==========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                   FIDELITY VIP              FRANKLIN
                                 DYNAMIC CAPITAL              RISING               FRANKLIN
                                   APPRECIATION             DIVIDENDS               INCOME
                                    PORTFOLIO            SECURITIES FUND       SECURITIES FUND
                                   SUB-ACCOUNT             SUB-ACCOUNT           SUB-ACCOUNT
-----------------------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of Shares:
   Class IA                                 --                        --                     --
   Class IB                                 --                        --                     --
   Other class                          30,581                17,615,340             72,957,711
                                    ==========            ==============       ================
  Cost:
   Class IA                                 --                        --                     --
   Class IB                                 --                        --                     --
   Other class                        $209,851              $315,200,752         $1,103,569,138
                                    ==========            ==============       ================
  Market Value:
   Class IA                                 --                        --                     --
   Class IB                                 --                        --                     --
   Other class                        $215,899              $279,379,288         $1,030,824,756
 Due from Hartford Life
  Insurance Company                         --                        --                     --
 Receivable from fund shares
  sold                                      11                    23,491                278,675
 Other assets                               --                         1                     --
                                    ----------            --------------       ----------------
 Total Assets                          215,910               279,402,780          1,031,103,431
                                    ----------            --------------       ----------------
LIABILITIES:
 Due to Hartford Life
  Insurance Company                         11                    23,491                278,675
 Payable for fund shares
  purchased                                 --                        --                     --
 Other liabilities                          --                        --                     13
                                    ----------            --------------       ----------------
 Total Liabilities                          11                    23,491                278,688
                                    ----------            --------------       ----------------
NET ASSETS:
 For Variable Annuity
  Contract Liabilities                $215,899              $279,379,289         $1,030,824,743
                                    ==========            ==============       ================

                                      FRANKLIN                 FRANKLIN
                                      LARGE CAP                 GLOBAL
                                       GROWTH                REAL ESTATE
                                   SECURITIES FUND         SECURITIES FUND
                                     SUB-ACCOUNT             SUB-ACCOUNT
-----------------------------  -----------------------------------------------
ASSETS:
 Investments:
  Number of Shares:
   Class IA                                    --                      --
   Class IB                                    --                      --
   Other class                          4,235,701                 123,020
                                    =============            ============
  Cost:
   Class IA                                    --                      --
   Class IB                                    --                      --
   Other class                        $60,469,100              $2,027,789
                                    =============            ============
  Market Value:
   Class IA                                    --                      --
   Class IB                                    --                      --
   Other class                        $56,885,468              $1,343,385
 Due from Hartford Life
  Insurance Company                            --                      --
 Receivable from fund shares
  sold                                     14,721                      39
 Other assets                                   1                      --
                                    -------------            ------------
 Total Assets                          56,900,190               1,343,424
                                    -------------            ------------
LIABILITIES:
 Due to Hartford Life
  Insurance Company                        14,721                      39
 Payable for fund shares
  purchased                                    --                      --
 Other liabilities                             --                      --
                                    -------------            ------------
 Total Liabilities                         14,721                      39
                                    -------------            ------------
NET ASSETS:
 For Variable Annuity
  Contract Liabilities                $56,885,469              $1,343,385
                                    =============            ============

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                        FRANKLIN                 FRANKLIN
                                     SMALL-MID CAP               SMALL CAP
                                         GROWTH                    VALUE
                                    SECURITIES FUND           SECURITIES FUND
                                      SUB-ACCOUNT               SUB-ACCOUNT
---------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of Shares:
   Class IA                                      --                       --
   Class IB                                      --                       --
   Other class                            5,560,449                  878,256
                                     ==============            =============
  Cost:
   Class IA                                      --                       --
   Class IB                                      --                       --
   Other class                         $102,789,177              $11,221,718
                                     ==============            =============
  Market Value:
   Class IA                                      --                       --
   Class IB                                      --                       --
   Other class                          $93,841,932              $11,250,662
 Due from Hartford Life
  Insurance Company                         111,883                       --
 Receivable from fund shares
  sold                                           --                  133,016
 Other assets                                    --                       --
                                     --------------            -------------
 Total Assets                            93,953,815               11,383,678
                                     --------------            -------------
LIABILITIES:
 Due to Hartford Life
  Insurance Company                              --                  133,016
 Payable for fund shares
  purchased                                 111,883                       --
 Other liabilities                               --                       --
                                     --------------            -------------
 Total Liabilities                          111,883                  133,016
                                     --------------            -------------
NET ASSETS:
 For Variable Annuity Contract
  Liabilities                           $93,841,932              $11,250,662
                                     ==============            =============

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                       FRANKLIN                                           TEMPLETON
                                      STRATEGIC                                          DEVELOPING
                                        INCOME                MUTUAL SHARES                MARKETS
                                   SECURITIES FUND           SECURITIES FUND           SECURITIES FUND
                                     SUB-ACCOUNT               SUB-ACCOUNT               SUB-ACCOUNT
----------------------------------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of Shares:
   Class IA                                     --                        --                       --
   Class IB                                     --                        --                       --
   Other class                          22,994,834                35,279,085                7,471,544
                                    ==============            ==============            =============
  Cost:
   Class IA                                     --                        --                       --
   Class IB                                     --                        --                       --
   Other class                        $274,889,992              $572,914,574              $72,545,819
                                    ==============            ==============            =============
  Market Value:
   Class IA                                     --                        --                       --
   Class IB                                     --                        --                       --
   Other class                        $282,189,437              $514,493,560              $73,714,398
 Due from Hartford Life
  Insurance Company                             --                        --                       --
 Receivable from fund shares
  sold                                     218,963                    63,131                    2,732
 Other assets                                   --                        --                       --
                                    --------------            --------------            -------------
 Total Assets                          282,408,400               514,556,691               73,717,130
                                    --------------            --------------            -------------
LIABILITIES:
 Due to Hartford Life
  Insurance Company                        218,963                    63,131                    2,732
 Payable for fund shares
  purchased                                     --                        --                       --
 Other liabilities                               2                         7                       --
                                    --------------            --------------            -------------
 Total Liabilities                         218,965                    63,138                    2,732
                                    --------------            --------------            -------------
NET ASSETS:
 For Variable Annuity
  Contract Liabilities                $282,189,435              $514,493,553              $73,714,398
                                    ==============            ==============            =============


                                      TEMPLETON                TEMPLETON
                                       FOREIGN                GLOBAL ASSET
                                   SECURITIES FUND          ALLOCATION FUND
                                     SUB-ACCOUNT              SUB-ACCOUNT
-----------------------------  ------------------------------------------------
ASSETS:
 Investments:
  Number of Shares:
   Class IA                                     --                      --
   Class IB                                     --                      --
   Other class                          14,103,404                 190,448
                                    ==============            ============
  Cost:
   Class IA                                     --                      --
   Class IB                                     --                      --
   Other class                        $199,661,294              $3,389,945
                                    ==============            ============
  Market Value:
   Class IA                                     --                      --
   Class IB                                     --                      --
   Other class                        $189,703,977              $1,744,503
 Due from Hartford Life
  Insurance Company                             --                      --
 Receivable from fund shares
  sold                                      12,047                      74
 Other assets                                   --                      --
                                    --------------            ------------
 Total Assets                          189,716,024               1,744,577
                                    --------------            ------------
LIABILITIES:
 Due to Hartford Life
  Insurance Company                         12,047                      74
 Payable for fund shares
  purchased                                     --                      --
 Other liabilities                               2                      --
                                    --------------            ------------
 Total Liabilities                          12,049                      74
                                    --------------            ------------
NET ASSETS:
 For Variable Annuity
  Contract Liabilities                $189,703,975              $1,744,503
                                    ==============            ============

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                       TEMPLETON                   MUTUAL
                                         GROWTH               GLOBAL DISCOVERY
                                    SECURITIES FUND           SECURITIES FUND
                                      SUB-ACCOUNT             SUB-ACCOUNT (C)
----------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of Shares:
   Class IA                                      --                        --
   Class IB                                      --                        --
   Other class                           33,381,963                 8,040,714
                                     ==============            ==============
  Cost:
   Class IA                                      --                        --
   Class IB                                      --                        --
   Other class                         $422,795,956              $150,055,924
                                     ==============            ==============
  Market Value:
   Class IA                                      --                        --
   Class IB                                      --                        --
   Other class                         $347,264,412              $151,319,313
 Due from Hartford Life
  Insurance Company                              --                        --
 Receivable from fund shares
  sold                                       64,904                     9,556
 Other assets                                     2                        --
                                     --------------            --------------
 Total Assets                           347,329,318               151,328,869
                                     --------------            --------------
LIABILITIES:
 Due to Hartford Life
  Insurance Company                          64,904                     9,556
 Payable for fund shares
  purchased                                      --                        --
 Other liabilities                               --                        --
                                     --------------            --------------
 Total Liabilities                           64,904                     9,556
                                     --------------            --------------
NET ASSETS:
 For Variable Annuity Contract
  Liabilities                          $347,264,414              $151,319,313
                                     ==============            ==============

(c)  Formerly Mutual Discovery Securities Fund. Change effective May 1, 2009.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                      FRANKLIN                 FRANKLIN
                                      FLEX CAP                 LARGE CAP                TEMPLETON
                                       GROWTH                    VALUE                 GLOBAL BOND
                                   SECURITIES FUND          SECURITIES FUND          SECURITIES FUND
                                     SUB-ACCOUNT              SUB-ACCOUNT            SUB-ACCOUNT (D)
--------------------------------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of Shares:
   Class IA                                    --                       --                       --
   Class IB                                    --                       --                       --
   Other class                          2,067,591                1,006,468                  792,528
                                    =============            =============            =============
  Cost:
   Class IA                                    --                       --                       --
   Class IB                                    --                       --                       --
   Other class                        $22,327,281              $10,182,387              $13,431,321
                                    =============            =============            =============
  Market Value:
   Class IA                                    --                       --                       --
   Class IB                                    --                       --                       --
   Other class                        $22,593,292               $9,420,541              $13,956,074
 Due from Hartford Life
  Insurance Company                            --                       --                   28,299
 Receivable from fund shares
  sold                                      8,678                      496                       --
 Other assets                                  --                       --                       --
                                    -------------            -------------            -------------
 Total Assets                          22,601,970                9,421,037               13,984,373
                                    -------------            -------------            -------------
LIABILITIES:
 Due to Hartford Life
  Insurance Company                         8,678                      496                       --
 Payable for fund shares
  purchased                                    --                       --                   28,299
 Other liabilities                             --                       --                       --
                                    -------------            -------------            -------------
 Total Liabilities                          8,678                      496                   28,299
                                    -------------            -------------            -------------
NET ASSETS:
 For Variable Annuity
  Contract Liabilities                $22,593,292               $9,420,541              $13,956,074
                                    =============            =============            =============

                                                 HARTFORD
                                 HARTFORD         TOTAL
                                 ADVISERS      RETURN BOND
                                 HLS FUND        HLS FUND
                                SUB-ACCOUNT    SUB-ACCOUNT
-----------------------------  -----------------------------
ASSETS:
 Investments:
  Number of Shares:
   Class IA                          144,814       9,064,589
   Class IB                          891,403       4,746,565
   Other class                            --              --
                               =============  ==============
  Cost:
   Class IA                       $2,288,535     $94,113,202
   Class IB                       20,573,403      55,481,535
   Other class                            --              --
                               =============  ==============
  Market Value:
   Class IA                       $2,530,441     $95,872,549
   Class IB                       15,758,508      49,966,263
   Other class                            --              --
 Due from Hartford Life
  Insurance Company                       --         212,305
 Receivable from fund shares
  sold                                 4,752              --
 Other assets                              5              --
                               -------------  --------------
 Total Assets                     18,293,706     146,051,117
                               -------------  --------------
LIABILITIES:
 Due to Hartford Life
  Insurance Company                    4,752              --
 Payable for fund shares
  purchased                               --         212,305
 Other liabilities                        --              17
                               -------------  --------------
 Total Liabilities                     4,752         212,322
                               -------------  --------------
NET ASSETS:
 For Variable Annuity
  Contract Liabilities           $18,288,954    $145,838,795
                               =============  ==============

(d) Formerly Templeton Global Income Securites Fund. Change effective May 1,
    2009.

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                   HARTFORD       HARTFORD
                                   CAPITAL        DIVIDEND
                                 APPRECIATION    AND GROWTH
                                   HLS FUND       HLS FUND
                                 SUB-ACCOUNT     SUB-ACCOUNT
-------------------------------------------------------------
ASSETS:
 Investments:
  Number of Shares:
   Class IA                          2,813,594      3,839,027
   Class IB                            951,348      1,446,815
   Other class                              --             --
                                ==============  =============
  Cost:
   Class IA                        $87,369,541    $61,050,563
   Class IB                         42,336,718     25,697,110
   Other class                              --             --
                                ==============  =============
  Market Value:
   Class IA                       $103,048,933    $67,375,157
   Class IB                         34,552,664     25,333,308
   Other class                              --             --
 Due from Hartford Life
  Insurance Company                    106,505         85,267
 Receivable from fund shares
  sold                                      --             --
 Other assets                               --              2
                                --------------  -------------
 Total Assets                      137,708,102     92,793,734
                                --------------  -------------
LIABILITIES:
 Due to Hartford Life
  Insurance Company                         --             --
 Payable for fund shares
  purchased                            106,505         85,267
 Other liabilities                          13             --
                                --------------  -------------
 Total Liabilities                     106,518         85,267
                                --------------  -------------
NET ASSETS:
 For Variable Annuity Contract
  Liabilities                     $137,601,584    $92,708,467
                                ==============  =============

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                     HARTFORD              HARTFORD
                                   FUNDAMENTAL              GLOBAL               HARTFORD
                                      GROWTH               ADVISERS           GLOBAL EQUITY
                                     HLS FUND              HLS FUND              HLS FUND
                                   SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT
-----------------------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of Shares:
   Class IA                             36,976                    --                 1,779
   Class IB                              1,614                11,675                43,732
   Other class                              --                    --                    --
                                    ==========            ==========            ==========
  Cost:
   Class IA                           $242,112                    --               $14,813
   Class IB                             11,254              $157,876               391,019
   Other class                              --                    --                    --
                                    ==========            ==========            ==========
  Market Value:
   Class IA                           $310,015                    --               $15,427
   Class IB                             13,461              $120,982               378,596
   Other class                              --                    --                    --
 Due from Hartford Life
  Insurance Company                         --                    --                    --
 Receivable from fund shares
  sold                                      13                     5                    17
 Other assets                               --                    --                    --
                                    ----------            ----------            ----------
 Total Assets                          323,489               120,987               394,040
                                    ----------            ----------            ----------
LIABILITIES:
 Due to Hartford Life
  Insurance Company                         13                     5                    17
 Payable for fund shares
  purchased                                 --                    --                    --
 Other liabilities                          --                    --                    --
                                    ----------            ----------            ----------
 Total Liabilities                          13                     5                    17
                                    ----------            ----------            ----------
NET ASSETS:
 For Variable Annuity
  Contract Liabilities                $323,476              $120,982              $394,023
                                    ==========            ==========            ==========


                                     HARTFORD               HARTFORD
                                  GLOBAL HEALTH          GLOBAL GROWTH
                                     HLS FUND               HLS FUND
                                   SUB-ACCOUNT            SUB-ACCOUNT
-----------------------------  --------------------------------------------
ASSETS:
 Investments:
  Number of Shares:
   Class IA                                 --                  17,063
   Class IB                             29,216                  60,586
   Other class                              --                      --
                                    ==========            ============
  Cost:
   Class IA                                 --                $201,331
   Class IB                           $389,140               1,222,294
   Other class                              --                      --
                                    ==========            ============
  Market Value:
   Class IA                                 --                $233,918
   Class IB                           $372,357                 826,155
   Other class                              --                      --
 Due from Hartford Life
  Insurance Company                         --                      --
 Receivable from fund shares
  sold                                      15                      43
 Other assets                               --                       1
                                    ----------            ------------
 Total Assets                          372,372               1,060,117
                                    ----------            ------------
LIABILITIES:
 Due to Hartford Life
  Insurance Company                         15                      43
 Payable for fund shares
  purchased                                 --                      --
 Other liabilities                          --                      --
                                    ----------            ------------
 Total Liabilities                          15                      43
                                    ----------            ------------
NET ASSETS:
 For Variable Annuity
  Contract Liabilities                $372,357              $1,060,074
                                    ==========            ============

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                       HARTFORD
                                     DISCIPLINED              HARTFORD
                                        EQUITY                 GROWTH
                                       HLS FUND               HLS FUND
                                     SUB-ACCOUNT            SUB-ACCOUNT
----------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of Shares:
   Class IA                               808,696                42,520
   Class IB                                36,112                 1,956
   Other class                                 --                    --
                                     ============            ==========
  Cost:
   Class IA                            $7,816,200              $375,543
   Class IB                               508,353                20,882
   Other class                                 --                    --
                                     ============            ==========
  Market Value:
   Class IA                            $8,470,280              $428,159
   Class IB                               376,329                19,401
   Other class                                 --                    --
 Due from Hartford Life
  Insurance Company                         3,105                    --
 Receivable from fund shares
  sold                                         --                    17
 Other assets                                  --                    --
                                     ------------            ----------
 Total Assets                           8,849,714               447,577
                                     ------------            ----------
LIABILITIES:
 Due to Hartford Life
  Insurance Company                            --                    17
 Payable for fund shares
  purchased                                 3,105                    --
 Other liabilities                             --                    --
                                     ------------            ----------
 Total Liabilities                          3,105                    17
                                     ------------            ----------
NET ASSETS:
 For Variable Annuity Contract
  Liabilities                          $8,846,609              $447,560
                                     ============            ==========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                      HARTFORD
                                       GROWTH                  HARTFORD               HARTFORD
                                    OPPORTUNITIES             HIGH YIELD               INDEX
                                      HLS FUND                 HLS FUND               HLS FUND
                                   SUB-ACCOUNT (E)           SUB-ACCOUNT            SUB-ACCOUNT
----------------------------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of Shares:
   Class IA                             1,045,426                 331,510                    --
   Class IB                                 6,129                  40,855                17,130
   Other class                                 --                      --                    --
                                    =============            ============            ==========
  Cost:
   Class IA                           $20,741,665              $2,439,462                    --
   Class IB                               132,983                 355,097              $697,712
   Other class                                 --                      --                    --
                                    =============            ============            ==========
  Market Value:
   Class IA                           $23,001,139              $2,630,665                    --
   Class IB                               133,525                 320,973              $396,056
   Other class                                 --                      --                    --
 Due from Hartford Life
  Insurance Company                        20,453                  59,069                    --
 Receivable from fund shares
  sold                                         --                      --                    16
 Other assets                                  --                      --                    --
                                    -------------            ------------            ----------
 Total Assets                          23,155,117               3,010,707               396,072
                                    -------------            ------------            ----------
LIABILITIES:
 Due to Hartford Life
  Insurance Company                            --                      --                    16
 Payable for fund shares
  purchased                                20,453                  59,069                    --
 Other liabilities                             --                      --                    --
                                    -------------            ------------            ----------
 Total Liabilities                         20,453                  59,069                    16
                                    -------------            ------------            ----------
NET ASSETS:
 For Variable Annuity
  Contract Liabilities                $23,134,664              $2,951,638              $396,056
                                    =============            ============            ==========

                                     HARTFORD             HARTFORD
                                  INTERNATIONAL         INTERNATIONAL
                                      GROWTH            SMALL COMPANY
                                     HLS FUND             HLS FUND
                                   SUB-ACCOUNT           SUB-ACCOUNT
-----------------------------  -----------------------------------------
ASSETS:
 Investments:
  Number of Shares:
   Class IA                             35,866                   --
   Class IB                             15,780                6,447
   Other class                              --                   --
                                    ==========            =========
  Cost:
   Class IA                           $288,196                   --
   Class IB                            189,022              $88,386
   Other class                              --                   --
                                    ==========            =========
  Market Value:
   Class IA                           $265,777                   --
   Class IB                            116,322              $72,173
   Other class                              --                   --
 Due from Hartford Life
  Insurance Company                         --                   --
 Receivable from fund shares
  sold                                      16                    3
 Other assets                               --                   --
                                    ----------            ---------
 Total Assets                          382,115               72,176
                                    ----------            ---------
LIABILITIES:
 Due to Hartford Life
  Insurance Company                         16                    3
 Payable for fund shares
  purchased                                 --                   --
 Other liabilities                          --                   --
                                    ----------            ---------
 Total Liabilities                          16                    3
                                    ----------            ---------
NET ASSETS:
 For Variable Annuity
  Contract Liabilities                $382,099              $72,173
                                    ==========            =========

(e) Effective October 2, 2009, Hartford LargeCap Growth HLS Fund merged with Hartford Growth Opportunities HLS Fund.

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                       HARTFORD                HARTFORD
                                    INTERNATIONAL               MIDCAP
                                    OPPORTUNITIES               GROWTH
                                       HLS FUND                HLS FUND
                                     SUB-ACCOUNT             SUB-ACCOUNT
------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of Shares:
   Class IA                               326,227                 217,828
   Class IB                               373,927                  26,429
   Other class                                 --                      --
                                     ============            ============
  Cost:
   Class IA                            $3,433,614              $1,536,709
   Class IB                             4,119,910                 173,970
   Other class                                 --                      --
                                     ============            ============
  Market Value:
   Class IA                            $3,592,775              $1,715,767
   Class IB                             4,169,179                 207,753
   Other class                                 --                      --
 Due from Hartford Life
  Insurance Company                           889                      --
 Receivable from fund shares
  sold                                         --                      93
 Other assets                                  --                      --
                                     ------------            ------------
 Total Assets                           7,762,843               1,923,613
                                     ------------            ------------
LIABILITIES:
 Due to Hartford Life
  Insurance Company                            --                      93
 Payable for fund shares
  purchased                                   889                      --
 Other liabilities                             --                      --
                                     ------------            ------------
 Total Liabilities                            889                      93
                                     ------------            ------------
NET ASSETS:
 For Variable Annuity Contract
  Liabilities                          $7,761,954              $1,923,520
                                     ============            ============

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                      HARTFORD               HARTFORD           HARTFORD
                                       MIDCAP              MIDCAP VALUE       MONEY MARKET
                                      HLS FUND               HLS FUND           HLS FUND
                                    SUB-ACCOUNT            SUB-ACCOUNT        SUB-ACCOUNT
-------------------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of Shares:
   Class IA                                   --                    --          355,173,088
   Class IB                               85,876                17,074           16,705,281
   Other class                                --                    --                   --
                                    ============            ==========       ==============
  Cost:
   Class IA                                   --                    --         $355,173,088
   Class IB                           $1,984,843              $161,368           16,705,281
   Other class                                --                    --                   --
                                    ============            ==========       ==============
  Market Value:
   Class IA                                   --                    --         $355,173,088
   Class IB                           $1,796,277              $141,727           16,705,281
   Other class                                --                    --                   --
 Due from Hartford Life
  Insurance Company                           --                    --                   --
 Receivable from fund shares
  sold                                        70                     6              663,406
 Other assets                                 --                    --                   --
                                    ------------            ----------       --------------
 Total Assets                          1,796,347               141,733          372,541,775
                                    ------------            ----------       --------------
LIABILITIES:
 Due to Hartford Life
  Insurance Company                           70                     6              663,406
 Payable for fund shares
  purchased                                   --                    --                   --
 Other liabilities                            --                    --                   60
                                    ------------            ----------       --------------
 Total Liabilities                            70                     6              663,466
                                    ------------            ----------       --------------
NET ASSETS:
 For Variable Annuity
  Contract Liabilities                $1,796,277              $141,727         $371,878,309
                                    ============            ==========       ==============

                                    HARTFORD               HARTFORD
                                 SMALLCAP VALUE         SMALL COMPANY
                                    HLS FUND               HLS FUND
                                   SUB-ACCOUNT           SUB-ACCOUNT
-----------------------------  -------------------------------------------
ASSETS:
 Investments:
  Number of Shares:
   Class IA                                --                 114,748
   Class IB                            10,105                 251,524
   Other class                             --                      --
                                    =========            ============
  Cost:
   Class IA                                --              $1,569,175
   Class IB                           $83,272               3,663,163
   Other class                             --                      --
                                    =========            ============
  Market Value:
   Class IA                                --              $1,632,773
   Class IB                           $94,399               3,490,215
   Other class                             --                      --
 Due from Hartford Life
  Insurance Company                        --                      --
 Receivable from fund shares
  sold                                      5                   1,816
 Other assets                              --                       1
                                    ---------            ------------
 Total Assets                          94,404               5,124,805
                                    ---------            ------------
LIABILITIES:
 Due to Hartford Life
  Insurance Company                         5                   1,816
 Payable for fund shares
  purchased                                --                      --
 Other liabilities                         --                      --
                                    ---------            ------------
 Total Liabilities                          5                   1,816
                                    ---------            ------------
NET ASSETS:
 For Variable Annuity
  Contract Liabilities                $94,399              $5,122,989
                                    =========            ============

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                      HARTFORD          HARTFORD
                                  SMALLCAP GROWTH         STOCK
                                      HLS FUND          HLS FUND
                                    SUB-ACCOUNT        SUB-ACCOUNT
-------------------------------------------------------------------
ASSETS:
 Investments:
  Number of Shares:
   Class IA                              34,906              21,420
   Class IB                               2,504             364,716
   Other class                               --                  --
                                     ==========       =============
  Cost:
   Class IA                            $485,827            $663,382
   Class IB                              39,235          17,606,693
   Other class                               --                  --
                                     ==========       =============
  Market Value:
   Class IA                            $546,225            $773,334
   Class IB                              39,012          13,152,997
   Other class                               --                  --
 Due from Hartford Life
  Insurance Company                          --                  --
 Receivable from fund shares
  sold                                       25                 687
 Other assets                                --                   2
                                     ----------       -------------
 Total Assets                           585,262          13,927,020
                                     ----------       -------------
LIABILITIES:
 Due to Hartford Life
  Insurance Company                          25                 687
 Payable for fund shares
  purchased                                  --                  --
 Other liabilities                           --                  --
                                     ----------       -------------
 Total Liabilities                           25                 687
                                     ----------       -------------
NET ASSETS:
 For Variable Annuity Contract
  Liabilities                          $585,237         $13,926,333
                                     ==========       =============

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                      HARTFORD                                     HARTFORD
                                  U.S. GOVERNMENT            HARTFORD               VALUE
                                     SECURITIES               VALUE             OPPORTUNITIES
                                      HLS FUND               HLS FUND              HLS FUND
                                    SUB-ACCOUNT            SUB-ACCOUNT           SUB-ACCOUNT
-------------------------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of Shares:
   Class IA                              638,778                68,208                 9,933
   Class IB                               70,547                 4,211                 3,253
   Other class                                --                    --                    --
                                    ============            ==========            ==========
  Cost:
   Class IA                           $6,651,274              $587,110              $116,563
   Class IB                              754,934                40,255                55,514
   Other class                                --                    --                    --
                                    ============            ==========            ==========
  Market Value:
   Class IA                           $6,728,193              $648,305              $126,678
   Class IB                              739,150                39,983                41,326
   Other class                                --                    --                    --
 Due from Hartford Life
  Insurance Company                       45,675                    --                    --
 Receivable from fund shares
  sold                                        --                    30                     8
 Other assets                                 --                    --                    --
                                    ------------            ----------            ----------
 Total Assets                          7,513,018               688,318               168,012
                                    ------------            ----------            ----------
LIABILITIES:
 Due to Hartford Life
  Insurance Company                           --                    30                     8
 Payable for fund shares
  purchased                               45,675                    --                    --
 Other liabilities                            --                    --                    --
                                    ------------            ----------            ----------
 Total Liabilities                        45,675                    30                     8
                                    ------------            ----------            ----------
NET ASSETS:
 For Variable Annuity
  Contract Liabilities                $7,467,343              $688,288              $168,004
                                    ============            ==========            ==========

                                     HARTFORD
                                      EQUITY             AMERICAN FUNDS
                                      INCOME            ASSET ALLOCATION
                                     HLS FUND               HLS FUND
                                   SUB-ACCOUNT            SUB-ACCOUNT
-----------------------------  --------------------------------------------
ASSETS:
 Investments:
  Number of Shares:
   Class IA                             38,739                      --
   Class IB                              2,997               1,094,619
   Other class                              --                      --
                                    ==========            ============
  Cost:
   Class IA                           $391,797                      --
   Class IB                             39,463              $8,908,492
   Other class                              --                      --
                                    ==========            ============
  Market Value:
   Class IA                           $405,906                      --
   Class IB                             31,422              $9,689,644
   Other class                              --                      --
 Due from Hartford Life
  Insurance Company                         --                   3,001
 Receivable from fund shares
  sold                                      20                      --
 Other assets                               --                      --
                                    ----------            ------------
 Total Assets                          437,348               9,692,645
                                    ----------            ------------
LIABILITIES:
 Due to Hartford Life
  Insurance Company                         20                      --
 Payable for fund shares
  purchased                                 --                   3,001
 Other liabilities                          --                      --
                                    ----------            ------------
 Total Liabilities                          20                   3,001
                                    ----------            ------------
NET ASSETS:
 For Variable Annuity
  Contract Liabilities                $437,328              $9,689,644
                                    ==========            ============

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                    AMERICAN FUNDS
                                      BLUE CHIP
                                      INCOME AND            AMERICAN FUNDS
                                        GROWTH                   BOND
                                       HLS FUND                HLS FUND
                                     SUB-ACCOUNT              SUB-ACCOUNT
-------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of Shares:
   Class IA                                    --                       --
   Class IB                               606,568                2,934,233
   Other class                                 --                       --
                                     ============            =============
  Cost:
   Class IA                                    --                       --
   Class IB                            $4,555,742              $27,469,432
   Other class                                 --                       --
                                     ============            =============
  Market Value:
   Class IA                                    --                       --
   Class IB                            $5,117,535              $28,873,050
   Other class                                 --                       --
 Due from Hartford Life
  Insurance Company                         6,049                   78,513
 Receivable from fund shares
  sold                                         --                       --
 Other assets                                  --                       --
                                     ------------            -------------
 Total Assets                           5,123,584               28,951,563
                                     ------------            -------------
LIABILITIES:
 Due to Hartford Life
  Insurance Company                            --                       --
 Payable for fund shares
  purchased                                 6,049                   78,513
 Other liabilities                             --                        1
                                     ------------            -------------
 Total Liabilities                          6,049                   78,514
                                     ------------            -------------
NET ASSETS:
 For Variable Annuity Contract
  Liabilities                          $5,117,535              $28,873,049
                                     ============            =============

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                                           AMERICAN FUNDS
                                   AMERICAN FUNDS           GLOBAL GROWTH           AMERICAN FUNDS
                                    GLOBAL BOND              AND INCOME             GLOBAL GROWTH
                                      HLS FUND                HLS FUND                 HLS FUND
                                    SUB-ACCOUNT              SUB-ACCOUNT             SUB-ACCOUNT
------------------------------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of Shares:
   Class IA                                   --                       --                      --
   Class IB                              452,388                1,647,782                 386,940
   Other class                                --                       --                      --
                                    ============            =============            ============
  Cost:
   Class IA                                   --                       --                      --
   Class IB                           $4,431,114              $11,976,855              $2,998,672
   Other class                                --                       --                      --
                                    ============            =============            ============
  Market Value:
   Class IA                                   --                       --                      --
   Class IB                           $4,737,292              $13,673,598              $3,416,000
   Other class                                --                       --                      --
 Due from Hartford Life
  Insurance Company                       10,274                    8,931                   4,039
 Receivable from fund shares
  sold                                        --                       --                      --
 Other assets                                 --                       --                      --
                                    ------------            -------------            ------------
 Total Assets                          4,747,566               13,682,529               3,420,039
                                    ------------            -------------            ------------
LIABILITIES:
 Due to Hartford Life
  Insurance Company                           --                       --                      --
 Payable for fund shares
  purchased                               10,274                    8,931                   4,039
 Other liabilities                            --                       --                      --
                                    ------------            -------------            ------------
 Total Liabilities                        10,274                    8,931                   4,039
                                    ------------            -------------            ------------
NET ASSETS:
 For Variable Annuity
  Contract Liabilities                $4,737,292              $13,673,598              $3,416,000
                                    ============            =============            ============

                                   AMERICAN FUNDS
                                    GLOBAL SMALL           AMERICAN FUNDS
                                   CAPITALIZATION              GROWTH
                                      HLS FUND                HLS FUND
                                    SUB-ACCOUNT              SUB-ACCOUNT
-----------------------------  -----------------------------------------------
ASSETS:
 Investments:
  Number of Shares:
   Class IA                                   --                       --
   Class IB                              864,679                5,590,068
   Other class                                --                       --
                                    ============            =============
  Cost:
   Class IA                                   --                       --
   Class IB                           $5,773,315              $39,539,215
   Other class                                --                       --
                                    ============            =============
  Market Value:
   Class IA                                   --                       --
   Class IB                           $7,029,674              $44,483,623
   Other class                                --                       --
 Due from Hartford Life
  Insurance Company                       29,387                   95,940
 Receivable from fund shares
  sold                                        --                       --
 Other assets                                 --                       --
                                    ------------            -------------
 Total Assets                          7,059,061               44,579,563
                                    ------------            -------------
LIABILITIES:
 Due to Hartford Life
  Insurance Company                           --                       --
 Payable for fund shares
  purchased                               29,387                   95,940
 Other liabilities                            --                       --
                                    ------------            -------------
 Total Liabilities                        29,387                   95,940
                                    ------------            -------------
NET ASSETS:
 For Variable Annuity
  Contract Liabilities                $7,029,674              $44,483,623
                                    ============            =============

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                    AMERICAN FUNDS           AMERICAN FUNDS
                                     GROWTH-INCOME            INTERNATIONAL
                                       HLS FUND                 HLS FUND
                                      SUB-ACCOUNT              SUB-ACCOUNT
--------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of Shares:
   Class IA                                     --                       --
   Class IB                              3,225,532                3,353,159
   Other class                                  --                       --
                                     =============            =============
  Cost:
   Class IA                                     --                       --
   Class IB                            $24,546,524              $24,178,740
   Other class                                  --                       --
                                     =============            =============
  Market Value:
   Class IA                                     --                       --
   Class IB                            $26,452,329              $28,486,816
   Other class                                  --                       --
 Due from Hartford Life
  Insurance Company                         40,101                   45,049
 Receivable from fund shares
  sold                                          --                       --
 Other assets                                   --                       --
                                     -------------            -------------
 Total Assets                           26,492,430               28,531,865
                                     -------------            -------------
LIABILITIES:
 Due to Hartford Life
  Insurance Company                             --                       --
 Payable for fund shares
  purchased                                 40,101                   45,049
 Other liabilities                               1                       --
                                     -------------            -------------
 Total Liabilities                          40,102                   45,049
                                     -------------            -------------
NET ASSETS:
 For Variable Annuity Contract
  Liabilities                          $26,452,328              $28,486,816
                                     =============            =============

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                   AMERICAN FUNDS          HUNTINGTON VA           HUNTINGTON VA
                                     NEW WORLD                 INCOME                 DIVIDEND
                                      HLS FUND              EQUITY FUND             CAPTURE FUND
                                    SUB-ACCOUNT             SUB-ACCOUNT             SUB-ACCOUNT
-----------------------------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of Shares:
   Class IA                                   --                      --                      --
   Class IB                              858,684                      --                      --
   Other class                                --                 332,942                 760,647
                                    ============            ============            ============
  Cost:
   Class IA                                   --                      --                      --
   Class IB                           $6,413,474                      --                      --
   Other class                                --              $3,308,737              $9,289,553
                                    ============            ============            ============
  Market Value:
   Class IA                                   --                      --                      --
   Class IB                           $7,555,070                      --                      --
   Other class                                --              $2,660,202              $6,746,938
 Due from Hartford Life
  Insurance Company                        3,826                      --                      --
 Receivable from fund shares
  sold                                        --                     135                   2,432
 Other assets                                 --                      --                      --
                                    ------------            ------------            ------------
 Total Assets                          7,558,896               2,660,337               6,749,370
                                    ------------            ------------            ------------
LIABILITIES:
 Due to Hartford Life
  Insurance Company                           --                     135                   2,432
 Payable for fund shares
  purchased                                3,826                      --                      --
 Other liabilities                            --                       1                      --
                                    ------------            ------------            ------------
 Total Liabilities                         3,826                     136                   2,432
                                    ------------            ------------            ------------
NET ASSETS:
 For Variable Annuity
  Contract Liabilities                $7,555,070              $2,660,201              $6,746,938
                                    ============            ============            ============

                                                           HUNTINGTON VA
                                   HUNTINGTON VA              MID CORP
                                    GROWTH FUND             AMERICA FUND
                                    SUB-ACCOUNT             SUB-ACCOUNT
-----------------------------  ----------------------------------------------
ASSETS:
 Investments:
  Number of Shares:
   Class IA                                   --                      --
   Class IB                                   --                      --
   Other class                           353,959                 291,236
                                    ============            ============
  Cost:
   Class IA                                   --                      --
   Class IB                                   --                      --
   Other class                        $3,015,139              $4,595,310
                                    ============            ============
  Market Value:
   Class IA                                   --                      --
   Class IB                                   --                      --
   Other class                        $2,520,185              $4,214,191
 Due from Hartford Life
  Insurance Company                           76                      --
 Receivable from fund shares
  sold                                        --                   1,472
 Other assets                                  1                      --
                                    ------------            ------------
 Total Assets                          2,520,262               4,215,663
                                    ------------            ------------
LIABILITIES:
 Due to Hartford Life
  Insurance Company                           --                   1,472
 Payable for fund shares
  purchased                                   76                      --
 Other liabilities                            --                      --
                                    ------------            ------------
 Total Liabilities                            76                   1,472
                                    ------------            ------------
NET ASSETS:
 For Variable Annuity
  Contract Liabilities                $2,520,186              $4,214,191
                                    ============            ============

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                    HUNTINGTON VA           HUNTINGTON VA
                                         NEW                   ROTATING
                                     ECONOMY FUND            MARKETS FUND
                                     SUB-ACCOUNT             SUB-ACCOUNT
------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of Shares:
   Class IA                                    --                      --
   Class IB                                    --                      --
   Other class                            352,797                 137,810
                                     ============            ============
  Cost:
   Class IA                                    --                      --
   Class IB                                    --                      --
   Other class                         $5,352,811              $1,725,169
                                     ============            ============
  Market Value:
   Class IA                                    --                      --
   Class IB                                    --                      --
   Other class                         $3,852,547              $1,442,872
 Due from Hartford Life
  Insurance Company                            --                      --
 Receivable from fund shares
  sold                                        603                     137
 Other assets                                  --                      --
                                     ------------            ------------
 Total Assets                           3,853,150               1,443,009
                                     ------------            ------------
LIABILITIES:
 Due to Hartford Life
  Insurance Company                           603                     137
 Payable for fund shares
  purchased                                    --                      --
 Other liabilities                             --                      --
                                     ------------            ------------
 Total Liabilities                            603                     137
                                     ------------            ------------
NET ASSETS:
 For Variable Annuity Contract
  Liabilities                          $3,852,547              $1,442,872
                                     ============            ============

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                   HUNTINGTON VA                                   HUNTINGTON VA
                                   INTERNATIONAL           HUNTINGTON VA              MORTGAGE
                                    EQUITY FUND            MACRO 100 FUND         SECURITIES FUND
                                    SUB-ACCOUNT             SUB-ACCOUNT             SUB-ACCOUNT
-----------------------------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of Shares:
   Class IA                                   --                      --                      --
   Class IB                                   --                      --                      --
   Other class                           375,541                 159,986                 270,550
                                    ============            ============            ============
  Cost:
   Class IA                                   --                      --                      --
   Class IB                                   --                      --                      --
   Other class                        $5,582,057              $1,658,305              $2,983,912
                                    ============            ============            ============
  Market Value:
   Class IA                                   --                      --                      --
   Class IB                                   --                      --                      --
   Other class                        $5,039,762              $1,275,086              $3,030,159
 Due from Hartford Life
  Insurance Company                           --                      --                      --
 Receivable from fund shares
  sold                                       623                      67                     180
 Other assets                                 --                      --                      --
                                    ------------            ------------            ------------
 Total Assets                          5,040,385               1,275,153               3,030,339
                                    ------------            ------------            ------------
LIABILITIES:
 Due to Hartford Life
  Insurance Company                          623                      67                     180
 Payable for fund shares
  purchased                                   --                      --                      --
 Other liabilities                            --                      --                      --
                                    ------------            ------------            ------------
 Total Liabilities                           623                      67                     180
                                    ------------            ------------            ------------
NET ASSETS:
 For Variable Annuity
  Contract Liabilities                $5,039,762              $1,275,086              $3,030,159
                                    ============            ============            ============

                                                            LORD ABBETT
                                   HUNTINGTON VA          AMERICA'S VALUE
                                     SITUS FUND              PORTFOLIO
                                    SUB-ACCOUNT             SUB-ACCOUNT
-----------------------------  ----------------------------------------------
ASSETS:
 Investments:
  Number of Shares:
   Class IA                                   --                      --
   Class IB                                   --                      --
   Other class                           449,216                 129,859
                                    ============            ============
  Cost:
   Class IA                                   --                      --
   Class IB                                   --                      --
   Other class                        $6,167,213              $1,489,811
                                    ============            ============
  Market Value:
   Class IA                                   --                      --
   Class IB                                   --                      --
   Other class                        $5,219,891              $1,557,016
 Due from Hartford Life
  Insurance Company                           --                      --
 Receivable from fund shares
  sold                                       497                      67
 Other assets                                 --                      --
                                    ------------            ------------
 Total Assets                          5,220,388               1,557,083
                                    ------------            ------------
LIABILITIES:
 Due to Hartford Life
  Insurance Company                          497                      67
 Payable for fund shares
  purchased                                   --                      --
 Other liabilities                            --                      --
                                    ------------            ------------
 Total Liabilities                           497                      67
                                    ------------            ------------
NET ASSETS:
 For Variable Annuity
  Contract Liabilities                $5,219,891              $1,557,016
                                    ============            ============

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                                              LORD ABBETT
                                      LORD ABBETT              GROWTH AND
                                    BOND-DEBENTURE               INCOME
                                       PORTFOLIO               PORTFOLIO
                                      SUB-ACCOUNT             SUB-ACCOUNT
-------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of Shares:
   Class IA                                     --                      --
   Class IB                                     --                      --
   Other class                           1,182,662                 131,604
                                     =============            ============
  Cost:
   Class IA                                     --                      --
   Class IB                                     --                      --
   Other class                         $12,287,289              $2,542,144
                                     =============            ============
  Market Value:
   Class IA                                     --                      --
   Class IB                                     --                      --
   Other class                         $13,340,423              $2,678,133
 Due from Hartford Life
  Insurance Company                          1,007                      --
 Receivable from fund shares
  sold                                          --                     156
 Other assets                                   --                      --
                                     -------------            ------------
 Total Assets                           13,341,430               2,678,289
                                     -------------            ------------
LIABILITIES:
 Due to Hartford Life
  Insurance Company                             --                     156
 Payable for fund shares
  purchased                                  1,007                      --
 Other liabilities                              --                      --
                                     -------------            ------------
 Total Liabilities                           1,007                     156
                                     -------------            ------------
NET ASSETS:
 For Variable Annuity Contract
  Liabilities                          $13,340,423              $2,678,133
                                     =============            ============

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                    MFS(R) CORE             MFS(R) GROWTH           MFS(R) GLOBAL
                                   EQUITY SERIES               SERIES               EQUITY SERIES
                                    SUB-ACCOUNT              SUB-ACCOUNT             SUB-ACCOUNT
------------------------------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of Shares:
   Class IA                                   --                       --                      --
   Class IB                                   --                       --                      --
   Other class                           533,894                  850,658                 585,047
                                    ============            =============            ============
  Cost:
   Class IA                                   --                       --                      --
   Class IB                                   --                       --                      --
   Other class                        $8,621,825              $17,512,848              $6,622,674
                                    ============            =============            ============
  Market Value:
   Class IA                                   --                       --                      --
   Class IB                                   --                       --                      --
   Other class                        $7,202,235              $18,226,878              $7,043,962
 Due from Hartford Life
  Insurance Company                           --                  216,914                      --
 Receivable from fund shares
  sold                                       394                       --                     732
 Other assets                                 --                       --                      --
                                    ------------            -------------            ------------
 Total Assets                          7,202,629               18,443,792               7,044,694
                                    ------------            -------------            ------------
LIABILITIES:
 Due to Hartford Life
  Insurance Company                          394                       --                     732
 Payable for fund shares
  purchased                                   --                  216,914                      --
 Other liabilities                            --                        1                      --
                                    ------------            -------------            ------------
 Total Liabilities                           394                  216,915                     732
                                    ------------            -------------            ------------
NET ASSETS:
 For Variable Annuity
  Contract Liabilities                $7,202,235              $18,226,877              $7,043,962
                                    ============            =============            ============

                                                           MFS(R) INVESTORS
                                     MFS(R) HIGH                GROWTH
                                    INCOME SERIES            STOCK SERIES
                                     SUB-ACCOUNT              SUB-ACCOUNT
-----------------------------  ------------------------------------------------
ASSETS:
 Investments:
  Number of Shares:
   Class IA                                    --                       --
   Class IB                                    --                       --
   Other class                          9,717,651                1,543,371
                                    =============            =============
  Cost:
   Class IA                                    --                       --
   Class IB                                    --                       --
   Other class                        $86,863,806              $15,510,335
                                    =============            =============
  Market Value:
   Class IA                                    --                       --
   Class IB                                    --                       --
   Other class                        $80,170,618              $15,171,344
 Due from Hartford Life
  Insurance Company                        40,494                       --
 Receivable from fund shares
  sold                                         --                    1,622
 Other assets                                  --                       --
                                    -------------            -------------
 Total Assets                          80,211,112               15,172,966
                                    -------------            -------------
LIABILITIES:
 Due to Hartford Life
  Insurance Company                            --                    1,622
 Payable for fund shares
  purchased                                40,494                       --
 Other liabilities                              1                       --
                                    -------------            -------------
 Total Liabilities                         40,495                    1,622
                                    -------------            -------------
NET ASSETS:
 For Variable Annuity
  Contract Liabilities                $80,170,617              $15,171,344
                                    =============            =============

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                    MFS(R) INVESTORS          MFS(R) MID CAP
                                      TRUST SERIES             GROWTH SERIES
                                      SUB-ACCOUNT               SUB-ACCOUNT
---------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of Shares:
   Class IA                                      --                       --
   Class IB                                      --                       --
   Other class                            7,416,748                5,282,033
                                     ==============            =============
  Cost:
   Class IA                                      --                       --
   Class IB                                      --                       --
   Other class                         $136,910,442              $32,479,654
                                     ==============            =============
  Market Value:
   Class IA                                      --                       --
   Class IB                                      --                       --
   Other class                         $135,280,667              $24,402,994
 Due from Hartford Life
  Insurance Company                              --                       --
 Receivable from fund shares
  sold                                       51,931                   10,848
 Other assets                                     2                       --
                                     --------------            -------------
 Total Assets                           135,332,600               24,413,842
                                     --------------            -------------
LIABILITIES:
 Due to Hartford Life
  Insurance Company                          51,933                   10,848
 Payable for fund shares
  purchased                                      --                       --
 Other liabilities                               --                       --
                                     --------------            -------------
 Total Liabilities                           51,933                   10,848
                                     --------------            -------------
NET ASSETS:
 For Variable Annuity Contract
  Liabilities                          $135,280,667              $24,402,994
                                     ==============            =============

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                     MFS(R) NEW          MFS(R) TOTAL   MFS(R) VALUE
                                  DISCOVERY SERIES      RETURN SERIES      SERIES
                                     SUB-ACCOUNT         SUB-ACCOUNT     SUB-ACCOUNT
-------------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of Shares:
   Class IA                                    --                   --             --
   Class IB                                    --                   --             --
   Other class                          6,001,083           23,159,289      7,483,999
                                    =============       ==============  =============
  Cost:
   Class IA                                    --                   --             --
   Class IB                                    --                   --             --
   Other class                        $89,122,576         $459,942,977    $94,894,511
                                    =============       ==============  =============
  Market Value:
   Class IA                                    --                   --             --
   Class IB                                    --                   --             --
   Other class                        $80,594,539         $404,732,815    $88,146,325
 Due from Hartford Life
  Insurance Company                        95,803                   --             --
 Receivable from fund shares
  sold                                         --              119,686         92,623
 Other assets                                  --                   --             --
                                    -------------       --------------  -------------
 Total Assets                          80,690,342          404,852,501     88,238,948
                                    -------------       --------------  -------------
LIABILITIES:
 Due to Hartford Life
  Insurance Company                            --              119,686         92,623
 Payable for fund shares
  purchased                                95,803                   --             --
 Other liabilities                             --                   12              1
                                    -------------       --------------  -------------
 Total Liabilities                         95,803              119,698         92,624
                                    -------------       --------------  -------------
NET ASSETS:
 For Variable Annuity
  Contract Liabilities                $80,594,539         $404,732,803    $88,146,324
                                    =============       ==============  =============

                                   MFS(R) RESEARCH          MFS(R) RESEARCH
                                     BOND SERIES         INTERNATIONAL SERIES
                                     SUB-ACCOUNT              SUB-ACCOUNT
-----------------------------  ------------------------------------------------
ASSETS:
 Investments:
  Number of Shares:
   Class IA                                    --                       --
   Class IB                                    --                       --
   Other class                          5,197,877                2,148,479
                                    =============            =============
  Cost:
   Class IA                                    --                       --
   Class IB                                    --                       --
   Other class                        $59,363,310              $30,821,990
                                    =============            =============
  Market Value:
   Class IA                                    --                       --
   Class IB                                    --                       --
   Other class                        $63,395,804              $24,492,665
 Due from Hartford Life
  Insurance Company                        49,443                   16,793
 Receivable from fund shares
  sold                                         --                       --
 Other assets                                  --                        1
                                    -------------            -------------
 Total Assets                          63,445,247               24,509,459
                                    -------------            -------------
LIABILITIES:
 Due to Hartford Life
  Insurance Company                            --                       --
 Payable for fund shares
  purchased                                49,443                   16,793
 Other liabilities                             --                       --
                                    -------------            -------------
 Total Liabilities                         49,443                   16,793
                                    -------------            -------------
NET ASSETS:
 For Variable Annuity
  Contract Liabilities                $63,395,804              $24,492,666
                                    =============            =============

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                                              BLACKROCK
                                   MFS(R) RESEARCH             GLOBAL
                                        SERIES            GROWTH V.I. FUND
                                     SUB-ACCOUNT             SUB-ACCOUNT
-----------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of Shares:
   Class IA                                    --                    --
   Class IB                                    --                    --
   Other class                            312,934                 2,056
                                     ============             =========
  Cost:
   Class IA                                    --                    --
   Class IB                                    --                    --
   Other class                         $5,080,957               $15,853
                                     ============             =========
  Market Value:
   Class IA                                    --                    --
   Class IB                                    --                    --
   Other class                         $5,185,311               $26,402
 Due from Hartford Life
  Insurance Company                            --                    --
 Receivable from fund shares
  sold                                        259                     1
 Other assets                                  --                    --
                                     ------------             ---------
 Total Assets                           5,185,570                26,403
                                     ------------             ---------
LIABILITIES:
 Due to Hartford Life
  Insurance Company                           259                     1
 Payable for fund shares
  purchased                                    --                    --
 Other liabilities                             --                    --
                                     ------------             ---------
 Total Liabilities                            259                     1
                                     ------------             ---------
NET ASSETS:
 For Variable Annuity Contract
  Liabilities                          $5,185,311               $26,402
                                     ============             =========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                                         VAN KAMPEN --           VAN KAMPEN --
                                    BLACKROCK          UIF INTERNATIONAL          UIF MID CAP
                                    LARGE CAP            GROWTH EQUITY               GROWTH
                                 GROWTH V.I. FUND          PORTFOLIO               PORTFOLIO
                                   SUB-ACCOUNT            SUB-ACCOUNT             SUB-ACCOUNT
---------------------------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of Shares:
   Class IA                                 --                     --                       --
   Class IB                                 --                     --                       --
   Other class                          50,982                  3,640                  211,811
                                    ==========             ==========             ============
  Cost:
   Class IA                                 --                     --                       --
   Class IB                                 --                     --                       --
   Other class                        $441,852                $45,316               $1,601,487
                                    ==========             ==========             ============
  Market Value:
   Class IA                                 --                     --                       --
   Class IB                                 --                     --                       --
   Other class                        $481,785                $30,650               $1,923,240
 Due from Hartford Life
  Insurance Company                         --                     --                      345
 Receivable from fund shares
  sold                                      26                      1                       --
 Other assets                               --                     --                       --
                                    ----------             ----------             ------------
 Total Assets                          481,811                 30,651                1,923,585
                                    ----------             ----------             ------------
LIABILITIES:
 Due to Hartford Life
  Insurance Company                         27                      1                       --
 Payable for fund shares
  purchased                                 --                     --                      345
 Other liabilities                          --                     --                       --
                                    ----------             ----------             ------------
 Total Liabilities                          27                      1                      345
                                    ----------             ----------             ------------
NET ASSETS:
 For Variable Annuity
  Contract Liabilities                $481,784                $30,650               $1,923,240
                                    ==========             ==========             ============

                                  VAN KAMPEN --
                                     UIF U.S.           MORGAN STANLEY --
                                  MID CAP VALUE            FOCUS GROWTH
                                    PORTFOLIO               PORTFOLIO
                                   SUB-ACCOUNT             SUB-ACCOUNT
-----------------------------  ----------------------------------------------
ASSETS:
 Investments:
  Number of Shares:
   Class IA                                 --                      --
   Class IB                                 --                      --
   Other class                          71,587                     302
                                    ==========              ==========
  Cost:
   Class IA                                 --                      --
   Class IB                                 --                      --
   Other class                        $709,486                  $5,722
                                    ==========              ==========
  Market Value:
   Class IA                                 --                      --
   Class IB                                 --                      --
   Other class                        $751,663                  $5,260
 Due from Hartford Life
  Insurance Company                         --                      --
 Receivable from fund shares
  sold                                      32                      --
 Other assets                               --                      --
                                    ----------              ----------
 Total Assets                          751,695                   5,260
                                    ----------              ----------
LIABILITIES:
 Due to Hartford Life
  Insurance Company                         32                      --
 Payable for fund shares
  purchased                                 --                      --
 Other liabilities                          --                      --
                                    ----------              ----------
 Total Liabilities                          32                      --
                                    ----------              ----------
NET ASSETS:
 For Variable Annuity
  Contract Liabilities                $751,663                  $5,260
                                    ==========              ==========

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                 MORGAN STANLEY --      MORGAN STANLEY --
                                      CAPITAL                MID CAP
                                   OPPORTUNITIES             GROWTH
                                     PORTFOLIO              PORTFOLIO
                                    SUB-ACCOUNT            SUB-ACCOUNT
---------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of Shares:
   Class IA                                  --                    --
   Class IB                                  --                    --
   Other class                           15,463                   581
                                     ==========             =========
  Cost:
   Class IA                                  --                    --
   Class IB                                  --                    --
   Other class                         $208,445               $15,544
                                     ==========             =========
  Market Value:
   Class IA                                  --                    --
   Class IB                                  --                    --
   Other class                         $196,847               $15,201
 Due from Hartford Life
  Insurance Company                          --                    --
 Receivable from fund shares
  sold                                       34                     1
 Other assets                                --                    --
                                     ----------             ---------
 Total Assets                           196,881                15,202
                                     ----------             ---------
LIABILITIES:
 Due to Hartford Life
  Insurance Company                          34                     1
 Payable for fund shares
  purchased                                  --                    --
 Other liabilities                           --                    --
                                     ----------             ---------
 Total Liabilities                           34                     1
                                     ----------             ---------
NET ASSETS:
 For Variable Annuity Contract
  Liabilities                          $196,847               $15,201
                                     ==========             =========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                                        MORGAN STANLEY --
                                 MORGAN STANLEY --           DIVIDEND
                                  FLEXIBLE INCOME             GROWTH             MTB MODERATE
                                     PORTFOLIO              PORTFOLIO           GROWTH FUND II
                                    SUB-ACCOUNT            SUB-ACCOUNT            SUB-ACCOUNT
-------------------------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of Shares:
   Class IA                                 --                     --                     --
   Class IB                                 --                     --                     --
   Other class                           6,847                    415                  1,781
                                     =========               ========              =========
  Cost:
   Class IA                                 --                     --                     --
   Class IB                                 --                     --                     --
   Other class                         $48,757                 $7,436                $15,421
                                     =========               ========              =========
  Market Value:
   Class IA                                 --                     --                     --
   Class IB                                 --                     --                     --
   Other class                         $41,357                 $5,932                $15,445
 Due from Hartford Life
  Insurance Company                         --                     --                     --
 Receivable from fund shares
  sold                                       2                     --                      1
 Other assets                               --                     --                     --
                                     ---------               --------              ---------
 Total Assets                           41,359                  5,932                 15,446
                                     ---------               --------              ---------
LIABILITIES:
 Due to Hartford Life
  Insurance Company                          2                     --                      1
 Payable for fund shares
  purchased                                 --                     --                     --
 Other liabilities                          --                     --                     --
                                     ---------               --------              ---------
 Total Liabilities                           2                     --                      1
                                     ---------               --------              ---------
NET ASSETS:
 For Variable Annuity
  Contract Liabilities                 $41,357                 $5,932                $15,445
                                     =========               ========              =========

                                   COLUMBIA MARSICO
                                    INTERNATIONAL           COLUMBIA
                                    OPPORTUNITIES          HIGH YIELD
                                       VS FUND              VS FUND
                                     SUB-ACCOUNT          SUB-ACCOUNT
-----------------------------  ----------------------------------------
ASSETS:
 Investments:
  Number of Shares:
   Class IA                                     --                   --
   Class IB                                     --                   --
   Other class                           1,087,405            1,377,127
                                    ==============       ==============
  Cost:
   Class IA                                     --                   --
   Class IB                                     --                   --
   Other class                         $13,090,479          $13,001,357
                                    ==============       ==============
  Market Value:
   Class IA                                     --                   --
   Class IB                                     --                   --
   Other class                         $15,386,776          $13,440,765
 Due from Hartford Life
  Insurance Company                             --                   --
 Receivable from fund shares
  sold                                       9,528                4,418
 Other assets                                   --                    3
                                    --------------       --------------
 Total Assets                           15,396,304           13,445,186
                                    --------------       --------------
LIABILITIES:
 Due to Hartford Life
  Insurance Company                          9,528                4,418
 Payable for fund shares
  purchased                                     --                   --
 Other liabilities                               2                   --
                                    --------------       --------------
 Total Liabilities                           9,530                4,418
                                    --------------       --------------
NET ASSETS:
 For Variable Annuity
  Contract Liabilities                 $15,386,774          $13,440,768
                                    ==============       ==============

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                   COLUMBIA MARSICO             COLUMBIA
                                   FOCUSED EQUITIES         ASSET ALLOCATION
                                        VS FUND                 VS FUND
                                      SUB-ACCOUNT             SUB-ACCOUNT
-------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of Shares:
   Class IA                                     --                      --
   Class IB                                     --                      --
   Other class                             798,859                 403,502
                                     =============            ============
  Cost:
   Class IA                                     --                      --
   Class IB                                     --                      --
   Other class                         $10,628,840              $6,452,077
                                     =============            ============
  Market Value:
   Class IA                                     --                      --
   Class IB                                     --                      --
   Other class                         $11,487,591              $4,470,805
 Due from Hartford Life
  Insurance Company                             --                      --
 Receivable from fund shares
  sold                                       5,053                     274
 Other assets                                    7                      --
                                     -------------            ------------
 Total Assets                           11,492,651               4,471,079
                                     -------------            ------------
LIABILITIES:
 Due to Hartford Life
  Insurance Company                          5,053                     274
 Payable for fund shares
  purchased                                     --                      --
 Other liabilities                              --                      --
                                     -------------            ------------
 Total Liabilities                           5,053                     274
                                     -------------            ------------
NET ASSETS:
 For Variable Annuity Contract
  Liabilities                          $11,487,598              $4,470,805
                                     =============            ============

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                  COLUMBIA MARSICO         COLUMBIA MARSICO        COLUMBIA MARSICO
                                       GROWTH                21ST CENTURY            MIDCAP GROWTH
                                       VS FUND                 VS FUND                  VS FUND
                                     SUB-ACCOUNT             SUB-ACCOUNT              SUB-ACCOUNT
-------------------------------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of Shares:
   Class IA                                    --                      --                       --
   Class IB                                    --                      --                       --
   Other class                            613,477                 342,939                2,460,457
                                    =============            ============            =============
  Cost:
   Class IA                                    --                      --                       --
   Class IB                                    --                      --                       --
   Other class                         $8,189,501              $2,699,027              $16,029,222
                                    =============            ============            =============
  Market Value:
   Class IA                                    --                      --                       --
   Class IB                                    --                      --                       --
   Other class                        $10,373,898              $3,525,414              $14,934,972
 Due from Hartford Life
  Insurance Company                            --                      --                       --
 Receivable from fund shares
  sold                                      8,807                   2,327                    1,482
 Other assets                                   1                      --                       --
                                    -------------            ------------            -------------
 Total Assets                          10,382,706               3,527,741               14,936,454
                                    -------------            ------------            -------------
LIABILITIES:
 Due to Hartford Life
  Insurance Company                         8,807                   2,327                    1,482
 Payable for fund shares
  purchased                                    --                      --                       --
 Other liabilities                             --                      --                        4
                                    -------------            ------------            -------------
 Total Liabilities                          8,807                   2,327                    1,486
                                    -------------            ------------            -------------
NET ASSETS:
 For Variable Annuity
  Contract Liabilities                $10,373,899              $3,525,414              $14,934,968
                                    =============            ============            =============

                                   OPPENHEIMER
                                     CAPITAL              OPPENHEIMER
                                   APPRECIATION        GLOBAL SECURITIES
                                     FUND/VA                FUND/VA
                                   SUB-ACCOUNT            SUB-ACCOUNT
-----------------------------  --------------------------------------------
ASSETS:
 Investments:
  Number of Shares:
   Class IA                                 --                      --
   Class IB                                 --                      --
   Other class                          15,063                 279,380
                                    ==========            ============
  Cost:
   Class IA                                 --                      --
   Class IB                                 --                      --
   Other class                        $500,024              $6,207,783
                                    ==========            ============
  Market Value:
   Class IA                                 --                      --
   Class IB                                 --                      --
   Other class                        $551,924              $7,342,105
 Due from Hartford Life
  Insurance Company                         --                   2,396
 Receivable from fund shares
  sold                                      23                      --
 Other assets                               --                      --
                                    ----------            ------------
 Total Assets                          551,947               7,344,501
                                    ----------            ------------
LIABILITIES:
 Due to Hartford Life
  Insurance Company                         23                      --
 Payable for fund shares
  purchased                                 --                   2,396
 Other liabilities                          --                      --
                                    ----------            ------------
 Total Liabilities                          23                   2,396
                                    ----------            ------------
NET ASSETS:
 For Variable Annuity
  Contract Liabilities                $551,924              $7,342,105
                                    ==========            ============

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                                           OPPENHEIMER
                                    OPPENHEIMER            MAIN STREET
                                    MAIN STREET             SMALL CAP
                                     FUND(R)/VA             FUND(R)/VA
                                    SUB-ACCOUNT            SUB-ACCOUNT
----------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of Shares:
   Class IA                                  --                      --
   Class IB                                  --                      --
   Other class                           51,128                 410,439
                                     ==========            ============
  Cost:
   Class IA                                  --                      --
   Class IB                                  --                      --
   Other class                         $849,060              $4,903,213
                                     ==========            ============
  Market Value:
   Class IA                                  --                      --
   Class IB                                  --                      --
   Other class                         $922,344              $5,861,068
 Due from Hartford Life
  Insurance Company                          --                   4,873
 Receivable from fund shares
  sold                                       75                      --
 Other assets                                --                      --
                                     ----------            ------------
 Total Assets                           922,419               5,865,941
                                     ----------            ------------
LIABILITIES:
 Due to Hartford Life
  Insurance Company                          75                      --
 Payable for fund shares
  purchased                                  --                   4,873
 Other liabilities                           --                      --
                                     ----------            ------------
 Total Liabilities                           75                   4,873
                                     ----------            ------------
NET ASSETS:
 For Variable Annuity Contract
  Liabilities                          $922,344              $5,861,068
                                     ==========            ============

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                 OPPENHEIMER         PUTNAM VT         PUTNAM VT
                                    VALUE           DIVERSIFIED       GLOBAL ASSET
                                   FUND/VA          INCOME FUND     ALLOCATION FUND
                                 SUB-ACCOUNT        SUB-ACCOUNT       SUB-ACCOUNT
--------------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of Shares:
   Class IA                               --                  --               --
   Class IB                               --           2,313,110           23,088
   Other class                        14,210                  --               --
                                  ==========       =============       ==========
  Cost:
   Class IA                               --                  --               --
   Class IB                               --         $15,293,835         $282,208
   Other class                      $113,895                  --               --
                                  ==========       =============       ==========
  Market Value:
   Class IA                               --                  --               --
   Class IB                               --         $18,736,188         $316,761
   Other class                      $127,745                  --               --
 Due from Hartford Life
  Insurance Company                       --                  --               --
 Receivable from fund
  shares sold                              6              44,616               16
 Other assets                             --                   1               --
                                  ----------       -------------       ----------
 Total Assets                        127,751          18,780,805          316,777
                                  ----------       -------------       ----------
LIABILITIES:
 Due to Hartford Life
  Insurance Company                        6              44,616               16
 Payable for fund shares
  purchased                               --                  --               --
 Other liabilities                        --                  --               --
                                  ----------       -------------       ----------
 Total Liabilities                         6              44,616               16
                                  ----------       -------------       ----------
NET ASSETS:
 For Variable Annuity
  Contract Liabilities              $127,745         $18,736,189         $316,761
                                  ==========       =============       ==========

                                  PUTNAM VT
                                INTERNATIONAL          PUTNAM VT
                                 GROWTH AND          INTERNATIONAL
                                 INCOME FUND          EQUITY FUND
                                 SUB-ACCOUNT          SUB-ACCOUNT
---------------------------  -----------------------------------------
ASSETS:
 Investments:
  Number of Shares:
   Class IA                              --                    --
   Class IB                           8,142                25,499
   Other class                           --                    --
                                  =========            ==========
  Cost:
   Class IA                              --                    --
   Class IB                         $73,414              $234,450
   Other class                           --                    --
                                  =========            ==========
  Market Value:
   Class IA                              --                    --
   Class IB                         $73,361              $282,525
   Other class                           --                    --
 Due from Hartford Life
  Insurance Company                      --                    --
 Receivable from fund
  shares sold                             3                    14
 Other assets                            --                    --
                                  ---------            ----------
 Total Assets                        73,364               282,539
                                  ---------            ----------
LIABILITIES:
 Due to Hartford Life
  Insurance Company                       3                    14
 Payable for fund shares
  purchased                              --                    --
 Other liabilities                       --                    --
                                  ---------            ----------
 Total Liabilities                        3                    14
                                  ---------            ----------
NET ASSETS:
 For Variable Annuity
  Contract Liabilities              $73,361              $282,525
                                  =========            ==========

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                                                       JPMORGAN
                                               PUTNAM VT           INSURANCE TRUST
                                               SMALL CAP               BALANCED
                                               VALUE FUND           PORTFOLIO - 1
                                              SUB-ACCOUNT            SUB-ACCOUNT
--------------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of Shares:
   Class IA                                            --                      --
   Class IB                                        16,381                      --
   Other class                                         --                 157,646
                                               ==========            ============
  Cost:
   Class IA                                            --                      --
   Class IB                                      $158,633                      --
   Other class                                         --              $2,057,589
                                               ==========            ============
  Market Value:
   Class IA                                            --                      --
   Class IB                                      $179,698                      --
   Other class                                         --              $1,935,890
 Due from Hartford Life Insurance
  Company                                              --                      --
 Receivable from fund shares sold                       9                      87
 Other assets                                          --                      --
                                               ----------            ------------
 Total Assets                                     179,707               1,935,977
                                               ----------            ------------
LIABILITIES:
 Due to Hartford Life Insurance Company                 9                      87
 Payable for fund shares purchased                     --                      --
 Other liabilities                                     --                      --
                                               ----------            ------------
 Total Liabilities                                      9                      87
                                               ----------            ------------
NET ASSETS:
 For Variable Annuity Contract
  Liabilities                                    $179,698              $1,935,890
                                               ==========            ============

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                              JPMORGAN               JPMORGAN               JPMORGAN
                                           INSURANCE TRUST        INSURANCE TRUST        INSURANCE TRUST
                                              CORE BOND             U.S. EQUITY         INTREPID MID CAP
                                            PORTFOLIO - 1            PORTFOLIO            PORTFOLIO - 1
                                           SUB-ACCOUNT (F)        SUB-ACCOUNT (G)          SUB-ACCOUNT
-----------------------------------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of Shares:
   Class IA                                            --                     --                     --
   Class IB                                            --                     --                     --
   Other class                                  8,197,719                651,160                715,312
                                            =============          =============          =============
  Cost:
   Class IA                                            --                     --                     --
   Class IB                                            --                     --                     --
   Other class                                $88,911,199            $10,008,181            $12,796,717
                                            =============          =============          =============
  Market Value:
   Class IA                                            --                     --                     --
   Class IB                                            --                     --                     --
   Other class                                $90,092,930             $9,070,657             $9,463,584
 Due from Hartford Life Insurance
  Company                                          44,473                     --                  8,990
 Receivable from fund shares sold                      --                  1,120                     --
 Other assets                                          --                     --                     --
                                            -------------          -------------          -------------
 Total Assets                                  90,137,403              9,071,777              9,472,574
                                            -------------          -------------          -------------
LIABILITIES:
 Due to Hartford Life Insurance
  Company                                              --                  1,120                     --
 Payable for fund shares purchased                 44,473                     --                  8,990
 Other liabilities                                     --                     --                     --
                                            -------------          -------------          -------------
 Total Liabilities                                 44,473                  1,120                  8,990
                                            -------------          -------------          -------------
NET ASSETS:
 For Variable Annuity Contract
  Liabilities                                 $90,092,930             $9,070,657             $9,463,584
                                            =============          =============          =============

                                              JPMORGAN               JPMORGAN
                                           INSURANCE TRUST       INSURANCE TRUST
                                            EQUITY INDEX         INTREPID GROWTH
                                            PORTFOLIO - 1         PORTFOLIO - 1
                                             SUB-ACCOUNT           SUB-ACCOUNT
--------------------------------------  -------------------------------------------
ASSETS:
 Investments:
  Number of Shares:
   Class IA                                            --                    --
   Class IB                                            --                    --
   Other class                                  4,057,281               289,312
                                            =============          ============
  Cost:
   Class IA                                            --                    --
   Class IB                                            --                    --
   Other class                                $44,975,948            $4,273,521
                                            =============          ============
  Market Value:
   Class IA                                            --                    --
   Class IB                                            --                    --
   Other class                                $39,558,492            $3,798,663
 Due from Hartford Life Insurance
  Company                                          20,863                 7,409
 Receivable from fund shares sold                      --                    --
 Other assets                                          --                    --
                                            -------------          ------------
 Total Assets                                  39,579,355             3,806,072
                                            -------------          ------------
LIABILITIES:
 Due to Hartford Life Insurance
  Company                                              --                    --
 Payable for fund shares purchased                 20,863                 7,409
 Other liabilities                                     --                    --
                                            -------------          ------------
 Total Liabilities                                 20,863                 7,409
                                            -------------          ------------
NET ASSETS:
 For Variable Annuity Contract
  Liabilities                                 $39,558,492            $3,798,663
                                            =============          ============

(f) Effective April 24, 2009, JPMorgan Insurance Trust Government Bond Portfolio - 1 merged with JPMorgan Insurance Trust Core Bond Portfolio - 1.

(g) Formerly JPMorgan Insurance Trust Diversified Equity Portfolio - 1. Change effective May 1, 2009.

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                       JPMORGAN
                                    INSURANCE TRUST             JPMORGAN
                                      DIVERSIFIED            INSURANCE TRUST
                                    MID CAP GROWTH            MID CAP VALUE
                                     PORTFOLIO - 1              PORTFOLIO
                                      SUB-ACCOUNT            SUB-ACCOUNT (H)
--------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of Shares:
   Class IA                                     --                       --
   Class IB                                     --                       --
   Other class                             804,278                1,353,398
                                     =============            =============
  Cost:
   Class IA                                     --                       --
   Class IB                                     --                       --
   Other class                         $14,438,018              $16,026,390
                                     =============            =============
  Market Value:
   Class IA                                     --                       --
   Class IB                                     --                       --
   Other class                         $10,825,577               $7,538,425
 Due from Hartford Life
  Insurance Company                          4,206                       --
 Receivable from fund shares
  sold                                          --                      578
 Other assets                                   --                       --
                                     -------------            -------------
 Total Assets                           10,829,783                7,539,003
                                     -------------            -------------
LIABILITIES:
 Due to Hartford Life
  Insurance Company                             --                      578
 Payable for fund shares
  purchased                                  4,206                       --
 Other liabilities                              --                       --
                                     -------------            -------------
 Total Liabilities                           4,206                      578
                                     -------------            -------------
NET ASSETS:
 For Variable Annuity Contract
  Liabilities                          $10,825,577               $7,538,425
                                     =============            =============

(h) Formerly JPMorgan Insurance Trust Diversified Mid Cap Value Portfolio - 1. Change effective May 1, 2009.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                  JENNISON 20/20                                PRUDENTIAL
                                      FOCUS                JENNISON               VALUE
                                    PORTFOLIO             PORTFOLIO             PORTFOLIO
                                   SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT
-----------------------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of Shares:
   Class IA                                 --                    --                    --
   Class IB                                 --                    --                    --
   Other class                          18,164                17,445                15,680
                                    ==========            ==========            ==========
  Cost:
   Class IA                                 --                    --                    --
   Class IB                                 --                    --                    --
   Other class                        $236,001              $425,255              $255,877
                                    ==========            ==========            ==========
  Market Value:
   Class IA                                 --                    --                    --
   Class IB                                 --                    --                    --
   Other class                        $259,027              $358,668              $237,711
 Due from Hartford Life
  Insurance Company                         --                    --                    --
 Receivable from fund shares
  sold                                      12                    24                    14
 Other assets                               --                    --                    --
                                    ----------            ----------            ----------
 Total Assets                          259,039               358,692               237,725
                                    ----------            ----------            ----------
LIABILITIES:
 Due to Hartford Life
  Insurance Company                         12                    24                    14
 Payable for fund shares
  purchased                                 --                    --                    --
 Other liabilities                          --                    --                    --
                                    ----------            ----------            ----------
 Total Liabilities                          12                    24                    14
                                    ----------            ----------            ----------
NET ASSETS:
 For Variable Annuity
  Contract Liabilities                $259,027              $358,668              $237,711
                                    ==========            ==========            ==========

                                                       LEGG MASON
                                  PRUDENTIAL          CLEARBRIDGE
                                    SERIES          VARIABLE EQUITY
                                 INTERNATIONAL       INCOME BUILDER
                                    GROWTH             PORTFOLIO
                                  SUB-ACCOUNT       SUB-ACCOUNT (I)
-----------------------------  ---------------------------------------
ASSETS:
 Investments:
  Number of Shares:
   Class IA                              --                    --
   Class IB                              --                    --
   Other class                        1,275                 9,091
                                    =======            ==========
  Cost:
   Class IA                              --                    --
   Class IB                              --                    --
   Other class                       $9,005              $134,037
                                    =======            ==========
  Market Value:
   Class IA                              --                    --
   Class IB                              --                    --
   Other class                       $5,791               $84,270
 Due from Hartford Life
  Insurance Company                      --                    --
 Receivable from fund shares
  sold                                   --                    --
 Other assets                            --                    --
                                    -------            ----------
 Total Assets                         5,791                84,270
                                    -------            ----------
LIABILITIES:
 Due to Hartford Life
  Insurance Company                      --                     1
 Payable for fund shares
  purchased                              --                     1
 Other liabilities                       --                    --
                                    -------            ----------
 Total Liabilities                       --                     2
                                    -------            ----------
NET ASSETS:
 For Variable Annuity
  Contract Liabilities               $5,791               $84,268
                                    =======            ==========

(i) Formerly Legg Mason Partners Variable Capital and Income Portfolio. Change effective November 2, 2009.

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                                LEGG MASON            LEGG MASON
                                               CLEARBRIDGE           WESTERN ASSET
                                                 VARIABLE           VARIABLE GLOBAL
                                            FUNDAMENTAL VALUE       HIGH YIELD BOND
                                                PORTFOLIO              PORTFOLIO
                                             SUB-ACCOUNT (J)        SUB-ACCOUNT (K)
-------------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of Shares:
   Class IA                                              --                   --
   Class IB                                              --                   --
   Other class                                       59,812                9,554
                                               ============            =========
  Cost:
   Class IA                                              --                   --
   Class IB                                              --                   --
   Other class                                   $1,434,162              $84,188
                                               ============            =========
  Market Value:
   Class IA                                              --                   --
   Class IB                                              --                   --
   Other class                                   $1,025,780              $71,655
 Due from Hartford Life Insurance
  Company                                                --                   --
 Receivable from fund shares sold                        37                    3
 Other assets                                            --                   --
                                               ------------            ---------
 Total Assets                                     1,025,817               71,658
                                               ------------            ---------
LIABILITIES:
 Due to Hartford Life Insurance Company                  37                    3
 Payable for fund shares purchased                       --                   --
 Other liabilities                                       --                   --
                                               ------------            ---------
 Total Liabilities                                       37                    3
                                               ------------            ---------
NET ASSETS:
 For Variable Annuity Contract
  Liabilities                                    $1,025,780              $71,655
                                               ============            =========

(j) Formerly Legg Mason Partners Variable Fundamental Value Portfolio. Change effective November 2, 2009.

(k) Formerly Legg Mason Partners Variable Global High Yield Bond Portfolio. Change effective November 2, 2009.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                             LEGG MASON           VAN KAMPEN LIT
                                            CLEARBRIDGE             GROWTH AND           VAN KAMPEN LIT
                                         VARIABLE INVESTORS           INCOME                COMSTOCK
                                             PORTFOLIO              PORTFOLIO              PORTFOLIO
                                          SUB-ACCOUNT (L)          SUB-ACCOUNT            SUB-ACCOUNT
----------------------------------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of Shares:
   Class IA                                          --                      --                    --
   Class IB                                          --                      --                    --
   Other class                                   28,345                  85,719                35,856
                                             ==========            ============            ==========
  Cost:
   Class IA                                          --                      --                    --
   Class IB                                          --                      --                    --
   Other class                                 $370,357              $1,379,963              $508,559
                                             ==========            ============            ==========
  Market Value:
   Class IA                                          --                      --                    --
   Class IB                                          --                      --                    --
   Other class                                 $352,044              $1,404,925              $362,147
 Due from Hartford Life Insurance
  Company                                            --                      --                    --
 Receivable from fund shares sold                    15                      88                    20
 Other assets                                        --                      --                    --
                                             ----------            ------------            ----------
 Total Assets                                   352,059               1,405,013               362,167
                                             ----------            ------------            ----------
LIABILITIES:
 Due to Hartford Life Insurance
  Company                                            20                      88                    20
 Payable for fund shares purchased                   --                      --                    --
 Other liabilities                                   --                      --                    --
                                             ----------            ------------            ----------
 Total Liabilities                                   20                      88                    20
                                             ----------            ------------            ----------
NET ASSETS:
 For Variable Annuity Contract
  Liabilities                                  $352,039              $1,404,925              $362,147
                                             ==========            ============            ==========

                                            WELLS FARGO         WELLS FARGO
                                           ADVANTAGE VT        ADVANTAGE VT
                                               ASSET           TOTAL RETURN
                                          ALLOCATION FUND        BOND FUND
                                            SUB-ACCOUNT         SUB-ACCOUNT
--------------------------------------  --------------------------------------
ASSETS:
 Investments:
  Number of Shares:
   Class IA                                         --                 --
   Class IB                                         --                 --
   Other class                                   1,032                926
                                             =========            =======
  Cost:
   Class IA                                         --                 --
   Class IB                                         --                 --
   Other class                                 $12,455             $9,214
                                             =========            =======
  Market Value:
   Class IA                                         --                 --
   Class IB                                         --                 --
   Other class                                 $10,871             $9,569
 Due from Hartford Life Insurance
  Company                                           --                 --
 Receivable from fund shares sold                    1                 --
 Other assets                                       --                 --
                                             ---------            -------
 Total Assets                                   10,872              9,569
                                             ---------            -------
LIABILITIES:
 Due to Hartford Life Insurance
  Company                                            1                 --
 Payable for fund shares purchased                  --                 --
 Other liabilities                                  --                 --
                                             ---------            -------
 Total Liabilities                                   1                 --
                                             ---------            -------
NET ASSETS:
 For Variable Annuity Contract
  Liabilities                                  $10,871             $9,569
                                             =========            =======

(l) Formerly Legg Mason Partners Variable Investors Portfolio. Change effective November 2, 2009.

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                              WELLS FARGO
                                             ADVANTAGE VT
                                                EQUITY
                                              INCOME FUND
                                              SUB-ACCOUNT
-------------------------------------------------------------
ASSETS:
 Investments:
  Number of Shares:
   Class IA                                           --
   Class IB                                           --
   Other class                                     1,528
                                               =========
  Cost:
   Class IA                                           --
   Class IB                                           --
   Other class                                   $23,569
                                               =========
  Market Value:
   Class IA                                           --
   Class IB                                           --
   Other class                                   $17,277
 Due from Hartford Life Insurance
  Company                                             --
 Receivable from fund shares sold                      1
 Other assets                                         --
                                               ---------
 Total Assets                                     17,278
                                               ---------
LIABILITIES:
 Due to Hartford Life Insurance Company                1
 Payable for fund shares purchased                    --
 Other liabilities                                    --
                                               ---------
 Total Liabilities                                     1
                                               ---------
NET ASSETS:
 For Variable Annuity Contract
  Liabilities                                    $17,277
                                               =========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                WELLS FARGO          WELLS FARGO          WELLS FARGO
                               ADVANTAGE VT         ADVANTAGE VT         ADVANTAGE VT
                               C&B LARGE CAP        INTERNATIONAL        LARGE COMPANY
                                VALUE FUND            CORE FUND           GROWTH FUND
                                SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
-----------------------------------------------------------------------------------------
ASSETS:
 Investments:
  Number of Shares:
   Class IA                            --                    --                  --
   Class IB                            --                    --                  --
   Other class                      1,081                 1,760                 825
                                  =======             =========             =======
  Cost:
   Class IA                            --                    --                  --
   Class IB                            --                    --                  --
   Other class                     $9,670               $12,918              $7,156
                                  =======             =========             =======
  Market Value:
   Class IA                            --                    --                  --
   Class IB                            --                    --                  --
   Other class                     $9,632                $8,853              $7,401
 Due from Hartford Life
  Insurance Company                    --                    --                  --
 Receivable from fund
  shares sold                          --                    --                  --
 Other assets                          --                    --                  --
                                  -------             ---------             -------
 Total Assets                       9,632                 8,853               7,401
                                  -------             ---------             -------
LIABILITIES:
 Due to Hartford Life
  Insurance Company                    --                    --                  --
 Payable for fund shares
  purchased                            --                    --                  --
 Other liabilities                     --                    --                  --
                                  -------             ---------             -------
 Total Liabilities                     --                    --                  --
                                  -------             ---------             -------
NET ASSETS:
 For Variable Annuity
  Contract Liabilities             $9,632                $8,853              $7,401
                                  =======             =========             =======

                                WELLS FARGO
                               ADVANTAGE VT         WELLS FARGO
                                 SMALL CAP         ADVANTAGE VT
                                GROWTH FUND       DISCOVERY FUND
                                SUB-ACCOUNT         SUB-ACCOUNT
--------------------------  --------------------------------------
ASSETS:
 Investments:
  Number of Shares:
   Class IA                             --                 --
   Class IB                             --                 --
   Other class                       1,712                166
                                 =========            =======
  Cost:
   Class IA                             --                 --
   Class IB                             --                 --
   Other class                     $12,711             $2,754
                                 =========            =======
  Market Value:
   Class IA                             --                 --
   Class IB                             --                 --
   Other class                     $10,872             $2,609
 Due from Hartford Life
  Insurance Company                     --                 --
 Receivable from fund
  shares sold                            1                 --
 Other assets                           --                 --
                                 ---------            -------
 Total Assets                       10,873              2,609
                                 ---------            -------
LIABILITIES:
 Due to Hartford Life
  Insurance Company                      1                 --
 Payable for fund shares
  purchased                             --                 --
 Other liabilities                      --                 --
                                 ---------            -------
 Total Liabilities                       1                 --
                                 ---------            -------
NET ASSETS:
 For Variable Annuity
  Contract Liabilities             $10,872             $2,609
                                 =========            =======

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                              UNITS
                                            OWNED BY          MINIMUM UNIT                 MAXIMUM UNIT          CONTRACT
                                          PARTICIPANTS        FAIR VALUE #                 FAIR VALUE #         LIABILITY
----------------------------------------------------------------------------------------------------------------------------
DEFERRED ANNUITY CONTRACTS IN THE
 ACCUMULATION PERIOD
 (BY SUB-ACCOUNT):
AllianceBernstein VPS Balanced Wealth
 Strategy Portfolio -- Class B                  388,226          $8.843001        to         $12.721089           $3,492,638
AllianceBernstein VPS International
 Value Portfolio -- Class B                   1,142,843           6.668723        to          13.931013            7,804,286
AllianceBernstein VPS Small/Mid-Cap
 Value Portfolio -- Class B                     104,673           9.222123        to          15.206816              986,265
AllianceBernstein VPS Value Portfolio --
 Class B                                         17,731           7.542131        to          12.309621              138,231
AllianceBernstein VPS International
 Growth Portfolio -- Class B                    157,200           7.330350        to          14.586152            1,187,403
AIM V.I. Basic Value Fund -- Class S1        44,071,822           0.960426        to          14.829632           44,576,240
AIM V.I. Capital Appreciation Fund --
 Class S1                                    21,039,187           0.672786        to          12.151739           21,094,550
AIM V.I. Capital Appreciation Fund --
 Class S2                                        72,102           7.628923        to          12.154610              646,793
AIM V.I. Core Equity Fund -- Class S1         8,360,640           0.793265        to          12.704451           83,233,964
AIM V.I. Core Equity Fund -- Class S2            83,184           9.046616        to          12.715872              766,717
AIM V.I. Government Securities Fund --
 Class S1                                   266,385,829           1.168244        to          10.052014          330,274,281
AIM V.I. High Yield Fund -- Class S1            802,543           1.355162        to           1.442230            1,120,889
AIM V.I. International Growth Fund --
 Class S1                                    36,280,235           1.700439        to          14.012034           65,647,988
AIM V.I. International Growth Fund --
 Class S2                                     1,020,107           8.358052        to          14.031677            8,715,809
AIM V.I. Mid Cap Core Equity Fund --
 Class S1                                    54,281,334           1.482602        to          12.985726           84,783,729
AIM V.I. Small Cap Equity Fund -- Class
 S1                                           3,180,855          11.247018        to          12.340587           37,489,531
AIM V.I. Small Cap Equity Fund -- Class
 S2                                             109,546           8.817877        to          12.347160            1,018,621
AIM V.I. Large Cap Growth Fund -- Class
 S1                                           1,434,770           9.348807        to          12.702785           13,855,502
AIM V.I. Capital Development Fund --
 Class S1                                       283,201           6.991797        to           7.186013            2,016,007
AIM V.I. Capital Development Fund --
 Class S2                                        53,234           8.153563        to          14.174365              494,615
AIM V.I. PowerShares ETF Allocation Fund
 -- Class S2                                     43,634          12.902034        to          13.103637              567,712
American Funds Global Bond Fund -- Class
 2                                            7,357,633          11.398168        to          12.351206           88,216,492
American Funds Global Growth and Income
 Fund -- Class 2                             11,827,822           9.286313        to          14.351903          113,314,671
American Funds Asset Allocation Fund --
 Class 2                                     27,388,418          11.027211        to          13.548839          323,728,673
American Funds Blue Chip Income and
 Growth Fund -- Class 2                     155,020,538           0.884402        to          12.901224          145,080,308
American Funds Bond Fund -- Class 2          24,685,134          11.337777        to          15.002571          334,733,861
American Funds Global Growth Fund --
 Class 2                                      8,571,855           9.956418        to          15.760627          113,940,054
American Funds Growth Fund -- Class 2        84,051,812           7.739320        to          14.009561          846,355,717
American Funds Growth-Income Fund --
 Class 2                                     68,917,831          10.567209        to          13.391182          785,358,497
American Funds International Fund --
 Class 2                                     18,745,636           9.958520        to          15.801216          250,740,042
American Funds New World Fund -- Class
 2                                            4,517,092          15.263363        to          26.476346          103,581,879
American Funds Global Small
 Capitalization Fund -- Class 2               5,866,406          12.321488        to          18.695149           91,516,639
BB&T Mid Cap Growth VIF                          38,237           7.127815        to           7.193367              274,339
BB&T Capital Manager Equity VIF                     443           8.178368        to           8.223417                3,624
BB&T Special Opportunities Equity VIF           210,121           9.317989        to          15.003156            2,027,539
BB&T Total Return Bond VIF                      116,453          10.533695        to          10.971398            1,253,511
Columbia Small Company Growth VS Fund --
 Class A                                      9,146,588           0.912135        to          12.912035            8,724,305
Columbia Large Cap Value VS Fund --
 Class A                                     15,166,171           0.928319        to          12.340242           14,680,551
Evergreen VA Diversified Capital Builder
 Fund -- Class I                                898,989           0.747103        to           8.110649              962,832
Evergreen VA Growth Fund -- Class I           1,698,853           0.836580        to           1.259725            1,686,851
Evergreen VA International Equity Fund
 -- Class I                                   1,788,425           0.854949        to           7.189390            1,805,277
Evergreen VA Omega Fund -- Class I              600,606           0.696835        to          11.484638              524,401
Evergreen VA Special Values Fund --
 Class I                                     11,219,443           1.209274        to          13.317538           15,907,659
Evergreen VA Fundamental Large Cap Fund
 -- Class I                                   4,296,342           1.164512        to          13.697696            7,985,234
Fidelity VIP Growth Portfolio -- Class
 SRV2                                            91,120           7.245745        to          12.585873              674,234
Fidelity VIP Contrafund(R) Portfolio --
 Class SRV2                                   1,846,476           8.311999        to          13.523763           15,856,698

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                              UNITS
                                            OWNED BY          MINIMUM UNIT                 MAXIMUM UNIT          CONTRACT
                                          PARTICIPANTS        FAIR VALUE #                 FAIR VALUE #         LIABILITY
----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Mid Cap Portfolio -- Class
 SRV2                                         1,458,779          $8.693455        to         $14.337305          $13,067,152
Fidelity VIP Value Strategies Portfolio
 -- Class SRV2                                   74,858           8.114350        to          16.480337              645,335
Fidelity VIP Dynamic Capital
 Appreciation Portfolio -- Class SRV2            25,384           8.447292        to           8.588257              215,899
Franklin Rising Dividends Securities
 Fund -- Class 2                             22,920,704          11.543215        to          12.830918          279,266,466
Franklin Income Securities Fund -- Class
 2                                           67,641,234          13.727686        to          15.467571          985,391,543
Franklin Income Securities Fund -- Class
 4                                            4,654,522           9.489275        to          14.144244           45,165,280
Franklin Large Cap Growth Securities
 Fund -- Class 2                              5,641,874           9.562932        to          12.814563           56,877,712
Franklin Global Real Estate Securities
 Fund -- Class 2                                 92,598          12.421151        to          14.803805            1,340,791
Franklin Small-Mid Cap Growth Securities
 Fund -- Class 2                             10,349,214           6.273054        to          14.046390           92,071,164
Franklin Small-Mid Cap Growth Securities
 Fund -- Class 4                                188,961           8.947858        to          14.075806            1,731,484
Franklin Small Cap Value Securities Fund
 -- Class 2                                   1,064,907           7.589960        to           7.881408            8,207,709
Franklin Small Cap Value Securities Fund
 -- Class 4                                     336,315           8.741020        to          13.396620            3,042,953
Franklin Strategic Income Securities
 Fund -- Class 1                             15,194,688          12.869844        to          18.943880          257,080,465
Franklin Strategic Income Securities
 Fund -- Class 2                                 19,742          10.845632        to          12.950434              215,843
Franklin Strategic Income Securities
 Fund -- Class 4                              2,290,627          10.597748        to          12.874611           24,787,270
Mutual Shares Securities Fund -- Class
 2                                           36,598,436          12.137519        to          15.919201          491,571,311
Mutual Shares Securities Fund -- Class
 4                                            2,730,625           8.165318        to          12.697590           22,814,220
Templeton Developing Markets Securities
 Fund -- Class 1                              3,147,657          17.545381        to          25.061826           69,546,975
Templeton Developing Markets Securities
 Fund -- Class 4                                424,960           8.463447        to          17.516600            4,164,590
Templeton Foreign Securities Fund --
 Class 2                                     15,707,438          10.969620        to          14.273168          188,377,217
Templeton Foreign Securities Fund --
 Class 4                                        147,471           8.483342        to          14.298977            1,281,407
Templeton Global Asset Allocation Fund
 -- Class 2                                     113,472          14.114242        to          16.858809            1,740,808
Templeton Growth Securities Fund --
 Class 2                                     29,098,528          10.415410        to          13.547219          337,378,553
Templeton Growth Securities Fund --
 Class 4                                      1,165,116           8.032820        to          13.606956            9,660,069
Mutual Global Discovery Securities Fund
 -- Class 2                                   7,791,014          12.172998        to          19.596934          144,628,191
Mutual Global Discovery Securities Fund
 -- Class 4                                     720,767           9.003162        to          12.218179            6,656,715
Franklin Flex Cap Growth Securities Fund
 -- Class 2                                   2,125,374           9.715848        to          12.981022           21,393,713
Franklin Flex Cap Growth Securities Fund
 -- Class 4                                     124,417           9.300890        to          13.003825            1,191,556
Franklin Large Cap Value Securities Fund
 -- Class 2                                   1,031,940           8.781519        to           9.534345            9,420,541
Templeton Global Bond Securities Fund --
 Class 2                                          1,779          11.715928        to          11.715928               20,838
Templeton Global Bond Securities Fund --
 Class 4                                      1,203,602          11.012978        to          12.331795           13,935,236
Hartford Advisers HLS Fund -- Class IA          273,050           9.090703        to          13.189821            2,530,441
Hartford Advisers HLS Fund -- Class IB       16,216,426           0.913797        to          13.132180           15,756,896
Hartford Total Return Bond HLS Fund --
 Class IA                                     9,376,182          10.032836        to          11.579412           95,872,548
Hartford Total Return Bond HLS Fund --
 Class IB                                    38,659,240           1.236099        to          11.478536           49,966,247
Hartford Capital Appreciation HLS Fund
 -- Class IA                                 12,212,881           8.213539        to          14.930671          103,048,927
Hartford Capital Appreciation HLS Fund
 -- Class IB                                 25,894,084           1.201494        to          14.800065           34,551,870
Hartford Dividend and Growth HLS Fund --
 Class IA                                     7,642,081           8.623814        to          12.655841           67,375,158
Hartford Dividend and Growth HLS Fund --
 Class IB                                    22,457,416           1.081170        to          12.545284           25,333,309
Hartford Fundamental Growth HLS Fund --
 Class IA                                        35,482           8.645037        to           8.773143              310,014
Hartford Fundamental Growth HLS Fund --
 Class IB                                        12,873           1.045754        to           1.045754               13,462
Hartford Global Advisers HLS Fund --
 Class IB                                        66,873           1.790255        to           1.817387              120,982
Hartford Global Equity HLS Fund -- Class
 IA                                               1,209           8.610312        to          14.538910               15,427
Hartford Global Equity HLS Fund -- Class
 IB                                              44,197           8.423321        to           8.595482              378,596
Hartford Global Health HLS Fund -- Class
 IB                                             192,356           1.876719        to           1.938428              372,357
Hartford Global Growth HLS Fund -- Class
 IA                                              32,625           7.100965        to           7.219531              233,918
Hartford Global Growth HLS Fund -- Class
 IB                                             524,123           1.510691        to           1.578701              826,156
Hartford Disciplined Equity HLS Fund --
 Class IA                                       996,862           8.299640        to          12.801701            8,470,280

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                              UNITS
                                            OWNED BY          MINIMUM UNIT                 MAXIMUM UNIT          CONTRACT
                                          PARTICIPANTS        FAIR VALUE #                 FAIR VALUE #         LIABILITY
----------------------------------------------------------------------------------------------------------------------------
Hartford Disciplined Equity HLS Fund --
 Class IB                                       333,964          $1.079619        to          $1.128211             $376,329
Hartford Growth HLS Fund -- Class IA             48,894           8.540511        to          13.708157              428,159
Hartford Growth HLS Fund -- Class IB             17,037           1.138767        to           1.138767               19,401
Hartford Growth Opportunities HLS Fund
 -- Class IA                                  2,970,737           7.573773        to          13.355295           23,001,138
Hartford Growth Opportunities HLS Fund
 -- Class IB                                     80,492           1.303797        to          11.101444              133,526
Hartford High Yield HLS Fund -- Class
 IA                                             228,766          11.122335        to          15.255581            2,630,664
Hartford High Yield HLS Fund -- Class
 IB                                             211,740           1.458814        to           1.524461              320,974
Hartford Index HLS Fund -- Class IB              95,104           3.993420        to           4.173201              396,056
Hartford International Growth HLS Fund
 -- Class IA                                     42,796           6.074217        to          13.305658              265,777
Hartford International Growth HLS Fund
 -- Class IB                                    110,734           1.014736        to           1.057704              116,322
Hartford International Small Company HLS
 Fund -- Class IB                                39,037           1.848858        to           1.848858               72,173
Hartford International Opportunities HLS
 Fund -- Class IA                               436,754           8.058944        to          13.951991            3,592,776
Hartford International Opportunities HLS
 Fund -- Class IB                             3,183,424           1.248953        to          13.891419            4,168,549
Hartford MidCap Growth HLS Fund -- Class
 IA                                             199,207           8.215654        to          14.883597            1,715,769
Hartford MidCap Growth HLS Fund -- Class
 IB                                              24,403           8.491426        to           8.611470              207,751
Hartford MidCap HLS Fund -- Class IB            486,310           3.641698        to           3.696908            1,796,277
Hartford MidCap Value HLS Fund -- Class
 IB                                              99,737           1.376636        to           1.434963              141,727
Hartford Money Market HLS Fund -- Class
 IA                                         306,259,470           1.004855        to           9.927129          355,109,373
Hartford Money Market HLS Fund -- Class
 IB                                          16,587,720           0.965072        to           9.742332           16,636,482
Hartford SmallCap Value HLS Fund --
 Class IB                                         9,934           9.480604        to           9.568166               94,399
Hartford Small Company HLS Fund -- Class
 IA                                             193,357           8.323103        to          13.197286            1,632,776
Hartford Small Company HLS Fund -- Class
 IB                                           2,889,192           1.119067        to           1.486353            3,490,213
Hartford SmallCap Growth HLS Fund --
 Class IA                                        59,435           9.044730        to           9.314788              546,225
Hartford SmallCap Growth HLS Fund --
 Class IB                                        35,049           1.071825        to           1.113294               39,012
Hartford Stock HLS Fund -- Class IA              88,715           8.611084        to           8.754833              773,335
Hartford Stock HLS Fund -- Class IB          15,651,100           0.769796        to          14.228855           13,152,998
Hartford U.S. Government Securities HLS
 Fund -- Class IA                               687,221           9.612225        to          10.119535            6,728,194
Hartford U.S. Government Securities HLS
 Fund -- Class IB                               656,976           1.083396        to           1.125342              739,149
Hartford Value HLS Fund -- Class IA              74,826           8.528526        to           8.718814              648,306
Hartford Value HLS Fund -- Class IB              35,564           1.120161        to           1.134861               39,982
Hartford Value Opportunities HLS Fund --
 Class IA                                        13,830           9.027861        to           9.229406              126,678
Hartford Value Opportunities HLS Fund --
 Class IB                                        33,624           1.201867        to           1.248387               41,326
Hartford Equity Income HLS Fund -- Class
 IA                                              44,734           8.825498        to          11.653646              405,906
Hartford Equity Income HLS Fund -- Class
 IB                                              26,644           1.170991        to           1.207588               31,422
American Funds Asset Allocation HLS Fund
 -- Class IB                                  1,072,421           8.674617        to          12.419529            9,689,644
American Funds Blue Chip Income and
 Growth HLS Fund -- Class IB                    605,279           8.241172        to          12.908101            5,117,535
American Funds Bond HLS Fund -- Class
 IB                                           2,934,836           9.673572        to          11.351207           28,873,049
American Funds Global Bond HLS Fund --
 Class IB                                       451,342          10.346447        to          11.404635            4,737,292
American Funds Global Growth and Income
 HLS Fund -- Class IB                         1,648,514           8.103330        to          14.366214           13,673,598
American Funds Global Growth HLS Fund --
 Class IB                                       382,638           8.715993        to          14.701887            3,416,000
American Funds Global Small
 Capitalization HLS Fund -- Class IB            860,699           7.864544        to          16.647409            7,029,674
American Funds Growth HLS Fund -- Class
 IB                                           5,498,412           7.841633        to          14.033351           44,483,623
American Funds Growth-Income HLS Fund --
 Class IB                                     3,157,635           8.166386        to          13.139729           26,452,328
American Funds International HLS Fund --
 Class IB                                     3,328,014           8.344774        to          15.004813           28,486,816
American Funds New World HLS Fund --
 Class IB                                       841,006           8.594535        to          15.285582            7,555,070
Huntington VA Income Equity Fund              1,355,757           0.999968        to          12.496054            2,660,201
Huntington VA Dividend Capture Fund           2,391,054           1.237005        to          13.649195            6,746,938
Huntington VA Growth Fund                     1,742,286           0.710924        to          11.562428            2,520,186

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                              UNITS
                                            OWNED BY          MINIMUM UNIT                 MAXIMUM UNIT          CONTRACT
                                          PARTICIPANTS        FAIR VALUE #                 FAIR VALUE #         LIABILITY
----------------------------------------------------------------------------------------------------------------------------
Huntington VA Mid Corp America Fund           1,171,122          $1.409848        to         $14.720527           $4,214,191
Huntington VA New Economy Fund                1,530,696           1.170551        to          12.906926            3,852,547
Huntington VA Rotating Markets Fund             434,553           1.210610        to          14.105353            1,442,872
Huntington VA International Equity Fund       1,447,697           1.291504        to          13.944150            5,039,762
Huntington VA Macro 100 Fund                  1,232,944           0.815654        to          12.204689            1,275,086
Huntington VA Mortgage Securities Fund          844,366           1.097941        to          11.240686            3,030,159
Huntington VA Situs Fund                      4,273,563           1.058154        to          13.811604            5,219,891
Lord Abbett America's Value Portfolio --
 Class VC                                       163,076           9.447071        to           9.674588            1,557,016
Lord Abbett Bond-Debenture Portfolio --
 Class VC                                     1,209,674          10.829464        to          13.788642           13,340,423
Lord Abbett Growth and Income Portfolio
 -- Class VC                                    331,753           7.945292        to           8.121819            2,678,133
MFS(R) Core Equity Series -- Class INIT         987,770           5.623723        to          13.359088            7,202,235
MFS(R) Growth Series -- Class INIT            2,520,970           5.254323        to           8.914161           18,052,928
MFS(R) Growth Series -- Class SRV                18,530           9.009221        to          13.543726              173,949
MFS(R) Global Equity Series -- Class
 INIT                                           526,331          11.878862        to          15.418702            7,034,197
MFS(R) High Income Series -- Class INIT       6,288,455          12.054494        to          15.100408           80,146,161
MFS(R) Investors Growth Stock Series --
 Class INIT                                   2,123,112           5.749190        to           8.535636           15,161,321
MFS(R) Investors Trust Series -- Class
 INIT                                        15,481,912           8.059293        to          12.621503          135,071,915
MFS(R) Investors Trust Series -- Class
 SRV                                             20,386           8.769752        to          12.580509              186,492
MFS(R) Mid Cap Growth Series -- Class
 INIT                                         5,591,683           4.063100        to          14.065549           24,402,994
MFS(R) New Discovery Series -- Class
 INIT                                         7,295,951           8.222464        to          15.211050           80,568,412
MFS(R) Total Return Series -- Class
 INIT                                        31,112,663          11.537305        to          14.808262          396,549,944
MFS(R) Total Return Series -- Class SRV         847,357           9.144393        to          11.844751            7,910,419
MFS(R) Value Series -- Class INIT             4,957,255          12.396286        to          15.366719           72,098,703
MFS(R) Value Series -- Class SRV              1,811,492           8.608800        to          12.483321           16,046,635
MFS(R) Research Bond Series -- Class
 INIT                                         5,339,218          11.040744        to          11.982110           61,181,622
MFS(R) Research Bond Series -- Class
 SRV                                            202,826          10.715464        to          11.631637            2,214,182
MFS(R) Research International Series --
 Class INIT                                   2,054,549          11.464229        to          13.723028           24,485,391
MFS(R) Research Series -- Class INIT            505,154           9.927811        to          10.753312            5,185,311
BlackRock Global Growth V.I. Fund --
 Class I                                          1,978          13.242298        to          13.663124               26,402
BlackRock Large Cap Growth V.I. Fund --
 Class I                                         56,164           7.541723        to           9.379470              481,784
Van Kampen -- UIF International Growth
 Equity Portfolio -- Class II                     3,433           8.908163        to           9.018177               30,650
Van Kampen -- UIF Mid Cap Growth
 Portfolio -- Class II                          211,783           8.891687        to          15.881753            1,923,240
Van Kampen -- UIF U.S. Mid Cap Value
 Portfolio -- Class II                           86,325           8.495059        to          14.344870              751,663
Morgan Stanley -- Focus Growth Portfolio
 -- Class Y                                         817           6.437888        to           6.437888                5,260
Morgan Stanley -- Capital Opportunities
 Portfolio -- Class Y                            44,840           4.244987        to           4.542372              196,847
Morgan Stanley -- Mid Cap Growth
 Portfolio -- Class Y                             1,666           8.644265        to           9.249819               15,201
Morgan Stanley -- Flexible Income
 Portfolio -- Class Y                             3,863          10.673124        to          10.712557               41,357
Morgan Stanley -- Dividend Growth
 Portfolio -- Class Y                               607           9.767662        to           9.767662                5,932
MTB Moderate Growth Fund II                       1,667           9.264280        to           9.264280               15,445
Columbia Marsico International
 Opportunities VS Fund -- Class B            10,858,761           1.361070        to          14.680890           15,386,774
Columbia Asset Allocation VS Fund --
 Class A                                      4,515,328           0.952958        to           1.014216            4,470,805
Columbia High Yield VS Fund                   8,290,544           1.546712        to          14.516108           13,440,768
Columbia Marsico Focused Equities VS
 Fund -- Class A                             11,489,193           0.957547        to          12.800749           11,487,598
Columbia Marsico Growth VS Fund -- Class
 A                                           10,752,733           0.931266        to          12.508590           10,373,899
Columbia Marsico 21st Century VS Fund --
 Class A                                      2,568,897           1.319720        to          12.847082            3,525,414
Columbia Marsico Midcap Growth VS Fund
 -- Class A                                  18,395,926           0.778804        to          14.414335           14,934,968
Oppenheimer Capital Appreciation Fund/VA
 -- Class SRV                                    64,396           8.420109        to           8.607140              551,924
Oppenheimer Global Securities Fund/VA --
 Class SRV                                      820,080           8.813084        to          14.486904            7,342,105

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                              UNITS
                                            OWNED BY          MINIMUM UNIT                 MAXIMUM UNIT          CONTRACT
                                          PARTICIPANTS        FAIR VALUE #                 FAIR VALUE #         LIABILITY
----------------------------------------------------------------------------------------------------------------------------
Oppenheimer Main Street Fund(R)/VA --
 Class SRV                                      107,960          $8.399769        to         $13.000404             $922,344
Oppenheimer Main Street Small Cap
 Fund(R)/VA -- Class SRV                        641,212           8.948089        to          14.445618            5,861,068
Oppenheimer Value Fund/VA -- Class SRV           15,324           8.211525        to           8.393926              127,745
Putnam VT Diversified Income Fund --
 Class IB                                     1,716,065          10.680753        to          15.847022           18,736,189
Putnam VT Global Asset Allocation Fund
 -- Class IB                                     34,566           9.051288        to           9.253044              316,761
Putnam VT International Growth and
 Income Fund -- Class IB                         10,071           7.217723        to           7.338204               73,361
Putnam VT International Equity Fund --
 Class IB                                        38,166           7.316213        to           7.486362              282,525
Putnam VT Small Cap Value Fund -- Class
 IB                                              21,205           8.431222        to           8.571990              179,698
JPMorgan Insurance Trust Balanced
 Portfolio - 1                                  178,214           9.547789        to          12.616904            1,935,890
JPMorgan Insurance Trust Core Bond
 Portfolio - 1                                7,636,323          10.389662        to          17.627270           90,092,930
JPMorgan Insurance Trust U.S. Equity
 Portfolio                                      791,608          10.859987        to          17.825646            9,070,657
JPMorgan Insurance Trust Intrepid Mid
 Cap Portfolio - 1                              799,238           8.777807        to          26.270828            9,463,584
JPMorgan Insurance Trust Equity Index
 Portfolio - 1                                3,962,721           8.543247        to          12.611581           39,558,492
JPMorgan Insurance Trust Intrepid Growth
 Portfolio - 1                                  380,646           9.476105        to          14.584316            3,798,663
JPMorgan Insurance Trust Diversified Mid
 Cap Growth Portfolio - 1                       953,831           8.852975        to          14.503941           10,825,577
JPMorgan Insurance Trust Mid Cap Value
 Portfolio                                      684,371           8.743408        to          17.610857            7,538,425
Jennison 20/20 Focus Portfolio -- Class
 II                                              82,102           1.361803        to          14.215046              259,027
Jennison Portfolio -- Class II                  184,747           0.828961        to           6.282479              358,668
Prudential Value Portfolio -- Class II          224,107           1.040455        to           1.120566              237,711
Prudential Series International Growth
 -- Class II                                      6,449           0.885826        to           0.925036                5,791
Legg Mason ClearBridge Variable Equity
 Income Builder Portfolio --Class I              10,830           7.781013        to           7.781013               84,268
Legg Mason ClearBridge Variable
 Fundamental Value Portfolio --Class I          130,364           7.763991        to           7.871215            1,025,780
Legg Mason Western Asset Variable Global
 High Yield Bond Portfolio -- Class I            42,808           1.626023        to           1.680391               71,655
Legg Mason ClearBridge Variable
 Investors Portfolio -- Class I                 305,067           1.107607        to           1.157459              352,039
Van Kampen LIT Growth and Income
 Portfolio -- Class II                          144,345           8.798947        to          14.109796            1,404,925
Van Kampen LIT Comstock Portfolio --
 Class II                                        28,562          12.341037        to          13.131153              362,147
Wells Fargo Advantage VT Asset
 Allocation Fund                                 10,126           1.073635        to           1.073635               10,871
Wells Fargo Advantage VT Total Return
 Bond Fund                                        6,897           1.387455        to           1.387455                9,569
Wells Fargo Advantage VT Equity Income
 Fund                                            17,127           0.990225        to           1.029466               17,277
Wells Fargo Advantage VT C&B Large Cap
 Value Fund                                       9,362           1.027149        to           1.037851                9,632
Wells Fargo Advantage VT International
 Core Fund                                        9,195           0.962713        to           0.962713                8,853
Wells Fargo Advantage VT Large Company
 Growth Fund                                      7,959           0.929860        to           0.929860                7,401
Wells Fargo Advantage VT Small Cap
 Growth Fund                                      8,153           1.322620        to           1.356932               10,872
Wells Fargo Advantage VT Discovery Fund             223          11.675368        to          11.675368                2,609
ANNUITY CONTRACTS IN THE ANNUITY PERIOD
 (BY SUB-ACCOUNT):
AIM V.I. Core Equity Fund -- Class S1             1,701          10.853871        to          11.039209               18,650
AIM V.I. Government Securities Fund --
 Class S1                                        41,608           1.245405        to           1.283073               52,912
AIM V.I. International Growth Fund --
 Class S1                                           560           1.858277        to           1.858277                1,040
AIM V.I. Mid Cap Core Equity Fund --
 Class S1                                        37,106           1.580496        to           1.620179               59,634
AIM V.I. Small Cap Equity Fund -- Class
 S1                                               1,107          11.852780        to          12.113131               13,242
American Funds Global Growth and Income
 Fund -- Class 2                                  2,037           9.586416        to           9.694648               19,639
American Funds Asset Allocation Fund --
 Class 2                                         22,612          11.699639        to          13.063216              280,973
American Funds Blue Chip Income and
 Growth Fund -- Class 2                         108,926           0.943527        to           0.972880              103,937
American Funds Bond Fund -- Class 2               5,650          14.189192        to          14.464966               81,165

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                              UNITS
                                            OWNED BY          MINIMUM UNIT                 MAXIMUM UNIT          CONTRACT
                                          PARTICIPANTS        FAIR VALUE #                 FAIR VALUE #         LIABILITY
----------------------------------------------------------------------------------------------------------------------------
American Funds Global Growth Fund --
 Class 2                                          2,718         $11.602420        to         $15.332653              $38,518
American Funds Growth Fund -- Class 2            22,949           8.242200        to          12.602885              269,198
American Funds Growth-Income Fund --
 Class 2                                         33,892          11.211697        to          12.911109              404,932
American Funds International Fund --
 Class 2                                          8,621          11.644450        to          15.668444              130,096
American Funds New World Fund -- Class
 2                                                  202          24.133939        to          25.527483                4,975
American Funds Global Small
 Capitalization Fund -- Class 2                   2,059          13.343849        to          18.537952               36,078
Evergreen VA Growth Fund -- Class I               1,762           1.259725        to           1.259725                2,219
Evergreen VA Special Values Fund --
 Class I                                          1,196           1.689449        to           1.689449                2,021
Franklin Rising Dividends Securities
 Fund -- Class 2                                  9,050          12.245417        to          12.493006              112,823
Franklin Income Securities Fund -- Class
 2                                               17,874          14.659056        to          15.007761              267,920
Franklin Large Cap Growth Securities
 Fund -- Class 2                                    749          10.172987        to          10.455105                7,757
Franklin Global Real Estate Securities
 Fund -- Class 2                                    175          14.803805        to          14.803805                2,594
Franklin Small-Mid Cap Growth Securities
 Fund -- Class 2                                  5,390           6.735968        to          11.938971               39,284
Franklin Strategic Income Securities
 Fund -- Class 1                                  6,040          16.618952        to          18.265096              105,857
Mutual Shares Securities Fund -- Class
 2                                                7,479          12.858291        to          15.348581              108,022
Templeton Developing Markets Securities
 Fund -- Class 1                                    128          20.923930        to          24.163559                2,833
Templeton Foreign Securities Fund --
 Class 2                                          3,648          11.726199        to          13.137689               45,351
Templeton Global Asset Allocation Fund
 -- Class 2                                         236          15.644460        to          15.644460                3,695
Templeton Growth Securities Fund --
 Class 2                                         19,190          11.388747        to          12.684297              225,792
Mutual Global Discovery Securities Fund
 -- Class 2                                       1,805          19.017502        to          19.081033               34,407
Franklin Flex Cap Growth Securities Fund
 -- Class 2                                         794          10.099266        to          10.099266                8,023
Hartford Advisers HLS Fund -- Class IB            1,394           1.160193        to           1.160193                1,617
Hartford Capital Appreciation HLS Fund
 -- Class IB                                        379           2.076854        to           2.076854                  787
Hartford International Opportunities HLS
 Fund -- Class IB                                   451           1.394957        to           1.394957                  629
Hartford Money Market HLS Fund -- Class
 IA                                              57,681           1.074144        to           1.162805               63,661
Hartford Money Market HLS Fund -- Class
 IB                                              66,770           1.030296        to           1.030296               68,793
MFS(R) Global Equity Series -- Class
 INIT                                               771          12.660058        to          12.660058                9,765
MFS(R) High Income Series -- Class INIT           1,878          12.904171        to          13.129487               24,456
MFS(R) Investors Growth Stock Series --
 Class INIT                                       1,199           8.356686        to           8.356686               10,023
MFS(R) Investors Trust Series -- Class
 INIT                                             2,404           8.537983        to          10.009131               22,260
MFS(R) New Discovery Series -- Class
 INIT                                             2,290           8.789830        to          14.847242               26,127
MFS(R) Total Return Series -- Class
 INIT                                            20,730          12.222370        to          14.277534              272,440
MFS(R) Value Series -- Class INIT                    66          14.912276        to          14.912276                  986
MFS(R) Research International Series --
 Class INIT                                         610          11.929080        to          11.929080                7,275

#  Rounded unit values

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                           ALLIANCEBERNSTEIN VPS     ALLIANCEBERNSTEIN VPS
                                              BALANCED WEALTH            INTERNATIONAL
                                             STRATEGY PORTFOLIO         VALUE PORTFOLIO
                                                SUB-ACCOUNT               SUB-ACCOUNT
--------------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                                          $15,936                    $75,184
                                                 ----------               ------------
EXPENSE:
 Administrative charges                                  --                         --
 Mortality and Expense Risk charges                 (32,779)                   (92,436)
                                                 ----------               ------------
  Total Expenses                                    (32,779)                   (92,436)
                                                 ----------               ------------
  Net investment income (loss)                      (16,843)                   (17,252)
                                                 ----------               ------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                       (9,453)                    38,732
 Net realized gain on distributions                      --                         --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                          473,788                  1,950,377
                                                 ----------               ------------
  Net gain (loss) on investments                    464,335                  1,989,109
                                                 ----------               ------------
  Net increase (decrease) in net assets
   resulting from operations                       $447,492                 $1,971,857
                                                 ==========               ============

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                         ALLIANCEBERNSTEIN VPS                                ALLIANCEBERNSTEIN VPS
                                             SMALL/MID-CAP          ALLIANCEBERNSTEIN VPS         INTERNATIONAL
                                            VALUE PORTFOLIO            VALUE PORTFOLIO           GROWTH PORTFOLIO
                                              SUB-ACCOUNT                SUB-ACCOUNT               SUB-ACCOUNT
---------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                                         $6,563                    $4,262                    $44,938
                                               ----------                 ---------                 ----------
EXPENSE:
 Administrative charges                                --                        --                         --
 Mortality and Expense Risk charges               (12,635)                   (2,099)                   (16,752)
                                               ----------                 ---------                 ----------
  Total Expenses                                  (12,635)                   (2,099)                   (16,752)
                                               ----------                 ---------                 ----------
  Net investment income (loss)                     (6,072)                    2,163                     28,186
                                               ----------                 ---------                 ----------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                      7,239                    (7,668)                    22,723
 Net realized gain on distributions                34,620                        --                         --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                        253,280                    30,656                    282,262
                                               ----------                 ---------                 ----------
  Net gain (loss) on investments                  295,139                    22,988                    304,985
                                               ----------                 ---------                 ----------
  Net increase (decrease) in net
   assets resulting from operations              $289,067                   $25,151                   $333,171
                                               ==========                 =========                 ==========

                                          AIM V.I.                 AIM V.I.
                                            BASIC                  CAPITAL
                                         VALUE FUND           APPRECIATION FUND
                                         SUB-ACCOUNT             SUB-ACCOUNT
--------------------------------------  ------------------------------------------
INVESTMENT INCOME:
 Dividends                                   $632,776                $122,806
                                        -------------            ------------
EXPENSE:
 Administrative charges                       (55,730)                (27,654)
 Mortality and Expense Risk charges          (642,118)               (330,051)
                                        -------------            ------------
  Total Expenses                             (697,848)               (357,705)
                                        -------------            ------------
  Net investment income (loss)                (65,072)               (234,899)
                                        -------------            ------------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                617,696                (724,765)
 Net realized gain on distributions                --                      --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                 13,614,506               4,439,963
                                        -------------            ------------
  Net gain (loss) on investments           14,232,202               3,715,198
                                        -------------            ------------
  Net increase (decrease) in net
   assets resulting from operations       $14,167,130              $3,480,299
                                        =============            ============

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                            AIM V.I.                  AIM V.I.
                                              CORE                   GOVERNMENT
                                           EQUITY FUND            SECURITIES FUND
                                           SUB-ACCOUNT              SUB-ACCOUNT
--------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                                   $1,379,186               $16,576,561
                                          -------------            --------------
EXPENSE:
 Administrative charges                        (123,112)                 (514,509)
 Mortality and Expense Risk charges          (1,257,149)               (5,848,082)
                                          -------------            --------------
  Total Expenses                             (1,380,261)               (6,362,591)
                                          -------------            --------------
  Net investment income (loss)                   (1,075)               10,213,970
                                          -------------            --------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                 (484,822)                2,569,616
 Net realized gain on distributions                  --                11,914,563
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                   18,109,760               (32,033,930)
                                          -------------            --------------
  Net gain (loss) on investments             17,624,938               (17,549,751)
                                          -------------            --------------
  Net increase (decrease) in net assets
   resulting from operations                $17,623,863               $(7,335,781)
                                          =============            ==============

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                              AIM V.I.          AIM V.I.            AIM V.I.
                                                HIGH          INTERNATIONAL       MID CAP CORE
                                             YIELD FUND        GROWTH FUND        EQUITY FUND
                                            SUB-ACCOUNT        SUB-ACCOUNT        SUB-ACCOUNT
----------------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                                      $81,860            $968,291         $1,004,492
                                             ----------       -------------       ------------
EXPENSE:
 Administrative charges                          (1,752)            (83,040)          (109,516)
 Mortality and Expense Risk charges             (17,746)           (984,261)        (1,259,407)
                                             ----------       -------------       ------------
  Total Expenses                                (19,498)         (1,067,301)        (1,368,923)
                                             ----------       -------------       ------------
  Net investment income (loss)                   62,362             (99,010)          (364,431)
                                             ----------       -------------       ------------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                   12,569            (802,440)           446,194
 Net realized gain on distributions                  --                  --            969,327
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      297,056          19,154,845         17,499,446
                                             ----------       -------------       ------------
  Net gain (loss) on investments                309,625          18,352,405         18,914,967
                                             ----------       -------------       ------------
  Net increase (decrease) in net
   assets resulting from operations            $371,987         $18,253,395        $18,550,536
                                             ==========       =============       ============

                                                    AIM V.I.                AIM V.I.
                                                   SMALL CAP               LARGE CAP
                                                  EQUITY FUND             GROWTH FUND
                                                  SUB-ACCOUNT             SUB-ACCOUNT
--------------------------------------  ---------------------------------------------------
INVESTMENT INCOME:
 Dividends                                             $59,462                 $45,816
                                                  ------------            ------------
EXPENSE:
 Administrative charges                                     --                 (22,289)
 Mortality and Expense Risk charges                   (599,392)               (214,777)
                                                  ------------            ------------
  Total Expenses                                      (599,392)               (237,066)
                                                  ------------            ------------
  Net investment income (loss)                        (539,930)               (191,250)
                                                  ------------            ------------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                        (454,042)               (399,460)
 Net realized gain on distributions                         --                      --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                           7,250,519               3,304,592
                                                  ------------            ------------
  Net gain (loss) on investments                     6,796,477               2,905,132
                                                  ------------            ------------
  Net increase (decrease) in net
   assets resulting from operations                 $6,256,547              $2,713,882
                                                  ============            ============

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                                 AIM V.I.               AIM V.I.
                                                 CAPITAL             POWERSHARES ETF
                                             DEVELOPMENT FUND        ALLOCATION FUND
                                               SUB-ACCOUNT           SUB-ACCOUNT (A)
---------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                                            $ --                 $5,934
                                                ----------              ---------
EXPENSE:
 Administrative charges                                 --                     --
 Mortality and Expense Risk charges                (24,391)                (3,311)
                                                ----------              ---------
  Total Expenses                                   (24,391)                (3,311)
                                                ----------              ---------
  Net investment income (loss)                     (24,391)                 2,623
                                                ----------              ---------
NET REALIZED AND UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                      21,161                    131
 Net realized gain on distributions                     --                  1,108
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                         452,868                 24,075
                                                ----------              ---------
  Net gain (loss) on investments                   474,029                 25,314
                                                ----------              ---------
  Net increase (decrease) in net assets
   resulting from operations                      $449,638                $27,937
                                                ==========              =========

(a)  Funded as of February 26, 2009.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                                                     AMERICAN FUNDS
                                            AMERICAN FUNDS               GLOBAL               AMERICAN FUNDS
                                                GLOBAL                 GROWTH AND                  ASSET
                                               BOND FUND               INCOME FUND            ALLOCATION FUND
                                              SUB-ACCOUNT              SUB-ACCOUNT              SUB-ACCOUNT
-----------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                                      $1,205,498               $2,318,286               $6,923,260
                                             -------------            -------------            -------------
EXPENSE:
 Administrative charges                                 --                       --                 (505,715)
 Mortality and Expense Risk charges             (1,426,591)              (1,621,387)              (4,810,091)
                                             -------------            -------------            -------------
  Total Expenses                                (1,426,591)              (1,621,387)              (5,315,806)
                                             -------------            -------------            -------------
  Net investment income (loss)                    (221,093)                 696,899                1,607,454
                                             -------------            -------------            -------------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                    (210,293)              (3,979,038)              (9,439,532)
 Net realized gain on distributions                     --                       --                       --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                       6,156,515               33,590,723               66,271,295
                                             -------------            -------------            -------------
  Net gain (loss) on investments                 5,946,222               29,611,685               56,831,763
                                             -------------            -------------            -------------
  Net increase (decrease) in net
   assets resulting from operations             $5,725,129              $30,308,584              $58,439,217
                                             =============            =============            =============

                                            AMERICAN FUNDS
                                               BLUE CHIP
                                              INCOME AND             AMERICAN FUNDS
                                              GROWTH FUND               BOND FUND
                                              SUB-ACCOUNT              SUB-ACCOUNT
--------------------------------------  ------------------------------------------------
INVESTMENT INCOME:
 Dividends                                      $2,673,867              $10,156,743
                                             -------------            -------------
EXPENSE:
 Administrative charges                           (188,596)                (537,573)
 Mortality and Expense Risk charges             (2,135,368)              (5,056,470)
                                             -------------            -------------
  Total Expenses                                (2,323,964)              (5,594,043)
                                             -------------            -------------
  Net investment income (loss)                     349,903                4,562,700
                                             -------------            -------------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                  (4,074,088)                 416,380
 Net realized gain on distributions                     --                       --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      33,984,998               27,087,433
                                             -------------            -------------
  Net gain (loss) on investments                29,910,910               27,503,813
                                             -------------            -------------
  Net increase (decrease) in net
   assets resulting from operations            $30,260,813              $32,066,513
                                             =============            =============

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                              AMERICAN FUNDS
                                                  GLOBAL                AMERICAN FUNDS
                                                GROWTH FUND              GROWTH FUND
                                                SUB-ACCOUNT              SUB-ACCOUNT
-------------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                                        $1,374,996                $4,800,555
                                               -------------            --------------
EXPENSE:
 Administrative charges                             (160,436)               (1,252,963)
 Mortality and Expense Risk charges               (1,502,775)              (11,807,487)
                                               -------------            --------------
  Total Expenses                                  (1,663,211)              (13,060,450)
                                               -------------            --------------
  Net investment income (loss)                      (288,215)               (8,259,895)
                                               -------------            --------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                    (3,177,906)              (29,722,178)
 Net realized gain on distributions                       --                        --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                        35,378,194               271,051,511
                                               -------------            --------------
  Net gain (loss) on investments                  32,200,288               241,329,333
                                               -------------            --------------
  Net increase (decrease) in net assets
   resulting from operations                     $31,912,073              $233,069,438
                                               =============            ==============

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                             AMERICAN FUNDS           AMERICAN FUNDS           AMERICAN FUNDS
                                           GROWTH-INCOME FUND       INTERNATIONAL FUND         NEW WORLD FUND
                                              SUB-ACCOUNT               SUB-ACCOUNT              SUB-ACCOUNT
------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                                      $11,047,112               $3,300,090               $1,300,196
                                             --------------            -------------            -------------
EXPENSE:
 Administrative charges                          (1,190,102)                (367,549)                (142,253)
 Mortality and Expense Risk charges             (11,206,599)              (3,453,653)              (1,349,750)
                                             --------------            -------------            -------------
  Total Expenses                                (12,396,701)              (3,821,202)              (1,492,003)
                                             --------------            -------------            -------------
  Net investment income (loss)                   (1,349,589)                (521,112)                (191,807)
                                             --------------            -------------            -------------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                  (32,759,493)              (7,109,000)              (2,355,956)
 Net realized gain on distributions                      --                1,158,791                       --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      214,155,269               81,107,456               34,671,134
                                             --------------            -------------            -------------
  Net gain (loss) on investments                181,395,776               75,157,247               32,315,178
                                             --------------            -------------            -------------
  Net increase (decrease) in net
   assets resulting from operations            $180,046,187              $74,636,135              $32,123,371
                                             ==============            =============            =============

                                            AMERICAN FUNDS              BB&T
                                             GLOBAL SMALL              MID CAP
                                          CAPITALIZATION FUND        GROWTH VIF
                                              SUB-ACCOUNT            SUB-ACCOUNT
--------------------------------------  --------------------------------------------
INVESTMENT INCOME:
 Dividends                                        $205,808                 $ --
                                             -------------            ---------
EXPENSE:
 Administrative charges                           (123,901)                  --
 Mortality and Expense Risk charges             (1,181,987)              (2,829)
                                             -------------            ---------
  Total Expenses                                (1,305,888)              (2,829)
                                             -------------            ---------
  Net investment income (loss)                  (1,100,080)              (2,829)
                                             -------------            ---------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                  (2,049,846)               1,270
 Net realized gain on distributions                     --                   --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      36,472,961               55,964
                                             -------------            ---------
  Net gain (loss) on investments                34,423,115               57,234
                                             -------------            ---------
  Net increase (decrease) in net
   assets resulting from operations            $33,323,035              $54,405
                                             =============            =========

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                                 BB&T
                                            CAPITAL MANAGER            BB&T
                                              EQUITY VIF          LARGE CAP VIF
                                              SUB-ACCOUNT        SUB-ACCOUNT (B)
-----------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                                         $26                   $ --
                                                 -----               --------
EXPENSE:
 Administrative charges                             --                     --
 Mortality and Expense Risk charges                (33)                   (13)
                                                 -----               --------
  Total Expenses                                   (33)                   (13)
                                                 -----               --------
  Net investment income (loss)                      (7)                   (13)
                                                 -----               --------
NET REALIZED AND UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                       3                 (8,079)
 Net realized gain on distributions                 --                     --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                         555                  7,089
                                                 -----               --------
  Net gain (loss) on investments                   558                   (990)
                                                 -----               --------
  Net increase (decrease) in net assets
   resulting from operations                      $551                $(1,003)
                                                 =====               ========

(b) Not funded as of December 31, 2009.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                                BB&T                                      COLUMBIA
                                              SPECIAL                BB&T               SMALL COMPANY
                                           OPPORTUNITIES         TOTAL RETURN              GROWTH
                                             EQUITY VIF            BOND VIF                VS FUND
                                            SUB-ACCOUNT           SUB-ACCOUNT            SUB-ACCOUNT
----------------------------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                                         $ --              $37,652                     $ --
                                             ----------            ---------            -------------
EXPENSE:
 Administrative charges                              --                   --                       --
 Mortality and Expense Risk charges             (24,611)             (15,353)                (168,528)
                                             ----------            ---------            -------------
  Total Expenses                                (24,611)             (15,353)                (168,528)
                                             ----------            ---------            -------------
  Net investment income (loss)                  (24,611)              22,299                 (168,528)
                                             ----------            ---------            -------------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                    4,898                1,119               (1,142,981)
 Net realized gain on distributions              55,252                   --                       --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      506,238               43,349                3,009,796
                                             ----------            ---------            -------------
  Net gain (loss) on investments                566,388               44,468                1,866,815
                                             ----------            ---------            -------------
  Net increase (decrease) in net
   assets resulting from operations            $541,777              $66,767               $1,698,287
                                             ==========            =========            =============


                                               COLUMBIA              EVERGREEN VA
                                           LARGE CAP VALUE       DIVERSIFIED CAPITAL
                                               VS FUND               BUILDER FUND
                                             SUB-ACCOUNT             SUB-ACCOUNT
--------------------------------------  ----------------------------------------------
INVESTMENT INCOME:
 Dividends                                       $423,997                $17,641
                                             ------------             ----------
EXPENSE:
 Administrative charges                                --                 (1,122)
 Mortality and Expense Risk charges              (291,157)               (11,132)
                                             ------------             ----------
  Total Expenses                                 (291,157)               (12,254)
                                             ------------             ----------
  Net investment income (loss)                    132,840                  5,387
                                             ------------             ----------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                 (2,188,469)               (48,330)
 Net realized gain on distributions                    --                     --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      4,761,694                211,004
                                             ------------             ----------
  Net gain (loss) on investments                2,573,225                162,674
                                             ------------             ----------
  Net increase (decrease) in net
   assets resulting from operations            $2,706,065               $168,061
                                             ============             ==========

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                                                    EVERGREEN VA
                                              EVERGREEN VA         INTERNATIONAL
                                              GROWTH FUND           EQUITY FUND
                                              SUB-ACCOUNT           SUB-ACCOUNT
------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                                           $167               $56,592
                                               ----------            ----------
EXPENSE:
 Administrative charges                            (3,015)               (3,281)
 Mortality and Expense Risk charges               (23,866)              (27,150)
                                               ----------            ----------
  Total Expenses                                  (26,881)              (30,431)
                                               ----------            ----------
  Net investment income (loss)                    (26,714)               26,161
                                               ----------            ----------
NET REALIZED AND UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                    (88,996)              (13,843)
 Net realized gain on distributions                    --                    --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                        600,822               211,067
                                               ----------            ----------
  Net gain (loss) on investments                  511,826               197,224
                                               ----------            ----------
  Net increase (decrease) in net assets
   resulting from operations                     $485,112              $223,385
                                               ==========            ==========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                                                   EVERGREEN VA            EVERGREEN VA
                                            EVERGREEN VA             SPECIAL               FUNDAMENTAL
                                             OMEGA FUND            VALUES FUND            LARGE CAP FUND
                                            SUB-ACCOUNT            SUB-ACCOUNT             SUB-ACCOUNT
------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                                       $2,466                 $86,979                 $83,408
                                             ----------            ------------            ------------
EXPENSE:
 Administrative charges                            (536)                (26,364)                 (7,216)
 Mortality and Expense Risk charges              (4,009)               (219,588)                (82,838)
                                             ----------            ------------            ------------
  Total Expenses                                 (4,545)               (245,952)                (90,054)
                                             ----------            ------------            ------------
  Net investment income (loss)                   (2,079)               (158,973)                 (6,646)
                                             ----------            ------------            ------------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                    1,730                (239,838)                 13,158
 Net realized gain on distributions                  --                      --                      --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      112,892               3,886,441               1,791,191
                                             ----------            ------------            ------------
  Net gain (loss) on investments                114,622               3,646,603               1,804,349
                                             ----------            ------------            ------------
  Net increase (decrease) in net
   assets resulting from operations            $112,543              $3,487,630              $1,797,703
                                             ==========            ============            ============

                                            FIDELITY VIP           FIDELITY VIP
                                               GROWTH             CONTRAFUND(R)
                                             PORTFOLIO              PORTFOLIO
                                            SUB-ACCOUNT            SUB-ACCOUNT
--------------------------------------  --------------------------------------------
INVESTMENT INCOME:
 Dividends                                       $1,089                $154,583
                                             ----------            ------------
EXPENSE:
 Administrative charges                              --                      --
 Mortality and Expense Risk charges              (7,618)               (193,910)
                                             ----------            ------------
  Total Expenses                                 (7,618)               (193,910)
                                             ----------            ------------
  Net investment income (loss)                   (6,529)                (39,327)
                                             ----------            ------------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                   (1,107)                 70,265
 Net realized gain on distributions                 471                   3,839
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      138,103               3,915,833
                                             ----------            ------------
  Net gain (loss) on investments                137,467               3,989,937
                                             ----------            ------------
  Net increase (decrease) in net
   assets resulting from operations            $130,938              $3,950,610
                                             ==========            ============

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                               FIDELITY VIP           FIDELITY VIP
                                                 MID CAP            VALUE STRATEGIES
                                                PORTFOLIO              PORTFOLIO
                                               SUB-ACCOUNT            SUB-ACCOUNT
--------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                                          $48,719                $1,820
                                               ------------            ----------
EXPENSE:
 Administrative charges                                  --                    --
 Mortality and Expense Risk charges                (155,683)               (7,912)
                                               ------------            ----------
  Total Expenses                                   (155,683)               (7,912)
                                               ------------            ----------
  Net investment income (loss)                     (106,964)               (6,092)
                                               ------------            ----------
NET REALIZED AND UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                       76,351               (10,083)
 Net realized gain on distributions                  58,587                    --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                        3,200,113               223,253
                                               ------------            ----------
  Net gain (loss) on investments                  3,335,051               213,170
                                               ------------            ----------
  Net increase (decrease) in net assets
   resulting from operations                     $3,228,087              $207,078
                                               ============            ==========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                           FIDELITY VIP              FRANKLIN
                                          DYNAMIC CAPITAL             RISING                   FRANKLIN
                                           APPRECIATION             DIVIDENDS                   INCOME
                                             PORTFOLIO           SECURITIES FUND           SECURITIES FUND
                                            SUB-ACCOUNT            SUB-ACCOUNT               SUB-ACCOUNT
---------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                                         $31                $3,737,673               $73,302,587
                                             ---------            --------------            --------------
EXPENSE:
 Administrative charges                             --                  (376,647)               (1,351,988)
 Mortality and Expense Risk charges             (2,651)               (4,011,598)              (14,120,586)
                                             ---------            --------------            --------------
  Total Expenses                                (2,651)               (4,388,245)              (15,472,574)
                                             ---------            --------------            --------------
  Net investment income (loss)                  (2,620)                 (650,572)               57,830,013
                                             ---------            --------------            --------------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                     (98)              (11,447,914)              (24,132,135)
 Net realized gain on distributions                 --                        --                        --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      45,551                48,669,323               227,430,832
                                             ---------            --------------            --------------
  Net gain (loss) on investments                45,453                37,221,409               203,298,697
                                             ---------            --------------            --------------
  Net increase (decrease) in net
   assets resulting from operations            $42,833               $36,570,837              $261,128,710
                                             =========            ==============            ==============

                                               FRANKLIN                FRANKLIN
                                               LARGE CAP                GLOBAL
                                                GROWTH                REAL ESTATE
                                            SECURITIES FUND         SECURITIES FUND
                                              SUB-ACCOUNT             SUB-ACCOUNT
--------------------------------------  ----------------------------------------------
INVESTMENT INCOME:
 Dividends                                        $716,599               $162,939
                                             -------------            -----------
EXPENSE:
 Administrative charges                            (79,014)                (1,946)
 Mortality and Expense Risk charges               (845,953)               (17,628)
                                             -------------            -----------
  Total Expenses                                  (924,967)               (19,574)
                                             -------------            -----------
  Net investment income (loss)                    (208,368)               143,365
                                             -------------            -----------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                  (2,031,710)              (296,478)
 Net realized gain on distributions                     --                     --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      14,621,686                297,268
                                             -------------            -----------
  Net gain (loss) on investments                12,589,976                    790
                                             -------------            -----------
  Net increase (decrease) in net
   assets resulting from operations            $12,381,608               $144,155
                                             =============            ===========

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                                  FRANKLIN                 FRANKLIN
                                               SMALL-MID CAP              SMALL CAP
                                                   GROWTH                   VALUE
                                              SECURITIES FUND          SECURITIES FUND
                                                SUB-ACCOUNT              SUB-ACCOUNT
------------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                                               $ --                $142,405
                                               --------------            ------------
EXPENSE:
 Administrative charges                              (129,837)                     --
 Mortality and Expense Risk charges                (1,292,429)               (147,201)
                                               --------------            ------------
  Total Expenses                                   (1,422,266)               (147,201)
                                               --------------            ------------
  Net investment income (loss)                     (1,422,266)                 (4,796)
                                               --------------            ------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                     (1,665,961)               (362,130)
 Net realized gain on distributions                        --                 378,168
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                         30,520,545               1,920,958
                                               --------------            ------------
  Net gain (loss) on investments                   28,854,584               1,936,996
                                               --------------            ------------
  Net increase (decrease) in net assets
   resulting from operations                      $27,432,318              $1,932,200
                                               ==============            ============

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                               FRANKLIN                                           TEMPLETON
                                               STRATEGIC                                         DEVELOPING
                                                INCOME                MUTUAL SHARES                MARKETS
                                            SECURITIES FUND          SECURITIES FUND           SECURITIES FUND
                                              SUB-ACCOUNT              SUB-ACCOUNT               SUB-ACCOUNT
------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                                     $19,415,966                $8,913,790               $2,211,852
                                             -------------            --------------            -------------
EXPENSE:
 Administrative charges                           (388,710)                 (763,968)                 (86,148)
 Mortality and Expense Risk charges             (3,966,792)               (7,202,018)                (865,874)
                                             -------------            --------------            -------------
  Total Expenses                                (4,355,502)               (7,965,986)                (952,022)
                                             -------------            --------------            -------------
  Net investment income (loss)                  15,060,464                   947,804                1,259,830
                                             -------------            --------------            -------------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                    (238,584)              (27,518,635)                (737,037)
 Net realized gain on distributions                     --                        --                  190,113
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      37,101,384               126,866,244               26,745,411
                                             -------------            --------------            -------------
  Net gain (loss) on investments                36,862,800                99,347,609               26,198,487
                                             -------------            --------------            -------------
  Net increase (decrease) in net
   assets resulting from operations            $51,923,264              $100,295,413              $27,458,317
                                             =============            ==============            =============


                                               TEMPLETON              TEMPLETON
                                                FOREIGN              GLOBAL ASSET
                                            SECURITIES FUND        ALLOCATION FUND
                                              SUB-ACCOUNT            SUB-ACCOUNT
--------------------------------------  ---------------------------------------------
INVESTMENT INCOME:
 Dividends                                      $5,817,371              $161,374
                                             -------------            ----------
EXPENSE:
 Administrative charges                           (291,400)               (2,630)
 Mortality and Expense Risk charges             (2,766,521)              (23,461)
                                             -------------            ----------
  Total Expenses                                (3,057,921)              (26,091)
                                             -------------            ----------
  Net investment income (loss)                   2,759,450               135,283
                                             -------------            ----------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                    (672,576)              (83,639)
 Net realized gain on distributions              7,174,395                25,976
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      42,772,364               243,709
                                             -------------            ----------
  Net gain (loss) on investments                49,274,183               186,046
                                             -------------            ----------
  Net increase (decrease) in net
   assets resulting from operations            $52,033,633              $321,329
                                             =============            ==========

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                                 TEMPLETON                  MUTUAL
                                                   GROWTH              GLOBAL DISCOVERY
                                              SECURITIES FUND           SECURITIES FUND
                                                SUB-ACCOUNT             SUB-ACCOUNT (C)
-------------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                                         $9,699,357               $1,626,211
                                               --------------            -------------
EXPENSE:
 Administrative charges                              (511,168)                (195,607)
 Mortality and Expense Risk charges                (4,794,915)              (2,201,149)
                                               --------------            -------------
  Total Expenses                                   (5,306,083)              (2,396,756)
                                               --------------            -------------
  Net investment income (loss)                      4,393,274                 (770,545)
                                               --------------            -------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                    (25,184,789)                (914,973)
 Net realized gain on distributions                        --                3,807,840
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                         99,593,492               24,683,914
                                               --------------            -------------
  Net gain (loss) on investments                   74,408,703               27,576,781
                                               --------------            -------------
  Net increase (decrease) in net assets
   resulting from operations                      $78,801,977              $26,806,236
                                               ==============            =============

(c)  Formerly Mutual Discovery Securities Fund. Change effective May 1, 2009.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                               FRANKLIN                FRANKLIN
                                               FLEX CAP               LARGE CAP               TEMPLETON
                                                GROWTH                  VALUE                GLOBAL BOND
                                           SECURITIES FUND         SECURITIES FUND         SECURITIES FUND
                                             SUB-ACCOUNT             SUB-ACCOUNT           SUB-ACCOUNT (D)
--------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                                         $1,084                $151,109              $1,348,005
                                             ------------            ------------            ------------
EXPENSE:
 Administrative charges                           (29,732)                (12,996)                     --
 Mortality and Expense Risk charges              (294,585)               (118,713)               (154,745)
                                             ------------            ------------            ------------
  Total Expenses                                 (324,317)               (131,709)               (154,745)
                                             ------------            ------------            ------------
  Net investment income (loss)                   (323,233)                 19,400               1,193,260
                                             ------------            ------------            ------------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                   (382,003)                 24,017                  16,124
 Net realized gain on distributions                    --                      --                      --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      5,821,322               1,849,026                 328,009
                                             ------------            ------------            ------------
  Net gain (loss) on investments                5,439,319               1,873,043                 344,133
                                             ------------            ------------            ------------
  Net increase (decrease) in net
   assets resulting from operations            $5,116,086              $1,892,443              $1,537,393
                                             ============            ============            ============

                                                              HARTFORD
                                          HARTFORD              TOTAL
                                          ADVISERS           RETURN BOND
                                          HLS FUND            HLS FUND
                                         SUB-ACCOUNT         SUB-ACCOUNT
--------------------------------------  --------------------------------------
INVESTMENT INCOME:
 Dividends                                   $329,474          $5,162,817
                                        -------------       -------------
EXPENSE:
 Administrative charges                       (26,377)            (96,451)
 Mortality and Expense Risk charges          (287,319)         (1,945,672)
                                        -------------       -------------
  Total Expenses                             (313,696)         (2,042,123)
                                        -------------       -------------
  Net investment income (loss)                 15,778           3,120,694
                                        -------------       -------------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                             (1,728,408)         (1,514,200)
 Net realized gain on distributions                --                  --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                  5,636,739          12,249,979
                                        -------------       -------------
  Net gain (loss) on investments            3,908,331          10,735,779
                                        -------------       -------------
  Net increase (decrease) in net
   assets resulting from operations        $3,924,109         $13,856,473
                                        =============       =============

(d) Formerly Templeton Global Income Securites Fund. Change effective May 1,
    2009.

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                            HARTFORD            HARTFORD
                                             CAPITAL            DIVIDEND
                                          APPRECIATION         AND GROWTH
                                            HLS FUND            HLS FUND
                                           SUB-ACCOUNT         SUB-ACCOUNT
--------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                                   $1,001,782          $1,766,328
                                          -------------       -------------
EXPENSE:
 Administrative charges                         (56,153)            (45,381)
 Mortality and Expense Risk charges          (1,641,712)         (1,137,719)
                                          -------------       -------------
  Total Expenses                             (1,697,865)         (1,183,100)
                                          -------------       -------------
  Net investment income (loss)                 (696,083)            583,228
                                          -------------       -------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                               (3,381,974)         (1,028,302)
 Net realized gain on distributions                  --                  --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                   43,193,351          17,160,541
                                          -------------       -------------
  Net gain (loss) on investments             39,811,377          16,132,239
                                          -------------       -------------
  Net increase (decrease) in net assets
   resulting from operations                $39,115,294         $16,715,467
                                          =============       =============

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                             HARTFORD             HARTFORD
                                            FUNDAMENTAL            GLOBAL               HARTFORD
                                              GROWTH              ADVISERS           GLOBAL EQUITY
                                             HLS FUND             HLS FUND              HLS FUND
                                            SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
------------------------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                                      $1,607                 $ --                $2,678
                                             ---------            ---------            ----------
EXPENSE:
 Administrative charges                             --                 (177)                   --
 Mortality and Expense Risk charges             (3,176)              (1,530)               (5,063)
                                             ---------            ---------            ----------
  Total Expenses                                (3,176)              (1,707)               (5,063)
                                             ---------            ---------            ----------
  Net investment income (loss)                  (1,569)              (1,707)               (2,385)
                                             ---------            ---------            ----------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                      82              (14,168)                  918
 Net realized gain on distributions                 --                   --                    --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      86,183               37,580               114,345
                                             ---------            ---------            ----------
  Net gain (loss) on investments                86,265               23,412               115,263
                                             ---------            ---------            ----------
  Net increase (decrease) in net
   assets resulting from operations            $84,696              $21,705              $112,878
                                             =========            =========            ==========


                                             HARTFORD              HARTFORD
                                           GLOBAL HEALTH        GLOBAL GROWTH
                                             HLS FUND              HLS FUND
                                            SUB-ACCOUNT          SUB-ACCOUNT
--------------------------------------  -----------------------------------------
INVESTMENT INCOME:
 Dividends                                      $1,073                $5,024
                                             ---------            ----------
EXPENSE:
 Administrative charges                           (485)               (1,089)
 Mortality and Expense Risk charges             (4,093)              (11,829)
                                             ---------            ----------
  Total Expenses                                (4,578)              (12,918)
                                             ---------            ----------
  Net investment income (loss)                  (3,505)               (7,894)
                                             ---------            ----------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                    (746)              (85,165)
 Net realized gain on distributions                454                    --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      66,945               358,492
                                             ---------            ----------
  Net gain (loss) on investments                66,653               273,327
                                             ---------            ----------
  Net increase (decrease) in net
   assets resulting from operations            $63,148              $265,433
                                             =========            ==========

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                                 HARTFORD
                                               DISCIPLINED              HARTFORD
                                                  EQUITY                 GROWTH
                                                 HLS FUND               HLS FUND
                                               SUB-ACCOUNT            SUB-ACCOUNT
--------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                                         $118,731                $1,766
                                               ------------            ----------
EXPENSE:
 Administrative charges                                (532)                  (31)
 Mortality and Expense Risk charges                 (94,267)               (5,404)
                                               ------------            ----------
  Total Expenses                                    (94,799)               (5,435)
                                               ------------            ----------
  Net investment income (loss)                       23,932                (3,669)
                                               ------------            ----------
NET REALIZED AND UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                      (55,650)                6,181
 Net realized gain on distributions                      --                    --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                        1,650,860               111,646
                                               ------------            ----------
  Net gain (loss) on investments                  1,595,210               117,827
                                               ------------            ----------
  Net increase (decrease) in net assets
   resulting from operations                     $1,619,142              $114,158
                                               ============            ==========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                               HARTFORD
                                                GROWTH                HARTFORD              HARTFORD
                                            OPPORTUNITIES            HIGH YIELD              INDEX
                                               HLS FUND               HLS FUND              HLS FUND
                                           SUB-ACCOUNT (E)          SUB-ACCOUNT           SUB-ACCOUNT
----------------------------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                                       $100,283              $221,849                $6,302
                                             ------------            ----------            ----------
EXPENSE:
 Administrative charges                               (72)                 (425)                 (526)
 Mortality and Expense Risk charges              (240,122)              (28,880)               (4,451)
                                             ------------            ----------            ----------
  Total Expenses                                 (240,194)              (29,305)               (4,977)
                                             ------------            ----------            ----------
  Net investment income (loss)                   (139,911)              192,544                 1,325
                                             ------------            ----------            ----------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                     25,641                63,290               (36,943)
 Net realized gain on distributions                    --                    --                   165
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      4,899,640               462,040               112,199
                                             ------------            ----------            ----------
  Net gain (loss) on investments                4,925,281               525,330                75,421
                                             ------------            ----------            ----------
  Net increase (decrease) in net
   assets resulting from operations            $4,785,370              $717,874               $76,746
                                             ============            ==========            ==========

                                             HARTFORD             HARTFORD
                                           INTERNATIONAL        INTERNATIONAL
                                              GROWTH            SMALL COMPANY
                                             HLS FUND             HLS FUND
                                            SUB-ACCOUNT          SUB-ACCOUNT
--------------------------------------  ----------------------------------------
INVESTMENT INCOME:
 Dividends                                      $5,862                 $923
                                             ---------            ---------
EXPENSE:
 Administrative charges                             --                   --
 Mortality and Expense Risk charges             (5,100)                (853)
                                             ---------            ---------
  Total Expenses                                (5,100)                (853)
                                             ---------            ---------
  Net investment income (loss)                     762                   70
                                             ---------            ---------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                   8,100              (11,241)
 Net realized gain on distributions                 --                   --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      84,411               29,518
                                             ---------            ---------
  Net gain (loss) on investments                92,511               18,277
                                             ---------            ---------
  Net increase (decrease) in net
   assets resulting from operations            $93,273              $18,347
                                             =========            =========

(e) Effective October 2, 2009, Hartford LargeCap Growth HLS Fund merged with Hartford Growth Opportunities HLS Fund.

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                                 HARTFORD               HARTFORD
                                              INTERNATIONAL              MIDCAP
                                              OPPORTUNITIES              GROWTH
                                                 HLS FUND               HLS FUND
                                               SUB-ACCOUNT            SUB-ACCOUNT
--------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                                         $124,199                $4,832
                                               ------------            ----------
EXPENSE:
 Administrative charges                              (7,382)                   --
 Mortality and Expense Risk charges                (112,550)              (21,761)
                                               ------------            ----------
  Total Expenses                                   (119,932)              (21,761)
                                               ------------            ----------
  Net investment income (loss)                        4,267               (16,929)
                                               ------------            ----------
NET REALIZED AND UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                     (507,608)               13,297
 Net realized gain on distributions                      --                    --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                        2,327,011               469,802
                                               ------------            ----------
  Net gain (loss) on investments                  1,819,403               483,099
                                               ------------            ----------
  Net increase (decrease) in net assets
   resulting from operations                     $1,823,670              $466,170
                                               ============            ==========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                               HARTFORD               HARTFORD                HARTFORD
                                                MIDCAP              MIDCAP VALUE            MONEY MARKET
                                               HLS FUND               HLS FUND                HLS FUND
                                             SUB-ACCOUNT            SUB-ACCOUNT             SUB-ACCOUNT
--------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                                         $4,664                  $654                  $298,575
                                             ------------            ----------            --------------
EXPENSE:
 Administrative charges                            (2,381)                   --                  (765,424)
 Mortality and Expense Risk charges               (19,977)               (1,848)               (7,658,927)
                                             ------------            ----------            --------------
  Total Expenses                                  (22,358)               (1,848)               (8,424,351)
                                             ------------            ----------            --------------
  Net investment income (loss)                    (17,694)               (1,194)               (8,125,776)
                                             ------------            ----------            --------------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                   (123,973)              (39,837)                       --
 Net realized gain on distributions                    --                    --                        --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                        545,938                78,457                        --
                                             ------------            ----------            --------------
  Net gain (loss) on investments                  421,965                38,620                        --
                                             ------------            ----------            --------------
  Net increase (decrease) in net
   assets resulting from operations              $404,271               $37,426               $(8,125,776)
                                             ============            ==========            ==============

                                              HARTFORD               HARTFORD
                                           SMALLCAP VALUE          SMALL COMPANY
                                              HLS FUND               HLS FUND
                                            SUB-ACCOUNT             SUB-ACCOUNT
--------------------------------------  ---------------------------------------------
INVESTMENT INCOME:
 Dividends                                         $672                     $171
                                             ----------            -------------
EXPENSE:
 Administrative charges                              --                   (5,781)
 Mortality and Expense Risk charges              (1,894)                 (78,829)
                                             ----------            -------------
  Total Expenses                                 (1,894)                 (84,610)
                                             ----------            -------------
  Net investment income (loss)                   (1,222)                 (84,439)
                                             ----------            -------------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                   (6,216)                (151,909)
 Net realized gain on distributions                  --                       --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                       24,603                1,323,805
                                             ----------            -------------
  Net gain (loss) on investments                 18,387                1,171,896
                                             ----------            -------------
  Net increase (decrease) in net
   assets resulting from operations             $17,165               $1,087,457
                                             ==========            =============

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                                HARTFORD          HARTFORD
                                            SMALLCAP GROWTH         STOCK
                                                HLS FUND          HLS FUND
                                              SUB-ACCOUNT        SUB-ACCOUNT
----------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                                           $430            $160,480
                                               ----------       -------------
EXPENSE:
 Administrative charges                               (53)            (20,997)
 Mortality and Expense Risk charges                (7,625)           (214,072)
                                               ----------       -------------
  Total Expenses                                   (7,678)           (235,069)
                                               ----------       -------------
  Net investment income (loss)                     (7,248)            (74,589)
                                               ----------       -------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                     11,172          (1,069,911)
 Net realized gain on distributions                    --                  --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                        144,459           5,208,559
                                               ----------       -------------
  Net gain (loss) on investments                  155,631           4,138,648
                                               ----------       -------------
  Net increase (decrease) in net assets
   resulting from operations                     $148,383          $4,064,059
                                               ==========       =============

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                              HARTFORD                                    HARTFORD
                                           U.S. GOVERNMENT           HARTFORD               VALUE
                                             SECURITIES               VALUE             OPPORTUNITIES
                                              HLS FUND               HLS FUND             HLS FUND
                                             SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT
--------------------------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                                        $1,980               $10,726               $1,468
                                             -----------            ----------            ---------
EXPENSE:
 Administrative charges                           (1,393)                   --                  (50)
 Mortality and Expense Risk charges             (100,752)               (6,768)              (1,854)
                                             -----------            ----------            ---------
  Total Expenses                                (102,145)               (6,768)              (1,904)
                                             -----------            ----------            ---------
  Net investment income (loss)                  (100,165)                3,958                 (436)
                                             -----------            ----------            ---------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                   (14,896)                  160               (8,761)
 Net realized gain on distributions                   --                    --                   --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                       198,292               109,527               50,556
                                             -----------            ----------            ---------
  Net gain (loss) on investments                 183,396               109,687               41,795
                                             -----------            ----------            ---------
  Net increase (decrease) in net
   assets resulting from operations              $83,231              $113,645              $41,359
                                             ===========            ==========            =========

                                             HARTFORD
                                              EQUITY             AMERICAN FUNDS
                                              INCOME            ASSET ALLOCATION
                                             HLS FUND               HLS FUND
                                            SUB-ACCOUNT           SUB-ACCOUNT
--------------------------------------  -------------------------------------------
INVESTMENT INCOME:
 Dividends                                     $10,805                $142,318
                                             ---------            ------------
EXPENSE:
 Administrative charges                             --                      --
 Mortality and Expense Risk charges             (5,154)               (121,274)
                                             ---------            ------------
  Total Expenses                                (5,154)               (121,274)
                                             ---------            ------------
  Net investment income (loss)                   5,651                  21,044
                                             ---------            ------------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                   4,497                  39,772
 Net realized gain on distributions              1,887                  34,630
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      48,543               1,573,020
                                             ---------            ------------
  Net gain (loss) on investments                54,927               1,647,422
                                             ---------            ------------
  Net increase (decrease) in net
   assets resulting from operations            $60,578              $1,668,466
                                             =========            ============

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                              AMERICAN FUNDS
                                                BLUE CHIP
                                                INCOME AND            AMERICAN FUNDS
                                                  GROWTH                   BOND
                                                 HLS FUND                HLS FUND
                                               SUB-ACCOUNT             SUB-ACCOUNT
----------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                                          $53,876                $547,918
                                               ------------            ------------
EXPENSE:
 Administrative charges                                  --                      --
 Mortality and Expense Risk charges                 (65,620)               (330,121)
                                               ------------            ------------
  Total Expenses                                    (65,620)               (330,121)
                                               ------------            ------------
  Net investment income (loss)                      (11,744)                217,797
                                               ------------            ------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                       27,659                  32,049
 Net realized gain on distributions                  23,728                   1,283
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                        1,068,433               1,892,225
                                               ------------            ------------
  Net gain (loss) on investments                  1,119,820               1,925,557
                                               ------------            ------------
  Net increase (decrease) in net assets
   resulting from operations                     $1,108,076              $2,143,354
                                               ============            ============

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                                                  AMERICAN FUNDS
                                           AMERICAN FUNDS         GLOBAL GROWTH          AMERICAN FUNDS
                                            GLOBAL BOND             AND INCOME           GLOBAL GROWTH
                                              HLS FUND               HLS FUND               HLS FUND
                                            SUB-ACCOUNT            SUB-ACCOUNT            SUB-ACCOUNT
----------------------------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                                     $116,637                $198,942               $46,974
                                             ----------            ------------            ----------
EXPENSE:
 Administrative charges                              --                      --                    --
 Mortality and Expense Risk charges             (60,738)               (170,920)              (42,299)
                                             ----------            ------------            ----------
  Total Expenses                                (60,738)               (170,920)              (42,299)
                                             ----------            ------------            ----------
  Net investment income (loss)                   55,899                  28,022                 4,675
                                             ----------            ------------            ----------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                      (69)                 31,785                30,066
 Net realized gain on distributions                  --                   3,600                40,167
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      250,398               3,577,698               860,916
                                             ----------            ------------            ----------
  Net gain (loss) on investments                250,329               3,613,083               931,149
                                             ----------            ------------            ----------
  Net increase (decrease) in net
   assets resulting from operations            $306,228              $3,641,105              $935,824
                                             ==========            ============            ==========

                                            AMERICAN FUNDS
                                             GLOBAL SMALL           AMERICAN FUNDS
                                            CAPITALIZATION              GROWTH
                                               HLS FUND                HLS FUND
                                             SUB-ACCOUNT              SUB-ACCOUNT
--------------------------------------  -----------------------------------------------
INVESTMENT INCOME:
 Dividends                                         $3,134                 $157,195
                                             ------------            -------------
EXPENSE:
 Administrative charges                                --                       --
 Mortality and Expense Risk charges               (79,965)                (513,901)
                                             ------------            -------------
  Total Expenses                                  (79,965)                (513,901)
                                             ------------            -------------
  Net investment income (loss)                    (76,831)                (356,706)
                                             ------------            -------------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                     56,727                   98,177
 Net realized gain on distributions                41,361                  379,073
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      2,232,913               10,731,194
                                             ------------            -------------
  Net gain (loss) on investments                2,331,001               11,208,444
                                             ------------            -------------
  Net increase (decrease) in net
   assets resulting from operations            $2,254,170              $10,851,738
                                             ============            =============

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                              AMERICAN FUNDS          AMERICAN FUNDS
                                              GROWTH-INCOME           INTERNATIONAL
                                                 HLS FUND                HLS FUND
                                               SUB-ACCOUNT             SUB-ACCOUNT
----------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                                         $327,337                $323,647
                                               ------------            ------------
EXPENSE:
 Administrative charges                                  --                      --
 Mortality and Expense Risk charges                (316,035)               (313,741)
                                               ------------            ------------
  Total Expenses                                   (316,035)               (313,741)
                                               ------------            ------------
  Net investment income (loss)                       11,302                   9,906
                                               ------------            ------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                      130,166                 100,048
 Net realized gain on distributions                 132,250                 224,072
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                        5,245,905               7,128,930
                                               ------------            ------------
  Net gain (loss) on investments                  5,508,321               7,453,050
                                               ------------            ------------
  Net increase (decrease) in net assets
   resulting from operations                     $5,519,623              $7,462,956
                                               ============            ============

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                            AMERICAN FUNDS         HUNTINGTON VA          HUNTINGTON VA
                                              NEW WORLD                INCOME                DIVIDEND
                                               HLS FUND             EQUITY FUND            CAPTURE FUND
                                             SUB-ACCOUNT            SUB-ACCOUNT            SUB-ACCOUNT
------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                                        $65,832                  $ --                    $ --
                                             ------------            ----------            ------------
EXPENSE:
 Administrative charges                                --                (3,566)                (11,122)
 Mortality and Expense Risk charges               (93,204)              (31,426)                (93,656)
                                             ------------            ----------            ------------
  Total Expenses                                  (93,204)              (34,992)               (104,778)
                                             ------------            ----------            ------------
  Net investment income (loss)                    (27,372)              (34,992)               (104,778)
                                             ------------            ----------            ------------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                     19,405               (42,865)               (191,263)
 Net realized gain on distributions                44,679                    --                      --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      2,127,986               535,582               1,568,642
                                             ------------            ----------            ------------
  Net gain (loss) on investments                2,192,070               492,717               1,377,379
                                             ------------            ----------            ------------
  Net increase (decrease) in net
   assets resulting from operations            $2,164,698              $457,725              $1,272,601
                                             ============            ==========            ============

                                                                  HUNTINGTON VA
                                           HUNTINGTON VA             MID CORP
                                            GROWTH FUND            AMERICA FUND
                                            SUB-ACCOUNT            SUB-ACCOUNT
--------------------------------------  --------------------------------------------
INVESTMENT INCOME:
 Dividends                                         $ --                    $ --
                                             ----------            ------------
EXPENSE:
 Administrative charges                          (3,640)                 (6,826)
 Mortality and Expense Risk charges             (30,873)                (57,726)
                                             ----------            ------------
  Total Expenses                                (34,513)                (64,552)
                                             ----------            ------------
  Net investment income (loss)                  (34,513)                (64,552)
                                             ----------            ------------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                  (34,997)                (92,700)
 Net realized gain on distributions                  --                      --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      396,306               1,222,165
                                             ----------            ------------
  Net gain (loss) on investments                361,309               1,129,465
                                             ----------            ------------
  Net increase (decrease) in net
   assets resulting from operations            $326,796              $1,064,913
                                             ==========            ============

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                              HUNTINGTON VA          HUNTINGTON VA
                                                   NEW                  ROTATING
                                               ECONOMY FUND           MARKETS FUND
                                               SUB-ACCOUNT            SUB-ACCOUNT
--------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                                             $ --                  $ --
                                               ------------            ----------
EXPENSE:
 Administrative charges                              (5,747)               (2,417)
 Mortality and Expense Risk charges                 (49,329)              (19,948)
                                               ------------            ----------
  Total Expenses                                    (55,076)              (22,365)
                                               ------------            ----------
  Net investment income (loss)                      (55,076)              (22,365)
                                               ------------            ----------
NET REALIZED AND UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                     (192,827)              (40,892)
 Net realized gain on distributions                      --                    --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                        1,186,331               401,027
                                               ------------            ----------
  Net gain (loss) on investments                    993,504               360,135
                                               ------------            ----------
  Net increase (decrease) in net assets
   resulting from operations                       $938,428              $337,770
                                               ============            ==========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                            HUNTINGTON VA                                HUNTINGTON VA
                                            INTERNATIONAL          HUNTINGTON VA            MORTGAGE
                                             EQUITY FUND           MACRO 100 FUND       SECURITIES FUND
                                             SUB-ACCOUNT            SUB-ACCOUNT           SUB-ACCOUNT
----------------------------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                                         $2,201                  $ --                  $ --
                                             ------------            ----------            ----------
EXPENSE:
 Administrative charges                                --                (1,104)                   --
 Mortality and Expense Risk charges               (67,232)              (15,710)              (41,775)
                                             ------------            ----------            ----------
  Total Expenses                                  (67,232)              (16,814)              (41,775)
                                             ------------            ----------            ----------
  Net investment income (loss)                    (65,031)              (16,814)              (41,775)
                                             ------------            ----------            ----------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                    (80,791)              (37,795)               (4,862)
 Net realized gain on distributions                    --                    --                    --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      1,379,794               279,031               149,100
                                             ------------            ----------            ----------
  Net gain (loss) on investments                1,299,003               241,236               144,238
                                             ------------            ----------            ----------
  Net increase (decrease) in net
   assets resulting from operations            $1,233,972              $224,422              $102,463
                                             ============            ==========            ==========

                                                                    LORD ABBETT
                                            HUNTINGTON VA         AMERICA'S VALUE
                                              SITUS FUND             PORTFOLIO
                                             SUB-ACCOUNT            SUB-ACCOUNT
--------------------------------------  --------------------------------------------
INVESTMENT INCOME:
 Dividends                                           $ --               $48,272
                                             ------------            ----------
EXPENSE:
 Administrative charges                            (2,866)                   --
 Mortality and Expense Risk charges               (73,113)              (15,709)
                                             ------------            ----------
  Total Expenses                                  (75,979)              (15,709)
                                             ------------            ----------
  Net investment income (loss)                    (75,979)               32,563
                                             ------------            ----------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                   (137,603)               (6,917)
 Net realized gain on distributions                    --                    --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      1,454,978               190,936
                                             ------------            ----------
  Net gain (loss) on investments                1,317,375               184,019
                                             ------------            ----------
  Net increase (decrease) in net
   assets resulting from operations            $1,241,396              $216,582
                                             ============            ==========

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                                                      LORD ABBETT
                                               LORD ABBETT             GROWTH AND
                                              BOND-DEBENTURE             INCOME
                                                PORTFOLIO              PORTFOLIO
                                               SUB-ACCOUNT            SUB-ACCOUNT
--------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                                         $774,895               $24,126
                                               ------------            ----------
EXPENSE:
 Administrative charges                                  --                    --
 Mortality and Expense Risk charges                (158,697)              (36,338)
                                               ------------            ----------
  Total Expenses                                   (158,697)              (36,338)
                                               ------------            ----------
  Net investment income (loss)                      616,198               (12,212)
                                               ------------            ----------
NET REALIZED AND UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                       55,023                47,847
 Net realized gain on distributions                      --                    --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                        2,067,978               470,839
                                               ------------            ----------
  Net gain (loss) on investments                  2,123,001               518,686
                                               ------------            ----------
  Net increase (decrease) in net assets
   resulting from operations                     $2,739,199              $506,474
                                               ============            ==========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                             MFS(R) CORE            MFS(R) GROWTH       MFS(R) GLOBAL
                                            EQUITY SERIES               SERIES          EQUITY SERIES
                                             SUB-ACCOUNT             SUB-ACCOUNT         SUB-ACCOUNT
----------------------------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                                       $111,068                 $43,912            $139,161
                                             ------------            ------------       -------------
EXPENSE:
 Administrative charges                           (10,272)                (23,310)            (10,234)
 Mortality and Expense Risk charges              (101,123)               (229,410)           (103,570)
                                             ------------            ------------       -------------
  Total Expenses                                 (111,395)               (252,720)           (113,804)
                                             ------------            ------------       -------------
  Net investment income (loss)                       (327)               (208,808)             25,357
                                             ------------            ------------       -------------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                   (401,624)               (384,287)         (1,169,348)
 Net realized gain on distributions                    --                      --                  --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      2,150,493               5,123,885           2,590,260
                                             ------------            ------------       -------------
  Net gain (loss) on investments                1,748,869               4,739,598           1,420,912
                                             ------------            ------------       -------------
  Net increase (decrease) in net
   assets resulting from operations            $1,748,542              $4,530,790          $1,446,269
                                             ============            ============       =============

                                                                   MFS(R) INVESTORS
                                             MFS(R) HIGH                GROWTH
                                            INCOME SERIES            STOCK SERIES
                                             SUB-ACCOUNT             SUB-ACCOUNT
--------------------------------------  ----------------------------------------------
INVESTMENT INCOME:
 Dividends                                     $5,224,597                 $97,065
                                             ------------            ------------
EXPENSE:
 Administrative charges                          (113,764)                (22,075)
 Mortality and Expense Risk charges            (1,106,840)               (212,941)
                                             ------------            ------------
  Total Expenses                               (1,220,604)               (235,016)
                                             ------------            ------------
  Net investment income (loss)                  4,003,993                (137,951)
                                             ------------            ------------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                  1,005,724                (517,027)
 Net realized gain on distributions                    --                      --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                     19,314,944               4,911,619
                                             ------------            ------------
  Net gain (loss) on investments               20,320,668               4,394,592
                                             ------------            ------------
  Net increase (decrease) in net
   assets resulting from operations           $24,324,661              $4,256,641
                                             ============            ============

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                             MFS(R) INVESTORS          MFS(R) MID CAP
                                               TRUST SERIES             GROWTH SERIES
                                                SUB-ACCOUNT              SUB-ACCOUNT
------------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                                        $2,032,137                  $62,063
                                               -------------            -------------
EXPENSE:
 Administrative charges                             (206,951)                 (34,211)
 Mortality and Expense Risk charges               (1,942,596)                (336,509)
                                               -------------            -------------
  Total Expenses                                  (2,149,547)                (370,720)
                                               -------------            -------------
  Net investment income (loss)                      (117,410)                (308,657)
                                               -------------            -------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                    (2,509,570)              (1,043,378)
 Net realized gain on distributions                       --                       --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                        29,986,418                8,197,707
                                               -------------            -------------
  Net gain (loss) on investments                  27,476,848                7,154,329
                                               -------------            -------------
  Net increase (decrease) in net assets
   resulting from operations                     $27,359,438               $6,845,672
                                               =============            =============

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                              MFS(R) NEW         MFS(R) TOTAL        MFS(R) VALUE
                                           DISCOVERY SERIES      RETURN SERIES          SERIES
                                              SUB-ACCOUNT         SUB-ACCOUNT         SUB-ACCOUNT
-------------------------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                                            $ --         $14,002,997            $983,426
                                             -------------       -------------       -------------
EXPENSE:
 Administrative charges                           (117,004)           (636,940)            (93,295)
 Mortality and Expense Risk charges             (1,106,981)         (5,996,917)         (1,198,606)
                                             -------------       -------------       -------------
  Total Expenses                                (1,223,985)         (6,633,857)         (1,291,901)
                                             -------------       -------------       -------------
  Net investment income (loss)                  (1,223,985)          7,369,140            (308,475)
                                             -------------       -------------       -------------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                  (3,865,254)         (7,777,459)           (382,976)
 Net realized gain on distributions                     --                  --                  --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      37,738,167          56,742,156          15,631,631
                                             -------------       -------------       -------------
  Net gain (loss) on investments                33,872,913          48,964,697          15,248,655
                                             -------------       -------------       -------------
  Net increase (decrease) in net
   assets resulting from operations            $32,648,928         $56,333,837         $14,940,180
                                             =============       =============       =============

                                           MFS(R) RESEARCH         MFS(R) RESEARCH
                                             BOND SERIES         INTERNATIONAL SERIES
                                             SUB-ACCOUNT             SUB-ACCOUNT
--------------------------------------  ----------------------------------------------
INVESTMENT INCOME:
 Dividends                                     $2,115,970                $407,099
                                             ------------            ------------
EXPENSE:
 Administrative charges                           (88,028)                (37,109)
 Mortality and Expense Risk charges              (846,830)               (344,176)
                                             ------------            ------------
  Total Expenses                                 (934,858)               (381,285)
                                             ------------            ------------
  Net investment income (loss)                  1,181,112                  25,814
                                             ------------            ------------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                    168,740                (157,731)
 Net realized gain on distributions                    --                      --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      5,561,195               6,000,794
                                             ------------            ------------
  Net gain (loss) on investments                5,729,935               5,843,063
                                             ------------            ------------
  Net increase (decrease) in net
   assets resulting from operations            $6,911,047              $5,868,877
                                             ============            ============

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                                                      BLACKROCK
                                            MFS(R) RESEARCH            GLOBAL
                                                 SERIES           GROWTH V.I. FUND
                                              SUB-ACCOUNT            SUB-ACCOUNT
-------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                                        $41,786                   $56
                                               ----------             ---------
EXPENSE:
 Administrative charges                            (5,784)                  (56)
 Mortality and Expense Risk charges               (55,128)                 (569)
                                               ----------             ---------
  Total Expenses                                  (60,912)                 (625)
                                               ----------             ---------
  Net investment income (loss)                    (19,126)                 (569)
                                               ----------             ---------
NET REALIZED AND UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                      1,611                 6,826
 Net realized gain on distributions                    --                    --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                        893,303                 3,234
                                               ----------             ---------
  Net gain (loss) on investments                  894,914                10,060
                                               ----------             ---------
  Net increase (decrease) in net assets
   resulting from operations                     $875,788                $9,491
                                               ==========             =========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                                                 VAN KAMPEN --        VAN KAMPEN --
                                             BLACKROCK         UIF INTERNATIONAL       UIF MID CAP
                                             LARGE CAP           GROWTH EQUITY            GROWTH
                                          GROWTH V.I. FUND         PORTFOLIO            PORTFOLIO
                                            SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT
-------------------------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                                          $38                $213                   $ --
                                             ----------             -------             ----------
EXPENSE:
 Administrative charges                            (727)                 --                     --
 Mortality and Expense Risk charges              (8,502)               (411)               (22,241)
                                             ----------             -------             ----------
  Total Expenses                                 (9,229)               (411)               (22,241)
                                             ----------             -------             ----------
  Net investment income (loss)                   (9,191)               (198)               (22,241)
                                             ----------             -------             ----------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                   16,142                (372)                22,324
 Net realized gain on distributions                  --                  --                     --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                       95,379               8,369                650,071
                                             ----------             -------             ----------
  Net gain (loss) on investments                111,521               7,997                672,395
                                             ----------             -------             ----------
  Net increase (decrease) in net
   assets resulting from operations            $102,330              $7,799               $650,154
                                             ==========             =======             ==========

                                           VAN KAMPEN --
                                              UIF U.S.          MORGAN STANLEY --
                                           MID CAP VALUE          FOCUS GROWTH
                                             PORTFOLIO              PORTFOLIO
                                            SUB-ACCOUNT            SUB-ACCOUNT
--------------------------------------  -------------------------------------------
INVESTMENT INCOME:
 Dividends                                       $6,665                 $ --
                                             ----------              -------
EXPENSE:
 Administrative charges                              --                   (8)
 Mortality and Expense Risk charges              (8,656)                 (95)
                                             ----------              -------
  Total Expenses                                 (8,656)                (103)
                                             ----------              -------
  Net investment income (loss)                   (1,991)                (103)
                                             ----------              -------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                    2,027                  (44)
 Net realized gain on distributions                  --                   --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      204,651                2,262
                                             ----------              -------
  Net gain (loss) on investments                206,678                2,218
                                             ----------              -------
  Net increase (decrease) in net
   assets resulting from operations            $204,687               $2,115
                                             ==========              =======

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                            MORGAN STANLEY --      MORGAN STANLEY --
                                                 CAPITAL                MID CAP
                                              OPPORTUNITIES             GROWTH
                                                PORTFOLIO              PORTFOLIO
                                               SUB-ACCOUNT            SUB-ACCOUNT
--------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                                           $ --                  $ --
                                                ---------               -------
EXPENSE:
 Administrative charges                              (333)                  (25)
 Mortality and Expense Risk charges                (2,843)                 (167)
                                                ---------               -------
  Total Expenses                                   (3,176)                 (192)
                                                ---------               -------
  Net investment income (loss)                     (3,176)                 (192)
                                                ---------               -------
NET REALIZED AND UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                     (2,389)                 (106)
 Net realized gain on distributions                    --                    --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                         88,728                 5,860
                                                ---------               -------
  Net gain (loss) on investments                   86,339                 5,754
                                                ---------               -------
  Net increase (decrease) in net assets
   resulting from operations                      $83,163                $5,562
                                                =========               =======

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                                                 MORGAN STANLEY --
                                          MORGAN STANLEY --          DIVIDEND          MORGAN STANLEY --
                                           FLEXIBLE INCOME            GROWTH             GLOBAL EQUITY
                                              PORTFOLIO              PORTFOLIO             PORTFOLIO
                                             SUB-ACCOUNT            SUB-ACCOUNT         SUB-ACCOUNT (F)
----------------------------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                                      $2,682                    $87                    $77
                                               -------                -------               --------
EXPENSE:
 Administrative charges                            (76)                   (10)                    (5)
 Mortality and Expense Risk charges               (554)                   (75)                   (48)
                                               -------                -------               --------
  Total Expenses                                  (630)                   (85)                   (53)
                                               -------                -------               --------
  Net investment income (loss)                   2,052                      2                     24
                                               -------                -------               --------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                    (163)                  (194)                (8,679)
 Net realized gain on distributions                 --                     --                    457
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                       4,249                  1,245                  7,789
                                               -------                -------               --------
  Net gain (loss) on investments                 4,086                  1,051                   (433)
                                               -------                -------               --------
  Net increase (decrease) in net
   assets resulting from operations             $6,138                 $1,053                  $(409)
                                               =======                =======               ========


                                           MTB LARGE CAP        MTB LARGE CAP
                                          GROWTH FUND II        VALUE FUND II
                                          SUB-ACCOUNT (F)      SUB-ACCOUNT (F)
--------------------------------------  ----------------------------------------
INVESTMENT INCOME:
 Dividends                                        $ --                 $787
                                             ---------            ---------
EXPENSE:
 Administrative charges                             --                   --
 Mortality and Expense Risk charges               (852)                (899)
                                             ---------            ---------
  Total Expenses                                  (852)                (899)
                                             ---------            ---------
  Net investment income (loss)                    (852)                (112)
                                             ---------            ---------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                 (46,498)             (62,490)
 Net realized gain on distributions                 --                   --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      49,032               48,744
                                             ---------            ---------
  Net gain (loss) on investments                 2,534              (13,746)
                                             ---------            ---------
  Net increase (decrease) in net
   assets resulting from operations             $1,682             $(13,858)
                                             =========            =========

(f)  This fund liquidated April 24, 2009.

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                                                COLUMBIA MARSICO
                                                                 INTERNATIONAL
                                            MTB MODERATE         OPPORTUNITIES
                                           GROWTH FUND II           VS FUND
                                             SUB-ACCOUNT          SUB-ACCOUNT
-----------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                                        $ --                $273,434
                                               -------            ------------
EXPENSE:
 Administrative charges                             --                 (27,623)
 Mortality and Expense Risk charges               (168)               (276,170)
                                               -------            ------------
  Total Expenses                                  (168)               (303,793)
                                               -------            ------------
  Net investment income (loss)                    (168)                (30,359)
                                               -------            ------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                       8                (800,497)
 Net realized gain on distributions                 83                      --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                       3,039               5,204,749
                                               -------            ------------
  Net gain (loss) on investments                 3,130               4,404,252
                                               -------            ------------
  Net increase (decrease) in net assets
   resulting from operations                    $2,962              $4,373,893
                                               =======            ============

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                               COLUMBIA            COLUMBIA MARSICO           COLUMBIA
                                              HIGH YIELD           FOCUSED EQUITIES       ASSET ALLOCATION
                                               VS FUND                 VS FUND                 VS FUND
                                             SUB-ACCOUNT             SUB-ACCOUNT             SUB-ACCOUNT
-------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                                     $1,324,527                 $69,327               $178,004
                                             ------------            ------------            -----------
EXPENSE:
 Administrative charges                           (25,002)                (20,997)                    --
 Mortality and Expense Risk charges              (238,841)               (195,480)               (84,384)
                                             ------------            ------------            -----------
  Total Expenses                                 (263,843)               (216,477)               (84,384)
                                             ------------            ------------            -----------
  Net investment income (loss)                  1,060,684                (147,150)                93,620
                                             ------------            ------------            -----------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                   (269,138)               (152,834)              (248,437)
 Net realized gain on distributions                    --                      --                     --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      3,642,329               2,754,999                996,485
                                             ------------            ------------            -----------
  Net gain (loss) on investments                3,373,191               2,602,165                748,048
                                             ------------            ------------            -----------
  Net increase (decrease) in net
   assets resulting from operations            $4,433,875              $2,455,015               $841,668
                                             ============            ============            ===========

                                           COLUMBIA MARSICO       COLUMBIA MARSICO
                                                GROWTH              21ST CENTURY
                                               VS FUND                VS FUND
                                             SUB-ACCOUNT            SUB-ACCOUNT
--------------------------------------  --------------------------------------------
INVESTMENT INCOME:
 Dividends                                        $74,897                $4,160
                                             ------------            ----------
EXPENSE:
 Administrative charges                           (19,135)               (6,479)
 Mortality and Expense Risk charges              (188,816)              (63,050)
                                             ------------            ----------
  Total Expenses                                 (207,951)              (69,529)
                                             ------------            ----------
  Net investment income (loss)                   (133,054)              (65,369)
                                             ------------            ----------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                    112,413                65,825
 Net realized gain on distributions                    --                    --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      2,133,574               720,174
                                             ------------            ----------
  Net gain (loss) on investments                2,245,987               785,999
                                             ------------            ----------
  Net increase (decrease) in net
   assets resulting from operations            $2,112,933              $720,630
                                             ============            ==========

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                                                       OPPENHEIMER
                                             COLUMBIA MARSICO            CAPITAL
                                               MIDCAP GROWTH           APPRECIATION
                                                  VS FUND                FUND/VA
                                                SUB-ACCOUNT            SUB-ACCOUNT
---------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                                              $ --                   $10
                                               -------------            ----------
EXPENSE:
 Administrative charges                              (26,031)                   --
 Mortality and Expense Risk charges                 (259,773)               (4,934)
                                               -------------            ----------
  Total Expenses                                    (285,804)               (4,934)
                                               -------------            ----------
  Net investment income (loss)                      (285,804)               (4,924)
                                               -------------            ----------
NET REALIZED AND UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                    (1,328,319)                8,240
 Net realized gain on distributions                       --                    --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                         6,379,484               116,067
                                               -------------            ----------
  Net gain (loss) on investments                   5,051,165               124,307
                                               -------------            ----------
  Net increase (decrease) in net assets
   resulting from operations                      $4,765,361              $119,383
                                               =============            ==========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                                                                           OPPENHEIMER
                                             OPPENHEIMER            OPPENHEIMER            MAIN STREET
                                          GLOBAL SECURITIES         MAIN STREET             SMALL CAP
                                               FUND/VA               FUND(R)/VA             FUND(R)/VA
                                             SUB-ACCOUNT            SUB-ACCOUNT            SUB-ACCOUNT
------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                                        $96,200                $7,692                 $21,371
                                             ------------            ----------            ------------
EXPENSE:
 Administrative charges                                --                    --                      --
 Mortality and Expense Risk charges               (91,867)              (10,194)                (68,144)
                                             ------------            ----------            ------------
  Total Expenses                                  (91,867)              (10,194)                (68,144)
                                             ------------            ----------            ------------
  Net investment income (loss)                      4,333                (2,502)                (46,773)
                                             ------------            ----------            ------------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                     47,400                 2,182                   4,494
 Net realized gain on distributions               106,679                    --                      --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      1,875,969               165,570               1,546,617
                                             ------------            ----------            ------------
  Net gain (loss) on investments                2,030,048               167,752               1,551,111
                                             ------------            ----------            ------------
  Net increase (decrease) in net
   assets resulting from operations            $2,034,381              $165,250              $1,504,338
                                             ============            ==========            ============


                                            OPPENHEIMER            PUTNAM VT
                                               VALUE              DIVERSIFIED
                                              FUND/VA             INCOME FUND
                                            SUB-ACCOUNT           SUB-ACCOUNT
--------------------------------------  -------------------------------------------
INVESTMENT INCOME:
 Dividends                                        $789                $801,346
                                             ---------            ------------
EXPENSE:
 Administrative charges                             --                      --
 Mortality and Expense Risk charges             (1,730)               (204,028)
                                             ---------            ------------
  Total Expenses                                (1,730)               (204,028)
                                             ---------            ------------
  Net investment income (loss)                    (941)                597,318
                                             ---------            ------------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                    (162)                 66,101
 Net realized gain on distributions                 --                      --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      32,789               4,935,768
                                             ---------            ------------
  Net gain (loss) on investments                32,627               5,001,869
                                             ---------            ------------
  Net increase (decrease) in net
   assets resulting from operations            $31,686              $5,599,187
                                             =========            ============

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                                                    PUTNAM VT
                                               PUTNAM VT          INTERNATIONAL
                                             GLOBAL ASSET          GROWTH AND
                                            ALLOCATION FUND        INCOME FUND
                                              SUB-ACCOUNT          SUB-ACCOUNT
----------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                                       $15,149                 $ --
                                               ---------            ---------
EXPENSE:
 Administrative charges                               --                   --
 Mortality and Expense Risk charges               (4,468)                (910)
                                               ---------            ---------
  Total Expenses                                  (4,468)                (910)
                                               ---------            ---------
  Net investment income (loss)                    10,681                 (910)
                                               ---------            ---------
NET REALIZED AND UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                     5,757                 (102)
 Net realized gain on distributions                   --                   --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                        67,800               16,292
                                               ---------            ---------
  Net gain (loss) on investments                  73,557               16,190
                                               ---------            ---------
  Net increase (decrease) in net assets
   resulting from operations                     $84,238              $15,280
                                               =========            =========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                                                                        JPMORGAN
                                             PUTNAM VT            PUTNAM VT         INSURANCE TRUST
                                           INTERNATIONAL          SMALL CAP             BALANCED
                                            EQUITY FUND          VALUE FUND          PORTFOLIO - 1
                                            SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
------------------------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                                        $ --               $2,127               $52,173
                                             ---------            ---------            ----------
EXPENSE:
 Administrative charges                             --                   --                    --
 Mortality and Expense Risk charges             (3,646)              (2,400)              (25,894)
                                             ---------            ---------            ----------
  Total Expenses                                (3,646)              (2,400)              (25,894)
                                             ---------            ---------            ----------
  Net investment income (loss)                  (3,646)                (273)               26,279
                                             ---------            ---------            ----------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                   2,287               (4,641)              (33,227)
 Net realized gain on distributions                 --                   --                    --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      66,529               47,942               337,192
                                             ---------            ---------            ----------
  Net gain (loss) on investments                68,816               43,301               303,965
                                             ---------            ---------            ----------
  Net increase (decrease) in net
   assets resulting from operations            $65,170              $43,028              $330,244
                                             =========            =========            ==========

                                               JPMORGAN                 JPMORGAN
                                            INSURANCE TRUST         INSURANCE TRUST
                                               CORE BOND              U.S. EQUITY
                                             PORTFOLIO - 1             PORTFOLIO
                                            SUB-ACCOUNT (G)         SUB-ACCOUNT (H)
--------------------------------------  -----------------------------------------------
INVESTMENT INCOME:
 Dividends                                      $6,632,211                $222,520
                                             -------------            ------------
EXPENSE:
 Administrative charges                                 --                      --
 Mortality and Expense Risk charges             (1,357,170)               (128,335)
                                             -------------            ------------
  Total Expenses                                (1,357,170)               (128,335)
                                             -------------            ------------
  Net investment income (loss)                   5,275,041                  94,185
                                             -------------            ------------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                    (744,654)               (180,401)
 Net realized gain on distributions                468,896                      --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                         670,148               2,321,983
                                             -------------            ------------
  Net gain (loss) on investments                   394,390               2,141,582
                                             -------------            ------------
  Net increase (decrease) in net
   assets resulting from operations             $5,669,431              $2,235,767
                                             =============            ============

(g) Effective April 24, 2009, JPMorgan Insurance Trust Government Bond Portfolio - 1 merged with JPMorgan Insurance Trust Core Bond Portfolio - 1.

(h) Formerly JPMorgan Insurance Trust Diversified Equity Portfolio - 1. Change effective May 1, 2009.

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                                 JPMORGAN                JPMORGAN
                                             INSURANCE TRUST         INSURANCE TRUST
                                             INTREPID MID CAP          EQUITY INDEX
                                              PORTFOLIO - 1           PORTFOLIO - 1
                                               SUB-ACCOUNT             SUB-ACCOUNT
----------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                                         $127,994                $924,663
                                               ------------            ------------
EXPENSE:
 Administrative charges                                  --                      --
 Mortality and Expense Risk charges                (130,534)               (561,329)
                                               ------------            ------------
  Total Expenses                                   (130,534)               (561,329)
                                               ------------            ------------
  Net investment income (loss)                       (2,540)                363,334
                                               ------------            ------------
NET REALIZED AND UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                        3,950                 245,491
 Net realized gain on distributions                      --                      --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                        2,445,899               7,479,845
                                               ------------            ------------
  Net gain (loss) on investments                  2,449,849               7,725,336
                                               ------------            ------------
  Net increase (decrease) in net assets
   resulting from operations                     $2,447,309              $8,088,670
                                               ============            ============

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                                                     JPMORGAN
                                              JPMORGAN           INSURANCE TRUST             JPMORGAN
                                          INSURANCE TRUST          DIVERSIFIED           INSURANCE TRUST
                                          INTREPID GROWTH         MID CAP GROWTH          MID CAP VALUE
                                           PORTFOLIO - 1          PORTFOLIO - 1             PORTFOLIO
                                            SUB-ACCOUNT            SUB-ACCOUNT           SUB-ACCOUNT (I)
------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                                      $27,066                    $ --                $164,189
                                             ----------            ------------            ------------
EXPENSE:
 Administrative charges                              --                      --                      --
 Mortality and Expense Risk charges             (51,767)               (147,660)               (108,248)
                                             ----------            ------------            ------------
  Total Expenses                                (51,767)               (147,660)               (108,248)
                                             ----------            ------------            ------------
  Net investment income (loss)                  (24,701)               (147,660)                 55,941
                                             ----------            ------------            ------------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                   50,628                (191,364)               (142,767)
 Net realized gain on distributions                  --                      --                      --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      946,435               3,463,802               1,692,690
                                             ----------            ------------            ------------
  Net gain (loss) on investments                997,063               3,272,438               1,549,923
                                             ----------            ------------            ------------
  Net increase (decrease) in net
   assets resulting from operations            $972,362              $3,124,778              $1,605,864
                                             ==========            ============            ============


                                           JENNISON 20/20
                                               FOCUS                JENNISON
                                             PORTFOLIO             PORTFOLIO
                                            SUB-ACCOUNT           SUB-ACCOUNT
--------------------------------------  ------------------------------------------
INVESTMENT INCOME:
 Dividends                                           $8                  $847
                                             ----------            ----------
EXPENSE:
 Administrative charges                            (348)                 (456)
 Mortality and Expense Risk charges              (3,532)               (4,651)
                                             ----------            ----------
  Total Expenses                                 (3,880)               (5,107)
                                             ----------            ----------
  Net investment income (loss)                   (3,872)               (4,260)
                                             ----------            ----------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                  (12,072)              (25,126)
 Net realized gain on distributions                  --                    --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      120,217               132,956
                                             ----------            ----------
  Net gain (loss) on investments                108,145               107,830
                                             ----------            ----------
  Net increase (decrease) in net
   assets resulting from operations            $104,273              $103,570
                                             ==========            ==========

(i) Formerly JPMorgan Insurance Trust Diversified Mid Cap Value Portfolio - 1. Change effective May 1, 2009.

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                                                  PRUDENTIAL
                                              PRUDENTIAL            SERIES
                                                 VALUE           INTERNATIONAL
                                               PORTFOLIO            GROWTH
                                              SUB-ACCOUNT         SUB-ACCOUNT
--------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                                        $2,173                $63
                                               ---------            -------
EXPENSE:
 Administrative charges                               --                 --
 Mortality and Expense Risk charges               (2,187)               (85)
                                               ---------            -------
  Total Expenses                                  (2,187)               (85)
                                               ---------            -------
  Net investment income (loss)                       (14)               (22)
                                               ---------            -------
NET REALIZED AND UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                   (30,800)               (30)
 Net realized gain on distributions                   --                 --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                        70,740              1,526
                                               ---------            -------
  Net gain (loss) on investments                  39,940              1,496
                                               ---------            -------
  Net increase (decrease) in net assets
   resulting from operations                     $39,926             $1,474
                                               =========            =======

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                            LEGG MASON             LEGG MASON             LEGG MASON
                                            CLEARBRIDGE            CLEARBRIDGE           WESTERN ASSET
                                          VARIABLE EQUITY           VARIABLE            VARIABLE GLOBAL
                                          INCOME BUILDER        FUNDAMENTAL VALUE       HIGH YIELD BOND
                                             PORTFOLIO              PORTFOLIO              PORTFOLIO
                                          SUB-ACCOUNT (J)        SUB-ACCOUNT (K)        SUB-ACCOUNT (L)
---------------------------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                                      $2,656                 $12,182                $6,489
                                             ---------             -----------             ---------
EXPENSE:
 Administrative charges                             --                      --                  (102)
 Mortality and Expense Risk charges             (1,117)                (12,935)                 (878)
                                             ---------             -----------             ---------
  Total Expenses                                (1,117)                (12,935)                 (980)
                                             ---------             -----------             ---------
  Net investment income (loss)                   1,539                    (753)                5,509
                                             ---------             -----------             ---------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                  (5,047)               (110,969)                  (51)
 Net realized gain on distributions                 --                      --                    --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      19,040                 331,099                24,367
                                             ---------             -----------             ---------
  Net gain (loss) on investments                13,993                 220,130                24,316
                                             ---------             -----------             ---------
  Net increase (decrease) in net
   assets resulting from operations            $15,532                $219,377               $29,825
                                             =========             ===========             =========


                                             LEGG MASON           VAN KAMPEN LIT
                                             CLEARBRIDGE            GROWTH AND
                                         VARIABLE INVESTORS           INCOME
                                              PORTFOLIO             PORTFOLIO
                                           SUB-ACCOUNT (M)         SUB-ACCOUNT
--------------------------------------  -------------------------------------------
INVESTMENT INCOME:
 Dividends                                       $5,929                $39,190
                                              ---------             ----------
EXPENSE:
 Administrative charges                            (478)                  (589)
 Mortality and Expense Risk charges              (4,077)               (15,200)
                                              ---------             ----------
  Total Expenses                                 (4,555)               (15,789)
                                              ---------             ----------
  Net investment income (loss)                    1,374                 23,401
                                              ---------             ----------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                  (14,647)                 3,210
 Net realized gain on distributions                  --                     --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                       78,868                247,105
                                              ---------             ----------
  Net gain (loss) on investments                 64,221                250,315
                                              ---------             ----------
  Net increase (decrease) in net
   assets resulting from operations             $65,595               $273,716
                                              =========             ==========

(j) Formerly Legg Mason Partners Variable Capital and Income Portfolio. Change effective November 2, 2009.

(k) Formerly Legg Mason Partners Variable Fundamental Value Portfolio. Change effective November 2, 2009.

(l) Formerly Legg Mason Partners Variable Global High Yield Bond Portfolio. Change effective November 2, 2009.

(m) Formerly Legg Mason Partners Variable Investors Portfolio. Change effective November 2, 2009.

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                                                   WELLS FARGO
                                            VAN KAMPEN LIT        ADVANTAGE VT
                                               COMSTOCK               ASSET
                                               PORTFOLIO         ALLOCATION FUND
                                              SUB-ACCOUNT          SUB-ACCOUNT
----------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                                       $13,308                $197
                                               ---------             -------
EXPENSE:
 Administrative charges                             (616)                 --
 Mortality and Expense Risk charges               (5,489)               (177)
                                               ---------             -------
  Total Expenses                                  (6,105)               (177)
                                               ---------             -------
  Net investment income (loss)                     7,203                  20
                                               ---------             -------
NET REALIZED AND UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                    (6,848)                  3
 Net realized gain on distributions                   --                  --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                        74,477               1,257
                                               ---------             -------
  Net gain (loss) on investments                  67,629               1,260
                                               ---------             -------
  Net increase (decrease) in net assets
   resulting from operations                     $74,832              $1,280
                                               =========             =======

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                             WELLS FARGO            WELLS FARGO             WELLS FARGO
                                             ADVANTAGE VT           ADVANTAGE VT            ADVANTAGE VT
                                             TOTAL RETURN              EQUITY              C&B LARGE CAP
                                              BOND FUND             INCOME FUND              VALUE FUND
                                             SUB-ACCOUNT            SUB-ACCOUNT             SUB-ACCOUNT
--------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                                           $414                  $329                      $135
                                             ------------            ----------            --------------
EXPENSE:
 Administrative charges                                --                    --                        --
 Mortality and Expense Risk charges                  (124)                 (257)                     (128)
                                             ------------            ----------            --------------
  Total Expenses                                     (124)                 (257)                     (128)
                                             ------------            ----------            --------------
  Net investment income (loss)                        290                    72                         7
                                             ------------            ----------            --------------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                         --                (2,030)                       42
 Net realized gain on distributions                    39                    --                        --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                            578                 4,212                     2,632
                                             ------------            ----------            --------------
  Net gain (loss) on investments                      617                 2,182                     2,674
                                             ------------            ----------            --------------
  Net increase (decrease) in net
   assets resulting from operations                  $907                $2,254                    $2,681
                                             ============            ==========            ==============

                                            WELLS FARGO             WELLS FARGO
                                            ADVANTAGE VT           ADVANTAGE VT
                                           INTERNATIONAL           LARGE COMPANY
                                             CORE FUND              GROWTH FUND
                                            SUB-ACCOUNT             SUB-ACCOUNT
--------------------------------------  ---------------------------------------------
INVESTMENT INCOME:
 Dividends                                         $238                      $24
                                             ----------            -------------
EXPENSE:
 Administrative charges                              --                       --
 Mortality and Expense Risk charges                (140)                    (115)
                                             ----------            -------------
  Total Expenses                                   (140)                    (115)
                                             ----------            -------------
  Net investment income (loss)                       98                      (91)
                                             ----------            -------------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                      (11)                    (116)
 Net realized gain on distributions                  --                       --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                          891                    2,346
                                             ----------            -------------
  Net gain (loss) on investments                    880                    2,230
                                             ----------            -------------
  Net increase (decrease) in net
   assets resulting from operations                $978                   $2,139
                                             ==========            =============

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                             WELLS FARGO
                                            ADVANTAGE VT
                                              SMALL CAP
                                             GROWTH FUND
                                             SUB-ACCOUNT
-----------------------------------------------------------
INVESTMENT INCOME:
 Dividends                                        $ --
                                               -------
EXPENSE:
 Administrative charges                             --
 Mortality and Expense Risk charges               (158)
                                               -------
  Total Expenses                                  (158)
                                               -------
  Net investment income (loss)                    (158)
                                               -------
NET REALIZED AND UNREALIZED GAIN (LOSS)
 ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                     181
 Net realized gain on distributions                 --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                       4,072
                                               -------
  Net gain (loss) on investments                 4,253
                                               -------
  Net increase (decrease) in net assets
   resulting from operations                    $4,095
                                               =======

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                                                 RIDGEWORTH              RIDGEWORTH
                                                               VARIABLE TRUST          VARIABLE TRUST
                                           WELLS FARGO            LARGE CAP               LARGE CAP
                                          ADVANTAGE VT             GROWTH                   CORE
                                         DISCOVERY FUND          STOCK FUND              EQUITY FUND
                                           SUB-ACCOUNT         SUB-ACCOUNT (F)         SUB-ACCOUNT (F)
---------------------------------------------------------------------------------------------------------
INVESTMENT INCOME:
 Dividends                                     $ --                   $31,628                 $5,388
                                              -----             -------------            -----------
EXPENSE:
 Administrative charges                          --                    (1,917)                  (379)
 Mortality and Expense Risk charges             (29)                  (19,020)                (3,578)
                                              -----             -------------            -----------
  Total Expenses                                (29)                  (20,937)                (3,957)
                                              -----             -------------            -----------
  Net investment income (loss)                  (29)                   10,691                  1,431
                                              -----             -------------            -----------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                   (3)               (2,397,350)              (302,070)
 Net realized gain on distributions              --                        --                     --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      756                 2,376,703                261,261
                                              -----             -------------            -----------
  Net gain (loss) on investments                753                   (20,647)               (40,809)
                                              -----             -------------            -----------
  Net increase (decrease) in net
   assets resulting from operations            $724                   $(9,956)              $(39,378)
                                              =====             =============            ===========

                                                                     RIDGEWORTH
                                             RIDGEWORTH            VARIABLE TRUST
                                           VARIABLE TRUST             LARGE CAP
                                            MID-CAP CORE                VALUE
                                             EQUITY FUND             EQUITY FUND
                                           SUB-ACCOUNT (F)         SUB-ACCOUNT (F)
--------------------------------------  ----------------------------------------------
INVESTMENT INCOME:
 Dividends                                        $7,934                  $39,400
                                             -----------            -------------
EXPENSE:
 Administrative charges                             (490)                  (1,766)
 Mortality and Expense Risk charges               (4,752)                 (16,584)
                                             -----------            -------------
  Total Expenses                                  (5,242)                 (18,350)
                                             -----------            -------------
  Net investment income (loss)                     2,692                   21,050
                                             -----------            -------------
NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS:
 Net realized gain (loss) on security
  transactions                                  (623,363)              (1,737,139)
 Net realized gain on distributions                   --                       --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                       598,561                1,463,373
                                             -----------            -------------
  Net gain (loss) on investments                 (24,802)                (273,766)
                                             -----------            -------------
  Net increase (decrease) in net
   assets resulting from operations             $(22,110)               $(252,716)
                                             ===========            =============

(f)  This fund liquidated April 24, 2009.

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                           ALLIANCEBERNSTEIN VPS     ALLIANCEBERNSTEIN VPS
                                              BALANCED WEALTH            INTERNATIONAL
                                             STRATEGY PORTFOLIO         VALUE PORTFOLIO
                                                SUB-ACCOUNT               SUB-ACCOUNT
--------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                       $(16,843)                 $(17,252)
 Net realized gain (loss) on security
  transactions                                        (9,453)                   38,732
 Net realized gain on distributions                       --                        --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                           473,788                 1,950,377
                                                ------------              ------------
 Net increase (decrease) in net assets
  resulting from operations                          447,492                 1,971,857
                                                ------------              ------------
UNIT TRANSACTIONS:
 Purchases                                           573,409                 1,173,064
 Net transfers                                     1,342,022                 1,583,367
 Surrenders for benefit payments and
  fees                                               (67,922)                 (367,865)
 Net annuity transactions                                 --                        --
                                                ------------              ------------
 Net increase (decrease) in net assets
  resulting from unit transactions                 1,847,509                 2,388,566
                                                ------------              ------------
 Net increase (decrease) in net assets             2,295,001                 4,360,423
NET ASSETS:
 Beginning of year                                 1,197,637                 3,443,863
                                                ------------              ------------
 End of year                                      $3,492,638                $7,804,286
                                                ============              ============

THE ACCOMPANYING NOTES ARE AN INTERGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                         ALLIANCEBERNSTEIN VPS                               ALLIANCEBERNSTEIN VPS
                                             SMALL/MID-CAP         ALLIANCEBERNSTEIN VPS         INTERNATIONAL
                                            VALUE PORTFOLIO           VALUE PORTFOLIO           GROWTH PORTFOLIO
                                              SUB-ACCOUNT               SUB-ACCOUNT               SUB-ACCOUNT
--------------------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                     $(6,072)                   $2,163                    $28,186
 Net realized gain (loss) on security
  transactions                                      7,239                    (7,668)                    22,723
 Net realized gain on distributions                34,620                        --                         --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                        253,280                    30,656                    282,262
                                               ----------                ----------               ------------
 Net increase (decrease) in net assets
  resulting from operations                       289,067                    25,151                    333,171
                                               ----------                ----------               ------------
UNIT TRANSACTIONS:
 Purchases                                        128,624                     3,371                     53,277
 Net transfers                                     31,172                    45,179                     72,205
 Surrenders for benefit payments and
  fees                                            (30,954)                  (24,384)                   (40,483)
 Net annuity transactions                              --                        --                         --
                                               ----------                ----------               ------------
 Net increase (decrease) in net assets
  resulting from unit transactions                128,842                    24,166                     84,999
                                               ----------                ----------               ------------
 Net increase (decrease) in net assets            417,909                    49,317                    418,170
NET ASSETS:
 Beginning of year                                568,356                    88,914                    769,233
                                               ----------                ----------               ------------
 End of year                                     $986,265                  $138,231                 $1,187,403
                                               ==========                ==========               ============

                                          AIM V.I.                 AIM V.I.
                                            BASIC                   CAPITAL
                                         VALUE FUND            APPRECIATION FUND
                                         SUB-ACCOUNT              SUB-ACCOUNT
--------------------------------------  -------------------------------------------
OPERATIONS:
 Net investment income (loss)                $(65,072)               $(234,899)
 Net realized gain (loss) on security
  transactions                                617,696                 (724,765)
 Net realized gain on distributions                --                       --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                 13,614,506                4,439,963
                                        -------------            -------------
 Net increase (decrease) in net assets
  resulting from operations                14,167,130                3,480,299
                                        -------------            -------------
UNIT TRANSACTIONS:
 Purchases                                    361,686                  594,994
 Net transfers                                 85,971                1,117,424
 Surrenders for benefit payments and
  fees                                     (3,753,962)              (2,208,718)
 Net annuity transactions                        (429)                      --
                                        -------------            -------------
 Net increase (decrease) in net assets
  resulting from unit transactions         (3,306,734)                (496,300)
                                        -------------            -------------
 Net increase (decrease) in net assets     10,860,396                2,983,999
NET ASSETS:
 Beginning of year                         33,715,844               18,757,344
                                        -------------            -------------
 End of year                              $44,576,240              $21,741,343
                                        =============            =============

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                            AIM V.I.                  AIM V.I.
                                              CORE                   GOVERNMENT
                                           EQUITY FUND            SECURITIES FUND
                                           SUB-ACCOUNT              SUB-ACCOUNT
--------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                   $(1,075)              $10,213,970
 Net realized gain (loss) on security
  transactions                                 (484,822)                2,569,616
 Net realized gain on distributions                  --                11,914,563
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                   18,109,760               (32,033,930)
                                          -------------            --------------
 Net increase (decrease) in net assets
  resulting from operations                  17,623,863                (7,335,781)
                                          -------------            --------------
UNIT TRANSACTIONS:
 Purchases                                      408,594                 1,715,550
 Net transfers                                2,585,183               (36,189,801)
 Surrenders for benefit payments and
  fees                                       (6,862,561)              (38,501,661)
 Net annuity transactions                        (2,955)                   (4,211)
                                          -------------            --------------
 Net increase (decrease) in net assets
  resulting from unit transactions           (3,871,739)              (72,980,123)
                                          -------------            --------------
 Net increase (decrease) in net assets       13,752,124               (80,315,904)
NET ASSETS:
 Beginning of year                           70,267,207               410,643,097
                                          -------------            --------------
 End of year                                $84,019,331              $330,327,193
                                          =============            ==============

THE ACCOMPANYING NOTES ARE AN INTERGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                               AIM V.I.           AIM V.I.            AIM V.I.
                                                 HIGH           INTERNATIONAL       MID CAP CORE
                                              YIELD FUND         GROWTH FUND         EQUITY FUND
                                             SUB-ACCOUNT         SUB-ACCOUNT         SUB-ACCOUNT
-------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                     $62,362            $(99,010)          $(364,431)
 Net realized gain (loss) on security
  transactions                                     12,569            (802,440)            446,194
 Net realized gain on distributions                    --                  --             969,327
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                        297,056          19,154,845          17,499,446
                                             ------------       -------------       -------------
 Net increase (decrease) in net assets
  resulting from operations                       371,987          18,253,395          18,550,536
                                             ------------       -------------       -------------
UNIT TRANSACTIONS:
 Purchases                                             13           1,796,536             497,881
 Net transfers                                    107,092           2,825,440             348,675
 Surrenders for benefit payments and
  fees                                            (99,662)         (4,786,268)         (6,639,504)
 Net annuity transactions                              --               1,444             (15,182)
                                             ------------       -------------       -------------
 Net increase (decrease) in net assets
  resulting from unit transactions                  7,443            (162,848)         (5,808,130)
                                             ------------       -------------       -------------
 Net increase (decrease) in net assets            379,430          18,090,547          12,742,406
NET ASSETS:
 Beginning of year                                741,459          56,274,290          72,100,957
                                             ------------       -------------       -------------
 End of year                                   $1,120,889         $74,364,837         $84,843,363
                                             ============       =============       =============

                                               AIM V.I.            AIM V.I.
                                               SMALL CAP           LARGE CAP
                                              EQUITY FUND         GROWTH FUND
                                              SUB-ACCOUNT         SUB-ACCOUNT
--------------------------------------  -------------------------------------------
OPERATIONS:
 Net investment income (loss)                    $(539,930)          $(191,250)
 Net realized gain (loss) on security
  transactions                                    (454,042)           (399,460)
 Net realized gain on distributions                     --                  --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                       7,250,519           3,304,592
                                             -------------       -------------
 Net increase (decrease) in net assets
  resulting from operations                      6,256,547           2,713,882
                                             -------------       -------------
UNIT TRANSACTIONS:
 Purchases                                         685,958              69,325
 Net transfers                                   3,194,491            (249,875)
 Surrenders for benefit payments and
  fees                                          (3,061,158)         (1,420,574)
 Net annuity transactions                              534                  --
                                             -------------       -------------
 Net increase (decrease) in net assets
  resulting from unit transactions                 819,825          (1,601,124)
                                             -------------       -------------
 Net increase (decrease) in net assets           7,076,372           1,112,758
NET ASSETS:
 Beginning of year                              31,445,022          12,742,744
                                             -------------       -------------
 End of year                                   $38,521,394         $13,855,502
                                             =============       =============

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                                 AIM V.I.               AIM V.I.
                                                 CAPITAL            POWERSHARES ETF
                                             DEVELOPMENT FUND       ALLOCATION FUND
                                               SUB-ACCOUNT          SUB-ACCOUNT (A)
--------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                      $(24,391)               $2,623
 Net realized gain (loss) on security
  transactions                                       21,161                   131
 Net realized gain on distributions                      --                 1,108
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                          452,868                24,075
                                               ------------            ----------
 Net increase (decrease) in net assets
  resulting from operations                         449,638                27,937
                                               ------------            ----------
UNIT TRANSACTIONS:
 Purchases                                          154,329                64,661
 Net transfers                                    1,420,245               476,814
 Surrenders for benefit payments and
  fees                                              (38,860)               (1,700)
 Net annuity transactions                                --                    --
                                               ------------            ----------
 Net increase (decrease) in net assets
  resulting from unit transactions                1,535,714               539,775
                                               ------------            ----------
 Net increase (decrease) in net assets            1,985,352               567,712
NET ASSETS:
 Beginning of year                                  525,270                    --
                                               ------------            ----------
 End of year                                     $2,510,622              $567,712
                                               ============            ==========

(a)  Funded as of February 26, 2009.

THE ACCOMPANYING NOTES ARE AN INTERGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                                                      AMERICAN FUNDS
                                            AMERICAN FUNDS                GLOBAL                AMERICAN FUNDS
                                                GLOBAL                  GROWTH AND                  ASSET
                                               BOND FUND               INCOME FUND             ALLOCATION FUND
                                              SUB-ACCOUNT              SUB-ACCOUNT               SUB-ACCOUNT
-------------------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                    $(221,093)                 $696,899                $1,607,454
 Net realized gain (loss) on security
  transactions                                    (210,293)               (3,979,038)               (9,439,532)
 Net realized gain on distributions                     --                        --                        --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                       6,156,515                33,590,723                66,271,295
                                             -------------            --------------            --------------
 Net increase (decrease) in net assets
  resulting from operations                      5,725,129                30,308,584                58,439,217
                                             -------------            --------------            --------------
UNIT TRANSACTIONS:
 Purchases                                         646,261                   527,906                 1,253,483
 Net transfers                                   7,717,991                   763,371                (7,819,650)
 Surrenders for benefit payments and
  fees                                          (7,488,937)               (5,927,677)              (28,275,619)
 Net annuity transactions                               --                    (6,135)                  (44,343)
                                             -------------            --------------            --------------
 Net increase (decrease) in net assets
  resulting from unit transactions                 875,315                (4,642,535)              (34,886,129)
                                             -------------            --------------            --------------
 Net increase (decrease) in net assets           6,600,444                25,666,049                23,553,088
NET ASSETS:
 Beginning of year                              81,616,048                87,668,261               300,456,558
                                             -------------            --------------            --------------
 End of year                                   $88,216,492              $113,334,310              $324,009,646
                                             =============            ==============            ==============

                                             AMERICAN FUNDS
                                               BLUE CHIP
                                               INCOME AND              AMERICAN FUNDS
                                              GROWTH FUND                BOND FUND
                                              SUB-ACCOUNT               SUB-ACCOUNT
--------------------------------------  --------------------------------------------------
OPERATIONS:
 Net investment income (loss)                      $349,903                $4,562,700
 Net realized gain (loss) on security
  transactions                                   (4,074,088)                  416,380
 Net realized gain on distributions                      --                        --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                       33,984,998                27,087,433
                                             --------------            --------------
 Net increase (decrease) in net assets
  resulting from operations                      30,260,813                32,066,513
                                             --------------            --------------
UNIT TRANSACTIONS:
 Purchases                                          651,335                 1,628,758
 Net transfers                                   (2,928,847)               29,129,608
 Surrenders for benefit payments and
  fees                                          (12,081,534)              (33,316,573)
 Net annuity transactions                            (6,108)                  (28,893)
                                             --------------            --------------
 Net increase (decrease) in net assets
  resulting from unit transactions              (14,365,154)               (2,587,100)
                                             --------------            --------------
 Net increase (decrease) in net assets           15,895,659                29,479,413
NET ASSETS:
 Beginning of year                              129,288,586               305,335,613
                                             --------------            --------------
 End of year                                   $145,184,245              $334,815,026
                                             ==============            ==============

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                               AMERICAN FUNDS
                                                   GLOBAL                AMERICAN FUNDS
                                                GROWTH FUND               GROWTH FUND
                                                SUB-ACCOUNT               SUB-ACCOUNT
--------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                       $(288,215)              $(8,259,895)
 Net realized gain (loss) on security
  transactions                                     (3,177,906)              (29,722,178)
 Net realized gain on distributions                        --                        --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                         35,378,194               271,051,511
                                               --------------            --------------
 Net increase (decrease) in net assets
  resulting from operations                        31,912,073               233,069,438
                                               --------------            --------------
UNIT TRANSACTIONS:
 Purchases                                            449,655                 5,391,134
 Net transfers                                      1,698,501                (4,440,225)
 Surrenders for benefit payments and
  fees                                             (6,996,788)              (61,189,713)
 Net annuity transactions                              (9,579)                  (43,102)
                                               --------------            --------------
 Net increase (decrease) in net assets
  resulting from unit transactions                 (4,858,211)              (60,281,906)
                                               --------------            --------------
 Net increase (decrease) in net assets             27,053,862               172,787,532
NET ASSETS:
 Beginning of year                                 86,924,710               673,837,383
                                               --------------            --------------
 End of year                                     $113,978,572              $846,624,915
                                               ==============            ==============

THE ACCOMPANYING NOTES ARE AN INTERGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                             AMERICAN FUNDS            AMERICAN FUNDS            AMERICAN FUNDS
                                           GROWTH-INCOME FUND        INTERNATIONAL FUND          NEW WORLD FUND
                                              SUB-ACCOUNT               SUB-ACCOUNT               SUB-ACCOUNT
--------------------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                   $(1,349,589)                $(521,112)                $(191,807)
 Net realized gain (loss) on security
  transactions                                  (32,759,493)               (7,109,000)               (2,355,956)
 Net realized gain on distributions                      --                 1,158,791                        --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      214,155,269                81,107,456                34,671,134
                                             --------------            --------------            --------------
 Net increase (decrease) in net assets
  resulting from operations                     180,046,187                74,636,135                32,123,371
                                             --------------            --------------            --------------
UNIT TRANSACTIONS:
 Purchases                                        3,573,408                 1,271,441                   488,641
 Net transfers                                  (16,458,607)               (8,689,002)                5,735,012
 Surrenders for benefit payments and
  fees                                          (59,943,031)              (16,890,964)               (6,510,911)
 Net annuity transactions                           (78,962)                  (24,565)                     (399)
                                             --------------            --------------            --------------
 Net increase (decrease) in net assets
  resulting from unit transactions              (72,907,192)              (24,333,090)                 (287,657)
                                             --------------            --------------            --------------
 Net increase (decrease) in net assets          107,138,995                50,303,045                31,835,714
NET ASSETS:
 Beginning of year                              678,624,434               200,567,093                71,751,140
                                             --------------            --------------            --------------
 End of year                                   $785,763,429              $250,870,138              $103,586,854
                                             ==============            ==============            ==============

                                            AMERICAN FUNDS               BB&T
                                             GLOBAL SMALL              MID CAP
                                          CAPITALIZATION FUND         GROWTH VIF
                                              SUB-ACCOUNT            SUB-ACCOUNT
--------------------------------------  ---------------------------------------------
OPERATIONS:
 Net investment income (loss)                  $(1,100,080)              $(2,829)
 Net realized gain (loss) on security
  transactions                                  (2,049,846)                1,270
 Net realized gain on distributions                     --                    --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      36,472,961                55,964
                                             -------------            ----------
 Net increase (decrease) in net assets
  resulting from operations                     33,323,035                54,405
                                             -------------            ----------
UNIT TRANSACTIONS:
 Purchases                                         474,795                36,783
 Net transfers                                   4,534,079                39,936
 Surrenders for benefit payments and
  fees                                          (5,798,029)               (1,817)
 Net annuity transactions                           (3,684)                   --
                                             -------------            ----------
 Net increase (decrease) in net assets
  resulting from unit transactions                (792,839)               74,902
                                             -------------            ----------
 Net increase (decrease) in net assets          32,530,196               129,307
NET ASSETS:
 Beginning of year                              59,022,521               145,032
                                             -------------            ----------
 End of year                                   $91,552,717              $274,339
                                             =============            ==========

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                                 BB&T
                                            CAPITAL MANAGER           BB&T
                                              EQUITY VIF          LARGE CAP VIF
                                              SUB-ACCOUNT        SUB-ACCOUNT (B)
----------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                       $(7)                 $(13)
 Net realized gain (loss) on security
  transactions                                        3                (8,079)
 Net realized gain on distributions                  --                    --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                          555                 7,089
                                                -------             ---------
 Net increase (decrease) in net assets
  resulting from operations                         551                (1,003)
                                                -------             ---------
UNIT TRANSACTIONS:
 Purchases                                           40                    --
 Net transfers                                    2,820                (9,046)
 Surrenders for benefit payments and
  fees                                               (3)                   --
 Net annuity transactions                            --                    --
                                                -------             ---------
 Net increase (decrease) in net assets
  resulting from unit transactions                2,857                (9,046)
                                                -------             ---------
 Net increase (decrease) in net assets            3,408               (10,049)
NET ASSETS:
 Beginning of year                                  216                10,049
                                                -------             ---------
 End of year                                     $3,624                  $ --
                                                =======             =========

(b) Not funded as of December 31, 2009.

THE ACCOMPANYING NOTES ARE AN INTERGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                                 BB&T                                          COLUMBIA
                                               SPECIAL                   BB&T                SMALL COMPANY
                                            OPPORTUNITIES            TOTAL RETURN               GROWTH
                                              EQUITY VIF               BOND VIF                 VS FUND
                                             SUB-ACCOUNT             SUB-ACCOUNT              SUB-ACCOUNT
---------------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                    $(24,611)                $22,299                $(168,528)
 Net realized gain (loss) on security
  transactions                                      4,898                   1,119               (1,142,981)
 Net realized gain on distributions                55,252                      --                       --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                        506,238                  43,349                3,009,796
                                             ------------            ------------            -------------
 Net increase (decrease) in net assets
  resulting from operations                       541,777                  66,767                1,698,287
                                             ------------            ------------            -------------
UNIT TRANSACTIONS:
 Purchases                                        180,059                  86,536                   29,997
 Net transfers                                    241,239                 604,455                 (197,607)
 Surrenders for benefit payments and
  fees                                            (93,696)                (73,456)              (1,427,875)
 Net annuity transactions                              --                      --                       --
                                             ------------            ------------            -------------
 Net increase (decrease) in net assets
  resulting from unit transactions                327,602                 617,535               (1,595,485)
                                             ------------            ------------            -------------
 Net increase (decrease) in net assets            869,379                 684,302                  102,802
NET ASSETS:
 Beginning of year                              1,158,160                 569,209                8,621,503
                                             ------------            ------------            -------------
 End of year                                   $2,027,539              $1,253,511               $8,724,305
                                             ============            ============            =============


                                              COLUMBIA              EVERGREEN VA
                                           LARGE CAP VALUE      DIVERSIFIED CAPITAL
                                               VS FUND              BUILDER FUND
                                             SUB-ACCOUNT            SUB-ACCOUNT
--------------------------------------  ---------------------------------------------
OPERATIONS:
 Net investment income (loss)                   $132,840                 $5,387
 Net realized gain (loss) on security
  transactions                                (2,188,469)               (48,330)
 Net realized gain on distributions                   --                     --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                     4,761,694                211,004
                                             -----------             ----------
 Net increase (decrease) in net assets
  resulting from operations                    2,706,065                168,061
                                             -----------             ----------
UNIT TRANSACTIONS:
 Purchases                                        44,911                 59,523
 Net transfers                                  (481,031)               299,100
 Surrenders for benefit payments and
  fees                                        (2,540,474)               (27,062)
 Net annuity transactions                             --                     --
                                             -----------             ----------
 Net increase (decrease) in net assets
  resulting from unit transactions            (2,976,594)               331,561
                                             -----------             ----------
 Net increase (decrease) in net assets          (270,529)               499,622
NET ASSETS:
 Beginning of year                            14,951,080                463,210
                                             -----------             ----------
 End of year                                 $14,680,551               $962,832
                                             ===========             ==========

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                                                       EVERGREEN VA
                                               EVERGREEN VA           INTERNATIONAL
                                               GROWTH FUND             EQUITY FUND
                                               SUB-ACCOUNT             SUB-ACCOUNT
----------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                      $(26,714)                $26,161
 Net realized gain (loss) on security
  transactions                                      (88,996)                (13,843)
 Net realized gain on distributions                      --                      --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                          600,822                 211,067
                                               ------------            ------------
 Net increase (decrease) in net assets
  resulting from operations                         485,112                 223,385
                                               ------------            ------------
UNIT TRANSACTIONS:
 Purchases                                            3,028                  10,160
 Net transfers                                      (43,693)                (68,221)
 Surrenders for benefit payments and
  fees                                             (111,776)                (85,865)
 Net annuity transactions                              (371)                     --
                                               ------------            ------------
 Net increase (decrease) in net assets
  resulting from unit transactions                 (152,812)               (143,926)
                                               ------------            ------------
 Net increase (decrease) in net assets              332,300                  79,459
NET ASSETS:
 Beginning of year                                1,356,770               1,725,818
                                               ------------            ------------
 End of year                                     $1,689,070              $1,805,277
                                               ============            ============

THE ACCOMPANYING NOTES ARE AN INTERGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                                              EVERGREEN VA             EVERGREEN VA
                                            EVERGREEN VA         SPECIAL               FUNDAMENTAL
                                             OMEGA FUND        VALUES FUND            LARGE CAP FUND
                                            SUB-ACCOUNT        SUB-ACCOUNT             SUB-ACCOUNT
--------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                   $(2,079)          $(158,973)                $(6,646)
 Net realized gain (loss) on security
  transactions                                    1,730            (239,838)                 13,158
 Net realized gain on distributions                  --                  --                      --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      112,892           3,886,441               1,791,191
                                             ----------       -------------            ------------
 Net increase (decrease) in net assets
  resulting from operations                     112,543           3,487,630               1,797,703
                                             ----------       -------------            ------------
UNIT TRANSACTIONS:
 Purchases                                      104,103             382,804               1,382,880
 Net transfers                                  152,531             249,227               1,993,841
 Surrenders for benefit payments and
  fees                                           (6,173)           (860,191)               (421,695)
 Net annuity transactions                            --                (343)                     --
                                             ----------       -------------            ------------
 Net increase (decrease) in net assets
  resulting from unit transactions              250,461            (228,503)              2,955,026
                                             ----------       -------------            ------------
 Net increase (decrease) in net assets          363,004           3,259,127               4,752,729
NET ASSETS:
 Beginning of year                              161,397          12,650,553               3,232,505
                                             ----------       -------------            ------------
 End of year                                   $524,401         $15,909,680              $7,985,234
                                             ==========       =============            ============

                                            FIDELITY VIP      FIDELITY VIP
                                               GROWTH         CONTRAFUND(R)
                                             PORTFOLIO          PORTFOLIO
                                            SUB-ACCOUNT        SUB-ACCOUNT
--------------------------------------  ----------------------------------------
OPERATIONS:
 Net investment income (loss)                   $(6,529)           $(39,327)
 Net realized gain (loss) on security
  transactions                                   (1,107)             70,265
 Net realized gain on distributions                 471               3,839
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      138,103           3,915,833
                                             ----------       -------------
 Net increase (decrease) in net assets
  resulting from operations                     130,938           3,950,610
                                             ----------       -------------
UNIT TRANSACTIONS:
 Purchases                                       20,861           1,426,076
 Net transfers                                  314,053           3,054,295
 Surrenders for benefit payments and
  fees                                          (31,739)           (486,147)
 Net annuity transactions                            --                  --
                                             ----------       -------------
 Net increase (decrease) in net assets
  resulting from unit transactions              303,175           3,994,224
                                             ----------       -------------
 Net increase (decrease) in net assets          434,113           7,944,834
NET ASSETS:
 Beginning of year                              240,121           7,911,864
                                             ----------       -------------
 End of year                                   $674,234         $15,856,698
                                             ==========       =============

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                          FIDELITY VIP            FIDELITY VIP
                                             MID CAP            VALUE STRATEGIES
                                            PORTFOLIO              PORTFOLIO
                                           SUB-ACCOUNT            SUB-ACCOUNT
----------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                 $(106,964)              $(6,092)
 Net realized gain (loss) on security
  transactions                                   76,351               (10,083)
 Net realized gain on distributions              58,587                    --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                    3,200,113               223,253
                                          -------------            ----------
 Net increase (decrease) in net assets
  resulting from operations                   3,228,087               207,078
                                          -------------            ----------
UNIT TRANSACTIONS:
 Purchases                                    1,931,238                68,605
 Net transfers                                2,908,336                95,731
 Surrenders for benefit payments and
  fees                                         (654,037)              (19,352)
 Net annuity transactions                            --                    --
                                          -------------            ----------
 Net increase (decrease) in net assets
  resulting from unit transactions            4,185,537               144,984
                                          -------------            ----------
 Net increase (decrease) in net assets        7,413,624               352,062
NET ASSETS:
 Beginning of year                            5,653,528               293,273
                                          -------------            ----------
 End of year                                $13,067,152              $645,335
                                          =============            ==========

THE ACCOMPANYING NOTES ARE AN INTERGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                            FIDELITY VIP              FRANKLIN
                                          DYNAMIC CAPITAL              RISING               FRANKLIN
                                            APPRECIATION             DIVIDENDS               INCOME
                                             PORTFOLIO            SECURITIES FUND       SECURITIES FUND
                                            SUB-ACCOUNT             SUB-ACCOUNT           SUB-ACCOUNT
-------------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                   $(2,620)                $(650,572)           $57,830,013
 Net realized gain (loss) on security
  transactions                                      (98)              (11,447,914)           (24,132,135)
 Net realized gain on distributions                  --                        --                     --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                       45,551                48,669,323            227,430,832
                                             ----------            --------------       ----------------
 Net increase (decrease) in net assets
  resulting from operations                      42,833                36,570,837            261,128,710
                                             ----------            --------------       ----------------
UNIT TRANSACTIONS:
 Purchases                                       38,124                 1,155,852             11,577,418
 Net transfers                                   50,860                (5,435,962)            (5,579,597)
 Surrenders for benefit payments and
  fees                                          (14,238)              (20,588,383)           (72,745,273)
 Net annuity transactions                            --                   (28,125)               (65,740)
                                             ----------            --------------       ----------------
 Net increase (decrease) in net assets
  resulting from unit transactions               74,746               (24,896,618)           (66,813,192)
                                             ----------            --------------       ----------------
 Net increase (decrease) in net assets          117,579                11,674,219            194,315,518
NET ASSETS:
 Beginning of year                               98,320               267,705,070            836,509,225
                                             ----------            --------------       ----------------
 End of year                                   $215,899              $279,379,289         $1,030,824,743
                                             ==========            ==============       ================

                                               FRANKLIN                 FRANKLIN
                                               LARGE CAP                 GLOBAL
                                                GROWTH                REAL ESTATE
                                            SECURITIES FUND         SECURITIES FUND
                                              SUB-ACCOUNT             SUB-ACCOUNT
--------------------------------------  -----------------------------------------------
OPERATIONS:
 Net investment income (loss)                    $(208,368)               $143,365
 Net realized gain (loss) on security
  transactions                                  (2,031,710)               (296,478)
 Net realized gain on distributions                     --                      --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      14,621,686                 297,268
                                             -------------            ------------
 Net increase (decrease) in net assets
  resulting from operations                     12,381,608                 144,155
                                             -------------            ------------
UNIT TRANSACTIONS:
 Purchases                                         246,347                     329
 Net transfers                                    (451,609)               (231,862)
 Surrenders for benefit payments and
  fees                                          (3,983,693)               (252,366)
 Net annuity transactions                           (1,236)                   (361)
                                             -------------            ------------
 Net increase (decrease) in net assets
  resulting from unit transactions              (4,190,191)               (484,260)
                                             -------------            ------------
 Net increase (decrease) in net assets           8,191,417                (340,105)
NET ASSETS:
 Beginning of year                              48,694,052               1,683,490
                                             -------------            ------------
 End of year                                   $56,885,469              $1,343,385
                                             =============            ============

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                                 FRANKLIN                 FRANKLIN
                                               SMALL-MID CAP              SMALL CAP
                                                  GROWTH                    VALUE
                                              SECURITIES FUND          SECURITIES FUND
                                                SUB-ACCOUNT              SUB-ACCOUNT
------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                    $(1,422,266)                 $(4,796)
 Net realized gain (loss) on security
  transactions                                    (1,665,961)                (362,130)
 Net realized gain on distributions                       --                  378,168
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                        30,520,545                1,920,958
                                               -------------            -------------
 Net increase (decrease) in net assets
  resulting from operations                       27,432,318                1,932,200
                                               -------------            -------------
UNIT TRANSACTIONS:
 Purchases                                           608,073                  631,015
 Net transfers                                     3,165,659                3,080,070
 Surrenders for benefit payments and
  fees                                            (6,445,415)                (695,160)
 Net annuity transactions                            (16,785)                      --
                                               -------------            -------------
 Net increase (decrease) in net assets
  resulting from unit transactions                (2,688,468)               3,015,925
                                               -------------            -------------
 Net increase (decrease) in net assets            24,743,850                4,948,125
NET ASSETS:
 Beginning of year                                69,098,082                6,302,537
                                               -------------            -------------
 End of year                                     $93,841,932              $11,250,662
                                               =============            =============

THE ACCOMPANYING NOTES ARE AN INTERGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                                FRANKLIN                                           TEMPLETON
                                               STRATEGIC                                          DEVELOPING
                                                 INCOME                MUTUAL SHARES                MARKETS
                                            SECURITIES FUND           SECURITIES FUND           SECURITIES FUND
                                              SUB-ACCOUNT               SUB-ACCOUNT               SUB-ACCOUNT
-------------------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                   $15,060,464                  $947,804               $1,259,830
 Net realized gain (loss) on security
  transactions                                     (238,584)              (27,518,635)                (737,037)
 Net realized gain on distributions                      --                        --                  190,113
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                       37,101,384               126,866,244               26,745,411
                                             --------------            --------------            -------------
 Net increase (decrease) in net assets
  resulting from operations                      51,923,264               100,295,413               27,458,317
                                             --------------            --------------            -------------
UNIT TRANSACTIONS:
 Purchases                                        5,203,070                 6,023,143                1,681,755
 Net transfers                                   39,554,722                (8,839,745)              10,433,304
 Surrenders for benefit payments and
  fees                                          (22,635,448)              (37,372,761)              (3,935,200)
 Net annuity transactions                           (11,292)                  (10,733)                    (195)
                                             --------------            --------------            -------------
 Net increase (decrease) in net assets
  resulting from unit transactions               22,111,052               (40,200,096)               8,179,664
                                             --------------            --------------            -------------
 Net increase (decrease) in net assets           74,034,316                60,095,317               35,637,981
NET ASSETS:
 Beginning of year                              208,155,119               454,398,236               38,076,417
                                             --------------            --------------            -------------
 End of year                                   $282,189,435              $514,493,553              $73,714,398
                                             ==============            ==============            =============


                                               TEMPLETON                TEMPLETON
                                                FOREIGN                GLOBAL ASSET
                                            SECURITIES FUND          ALLOCATION FUND
                                              SUB-ACCOUNT              SUB-ACCOUNT
--------------------------------------  ------------------------------------------------
OPERATIONS:
 Net investment income (loss)                    $2,759,450                $135,283
 Net realized gain (loss) on security
  transactions                                     (672,576)                (83,639)
 Net realized gain on distributions               7,174,395                  25,976
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                       42,772,364                 243,709
                                             --------------            ------------
 Net increase (decrease) in net assets
  resulting from operations                      52,033,633                 321,329
                                             --------------            ------------
UNIT TRANSACTIONS:
 Purchases                                        1,138,365                      --
 Net transfers                                  (10,160,931)                (12,347)
 Surrenders for benefit payments and
  fees                                          (13,674,387)               (270,826)
 Net annuity transactions                           (11,127)                   (654)
                                             --------------            ------------
 Net increase (decrease) in net assets
  resulting from unit transactions              (22,708,080)               (283,827)
                                             --------------            ------------
 Net increase (decrease) in net assets           29,325,553                  37,502
NET ASSETS:
 Beginning of year                              160,378,422               1,707,001
                                             --------------            ------------
 End of year                                   $189,703,975              $1,744,503
                                             ==============            ============

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                                 TEMPLETON                   MUTUAL
                                                   GROWTH               GLOBAL DISCOVERY
                                              SECURITIES FUND           SECURITIES FUND
                                                SUB-ACCOUNT             SUB-ACCOUNT (C)
--------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                      $4,393,274                 $(770,545)
 Net realized gain (loss) on security
  transactions                                    (25,184,789)                 (914,973)
 Net realized gain on distributions                        --                 3,807,840
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                         99,593,492                24,683,914
                                               --------------            --------------
 Net increase (decrease) in net assets
  resulting from operations                        78,801,977                26,806,236
                                               --------------            --------------
UNIT TRANSACTIONS:
 Purchases                                          3,289,247                 1,394,073
 Net transfers                                    (14,342,672)                6,769,190
 Surrenders for benefit payments and
  fees                                            (24,085,207)               (9,285,070)
 Net annuity transactions                             (27,741)                  (17,349)
                                               --------------            --------------
 Net increase (decrease) in net assets
  resulting from unit transactions                (35,166,373)               (1,139,156)
                                               --------------            --------------
 Net increase (decrease) in net assets             43,635,604                25,667,080
NET ASSETS:
 Beginning of year                                303,628,810               125,652,233
                                               --------------            --------------
 End of year                                     $347,264,414              $151,319,313
                                               ==============            ==============

(c)  Formerly Mutual Discovery Securities Fund. Change effective May 1, 2009.

THE ACCOMPANYING NOTES ARE AN INTERGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                               FRANKLIN                 FRANKLIN
                                               FLEX CAP                LARGE CAP                TEMPLETON
                                                GROWTH                   VALUE                 GLOBAL BOND
                                            SECURITIES FUND         SECURITIES FUND          SECURITIES FUND
                                              SUB-ACCOUNT             SUB-ACCOUNT            SUB-ACCOUNT (D)
----------------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                    $(323,233)                $19,400               $1,193,260
 Net realized gain (loss) on security
  transactions                                    (382,003)                 24,017                   16,124
 Net realized gain on distributions                     --                      --                       --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                       5,821,322               1,849,026                  328,009
                                             -------------            ------------            -------------
 Net increase (decrease) in net assets
  resulting from operations                      5,116,086               1,892,443                1,537,393
                                             -------------            ------------            -------------
UNIT TRANSACTIONS:
 Purchases                                         558,148                  58,063                2,174,424
 Net transfers                                   1,789,475               1,686,265                5,357,386
 Surrenders for benefit payments and
  fees                                          (1,226,848)               (483,400)                (601,917)
 Net annuity transactions                           (1,301)                     --                       --
                                             -------------            ------------            -------------
 Net increase (decrease) in net assets
  resulting from unit transactions               1,119,474               1,260,928                6,929,893
                                             -------------            ------------            -------------
 Net increase (decrease) in net assets           6,235,560               3,153,371                8,467,286
NET ASSETS:
 Beginning of year                              16,357,732               6,267,170                5,488,788
                                             -------------            ------------            -------------
 End of year                                   $22,593,292              $9,420,541              $13,956,074
                                             =============            ============            =============

                                                               HARTFORD
                                          HARTFORD              TOTAL
                                          ADVISERS           RETURN BOND
                                          HLS FUND             HLS FUND
                                         SUB-ACCOUNT         SUB-ACCOUNT
--------------------------------------  ---------------------------------------
OPERATIONS:
 Net investment income (loss)                 $15,778           $3,120,694
 Net realized gain (loss) on security
  transactions                             (1,728,408)          (1,514,200)
 Net realized gain on distributions                --                   --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                  5,636,739           12,249,979
                                        -------------       --------------
 Net increase (decrease) in net assets
  resulting from operations                 3,924,109           13,856,473
                                        -------------       --------------
UNIT TRANSACTIONS:
 Purchases                                    880,573           17,010,596
 Net transfers                               (253,033)          38,378,974
 Surrenders for benefit payments and
  fees                                     (2,661,767)         (15,332,840)
 Net annuity transactions                      (1,005)                  --
                                        -------------       --------------
 Net increase (decrease) in net assets
  resulting from unit transactions         (2,035,232)          40,056,730
                                        -------------       --------------
 Net increase (decrease) in net assets      1,888,877           53,913,203
NET ASSETS:
 Beginning of year                         16,400,077           91,925,592
                                        -------------       --------------
 End of year                              $18,288,954         $145,838,795
                                        =============       ==============

(d) Formerly Templeton Global Income Securites Fund. Change effective May 1,
    2009.

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                             HARTFORD            HARTFORD
                                             CAPITAL             DIVIDEND
                                           APPRECIATION         AND GROWTH
                                             HLS FUND            HLS FUND
                                           SUB-ACCOUNT          SUB-ACCOUNT
---------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                  $(696,083)           $583,228
 Net realized gain (loss) on security
  transactions                                (3,381,974)         (1,028,302)
 Net realized gain on distributions                   --                  --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                    43,193,351          17,160,541
                                          --------------       -------------
 Net increase (decrease) in net assets
  resulting from operations                   39,115,294          16,715,467
                                          --------------       -------------
UNIT TRANSACTIONS:
 Purchases                                    15,105,837          10,600,458
 Net transfers                                22,626,669          18,613,496
 Surrenders for benefit payments and
  fees                                        (8,701,060)         (7,040,862)
 Net annuity transactions                           (462)                 --
                                          --------------       -------------
 Net increase (decrease) in net assets
  resulting from unit transactions            29,030,984          22,173,092
                                          --------------       -------------
 Net increase (decrease) in net assets        68,146,278          38,888,559
NET ASSETS:
 Beginning of year                            69,455,306          53,819,908
                                          --------------       -------------
 End of year                                $137,601,584         $92,708,467
                                          ==============       =============

THE ACCOMPANYING NOTES ARE AN INTERGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                              HARTFORD              HARTFORD
                                            FUNDAMENTAL              GLOBAL               HARTFORD
                                               GROWTH               ADVISERS            GLOBAL EQUITY
                                              HLS FUND              HLS FUND              HLS FUND
                                            SUB-ACCOUNT           SUB-ACCOUNT            SUB-ACCOUNT
---------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                   $(1,569)              $(1,707)               $(2,385)
 Net realized gain (loss) on security
  transactions                                       82               (14,168)                   918
 Net realized gain on distributions                  --                    --                     --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                       86,183                37,580                114,345
                                             ----------            ----------            -----------
 Net increase (decrease) in net assets
  resulting from operations                      84,696                21,705                112,878
                                             ----------            ----------            -----------
UNIT TRANSACTIONS:
 Purchases                                           40                    --                 12,000
 Net transfers                                  146,426                15,962                163,319
 Surrenders for benefit payments and
  fees                                             (640)              (43,399)              (149,922)
 Net annuity transactions                            --                    --                     --
                                             ----------            ----------            -----------
 Net increase (decrease) in net assets
  resulting from unit transactions              145,826               (27,437)                25,397
                                             ----------            ----------            -----------
 Net increase (decrease) in net assets          230,522                (5,732)               138,275
NET ASSETS:
 Beginning of year                               92,954               126,714                255,748
                                             ----------            ----------            -----------
 End of year                                   $323,476              $120,982               $394,023
                                             ==========            ==========            ===========


                                              HARTFORD               HARTFORD
                                           GLOBAL HEALTH          GLOBAL GROWTH
                                              HLS FUND               HLS FUND
                                            SUB-ACCOUNT            SUB-ACCOUNT
--------------------------------------  --------------------------------------------
OPERATIONS:
 Net investment income (loss)                   $(3,505)                $(7,894)
 Net realized gain (loss) on security
  transactions                                     (746)                (85,165)
 Net realized gain on distributions                 454                      --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                       66,945                 358,492
                                             ----------            ------------
 Net increase (decrease) in net assets
  resulting from operations                      63,148                 265,433
                                             ----------            ------------
UNIT TRANSACTIONS:
 Purchases                                           --                  21,923
 Net transfers                                   (1,146)                 71,460
 Surrenders for benefit payments and
  fees                                          (13,358)                (81,945)
 Net annuity transactions                            --                      --
                                             ----------            ------------
 Net increase (decrease) in net assets
  resulting from unit transactions              (14,504)                 11,438
                                             ----------            ------------
 Net increase (decrease) in net assets           48,644                 276,871
NET ASSETS:
 Beginning of year                              323,713                 783,203
                                             ----------            ------------
 End of year                                   $372,357              $1,060,074
                                             ==========            ============

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                                 HARTFORD
                                               DISCIPLINED              HARTFORD
                                                  EQUITY                 GROWTH
                                                 HLS FUND               HLS FUND
                                               SUB-ACCOUNT            SUB-ACCOUNT
--------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                       $23,932               $(3,669)
 Net realized gain (loss) on security
  transactions                                      (55,650)                6,181
 Net realized gain on distributions                      --                    --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                        1,650,860               111,646
                                               ------------            ----------
 Net increase (decrease) in net assets
  resulting from operations                       1,619,142               114,158
                                               ------------            ----------
UNIT TRANSACTIONS:
 Purchases                                        1,607,664                27,469
 Net transfers                                    2,132,958                 4,885
 Surrenders for benefit payments and
  fees                                             (403,588)              (21,081)
 Net annuity transactions                                --                    --
                                               ------------            ----------
 Net increase (decrease) in net assets
  resulting from unit transactions                3,337,034                11,273
                                               ------------            ----------
 Net increase (decrease) in net assets            4,956,176               125,431
NET ASSETS:
 Beginning of year                                3,890,433               322,129
                                               ------------            ----------
 End of year                                     $8,846,609              $447,560
                                               ============            ==========

THE ACCOMPANYING NOTES ARE AN INTERGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                               HARTFORD
                                                GROWTH                  HARTFORD               HARTFORD
                                             OPPORTUNITIES             HIGH YIELD               INDEX
                                               HLS FUND                 HLS FUND               HLS FUND
                                            SUB-ACCOUNT (E)           SUB-ACCOUNT            SUB-ACCOUNT
-------------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                    $(139,911)               $192,544                $1,325
 Net realized gain (loss) on security
  transactions                                      25,641                  63,290               (36,943)
 Net realized gain on distributions                     --                      --                   165
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                       4,899,640                 462,040               112,199
                                             -------------            ------------            ----------
 Net increase (decrease) in net assets
  resulting from operations                      4,785,370                 717,874                76,746
                                             -------------            ------------            ----------
UNIT TRANSACTIONS:
 Purchases                                       4,302,714                 689,241                   150
 Net transfers                                   6,098,516                 773,726                 1,434
 Surrenders for benefit payments and
  fees                                            (794,693)               (105,490)              (40,222)
 Net annuity transactions                               --                      --                    --
                                             -------------            ------------            ----------
 Net increase (decrease) in net assets
  resulting from unit transactions               9,606,537               1,357,477               (38,638)
                                             -------------            ------------            ----------
 Net increase (decrease) in net assets          14,391,907               2,075,351                38,108
NET ASSETS:
 Beginning of year                               8,742,757                 876,287               357,948
                                             -------------            ------------            ----------
 End of year                                   $23,134,664              $2,951,638              $396,056
                                             =============            ============            ==========

                                              HARTFORD             HARTFORD
                                           INTERNATIONAL         INTERNATIONAL
                                               GROWTH            SMALL COMPANY
                                              HLS FUND             HLS FUND
                                            SUB-ACCOUNT           SUB-ACCOUNT
--------------------------------------  -----------------------------------------
OPERATIONS:
 Net investment income (loss)                      $762                  $70
 Net realized gain (loss) on security
  transactions                                    8,100              (11,241)
 Net realized gain on distributions                  --                   --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                       84,411               29,518
                                             ----------            ---------
 Net increase (decrease) in net assets
  resulting from operations                      93,273               18,347
                                             ----------            ---------
UNIT TRANSACTIONS:
 Purchases                                        4,714                   --
 Net transfers                                   88,896               (3,113)
 Surrenders for benefit payments and
  fees                                          (45,685)              (8,395)
 Net annuity transactions                            --                   --
                                             ----------            ---------
 Net increase (decrease) in net assets
  resulting from unit transactions               47,925              (11,508)
                                             ----------            ---------
 Net increase (decrease) in net assets          141,198                6,839
NET ASSETS:
 Beginning of year                              240,901               65,334
                                             ----------            ---------
 End of year                                   $382,099              $72,173
                                             ==========            =========

(e) Effective October 2, 2009, Hartford LargeCap Growth HLS Fund merged with Hartford Growth Opportunities HLS Fund.

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                                 HARTFORD                 HARTFORD
                                               INTERNATIONAL               MIDCAP
                                               OPPORTUNITIES               GROWTH
                                                 HLS FUND                 HLS FUND
                                                SUB-ACCOUNT             SUB-ACCOUNT
-----------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                         $4,267                $(16,929)
 Net realized gain (loss) on security
  transactions                                      (507,608)                 13,297
 Net realized gain on distributions                       --                      --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                         2,327,011                 469,802
                                               -------------            ------------
 Net increase (decrease) in net assets
  resulting from operations                        1,823,670                 466,170
                                               -------------            ------------
UNIT TRANSACTIONS:
 Purchases                                           601,878                 194,276
 Net transfers                                        84,969                 589,871
 Surrenders for benefit payments and
  fees                                            (1,147,515)                (58,745)
 Net annuity transactions                               (380)                     --
                                               -------------            ------------
 Net increase (decrease) in net assets
  resulting from unit transactions                  (461,048)                725,402
                                               -------------            ------------
 Net increase (decrease) in net assets             1,362,622               1,191,572
NET ASSETS:
 Beginning of year                                 6,399,332                 731,948
                                               -------------            ------------
 End of year                                      $7,761,954              $1,923,520
                                               =============            ============

THE ACCOMPANYING NOTES ARE AN INTERGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                               HARTFORD               HARTFORD           HARTFORD
                                                MIDCAP              MIDCAP VALUE       MONEY MARKET
                                               HLS FUND               HLS FUND           HLS FUND
                                             SUB-ACCOUNT            SUB-ACCOUNT         SUB-ACCOUNT
----------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                    $(17,694)              $(1,194)          $(8,125,776)
 Net realized gain (loss) on security
  transactions                                   (123,973)              (39,837)                   --
 Net realized gain on distributions                    --                    --                    --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                        545,938                78,457                    --
                                             ------------            ----------       ---------------
 Net increase (decrease) in net assets
  resulting from operations                       404,271                37,426            (8,125,776)
                                             ------------            ----------       ---------------
UNIT TRANSACTIONS:
 Purchases                                            375                    --             5,914,063
 Net transfers                                    (60,084)              (48,729)          (27,159,940)
 Surrenders for benefit payments and
  fees                                           (215,459)               (9,936)         (158,678,496)
 Net annuity transactions                              --                    --               (16,917)
                                             ------------            ----------       ---------------
 Net increase (decrease) in net assets
  resulting from unit transactions               (275,168)              (58,665)         (179,941,290)
                                             ------------            ----------       ---------------
 Net increase (decrease) in net assets            129,103               (21,239)         (188,067,066)
NET ASSETS:
 Beginning of year                              1,667,174               162,966           559,945,375
                                             ------------            ----------       ---------------
 End of year                                   $1,796,277              $141,727          $371,878,309
                                             ============            ==========       ===============

                                              HARTFORD                HARTFORD
                                           SMALLCAP VALUE          SMALL COMPANY
                                              HLS FUND                HLS FUND
                                             SUB-ACCOUNT            SUB-ACCOUNT
--------------------------------------  ---------------------------------------------
OPERATIONS:
 Net investment income (loss)                    $(1,222)               $(84,439)
 Net realized gain (loss) on security
  transactions                                    (6,216)               (151,909)
 Net realized gain on distributions                   --                      --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                        24,603               1,323,805
                                             -----------            ------------
 Net increase (decrease) in net assets
  resulting from operations                       17,165               1,087,457
                                             -----------            ------------
UNIT TRANSACTIONS:
 Purchases                                            --                 116,480
 Net transfers                                    22,064                 174,778
 Surrenders for benefit payments and
  fees                                          (109,678)               (639,720)
 Net annuity transactions                             --                      --
                                             -----------            ------------
 Net increase (decrease) in net assets
  resulting from unit transactions               (87,614)               (348,462)
                                             -----------            ------------
 Net increase (decrease) in net assets           (70,449)                738,995
NET ASSETS:
 Beginning of year                               164,848               4,383,994
                                             -----------            ------------
 End of year                                     $94,399              $5,122,989
                                             ===========            ============

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                                HARTFORD          HARTFORD
                                            SMALLCAP GROWTH         STOCK
                                                HLS FUND          HLS FUND
                                              SUB-ACCOUNT        SUB-ACCOUNT
----------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                     $(7,248)           $(74,589)
 Net realized gain (loss) on security
  transactions                                     11,172          (1,069,911)
 Net realized gain on distributions                    --                  --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                        144,459           5,208,559
                                               ----------       -------------
 Net increase (decrease) in net assets
  resulting from operations                       148,383           4,064,059
                                               ----------       -------------
UNIT TRANSACTIONS:
 Purchases                                         78,322             145,392
 Net transfers                                     67,672            (290,570)
 Surrenders for benefit payments and
  fees                                            (25,771)         (1,653,345)
 Net annuity transactions                              --                  --
                                               ----------       -------------
 Net increase (decrease) in net assets
  resulting from unit transactions                120,223          (1,798,523)
                                               ----------       -------------
 Net increase (decrease) in net assets            268,606           2,265,536
NET ASSETS:
 Beginning of year                                316,631          11,660,797
                                               ----------       -------------
 End of year                                     $585,237         $13,926,333
                                               ==========       =============

THE ACCOMPANYING NOTES ARE AN INTERGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                               HARTFORD                                     HARTFORD
                                           U.S. GOVERNMENT            HARTFORD               VALUE
                                              SECURITIES               VALUE             OPPORTUNITIES
                                               HLS FUND               HLS FUND              HLS FUND
                                             SUB-ACCOUNT            SUB-ACCOUNT           SUB-ACCOUNT
----------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                   $(100,165)               $3,958                 $(436)
 Net realized gain (loss) on security
  transactions                                    (14,896)                  160                (8,761)
 Net realized gain on distributions                    --                    --                    --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                        198,292               109,527                50,556
                                             ------------            ----------            ----------
 Net increase (decrease) in net assets
  resulting from operations                        83,231               113,645                41,359
                                             ------------            ----------            ----------
UNIT TRANSACTIONS:
 Purchases                                        717,601                44,568                 9,402
 Net transfers                                  3,440,360               317,291                12,909
 Surrenders for benefit payments and
  fees                                           (581,355)              (10,454)               (1,311)
 Net annuity transactions                              --                    --                    --
                                             ------------            ----------            ----------
 Net increase (decrease) in net assets
  resulting from unit transactions              3,576,606               351,405                21,000
                                             ------------            ----------            ----------
 Net increase (decrease) in net assets          3,659,837               465,050                62,359
NET ASSETS:
 Beginning of year                              3,807,506               223,238               105,645
                                             ------------            ----------            ----------
 End of year                                   $7,467,343              $688,288              $168,004
                                             ============            ==========            ==========

                                              HARTFORD
                                               EQUITY             AMERICAN FUNDS
                                               INCOME            ASSET ALLOCATION
                                              HLS FUND               HLS FUND
                                            SUB-ACCOUNT            SUB-ACCOUNT
--------------------------------------  --------------------------------------------
OPERATIONS:
 Net investment income (loss)                    $5,651                 $21,044
 Net realized gain (loss) on security
  transactions                                    4,497                  39,772
 Net realized gain on distributions               1,887                  34,630
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                       48,543               1,573,020
                                             ----------            ------------
 Net increase (decrease) in net assets
  resulting from operations                      60,578               1,668,466
                                             ----------            ------------
UNIT TRANSACTIONS:
 Purchases                                       60,006               1,059,582
 Net transfers                                   99,065               2,463,506
 Surrenders for benefit payments and
  fees                                           (6,504)               (258,714)
 Net annuity transactions                            --                      --
                                             ----------            ------------
 Net increase (decrease) in net assets
  resulting from unit transactions              152,567               3,264,374
                                             ----------            ------------
 Net increase (decrease) in net assets          213,145               4,932,840
NET ASSETS:
 Beginning of year                              224,183               4,756,804
                                             ----------            ------------
 End of year                                   $437,328              $9,689,644
                                             ==========            ============

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                              AMERICAN FUNDS
                                                BLUE CHIP
                                                INCOME AND            AMERICAN FUNDS
                                                  GROWTH                   BOND
                                                 HLS FUND                HLS FUND
                                               SUB-ACCOUNT              SUB-ACCOUNT
-----------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                      $(11,744)                $217,797
 Net realized gain (loss) on security
  transactions                                       27,659                   32,049
 Net realized gain on distributions                  23,728                    1,283
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                        1,068,433                1,892,225
                                               ------------            -------------
 Net increase (decrease) in net assets
  resulting from operations                       1,108,076                2,143,354
                                               ------------            -------------
UNIT TRANSACTIONS:
 Purchases                                          507,794                4,917,076
 Net transfers                                    1,156,136               10,099,768
 Surrenders for benefit payments and
  fees                                              (94,867)              (1,189,886)
 Net annuity transactions                                --                       --
                                               ------------            -------------
 Net increase (decrease) in net assets
  resulting from unit transactions                1,569,063               13,826,958
                                               ------------            -------------
 Net increase (decrease) in net assets            2,677,139               15,970,312
NET ASSETS:
 Beginning of year                                2,440,396               12,902,737
                                               ------------            -------------
 End of year                                     $5,117,535              $28,873,049
                                               ============            =============

THE ACCOMPANYING NOTES ARE AN INTERGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                                                    AMERICAN FUNDS
                                            AMERICAN FUNDS           GLOBAL GROWTH           AMERICAN FUNDS
                                             GLOBAL BOND              AND INCOME             GLOBAL GROWTH
                                               HLS FUND                HLS FUND                 HLS FUND
                                             SUB-ACCOUNT              SUB-ACCOUNT             SUB-ACCOUNT
---------------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                     $55,899                  $28,022                  $4,675
 Net realized gain (loss) on security
  transactions                                        (69)                  31,785                  30,066
 Net realized gain on distributions                    --                    3,600                  40,167
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                        250,398                3,577,698                 860,916
                                             ------------            -------------            ------------
 Net increase (decrease) in net assets
  resulting from operations                       306,228                3,641,105                 935,824
                                             ------------            -------------            ------------
UNIT TRANSACTIONS:
 Purchases                                        309,360                  952,937                 194,528
 Net transfers                                  1,553,435                2,522,995                 748,091
 Surrenders for benefit payments and
  fees                                           (153,419)                (334,671)               (135,666)
 Net annuity transactions                              --                       --                      --
                                             ------------            -------------            ------------
 Net increase (decrease) in net assets
  resulting from unit transactions              1,709,376                3,141,261                 806,953
                                             ------------            -------------            ------------
 Net increase (decrease) in net assets          2,015,604                6,782,366               1,742,777
NET ASSETS:
 Beginning of year                              2,721,688                6,891,232               1,673,223
                                             ------------            -------------            ------------
 End of year                                   $4,737,292              $13,673,598              $3,416,000
                                             ============            =============            ============

                                            AMERICAN FUNDS
                                             GLOBAL SMALL           AMERICAN FUNDS
                                            CAPITALIZATION              GROWTH
                                               HLS FUND                HLS FUND
                                             SUB-ACCOUNT              SUB-ACCOUNT
--------------------------------------  -----------------------------------------------
OPERATIONS:
 Net investment income (loss)                    $(76,831)               $(356,706)
 Net realized gain (loss) on security
  transactions                                     56,727                   98,177
 Net realized gain on distributions                41,361                  379,073
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      2,232,913               10,731,194
                                             ------------            -------------
 Net increase (decrease) in net assets
  resulting from operations                     2,254,170               10,851,738
                                             ------------            -------------
UNIT TRANSACTIONS:
 Purchases                                      1,222,321                7,183,073
 Net transfers                                  1,108,513                8,578,551
 Surrenders for benefit payments and
  fees                                           (178,133)              (1,343,213)
 Net annuity transactions                              --                       --
                                             ------------            -------------
 Net increase (decrease) in net assets
  resulting from unit transactions              2,152,701               14,418,411
                                             ------------            -------------
 Net increase (decrease) in net assets          4,406,871               25,270,149
NET ASSETS:
 Beginning of year                              2,622,803               19,213,474
                                             ------------            -------------
 End of year                                   $7,029,674              $44,483,623
                                             ============            =============

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                              AMERICAN FUNDS           AMERICAN FUNDS
                                               GROWTH-INCOME            INTERNATIONAL
                                                 HLS FUND                 HLS FUND
                                                SUB-ACCOUNT              SUB-ACCOUNT
------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                        $11,302                   $9,906
 Net realized gain (loss) on security
  transactions                                       130,166                  100,048
 Net realized gain on distributions                  132,250                  224,072
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                         5,245,905                7,128,930
                                               -------------            -------------
 Net increase (decrease) in net assets
  resulting from operations                        5,519,623                7,462,956
                                               -------------            -------------
UNIT TRANSACTIONS:
 Purchases                                         3,998,856                5,287,880
 Net transfers                                     4,569,543                4,897,090
 Surrenders for benefit payments and
  fees                                              (613,877)                (913,430)
 Net annuity transactions                                 --                       --
                                               -------------            -------------
 Net increase (decrease) in net assets
  resulting from unit transactions                 7,954,522                9,271,540
                                               -------------            -------------
 Net increase (decrease) in net assets            13,474,145               16,734,496
NET ASSETS:
 Beginning of year                                12,978,183               11,752,320
                                               -------------            -------------
 End of year                                     $26,452,328              $28,486,816
                                               =============            =============

THE ACCOMPANYING NOTES ARE AN INTERGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                            AMERICAN FUNDS          HUNTINGTON VA           HUNTINGTON VA
                                              NEW WORLD                 INCOME                 DIVIDEND
                                               HLS FUND              EQUITY FUND             CAPTURE FUND
                                             SUB-ACCOUNT             SUB-ACCOUNT             SUB-ACCOUNT
--------------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                    $(27,372)               $(34,992)              $(104,778)
 Net realized gain (loss) on security
  transactions                                     19,405                 (42,865)               (191,263)
 Net realized gain on distributions                44,679                      --                      --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      2,127,986                 535,582               1,568,642
                                             ------------            ------------            ------------
 Net increase (decrease) in net assets
  resulting from operations                     2,164,698                 457,725               1,272,601
                                             ------------            ------------            ------------
UNIT TRANSACTIONS:
 Purchases                                        765,436                 184,965                 122,949
 Net transfers                                  1,345,126                 220,748                 (92,326)
 Surrenders for benefit payments and
  fees                                           (129,844)               (151,577)               (576,008)
 Net annuity transactions                              --                      --                      --
                                             ------------            ------------            ------------
 Net increase (decrease) in net assets
  resulting from unit transactions              1,980,718                 254,136                (545,385)
                                             ------------            ------------            ------------
 Net increase (decrease) in net assets          4,145,416                 711,861                 727,216
NET ASSETS:
 Beginning of year                              3,409,654               1,948,340               6,019,722
                                             ------------            ------------            ------------
 End of year                                   $7,555,070              $2,660,201              $6,746,938
                                             ============            ============            ============

                                                                    HUNTINGTON VA
                                            HUNTINGTON VA              MID CORP
                                             GROWTH FUND             AMERICA FUND
                                             SUB-ACCOUNT             SUB-ACCOUNT
--------------------------------------  ----------------------------------------------
OPERATIONS:
 Net investment income (loss)                    $(34,513)               $(64,552)
 Net realized gain (loss) on security
  transactions                                    (34,997)                (92,700)
 Net realized gain on distributions                    --                      --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                        396,306               1,222,165
                                             ------------            ------------
 Net increase (decrease) in net assets
  resulting from operations                       326,796               1,064,913
                                             ------------            ------------
UNIT TRANSACTIONS:
 Purchases                                        191,028                 110,202
 Net transfers                                    253,633                  63,808
 Surrenders for benefit payments and
  fees                                           (169,873)               (315,785)
 Net annuity transactions                              --                      --
                                             ------------            ------------
 Net increase (decrease) in net assets
  resulting from unit transactions                274,788                (141,775)
                                             ------------            ------------
 Net increase (decrease) in net assets            601,584                 923,138
NET ASSETS:
 Beginning of year                              1,918,602               3,291,053
                                             ------------            ------------
 End of year                                   $2,520,186              $4,214,191
                                             ============            ============

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                              HUNTINGTON VA           HUNTINGTON VA
                                                   NEW                   ROTATING
                                               ECONOMY FUND            MARKETS FUND
                                               SUB-ACCOUNT             SUB-ACCOUNT
----------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                      $(55,076)               $(22,365)
 Net realized gain (loss) on security
  transactions                                     (192,827)                (40,892)
 Net realized gain on distributions                      --                      --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                        1,186,331                 401,027
                                               ------------            ------------
 Net increase (decrease) in net assets
  resulting from operations                         938,428                 337,770
                                               ------------            ------------
UNIT TRANSACTIONS:
 Purchases                                          212,752                   9,848
 Net transfers                                      133,652                    (164)
 Surrenders for benefit payments and
  fees                                             (247,357)                (54,438)
 Net annuity transactions                                --                      --
                                               ------------            ------------
 Net increase (decrease) in net assets
  resulting from unit transactions                   99,047                 (44,754)
                                               ------------            ------------
 Net increase (decrease) in net assets            1,037,475                 293,016
NET ASSETS:
 Beginning of year                                2,815,072               1,149,856
                                               ------------            ------------
 End of year                                     $3,852,547              $1,442,872
                                               ============            ============

THE ACCOMPANYING NOTES ARE AN INTERGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                            HUNTINGTON VA                                   HUNTINGTON VA
                                            INTERNATIONAL           HUNTINGTON VA              MORTGAGE
                                             EQUITY FUND            MACRO 100 FUND         SECURITIES FUND
                                             SUB-ACCOUNT             SUB-ACCOUNT             SUB-ACCOUNT
--------------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                    $(65,031)               $(16,814)               $(41,775)
 Net realized gain (loss) on security
  transactions                                    (80,791)                (37,795)                 (4,862)
 Net realized gain on distributions                    --                      --                      --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      1,379,794                 279,031                 149,100
                                             ------------            ------------            ------------
 Net increase (decrease) in net assets
  resulting from operations                     1,233,972                 224,422                 102,463
                                             ------------            ------------            ------------
UNIT TRANSACTIONS:
 Purchases                                        361,650                  95,170                 271,020
 Net transfers                                    128,682                 108,035                 361,864
 Surrenders for benefit payments and
  fees                                           (290,294)                (96,282)               (199,208)
 Net annuity transactions                              --                      --                      --
                                             ------------            ------------            ------------
 Net increase (decrease) in net assets
  resulting from unit transactions                200,038                 106,923                 433,676
                                             ------------            ------------            ------------
 Net increase (decrease) in net assets          1,434,010                 331,345                 536,139
NET ASSETS:
 Beginning of year                              3,605,752                 943,741               2,494,020
                                             ------------            ------------            ------------
 End of year                                   $5,039,762              $1,275,086              $3,030,159
                                             ============            ============            ============

                                                                     LORD ABBETT
                                            HUNTINGTON VA          AMERICA'S VALUE
                                              SITUS FUND              PORTFOLIO
                                             SUB-ACCOUNT             SUB-ACCOUNT
--------------------------------------  ----------------------------------------------
OPERATIONS:
 Net investment income (loss)                    $(75,979)                $32,563
 Net realized gain (loss) on security
  transactions                                   (137,603)                 (6,917)
 Net realized gain on distributions                    --                      --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      1,454,978                 190,936
                                             ------------            ------------
 Net increase (decrease) in net assets
  resulting from operations                     1,241,396                 216,582
                                             ------------            ------------
UNIT TRANSACTIONS:
 Purchases                                        214,036                 339,820
 Net transfers                                    150,951                 355,773
 Surrenders for benefit payments and
  fees                                           (314,561)                (32,087)
 Net annuity transactions                              --                      --
                                             ------------            ------------
 Net increase (decrease) in net assets
  resulting from unit transactions                 50,426                 663,506
                                             ------------            ------------
 Net increase (decrease) in net assets          1,291,822                 880,088
NET ASSETS:
 Beginning of year                              3,928,069                 676,928
                                             ------------            ------------
 End of year                                   $5,219,891              $1,557,016
                                             ============            ============

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                                                        LORD ABBETT
                                                LORD ABBETT              GROWTH AND
                                              BOND-DEBENTURE               INCOME
                                                 PORTFOLIO               PORTFOLIO
                                                SUB-ACCOUNT             SUB-ACCOUNT
-----------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                       $616,198                $(12,212)
 Net realized gain (loss) on security
  transactions                                        55,023                  47,847
 Net realized gain on distributions                       --                      --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                         2,067,978                 470,839
                                               -------------            ------------
 Net increase (decrease) in net assets
  resulting from operations                        2,739,199                 506,474
                                               -------------            ------------
UNIT TRANSACTIONS:
 Purchases                                         1,721,211                  58,269
 Net transfers                                     3,769,575                 517,031
 Surrenders for benefit payments and
  fees                                              (714,424)               (165,123)
 Net annuity transactions                                 --                      --
                                               -------------            ------------
 Net increase (decrease) in net assets
  resulting from unit transactions                 4,776,362                 410,177
                                               -------------            ------------
 Net increase (decrease) in net assets             7,515,561                 916,651
NET ASSETS:
 Beginning of year                                 5,824,862               1,761,482
                                               -------------            ------------
 End of year                                     $13,340,423              $2,678,133
                                               =============            ============

THE ACCOMPANYING NOTES ARE AN INTERGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                             MFS(R) CORE             MFS(R) GROWTH       MFS(R) GLOBAL
                                            EQUITY SERIES               SERIES           EQUITY SERIES
                                             SUB-ACCOUNT              SUB-ACCOUNT         SUB-ACCOUNT
------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                       $(327)               $(208,808)            $25,357
 Net realized gain (loss) on security
  transactions                                   (401,624)                (384,287)         (1,169,348)
 Net realized gain on distributions                    --                       --                  --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      2,150,493                5,123,885           2,590,260
                                             ------------            -------------       -------------
 Net increase (decrease) in net assets
  resulting from operations                     1,748,542                4,530,790           1,446,269
                                             ------------            -------------       -------------
UNIT TRANSACTIONS:
 Purchases                                         61,839                  222,845              22,950
 Net transfers                                   (179,155)               2,478,365          (1,539,631)
 Surrenders for benefit payments and
  fees                                           (726,663)              (1,177,359)           (596,588)
 Net annuity transactions                              --                       --                (791)
                                             ------------            -------------       -------------
 Net increase (decrease) in net assets
  resulting from unit transactions               (843,979)               1,523,851          (2,114,060)
                                             ------------            -------------       -------------
 Net increase (decrease) in net assets            904,563                6,054,641            (667,791)
NET ASSETS:
 Beginning of year                              6,297,672               12,172,236           7,711,753
                                             ------------            -------------       -------------
 End of year                                   $7,202,235              $18,226,877          $7,043,962
                                             ============            =============       =============

                                                                         MFS(R) INVESTORS
                                                   MFS(R) HIGH                GROWTH
                                                  INCOME SERIES            STOCK SERIES
                                                   SUB-ACCOUNT              SUB-ACCOUNT
--------------------------------------  -----------------------------------------------------
OPERATIONS:
 Net investment income (loss)                        $4,003,993                $(137,951)
 Net realized gain (loss) on security
  transactions                                        1,005,724                 (517,027)
 Net realized gain on distributions                          --                       --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                           19,314,944                4,911,619
                                                  -------------            -------------
 Net increase (decrease) in net assets
  resulting from operations                          24,324,661                4,256,641
                                                  -------------            -------------
UNIT TRANSACTIONS:
 Purchases                                              321,325                   51,163
 Net transfers                                       11,545,101                 (407,476)
 Surrenders for benefit payments and
  fees                                               (6,866,364)              (1,393,304)
 Net annuity transactions                                (7,306)                    (769)
                                                  -------------            -------------
 Net increase (decrease) in net assets
  resulting from unit transactions                    4,992,756               (1,750,386)
                                                  -------------            -------------
 Net increase (decrease) in net assets               29,317,417                2,506,255
NET ASSETS:
 Beginning of year                                   50,853,200               12,665,089
                                                  -------------            -------------
 End of year                                        $80,170,617              $15,171,344
                                                  =============            =============

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                              MFS(R) INVESTORS          MFS(R) MID CAP
                                                TRUST SERIES             GROWTH SERIES
                                                SUB-ACCOUNT               SUB-ACCOUNT
-------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                       $(117,410)               $(308,657)
 Net realized gain (loss) on security
  transactions                                     (2,509,570)              (1,043,378)
 Net realized gain on distributions                        --                       --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                         29,986,418                8,197,707
                                               --------------            -------------
 Net increase (decrease) in net assets
  resulting from operations                        27,359,438                6,845,672
                                               --------------            -------------
UNIT TRANSACTIONS:
 Purchases                                          1,519,951                  146,767
 Net transfers                                        370,567                1,713,793
 Surrenders for benefit payments and
  fees                                            (10,421,777)              (1,984,854)
 Net annuity transactions                              (1,619)                     (55)
                                               --------------            -------------
 Net increase (decrease) in net assets
  resulting from unit transactions                 (8,532,878)                (124,349)
                                               --------------            -------------
 Net increase (decrease) in net assets             18,826,560                6,721,323
NET ASSETS:
 Beginning of year                                116,454,107               17,681,671
                                               --------------            -------------
 End of year                                     $135,280,667              $24,402,994
                                               ==============            =============

THE ACCOMPANYING NOTES ARE AN INTERGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                               MFS(R) NEW          MFS(R) TOTAL        MFS(R) VALUE
                                            DISCOVERY SERIES      RETURN SERIES           SERIES
                                              SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
---------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                   $(1,223,985)          $7,369,140           $(308,475)
 Net realized gain (loss) on security
  transactions                                   (3,865,254)          (7,777,459)           (382,976)
 Net realized gain on distributions                      --                   --                  --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                       37,738,167           56,742,156          15,631,631
                                             --------------       --------------       -------------
 Net increase (decrease) in net assets
  resulting from operations                      32,648,928           56,333,837          14,940,180
                                             --------------       --------------       -------------
UNIT TRANSACTIONS:
 Purchases                                          352,972            3,494,790           3,551,419
 Net transfers                                   (6,019,774)          (2,554,410)          8,545,752
 Surrenders for benefit payments and
  fees                                           (5,104,785)         (33,369,361)         (5,366,898)
 Net annuity transactions                            (3,060)            (102,686)              1,464
                                             --------------       --------------       -------------
 Net increase (decrease) in net assets
  resulting from unit transactions              (10,774,647)         (32,531,667)          6,731,737
                                             --------------       --------------       -------------
 Net increase (decrease) in net assets           21,874,281           23,802,170          21,671,917
NET ASSETS:
 Beginning of year                               58,720,258          380,930,633          66,474,407
                                             --------------       --------------       -------------
 End of year                                    $80,594,539         $404,732,803         $88,146,324
                                             ==============       ==============       =============

                                            MFS(R) RESEARCH          MFS(R) RESEARCH
                                              BOND SERIES         INTERNATIONAL SERIES
                                              SUB-ACCOUNT              SUB-ACCOUNT
--------------------------------------  ------------------------------------------------
OPERATIONS:
 Net investment income (loss)                   $1,181,112                  $25,814
 Net realized gain (loss) on security
  transactions                                     168,740                 (157,731)
 Net realized gain on distributions                     --                       --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                       5,561,195                6,000,794
                                             -------------            -------------
 Net increase (decrease) in net assets
  resulting from operations                      6,911,047                5,868,877
                                             -------------            -------------
UNIT TRANSACTIONS:
 Purchases                                       1,777,229                  171,724
 Net transfers                                  18,296,631                 (890,840)
 Surrenders for benefit payments and
  fees                                          (5,842,904)              (1,719,447)
 Net annuity transactions                            1,379                      664
                                             -------------            -------------
 Net increase (decrease) in net assets
  resulting from unit transactions              14,232,335               (2,437,899)
                                             -------------            -------------
 Net increase (decrease) in net assets          21,143,382                3,430,978
NET ASSETS:
 Beginning of year                              42,252,422               21,061,688
                                             -------------            -------------
 End of year                                   $63,395,804              $24,492,666
                                             =============            =============

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                                                       BLACKROCK
                                             MFS(R) RESEARCH            GLOBAL
                                                  SERIES           GROWTH V.I. FUND
                                               SUB-ACCOUNT            SUB-ACCOUNT
-------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                      $(19,126)               $(569)
 Net realized gain (loss) on security
  transactions                                        1,611                6,826
 Net realized gain on distributions                      --                   --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                          893,303                3,234
                                               ------------            ---------
 Net increase (decrease) in net assets
  resulting from operations                         875,788                9,491
                                               ------------            ---------
UNIT TRANSACTIONS:
 Purchases                                            9,551                   --
 Net transfers                                    2,374,099              (14,936)
 Surrenders for benefit payments and
  fees                                             (298,551)                (113)
 Net annuity transactions                                --                   --
                                               ------------            ---------
 Net increase (decrease) in net assets
  resulting from unit transactions                2,085,099              (15,049)
                                               ------------            ---------
 Net increase (decrease) in net assets            2,960,887               (5,558)
NET ASSETS:
 Beginning of year                                2,224,424               31,960
                                               ------------            ---------
 End of year                                     $5,185,311              $26,402
                                               ============            =========

THE ACCOMPANYING NOTES ARE AN INTERGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                                                  VAN KAMPEN --          VAN KAMPEN --
                                             BLACKROCK          UIF INTERNATIONAL         UIF MID CAP
                                             LARGE CAP            GROWTH EQUITY              GROWTH
                                          GROWTH V.I. FUND          PORTFOLIO              PORTFOLIO
                                            SUB-ACCOUNT            SUB-ACCOUNT            SUB-ACCOUNT
-----------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                   $(9,191)                $(198)                $(22,241)
 Net realized gain (loss) on security
  transactions                                   16,142                  (372)                  22,324
 Net realized gain on distributions                  --                    --                       --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                       95,379                 8,369                  650,071
                                             ----------             ---------             ------------
 Net increase (decrease) in net assets
  resulting from operations                     102,330                 7,799                  650,154
                                             ----------             ---------             ------------
UNIT TRANSACTIONS:
 Purchases                                          340                    --                  284,914
 Net transfers                                  (16,673)                  300                  247,179
 Surrenders for benefit payments and
  fees                                          (79,962)                 (277)                 (53,258)
 Net annuity transactions                            --                    --                       --
                                             ----------             ---------             ------------
 Net increase (decrease) in net assets
  resulting from unit transactions              (96,295)                   23                  478,835
                                             ----------             ---------             ------------
 Net increase (decrease) in net assets            6,035                 7,822                1,128,989
NET ASSETS:
 Beginning of year                              475,749                22,828                  794,251
                                             ----------             ---------             ------------
 End of year                                   $481,784               $30,650               $1,923,240
                                             ==========             =========             ============

                                           VAN KAMPEN --
                                              UIF U.S.          MORGAN STANLEY --
                                           MID CAP VALUE          FOCUS GROWTH
                                             PORTFOLIO              PORTFOLIO
                                            SUB-ACCOUNT            SUB-ACCOUNT
--------------------------------------  -------------------------------------------
OPERATIONS:
 Net investment income (loss)                   $(1,991)               $(103)
 Net realized gain (loss) on security
  transactions                                    2,027                  (44)
 Net realized gain on distributions                  --                   --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      204,651                2,262
                                             ----------              -------
 Net increase (decrease) in net assets
  resulting from operations                     204,687                2,115
                                             ----------              -------
UNIT TRANSACTIONS:
 Purchases                                       24,249                   --
 Net transfers                                  161,493                   --
 Surrenders for benefit payments and
  fees                                          (16,593)                  (4)
 Net annuity transactions                            --                   --
                                             ----------              -------
 Net increase (decrease) in net assets
  resulting from unit transactions              169,149                   (4)
                                             ----------              -------
 Net increase (decrease) in net assets          373,836                2,111
NET ASSETS:
 Beginning of year                              377,827                3,149
                                             ----------              -------
 End of year                                   $751,663               $5,260
                                             ==========              =======

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                  MORGAN STANLEY --       MORGAN STANLEY --
                                       CAPITAL                 MID CAP
                                    OPPORTUNITIES              GROWTH
                                      PORTFOLIO               PORTFOLIO
                                     SUB-ACCOUNT             SUB-ACCOUNT
-----------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)            $(3,176)                 $(192)
 Net realized gain (loss) on
  security transactions                   (2,389)                  (106)
 Net realized gain on
  distributions                               --                     --
 Net unrealized appreciation
  (depreciation) of
  investments during the year             88,728                  5,860
                                      ----------              ---------
 Net increase (decrease) in
  net assets resulting from
  operations                              83,163                  5,562
                                      ----------              ---------
UNIT TRANSACTIONS:
 Purchases                                 7,985                     --
 Net transfers                           (13,798)                    --
 Surrenders for benefit
  payments and fees                      (11,638)                   (59)
 Net annuity transactions                     --                     --
                                      ----------              ---------
 Net increase (decrease) in
  net assets resulting from
  unit transactions                      (17,451)                   (59)
                                      ----------              ---------
 Net increase (decrease) in
  net assets                              65,712                  5,503
NET ASSETS:
 Beginning of year                       131,135                  9,698
                                      ----------              ---------
 End of year                            $196,847                $15,201
                                      ==========              =========

THE ACCOMPANYING NOTES ARE AN INTERGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                                                 MORGAN STANLEY --
                                          MORGAN STANLEY --          DIVIDEND          MORGAN STANLEY --
                                           FLEXIBLE INCOME            GROWTH             GLOBAL EQUITY
                                              PORTFOLIO              PORTFOLIO             PORTFOLIO
                                             SUB-ACCOUNT            SUB-ACCOUNT         SUB-ACCOUNT (F)
----------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                    $2,052                    $2                    $24
 Net realized gain (loss) on security
  transactions                                     (163)                 (194)                (8,679)
 Net realized gain on distributions                  --                    --                    457
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                        4,249                 1,245                  7,789
                                              ---------               -------               --------
 Net increase (decrease) in net assets
  resulting from operations                       6,138                 1,053                   (409)
                                              ---------               -------               --------
UNIT TRANSACTIONS:
 Purchases                                           --                    --                     --
 Net transfers                                      300                   300                 (8,569)
 Surrenders for benefit payments and
  fees                                             (324)                 (239)                  (286)
 Net annuity transactions                            --                    --                     --
                                              ---------               -------               --------
 Net increase (decrease) in net assets
  resulting from unit transactions                  (24)                   61                 (8,855)
                                              ---------               -------               --------
 Net increase (decrease) in net assets            6,114                 1,114                 (9,264)
NET ASSETS:
 Beginning of year                               35,243                 4,818                  9,264
                                              ---------               -------               --------
 End of year                                    $41,357                $5,932                   $ --
                                              =========               =======               ========


                                            MTB LARGE CAP          MTB LARGE CAP
                                           GROWTH FUND II          VALUE FUND II
                                           SUB-ACCOUNT (F)        SUB-ACCOUNT (F)
--------------------------------------  --------------------------------------------
OPERATIONS:
 Net investment income (loss)                      $(852)                 $(112)
 Net realized gain (loss) on security
  transactions                                   (46,498)               (62,490)
 Net realized gain on distributions                   --                     --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                        49,032                 48,744
                                             -----------            -----------
 Net increase (decrease) in net assets
  resulting from operations                        1,682                (13,858)
                                             -----------            -----------
UNIT TRANSACTIONS:
 Purchases                                        25,884                 25,884
 Net transfers                                  (192,478)              (206,234)
 Surrenders for benefit payments and
  fees                                            (2,355)                (2,336)
 Net annuity transactions                             --                     --
                                             -----------            -----------
 Net increase (decrease) in net assets
  resulting from unit transactions              (168,949)              (182,686)
                                             -----------            -----------
 Net increase (decrease) in net assets          (167,267)              (196,544)
NET ASSETS:
 Beginning of year                               167,267                196,544
                                             -----------            -----------
 End of year                                        $ --                   $ --
                                             ===========            ===========

(f)  This fund liquidated April 24, 2009.

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                                                  COLUMBIA MARSICO
                                                                    INTERNATIONAL
                                             MTB MODERATE           OPPORTUNITIES
                                            GROWTH FUND II             VS FUND
                                              SUB-ACCOUNT            SUB-ACCOUNT
--------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                      $(168)                $(30,359)
 Net realized gain (loss) on security
  transactions                                         8                 (800,497)
 Net realized gain on distributions                   83                       --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                         3,039                5,204,749
                                               ---------            -------------
 Net increase (decrease) in net assets
  resulting from operations                        2,962                4,373,893
                                               ---------            -------------
UNIT TRANSACTIONS:
 Purchases                                            --                   41,158
 Net transfers                                     1,233                 (891,026)
 Surrenders for benefit payments and
  fees                                                --               (2,686,350)
 Net annuity transactions                             --                       --
                                               ---------            -------------
 Net increase (decrease) in net assets
  resulting from unit transactions                 1,233               (3,536,218)
                                               ---------            -------------
 Net increase (decrease) in net assets             4,195                  837,675
NET ASSETS:
 Beginning of year                                11,250               14,549,099
                                               ---------            -------------
 End of year                                     $15,445              $15,386,774
                                               =========            =============

THE ACCOMPANYING NOTES ARE AN INTERGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                          COLUMBIA             COLUMBIA MARSICO             COLUMBIA
                                         HIGH YIELD            FOCUSED EQUITIES         ASSET ALLOCATION
                                           VS FUND                  VS FUND                 VS FUND
                                         SUB-ACCOUNT              SUB-ACCOUNT             SUB-ACCOUNT
-----------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)              $1,060,684                $(147,150)                $93,620
 Net realized gain (loss) on security
  transactions                               (269,138)                (152,834)               (248,437)
 Net realized gain on distributions                --                       --                      --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                  3,642,329                2,754,999                 996,485
                                        -------------            -------------            ------------
 Net increase (decrease) in net assets
  resulting from operations                 4,433,875                2,455,015                 841,668
                                        -------------            -------------            ------------
UNIT TRANSACTIONS:
 Purchases                                     38,996                   19,302                   5,504
 Net transfers                               (919,663)                (760,164)                (59,625)
 Surrenders for benefit payments and
  fees                                     (2,429,916)              (1,614,068)               (537,903)
 Net annuity transactions                          --                       --                      --
                                        -------------            -------------            ------------
 Net increase (decrease) in net assets
  resulting from unit transactions         (3,310,583)              (2,354,930)               (592,024)
                                        -------------            -------------            ------------
 Net increase (decrease) in net assets      1,123,292                  100,085                 249,644
NET ASSETS:
 Beginning of year                         12,317,476               11,387,513               4,221,161
                                        -------------            -------------            ------------
 End of year                              $13,440,768              $11,487,598              $4,470,805
                                        =============            =============            ============

                                           COLUMBIA MARSICO         COLUMBIA MARSICO
                                                GROWTH                21ST CENTURY
                                                VS FUND                 VS FUND
                                              SUB-ACCOUNT             SUB-ACCOUNT
--------------------------------------  -----------------------------------------------
OPERATIONS:
 Net investment income (loss)                    $(133,054)               $(65,369)
 Net realized gain (loss) on security
  transactions                                     112,413                  65,825
 Net realized gain on distributions                     --                      --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                       2,133,574                 720,174
                                             -------------            ------------
 Net increase (decrease) in net assets
  resulting from operations                      2,112,933                 720,630
                                             -------------            ------------
UNIT TRANSACTIONS:
 Purchases                                          27,722                  20,557
 Net transfers                                    (538,972)                (78,705)
 Surrenders for benefit payments and
  fees                                          (2,057,498)               (930,517)
 Net annuity transactions                               --                      --
                                             -------------            ------------
 Net increase (decrease) in net assets
  resulting from unit transactions              (2,568,748)               (988,665)
                                             -------------            ------------
 Net increase (decrease) in net assets            (455,815)               (268,035)
NET ASSETS:
 Beginning of year                              10,829,714               3,793,449
                                             -------------            ------------
 End of year                                   $10,373,899              $3,525,414
                                             =============            ============

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                                                       OPPENHEIMER
                                             COLUMBIA MARSICO            CAPITAL
                                               MIDCAP GROWTH           APPRECIATION
                                                  VS FUND                FUND/VA
                                                SUB-ACCOUNT            SUB-ACCOUNT
---------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                      $(285,804)              $(4,924)
 Net realized gain (loss) on security
  transactions                                    (1,328,319)                8,240
 Net realized gain on distributions                       --                    --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                         6,379,484               116,067
                                               -------------            ----------
 Net increase (decrease) in net assets
  resulting from operations                        4,765,361               119,383
                                               -------------            ----------
UNIT TRANSACTIONS:
 Purchases                                            58,741                91,765
 Net transfers                                      (878,650)              243,469
 Surrenders for benefit payments and
  fees                                            (2,609,631)              (23,844)
 Net annuity transactions                                 --                    --
                                               -------------            ----------
 Net increase (decrease) in net assets
  resulting from unit transactions                (3,429,540)              311,390
                                               -------------            ----------
 Net increase (decrease) in net assets             1,335,821               430,773
NET ASSETS:
 Beginning of year                                13,599,147               121,151
                                               -------------            ----------
 End of year                                     $14,934,968              $551,924
                                               =============            ==========

THE ACCOMPANYING NOTES ARE AN INTERGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                                                                           OPPENHEIMER
                                             OPPENHEIMER            OPPENHEIMER            MAIN STREET
                                          GLOBAL SECURITIES         MAIN STREET             SMALL CAP
                                               FUND/VA               FUND(R)/VA             FUND(R)/VA
                                             SUB-ACCOUNT            SUB-ACCOUNT            SUB-ACCOUNT
------------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                      $4,333               $(2,502)               $(46,773)
 Net realized gain (loss) on security
  transactions                                     47,400                 2,182                   4,494
 Net realized gain on distributions               106,679                    --                      --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      1,875,969               165,570               1,546,617
                                             ------------            ----------            ------------
 Net increase (decrease) in net assets
  resulting from operations                     2,034,381               165,250               1,504,338
                                             ------------            ----------            ------------
UNIT TRANSACTIONS:
 Purchases                                        125,085               111,221                 841,864
 Net transfers                                  1,846,559               281,915               1,353,421
 Surrenders for benefit payments and
  fees                                           (288,920)              (39,592)               (260,914)
 Net annuity transactions                              --                    --                      --
                                             ------------            ----------            ------------
 Net increase (decrease) in net assets
  resulting from unit transactions              1,682,724               353,544               1,934,371
                                             ------------            ----------            ------------
 Net increase (decrease) in net assets          3,717,105               518,794               3,438,709
NET ASSETS:
 Beginning of year                              3,625,000               403,550               2,422,359
                                             ------------            ----------            ------------
 End of year                                   $7,342,105              $922,344              $5,861,068
                                             ============            ==========            ============


                                            OPPENHEIMER         PUTNAM VT
                                               VALUE           DIVERSIFIED
                                              FUND/VA          INCOME FUND
                                            SUB-ACCOUNT        SUB-ACCOUNT
--------------------------------------  ----------------------------------------
OPERATIONS:
 Net investment income (loss)                     $(941)           $597,318
 Net realized gain (loss) on security
  transactions                                     (162)             66,101
 Net realized gain on distributions                  --                  --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                       32,789           4,935,768
                                             ----------       -------------
 Net increase (decrease) in net assets
  resulting from operations                      31,686           5,599,187
                                             ----------       -------------
UNIT TRANSACTIONS:
 Purchases                                       20,691           2,946,853
 Net transfers                                   18,009           4,519,499
 Surrenders for benefit payments and
  fees                                           (2,223)           (899,530)
 Net annuity transactions                            --                  --
                                             ----------       -------------
 Net increase (decrease) in net assets
  resulting from unit transactions               36,477           6,566,822
                                             ----------       -------------
 Net increase (decrease) in net assets           68,163          12,166,009
NET ASSETS:
 Beginning of year                               59,582           6,570,180
                                             ----------       -------------
 End of year                                   $127,745         $18,736,189
                                             ==========       =============

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                                                     PUTNAM VT
                                               PUTNAM VT           INTERNATIONAL
                                              GLOBAL ASSET          GROWTH AND
                                            ALLOCATION FUND         INCOME FUND
                                              SUB-ACCOUNT           SUB-ACCOUNT
-----------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                     $10,681                $(910)
 Net realized gain (loss) on security
  transactions                                      5,757                 (102)
 Net realized gain on distributions                    --                   --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                         67,800               16,292
                                               ----------            ---------
 Net increase (decrease) in net assets
  resulting from operations                        84,238               15,280
                                               ----------            ---------
UNIT TRANSACTIONS:
 Purchases                                        146,271                7,340
 Net transfers                                     13,243               14,958
 Surrenders for benefit payments and
  fees                                            (29,580)              (4,946)
 Net annuity transactions                              --                   --
                                               ----------            ---------
 Net increase (decrease) in net assets
  resulting from unit transactions                129,934               17,352
                                               ----------            ---------
 Net increase (decrease) in net assets            214,172               32,632
NET ASSETS:
 Beginning of year                                102,589               40,729
                                               ----------            ---------
 End of year                                     $316,761              $73,361
                                               ==========            =========

THE ACCOMPANYING NOTES ARE AN INTERGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                                                                           JPMORGAN
                                             PUTNAM VT             PUTNAM VT           INSURANCE TRUST
                                           INTERNATIONAL           SMALL CAP               BALANCED
                                            EQUITY FUND            VALUE FUND           PORTFOLIO - 1
                                            SUB-ACCOUNT           SUB-ACCOUNT            SUB-ACCOUNT
----------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                   $(3,646)                $(273)                $26,279
 Net realized gain (loss) on security
  transactions                                    2,287                (4,641)                (33,227)
 Net realized gain on distributions                  --                    --                      --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                       66,529                47,942                 337,192
                                             ----------            ----------            ------------
 Net increase (decrease) in net assets
  resulting from operations                      65,170                43,028                 330,244
                                             ----------            ----------            ------------
UNIT TRANSACTIONS:
 Purchases                                       90,072                49,911                   4,250
 Net transfers                                   64,050                30,187                 494,727
 Surrenders for benefit payments and
  fees                                           (9,313)              (19,050)               (192,555)
 Net annuity transactions                            --                    --                      --
                                             ----------            ----------            ------------
 Net increase (decrease) in net assets
  resulting from unit transactions              144,809                61,048                 306,422
                                             ----------            ----------            ------------
 Net increase (decrease) in net assets          209,979               104,076                 636,666
NET ASSETS:
 Beginning of year                               72,546                75,622               1,299,224
                                             ----------            ----------            ------------
 End of year                                   $282,525              $179,698              $1,935,890
                                             ==========            ==========            ============

                                                JPMORGAN                 JPMORGAN
                                            INSURANCE TRUST          INSURANCE TRUST
                                               CORE BOND               U.S. EQUITY
                                             PORTFOLIO - 1              PORTFOLIO
                                            SUB-ACCOUNT (G)          SUB-ACCOUNT (H)
--------------------------------------  ------------------------------------------------
OPERATIONS:
 Net investment income (loss)                    $5,275,041                 $94,185
 Net realized gain (loss) on security
  transactions                                     (744,654)               (180,401)
 Net realized gain on distributions                 468,896                      --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                          670,148               2,321,983
                                             --------------            ------------
 Net increase (decrease) in net assets
  resulting from operations                       5,669,431               2,235,767
                                             --------------            ------------
UNIT TRANSACTIONS:
 Purchases                                          752,999                  30,144
 Net transfers                                    4,420,450                (119,474)
 Surrenders for benefit payments and
  fees                                           (6,169,979)               (560,067)
 Net annuity transactions                                --                      --
                                             --------------            ------------
 Net increase (decrease) in net assets
  resulting from unit transactions                 (996,530)               (649,397)
                                             --------------            ------------
 Net increase (decrease) in net assets            4,672,901               1,586,370
NET ASSETS:
 Beginning of year                               85,420,029               7,484,287
                                             --------------            ------------
 End of year                                    $90,092,930              $9,070,657
                                             ==============            ============

(g) Effective April 24, 2009, JPMorgan Insurance Trust Government Bond Portfolio - 1 merged with JPMorgan Insurance Trust Core Bond Portfolio - 1.

(h) Formerly JPMorgan Insurance Trust Diversified Equity Portfolio - 1. Change effective May 1, 2009.

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                                 JPMORGAN                JPMORGAN
                                             INSURANCE TRUST          INSURANCE TRUST
                                             INTREPID MID CAP          EQUITY INDEX
                                              PORTFOLIO - 1            PORTFOLIO - 1
                                               SUB-ACCOUNT              SUB-ACCOUNT
-----------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                       $(2,540)                $363,334
 Net realized gain (loss) on security
  transactions                                        3,950                  245,491
 Net realized gain on distributions                      --                       --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                        2,445,899                7,479,845
                                               ------------            -------------
 Net increase (decrease) in net assets
  resulting from operations                       2,447,309                8,088,670
                                               ------------            -------------
UNIT TRANSACTIONS:
 Purchases                                           64,821                  157,179
 Net transfers                                      (76,548)               1,831,037
 Surrenders for benefit payments and
  fees                                             (506,354)              (2,361,948)
 Net annuity transactions                                --                       --
                                               ------------            -------------
 Net increase (decrease) in net assets
  resulting from unit transactions                 (518,081)                (373,732)
                                               ------------            -------------
 Net increase (decrease) in net assets            1,929,228                7,714,938
NET ASSETS:
 Beginning of year                                7,534,356               31,843,554
                                               ------------            -------------
 End of year                                     $9,463,584              $39,558,492
                                               ============            =============

THE ACCOMPANYING NOTES ARE AN INTERGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                                                       JPMORGAN
                                               JPMORGAN             INSURANCE TRUST             JPMORGAN
                                           INSURANCE TRUST            DIVERSIFIED           INSURANCE TRUST
                                           INTREPID GROWTH          MID CAP GROWTH           MID CAP VALUE
                                            PORTFOLIO - 1            PORTFOLIO - 1             PORTFOLIO
                                             SUB-ACCOUNT              SUB-ACCOUNT           SUB-ACCOUNT (I)
---------------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                    $(24,701)               $(147,660)                $55,941
 Net realized gain (loss) on security
  transactions                                     50,628                 (191,364)               (142,767)
 Net realized gain on distributions                    --                       --                      --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                        946,435                3,463,802               1,692,690
                                             ------------            -------------            ------------
 Net increase (decrease) in net assets
  resulting from operations                       972,362                3,124,778               1,605,864
                                             ------------            -------------            ------------
UNIT TRANSACTIONS:
 Purchases                                         15,753                   46,151                  30,967
 Net transfers                                     87,169                  477,731                 (95,929)
 Surrenders for benefit payments and
  fees                                           (187,283)                (749,358)               (511,257)
 Net annuity transactions                              --                       --                      --
                                             ------------            -------------            ------------
 Net increase (decrease) in net assets
  resulting from unit transactions                (84,361)                (225,476)               (576,219)
                                             ------------            -------------            ------------
 Net increase (decrease) in net assets            888,001                2,899,302               1,029,645
NET ASSETS:
 Beginning of year                              2,910,662                7,926,275               6,508,780
                                             ------------            -------------            ------------
 End of year                                   $3,798,663              $10,825,577              $7,538,425
                                             ============            =============            ============


                                           JENNISON 20/20
                                               FOCUS                JENNISON
                                             PORTFOLIO             PORTFOLIO
                                            SUB-ACCOUNT           SUB-ACCOUNT
--------------------------------------  ------------------------------------------
OPERATIONS:
 Net investment income (loss)                   $(3,872)              $(4,260)
 Net realized gain (loss) on security
  transactions                                  (12,072)              (25,126)
 Net realized gain on distributions                  --                    --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      120,217               132,956
                                             ----------            ----------
 Net increase (decrease) in net assets
  resulting from operations                     104,273               103,570
                                             ----------            ----------
UNIT TRANSACTIONS:
 Purchases                                           --                    --
 Net transfers                                  (24,802)                1,233
 Surrenders for benefit payments and
  fees                                          (32,983)              (38,979)
 Net annuity transactions                            --                    --
                                             ----------            ----------
 Net increase (decrease) in net assets
  resulting from unit transactions              (57,785)              (37,746)
                                             ----------            ----------
 Net increase (decrease) in net assets           46,488                65,824
NET ASSETS:
 Beginning of year                              212,539               292,844
                                             ----------            ----------
 End of year                                   $259,027              $358,668
                                             ==========            ==========

(i) Formerly JPMorgan Insurance Trust Diversified Mid Cap Value Portfolio - 1. Change effective May 1, 2009.

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                                                   PRUDENTIAL
                                               PRUDENTIAL            SERIES
                                                 VALUE            INTERNATIONAL
                                               PORTFOLIO             GROWTH
                                              SUB-ACCOUNT          SUB-ACCOUNT
---------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                        $(14)              $(22)
 Net realized gain (loss) on security
  transactions                                    (30,800)               (30)
 Net realized gain on distributions                    --                 --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                         70,740              1,526
                                               ----------            -------
 Net increase (decrease) in net assets
  resulting from operations                        39,926              1,474
                                               ----------            -------
UNIT TRANSACTIONS:
 Purchases                                             --                 --
 Net transfers                                    139,027                 --
 Surrenders for benefit payments and
  fees                                            (55,881)               (18)
 Net annuity transactions                              --                 --
                                               ----------            -------
 Net increase (decrease) in net assets
  resulting from unit transactions                 83,146                (18)
                                               ----------            -------
 Net increase (decrease) in net assets            123,072              1,456
NET ASSETS:
 Beginning of year                                114,639              4,335
                                               ----------            -------
 End of year                                     $237,711             $5,791
                                               ==========            =======

THE ACCOMPANYING NOTES ARE AN INTERGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                            LEGG MASON             LEGG MASON            LEGG MASON
                                            CLEARBRIDGE           CLEARBRIDGE           WESTERN ASSET
                                          VARIABLE EQUITY           VARIABLE           VARIABLE GLOBAL
                                          INCOME BUILDER       FUNDAMENTAL VALUE       HIGH YIELD BOND
                                             PORTFOLIO             PORTFOLIO              PORTFOLIO
                                          SUB-ACCOUNT (J)       SUB-ACCOUNT (K)        SUB-ACCOUNT (L)
--------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                   $1,539                   $(753)              $5,509
 Net realized gain (loss) on security
  transactions                                  (5,047)               (110,969)                 (51)
 Net realized gain on distributions                 --                      --                   --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      19,040                 331,099               24,367
                                             ---------            ------------            ---------
 Net increase (decrease) in net assets
  resulting from operations                     15,532                 219,377               29,825
                                             ---------            ------------            ---------
UNIT TRANSACTIONS:
 Purchases                                          --                     754                   --
 Net transfers                                   7,822                 (48,558)             (13,380)
 Surrenders for benefit payments and
  fees                                         (18,134)               (101,690)              (8,479)
 Net annuity transactions                           --                      --                   --
                                             ---------            ------------            ---------
 Net increase (decrease) in net assets
  resulting from unit transactions             (10,312)               (149,494)             (21,859)
                                             ---------            ------------            ---------
 Net increase (decrease) in net assets           5,220                  69,883                7,966
NET ASSETS:
 Beginning of year                              79,048                 955,897               63,689
                                             ---------            ------------            ---------
 End of year                                   $84,268              $1,025,780              $71,655
                                             =========            ============            =========


                                             LEGG MASON           VAN KAMPEN LIT
                                            CLEARBRIDGE             GROWTH AND
                                         VARIABLE INVESTORS           INCOME
                                             PORTFOLIO              PORTFOLIO
                                          SUB-ACCOUNT (M)          SUB-ACCOUNT
--------------------------------------  --------------------------------------------
OPERATIONS:
 Net investment income (loss)                    $1,374                 $23,401
 Net realized gain (loss) on security
  transactions                                  (14,647)                  3,210
 Net realized gain on distributions                  --                      --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                       78,868                 247,105
                                             ----------            ------------
 Net increase (decrease) in net assets
  resulting from operations                      65,595                 273,716
                                             ----------            ------------
UNIT TRANSACTIONS:
 Purchases                                          870                 106,059
 Net transfers                                   (3,065)                243,670
 Surrenders for benefit payments and
  fees                                          (48,025)                (52,839)
 Net annuity transactions                            --                      --
                                             ----------            ------------
 Net increase (decrease) in net assets
  resulting from unit transactions              (50,220)                296,890
                                             ----------            ------------
 Net increase (decrease) in net assets           15,375                 570,606
NET ASSETS:
 Beginning of year                              336,664                 834,319
                                             ----------            ------------
 End of year                                   $352,039              $1,404,925
                                             ==========            ============

(j) Formerly Legg Mason Partners Variable Capital and Income Portfolio. Change effective November 2, 2009.

(k) Formerly Legg Mason Partners Variable Fundamental Value Portfolio. Change effective November 2, 2009.

(l) Formerly Legg Mason Partners Variable Global High Yield Bond Portfolio. Change effective November 2, 2009.

(m) Formerly Legg Mason Partners Variable Investors Portfolio. Change effective November 2, 2009.

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                                              WELLS FARGO
                                           VAN KAMPEN LIT    ADVANTAGE VT
                                              COMSTOCK           ASSET
                                             PORTFOLIO      ALLOCATION FUND
                                            SUB-ACCOUNT       SUB-ACCOUNT
---------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                   $7,203              $20
 Net realized gain (loss) on security
  transactions                                  (6,848)               3
 Net realized gain on distributions                 --               --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      74,477            1,257
                                              --------          -------
 Net increase (decrease) in net assets
  resulting from operations                     74,832            1,280
                                              --------          -------
UNIT TRANSACTIONS:
 Purchases                                          --               --
 Net transfers                                     196               --
 Surrenders for benefit payments and
  fees                                         (11,112)              (1)
 Net annuity transactions                           --               --
                                              --------          -------
 Net increase (decrease) in net assets
  resulting from unit transactions             (10,916)              (1)
                                              --------          -------
 Net increase (decrease) in net assets          63,916            1,279
NET ASSETS:
 Beginning of year                             298,231            9,592
                                              --------          -------
 End of year                                  $362,147          $10,871
                                              ========          =======

THE ACCOMPANYING NOTES ARE AN INTERGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                           WELLS FARGO      WELLS FARGO     WELLS FARGO
                                           ADVANTAGE VT    ADVANTAGE VT     ADVANTAGE VT
                                           TOTAL RETURN       EQUITY       C&B LARGE CAP
                                            BOND FUND       INCOME FUND      VALUE FUND
                                           SUB-ACCOUNT      SUB-ACCOUNT     SUB-ACCOUNT
-----------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                   $290              $72              $7
 Net realized gain (loss) on security
  transactions                                    --           (2,030)             42
 Net realized gain on distributions               39               --              --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                       578            4,212           2,632
                                              ------          -------          ------
 Net increase (decrease) in net assets
  resulting from operations                      907            2,254           2,681
                                              ------          -------          ------
UNIT TRANSACTIONS:
 Purchases                                        --               --           1,816
 Net transfers                                    --              747             121
 Surrenders for benefit payments and
  fees                                             3           (2,973)             (5)
 Net annuity transactions                         --               --              --
                                              ------          -------          ------
 Net increase (decrease) in net assets
  resulting from unit transactions                 3           (2,226)          1,932
                                              ------          -------          ------
 Net increase (decrease) in net assets           910               28           4,613
NET ASSETS:
 Beginning of year                             8,659           17,249           5,019
                                              ------          -------          ------
 End of year                                  $9,569          $17,277          $9,632
                                              ======          =======          ======

                                           WELLS FARGO     WELLS FARGO
                                           ADVANTAGE VT    ADVANTAGE VT
                                          INTERNATIONAL   LARGE COMPANY
                                            CORE FUND      GROWTH FUND
                                           SUB-ACCOUNT     SUB-ACCOUNT
----------------------------------------  ------------------------------
OPERATIONS:
 Net investment income (loss)                    $98            $(91)
 Net realized gain (loss) on security
  transactions                                   (11)           (116)
 Net realized gain on distributions               --              --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                       891           2,346
                                              ------          ------
 Net increase (decrease) in net assets
  resulting from operations                      978           2,139
                                              ------          ------
UNIT TRANSACTIONS:
 Purchases                                        --              --
 Net transfers                                   718            (151)
 Surrenders for benefit payments and
  fees                                            (5)             (5)
 Net annuity transactions                         --              --
                                              ------          ------
 Net increase (decrease) in net assets
  resulting from unit transactions               713            (156)
                                              ------          ------
 Net increase (decrease) in net assets         1,691           1,983
NET ASSETS:
 Beginning of year                             7,162           5,418
                                              ------          ------
 End of year                                  $8,853          $7,401
                                              ======          ======

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                              WELLS FARGO
                                             ADVANTAGE VT
                                               SMALL CAP
                                              GROWTH FUND
                                              SUB-ACCOUNT
-------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                      $(158)
 Net realized gain (loss) on security
  transactions                                       181
 Net realized gain on distributions                   --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                         4,072
                                               ---------
 Net increase (decrease) in net assets
  resulting from operations                        4,095
                                               ---------
UNIT TRANSACTIONS:
 Purchases                                         1,060
 Net transfers                                      (780)
 Surrenders for benefit payments and
  fees                                                (8)
 Net annuity transactions                             --
                                               ---------
 Net increase (decrease) in net assets
  resulting from unit transactions                   272
                                               ---------
 Net increase (decrease) in net assets             4,367
NET ASSETS:
 Beginning of year                                 6,505
                                               ---------
 End of year                                     $10,872
                                               =========

THE ACCOMPANYING NOTES ARE AN INTERGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                                                 RIDGEWORTH              RIDGEWORTH
                                                               VARIABLE TRUST          VARIABLE TRUST
                                           WELLS FARGO            LARGE CAP               LARGE CAP
                                          ADVANTAGE VT             GROWTH                   CORE
                                         DISCOVERY FUND          STOCK FUND              EQUITY FUND
                                           SUB-ACCOUNT         SUB-ACCOUNT (F)         SUB-ACCOUNT (F)
---------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                   $(29)                 $10,691                 $1,431
 Net realized gain (loss) on security
  transactions                                    (3)              (2,397,350)              (302,070)
 Net realized gain on distributions               --                       --                     --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                       756                2,376,703                261,261
                                             -------            -------------            -----------
 Net increase (decrease) in net assets
  resulting from operations                      724                   (9,956)               (39,378)
                                             -------            -------------            -----------
UNIT TRANSACTIONS:
 Purchases                                        --                     (615)                    --
 Net transfers                                    --               (3,368,276)              (626,184)
 Surrenders for benefit payments and
  fees                                           (13)                (148,435)               (49,419)
 Net annuity transactions                         --                       --                     --
                                             -------            -------------            -----------
 Net increase (decrease) in net assets
  resulting from unit transactions               (13)              (3,517,326)              (675,603)
                                             -------            -------------            -----------
 Net increase (decrease) in net assets           711               (3,527,282)              (714,981)
NET ASSETS:
 Beginning of year                             1,898                3,527,282                714,981
                                             -------            -------------            -----------
 End of year                                  $2,609                     $ --                   $ --
                                             =======            =============            ===========

                                                                     RIDGEWORTH
                                             RIDGEWORTH            VARIABLE TRUST
                                           VARIABLE TRUST             LARGE CAP
                                            MID-CAP CORE                VALUE
                                             EQUITY FUND             EQUITY FUND
                                           SUB-ACCOUNT (F)         SUB-ACCOUNT (F)
--------------------------------------  ----------------------------------------------
OPERATIONS:
 Net investment income (loss)                     $2,692                  $21,050
 Net realized gain (loss) on security
  transactions                                  (623,363)              (1,737,139)
 Net realized gain on distributions                   --                       --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                       598,561                1,463,373
                                             -----------            -------------
 Net increase (decrease) in net assets
  resulting from operations                      (22,110)                (252,716)
                                             -----------            -------------
UNIT TRANSACTIONS:
 Purchases                                           195                    2,340
 Net transfers                                  (877,380)              (3,264,441)
 Surrenders for benefit payments and
  fees                                           (53,592)                (146,615)
 Net annuity transactions                             --                       --
                                             -----------            -------------
 Net increase (decrease) in net assets
  resulting from unit transactions              (930,777)              (3,408,716)
                                             -----------            -------------
 Net increase (decrease) in net assets          (952,887)              (3,661,432)
NET ASSETS:
 Beginning of year                               952,887                3,661,432
                                             -----------            -------------
 End of year                                        $ --                     $ --
                                             ===========            =============

(f)  This fund liquidated April 24, 2009.

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 2008

-------------------------------------------------------------------------------

                                           ALLIANCEBERNSTEIN VPS      ALLIANCEBERNSTEIN VPS
                                              BALANCED WEALTH             INTERNATIONAL
                                             STRATEGY PORTFOLIO          VALUE PORTFOLIO
                                              SUB-ACCOUNT (A)            SUB-ACCOUNT (A)
---------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                         $4,562                   $(18,903)
 Net realized gain (loss) on security
  transactions                                            44                    (19,363)
 Net realized gain on distributions                       --                         --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                          (174,855)                (1,364,421)
                                                ------------              -------------
 Net increase (decrease) in net assets
  resulting from operations                         (170,249)                (1,402,687)
                                                ------------              -------------
UNIT TRANSACTIONS:
 Purchases                                           468,810                  2,554,188
 Net transfers                                       910,518                  2,342,527
 Surrenders for benefit payments and
  fees                                               (11,442)                   (50,165)
 Net annuity transactions                                 --                         --
                                                ------------              -------------
 Net increase (decrease) in net assets
  resulting from unit transactions                 1,367,886                  4,846,550
                                                ------------              -------------
 Net increase (decrease) in net assets             1,197,637                  3,443,863
NET ASSETS:
 Beginning of year                                        --                         --
                                                ------------              -------------
 End of year                                      $1,197,637                 $3,443,863
                                                ============              =============

(a)  From inception May 1, 2008 to December 31, 2008.

THE ACCOMPANYING NOTES ARE AN INTERGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                          ALLIANCEBERNSTEIN VPS                               ALLIANCEBERNSTEIN VPS
                                              SMALL/MID-CAP         ALLIANCEBERNSTEIN VPS         INTERNATIONAL
                                             VALUE PORTFOLIO           VALUE PORTFOLIO           GROWTH PORTFOLIO
                                             SUB-ACCOUNT (A)           SUB-ACCOUNT (A)           SUB-ACCOUNT (A)
---------------------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                      $(3,279)                    $(616)                   $(4,480)
 Net realized gain (loss) on security
  transactions                                        (419)                     (184)                     1,447
 Net realized gain on distributions                     --                        --                         --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                        (169,854)                  (28,098)                  (266,577)
                                               -----------                ----------               ------------
 Net increase (decrease) in net assets
  resulting from operations                       (173,552)                  (28,898)                  (269,610)
                                               -----------                ----------               ------------
UNIT TRANSACTIONS:
 Purchases                                         379,671                    92,271                    457,237
 Net transfers                                     372,447                    27,436                    587,226
 Surrenders for benefit payments and
  fees                                             (10,210)                   (1,895)                    (5,620)
 Net annuity transactions                               --                        --                         --
                                               -----------                ----------               ------------
 Net increase (decrease) in net assets
  resulting from unit transactions                 741,908                   117,812                  1,038,843
                                               -----------                ----------               ------------
 Net increase (decrease) in net assets             568,356                    88,914                    769,233
NET ASSETS:
 Beginning of year                                      --                        --                         --
                                               -----------                ----------               ------------
 End of year                                      $568,356                   $88,914                   $769,233
                                               ===========                ==========               ============

                                           AIM V.I.                  AIM V.I.
                                            BASIC                    CAPITAL
                                          VALUE FUND            APPRECIATION FUND
                                         SUB-ACCOUNT               SUB-ACCOUNT
--------------------------------------  ---------------------------------------------
OPERATIONS:
 Net investment income (loss)                $(586,593)                $(534,418)
 Net realized gain (loss) on security
  transactions                                (148,954)                 (547,793)
 Net realized gain on distributions         10,509,917                        --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                 (48,829,594)              (14,401,749)
                                        --------------            --------------
 Net increase (decrease) in net assets
  resulting from operations                (39,055,224)              (15,483,960)
                                        --------------            --------------
UNIT TRANSACTIONS:
 Purchases                                     802,294                   796,198
 Net transfers                              (3,933,868)               (2,493,298)
 Surrenders for benefit payments and
  fees                                      (6,078,582)               (3,771,538)
 Net annuity transactions                        2,025                        --
                                        --------------            --------------
 Net increase (decrease) in net assets
  resulting from unit transactions          (9,208,131)               (5,468,638)
                                        --------------            --------------
 Net increase (decrease) in net assets     (48,263,355)              (20,952,598)
NET ASSETS:
 Beginning of year                          81,979,199                39,709,942
                                        --------------            --------------
 End of year                               $33,715,844               $18,757,344
                                        ==============            ==============

(a)  From inception May 1, 2008 to December 31, 2008.

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2008

-------------------------------------------------------------------------------

                                             AIM V.I.                  AIM V.I.
                                               CORE                   GOVERNMENT
                                           EQUITY FUND             SECURITIES FUND
                                           SUB-ACCOUNT               SUB-ACCOUNT
---------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                   $189,672                $8,016,871
 Net realized gain (loss) on security
  transactions                                   (54,957)                  551,535
 Net realized gain on distributions                   --                        --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                   (34,782,165)               28,107,906
                                          --------------            --------------
 Net increase (decrease) in net assets
  resulting from operations                  (34,647,450)               36,676,312
                                          --------------            --------------
UNIT TRANSACTIONS:
 Purchases                                     1,773,650                11,770,960
 Net transfers                                (6,633,387)               82,331,963
 Surrenders for benefit payments and
  fees                                        (8,507,062)              (35,590,404)
 Net annuity transactions                         (3,282)                   (8,022)
                                          --------------            --------------
 Net increase (decrease) in net assets
  resulting from unit transactions           (13,370,081)               58,504,497
                                          --------------            --------------
 Net increase (decrease) in net assets       (48,017,531)               95,180,809
NET ASSETS:
 Beginning of year                           118,284,738               315,462,288
                                          --------------            --------------
 End of year                                 $70,267,207              $410,643,097
                                          ==============            ==============

THE ACCOMPANYING NOTES ARE AN INTERGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                               AIM V.I.            AIM V.I.             AIM V.I.
                                                 HIGH           INTERNATIONAL         MID CAP CORE
                                              YIELD FUND         GROWTH FUND          EQUITY FUND
                                             SUB-ACCOUNT         SUB-ACCOUNT          SUB-ACCOUNT
--------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                     $70,781            $(815,837)           $(315,662)
 Net realized gain (loss) on security
  transactions                                    (35,515)          (1,459,079)           1,934,350
 Net realized gain on distributions                    --            1,038,789           10,909,748
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                       (351,544)         (36,231,702)         (44,844,227)
                                             ------------       --------------       --------------
 Net increase (decrease) in net assets
  resulting from operations                      (316,278)         (37,467,829)         (32,315,791)
                                             ------------       --------------       --------------
UNIT TRANSACTIONS:
 Purchases                                          6,783            8,036,925            1,397,015
 Net transfers                                   (114,345)          15,711,004           (6,357,431)
 Surrenders for benefit payments and
  fees                                           (144,354)          (5,967,320)          (9,452,720)
 Net annuity transactions                              --                1,981                4,246
                                             ------------       --------------       --------------
 Net increase (decrease) in net assets
  resulting from unit transactions               (251,916)          17,782,590          (14,408,890)
                                             ------------       --------------       --------------
 Net increase (decrease) in net assets           (568,194)         (19,685,239)         (46,724,681)
NET ASSETS:
 Beginning of year                              1,309,653           75,959,529          118,825,638
                                             ------------       --------------       --------------
 End of year                                     $741,459          $56,274,290          $72,100,957
                                             ============       ==============       ==============

                                           AIM V.I.             AIM V.I.
                                          SMALL CAP            LARGE CAP
                                         EQUITY FUND          GROWTH FUND
                                         SUB-ACCOUNT          SUB-ACCOUNT
--------------------------------------  ----------------------------------------
OPERATIONS:
 Net investment income (loss)                $(658,464)           $(350,260)
 Net realized gain (loss) on security
  transactions                                (524,074)            (174,908)
 Net realized gain on distributions            135,257                   --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                 (13,293,457)          (8,559,247)
                                        --------------       --------------
 Net increase (decrease) in net assets
  resulting from operations                (14,340,738)          (9,084,415)
                                        --------------       --------------
UNIT TRANSACTIONS:
 Purchases                                   3,867,755              924,071
 Net transfers                              11,848,362           (1,283,388)
 Surrenders for benefit payments and
  fees                                      (3,013,559)          (2,211,570)
 Net annuity transactions                       11,615                  792
                                        --------------       --------------
 Net increase (decrease) in net assets
  resulting from unit transactions          12,714,173           (2,570,095)
                                        --------------       --------------
 Net increase (decrease) in net assets      (1,626,565)         (11,654,510)
NET ASSETS:
 Beginning of year                          33,071,587           24,397,254
                                        --------------       --------------
 End of year                               $31,445,022          $12,742,744
                                        ==============       ==============

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2008

-------------------------------------------------------------------------------

                                                AIM V.I.             AMERICAN FUNDS
                                                 CAPITAL                 GLOBAL
                                            DEVELOPMENT FUND            BOND FUND
                                               SUB-ACCOUNT             SUB-ACCOUNT
----------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                     $(13,476)              $2,484,833
 Net realized gain (loss) on security
  transactions                                    (204,603)                (768,184)
 Net realized gain on distributions                 99,673                   29,191
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                        (364,126)              (2,710,220)
                                               -----------            -------------
 Net increase (decrease) in net assets
  resulting from operations                       (482,532)                (964,380)
                                               -----------            -------------
UNIT TRANSACTIONS:
 Purchases                                         110,275                3,039,490
 Net transfers                                     727,771               55,083,697
 Surrenders for benefit payments and
  fees                                             (19,397)              (6,398,129)
 Net annuity transactions                               --                       --
                                               -----------            -------------
 Net increase (decrease) in net assets
  resulting from unit transactions                 818,649               51,725,058
                                               -----------            -------------
 Net increase (decrease) in net assets             336,117               50,760,678
NET ASSETS:
 Beginning of year                                 189,153               30,855,370
                                               -----------            -------------
 End of year                                      $525,270              $81,616,048
                                               ===========            =============

THE ACCOMPANYING NOTES ARE AN INTERGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                            AMERICAN FUNDS                            AMERICAN FUNDS
                                                GLOBAL          AMERICAN FUNDS          BLUE CHIP
                                              GROWTH AND             ASSET              INCOME AND
                                             INCOME FUND        ALLOCATION FUND        GROWTH FUND
                                             SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
---------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                     $335,477           $2,574,148            $300,081
 Net realized gain (loss) on security
  transactions                                  (3,501,083)          (5,520,367)           (588,600)
 Net realized gain on distributions                980,131           17,491,070          12,568,207
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                     (63,489,579)        (160,790,126)        (95,097,292)
                                            --------------      ---------------       -------------
 Net increase (decrease) in net assets
  resulting from operations                    (65,675,054)        (146,245,275)        (82,817,604)
                                            --------------      ---------------       -------------
UNIT TRANSACTIONS:
 Purchases                                       8,033,833            9,119,347           4,299,442
 Net transfers                                  19,210,716          (19,343,471)         (9,972,509)
 Surrenders for benefit payments and
  fees                                          (8,417,005)         (44,820,937)        (15,833,778)
 Net annuity transactions                            3,381              (25,346)             (7,841)
                                            --------------      ---------------       -------------
 Net increase (decrease) in net assets
  resulting from unit transactions              18,830,925          (55,070,407)        (21,514,686)
                                            --------------      ---------------       -------------
 Net increase (decrease) in net assets         (46,844,129)        (201,315,682)       (104,332,290)
NET ASSETS:
 Beginning of year                             134,512,390          501,772,240         233,620,876
                                            --------------      ---------------       -------------
 End of year                                   $87,668,261         $300,456,558        $129,288,586
                                            ==============      ===============       =============


                                                                       AMERICAN FUNDS
                                             AMERICAN FUNDS                GLOBAL
                                               BOND FUND                GROWTH FUND
                                              SUB-ACCOUNT               SUB-ACCOUNT
--------------------------------------  --------------------------------------------------
OPERATIONS:
 Net investment income (loss)                   $12,603,295                  $(71,447)
 Net realized gain (loss) on security
  transactions                                   (2,473,755)               (1,460,980)
 Net realized gain on distributions                 896,865                11,024,533
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      (51,032,009)              (70,662,030)
                                             --------------            --------------
 Net increase (decrease) in net assets
  resulting from operations                     (40,005,604)              (61,169,924)
                                             --------------            --------------
UNIT TRANSACTIONS:
 Purchases                                        7,700,726                 4,911,221
 Net transfers                                    6,968,156                (5,457,903)
 Surrenders for benefit payments and
  fees                                          (34,904,588)              (10,347,784)
 Net annuity transactions                           (29,352)                  (12,157)
                                             --------------            --------------
 Net increase (decrease) in net assets
  resulting from unit transactions              (20,265,058)              (10,906,623)
                                             --------------            --------------
 Net increase (decrease) in net assets          (60,270,662)              (72,076,547)
NET ASSETS:
 Beginning of year                              365,606,275               159,001,257
                                             --------------            --------------
 End of year                                   $305,335,613               $86,924,710
                                             ==============            ==============

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2008

-------------------------------------------------------------------------------

                                           AMERICAN FUNDS              AMERICAN FUNDS
                                            GROWTH FUND              GROWTH-INCOME FUND
                                            SUB-ACCOUNT                 SUB-ACCOUNT
-------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                 $(10,298,725)                  $(880,464)
 Net realized gain (loss) on security
  transactions                                  (4,432,115)                 (8,747,696)
 Net realized gain on distributions            119,559,907                  65,427,563
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                    (674,837,722)               (510,650,771)
                                          ----------------            ----------------
 Net increase (decrease) in net assets
  resulting from operations                   (570,008,655)               (454,851,368)
                                          ----------------            ----------------
UNIT TRANSACTIONS:
 Purchases                                      30,681,592                  27,148,084
 Net transfers                                   6,461,237                  14,593,982
 Surrenders for benefit payments and
  fees                                         (87,778,989)                (85,211,765)
 Net annuity transactions                          (15,482)                    (65,666)
                                          ----------------            ----------------
 Net increase (decrease) in net assets
  resulting from unit transactions             (50,651,642)                (43,535,365)
                                          ----------------            ----------------
 Net increase (decrease) in net assets        (620,660,297)               (498,386,733)
NET ASSETS:
 Beginning of year                           1,294,497,680               1,177,011,167
                                          ----------------            ----------------
 End of year                                  $673,837,383                $678,624,434
                                          ================            ================

THE ACCOMPANYING NOTES ARE AN INTERGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                                                                                  AMERICAN FUNDS
                                             AMERICAN FUNDS             AMERICAN FUNDS             GLOBAL SMALL
                                           INTERNATIONAL FUND           NEW WORLD FUND         CAPITALIZATION FUND
                                               SUB-ACCOUNT               SUB-ACCOUNT               SUB-ACCOUNT
---------------------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                       $366,313                 $(436,282)              $(1,934,322)
 Net realized gain (loss) on security
  transactions                                    (2,754,617)               (4,512,576)               (1,930,832)
 Net realized gain on distributions               41,165,265                 9,554,182                15,081,521
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      (199,517,067)              (66,134,719)              (86,480,303)
                                             ---------------            --------------            --------------
 Net increase (decrease) in net assets
  resulting from operations                     (160,740,106)              (61,529,395)              (75,263,936)
                                             ---------------            --------------            --------------
UNIT TRANSACTIONS:
 Purchases                                         8,716,379                 4,604,293                 3,366,854
 Net transfers                                    (6,196,040)               (3,798,221)              (13,107,387)
 Surrenders for benefit payments and
  fees                                           (23,525,865)               (8,523,358)               (8,427,586)
 Net annuity transactions                            (28,209)                     (707)                      637
                                             ---------------            --------------            --------------
 Net increase (decrease) in net assets
  resulting from unit transactions               (21,033,735)               (7,717,993)              (18,167,482)
                                             ---------------            --------------            --------------
 Net increase (decrease) in net assets          (181,773,841)              (69,247,388)              (93,431,418)
NET ASSETS:
 Beginning of year                               382,340,934               140,998,528               152,453,939
                                             ---------------            --------------            --------------
 End of year                                    $200,567,093               $71,751,140               $59,022,521
                                             ===============            ==============            ==============

                                                BB&T                  BB&T
                                               MID CAP           CAPITAL MANAGER
                                             GROWTH VIF            EQUITY VIF
                                           SUB-ACCOUNT (A)       SUB-ACCOUNT (A)
--------------------------------------  ------------------------------------------
OPERATIONS:
 Net investment income (loss)                    $(1,159)                $2
 Net realized gain (loss) on security
  transactions                                      (293)                --
 Net realized gain on distributions               37,903                 --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      (127,947)                 5
                                             -----------              -----
 Net increase (decrease) in net assets
  resulting from operations                      (91,496)                 7
                                             -----------              -----
UNIT TRANSACTIONS:
 Purchases                                       205,739                 --
 Net transfers                                    31,385                209
 Surrenders for benefit payments and
  fees                                              (596)                --
 Net annuity transactions                             --                 --
                                             -----------              -----
 Net increase (decrease) in net assets
  resulting from unit transactions               236,528                209
                                             -----------              -----
 Net increase (decrease) in net assets           145,032                216
NET ASSETS:
 Beginning of year                                    --                 --
                                             -----------              -----
 End of year                                    $145,032               $216
                                             ===========              =====

(a)  From inception May 1, 2008 to December 31, 2008.

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2008

-------------------------------------------------------------------------------

                                                                        BB&T
                                                                      SPECIAL
                                                 BB&T              OPPORTUNITIES
                                             LARGE CAP VIF           EQUITY VIF
                                            SUB-ACCOUNT (A)       SUB-ACCOUNT (A)
-------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                        $72                 $(5,975)
 Net realized gain (loss) on security
  transactions                                       (10)                 (7,215)
 Net realized gain on distributions                3,047                  34,836
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                        (7,089)               (419,419)
                                               ---------            ------------
 Net increase (decrease) in net assets
  resulting from operations                       (3,980)               (397,773)
                                               ---------            ------------
UNIT TRANSACTIONS:
 Purchases                                        14,029               1,331,217
 Net transfers                                        --                 238,241
 Surrenders for benefit payments and
  fees                                                --                 (13,525)
 Net annuity transactions                             --                      --
                                               ---------            ------------
 Net increase (decrease) in net assets
  resulting from unit transactions                14,029               1,555,933
                                               ---------            ------------
 Net increase (decrease) in net assets            10,049               1,158,160
NET ASSETS:
 Beginning of year                                    --                      --
                                               ---------            ------------
 End of year                                     $10,049              $1,158,160
                                               =========            ============

(a)  From inception May 1, 2008 to December 31, 2008.

THE ACCOMPANYING NOTES ARE AN INTERGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                                                                               COLUMBIA
                                                BB&T                 COLUMBIA               SMALL COMPANY
                                            TOTAL RETURN         ASSET ALLOCATION               GROWTH
                                              BOND VIF                VS FUND                  VS FUND
                                          SUB-ACCOUNT (A)           SUB-ACCOUNT              SUB-ACCOUNT
---------------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                    $5,807                  $81,715                 $(288,471)
 Net realized gain (loss) on security
  transactions                                   (2,005)                (361,397)                 (430,594)
 Net realized gain on distributions                  --                  733,468                 1,693,554
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                        8,263               (2,500,394)               (7,941,741)
                                             ----------            -------------            --------------
 Net increase (decrease) in net assets
  resulting from operations                      12,065               (2,046,608)               (6,967,252)
                                             ----------            -------------            --------------
UNIT TRANSACTIONS:
 Purchases                                      424,242                    7,616                    26,791
 Net transfers                                  143,065                  122,509                  (855,404)
 Surrenders for benefit payments and
  fees                                          (10,163)              (1,685,491)               (3,334,762)
 Net annuity transactions                            --                       --                        --
                                             ----------            -------------            --------------
 Net increase (decrease) in net assets
  resulting from unit transactions              557,144               (1,555,366)               (4,163,375)
                                             ----------            -------------            --------------
 Net increase (decrease) in net assets          569,209               (3,601,974)              (11,130,627)
NET ASSETS:
 Beginning of year                                   --                7,823,135                19,752,130
                                             ----------            -------------            --------------
 End of year                                   $569,209               $4,221,161                $8,621,503
                                             ==========            =============            ==============


                                               COLUMBIA              EVERGREEN VA
                                            LARGE CAP VALUE       DIVERSIFIED CAPITAL
                                                VS FUND              BUILDER FUND
                                              SUB-ACCOUNT           SUB-ACCOUNT (B)
--------------------------------------  ----------------------------------------------
OPERATIONS:
 Net investment income (loss)                      $71,724               $(11,164)
 Net realized gain (loss) on security
  transactions                                    (896,735)               (62,818)
 Net realized gain on distributions              3,561,664                     --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                     (13,576,084)              (303,445)
                                             -------------            -----------
 Net increase (decrease) in net assets
  resulting from operations                    (10,839,431)              (377,427)
                                             -------------            -----------
UNIT TRANSACTIONS:
 Purchases                                          30,008                111,187
 Net transfers                                  (1,487,781)                67,730
 Surrenders for benefit payments and
  fees                                          (5,808,305)               (71,755)
 Net annuity transactions                               --                     --
                                             -------------            -----------
 Net increase (decrease) in net assets
  resulting from unit transactions              (7,266,078)               107,162
                                             -------------            -----------
 Net increase (decrease) in net assets         (18,105,509)              (270,265)
NET ASSETS:
 Beginning of year                              33,056,589                733,475
                                             -------------            -----------
 End of year                                   $14,951,080               $463,210
                                             =============            ===========

(a)  From inception May 1, 2008 to December 31, 2008.

(b) Formerly Evergreen VA Balanced Fund. Change effective May 30, 2008.

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2008

-------------------------------------------------------------------------------

                                                                        EVERGREEN VA
                                               EVERGREEN VA             INTERNATIONAL
                                                GROWTH FUND              EQUITY FUND
                                                SUB-ACCOUNT              SUB-ACCOUNT
------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                       $(34,442)                $(38,481)
 Net realized gain (loss) on security
  transactions                                       (55,316)                 (26,200)
 Net realized gain on distributions                       --                   54,226
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                          (938,643)              (1,145,568)
                                               -------------            -------------
 Net increase (decrease) in net assets
  resulting from operations                       (1,028,401)              (1,156,023)
                                               -------------            -------------
UNIT TRANSACTIONS:
 Purchases                                            43,453                  205,287
 Net transfers                                       (12,065)                 491,770
 Surrenders for benefit payments and
  fees                                               (53,218)                (112,776)
 Net annuity transactions                               (326)                      --
                                               -------------            -------------
 Net increase (decrease) in net assets
  resulting from unit transactions                   (22,156)                 584,281
                                               -------------            -------------
 Net increase (decrease) in net assets            (1,050,557)                (571,742)
NET ASSETS:
 Beginning of year                                 2,407,327                2,297,560
                                               -------------            -------------
 End of year                                      $1,356,770               $1,725,818
                                               =============            =============

THE ACCOMPANYING NOTES ARE AN INTERGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                                              EVERGREEN VA             EVERGREEN VA
                                            EVERGREEN VA         SPECIAL               FUNDAMENTAL
                                             OMEGA FUND        VALUES FUND            LARGE CAP FUND
                                            SUB-ACCOUNT        SUB-ACCOUNT             SUB-ACCOUNT
--------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                   $(2,998)          $(102,922)                $28,511
 Net realized gain (loss) on security
  transactions                                   (1,247)           (425,950)                (12,428)
 Net realized gain on distributions                  --                  --                      --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      (58,519)         (5,695,557)               (869,718)
                                             ----------       -------------            ------------
 Net increase (decrease) in net assets
  resulting from operations                     (62,764)         (6,224,429)               (853,635)
                                             ----------       -------------            ------------
UNIT TRANSACTIONS:
 Purchases                                       12,850             907,997               1,275,562
 Net transfers                                  (12,361)            198,155               1,909,237
 Surrenders for benefit payments and
  fees                                          (31,004)           (901,010)                (85,473)
 Net annuity transactions                            --                (321)                     --
                                             ----------       -------------            ------------
 Net increase (decrease) in net assets
  resulting from unit transactions              (30,515)            204,821               3,099,326
                                             ----------       -------------            ------------
 Net increase (decrease) in net assets          (93,279)         (6,019,608)              2,245,691
NET ASSETS:
 Beginning of year                              254,676          18,670,161                 986,814
                                             ----------       -------------            ------------
 End of year                                   $161,397         $12,650,553              $3,232,505
                                             ==========       =============            ============

                                            FIDELITY VIP            FIDELITY VIP
                                               GROWTH               CONTRAFUND(R)
                                              PORTFOLIO               PORTFOLIO
                                           SUB-ACCOUNT (A)         SUB-ACCOUNT (A)
--------------------------------------  ----------------------------------------------
OPERATIONS:
 Net investment income (loss)                        $50                  $41,188
 Net realized gain (loss) on security
  transactions                                    (5,956)                 (16,792)
 Net realized gain on distributions                   --                       --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      (105,103)              (2,313,445)
                                             -----------            -------------
 Net increase (decrease) in net assets
  resulting from operations                     (111,009)              (2,289,049)
                                             -----------            -------------
UNIT TRANSACTIONS:
 Purchases                                       299,629                5,110,501
 Net transfers                                    58,854                5,225,563
 Surrenders for benefit payments and
  fees                                            (7,353)                (135,151)
 Net annuity transactions                             --                       --
                                             -----------            -------------
 Net increase (decrease) in net assets
  resulting from unit transactions               351,130               10,200,913
                                             -----------            -------------
 Net increase (decrease) in net assets           240,121                7,911,864
NET ASSETS:
 Beginning of year                                    --                       --
                                             -----------            -------------
 End of year                                    $240,121               $7,911,864
                                             ===========            =============

(a)  From inception May 1, 2008 to December 31, 2008.

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2008

-------------------------------------------------------------------------------

                                               FIDELITY VIP            FIDELITY VIP
                                                  MID CAP            VALUE STRATEGIES
                                                 PORTFOLIO               PORTFOLIO
                                              SUB-ACCOUNT (A)         SUB-ACCOUNT (A)
----------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                       $(20,088)                  $947
 Net realized gain (loss) on security
  transactions                                        (1,687)                  (177)
 Net realized gain on distributions                       --                     --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                        (1,380,284)              (108,717)
                                               -------------            -----------
 Net increase (decrease) in net assets
  resulting from operations                       (1,402,059)              (107,947)
                                               -------------            -----------
UNIT TRANSACTIONS:
 Purchases                                         3,303,052                166,167
 Net transfers                                     3,813,056                237,985
 Surrenders for benefit payments and
  fees                                               (60,521)                (2,932)
 Net annuity transactions                                 --                     --
                                               -------------            -----------
 Net increase (decrease) in net assets
  resulting from unit transactions                 7,055,587                401,220
                                               -------------            -----------
 Net increase (decrease) in net assets             5,653,528                293,273
NET ASSETS:
 Beginning of year                                        --                     --
                                               -------------            -----------
 End of year                                      $5,653,528               $293,273
                                               =============            ===========

(a)  From inception May 1, 2008 to December 31, 2008.

THE ACCOMPANYING NOTES ARE AN INTERGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                            FIDELITY VIP         FRANKLIN
                                          DYNAMIC CAPITAL         RISING                FRANKLIN
                                            APPRECIATION         DIVIDENDS               INCOME
                                             PORTFOLIO        SECURITIES FUND       SECURITIES FUND
                                          SUB-ACCOUNT (A)       SUB-ACCOUNT           SUB-ACCOUNT
---------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                     $(325)             $381,851            $42,128,103
 Net realized gain (loss) on security
  transactions                                     (836)           (8,683,377)           (30,022,555)
 Net realized gain on distributions                  --             2,763,274             25,876,284
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      (39,503)         (106,894,996)          (434,920,137)
                                             ----------       ---------------       ----------------
 Net increase (decrease) in net assets
  resulting from operations                     (40,664)         (112,433,248)          (396,938,305)
                                             ----------       ---------------       ----------------
UNIT TRANSACTIONS:
 Purchases                                       87,761            12,029,082             45,943,421
 Net transfers                                   50,838            (9,125,614)           (34,950,526)
 Surrenders for benefit payments and
  fees                                              385           (25,733,065)           (98,374,707)
 Net annuity transactions                            --                16,767                (41,420)
                                             ----------       ---------------       ----------------
 Net increase (decrease) in net assets
  resulting from unit transactions              138,984           (22,812,830)           (87,423,232)
                                             ----------       ---------------       ----------------
 Net increase (decrease) in net assets           98,320          (135,246,078)          (484,361,537)
NET ASSETS:
 Beginning of year                                   --           402,951,148          1,320,870,762
                                             ----------       ---------------       ----------------
 End of year                                    $98,320          $267,705,070           $836,509,225
                                             ==========       ===============       ================

                                                FRANKLIN                 FRANKLIN
                                               LARGE CAP                  GLOBAL
                                                 GROWTH                 REAL ESTATE
                                            SECURITIES FUND           SECURITIES FUND
                                              SUB-ACCOUNT               SUB-ACCOUNT
--------------------------------------  -------------------------------------------------
OPERATIONS:
 Net investment income (loss)                     $(360,076)                $(16,118)
 Net realized gain (loss) on security
  transactions                                   (1,644,861)                  65,818
 Net realized gain on distributions               4,710,478                  850,471
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      (31,775,489)              (2,389,270)
                                             --------------            -------------
 Net increase (decrease) in net assets
  resulting from operations                     (29,069,948)              (1,489,099)
                                             --------------            -------------
UNIT TRANSACTIONS:
 Purchases                                          814,555                    2,356
 Net transfers                                   (4,124,500)                (508,348)
 Surrenders for benefit payments and
  fees                                           (5,777,475)                (938,455)
 Net annuity transactions                            (1,333)                    (557)
                                             --------------            -------------
 Net increase (decrease) in net assets
  resulting from unit transactions               (9,088,753)              (1,445,004)
                                             --------------            -------------
 Net increase (decrease) in net assets          (38,158,701)              (2,934,103)
NET ASSETS:
 Beginning of year                               86,852,753                4,617,593
                                             --------------            -------------
 End of year                                    $48,694,052               $1,683,490
                                             ==============            =============

(a)  From inception May 1, 2008 to December 31, 2008.

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2008

-------------------------------------------------------------------------------

                                                  FRANKLIN                 FRANKLIN
                                               SMALL-MID CAP               SMALL CAP
                                                   GROWTH                    VALUE
                                              SECURITIES FUND           SECURITIES FUND
                                                SUB-ACCOUNT               SUB-ACCOUNT
-------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                     $(1,845,942)                $(27,682)
 Net realized gain (loss) on security
  transactions                                       (353,717)                (170,738)
 Net realized gain on distributions                12,915,955                  139,925
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                        (64,746,002)              (1,889,787)
                                               --------------            -------------
 Net increase (decrease) in net assets
  resulting from operations                       (54,029,706)              (1,948,282)
                                               --------------            -------------
UNIT TRANSACTIONS:
 Purchases                                          3,489,990                1,412,449
 Net transfers                                        431,735                6,868,080
 Surrenders for benefit payments and
  fees                                             (9,598,682)                (179,300)
 Net annuity transactions                             (12,510)                      --
                                               --------------            -------------
 Net increase (decrease) in net assets
  resulting from unit transactions                 (5,689,467)               8,101,229
                                               --------------            -------------
 Net increase (decrease) in net assets            (59,719,173)               6,152,947
NET ASSETS:
 Beginning of year                                128,817,255                  149,590
                                               --------------            -------------
 End of year                                      $69,098,082               $6,302,537
                                               ==============            =============

THE ACCOMPANYING NOTES ARE AN INTERGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                                FRANKLIN                                       TEMPLETON
                                               STRATEGIC                                       DEVELOPING
                                                 INCOME            MUTUAL SHARES                MARKETS
                                            SECURITIES FUND       SECURITIES FUND           SECURITIES FUND
                                              SUB-ACCOUNT           SUB-ACCOUNT               SUB-ACCOUNT
----------------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                   $12,175,166            $8,211,293                  $822,712
 Net realized gain (loss) on security
  transactions                                   (2,629,759)          (10,901,699)               (2,652,443)
 Net realized gain on distributions                 565,895            27,918,788                13,592,382
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      (41,812,529)         (325,992,069)              (59,327,846)
                                             --------------       ---------------            --------------
 Net increase (decrease) in net assets
  resulting from operations                     (31,701,227)         (300,763,687)              (47,565,195)
                                             --------------       ---------------            --------------
UNIT TRANSACTIONS:
 Purchases                                       11,483,020            21,672,973                 3,298,894
 Net transfers                                   24,706,834           (31,422,769)               (8,509,711)
 Surrenders for benefit payments and
  fees                                          (22,086,519)          (59,399,080)               (5,762,300)
 Net annuity transactions                            29,103                19,147                      (370)
                                             --------------       ---------------            --------------
 Net increase (decrease) in net assets
  resulting from unit transactions               14,132,438           (69,129,729)              (10,973,487)
                                             --------------       ---------------            --------------
 Net increase (decrease) in net assets          (17,568,789)         (369,893,416)              (58,538,682)
NET ASSETS:
 Beginning of year                              225,723,908           824,291,652                96,615,099
                                             --------------       ---------------            --------------
 End of year                                   $208,155,119          $454,398,236               $38,076,417
                                             ==============       ===============            ==============


                                           TEMPLETON                 TEMPLETON
                                            FOREIGN                GLOBAL ASSET
                                        SECURITIES FUND           ALLOCATION FUND
                                          SUB-ACCOUNT               SUB-ACCOUNT
--------------------------------------  ---------------------------------------------
OPERATIONS:
 Net investment income (loss)                $1,335,782                 $248,243
 Net realized gain (loss) on security
  transactions                               (1,203,269)                (258,872)
 Net realized gain on distributions          22,173,789                  362,508
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                 (139,432,881)              (1,120,999)
                                        ---------------            -------------
 Net increase (decrease) in net assets
  resulting from operations                (117,126,579)                (769,120)
                                        ---------------            -------------
UNIT TRANSACTIONS:
 Purchases                                    3,479,579                    6,359
 Net transfers                               (1,084,848)                (436,455)
 Surrenders for benefit payments and
  fees                                      (18,660,804)                (606,921)
 Net annuity transactions                        (9,588)                    (768)
                                        ---------------            -------------
 Net increase (decrease) in net assets
  resulting from unit transactions          (16,275,661)              (1,037,785)
                                        ---------------            -------------
 Net increase (decrease) in net assets     (133,402,240)              (1,806,905)
NET ASSETS:
 Beginning of year                          293,780,662                3,513,906
                                        ---------------            -------------
 End of year                               $160,378,422               $1,707,001
                                        ===============            =============

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2008

-------------------------------------------------------------------------------

                                             TEMPLETON
                                              GROWTH                MUTUAL DISCOVERY
                                          SECURITIES FUND           SECURITIES FUND
                                            SUB-ACCOUNT               SUB-ACCOUNT
----------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                    $247,557                  $763,949
 Net realized gain (loss) on security
  transactions                                (18,682,270)               (2,919,746)
 Net realized gain on distributions            32,985,688                 6,874,696
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                   (266,321,931)              (61,515,118)
                                          ---------------            --------------
 Net increase (decrease) in net assets
  resulting from operations                  (251,770,956)              (56,796,219)
                                          ---------------            --------------
UNIT TRANSACTIONS:
 Purchases                                     14,766,580                 8,338,353
 Net transfers                                (33,851,995)               (6,886,208)
 Surrenders for benefit payments and
  fees                                        (41,855,372)              (12,083,912)
 Net annuity transactions                         (24,067)                   (9,394)
                                          ---------------            --------------
 Net increase (decrease) in net assets
  resulting from unit transactions            (60,964,854)              (10,641,161)
                                          ---------------            --------------
 Net increase (decrease) in net assets       (312,735,810)              (67,437,380)
NET ASSETS:
 Beginning of year                            616,364,620               193,089,613
                                          ---------------            --------------
 End of year                                 $303,628,810              $125,652,233
                                          ===============            ==============

THE ACCOMPANYING NOTES ARE AN INTERGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                               FRANKLIN                 FRANKLIN
                                               FLEX CAP                 LARGE CAP               TEMPLETON
                                                GROWTH                    VALUE               GLOBAL INCOME
                                            SECURITIES FUND          SECURITIES FUND         SECURITIES FUND
                                              SUB-ACCOUNT              SUB-ACCOUNT           SUB-ACCOUNT (A)
----------------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                    $(342,057)               $(137,044)                $(7,471)
 Net realized gain (loss) on security
  transactions                                    (520,500)                (200,007)                    738
 Net realized gain on distributions                     --                       --                      --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      (8,580,828)              (3,012,685)                196,745
                                             -------------            -------------            ------------
 Net increase (decrease) in net assets
  resulting from operations                     (9,443,385)              (3,349,736)                190,012
                                             -------------            -------------            ------------
UNIT TRANSACTIONS:
 Purchases                                       1,268,749                  218,245               1,947,777
 Net transfers                                   3,025,162                  926,543               3,424,393
 Surrenders for benefit payments and
  fees                                          (1,543,664)                (513,484)                (73,394)
 Net annuity transactions                           (1,447)                      --                      --
                                             -------------            -------------            ------------
 Net increase (decrease) in net assets
  resulting from unit transactions               2,748,800                  631,304               5,298,776
                                             -------------            -------------            ------------
 Net increase (decrease) in net assets          (6,694,585)              (2,718,432)              5,488,788
NET ASSETS:
 Beginning of year                              23,052,317                8,985,602                      --
                                             -------------            -------------            ------------
 End of year                                   $16,357,732               $6,267,170              $5,488,788
                                             =============            =============            ============

                                                                  HARTFORD
                                           HARTFORD               LARGECAP
                                           ADVISERS                GROWTH
                                           HLS FUND               HLS FUND
                                         SUB-ACCOUNT           SUB-ACCOUNT (A)
--------------------------------------  ----------------------------------------
OPERATIONS:
 Net investment income (loss)                 $138,064                 $131
 Net realized gain (loss) on security
  transactions                              (1,629,393)                 (15)
 Net realized gain on distributions            151,151                  302
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                  (7,876,804)             (10,150)
                                        --------------            ---------
 Net increase (decrease) in net assets
  resulting from operations                 (9,216,982)              (9,732)
                                        --------------            ---------
UNIT TRANSACTIONS:
 Purchases                                     645,680                1,197
 Net transfers                              (1,911,672)              40,813
 Surrenders for benefit payments and
  fees                                      (4,495,124)                (504)
 Net annuity transactions                       (1,220)                  --
                                        --------------            ---------
 Net increase (decrease) in net assets
  resulting from unit transactions          (5,762,336)              41,506
                                        --------------            ---------
 Net increase (decrease) in net assets     (14,979,318)              31,774
NET ASSETS:
 Beginning of year                          31,379,395                   --
                                        --------------            ---------
 End of year                               $16,400,077              $31,774
                                        ==============            =========

(a)  From inception May 1, 2008 to December 31, 2008.

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2008

-------------------------------------------------------------------------------

                                             HARTFORD             HARTFORD
                                              TOTAL               CAPITAL
                                           RETURN BOND          APPRECIATION
                                             HLS FUND             HLS FUND
                                           SUB-ACCOUNT          SUB-ACCOUNT
----------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                 $4,730,809             $490,825
 Net realized gain (loss) on security
  transactions                                (1,783,102)          (2,022,222)
 Net realized gain on distributions                   --            5,887,396
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                   (11,316,092)         (45,705,910)
                                          --------------       --------------
 Net increase (decrease) in net assets
  resulting from operations                   (8,368,385)         (41,349,911)
                                          --------------       --------------
UNIT TRANSACTIONS:
 Purchases                                    19,613,645           23,475,694
 Net transfers                                17,438,830           24,293,730
 Surrenders for benefit payments and
  fees                                       (18,265,616)         (12,347,824)
 Net annuity transactions                             --                 (629)
                                          --------------       --------------
 Net increase (decrease) in net assets
  resulting from unit transactions            18,786,859           35,420,971
                                          --------------       --------------
 Net increase (decrease) in net assets        10,418,474           (5,928,940)
NET ASSETS:
 Beginning of year                            81,507,118           75,384,246
                                          --------------       --------------
 End of year                                 $91,925,592          $69,455,306
                                          ==============       ==============

THE ACCOMPANYING NOTES ARE AN INTERGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                           HARTFORD                HARTFORD              HARTFORD
                                           DIVIDEND              FUNDAMENTAL              GLOBAL
                                          AND GROWTH                GROWTH               ADVISERS
                                           HLS FUND                HLS FUND              HLS FUND
                                         SUB-ACCOUNT             SUB-ACCOUNT            SUB-ACCOUNT
--------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                 $480,009                 $(424)                $4,886
 Net realized gain (loss) on security
  transactions                                (440,531)              (14,547)               (16,736)
 Net realized gain on distributions            938,653                 7,819                  3,848
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                 (21,364,443)              (17,162)               (73,707)
                                        --------------            ----------            -----------
 Net increase (decrease) in net assets
  resulting from operations                (20,386,312)              (24,314)               (81,709)
                                        --------------            ----------            -----------
UNIT TRANSACTIONS:
 Purchases                                  14,118,787                96,324                  2,000
 Net transfers                              13,950,705                17,376                (39,719)
 Surrenders for benefit payments and
  fees                                      (9,415,033)               (5,034)               (40,007)
 Net annuity transactions                           --                    --                     --
                                        --------------            ----------            -----------
 Net increase (decrease) in net assets
  resulting from unit transactions          18,654,459               108,666                (77,726)
                                        --------------            ----------            -----------
 Net increase (decrease) in net assets      (1,731,853)               84,352               (159,435)
NET ASSETS:
 Beginning of year                          55,551,761                 8,602                286,149
                                        --------------            ----------            -----------
 End of year                               $53,819,908               $92,954               $126,714
                                        ==============            ==========            ===========


                                                 HARTFORD                  HARTFORD
                                               GLOBAL EQUITY             GLOBAL HEALTH
                                                 HLS FUND                  HLS FUND
                                         SUB-ACCOUNT (A)(C)(D)(E)         SUB-ACCOUNT
--------------------------------------  --------------------------------------------------
OPERATIONS:
 Net investment income (loss)                       $(1,268)                  $(6,342)
 Net realized gain (loss) on security
  transactions                                     (262,929)                   (8,946)
 Net realized gain on distributions                   4,147                    22,268
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                           65,719                  (159,344)
                                                -----------               -----------
 Net increase (decrease) in net assets
  resulting from operations                        (194,331)                 (152,364)
                                                -----------               -----------
UNIT TRANSACTIONS:
 Purchases                                               --                        --
 Net transfers                                       58,567                   (85,510)
 Surrenders for benefit payments and
  fees                                              (77,283)                 (158,283)
 Net annuity transactions                                --                        --
                                                -----------               -----------
 Net increase (decrease) in net assets
  resulting from unit transactions                  (18,716)                 (243,793)
                                                -----------               -----------
 Net increase (decrease) in net assets             (213,047)                 (396,157)
NET ASSETS:
 Beginning of year                                  468,795                   719,870
                                                -----------               -----------
 End of year                                       $255,748                  $323,713
                                                ===========               ===========

(a)  From inception May 1, 2008 to December 31, 2008.

(c) Effective August 22, 2008, Hartford Global Communications HLS Fund merged with Hartford Global Equity HLS Fund.

(d) Effective August 22, 2008, Hartford Global Financial Services HLS Fund merged with Hartford Global Equity HLS Fund.

(e) Effective August 22, 2008, Hartford Global Technology HLS Fund merged with Hartford Global Equity HLS Fund.

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2008

-------------------------------------------------------------------------------

                                                                     HARTFORD
                                                 HARTFORD           DISCIPLINED
                                               GLOBAL GROWTH          EQUITY
                                                 HLS FUND            HLS FUND
                                                SUB-ACCOUNT         SUB-ACCOUNT
-------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                       $(14,204)            $28,386
 Net realized gain (loss) on security
  transactions                                       (86,558)              5,581
 Net realized gain on distributions                   56,217             115,661
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                          (932,568)         (1,190,649)
                                               -------------       -------------
 Net increase (decrease) in net assets
  resulting from operations                         (977,113)         (1,041,021)
                                               -------------       -------------
UNIT TRANSACTIONS:
 Purchases                                           100,828           2,404,863
 Net transfers                                       (97,927)          1,882,248
 Surrenders for benefit payments and
  fees                                              (279,686)           (195,609)
 Net annuity transactions                                 --                  --
                                               -------------       -------------
 Net increase (decrease) in net assets
  resulting from unit transactions                  (276,785)          4,091,502
                                               -------------       -------------
 Net increase (decrease) in net assets            (1,253,898)          3,050,481
NET ASSETS:
 Beginning of year                                 2,037,101             839,952
                                               -------------       -------------
 End of year                                        $783,203          $3,890,433
                                               =============       =============

THE ACCOMPANYING NOTES ARE AN INTERGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                                                HARTFORD
                                              HARTFORD           GROWTH                 HARTFORD
                                               GROWTH         OPPORTUNITIES            HIGH YIELD
                                              HLS FUND          HLS FUND                HLS FUND
                                            SUB-ACCOUNT        SUB-ACCOUNT             SUB-ACCOUNT
-------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                     $(849)             $1,563                $96,815
 Net realized gain (loss) on security
  transactions                                   (1,551)            (38,495)               (11,448)
 Net realized gain on distributions               2,669              57,206                     --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      (68,838)         (2,642,588)              (293,150)
                                             ----------       -------------            -----------
 Net increase (decrease) in net assets
  resulting from operations                     (68,569)         (2,622,314)              (207,783)
                                             ----------       -------------            -----------
UNIT TRANSACTIONS:
 Purchases                                       90,465           5,666,154                374,640
 Net transfers                                  250,698           5,574,617                421,774
 Surrenders for benefit payments and
  fees                                          (31,496)           (126,950)              (131,240)
 Net annuity transactions                            --                  --                     --
                                             ----------       -------------            -----------
 Net increase (decrease) in net assets
  resulting from unit transactions              309,667          11,113,821                665,174
                                             ----------       -------------            -----------
 Net increase (decrease) in net assets          241,098           8,491,507                457,391
NET ASSETS:
 Beginning of year                               81,031             219,476                418,896
                                             ----------       -------------            -----------
 End of year                                   $322,129          $8,710,983               $876,287
                                             ==========       =============            ===========

                                                                     HARTFORD
                                              HARTFORD             INTERNATIONAL
                                                INDEX                 GROWTH
                                              HLS FUND               HLS FUND
                                             SUB-ACCOUNT            SUB-ACCOUNT
--------------------------------------  --------------------------------------------
OPERATIONS:
 Net investment income (loss)                       $791                  $(585)
 Net realized gain (loss) on security
  transactions                                  (126,825)               (35,175)
 Net realized gain on distributions               13,584                 18,013
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      (153,366)              (240,533)
                                             -----------            -----------
 Net increase (decrease) in net assets
  resulting from operations                     (265,816)              (258,280)
                                             -----------            -----------
UNIT TRANSACTIONS:
 Purchases                                         1,800                262,881
 Net transfers                                  (107,156)               (88,733)
 Surrenders for benefit payments and
  fees                                          (215,463)               (82,509)
 Net annuity transactions                             --                     --
                                             -----------            -----------
 Net increase (decrease) in net assets
  resulting from unit transactions              (320,819)                91,639
                                             -----------            -----------
 Net increase (decrease) in net assets          (586,635)              (166,641)
NET ASSETS:
 Beginning of year                               944,583                407,542
                                             -----------            -----------
 End of year                                    $357,948               $240,901
                                             ===========            ===========

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2008

-------------------------------------------------------------------------------

                                                HARTFORD           HARTFORD
                                              INTERNATIONAL      INTERNATIONAL
                                              SMALL COMPANY      OPPORTUNITIES
                                                HLS FUND           HLS FUND
                                               SUB-ACCOUNT        SUB-ACCOUNT
-----------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                        $(615)            $21,604
 Net realized gain (loss) on security
  transactions                                     (14,507)           (171,137)
 Net realized gain on distributions                  2,807             354,533
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                         (45,598)         (4,900,773)
                                               -----------       -------------
 Net increase (decrease) in net assets
  resulting from operations                        (57,913)         (4,695,773)
                                               -----------       -------------
UNIT TRANSACTIONS:
 Purchases                                              --           1,647,861
 Net transfers                                     (75,154)            129,294
 Surrenders for benefit payments and
  fees                                             (16,633)         (1,393,798)
 Net annuity transactions                               --                (508)
                                               -----------       -------------
 Net increase (decrease) in net assets
  resulting from unit transactions                 (91,787)            382,849
                                               -----------       -------------
 Net increase (decrease) in net assets            (149,700)         (4,312,924)
NET ASSETS:
 Beginning of year                                 215,034          10,712,256
                                               -----------       -------------
 End of year                                       $65,334          $6,399,332
                                               ===========       =============

THE ACCOMPANYING NOTES ARE AN INTERGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                              HARTFORD
                                               MIDCAP            HARTFORD                HARTFORD
                                               GROWTH             MIDCAP               MIDCAP VALUE
                                              HLS FUND           HLS FUND                HLS FUND
                                           SUB-ACCOUNT (A)      SUB-ACCOUNT             SUB-ACCOUNT
--------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                      $(545)           $(30,507)               $(2,794)
 Net realized gain (loss) on security
  transactions                                    (6,631)            (91,964)                (3,079)
 Net realized gain on distributions                1,527             124,958                 57,142
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      (256,961)         (1,080,272)              (184,647)
                                             -----------       -------------            -----------
 Net increase (decrease) in net assets
  resulting from operations                     (262,610)         (1,077,785)              (133,378)
                                             -----------       -------------            -----------
UNIT TRANSACTIONS:
 Purchases                                       388,253               4,875                     --
 Net transfers                                   617,627             (82,235)               (64,680)
 Surrenders for benefit payments and
  fees                                           (11,322)           (788,399)               (28,742)
 Net annuity transactions                             --                  --                     --
                                             -----------       -------------            -----------
 Net increase (decrease) in net assets
  resulting from unit transactions               994,558            (865,759)               (93,422)
                                             -----------       -------------            -----------
 Net increase (decrease) in net assets           731,948          (1,943,544)              (226,800)
NET ASSETS:
 Beginning of year                                    --           3,610,718                389,766
                                             -----------       -------------            -----------
 End of year                                    $731,948          $1,667,174               $162,966
                                             ===========       =============            ===========


                                           HARTFORD                 HARTFORD
                                         MONEY MARKET            SMALLCAP VALUE
                                           HLS FUND                 HLS FUND
                                          SUB-ACCOUNT           SUB-ACCOUNT (A)
--------------------------------------  ------------------------------------------
OPERATIONS:
 Net investment income (loss)                  $420,811                $1,598
 Net realized gain (loss) on security
  transactions                                       --                (1,576)
 Net realized gain on distributions                  --                    86
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                           --               (13,476)
                                        ---------------            ----------
 Net increase (decrease) in net assets
  resulting from operations                     420,811               (13,368)
                                        ---------------            ----------
UNIT TRANSACTIONS:
 Purchases                                   19,431,271                    --
 Net transfers                              423,137,848               147,277
 Surrenders for benefit payments and
  fees                                     (154,492,375)               30,939
 Net annuity transactions                       (18,637)                   --
                                        ---------------            ----------
 Net increase (decrease) in net assets
  resulting from unit transactions          288,058,107               178,216
                                        ---------------            ----------
 Net increase (decrease) in net assets      288,478,918               164,848
NET ASSETS:
 Beginning of year                          271,466,457                    --
                                        ---------------            ----------
 End of year                               $559,945,375              $164,848
                                        ===============            ==========

(a)  From inception May 1, 2008 to December 31, 2008.

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2008

-------------------------------------------------------------------------------

                                                 HARTFORD                HARTFORD
                                               SMALL COMPANY          SMALLCAP GROWTH
                                                 HLS FUND                HLS FUND
                                                SUB-ACCOUNT             SUB-ACCOUNT
----------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                      $(119,647)               $(1,692)
 Net realized gain (loss) on security
  transactions                                       (27,299)               (97,300)
 Net realized gain on distributions                   21,693                    737
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                        (3,068,937)               (82,941)
                                               -------------            -----------
 Net increase (decrease) in net assets
  resulting from operations                       (3,194,190)              (181,196)
                                               -------------            -----------
UNIT TRANSACTIONS:
 Purchases                                           803,430                178,202
 Net transfers                                       (83,194)               215,682
 Surrenders for benefit payments and
  fees                                            (1,720,271)               (47,643)
 Net annuity transactions                                 --                     --
                                               -------------            -----------
 Net increase (decrease) in net assets
  resulting from unit transactions                (1,000,035)               346,241
                                               -------------            -----------
 Net increase (decrease) in net assets            (4,194,225)               165,045
NET ASSETS:
 Beginning of year                                 8,578,219                151,586
                                               -------------            -----------
 End of year                                      $4,383,994               $316,631
                                               =============            ===========

THE ACCOMPANYING NOTES ARE AN INTERGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                                                    HARTFORD
                                           HARTFORD             U.S. GOVERNMENT            HARTFORD
                                            STOCK                  SECURITIES               VALUE
                                           HLS FUND                 HLS FUND               HLS FUND
                                         SUB-ACCOUNT            SUB-ACCOUNT (F)          SUB-ACCOUNT
---------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                 $(48,690)               $136,208                $2,973
 Net realized gain (loss) on security
  transactions                                (752,726)                (74,893)                 (524)
 Net realized gain on distributions            113,250                      --                 4,320
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                  (9,358,575)               (118,974)              (76,875)
                                        --------------            ------------            ----------
 Net increase (decrease) in net assets
  resulting from operations                (10,046,741)                (57,659)              (70,106)
                                        --------------            ------------            ----------
UNIT TRANSACTIONS:
 Purchases                                     211,988               1,904,862               131,689
 Net transfers                                (571,143)                939,660                14,952
 Surrenders for benefit payments and
  fees                                      (4,067,909)               (185,243)              (18,041)
 Net annuity transactions                           --                      --                    --
                                        --------------            ------------            ----------
 Net increase (decrease) in net assets
  resulting from unit transactions          (4,427,064)              2,659,279               128,600
                                        --------------            ------------            ----------
 Net increase (decrease) in net assets     (14,473,805)              2,601,620                58,494
NET ASSETS:
 Beginning of year                          26,134,602               1,205,886               164,744
                                        --------------            ------------            ----------
 End of year                               $11,660,797              $3,807,506              $223,238
                                        ==============            ============            ==========

                                              HARTFORD               HARTFORD
                                                VALUE                 EQUITY
                                            OPPORTUNITIES             INCOME
                                              HLS FUND               HLS FUND
                                             SUB-ACCOUNT           SUB-ACCOUNT
--------------------------------------  -------------------------------------------
OPERATIONS:
 Net investment income (loss)                     $1,168                $6,177
 Net realized gain (loss) on security
  transactions                                   (54,294)               (2,347)
 Net realized gain on distributions                  502                 4,598
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                       (16,482)              (44,701)
                                             -----------            ----------
 Net increase (decrease) in net assets
  resulting from operations                      (69,106)              (36,273)
                                             -----------            ----------
UNIT TRANSACTIONS:
 Purchases                                        93,402                81,519
 Net transfers                                   (79,742)              131,289
 Surrenders for benefit payments and
  fees                                           (84,112)               (9,708)
 Net annuity transactions                             --                    --
                                             -----------            ----------
 Net increase (decrease) in net assets
  resulting from unit transactions               (70,452)              203,100
                                             -----------            ----------
 Net increase (decrease) in net assets          (139,558)              166,827
NET ASSETS:
 Beginning of year                               245,203                57,356
                                             -----------            ----------
 End of year                                    $105,645              $224,183
                                             ===========            ==========

(f) Effective September 26, 2008, Hartford Mortgage Securities HLS Fund merged with Hartford U.S. Government Securities HLS Fund.

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2008

-------------------------------------------------------------------------------

                                                                      AMERICAN FUNDS
                                                                        BLUE CHIP
                                              AMERICAN FUNDS            INCOME AND
                                             ASSET ALLOCATION             GROWTH
                                                 HLS FUND                HLS FUND
                                             SUB-ACCOUNT (A)         SUB-ACCOUNT (A)
----------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                      $(24,628)               $(14,732)
 Net realized gain (loss) on security
  transactions                                       (3,883)                 (6,266)
 Net realized gain on distributions                      --                      --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                         (791,868)               (506,640)
                                               ------------            ------------
 Net increase (decrease) in net assets
  resulting from operations                        (820,379)               (527,638)
                                               ------------            ------------
UNIT TRANSACTIONS:
 Purchases                                        2,783,744               1,554,095
 Net transfers                                    2,827,804               1,458,335
 Surrenders for benefit payments and
  fees                                              (34,365)                (44,396)
 Net annuity transactions                                --                      --
                                               ------------            ------------
 Net increase (decrease) in net assets
  resulting from unit transactions                5,577,183               2,968,034
                                               ------------            ------------
 Net increase (decrease) in net assets            4,756,804               2,440,396
NET ASSETS:
 Beginning of year                                       --                      --
                                               ------------            ------------
 End of year                                     $4,756,804              $2,440,396
                                               ============            ============

(a)  From inception May 1, 2008 to December 31, 2008.

THE ACCOMPANYING NOTES ARE AN INTERGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                                                                             AMERICAN FUNDS
                                            AMERICAN FUNDS           AMERICAN FUNDS           GLOBAL GROWTH
                                                 BOND                 GLOBAL BOND              AND INCOME
                                               HLS FUND                 HLS FUND                HLS FUND
                                            SUB-ACCOUNT (A)         SUB-ACCOUNT (A)          SUB-ACCOUNT (A)
----------------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                     $(56,814)               $(15,262)                $(39,466)
 Net realized gain (loss) on security
  transactions                                      (5,658)                (86,985)                  (8,742)
 Net realized gain on distributions                     --                      --                       --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                        (488,607)                 55,780               (1,880,955)
                                             -------------            ------------            -------------
 Net increase (decrease) in net assets
  resulting from operations                       (551,079)                (46,467)              (1,929,163)
                                             -------------            ------------            -------------
UNIT TRANSACTIONS:
 Purchases                                       6,280,733               3,043,173                4,270,913
 Net transfers                                   7,384,680                (208,398)               4,596,471
 Surrenders for benefit payments and
  fees                                            (211,597)                (66,620)                 (46,989)
 Net annuity transactions                               --                      --                       --
                                             -------------            ------------            -------------
 Net increase (decrease) in net assets
  resulting from unit transactions              13,453,816               2,768,155                8,820,395
                                             -------------            ------------            -------------
 Net increase (decrease) in net assets          12,902,737               2,721,688                6,891,232
NET ASSETS:
 Beginning of year                                      --                      --                       --
                                             -------------            ------------            -------------
 End of year                                   $12,902,737              $2,721,688               $6,891,232
                                             =============            ============            =============

                                                                    AMERICAN FUNDS
                                            AMERICAN FUNDS           GLOBAL SMALL
                                            GLOBAL GROWTH           CAPITALIZATION
                                               HLS FUND                HLS FUND
                                           SUB-ACCOUNT (A)         SUB-ACCOUNT (A)
--------------------------------------  ----------------------------------------------
OPERATIONS:
 Net investment income (loss)                    $(10,633)               $(14,226)
 Net realized gain (loss) on security
  transactions                                    (29,251)                 (4,492)
 Net realized gain on distributions                    --                      --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                       (443,589)               (976,554)
                                             ------------            ------------
 Net increase (decrease) in net assets
  resulting from operations                      (483,473)               (995,272)
                                             ------------            ------------
UNIT TRANSACTIONS:
 Purchases                                      1,664,106               1,604,839
 Net transfers                                    521,703               2,060,626
 Surrenders for benefit payments and
  fees                                            (29,113)                (47,390)
 Net annuity transactions                              --                      --
                                             ------------            ------------
 Net increase (decrease) in net assets
  resulting from unit transactions              2,156,696               3,618,075
                                             ------------            ------------
 Net increase (decrease) in net assets          1,673,223               2,622,803
NET ASSETS:
 Beginning of year                                     --                      --
                                             ------------            ------------
 End of year                                   $1,673,223              $2,622,803
                                             ============            ============

(a)  From inception May 1, 2008 to December 31, 2008.

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2008

-------------------------------------------------------------------------------

                                              AMERICAN FUNDS           AMERICAN FUNDS
                                                  GROWTH                GROWTH-INCOME
                                                 HLS FUND                 HLS FUND
                                              SUB-ACCOUNT (A)          SUB-ACCOUNT (A)
------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                       $136,038                 $140,931
 Net realized gain (loss) on security
  transactions                                       (39,194)                 (17,666)
 Net realized gain on distributions                       --                       --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                        (5,786,786)              (3,340,099)
                                               -------------            -------------
 Net increase (decrease) in net assets
  resulting from operations                       (5,689,942)              (3,216,834)
                                               -------------            -------------
UNIT TRANSACTIONS:
 Purchases                                        11,873,760                8,495,442
 Net transfers                                    13,261,962                7,845,327
 Surrenders for benefit payments and
  fees                                              (232,306)                (145,752)
 Net annuity transactions                                 --                       --
                                               -------------            -------------
 Net increase (decrease) in net assets
  resulting from unit transactions                24,903,416               16,195,017
                                               -------------            -------------
 Net increase (decrease) in net assets            19,213,474               12,978,183
NET ASSETS:
 Beginning of year                                        --                       --
                                               -------------            -------------
 End of year                                     $19,213,474              $12,978,183
                                               =============            =============

(a)  From inception May 1, 2008 to December 31, 2008.

THE ACCOMPANYING NOTES ARE AN INTERGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                            AMERICAN FUNDS           AMERICAN FUNDS            HUNTINGTON VA
                                             INTERNATIONAL              NEW WORLD                 INCOME
                                               HLS FUND                 HLS FUND                EQUITY FUND
                                            SUB-ACCOUNT (A)          SUB-ACCOUNT (A)            SUB-ACCOUNT
-----------------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                     $(58,304)                $(19,656)                $105,580
 Net realized gain (loss) on security
  transactions                                     (24,555)                 (11,255)                 (22,838)
 Net realized gain on distributions                     --                       --                  153,446
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      (2,820,854)                (986,390)              (1,300,867)
                                             -------------            -------------            -------------
 Net increase (decrease) in net assets
  resulting from operations                     (2,903,713)              (1,017,301)              (1,064,679)
                                             -------------            -------------            -------------
UNIT TRANSACTIONS:
 Purchases                                       7,083,560                2,301,491                  420,216
 Net transfers                                   7,698,762                2,147,763                  386,136
 Surrenders for benefit payments and
  fees                                            (126,289)                 (22,299)                (232,347)
 Net annuity transactions                               --                       --                       --
                                             -------------            -------------            -------------
 Net increase (decrease) in net assets
  resulting from unit transactions              14,656,033                4,426,955                  574,005
                                             -------------            -------------            -------------
 Net increase (decrease) in net assets          11,752,320                3,409,654                 (490,674)
NET ASSETS:
 Beginning of year                                      --                       --                2,439,014
                                             -------------            -------------            -------------
 End of year                                   $11,752,320               $3,409,654               $1,948,340
                                             =============            =============            =============

                                             HUNTINGTON VA
                                               DIVIDEND               HUNTINGTON VA
                                             CAPTURE FUND              GROWTH FUND
                                              SUB-ACCOUNT              SUB-ACCOUNT
--------------------------------------  ------------------------------------------------
OPERATIONS:
 Net investment income (loss)                     $695,977                 $(10,478)
 Net realized gain (loss) on security
  transactions                                    (163,905)                 (24,385)
 Net realized gain on distributions                410,671                  194,169
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      (3,472,564)              (1,182,380)
                                             -------------            -------------
 Net increase (decrease) in net assets
  resulting from operations                     (2,529,821)              (1,023,074)
                                             -------------            -------------
UNIT TRANSACTIONS:
 Purchases                                         570,642                  495,572
 Net transfers                                     319,869                  572,263
 Surrenders for benefit payments and
  fees                                            (731,438)                (213,055)
 Net annuity transactions                               --                       --
                                             -------------            -------------
 Net increase (decrease) in net assets
  resulting from unit transactions                 159,073                  854,780
                                             -------------            -------------
 Net increase (decrease) in net assets          (2,370,748)                (168,294)
NET ASSETS:
 Beginning of year                               8,390,470                2,086,896
                                             -------------            -------------
 End of year                                    $6,019,722               $1,918,602
                                             =============            =============

(a)  From inception May 1, 2008 to December 31, 2008.

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2008

-------------------------------------------------------------------------------

                                     HUNTINGTON VA            HUNTINGTON VA
                                       MID CORP                    NEW
                                     AMERICA FUND             ECONOMY FUND
                                      SUB-ACCOUNT              SUB-ACCOUNT
--------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)             $(26,601)                $(39,122)
 Net realized gain (loss) on
  security transactions                    (50,322)                 (61,379)
 Net realized gain on
  distributions                            217,976                  570,542
 Net unrealized appreciation
  (depreciation) of
  investments during the year           (2,302,466)              (3,437,102)
                                     -------------            -------------
 Net increase (decrease) in
  net assets resulting from
  operations                            (2,161,413)              (2,967,061)
                                     -------------            -------------
UNIT TRANSACTIONS:
 Purchases                                 449,025                  644,372
 Net transfers                              62,300                  422,069
 Surrenders for benefit
  payments and fees                       (373,702)                (392,860)
 Net annuity transactions                       --                       --
                                     -------------            -------------
 Net increase (decrease) in
  net assets resulting from
  unit transactions                        137,623                  673,581
                                     -------------            -------------
 Net increase (decrease) in
  net assets                            (2,023,790)              (2,293,480)
NET ASSETS:
 Beginning of year                       5,314,843                5,108,552
                                     -------------            -------------
 End of year                            $3,291,053               $2,815,072
                                     =============            =============

THE ACCOMPANYING NOTES ARE AN INTERGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                             HUNTINGTON VA            HUNTINGTON VA
                                               ROTATING               INTERNATIONAL           HUNTINGTON VA
                                             MARKETS FUND              EQUITY FUND            MACRO 100 FUND
                                              SUB-ACCOUNT              SUB-ACCOUNT             SUB-ACCOUNT
----------------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                      $13,127                  $61,461                  $3,088
 Net realized gain (loss) on security
  transactions                                     (75,278)                 (95,842)                (34,923)
 Net realized gain on distributions                148,682                  100,461                      --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      (1,016,882)              (2,335,079)               (464,366)
                                             -------------            -------------            ------------
 Net increase (decrease) in net assets
  resulting from operations                       (930,351)              (2,268,999)               (496,201)
                                             -------------            -------------            ------------
UNIT TRANSACTIONS:
 Purchases                                          80,796                1,025,157                 140,987
 Net transfers                                     (11,772)                 946,401                 105,884
 Surrenders for benefit payments and
  fees                                            (166,882)                (296,046)               (158,373)
 Net annuity transactions                               --                       --                      --
                                             -------------            -------------            ------------
 Net increase (decrease) in net assets
  resulting from unit transactions                 (97,858)               1,675,512                  88,498
                                             -------------            -------------            ------------
 Net increase (decrease) in net assets          (1,028,209)                (593,487)               (407,703)
NET ASSETS:
 Beginning of year                               2,178,065                4,199,239               1,351,444
                                             -------------            -------------            ------------
 End of year                                    $1,149,856               $3,605,752                $943,741
                                             =============            =============            ============

                                            HUNTINGTON VA
                                               MORTGAGE              HUNTINGTON VA
                                           SECURITIES FUND            SITUS FUND
                                             SUB-ACCOUNT            SUB-ACCOUNT (G)
--------------------------------------  -----------------------------------------------
OPERATIONS:
 Net investment income (loss)                    $154,588                 $(76,231)
 Net realized gain (loss) on security
  transactions                                     (6,313)                 (88,307)
 Net realized gain on distributions                 3,489                   89,568
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                       (144,466)              (2,598,615)
                                             ------------            -------------
 Net increase (decrease) in net assets
  resulting from operations                         7,298               (2,673,585)
                                             ------------            -------------
UNIT TRANSACTIONS:
 Purchases                                        640,210                  667,859
 Net transfers                                    246,299                  528,406
 Surrenders for benefit payments and
  fees                                           (188,721)                (338,128)
 Net annuity transactions                              --                       --
                                             ------------            -------------
 Net increase (decrease) in net assets
  resulting from unit transactions                697,788                  858,137
                                             ------------            -------------
 Net increase (decrease) in net assets            705,086               (1,815,448)
NET ASSETS:
 Beginning of year                              1,788,934                5,743,517
                                             ------------            -------------
 End of year                                   $2,494,020               $3,928,069
                                             ============            =============

(g) Formerly Huntington VA Situs Small Cap Fund. Change effective January 24, 2008.

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2008

-------------------------------------------------------------------------------

                                               LORD ABBETT             LORD ABBETT
                                             AMERICA'S VALUE         BOND-DEBENTURE
                                                PORTFOLIO               PORTFOLIO
                                             SUB-ACCOUNT (A)         SUB-ACCOUNT (A)
----------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                      $28,761                 $396,599
 Net realized gain (loss) on security
  transactions                                        (334)                  (1,526)
 Net realized gain on distributions                 19,077                   16,143
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                        (123,731)              (1,014,844)
                                               -----------            -------------
 Net increase (decrease) in net assets
  resulting from operations                        (76,227)                (603,628)
                                               -----------            -------------
UNIT TRANSACTIONS:
 Purchases                                         344,184                2,885,096
 Net transfers                                     413,333                3,611,454
 Surrenders for benefit payments and
  fees                                              (4,362)                 (68,060)
 Net annuity transactions                               --                       --
                                               -----------            -------------
 Net increase (decrease) in net assets
  resulting from unit transactions                 753,155                6,428,490
                                               -----------            -------------
 Net increase (decrease) in net assets             676,928                5,824,862
NET ASSETS:
 Beginning of year                                      --                       --
                                               -----------            -------------
 End of year                                      $676,928               $5,824,862
                                               ===========            =============

(a)  From inception May 1, 2008 to December 31, 2008.

THE ACCOMPANYING NOTES ARE AN INTERGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                             LORD ABBETT
                                              GROWTH AND
                                                INCOME           MFS(R) CORE             MFS(R) GROWTH
                                              PORTFOLIO         EQUITY SERIES                SERIES
                                           SUB-ACCOUNT (A)       SUB-ACCOUNT            SUB-ACCOUNT (H)
------------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                     $25,722            $(86,441)                $(276,975)
 Net realized gain (loss) on security
  transactions                                       (858)           (357,253)               (1,751,884)
 Net realized gain on distributions                 8,070                  --                        --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                       (334,850)         (4,053,465)               (6,272,999)
                                             ------------       -------------            --------------
 Net increase (decrease) in net assets
  resulting from operations                      (301,916)         (4,497,159)               (8,301,858)
                                             ------------       -------------            --------------
UNIT TRANSACTIONS:
 Purchases                                        829,500              45,841                   538,635
 Net transfers                                  1,264,950            (395,164)                 (367,545)
 Surrenders for benefit payments and
  fees                                            (31,052)         (1,364,142)               (2,533,046)
 Net annuity transactions                              --                  --                        --
                                             ------------       -------------            --------------
 Net increase (decrease) in net assets
  resulting from unit transactions              2,063,398          (1,713,465)               (2,361,956)
                                             ------------       -------------            --------------
 Net increase (decrease) in net assets          1,761,482          (6,210,624)              (10,663,814)
NET ASSETS:
 Beginning of year                                     --          12,508,296                22,836,050
                                             ------------       -------------            --------------
 End of year                                   $1,761,482          $6,297,672               $12,172,236
                                             ============       =============            ==============


                                        MFS(R) GLOBAL        MFS(R) HIGH
                                        EQUITY SERIES       INCOME SERIES
                                         SUB-ACCOUNT         SUB-ACCOUNT
--------------------------------------  ---------------------------------------
OPERATIONS:
 Net investment income (loss)                $(80,960)          $5,397,499
 Net realized gain (loss) on security
  transactions                                (42,308)          (1,600,570)
 Net realized gain on distributions           766,548                   --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                 (4,840,919)         (25,851,675)
                                        -------------       --------------
 Net increase (decrease) in net assets
  resulting from operations                (4,197,639)         (22,054,746)
                                        -------------       --------------
UNIT TRANSACTIONS:
 Purchases                                    234,053              695,580
 Net transfers                              1,793,539             (603,468)
 Surrenders for benefit payments and
  fees                                       (838,617)          (8,071,641)
 Net annuity transactions                      11,159                7,861
                                        -------------       --------------
 Net increase (decrease) in net assets
  resulting from unit transactions          1,200,134           (7,971,668)
                                        -------------       --------------
 Net increase (decrease) in net assets     (2,997,505)         (30,026,414)
NET ASSETS:
 Beginning of year                         10,709,258           80,879,614
                                        -------------       --------------
 End of year                               $7,711,753          $50,853,200
                                        =============       ==============

(a)  From inception May 1, 2008 to December 31, 2008.

(h) Formerly MFS Emerging Growth Series. Change effective May 1, 2008.

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2008

-------------------------------------------------------------------------------

                                              MFS(R) INVESTORS
                                                   GROWTH               MFS(R) INVESTORS
                                                STOCK SERIES              TRUST SERIES
                                                SUB-ACCOUNT               SUB-ACCOUNT
--------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                       $(219,206)              $(1,494,467)
 Net realized gain (loss) on security
  transactions                                       (263,872)               (2,108,359)
 Net realized gain on distributions                   917,256                10,905,104
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                         (8,791,972)              (70,598,251)
                                               --------------            --------------
 Net increase (decrease) in net assets
  resulting from operations                        (8,357,794)              (63,295,973)
                                               --------------            --------------
UNIT TRANSACTIONS:
 Purchases                                            209,113                 4,993,009
 Net transfers                                     (1,255,890)                8,143,119
 Surrenders for benefit payments and
  fees                                             (2,131,379)              (13,962,592)
 Net annuity transactions                                (225)                      107
                                               --------------            --------------
 Net increase (decrease) in net assets
  resulting from unit transactions                 (3,178,381)                 (826,357)
                                               --------------            --------------
 Net increase (decrease) in net assets            (11,536,175)              (64,122,330)
NET ASSETS:
 Beginning of year                                 24,201,264               180,576,437
                                               --------------            --------------
 End of year                                      $12,665,089              $116,454,107
                                               ==============            ==============

THE ACCOMPANYING NOTES ARE AN INTERGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                             MFS(R) MID CAP              MFS(R) NEW          MFS(R) TOTAL
                                             GROWTH SERIES            DISCOVERY SERIES       RETURN SERIES
                                              SUB-ACCOUNT               SUB-ACCOUNT           SUB-ACCOUNT
----------------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                     $(570,781)              $(1,553,631)           $6,682,859
 Net realized gain (loss) on security
  transactions                                     (469,291)               (1,175,122)           (6,852,738)
 Net realized gain on distributions               4,274,597                18,002,458            29,793,043
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      (23,308,949)              (56,795,043)         (154,337,021)
                                             --------------            --------------       ---------------
 Net increase (decrease) in net assets
  resulting from operations                     (20,074,424)              (41,521,338)         (124,713,857)
                                             --------------            --------------       ---------------
UNIT TRANSACTIONS:
 Purchases                                          514,536                   951,046            14,625,160
 Net transfers                                      108,551                 1,721,072           (11,472,904)
 Surrenders for benefit payments and
  fees                                           (2,969,079)               (7,488,350)          (42,392,240)
 Net annuity transactions                                --                    10,274               104,993
                                             --------------            --------------       ---------------
 Net increase (decrease) in net assets
  resulting from unit transactions               (2,345,992)               (4,805,958)          (39,134,991)
                                             --------------            --------------       ---------------
 Net increase (decrease) in net assets          (22,420,416)              (46,327,296)         (163,848,848)
NET ASSETS:
 Beginning of year                               40,102,087               105,047,554           544,779,481
                                             --------------            --------------       ---------------
 End of year                                    $17,681,671               $58,720,258          $380,930,633
                                             ==============            ==============       ===============

                                         MFS(R) VALUE            MFS(R) RESEARCH
                                            SERIES                 BOND SERIES
                                         SUB-ACCOUNT               SUB-ACCOUNT
--------------------------------------  --------------------------------------------
OPERATIONS:
 Net investment income (loss)                $(421,262)                $384,886
 Net realized gain (loss) on security
  transactions                              (1,042,281)                 (87,256)
 Net realized gain on distributions          3,100,458                       --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                 (32,559,787)              (2,046,667)
                                        --------------            -------------
 Net increase (decrease) in net assets
  resulting from operations                (30,922,872)              (1,749,037)
                                        --------------            -------------
UNIT TRANSACTIONS:
 Purchases                                   9,416,672                2,852,945
 Net transfers                              17,141,857               15,894,335
 Surrenders for benefit payments and
  fees                                      (5,966,519)              (3,470,536)
 Net annuity transactions                        1,746                      400
                                        --------------            -------------
 Net increase (decrease) in net assets
  resulting from unit transactions          20,593,756               15,277,144
                                        --------------            -------------
 Net increase (decrease) in net assets     (10,329,116)              13,528,107
NET ASSETS:
 Beginning of year                          76,803,523               28,724,315
                                        --------------            -------------
 End of year                               $66,474,407              $42,252,422
                                        ==============            =============

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2008

-------------------------------------------------------------------------------


                                              MFS(R) RESEARCH           MFS(R) RESEARCH
                                            INTERNATIONAL SERIES            SERIES
                                                SUB-ACCOUNT               SUB-ACCOUNT
-------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                       $(251,601)                $(40,963)
 Net realized gain (loss) on security
  transactions                                       (370,228)                (195,693)
 Net realized gain on distributions                   925,516                       --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                        (14,028,132)              (1,154,825)
                                               --------------            -------------
 Net increase (decrease) in net assets
  resulting from operations                       (13,724,445)              (1,391,481)
                                               --------------            -------------
UNIT TRANSACTIONS:
 Purchases                                          2,984,724                   56,671
 Net transfers                                     13,292,667                   36,015
 Surrenders for benefit payments and
  fees                                             (1,759,378)                (227,665)
 Net annuity transactions                              11,020                       --
                                               --------------            -------------
 Net increase (decrease) in net assets
  resulting from unit transactions                 14,529,033                 (134,979)
                                               --------------            -------------
 Net increase (decrease) in net assets                804,588               (1,526,460)
NET ASSETS:
 Beginning of year                                 20,257,100                3,750,884
                                               --------------            -------------
 End of year                                      $21,061,688               $2,224,424
                                               ==============            =============

THE ACCOMPANYING NOTES ARE AN INTERGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                                                                         VAN KAMPEN --
                                              BLACKROCK              BLACKROCK         UIF INTERNATIONAL
                                               GLOBAL                LARGE CAP           GROWTH EQUITY
                                          GROWTH V.I. FUND       GROWTH V.I. FUND          PORTFOLIO
                                             SUB-ACCOUNT            SUB-ACCOUNT         SUB-ACCOUNT (P)
---------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                    $(4,083)              $(10,293)               $(713)
 Net realized gain (loss) on security
  transactions                                    91,289                 68,409                  382
 Net realized gain on distributions                   --                     --                   87
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      (188,451)              (404,026)             (22,613)
                                             -----------            -----------            ---------
 Net increase (decrease) in net assets
  resulting from operations                     (101,245)              (345,910)             (22,857)
                                             -----------            -----------            ---------
UNIT TRANSACTIONS:
 Purchases                                            --                     --                   --
 Net transfers                                    (4,636)                26,443                2,000
 Surrenders for benefit payments and
  fees                                          (188,563)               (69,742)             (19,594)
 Net annuity transactions                             --                     --                   --
                                             -----------            -----------            ---------
 Net increase (decrease) in net assets
  resulting from unit transactions              (193,199)               (43,299)             (17,594)
                                             -----------            -----------            ---------
 Net increase (decrease) in net assets          (294,444)              (389,209)             (40,451)
NET ASSETS:
 Beginning of year                               326,404                864,958               63,279
                                             -----------            -----------            ---------
 End of year                                     $31,960               $475,749              $22,828
                                             ===========            ===========            =========

                                            VAN KAMPEN --           VAN KAMPEN --
                                             UIF MID CAP              UIF U.S.
                                                GROWTH              MID CAP VALUE
                                              PORTFOLIO               PORTFOLIO
                                           SUB-ACCOUNT (A)         SUB-ACCOUNT (Q)
--------------------------------------  ---------------------------------------------
OPERATIONS:
 Net investment income (loss)                     $(2,667)               $(1,323)
 Net realized gain (loss) on security
  transactions                                     (1,432)               (12,827)
 Net realized gain on distributions                59,051                 51,068
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                       (328,318)              (159,652)
                                             ------------            -----------
 Net increase (decrease) in net assets
  resulting from operations                      (273,366)              (122,734)
                                             ------------            -----------
UNIT TRANSACTIONS:
 Purchases                                        603,383                284,179
 Net transfers                                    480,216                193,532
 Surrenders for benefit payments and
  fees                                            (15,982)               (18,651)
 Net annuity transactions                              --                     --
                                             ------------            -----------
 Net increase (decrease) in net assets
  resulting from unit transactions              1,067,617                459,060
                                             ------------            -----------
 Net increase (decrease) in net assets            794,251                336,326
NET ASSETS:
 Beginning of year                                     --                 41,501
                                             ------------            -----------
 End of year                                     $794,251               $377,827
                                             ============            ===========

(a)  From inception May 1, 2008 to December 31, 2008.

(p) Formerly reported as International Growth Equity Fund.

(q) Formerly reported as U.S. Mid Cap Value.

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2008

-------------------------------------------------------------------------------

                                                                  MORGAN STANLEY --
                                           MORGAN STANLEY --           CAPITAL
                                              FOCUS GROWTH          OPPORTUNITIES
                                               PORTFOLIO              PORTFOLIO
                                            SUB-ACCOUNT (I)        SUB-ACCOUNT (R)
-------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                      $(110)                $(3,770)
 Net realized gain (loss) on security
  transactions                                       (17)                 (3,961)
 Net realized gain on distributions                   --                      --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                        (2,723)               (116,155)
                                                --------             -----------
 Net increase (decrease) in net assets
  resulting from operations                       (2,850)               (123,886)
                                                --------             -----------
UNIT TRANSACTIONS:
 Purchases                                         6,000                  22,909
 Net transfers                                        --                  48,164
 Surrenders for benefit payments and
  fees                                                (1)                 (9,244)
 Net annuity transactions                             --                      --
                                                --------             -----------
 Net increase (decrease) in net assets
  resulting from unit transactions                 5,999                  61,829
                                                --------             -----------
 Net increase (decrease) in net assets             3,149                 (62,057)
NET ASSETS:
 Beginning of year                                    --                 193,192
                                                --------             -----------
 End of year                                      $3,149                $131,135
                                                ========             ===========

(i)  Funded as of February 13, 2008.

(r)  Formerly reported as Capital Opportunities.

THE ACCOMPANYING NOTES ARE AN INTERGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                          MORGAN STANLEY --                            MORGAN STANLEY --
                                               MID CAP           MORGAN STANLEY --          DIVIDEND
                                               GROWTH             FLEXIBLE INCOME            GROWTH
                                              PORTFOLIO              PORTFOLIO             PORTFOLIO
                                           SUB-ACCOUNT (J)        SUB-ACCOUNT (S)       SUB-ACCOUNT (T)
----------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                     $(160)                  $642                  $(87)
 Net realized gain (loss) on security
  transactions                                      (47)                (8,800)                  (24)
 Net realized gain on distributions                  --                     --                    --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                       (8,577)               (10,443)               (2,824)
                                              ---------              ---------              --------
 Net increase (decrease) in net assets
  resulting from operations                      (8,784)               (18,601)               (2,935)
                                              ---------              ---------              --------
UNIT TRANSACTIONS:
 Purchases                                        6,500                     --                    --
 Net transfers                                       --                  9,937                    --
 Surrenders for benefit payments and
  fees                                              (45)               (50,693)                  (30)
 Net annuity transactions                            --                     --                    --
                                              ---------              ---------              --------
 Net increase (decrease) in net assets
  resulting from unit transactions                6,455                (40,756)                  (30)
                                              ---------              ---------              --------
 Net increase (decrease) in net assets           (2,329)               (59,357)               (2,965)
NET ASSETS:
 Beginning of year                               12,027                 94,600                 7,783
                                              ---------              ---------              --------
 End of year                                     $9,698                $35,243                $4,818
                                              =========              =========              ========


                                         MORGAN STANLEY --
                                           GLOBAL EQUITY         MTB LARGE CAP
                                             PORTFOLIO           GROWTH FUND II
                                          SUB-ACCOUNT (U)       SUB-ACCOUNT (A)
--------------------------------------  ------------------------------------------
OPERATIONS:
 Net investment income (loss)                    $(155)                  $126
 Net realized gain (loss) on security
  transactions                                     (35)                  (318)
 Net realized gain on distributions                880                     --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      (7,735)               (49,032)
                                              --------             ----------
 Net increase (decrease) in net assets
  resulting from operations                     (7,045)               (49,224)
                                              --------             ----------
UNIT TRANSACTIONS:
 Purchases                                       6,000                121,915
 Net transfers                                   2,000                 98,420
 Surrenders for benefit payments and
  fees                                             (32)                (3,844)
 Net annuity transactions                           --                     --
                                              --------             ----------
 Net increase (decrease) in net assets
  resulting from unit transactions               7,968                216,491
                                              --------             ----------
 Net increase (decrease) in net assets             923                167,267
NET ASSETS:
 Beginning of year                               8,341                     --
                                              --------             ----------
 End of year                                    $9,264               $167,267
                                              ========             ==========

(a)  From inception May 1, 2008 to December 31, 2008.

(j)  Formerly Developing Growth. Change effective May 1, 2008.

(s)  Formerly reported as Flexible Income.

(t)  Formerly reported as Dividend Growth.

(u) Formerly reported as Global Equity.

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2008

-------------------------------------------------------------------------------


                                            MTB LARGE CAP       MTB MODERATE
                                            VALUE FUND II      GROWTH FUND II
                                           SUB-ACCOUNT (A)     SUB-ACCOUNT (A)
-------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                      $488               $154
 Net realized gain (loss) on security
  transactions                                     (320)                (1)
 Net realized gain on distributions                  --                722
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      (48,744)            (3,015)
                                               --------            -------
 Net increase (decrease) in net assets
  resulting from operations                     (48,576)            (2,140)
                                               --------            -------
UNIT TRANSACTIONS:
 Purchases                                      126,191              6,414
 Net transfers                                  122,782              6,976
 Surrenders for benefit payments and
  fees                                           (3,853)                --
 Net annuity transactions                            --                 --
                                               --------            -------
 Net increase (decrease) in net assets
  resulting from unit transactions              245,120             13,390
                                               --------            -------
 Net increase (decrease) in net assets          196,544             11,250
NET ASSETS:
 Beginning of year                                   --                 --
                                               --------            -------
 End of year                                   $196,544            $11,250
                                               ========            =======

(a)  From inception May 1, 2008 to December 31, 2008.

THE ACCOMPANYING NOTES ARE AN INTERGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                            COLUMBIA MARSICO
                                             INTERNATIONAL           COLUMBIA              COLUMBIA MARSICO
                                             OPPORTUNITIES          HIGH YIELD             FOCUSED EQUITIES
                                                VS FUND              VS FUND                   VS FUND
                                              SUB-ACCOUNT          SUB-ACCOUNT               SUB-ACCOUNT
---------------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                     $(222,483)          $1,539,326                 $(376,209)
 Net realized gain (loss) on security
  transactions                                    1,861,286              (62,964)                  898,947
 Net realized gain on distributions               4,792,022                   --                 3,206,812
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      (22,405,409)          (6,431,112)              (13,887,907)
                                             --------------       --------------            --------------
 Net increase (decrease) in net assets
  resulting from operations                     (15,974,584)          (4,954,750)              (10,158,357)
                                             --------------       --------------            --------------
UNIT TRANSACTIONS:
 Purchases                                           50,308               49,870                    40,997
 Net transfers                                   (1,612,832)          (1,952,041)               (1,874,271)
 Surrenders for benefit payments and
  fees                                           (5,952,763)          (4,614,076)               (4,926,196)
 Net annuity transactions                                --                   --                        --
                                             --------------       --------------            --------------
 Net increase (decrease) in net assets
  resulting from unit transactions               (7,515,287)          (6,516,247)               (6,759,470)
                                             --------------       --------------            --------------
 Net increase (decrease) in net assets          (23,489,871)         (11,470,997)              (16,917,827)
NET ASSETS:
 Beginning of year                               38,038,970           23,788,473                28,305,340
                                             --------------       --------------            --------------
 End of year                                    $14,549,099          $12,317,476               $11,387,513
                                             ==============       ==============            ==============


                                            COLUMBIA MARSICO         COLUMBIA MARSICO
                                                 GROWTH                21ST CENTURY
                                                VS FUND                   VS FUND
                                              SUB-ACCOUNT               SUB-ACCOUNT
--------------------------------------  -------------------------------------------------
OPERATIONS:
 Net investment income (loss)                     $(310,396)               $(133,013)
 Net realized gain (loss) on security
  transactions                                    1,219,078                   69,909
 Net realized gain on distributions                      --                  125,971
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                       (9,582,385)              (3,733,077)
                                             --------------            -------------
 Net increase (decrease) in net assets
  resulting from operations                      (8,673,703)              (3,670,210)
                                             --------------            -------------
UNIT TRANSACTIONS:
 Purchases                                           55,934                    2,246
 Net transfers                                   (1,427,643)                (587,682)
 Surrenders for benefit payments and
  fees                                           (4,050,473)              (1,190,857)
 Net annuity transactions                                --                       --
                                             --------------            -------------
 Net increase (decrease) in net assets
  resulting from unit transactions               (5,422,182)              (1,776,293)
                                             --------------            -------------
 Net increase (decrease) in net assets          (14,095,885)              (5,446,503)
NET ASSETS:
 Beginning of year                               24,925,599                9,239,952
                                             --------------            -------------
 End of year                                    $10,829,714               $3,793,449
                                             ==============            =============

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2008

-------------------------------------------------------------------------------

                                                                        OPPENHEIMER
                                              COLUMBIA MARSICO            CAPITAL
                                               MIDCAP GROWTH            APPRECIATION
                                                  VS FUND                 FUND/VA
                                                SUB-ACCOUNT           SUB-ACCOUNT (A)
----------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                       $(473,627)              $(1,021)
 Net realized gain (loss) on security
  transactions                                         55,458                  (102)
 Net realized gain on distributions                 3,116,967                    --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                        (14,737,116)              (64,167)
                                               --------------            ----------
 Net increase (decrease) in net assets
  resulting from operations                       (12,038,318)              (65,290)
                                               --------------            ----------
UNIT TRANSACTIONS:
 Purchases                                             46,802               154,979
 Net transfers                                     (1,604,126)               32,305
 Surrenders for benefit payments and
  fees                                             (5,049,205)                 (843)
 Net annuity transactions                                  --                    --
                                               --------------            ----------
 Net increase (decrease) in net assets
  resulting from unit transactions                 (6,606,529)              186,441
                                               --------------            ----------
 Net increase (decrease) in net assets            (18,644,847)              121,151
NET ASSETS:
 Beginning of year                                 32,243,994                    --
                                               --------------            ----------
 End of year                                      $13,599,147              $121,151
                                               ==============            ==========

(a)  From inception May 1, 2008 to December 31, 2008.

THE ACCOMPANYING NOTES ARE AN INTERGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                                                                           OPPENHEIMER
                                             OPPENHEIMER            OPPENHEIMER            MAIN STREET
                                          GLOBAL SECURITIES         MAIN STREET             SMALL CAP
                                               FUND/VA               FUND(R)/VA             FUND(R)/VA
                                           SUB-ACCOUNT (A)        SUB-ACCOUNT (A)        SUB-ACCOUNT (A)
------------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                    $(17,682)              $(2,143)               $(12,172)
 Net realized gain (loss) on security
  transactions                                          3                  (118)                 (2,149)
 Net realized gain on distributions                    --                    --                      --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                       (741,647)              (92,287)               (588,762)
                                             ------------            ----------            ------------
 Net increase (decrease) in net assets
  resulting from operations                      (759,326)              (94,548)               (603,083)
                                             ------------            ----------            ------------
UNIT TRANSACTIONS:
 Purchases                                      1,638,183               256,025               1,330,813
 Net transfers                                  2,805,125               252,941               1,727,201
 Surrenders for benefit payments and
  fees                                            (58,982)              (10,868)                (32,572)
 Net annuity transactions                              --                    --                      --
                                             ------------            ----------            ------------
 Net increase (decrease) in net assets
  resulting from unit transactions              4,384,326               498,098               3,025,442
                                             ------------            ----------            ------------
 Net increase (decrease) in net assets          3,625,000               403,550               2,422,359
NET ASSETS:
 Beginning of year                                     --                    --                      --
                                             ------------            ----------            ------------
 End of year                                   $3,625,000              $403,550              $2,422,359
                                             ============            ==========            ============


                                            OPPENHEIMER             PUTNAM VT
                                               VALUE               DIVERSIFIED
                                              FUND/VA              INCOME FUND
                                          SUB-ACCOUNT (A)        SUB-ACCOUNT (A)
--------------------------------------  --------------------------------------------
OPERATIONS:
 Net investment income (loss)                    $(432)                $(33,426)
 Net realized gain (loss) on security
  transactions                                     (44)                  (3,118)
 Net realized gain on distributions                 --                       --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                     (18,939)              (1,493,415)
                                             ---------            -------------
 Net increase (decrease) in net assets
  resulting from operations                    (19,415)              (1,529,959)
                                             ---------            -------------
UNIT TRANSACTIONS:
 Purchases                                      39,491                4,184,394
 Net transfers                                  39,630                4,015,639
 Surrenders for benefit payments and
  fees                                            (124)                 (99,894)
 Net annuity transactions                           --                       --
                                             ---------            -------------
 Net increase (decrease) in net assets
  resulting from unit transactions              78,997                8,100,139
                                             ---------            -------------
 Net increase (decrease) in net assets          59,582                6,570,180
NET ASSETS:
 Beginning of year                                  --                       --
                                             ---------            -------------
 End of year                                   $59,582               $6,570,180
                                             =========            =============

(a)  From inception May 1, 2008 to December 31, 2008.

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2008

-------------------------------------------------------------------------------

                                                                     PUTNAM VT
                                               PUTNAM VT           INTERNATIONAL
                                              GLOBAL ASSET          GROWTH AND
                                            ALLOCATION FUND         INCOME FUND
                                            SUB-ACCOUNT (A)       SUB-ACCOUNT (A)
-----------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                       $(841)               $(274)
 Net realized gain (loss) on security
  transactions                                       (561)                (174)
 Net realized gain on distributions                    --                   --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                        (33,247)             (16,345)
                                               ----------            ---------
 Net increase (decrease) in net assets
  resulting from operations                       (34,649)             (16,793)
                                               ----------            ---------
UNIT TRANSACTIONS:
 Purchases                                        113,411               43,059
 Net transfers                                     25,093               15,129
 Surrenders for benefit payments and
  fees                                             (1,266)                (666)
 Net annuity transactions                              --                   --
                                               ----------            ---------
 Net increase (decrease) in net assets
  resulting from unit transactions                137,238               57,522
                                               ----------            ---------
 Net increase (decrease) in net assets            102,589               40,729
NET ASSETS:
 Beginning of year                                     --                   --
                                               ----------            ---------
 End of year                                     $102,589              $40,729
                                               ==========            =========

(a)  From inception May 1, 2008 to December 31, 2008.

THE ACCOMPANYING NOTES ARE AN INTERGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                                                                          JPMORGAN
                                             PUTNAM VT            PUTNAM VT           INSURANCE TRUST
                                           INTERNATIONAL          SMALL CAP               BALANCED
                                            EQUITY FUND           VALUE FUND           PORTFOLIO - 1
                                          SUB-ACCOUNT (A)      SUB-ACCOUNT (A)          SUB-ACCOUNT
---------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                    $(361)                $(466)                $26,443
 Net realized gain (loss) on security
  transactions                                     (16)                 (207)                (42,118)
 Net realized gain on distributions                 --                    --                 209,091
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                     (18,454)              (26,877)               (638,028)
                                             ---------            ----------            ------------
 Net increase (decrease) in net assets
  resulting from operations                    (18,831)              (27,550)               (444,612)
                                             ---------            ----------            ------------
UNIT TRANSACTIONS:
 Purchases                                      64,961                84,734                  70,010
 Net transfers                                  26,498                20,249                  76,117
 Surrenders for benefit payments and
  fees                                             (82)               (1,811)               (149,180)
 Net annuity transactions                           --                    --                      --
                                             ---------            ----------            ------------
 Net increase (decrease) in net assets
  resulting from unit transactions              91,377               103,172                  (3,053)
                                             ---------            ----------            ------------
 Net increase (decrease) in net assets          72,546                75,622                (447,665)
NET ASSETS:
 Beginning of year                                  --                    --               1,746,889
                                             ---------            ----------            ------------
 End of year                                   $72,546               $75,622              $1,299,224
                                             =========            ==========            ============

                                               JPMORGAN                 JPMORGAN
                                            INSURANCE TRUST          INSURANCE TRUST
                                               CORE BOND           DIVERSIFIED EQUITY
                                             PORTFOLIO - 1            PORTFOLIO - 1
                                              SUB-ACCOUNT              SUB-ACCOUNT
--------------------------------------  ------------------------------------------------
OPERATIONS:
 Net investment income (loss)                   $2,279,343                 $(48,645)
 Net realized gain (loss) on security
  transactions                                     (42,988)                (130,266)
 Net realized gain on distributions                     --                  996,699
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      (2,452,024)              (5,145,009)
                                             -------------            -------------
 Net increase (decrease) in net assets
  resulting from operations                       (215,669)              (4,327,221)
                                             -------------            -------------
UNIT TRANSACTIONS:
 Purchases                                       3,089,157                  100,762
 Net transfers                                   1,058,275                  648,712
 Surrenders for benefit payments and
  fees                                          (4,125,343)                (683,969)
 Net annuity transactions                               --                       --
                                             -------------            -------------
 Net increase (decrease) in net assets
  resulting from unit transactions                  22,089                   65,505
                                             -------------            -------------
 Net increase (decrease) in net assets            (193,580)              (4,261,716)
NET ASSETS:
 Beginning of year                              56,632,634               11,746,003
                                             -------------            -------------
 End of year                                   $56,439,054               $7,484,287
                                             =============            =============

(a)  From inception May 1, 2008 to December 31, 2008.

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2008

-------------------------------------------------------------------------------

                                                 JPMORGAN                  JPMORGAN
                                              INSURANCE TRUST          INSURANCE TRUST
                                             INTREPID MID CAP            EQUITY INDEX
                                               PORTFOLIO - 1            PORTFOLIO - 1
                                                SUB-ACCOUNT              SUB-ACCOUNT
-------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                      $(102,166)                 $144,094
 Net realized gain (loss) on security
  transactions                                       (85,663)                 (276,419)
 Net realized gain on distributions                  829,108                        --
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                        (5,325,097)              (18,957,816)
                                               -------------            --------------
 Net increase (decrease) in net assets
  resulting from operations                       (4,683,818)              (19,090,141)
                                               -------------            --------------
UNIT TRANSACTIONS:
 Purchases                                           438,641                 1,391,591
 Net transfers                                     1,921,435                 9,517,740
 Surrenders for benefit payments and
  fees                                              (714,834)               (2,743,095)
 Net annuity transactions                                 --                        --
                                               -------------            --------------
 Net increase (decrease) in net assets
  resulting from unit transactions                 1,645,242                 8,166,236
                                               -------------            --------------
 Net increase (decrease) in net assets            (3,038,576)              (10,923,905)
NET ASSETS:
 Beginning of year                                10,572,932                42,767,459
                                               -------------            --------------
 End of year                                      $7,534,356               $31,843,554
                                               =============            ==============

THE ACCOMPANYING NOTES ARE AN INTERGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                                                                                 JPMORGAN
                                               JPMORGAN                 JPMORGAN              INSURANCE TRUST
                                            INSURANCE TRUST          INSURANCE TRUST            DIVERSIFIED
                                            GOVERNMENT BOND          INTREPID GROWTH          MID CAP GROWTH
                                             PORTFOLIO - 1            PORTFOLIO - 1            PORTFOLIO - 1
                                              SUB-ACCOUNT              SUB-ACCOUNT              SUB-ACCOUNT
-----------------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                     $903,350                 $(23,086)               $(191,689)
 Net realized gain (loss) on security
  transactions                                      46,726                   (7,881)                (136,924)
 Net realized gain on distributions                     --                       --                2,368,791
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                       1,174,680               (1,504,594)              (8,505,613)
                                             -------------            -------------            -------------
 Net increase (decrease) in net assets
  resulting from operations                      2,124,756               (1,535,561)              (6,465,435)
                                             -------------            -------------            -------------
UNIT TRANSACTIONS:
 Purchases                                         802,506                  422,357                  195,301
 Net transfers                                   5,404,060                2,335,107                  166,970
 Surrenders for benefit payments and
  fees                                          (1,811,141)                (163,581)                (899,655)
 Net annuity transactions                               --                       --                       --
                                             -------------            -------------            -------------
 Net increase (decrease) in net assets
  resulting from unit transactions               4,395,425                2,593,883                 (537,384)
                                             -------------            -------------            -------------
 Net increase (decrease) in net assets           6,520,181                1,058,322               (7,002,819)
NET ASSETS:
 Beginning of year                              22,460,794                1,852,340               14,929,094
                                             -------------            -------------            -------------
 End of year                                   $28,980,975               $2,910,662               $7,926,275
                                             =============            =============            =============

                                               JPMORGAN
                                            INSURANCE TRUST
                                              DIVERSIFIED           JENNISON 20/20
                                             MID CAP VALUE               FOCUS
                                             PORTFOLIO - 1             PORTFOLIO
                                              SUB-ACCOUNT             SUB-ACCOUNT
--------------------------------------  ----------------------------------------------
OPERATIONS:
 Net investment income (loss)                      $(7,880)               $(5,993)
 Net realized gain (loss) on security
  transactions                                     (88,152)                (2,414)
 Net realized gain on distributions              2,124,490                 24,368
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      (5,888,361)              (166,250)
                                             -------------            -----------
 Net increase (decrease) in net assets
  resulting from operations                     (3,859,903)              (150,289)
                                             -------------            -----------
UNIT TRANSACTIONS:
 Purchases                                          93,985                    590
 Net transfers                                     157,194                100,756
 Surrenders for benefit payments and
  fees                                            (568,998)              (116,198)
 Net annuity transactions                               --                     --
                                             -------------            -----------
 Net increase (decrease) in net assets
  resulting from unit transactions                (317,819)               (14,852)
                                             -------------            -----------
 Net increase (decrease) in net assets          (4,177,722)              (165,141)
NET ASSETS:
 Beginning of year                              10,686,502                377,680
                                             -------------            -----------
 End of year                                    $6,508,780               $212,539
                                             =============            ===========

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2008

-------------------------------------------------------------------------------


                                                            PRUDENTIAL
                                      JENNISON                 VALUE
                                      PORTFOLIO              PORTFOLIO
                                     SUB-ACCOUNT            SUB-ACCOUNT
----------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)            $(7,489)                 $(654)
 Net realized gain (loss) on
  security transactions                  (25,498)               (15,824)
 Net realized gain on
  distributions                               --                 43,125
 Net unrealized appreciation
  (depreciation) of
  investments during the year           (164,165)              (130,400)
                                     -----------            -----------
 Net increase (decrease) in
  net assets resulting from
  operations                            (197,152)              (103,753)
                                     -----------            -----------
UNIT TRANSACTIONS:
 Purchases                                    --                     --
 Net transfers                            (5,209)                 3,252
 Surrenders for benefit
  payments and fees                     (148,772)               (37,787)
 Net annuity transactions                     --                     --
                                     -----------            -----------
 Net increase (decrease) in
  net assets resulting from
  unit transactions                     (153,981)               (34,535)
                                     -----------            -----------
 Net increase (decrease) in
  net assets                            (351,133)              (138,288)
NET ASSETS:
 Beginning of year                       643,977                252,927
                                     -----------            -----------
 End of year                            $292,844               $114,639
                                     ===========            ===========

THE ACCOMPANYING NOTES ARE AN INTERGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                   PRUDENTIAL            LEGG MASON               LEGG MASON
                                     SERIES           PARTNERS VARIABLE        PARTNERS VARIABLE
                                 INTERNATIONAL       CAPITAL AND INCOME        FUNDAMENTAL VALUE
                                     GROWTH               PORTFOLIO                PORTFOLIO
                                  SUB-ACCOUNT            SUB-ACCOUNT              SUB-ACCOUNT
---------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)           $(29)                $(1,721)                    $(254)
 Net realized gain (loss) on
  security transactions                1,239                 (57,785)                 (209,021)
 Net realized gain on
  distributions                        1,403                   4,215                     1,228
 Net unrealized appreciation
  (depreciation) of
  investments during the year         (7,189)                (11,461)                 (492,318)
                                    --------             -----------             -------------
 Net increase (decrease) in
  net assets resulting from
  operations                          (4,576)                (66,752)                 (700,365)
                                    --------             -----------             -------------
UNIT TRANSACTIONS:
 Purchases                                --                      --                        --
 Net transfers                            --                 (29,603)                 (110,667)
 Surrenders for benefit
  payments and fees                      (18)               (174,425)                 (595,379)
 Net annuity transactions                 --                      --                        --
                                    --------             -----------             -------------
 Net increase (decrease) in
  net assets resulting from
  unit transactions                      (18)               (204,028)                 (706,046)
                                    --------             -----------             -------------
 Net increase (decrease) in
  net assets                          (4,594)               (270,780)               (1,406,411)
NET ASSETS:
 Beginning of year                     8,929                 349,828                 2,362,308
                                    --------             -----------             -------------
 End of year                          $4,335                 $79,048                  $955,897
                                    ========             ===========             =============

                                    LEGG MASON
                                PARTNERS VARIABLE         LEGG MASON
                                   GLOBAL HIGH         PARTNERS VARIABLE
                                    YIELD BOND             INVESTORS
                                    PORTFOLIO              PORTFOLIO
                                   SUB-ACCOUNT            SUB-ACCOUNT
-----------------------------  -------------------------------------------
OPERATIONS:
 Net investment income (loss)           $7,738                $(2,136)
 Net realized gain (loss) on
  security transactions                (12,803)                 5,176
 Net realized gain on
  distributions                             --                 16,953
 Net unrealized appreciation
  (depreciation) of
  investments during the year          (38,861)              (263,509)
                                    ----------            -----------
 Net increase (decrease) in
  net assets resulting from
  operations                           (43,926)              (243,516)
                                    ----------            -----------
UNIT TRANSACTIONS:
 Purchases                                  --                    900
 Net transfers                         (19,599)               (16,274)
 Surrenders for benefit
  payments and fees                    (11,351)              (294,539)
 Net annuity transactions                   --                     --
                                    ----------            -----------
 Net increase (decrease) in
  net assets resulting from
  unit transactions                    (30,950)              (309,913)
                                    ----------            -----------
 Net increase (decrease) in
  net assets                           (74,876)              (553,429)
NET ASSETS:
 Beginning of year                     138,565                890,093
                                    ----------            -----------
 End of year                           $63,689               $336,664
                                    ==========            ===========

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2008

-------------------------------------------------------------------------------

                                             VAN KAMPEN LIT
                                               GROWTH AND           VAN KAMPEN LIT
                                                 INCOME                COMSTOCK
                                                PORTFOLIO              PORTFOLIO
                                             SUB-ACCOUNT (V)        SUB-ACCOUNT (W)
--------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                      $(2,456)                $1,448
 Net realized gain (loss) on security
  transactions                                     (17,891)               (11,411)
 Net realized gain on distributions                 13,340                 24,734
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                        (214,183)              (198,841)
                                               -----------            -----------
 Net increase (decrease) in net assets
  resulting from operations                       (221,190)              (184,070)
                                               -----------            -----------
UNIT TRANSACTIONS:
 Purchases                                         322,295                 11,500
 Net transfers                                     367,473                (28,814)
 Surrenders for benefit payments and
  fees                                             (25,761)               (13,012)
 Net annuity transactions                               --                     --
                                               -----------            -----------
 Net increase (decrease) in net assets
  resulting from unit transactions                 664,007                (30,326)
                                               -----------            -----------
 Net increase (decrease) in net assets             442,817               (214,396)
NET ASSETS:
 Beginning of year                                 391,502                512,627
                                               -----------            -----------
 End of year                                      $834,319               $298,231
                                               ===========            ===========

(v)  Formerly reported as Growth and Income.

(w) Formerly reported as Comstock.

THE ACCOMPANYING NOTES ARE AN INTERGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                 WELLS FARGO         WELLS FARGO         WELLS FARGO
                                ADVANTAGE VT        ADVANTAGE VT        ADVANTAGE VT
                                    ASSET           TOTAL RETURN           EQUITY
                               ALLOCATION FUND        BOND FUND          INCOME FUND
                                 SUB-ACCOUNT         SUB-ACCOUNT         SUB-ACCOUNT
----------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income
  (loss)                                $71               $294                  $93
 Net realized gain (loss)
  on security transactions              (13)                --                 (599)
 Net realized gain on
  distributions                         956                 --                3,931
 Net unrealized
  appreciation
  (depreciation) of
  investments during the
  year                               (5,207)              (208)             (14,660)
                                  ---------            -------            ---------
 Net increase (decrease) in
  net assets resulting from
  operations                         (4,193)                86              (11,235)
                                  ---------            -------            ---------
UNIT TRANSACTIONS:
 Purchases                               --                 --                   --
 Net transfers                           --                 --                  427
 Surrenders for benefit
  payments and fees                       1                 --               (3,182)
 Net annuity transactions                --                 --                   --
                                  ---------            -------            ---------
 Net increase (decrease) in
  net assets resulting from
  unit transactions                       1                 --               (2,755)
                                  ---------            -------            ---------
 Net increase (decrease) in
  net assets                         (4,192)                86              (13,990)
NET ASSETS:
 Beginning of year                   13,784              8,573               31,239
                                  ---------            -------            ---------
 End of year                         $9,592             $8,659              $17,249
                                  =========            =======            =========

                                WELLS FARGO          WELLS FARGO
                                ADVANTAGE VT        ADVANTAGE VT
                               C&B LARGE CAP        INTERNATIONAL
                                 VALUE FUND           CORE FUND
                                SUB-ACCOUNT          SUB-ACCOUNT
---------------------------  ---------------------------------------
OPERATIONS:
 Net investment income
  (loss)                              $(22)                 $11
 Net realized gain (loss)
  on security transactions          (2,379)                 (17)
 Net realized gain on
  distributions                         --                1,880
 Net unrealized
  appreciation
  (depreciation) of
  investments during the
  year                              (2,664)              (7,078)
                                  --------            ---------
 Net increase (decrease) in
  net assets resulting from
  operations                        (5,065)              (5,204)
                                  --------            ---------
UNIT TRANSACTIONS:
 Purchases                           9,009                   --
 Net transfers                        (320)               1,371
 Surrenders for benefit
  payments and fees                 (4,865)                  (8)
 Net annuity transactions               --                   --
                                  --------            ---------
 Net increase (decrease) in
  net assets resulting from
  unit transactions                  3,824                1,363
                                  --------            ---------
 Net increase (decrease) in
  net assets                        (1,241)              (3,841)
NET ASSETS:
 Beginning of year                   6,260               11,003
                                  --------            ---------
 End of year                        $5,019               $7,162
                                  ========            =========

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2008

-------------------------------------------------------------------------------

                                             WELLS FARGO        WELLS FARGO
                                            ADVANTAGE VT        ADVANTAGE VT
                                            LARGE COMPANY        SMALL CAP
                                             GROWTH FUND        GROWTH FUND
                                             SUB-ACCOUNT        SUB-ACCOUNT
-------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                    $(116)              $(190)
 Net realized gain (loss) on security
  transactions                                     (48)             (1,890)
 Net realized gain on distributions                 --               3,442
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                      (3,480)             (7,248)
                                               -------            --------
 Net increase (decrease) in net assets
  resulting from operations                     (3,644)             (5,886)
                                               -------            --------
UNIT TRANSACTIONS:
 Purchases                                          --               3,754
 Net transfers                                     421                 325
 Surrenders for benefit payments and
  fees                                              (7)             (1,895)
 Net annuity transactions                           --                  --
                                               -------            --------
 Net increase (decrease) in net assets
  resulting from unit transactions                 414               2,184
                                               -------            --------
 Net increase (decrease) in net assets          (3,230)             (3,702)
NET ASSETS:
 Beginning of year                               8,648              10,207
                                               -------            --------
 End of year                                    $5,418              $6,505
                                               =======            ========

THE ACCOMPANYING NOTES ARE AN INTERGRAL PART OF THESE FINANCIAL STATEMENTS.

-------------------------------------------------------------------------------

                                                                   RIDGEWORTH               RIDGEWORTH
                                                                 VARIABLE TRUST           VARIABLE TRUST
                                            WELLS FARGO             LARGE CAP               LARGE CAP
                                           ADVANTAGE VT              GROWTH                    CORE
                                          DISCOVERY FUND           STOCK FUND              EQUITY FUND
                                          SUB-ACCOUNT (K)        SUB-ACCOUNT (L)         SUB-ACCOUNT (M)
------------------------------------------------------------------------------------------------------------
OPERATIONS:
 Net investment income (loss)                    $(26)                 $(96,339)               $(11,110)
 Net realized gain (loss) on security
  transactions                                     (1)                  (28,476)                (22,341)
 Net realized gain on distributions                --                   834,181                 118,960
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                       (902)               (3,491,676)               (590,644)
                                              -------             -------------            ------------
 Net increase (decrease) in net assets
  resulting from operations                      (929)               (2,782,310)               (505,135)
                                              -------             -------------            ------------
UNIT TRANSACTIONS:
 Purchases                                      2,827                    58,133                  18,072
 Net transfers                                     --                  (214,323)                (60,708)
 Surrenders for benefit payments and
  fees                                             --                (1,065,339)               (241,300)
 Net annuity transactions                          --                        --                      --
                                              -------             -------------            ------------
 Net increase (decrease) in net assets
  resulting from unit transactions              2,827                (1,221,529)               (283,936)
                                              -------             -------------            ------------
 Net increase (decrease) in net assets          1,898                (4,003,839)               (789,071)
NET ASSETS:
 Beginning of year                                 --                 7,531,121               1,504,052
                                              -------             -------------            ------------
 End of year                                   $1,898                $3,527,282                $714,981
                                              =======             =============            ============

                                                                      RIDGEWORTH
                                              RIDGEWORTH            VARIABLE TRUST
                                            VARIABLE TRUST             LARGE CAP
                                             MID-CAP CORE                VALUE
                                             EQUITY FUND              EQUITY FUND
                                           SUB-ACCOUNT (N)          SUB-ACCOUNT (O)
--------------------------------------  -----------------------------------------------
OPERATIONS:
 Net investment income (loss)                    $(20,088)                 $10,613
 Net realized gain (loss) on security
  transactions                                    (41,525)                 (18,975)
 Net realized gain on distributions               173,335                  403,874
 Net unrealized appreciation
  (depreciation) of investments during
  the year                                       (827,254)              (2,361,464)
                                             ------------            -------------
 Net increase (decrease) in net assets
  resulting from operations                      (715,532)              (1,965,952)
                                             ------------            -------------
UNIT TRANSACTIONS:
 Purchases                                         33,288                  156,836
 Net transfers                                     17,296                  789,898
 Surrenders for benefit payments and
  fees                                           (249,430)                (612,345)
 Net annuity transactions                              --                       --
                                             ------------            -------------
 Net increase (decrease) in net assets
  resulting from unit transactions               (198,846)                 334,389
                                             ------------            -------------
 Net increase (decrease) in net assets           (914,378)              (1,631,563)
NET ASSETS:
 Beginning of year                              1,867,265                5,292,995
                                             ------------            -------------
 End of year                                     $952,887               $3,661,432
                                             ============            =============

(k) Funded as of February 12, 2008.

(l) Formerly STI Classic VT Large Cap Growth Stock Fund. Change effective May 1, 2008.

(m) Formerly STI Classic VT Large Cap Core Equity Fund. Change effective May 1, 2008.

(n) Formerly STI Classic VT Mid-Cap Core Equity Fund. Change effective May 1, 2008.

(o) Formerly STI Classic VT Large Cap Value Equity Fund. Change effective May 1, 2008.

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

-------------------------------------------------------------------------------

1.     ORGANIZATION:

    Separate Account Seven (the "Account") is a separate investment account within Hartford Life Insurance Company (the "Company") and is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended. Both the Company and the Account are subject to supervision and regulation by the Department of Insurance of the State of Connecticut and the SEC. The Account invests deposits by variable annuity contract owners of the Company in various mutual funds (the "Funds") as directed by the contract owners.

    The Account invests in the following sub-accounts (collectively, the "Sub-Accounts"): the AllianceBernstein VPS Balanced Wealth Strategy Portfolio, AllianceBernstein VPS International Value Portfolio, AllianceBernstein VPS Small/Mid-Cap Value Portfolio, AllianceBernstein VPS Value Portfolio, AllianceBernstein VPS International Growth Portfolio, AIM V.I. Basic Value Fund, AIM V.I. Capital Appreciation Fund, AIM V.I. Core Equity Fund, AIM V.I. Government Securities Fund, AIM V.I. High Yield Fund, AIM V.I. International Growth Fund, AIM V.I. Mid Cap Core Equity Fund, AIM V.I. Small Cap Equity Fund, AIM V.I. Large Cap Growth Fund, AIM V.I. Capital Development Fund, AIM V.I. PowerShares ETF Allocation Fund, American Funds Global Bond Fund, American Funds Global Growth and Income Fund, American Funds Asset Allocation Fund, American Funds Blue Chip Income and Growth Fund, American Funds Bond Fund, American Funds Global Growth Fund, American Funds Growth Fund, American Funds Growth-Income Fund, American Funds International Fund, American Funds New World Fund, American Funds Global Small Capitalization Fund, BB&T Mid Cap Growth VIF, BB&T Capital Manager Equity VIF, BB&T Large Cap VIF, BB&T Special Opportunities Equity VIF, BB&T Total Return Bond VIF, Columbia Small Company Growth VS Fund , Columbia Large Cap Value VS Fund, Evergreen VA Diversified Capital Builder Fund, Evergreen VA Growth Fund, Evergreen VA International Equity Fund, Evergreen VA Omega Fund, Evergreen VA Special Values Fund, Evergreen VA Fundamental Large Cap Fund, Fidelity VIP Growth Portfolio, Fidelity VIP Contrafund(R) Portfolio, Fidelity VIP Mid Cap Portfolio, Fidelity VIP Value Strategies Portfolio, Fidelity VIP Dynamic Capital Appreciation Portfolio, Franklin Rising Dividends Securities Fund, Franklin Income Securities Fund, Franklin Large Cap Growth Securities Fund, Franklin Global Real Estate Securities Fund, Franklin Small-Mid Cap Growth Securities Fund, Franklin Small Cap Value Securities Fund, Franklin Strategic Income Securities Fund, Mutual Shares Securities Fund, Templeton Developing Markets Securities Fund, Templeton Foreign Securities Fund, Templeton Global Asset Allocation Fund, Templeton Growth Securities Fund, Mutual Global Discovery Securities Fund, Franklin Flex Cap Growth Securities Fund, Franklin Large Cap Value Securities Fund, Templeton Global Bond Securities Fund, Hartford Advisers HLS Fund, Hartford Total Return Bond HLS Fund, Hartford Capital Appreciation HLS Fund, Hartford Dividend and Growth HLS Fund, Hartford Fundamental Growth HLS Fund, Hartford Global Advisers HLS Fund, Hartford Global Equity HLS Fund, Hartford Global Health HLS Fund, Hartford Global Growth HLS Fund, Hartford Disciplined Equity HLS Fund, Hartford Growth HLS Fund, Hartford Growth Opportunities HLS Fund, Hartford High Yield HLS Fund, Hartford Index HLS Fund, Hartford International Growth HLS Fund, Hartford International Small Company HLS Fund, Hartford International Opportunities HLS Fund, Hartford MidCap Growth HLS Fund, Hartford MidCap HLS Fund, Hartford MidCap Value HLS Fund, Hartford Money Market HLS Fund, Hartford SmallCap Value HLS Fund, Hartford Small Company HLS Fund, Hartford SmallCap Growth HLS Fund, Hartford Stock HLS Fund, Hartford U.S. Government Securities HLS Fund, Hartford Value HLS Fund, Hartford Value Opportunities HLS Fund, Hartford Equity Income HLS Fund, American Funds Asset Allocation HLS Fund, American Funds Blue Chip Income and Growth HLS Fund, American Funds Bond HLS Fund, American Funds Global Bond HLS Fund, American Funds Global Growth and Income HLS Fund, American Funds Global Growth HLS Fund, American Funds Global Small Capitalization HLS Fund, American Funds Growth HLS Fund, American Funds Growth-Income HLS Fund, American Funds International HLS Fund, American Funds New World HLS Fund, Huntington VA Income Equity Fund, Huntington VA Dividend Capture Fund, Huntington VA Growth Fund, Huntington VA Mid Corp America Fund, Huntington VA New Economy Fund, Huntington VA Rotating Markets Fund, Huntington VA International Equity Fund, Huntington VA Macro 100 Fund, Huntington VA Mortgage Securities Fund, Huntington VA Situs Fund, Lord Abbett America's Value Portfolio, Lord Abbett Bond-Debenture Portfolio, Lord Abbett Growth and Income Portfolio, MFS(R) Core Equity Series, MFS(R) Growth Series, MFS(R) Global Equity Series, MFS(R) High Income Series, MFS(R) Investors Growth Stock Series, MFS(R) Investors Trust Series, MFS(R) Mid Cap Growth Series, MFS(R) New Discovery Series, MFS(R) Total Return Series, MFS(R) Value Series, MFS(R) Research Bond Series, MFS(R) Research International Series, MFS(R) Research Series, BlackRock Global

-------------------------------------------------------------------------------

    Growth V.I. Fund, BlackRock Large Cap Growth V.I. Fund, Van Kampen -- UIF International Growth Equity Portfolio, Van Kampen -- UIF Mid Cap Growth Portfolio, Van Kampen -- UIF U.S. Mid Cap Value Portfolio, Morgan Stanley -- Focus Growth Portfolio, Morgan Stanley -- Capital Opportunities Portfolio, Morgan Stanley -- Mid Cap Growth Portfolio, Morgan Stanley -- Flexible Income Portfolio, Morgan Stanley -- Dividend Growth Portfolio, *Morgan Stanley -- Global Equity Portfolio, MTB Large Cap Growth Fund II, *MTB Large Cap Value Fund II, *MTB Moderate Growth Fund II, Columbia Marsico International Opportunities VS Fund, Columbia High Yield VS Fund, Columbia Marsico Focused Equities VS Fund, Columbia Asset Allocation VS Fund, Columbia Marsico Growth VS Fund, Columbia Marsico 21st Century VS Fund, Columbia Marsico Midcap Growth VS Fund, Oppenheimer Capital Appreciation Fund/VA, Oppenheimer Global Securities Fund/VA, Oppenheimer Main Street Fund(R)/VA, Oppenheimer Main Street Small Cap Fund(R)/VA, Oppenheimer Value Fund/VA, Putnam VT Diversified Income Fund, Putnam VT Global Asset Allocation Fund, Putnam VT International Growth and Income Fund, Putnam VT International Equity Fund, Putnam VT Small Cap Value Fund, JPMorgan Insurance Trust Balanced Portfolio - 1, JPMorgan Insurance Trust Core Bond Portfolio - 1, JPMorgan Insurance Trust U.S. Equity Portfolio, JPMorgan Insurance Trust Intrepid Mid Cap Portfolio - 1, JPMorgan Insurance Trust Equity Index Portfolio - 1, JPMorgan Insurance Trust Intrepid Growth Portfolio - 1, JPMorgan Insurance Trust Diversified Mid Cap Growth Portfolio
    - 1, JPMorgan Insurance Trust Mid Cap Value Portfolio, Jennison 20/20 Focus Portfolio, Jennison Portfolio, Prudential Value Portfolio, Prudential Series International Growth, Legg Mason ClearBridge Variable Equity Income Builder Portfolio, Legg Mason ClearBridge Variable Fundamental Value Portfolio, Legg Mason Western Asset Variable Global High Yield Bond Portfolio, Legg Mason ClearBridge Variable Investors Portfolio, Van Kampen LIT Growth and Income Portfolio, Van Kampen LIT Comstock Portfolio, Wells Fargo Advantage VT Asset Allocation Fund, Wells Fargo Advantage VT Total Return Bond Fund, Wells Fargo Advantage VT Equity Income Fund, Wells Fargo Advantage VT C&B Large Cap Value Fund, Wells Fargo Advantage VT International Core Fund, Wells Fargo Advantage VT Large Company Growth Fund, Wells Fargo Advantage VT Small Cap Growth Fund, Wells Fargo Advantage VT Discovery Fund, *RidgeWorth Variable Trust Large Cap Growth Stock Fund, *RidgeWorth Variable Trust Large Cap Core Equity Fund, *RidgeWorth Variable Trust Mid-Cap Core Equity Fund and *RidgeWorth Variable Trust Large Cap Value Equity Fund.

       * These funds were liquidated during 2009, as a result, are not presented in the statements of assets and liabilities.

2.     SIGNIFICANT ACCOUNTING POLICIES:

    The following is a summary of significant accounting policies of the Account, which are in accordance with accounting principles generally accepted in the United States of America:

       a) SECURITY TRANSACTIONS -- Security transactions are recorded on the trade date (date the order to buy or sell is executed). Realized gains and losses on the sales of securities are computed using the last in, first out method. Dividend and net realized gain on distributions income is accrued as of the ex-dividend date. Net realized gain on distributions income represents dividends from the Funds, which are characterized as capital gains under tax regulations.

       b) UNIT TRANSACTIONS -- Unit transactions are executed based on the unit values calculated at the close of the business day.

       c) FEDERAL INCOME TAXES -- The operations of the Account form a part of, and are taxed with, the total operations of the Company, which is taxed as an insurance company under the Internal Revenue Code. Under current law, no federal income taxes are payable with respect to the operations of the Account.

       d) USE OF ESTIMATES -- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of income and expenses during the period. The most significant estimate is fair value measurements. Actual results in the future could vary from the amounts derived from management's estimates.

       e) SUBSEQUENT EVENTS -- Management has evaluated events subsequent to December 31, 2009 and through the Account's financial statement issuance date of February 23, 2010, noting there are no subsequent events requiring disclosure. Management has not evaluated subsequent events after that date for presentation in these financial statements.

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
DECEMBER 31, 2009

-------------------------------------------------------------------------------

       f) MORTALITY RISK -- Net assets allocated to contracts in the annuity period are computed according to the 1983a Individual Annuitant Mortality Table and the Annuity 2000 Table. The Mortality Risk is fully borne by the Company and may result in additional amounts being transferred into the Account by the Company to cover greater longevity of contract owners than expected. Conversely, if amounts allocated exceed amounts required, transfers may be made to the Company.

       g) FAIR VALUE MEASUREMENTS -- The Account's investments are carried at fair value in the Account's financial statements. The investments in shares of the Funds are valued at the closing net asset value as determined by the appropriate Fund, which in turn value their investment securities at fair value, as of December 31, 2009.

       For financial instruments that are carried at fair value a hierarchy is used to place the instruments into three broad Levels (Level 1, 2 and 3) by prioritizing the inputs in the valuation techniques used to measure fair value.

       LEVEL 1: Observable inputs that reflect unadjusted quoted prices for identical assets or liabilities in active markets that the Account has the ability to access at the measurement date. Level 1 investments include highly liquid open ended management investment companies ("mutual funds").

       LEVEL 2: Observable inputs, other than unadjusted quoted prices included in Level 1, for the asset or liability or prices for similar assets and liabilities. Level 2 investments include those that are model priced by vendors using observable inputs.

       LEVEL 3: Valuations that are derived from techniques in which one or more of the significant inputs are unobservable (including assumptions about risk). Because Level 3 fair values, by their nature, contain unobservable market inputs as there is no observable market for these assets and liabilities, considerable judgment is used to determine the Level 3 fair values. Level 3 fair values represent the best estimate of an amount that could be realized in a current market exchange absent actual market exchanges.

       In certain cases, the inputs used to measure fair value fall into different levels of fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

       As of December 31, 2009, the Account invests in mutual funds which are carried at fair value and represent Level 1 investments under the Fair Value hierarchy levels. There were no Level 2 or Level 3 investments in the Account.

       h) ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES -- Management has continued to evaluate the application of ASC 740-10 to the Account to determine whether or not there are uncertain tax positions that require financial statement recognition. Based on this review, the Account has determined no reserves for uncertain tax positions were required to have been recorded as a result of the adoption of ASC 740-10. The Account is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next twelve months. The 2007 through 2009 tax years generally remain subject to examination by U.S. federal and most state tax authorities.

3.     ADMINISTRATION OF THE ACCOUNT AND RELATED CHARGES:

    Certain amounts are deducted from the contracts as described below:

       a) MORTALITY AND EXPENSE RISK CHARGES -- The Company will make deductions at a maximum annual rate of 1.55% of the contract's value for the mortality and expense risks which the company undertakes.

       b) TAX EXPENSE CHARGE -- If applicable, the Company will make deductions at a maximum rate of 3.5% of the contract's value to meet premium tax requirements. An additional tax charge based on a percentage of the contract's value may be assessed on partial withdrawals or surrenders. These expenses are included in surrenders for benefit payments and fees in the accompanying statements of changes in net assets.

       c) ADMINISTRATIVE CHARGE -- The Company will make deductions to cover administrative expenses at a maximum annual rate of 0.20% of the contract's value.

       d) ANNUAL MAINTENANCE FEE -- An annual maintenance fee in the amount of $30 may be charged from the contract's value each contract year. However, this fee is not applicable to contracts with values of $50,000 or more, as determined on the most recent contract anniversary. These expenses are included in surrenders for benefit payments and fees on the accompanying statements of changes in net assets.

       e) DISTRIBUTION CHARGE -- A Distribution Charge of 0.75% may be charged to the contract's value each year at the contract anniversary date. This charge is based on a percentage of remaining gross premiums with each

-------------------------------------------------------------------------------

       premium payment having its own Distribution Charge schedule. The Distribution Charge is reduced to 0.0% after the completion of eight years after each respective premium payment. There were no distribution charges as of December 31, 2009.

       f) RIDER CHARGES -- The Company will charge an expense for various Rider charges, which are either included in the mortality and expense risk charges in the accompanying statements of operations or the surrenders for benefit payments and fees in the accompanying statements of changes in net assets. For further detail regarding specific product rider charges, please refer to Footnote 6, Financial Highlights.

4.     PURCHASES AND SALES OF INVESTMENTS:

    The cost of purchases and proceeds from sales of investments for the year ended December 31, 2009 were as follows:

                                                 PURCHASES          PROCEEDS
SUB-ACCOUNT                                       AT COST          FROM SALES
--------------------------------------------------------------------------------
AllianceBernstein VPS Balanced Wealth
 Strategy Portfolio                                 $1,957,740          $127,074
AllianceBernstein VPS International Value
 Portfolio                                           3,328,523           957,210
AllianceBernstein VPS Small/Mid-Cap Value
 Portfolio                                             472,333           314,943
AllianceBernstein VPS Value Portfolio                  308,013           281,684
AllianceBernstein VPS International Growth
 Portfolio                                             347,336           234,152
AIM V.I. Basic Value Fund                            8,315,502        11,687,318
AIM V.I. Capital Appreciation Fund                   4,587,713         5,318,981
AIM V.I. Core Equity Fund                           10,801,612        14,674,175
AIM V.I. Government Securities Fund                110,232,033       161,083,549
AIM V.I. High Yield Fund                               299,436           229,631
AIM V.I. International Growth Fund                  11,446,397        11,708,260
AIM V.I. Mid Cap Core Equity Fund                   10,301,832        15,505,052
AIM V.I. Small Cap Equity Fund                       8,418,447         8,138,558
AIM V.I. Large Cap Growth Fund                       2,295,360         4,087,739
AIM V.I. Capital Development Fund                    2,274,535           763,212
AIM V.I. PowerShares ETF Allocation Fund               559,746            16,240
American Funds Global Bond Fund                     24,305,764        23,651,540
American Funds Global Growth and Income Fund        15,221,402        19,167,041
American Funds Asset Allocation Fund                22,022,470        55,301,150
American Funds Blue Chip Income and Growth
 Fund                                               12,359,005        26,374,292
American Funds Bond Fund                            56,684,327        54,708,727
American Funds Global Growth Fund                   17,285,275        22,431,699
American Funds Growth Fund                          43,669,577       112,211,391
American Funds Growth-Income Fund                   35,269,442       109,525,314
American Funds International Fund                   18,081,942        41,777,361
American Funds New World Fund                       17,438,147        17,917,610
American Funds Global Small Capitalization
 Fund                                               12,660,053        14,552,975
BB&T Mid Cap Growth VIF                                 89,473            17,399
BB&T Capital Manager Equity VIF                          2,998               148
BB&T Large Cap VIF                                          --             9,059
BB&T Special Opportunities Equity VIF                  590,236           231,992
BB&T Total Return Bond VIF                           1,005,896           366,064
Columbia Small Company Growth VS Fund                  512,986         2,277,005
Columbia Large Cap Value VS Fund                     1,321,320         4,165,191
Evergreen VA Diversified Capital Builder
 Fund                                                  806,305           469,357
Evergreen VA Growth Fund                               148,935           328,462
Evergreen VA International Equity Fund                 168,215           285,980
Evergreen VA Omega Fund                                308,868            60,486
Evergreen VA Special Values Fund                     1,967,593         2,355,065

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                             PURCHASES          PROCEEDS
SUB-ACCOUNT                                   AT COST          FROM SALES
----------------------------------------------------------------------------
Evergreen VA Fundamental Large Cap Fund         $3,729,239          $780,860
Fidelity VIP Growth Portfolio                      414,202           117,085
Fidelity VIP Contrafund(R) Portfolio             5,355,890         1,397,167
Fidelity VIP Mid Cap Portfolio                   5,440,490         1,303,332
Fidelity VIP Value Strategies Portfolio            267,998           129,107
Fidelity VIP Dynamic Capital
 Appreciation Portfolio                             93,762            21,636
Franklin Rising Dividends Securities
 Fund                                           11,636,296        37,183,497
Franklin Income Securities Fund                116,478,769       125,461,944
Franklin Large Cap Growth Securities
 Fund                                            6,623,447        11,022,010
Franklin Global Real Estate Securities
 Fund                                              230,027           570,920
Franklin Small-Mid Cap Growth Securities
 Fund                                           11,334,953        15,445,690
Franklin Small Cap Value Securities Fund         8,495,323         5,106,027
Franklin Strategic Income Securities
 Fund                                           80,106,103        42,934,586
Mutual Shares Securities Fund                   29,141,366        68,393,663
Templeton Developing Markets Securities
 Fund                                           23,090,144        13,460,539
Templeton Foreign Securities Fund               29,591,653        42,365,887
Templeton Global Asset Allocation Fund             292,807           415,375
Templeton Growth Securities Fund                19,872,575        50,645,665
Mutual Global Discovery Securities Fund         25,693,506        23,795,368
Franklin Flex Cap Growth Securities Fund         4,780,502         3,984,262
Franklin Large Cap Value Securities Fund         3,266,426         1,986,098
Templeton Global Bond Securities Fund            9,885,758         1,762,604
Hartford Advisers HLS Fund                       2,676,523         4,695,980
Hartford Total Return Bond HLS Fund             62,032,974        18,855,531
Hartford Capital Appreciation HLS Fund          43,417,420        15,082,523
Hartford Dividend and Growth HLS Fund           32,891,273        10,134,982
Hartford Fundamental Growth HLS Fund               148,132             3,874
Hartford Global Advisers HLS Fund                   28,576            57,721
Hartford Global Equity HLS Fund                    187,909           164,897
Hartford Global Health HLS Fund                      3,371            20,926
Hartford Global Growth HLS Fund                    140,446           136,903
Hartford Disciplined Equity HLS Fund             3,814,524           453,559
Hartford Growth HLS Fund                           218,738           211,134
Hartford Growth Opportunities HLS Fund          10,998,313         1,531,691
Hartford High Yield HLS Fund                     2,384,756           834,735
Hartford Index HLS Fund                             11,155            48,303
Hartford International Growth HLS Fund             202,831           154,144
Hartford International Small Company HLS
 Fund                                                  922            12,359
Hartford International Opportunities HLS
 Fund                                            1,747,462         2,204,244
Hartford MidCap Growth HLS Fund                  1,190,208           481,735
Hartford MidCap HLS Fund                             4,964           297,826
Hartford MidCap Value HLS Fund                       1,240            61,099
Hartford Money Market HLS Fund                 197,563,542       385,630,487
Hartford SmallCap Value HLS Fund                    55,183           144,019
Hartford Small Company HLS Fund                    687,474         1,120,378
Hartford SmallCap Growth HLS Fund                  323,294           210,322
Hartford Stock HLS Fund                          1,038,357         2,911,471
Hartford U.S. Government Securities HLS
 Fund                                            8,068,460         4,592,018

-------------------------------------------------------------------------------

                                             PURCHASES          PROCEEDS
SUB-ACCOUNT                                   AT COST          FROM SALES
----------------------------------------------------------------------------
Hartford Value HLS Fund                           $391,555           $36,192
Hartford Value Opportunities HLS Fund               48,058            27,494
Hartford Equity Income HLS Fund                    223,906            63,802
American Funds Asset Allocation HLS Fund         4,666,582         1,346,534
American Funds Blue Chip Income and
 Growth HLS Fund                                 2,014,504           433,459
American Funds Bond HLS Fund                    16,649,116         2,603,077
American Funds Global Bond HLS Fund              2,497,030           731,755
American Funds Global Growth and Income
 HLS Fund                                        4,250,997         1,078,115
American Funds Global Growth HLS Fund            1,478,883           627,089
American Funds Global Small
 Capitalization HLS Fund                         3,263,563         1,146,333
American Funds Growth HLS Fund                  17,967,129         3,526,357
American Funds Growth-Income HLS Fund           10,078,178         1,980,105
American Funds International HLS Fund           12,374,330         2,868,815
American Funds New World HLS Fund                2,625,909           627,884
Huntington VA Income Equity Fund                   537,459           318,313
Huntington VA Dividend Capture Fund                368,816         1,018,980
Huntington VA Growth Fund                          650,085           409,811
Huntington VA Mid Corp America Fund                346,681           553,009
Huntington VA New Economy Fund                     541,635           497,664
Huntington VA Rotating Markets Fund                 51,690           118,810
Huntington VA International Equity Fund            943,793           808,786
Huntington VA Macro 100 Fund                       273,876           183,767
Huntington VA Mortgage Securities Fund             824,816           432,915
Huntington VA Situs Fund                           577,131           602,683
Lord Abbett America's Value Portfolio              951,998           255,929
Lord Abbett Bond-Debenture Portfolio             6,776,934         1,384,374
Lord Abbett Growth and Income Portfolio            826,696           428,747
MFS(R) Core Equity Series                          576,098         1,420,405
MFS(R) Growth Series                             4,490,778         3,175,735
MFS(R) Global Equity Series                      1,296,516         3,385,219
MFS(R) High Income Series                       30,130,016        21,133,267
MFS(R) Investors Growth Stock Series             1,118,290         3,006,627
MFS(R) Investors Trust Series                   13,163,463        21,813,752
MFS(R) Mid Cap Growth Series                     4,320,085         4,753,090
MFS(R) New Discovery Series                      9,648,453        21,647,082
MFS(R) Total Return Series                      40,050,766        65,213,292
MFS(R) Value Series                             18,771,038        12,347,782
MFS(R) Research Bond Series                     31,622,754        16,209,307
MFS(R) Research International Series             4,422,093         6,834,180
MFS(R) Research Series                           3,628,397         1,562,424
BlackRock Global Growth V.I. Fund                       55            15,673
BlackRock Large Cap Growth V.I. Fund                 8,004           113,489
Van Kampen -- UIF International Growth
 Equity Portfolio                                      512               687
Van Kampen -- UIF Mid Cap Growth
 Portfolio                                         754,985           298,391
Van Kampen -- UIF U.S. Mid Cap Value
 Portfolio                                         239,312            72,154
Morgan Stanley -- Focus Growth
 Portfolio                                               1               107
Morgan Stanley -- Capital Opportunities
 Portfolio                                           9,715            30,341
Morgan Stanley -- Mid Cap Growth
 Portfolio                                              --               250

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                             PURCHASES          PROCEEDS
SUB-ACCOUNT                                   AT COST          FROM SALES
----------------------------------------------------------------------------
Morgan Stanley -- Flexible Income
 Portfolio                                          $2,982              $955
Morgan Stanley -- Dividend Growth
 Portfolio                                             387               324
Morgan Stanley -- Global Equity
 Portfolio                                             534             8,907
MTB Large Cap Growth Fund II                        80,806           250,607
MTB Large Cap Value Fund II                         88,176           270,974
MTB Moderate Growth Fund II                          1,316               168
Columbia Marsico International
 Opportunities VS Fund                             967,630         4,534,207
Columbia High Yield VS Fund                      2,188,240         4,438,139
Columbia Marsico Focused Equities VS
 Fund                                              432,038         2,934,133
Nations Asset Allocation Portfolio                 287,693           786,110
Columbia Marsico Growth VS Fund                    492,250         3,194,051
Columbia Marsico 21st Century VS Fund              385,257         1,439,291
Columbia Marsico Midcap Growth VS Fund             576,122         4,291,459
Oppenheimer Capital Appreciation Fund/VA           451,514           145,048
Oppenheimer Global Securities Fund/VA            2,407,053           613,331
Oppenheimer Main Street Fund(R)/VA                 408,331            57,290
Oppenheimer Main Street Small Cap
 Fund(R)/VA                                      2,451,576           563,985
Oppenheimer Value Fund/VA                           39,789             4,253
Putnam VT Diversified Income Fund                9,392,134         2,227,995
Putnam VT Global Asset Allocation Fund             187,315            46,700
Putnam VT International Growth and
 Income Fund                                        23,349             6,907
Putnam VT International Equity Fund                162,863            21,700
Putnam VT Small Cap Value Fund                      95,682            34,907
JPMorgan Insurance Trust Balanced
 Portfolio - 1                                     915,813           583,111
JPMorgan Insurance Trust Core Bond
 Portfolio - 1                                  47,330,019        42,582,610
JPMorgan Insurance Trust U.S. Equity
 Portfolio                                         954,540         1,509,752
JPMorgan Insurance Trust Intrepid Mid
 Cap Portfolio - 1                                 868,924         1,389,545
JPMorgan Insurance Trust Equity Index
 Portfolio - 1                                   5,816,502         5,826,902
JPMorgan Insurance Trust Intrepid Growth
 Portfolio - 1                                     526,289           635,351
JPMorgan Insurance Trust Diversified Mid
 Cap Growth Portfolio - 1                        1,516,875         1,890,010
JPMorgan Insurance Trust Mid Cap Value
 Portfolio                                         836,522         1,356,800
Jennison 20/20 Focus Portfolio                          10            61,668
Jennison Portfolio                                   2,593            44,599
Prudential Value Portfolio                         141,303            58,171
Prudential Series International Growth                  62               103
Legg Mason ClearBridge Variable Equity
 Income Builder Portfolio                           11,830            20,602
Legg Mason ClearBridge Variable
 Fundamental Value Portfolio                        35,816           186,062
Legg Mason Western Asset Variable Global
 High Yield Bond Portfolio                           9,082            25,432
Legg Mason ClearBridge Variable
 Investors Portfolio                                16,918            65,759
Van Kampen LIT Growth and Income
 Portfolio                                         485,459           165,168
Van Kampen LIT Comstock Portfolio                   14,715            18,428
Wells Fargo Advantage VT Asset
 Allocation Fund                                       196               177
Wells Fargo Advantage VT Total Return
 Bond Fund                                             455               123
Wells Fargo Advantage VT Equity Income
 Fund                                                1,073             3,227
Wells Fargo Advantage VT C&B Large Cap
 Value Fund                                          2,255               316
Wells Fargo Advantage VT International
 Core Fund                                           1,002               191
Wells Fargo Advantage VT Large Company
 Growth Fund                                           274               521
Wells Fargo Advantage VT Small Cap
 Growth Fund                                         1,653             1,539

-------------------------------------------------------------------------------

                                             PURCHASES          PROCEEDS
SUB-ACCOUNT                                   AT COST          FROM SALES
----------------------------------------------------------------------------
Wells Fargo Advantage VT Discovery Fund               $ --               $43
RidgeWorth Variable Trust Large Cap
 Growth Stock Fund                                 251,110         3,757,745
RidgeWorth Variable Trust Large Cap Core
 Equity Fund                                         9,470           683,642
RidgeWorth Variable Trust Mid-Cap Core
 Equity Fund                                        19,139           947,224
RidgeWorth Variable Trust Large Cap
 Value Equity Fund                                 185,674         3,573,338
                                          ----------------  ----------------
                                            $1,561,057,361    $1,940,052,922
                                          ================  ================

5.     CHANGES IN UNITS OUTSTANDING:

    The changes in units outstanding for the year ended December 31, 2009 were as follows:

                                   UNITS          UNITS       NET INCREASE
SUB-ACCOUNT                       ISSUED        REDEEMED       (DECREASE)
--------------------------------------------------------------------------------
AllianceBernstein VPS
 Balanced Wealth Strategy
 Portfolio                           239,677         13,657         226,020
AllianceBernstein VPS
 International Value
 Portfolio                           628,543        157,281         471,262
AllianceBernstein VPS
 Small/Mid-Cap Value
 Portfolio                            60,449         40,920          19,529
AllianceBernstein VPS Value
 Portfolio                            15,591         11,767           3,824
AllianceBernstein VPS
 International Growth
 Portfolio                            52,225         36,599          15,626
AIM V.I. Basic Value Fund          9,091,553     13,448,478      (4,356,925)
AIM V.I. Capital Appreciation
 Fund                              4,719,552      5,723,780      (1,004,228)
AIM V.I. Core Equity Fund          1,107,368      1,969,858        (862,490)
AIM V.I. Government
 Securities Fund                  66,915,633    126,762,896     (59,847,263)
AIM V.I. High Yield Fund             206,658        197,940           8,718
AIM V.I. International Growth
 Fund                              5,216,223      7,163,709      (1,947,486)
AIM V.I. Mid Cap Core Equity
 Fund                              6,511,810     11,190,401      (4,678,591)
AIM V.I. Small Cap Equity
 Fund                                885,338        785,194         100,144
AIM V.I. Large Cap Growth
 Fund                                278,547        474,842        (196,295)
AIM V.I. Capital Development
 Fund                                362,993        126,541         236,452
AIM V.I. PowerShares ETF
 Allocation Fund                      44,669          1,035          43,634
American Funds Global Bond
 Fund                              2,061,123      2,038,281          22,842
American Funds Global Growth
 and Income Fund                   1,670,240      2,410,139        (739,899)
American Funds Asset
 Allocation Fund                   1,569,459      5,094,623      (3,525,164)
American Funds Blue Chip
 Income and Growth Fund           13,314,644     31,848,050     (18,533,406)
American Funds Bond Fund           3,799,097      4,003,950        (204,853)
American Funds Global Growth
 Fund                              1,478,497      1,982,740        (504,243)
American Funds Growth Fund         5,017,177     12,360,558      (7,343,381)
American Funds Growth-Income
 Fund                              2,757,710     10,630,161      (7,872,451)
American Funds International
 Fund                              1,304,300      3,608,771      (2,304,471)
American Funds New World Fund        867,754        942,959         (75,205)
American Funds Global Small
 Capitalization Fund               1,000,467      1,111,815        (111,348)
BB&T Mid Cap Growth VIF               15,030          2,252          12,778
BB&T Capital Manager Equity
 VIF                                     425             15             410
BB&T Large Cap VIF                        --          1,486          (1,486)
BB&T Special Opportunities
 Equity VIF                           66,367         29,113          37,254
BB&T Total Return Bond VIF            93,667         34,047          59,620
Columbia Small Company Growth
 VS Fund                             634,122      2,718,650      (2,084,528)
Columbia Large Cap Value VS
 Fund                              1,070,553      4,806,415      (3,735,862)
Evergreen VA Diversified
 Capital Builder Fund                385,769        241,048         144,721
Evergreen VA Growth Fund             191,238        391,084        (199,846)

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                              UNITS               UNITS       NET INCREASE
SUB-ACCOUNT                                  ISSUED             REDEEMED       (DECREASE)
------------------------------------------------------------------------------------------------
Evergreen VA International Equity Fund          135,179             271,636        (136,457)
Evergreen VA Omega Fund                         368,037              46,341         321,696
Evergreen VA Special Values Fund              1,499,435           1,776,183        (276,748)
Evergreen VA Fundamental Large Cap Fund       2,258,531             544,288       1,714,243
Fidelity VIP Growth Portfolio                    68,479              18,500          49,979
Fidelity VIP Contrafund(R) Portfolio            781,259             183,020         598,239
Fidelity VIP Mid Cap Portfolio                  748,669             170,646         578,023
Fidelity VIP Value Strategies Portfolio          40,288              20,493          19,795
Fidelity VIP Dynamic Capital
 Appreciation Portfolio                          12,526               2,577           9,949
Franklin Rising Dividends Securities
 Fund                                           834,854           3,244,336      (2,409,482)
Franklin Income Securities Fund               4,527,356           9,618,055      (5,090,699)
Franklin Large Cap Growth Securities
 Fund                                           718,443           1,227,971        (509,528)
Franklin Global Real Estate Securities
 Fund                                             6,319              50,692         (44,373)
Franklin Small-Mid Cap Growth Securities
 Fund                                         1,662,297           1,946,358        (284,061)
Franklin Small Cap Value Securities Fund      1,191,328             794,804         396,524
Franklin Strategic Income Securities
 Fund                                         4,611,951           2,754,043       1,857,908
Mutual Shares Securities Fund                 2,417,957           5,552,579      (3,134,622)
Templeton Developing Markets Securities
 Fund                                         1,329,318             828,556         500,762
Templeton Foreign Securities Fund             1,848,309           4,015,928      (2,167,619)
Templeton Global Asset Allocation Fund            9,280              28,759         (19,479)
Templeton Growth Securities Fund              1,276,999           4,952,462      (3,675,463)
Mutual Global Discovery Securities Fund       1,549,605           1,434,723         114,882
Franklin Flex Cap Growth Securities Fund        575,055             449,417         125,638
Franklin Large Cap Value Securities Fund        421,253             243,806         177,447
Templeton Global Bond Securities Fund           779,404             128,711         650,693
Hartford Advisers HLS Fund                    1,119,852           5,102,717      (3,982,865)
Hartford Total Return Bond HLS Fund           9,693,640          13,248,240      (3,554,600)
Hartford Capital Appreciation HLS Fund        7,972,845           8,335,817        (362,972)
Hartford Dividend and Growth HLS Fund         5,127,941           7,342,978      (2,215,037)
Hartford Fundamental Growth HLS Fund             31,107                 124          30,983
Hartford Global Advisers HLS Fund                16,911              34,352         (17,441)
Hartford Global Equity HLS Fund                  25,841              22,083           3,758
Hartford Global Health HLS Fund                   1,480              10,943          (9,463)
Hartford Global Growth HLS Fund                  40,297              96,188         (55,891)
Hartford Disciplined Equity HLS Fund            535,001             146,736         388,265
Hartford Growth HLS Fund                         30,831              41,244         (10,413)
Hartford Growth Opportunities HLS Fund        1,794,410             242,976       1,551,434
Hartford High Yield HLS Fund                    262,396             124,045         138,351
Hartford Index HLS Fund                           1,636              13,124         (11,488)
Hartford International Growth HLS Fund           69,676              62,016           7,660
Hartford International Small Company HLS
 Fund                                                --               8,955          (8,955)
Hartford International Opportunities HLS
 Fund                                           541,246           1,683,177      (1,141,931)
Hartford MidCap Growth HLS Fund                 166,760              70,406          96,354
Hartford MidCap HLS Fund                          1,011              95,951         (94,940)
Hartford MidCap Value HLS Fund                      589              62,834         (62,245)
Hartford Money Market HLS Fund              160,316,597         329,496,271    (169,179,674)
Hartford SmallCap Value HLS Fund                  6,842              18,717         (11,875)
Hartford Small Company HLS Fund                 202,473             879,370        (676,897)

-------------------------------------------------------------------------------

                                              UNITS               UNITS       NET INCREASE
SUB-ACCOUNT                                  ISSUED             REDEEMED       (DECREASE)
------------------------------------------------------------------------------------------------
Hartford SmallCap Growth HLS Fund                43,361              38,823           4,538
Hartford Stock HLS Fund                         858,927           4,179,148      (3,320,221)
Hartford U.S. Government Securities HLS
 Fund                                           887,272             766,228         121,044
Hartford Value HLS Fund                          56,343               6,367          49,976
Hartford Value Opportunities HLS Fund             6,037               4,503           1,534
Hartford Equity Income HLS Fund                  27,403               7,409          19,994
American Funds Asset Allocation HLS Fund        576,288             161,439         414,849
American Funds Blue Chip Income and
 Growth HLS Fund                                294,375              55,695         238,680
American Funds Bond HLS Fund                  1,754,873             271,910       1,482,963
American Funds Global Bond HLS Fund             243,402              71,388         172,014
American Funds Global Growth and Income
 HLS Fund                                       649,798             151,647         498,151
American Funds Global Growth HLS Fund           202,278              83,784         118,494
American Funds Global Small
 Capitalization HLS Fund                        512,032             171,788         340,244
American Funds Growth HLS Fund                2,683,759             487,250       2,196,509
American Funds Growth-Income HLS Fund         1,391,338             251,877       1,139,461
American Funds International HLS Fund         1,747,826             369,881       1,377,945
American Funds New World HLS Fund               346,961              80,318         266,643
Huntington VA Income Equity Fund                339,044             184,925         154,119
Huntington VA Dividend Capture Fund             192,206             398,724        (206,518)
Huntington VA Growth Fund                       515,695             313,047         202,648
Huntington VA Mid Corp America Fund             183,509             181,650           1,859
Huntington VA New Economy Fund                  275,219             238,463          36,756
Huntington VA Rotating Markets Fund              30,069              41,979         (11,910)
Huntington VA International Equity Fund         224,064             264,621         (40,557)
Huntington VA Macro 100 Fund                    226,679             219,385           7,294
Huntington VA Mortgage Securities Fund          148,237             120,321          27,916
Huntington VA Situs Fund                        403,960             520,634        (116,674)
Lord Abbett America's Value Portfolio           105,841              28,857          76,984
Lord Abbett Bond-Debenture Portfolio            647,593             137,911         509,682
Lord Abbett Growth and Income Portfolio         132,266              55,869          76,397
MFS(R) Core Equity Series                        77,258             214,405        (137,147)
MFS(R) Growth Series                            750,306             500,687         249,619
MFS(R) Global Equity Series                     108,628             331,658        (223,030)
MFS(R) High Income Series                     2,441,440           1,856,768         584,672
MFS(R) Investors Growth Stock Series            187,651             488,522        (300,871)
MFS(R) Investors Trust Series                 1,602,611           2,755,875      (1,153,264)
MFS(R) Mid Cap Growth Series                  1,219,661           1,275,058         (55,397)
MFS(R) New Discovery Series                   1,232,753           2,402,322      (1,169,569)
MFS(R) Total Return Series                    2,555,854           5,364,364      (2,808,510)
MFS(R) Value Series                           1,885,146             983,851         901,295
MFS(R) Research Bond Series                   2,802,460           1,470,570       1,331,890
MFS(R) Research International Series            441,989             660,172        (218,183)
MFS(R) Research Series                          406,291             178,962         227,329
BlackRock Global Growth V.I. Fund                    (1)              1,140          (1,141)
BlackRock Large Cap Growth V.I. Fund              1,107              12,846         (11,739)
Van Kampen -- UIF International Growth
 Equity Portfolio                                    45                  46              (1)
Van Kampen -- UIF Mid Cap Growth
 Portfolio                                      112,730              37,080          75,650
Van Kampen -- UIF U.S. Mid Cap Value
 Portfolio                                       35,719               8,882          26,837

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                              UNITS               UNITS       NET INCREASE
SUB-ACCOUNT                                  ISSUED             REDEEMED       (DECREASE)
------------------------------------------------------------------------------------------------
Morgan Stanley -- Focus Growth Portfolio             --                   1              (1)
Morgan Stanley -- Capital Opportunities
 Portfolio                                        3,283               7,991          (4,708)
Morgan Stanley -- Mid Cap Growth
 Portfolio                                           --                   8              (8)
Morgan Stanley -- Flexible Income
 Portfolio                                           31                  36              (5)
Morgan Stanley -- Dividend Growth
 Portfolio                                           38                  33               5
MTB Moderate Growth Fund II                         161                  --             161
Columbia Marsico International
 Opportunities VS Fund                          559,695           3,664,091      (3,104,396)
Columbia High Yield VS Fund                     576,164           3,130,731      (2,554,567)
Columbia Marsico Focused Equities VS
 Fund                                           428,174           3,369,381      (2,941,207)
Nations Asset Allocation Portfolio              132,784             801,761        (668,977)
Columbia Marsico Growth VS Fund                 505,114           3,737,797      (3,232,683)
Columbia Marsico 21st Century VS Fund           365,329           1,244,089        (878,760)
Columbia Marsico Midcap Growth VS Fund          818,125           6,202,075      (5,383,950)
Oppenheimer Capital Appreciation Fund/VA         62,248              17,970          44,278
Oppenheimer Global Securities Fund/VA           336,271              71,684         264,587
Oppenheimer Main Street Fund(R)/VA               54,918               6,901          48,017
Oppenheimer Main Street Small Cap
 Fund(R)/VA                                     353,318              71,192         282,126
Oppenheimer Value Fund/VA                         6,252                 365           5,887
Putnam VT Diversified Income Fund             1,038,907             248,327         790,580
Putnam VT Global Asset Allocation Fund           23,305               3,602          19,703
Putnam VT International Growth and
 Income Fund                                      4,078                 945           3,133
Putnam VT International Equity Fund              27,954               1,767          26,187
Putnam VT Small Cap Value Fund                   14,633               4,925           9,708
JPMorgan Insurance Trust Balanced
 Portfolio - 1                                   91,093              59,362          31,731
JPMorgan Insurance Trust Core Bond
 Portfolio - 1                                3,603,796           3,562,429          41,367
JPMorgan Insurance Trust U.S. Equity
 Portfolio                                       82,593             151,568         (68,975)
JPMorgan Insurance Trust Intrepid Mid
 Cap Portfolio - 1                               82,507             134,233         (51,726)
JPMorgan Insurance Trust Equity Index
 Portfolio - 1                                  615,626             629,264         (13,638)
JPMorgan Insurance Trust Intrepid Growth
 Portfolio - 1                                   66,067              71,142          (5,075)
JPMorgan Insurance Trust Diversified Mid
 Cap Growth Portfolio - 1                       168,120             197,396         (29,276)
JPMorgan Insurance Trust Mid Cap Value
 Portfolio                                       76,948             138,024         (61,076)
Jennison 20/20 Focus Portfolio                       --              22,768         (22,768)
Jennison Portfolio                                2,564              39,020         (36,456)
Prudential Value Portfolio                      136,961              58,998          77,963
Prudential Series International Growth               --                  23             (23)
Legg Mason ClearBridge Variable Equity
 Income Builder Portfolio                         1,552               3,035          (1,483)
Legg Mason ClearBridge Variable
 Fundamental Value Portfolio                      4,786              29,381         (24,595)
Legg Mason Western Asset Variable Global
 High Yield Bond Portfolio                        2,479              17,958         (15,479)
Legg Mason ClearBridge Variable
 Investors Portfolio                             15,778              68,629         (52,851)
Van Kampen LIT Growth and Income
 Portfolio                                       60,916              17,561          43,355
Van Kampen LIT Comstock Portfolio                   168               1,233          (1,065)
Wells Fargo Advantage VT Asset
 Allocation Fund                                     --                  --              --
Wells Fargo Advantage VT Total Return
 Bond Fund                                           --                  --              --
Wells Fargo Advantage VT Equity Income
 Fund                                               922               3,383          (2,461)
Wells Fargo Advantage VT C&B Large Cap
 Value Fund                                       3,388                 208           3,180
Wells Fargo Advantage VT International
 Core Fund                                        1,028                  60             968
Wells Fargo Advantage VT Large Company
 Growth Fund                                        370                 611            (241)
Wells Fargo Advantage VT Small Cap
 Growth Fund                                      2,167               1,339             828
Wells Fargo Advantage VT Discovery Fund              --                   2              (2)

-------------------------------------------------------------------------------

    The changes in units outstanding for the year ended December 31, 2008 were as follows:

                                              UNITS          UNITS      NET INCREASE
SUB-ACCOUNT                                  ISSUED        REDEEMED      (DECREASE)
------------------------------------------------------------------------------------------
AllianceBernstein VPS Balanced Wealth
 Strategy Portfolio                             163,913          1,707        162,206
AllianceBernstein VPS International
 Value Portfolio                                709,347         37,766        671,581
AllianceBernstein VPS Small/Mid-Cap
 Value Portfolio                                 87,442          2,298         85,144
AllianceBernstein VPS Value Portfolio            14,194            287         13,907
AllianceBernstein VPS International
 Growth Portfolio                               149,886          8,312        141,574
AIM V.I. Basic Value Fund                     8,030,378     15,317,345     (7,286,967)
AIM V.I. Capital Appreciation Fund            4,381,593      8,991,828     (4,610,235)
AIM V.I. Core Equity Fund                       814,216      2,703,216     (1,889,000)
AIM V.I. Government Securities Fund         144,595,893     94,840,344     49,755,549
AIM V.I. High Yield Fund                        173,911        400,316       (226,405)
AIM V.I. International Growth Fund           14,631,165      8,153,928      6,477,237
AIM V.I. Mid Cap Core Equity Fund            11,029,177     20,287,892     (9,258,715)
AIM V.I. Small Cap Equity Fund                1,656,363        724,653        931,710
AIM V.I. Large Cap Growth Fund                  512,810        772,922       (260,112)
AIM V.I. Capital Development Fund               173,955         93,320         80,635
American Funds Global Bond Fund               8,041,174      3,525,681      4,515,493
American Funds Global Growth and Income
 Fund                                         4,207,978      2,793,508      1,414,470
American Funds Asset Allocation Fund          3,040,257      7,949,357     (4,909,100)
American Funds Blue Chip Income and
 Growth Fund                                 22,288,170     44,347,200    (22,059,030)
American Funds Bond Fund                      4,308,379      5,987,430     (1,679,051)
American Funds Global Growth Fund             1,569,873      2,553,566       (983,693)
American Funds Growth Fund                    7,948,778     13,334,479     (5,385,701)
American Funds Growth-Income Fund             7,086,818     11,893,845     (4,807,027)
American Funds International Fund             2,716,607      4,424,550     (1,707,943)
American Funds New World Fund                 1,301,502      1,824,112       (522,610)
American Funds Global Small
 Capitalization Fund                            985,415      2,089,146     (1,103,731)
BB&T Mid Cap Growth VIF                          27,196          1,737         25,459
BB&T Capital Manager Equity VIF                      33             --             33
BB&T Large Cap VIF                                1,486             --          1,486
BB&T Special Opportunities Equity VIF           181,830          8,963        172,867
BB&T Total Return Bond VIF                       65,822          8,989         56,833
Columbia Asset Allocation VS Fund               577,659      2,143,085     (1,565,426)
Columbia Small Company Growth VS Fund         1,155,483      4,839,821     (3,684,338)
Columbia Large Cap Value VS Fund              1,495,409      8,350,911     (6,855,502)
Evergreen VA Diversified Capital Builder
 Fund                                           370,285        303,403         66,882
Evergreen VA Growth Fund                        243,872        298,422        (54,550)
Evergreen VA International Equity Fund          806,753        333,594        473,159
Evergreen VA Omega Fund                          48,514         77,887        (29,373)
Evergreen VA Special Values Fund              2,303,783      2,442,013       (138,230)
Evergreen VA Fundamental Large Cap Fund       1,997,045        112,331      1,884,714
Fidelity VIP Growth Portfolio                    49,979          8,838         41,141
Fidelity VIP Contrafund(R) Portfolio          1,300,408         52,171      1,248,237
Fidelity VIP Mid Cap Portfolio                  887,960          7,204        880,756
Fidelity VIP Value Strategies Portfolio          55,522            459         55,063
Fidelity VIP Dynamic Capital
 Appreciation Portfolio                          17,441          2,006         15,435
Franklin Rising Dividends Securities
 Fund                                         2,146,350      4,162,049     (2,015,699)

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                              UNITS          UNITS      NET INCREASE
SUB-ACCOUNT                                  ISSUED        REDEEMED      (DECREASE)
------------------------------------------------------------------------------------------
Franklin Income Securities Fund               7,119,631     13,314,642     (6,195,011)
Franklin Large Cap Growth Securities
 Fund                                           747,776      1,653,896       (906,120)
Franklin Global Real Estate Securities
 Fund                                             9,083         84,646        (75,563)
Franklin Small-Mid Cap Growth Securities
 Fund                                         1,811,719      2,434,045       (622,326)
Franklin Small Cap Value Securities Fund      1,375,592        387,075        988,517
Franklin Strategic Income Securities
 Fund                                         4,778,204      3,568,113      1,210,091
Mutual Shares Securities Fund                 3,608,158      8,234,401     (4,626,243)
Templeton Developing Markets Securities
 Fund                                           855,872      1,244,364       (388,492)
Templeton Foreign Securities Fund             2,698,261      3,987,151     (1,288,890)
Templeton Global Asset Allocation Fund           14,917         85,003        (70,086)
Templeton Growth Securities Fund              2,315,852      7,246,758     (4,930,906)
Mutual Discovery Securities Fund              1,805,319      2,267,697       (462,378)
Franklin Flex Cap Growth Securities Fund        783,759        558,923        224,836
Franklin Large Cap Value Securities Fund        357,839        284,674         73,165
Templeton Global Income Securities Fund         570,229         15,541        554,688
Hartford Advisers HLS Fund                    1,082,820      8,181,173     (7,098,353)
Hartford LargeCap Growth HLS Fund                 5,695            649          5,046
Hartford Total Return Bond HLS Fund          10,619,185     23,440,019    (12,820,834)
Hartford Capital Appreciation HLS Fund        9,901,839     14,413,899     (4,512,060)
Hartford Dividend and Growth HLS Fund         5,672,268     13,088,886     (7,416,618)
Hartford Fundamental Growth HLS Fund             23,553         12,844         10,709
Hartford Global Advisers HLS Fund                 1,040         42,958        (41,918)
Hartford Global Equity HLS Fund                  53,220        734,861       (681,641)
Hartford Global Health HLS Fund                   1,075        127,954       (126,879)
Hartford Global Growth HLS Fund                  25,339        219,535       (194,196)
Hartford Disciplined Equity HLS Fund            528,611        155,506        373,105
Hartford Growth HLS Fund                         49,233         26,685         22,548
Hartford Growth Opportunities HLS Fund        1,454,362         69,475      1,384,887
Hartford High Yield HLS Fund                    102,926        100,963          1,963
Hartford Index HLS Fund                           6,384         73,770        (67,386)
Hartford International Growth HLS Fund           47,509        110,028        (62,519)
Hartford International Small Company HLS
 Fund                                                --         41,443        (41,443)
Hartford International Opportunities HLS
 Fund                                         1,021,516      2,302,568     (1,281,052)
Hartford MidCap Growth HLS Fund                 138,852         11,596        127,256
Hartford MidCap HLS Fund                          1,803        221,229       (219,426)
Hartford MidCap Value HLS Fund                      709         66,525        (65,816)
Hartford Money Market HLS Fund              475,825,508    230,219,915    245,605,593
Hartford SmallCap Value HLS Fund                 23,987          2,178         21,809
Hartford Small Company HLS Fund                 531,735      2,033,814     (1,502,079)
Hartford SmallCap Growth HLS Fund                67,398         89,602        (22,204)
Hartford Stock HLS Fund                       1,944,088      7,211,499     (5,267,411)
Hartford U.S. Government Securities HLS
 Fund                                         1,140,324        666,736        473,588
Hartford Value HLS Fund                          33,686         88,753        (55,067)
Hartford Value Opportunities HLS Fund            12,302        131,344       (119,042)
Hartford Equity Income HLS Fund                  26,712         14,376         12,336
American Funds Asset Allocation HLS Fund        679,198         21,626        657,572
American Funds Blue Chip Income and
 Growth HLS Fund                                387,663         21,064        366,599
American Funds Bond HLS Fund                  1,499,908         48,035      1,451,873

-------------------------------------------------------------------------------

                                              UNITS          UNITS      NET INCREASE
SUB-ACCOUNT                                  ISSUED        REDEEMED      (DECREASE)
------------------------------------------------------------------------------------------
American Funds Global Bond HLS Fund             561,493        282,165        279,328
American Funds Global Growth and Income
 HLS Fund                                     1,190,892         40,529      1,150,363
American Funds Global Growth HLS Fund           312,913         48,769        264,144
American Funds Global Small
 Capitalization HLS Fund                        541,196         20,741        520,455
American Funds Growth HLS Fund                3,348,676         46,773      3,301,903
American Funds Growth-Income HLS Fund         2,062,932         44,758      2,018,174
American Funds International HLS Fund         1,982,413         32,344      1,950,069
American Funds New World HLS Fund               605,518         31,155        574,363
Huntington VA Income Equity Fund                574,798        149,947        424,851
Huntington VA Dividend Capture Fund             735,645        441,843        293,802
Huntington VA Growth Fund                       774,886        281,476        493,410
Huntington VA Mid Corp America Fund             358,849        216,291        142,558
Huntington VA New Economy Fund                  557,898        182,209        375,689
Huntington VA Rotating Markets Fund              92,812        115,057        (22,245)
Huntington VA International Equity Fund         543,768        185,970        357,798
Huntington VA Macro 100 Fund                    293,700        299,955         (6,255)
Huntington VA Mortgage Securities Fund          295,417        158,241        137,176
Huntington VA Situs Fund                        951,059        495,497        455,562
Lord Abbett America's Value Portfolio            87,085            993         86,092
Lord Abbett Bond-Debenture Portfolio            716,325         16,333        699,992
Lord Abbett Growth and Income Portfolio         260,669          5,313        255,356
MFS(R) Core Equity Series                       134,377        337,883       (203,506)
MFS(R) Growth Series                            875,124      1,242,686       (367,562)
MFS(R) Global Equity Series                     312,489        234,639         77,850
MFS(R) High Income Series                     1,302,210      1,972,408       (670,198)
MFS(R) Investors Growth Stock Series            282,129        733,498       (451,369)
MFS(R) Investors Trust Series                 2,278,866      2,634,785       (355,919)
MFS(R) Mid Cap Growth Series                  1,318,731      1,772,891       (454,160)
MFS(R) New Discovery Series                   1,265,875      1,842,104       (576,229)
MFS(R) Total Return Series                    3,348,473      6,592,012     (3,243,539)
MFS(R) Value Series                           2,615,175        967,989      1,647,186
MFS(R) Research Bond Series                   2,708,201      1,241,091      1,467,110
MFS(R) Research International Series          1,477,632        443,586      1,034,046
MFS(R) Research Series                          178,005        194,200        (16,195)
BlackRock Global Growth V.I. Fund                     1         13,835        (13,834)
BlackRock Large Cap Growth V.I. Fund             21,600         25,068         (3,468)
Van Kampen -- UIF International Growth
 Equity Portfolio                                   164          1,555         (1,391)
Van Kampen -- UIF Mid Cap Growth
 Portfolio                                      141,415          5,282        136,133
Van Kampen -- UIF U.S. Mid Cap Value
 Portfolio                                       61,980          5,650         56,330
Morgan Stanley -- Focus Growth
 Portfolio                                          818             --            818
Morgan Stanley -- Capital Opportunities
 Portfolio                                       18,075          5,022         13,053
Morgan Stanley -- Mid Cap Growth
 Portfolio                                          628              5            623
Morgan Stanley -- Flexible Income
 Portfolio                                          843          4,948         (4,105)
Morgan Stanley -- Dividend Growth
 Portfolio                                            1              3             (2)
Morgan Stanley -- Global Equity
 Portfolio                                          754              3            751
MTB Large Cap Growth Fund II                     25,003            146         24,857
MTB Large Cap Value Fund II                      30,031            197         29,834
MTB Moderate Growth Fund II                       1,506             --          1,506

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                              UNITS          UNITS      NET INCREASE
SUB-ACCOUNT                                  ISSUED        REDEEMED      (DECREASE)
------------------------------------------------------------------------------------------
Columbia Marsico International
 Opportunities VS Fund                        1,483,127      5,938,758     (4,455,631)
Columbia High Yield VS Fund                     596,559      5,182,913     (4,586,354)
Columbia Marsico Focused Equities VS
 Fund                                           779,330      6,987,720     (6,208,390)
Columbia Marsico Growth VS Fund               1,131,890      6,231,367     (5,099,477)
Columbia Marsico 21st Century VS Fund           584,230      1,783,706     (1,199,476)
Columbia Marsico Midcap Growth VS Fund        2,577,514      9,566,048     (6,988,534)
Oppenheimer Capital Appreciation Fund/VA         20,251            133         20,118
Oppenheimer Global Securities Fund/VA           567,098         11,605        555,493
Oppenheimer Main Street Fund(R)/VA               62,043          2,100         59,943
Oppenheimer Main Street Small Cap
 Fund(R)/VA                                     366,994          7,908        359,086
Oppenheimer Value Fund/VA                         9,457             20          9,437
Putnam VT Diversified Income Fund               953,281         27,796        925,485
Putnam VT Global Asset Allocation Fund           15,183            320         14,863
Putnam VT International Growth and
 Income Fund                                      7,141            203          6,938
Putnam VT International Equity Fund              12,034             55         11,979
Putnam VT Small Cap Value Fund                   11,759            262         11,497
JPMorgan Insurance Trust Balanced
 Portfolio - 1                                   36,996         37,338           (342)
JPMorgan Insurance Trust Core Bond
 Portfolio - 1                                1,310,998      1,291,765         19,233
JPMorgan Insurance Trust Diversified
 Equity Portfolio - 1                           118,198        123,631         (5,433)
JPMorgan Insurance Trust Intrepid Mid
 Cap Portfolio - 1                              243,136        112,912        130,224
JPMorgan Insurance Trust Equity Index
 Portfolio - 1                                1,034,237        359,052        675,185
JPMorgan Insurance Trust Government Bond
 Portfolio - 1                                  845,300        451,455        393,845
JPMorgan Insurance Trust Intrepid Growth
 Portfolio - 1                                  266,763         26,240        240,523
JPMorgan Insurance Trust Diversified Mid
 Cap Growth Portfolio - 1                       167,745        207,496        (39,751)
JPMorgan Insurance Trust Diversified Mid
 Cap Value Portfolio - 1                        103,212        134,207        (30,995)
Jennison 20/20 Focus Portfolio                   46,509         40,614          5,895
Jennison Portfolio                                1,969        112,513       (110,544)
Prudential Value Portfolio                        2,422         38,499        (36,077)
Prudential Series International Growth            4,458          4,429             29
Legg Mason Partners Variable Capital and
 Income Portfolio                                   798         23,414        (22,616)
Legg Mason Partners Variable Fundamental
 Value Portfolio                                  3,132         87,645        (84,513)
Legg Mason Partners Variable Global High
 Yield Bond Portfolio                             3,169         31,297        (28,128)
Legg Mason Partners Variable Investors
 Portfolio                                       16,023        258,562       (242,539)
Van Kampen LIT Growth and Income
 Portfolio                                       86,212          8,446         77,766
Van Kampen LIT Comstock Portfolio                 2,598          5,031         (2,433)
Wells Fargo Advantage VT Asset
 Allocation Fund                                     --             --             --
Wells Fargo Advantage VT Total Return
 Bond Fund                                           --             --             --
Wells Fargo Advantage VT Equity Income
 Fund                                               594          3,157         (2,563)
Wells Fargo Advantage VT C&B Large Cap
 Value Fund                                       8,196          6,953          1,243
Wells Fargo Advantage VT International
 Core Fund                                        1,212              7          1,205
Wells Fargo Advantage VT Large Company
 Growth Fund                                        683            323            360
Wells Fargo Advantage VT Small Cap
 Growth Fund                                      3,399          2,697            702
Wells Fargo Advantage VT Discovery Fund             225             --            225
RidgeWorth Variable Trust Large Cap
 Growth Stock Fund                              113,052        278,420       (165,368)
RidgeWorth Variable Trust Large Cap Core
 Equity Fund                                     17,993         28,019        (10,026)
RidgeWorth Variable Trust Mid-Cap Core
 Equity Fund                                     28,376         27,747            629
RidgeWorth Variable Trust Large Cap
 Value Equity Fund                              250,231        170,935         79,296

-------------------------------------------------------------------------------

6.  FINANCIAL HIGHLIGHTS:

    The following is a summary of units, unit fair value, contract owners' equity, expense ratios, investment income ratios, and total return showing the minimum and maximum contract charges for each series in each Sub-Account that has outstanding units.

                                                              UNIT           CONTRACT
SUB-ACCOUNT                                  UNITS        FAIR VALUE #    OWNERS' EQUITY
-----------------------------------------------------------------------------------------
ALLIANCEBERNSTEIN VPS BALANCED WEALTH
 STRATEGY PORTFOLIO
 2009  Lowest contract charges                   80,266       $9.047715          $726,225
    Highest contract charges                        499       12.721089             6,352
    Remaining contract charges                  307,461              --         2,760,061
 2008  Lowest contract charges                    4,406        7.429046            32,734
    Highest contract charges                        297        7.327822             2,176
    Remaining contract charges                  157,503              --         1,162,727
ALLIANCEBERNSTEIN VPS INTERNATIONAL
 VALUE PORTFOLIO
 2009  Lowest contract charges                    3,298        6.873420            22,668
    Highest contract charges                      1,263       13.870269            17,519
    Remaining contract charges                1,138,282              --         7,764,099
 2008  Lowest contract charges                    1,991        5.159378            10,272
    Highest contract charges                        418        5.088962             2,125
    Remaining contract charges                  669,172              --         3,431,466
ALLIANCEBERNSTEIN VPS SMALL/MID-CAP
 VALUE PORTFOLIO
 2009  Lowest contract charges                   32,630        9.435503           307,880
    Highest contract charges                        998        9.222123             9,202
    Remaining contract charges                   71,045              --           669,183
 2008  Lowest contract charges                      360        6.719459             2,421
    Highest contract charges                        482        6.627915             3,197
    Remaining contract charges                   84,302              --           562,738
ALLIANCEBERNSTEIN VPS VALUE PORTFOLIO
 2009  Lowest contract charges                    7,210        7.667474            55,279
    Highest contract charges                        682       12.309621             8,395
    Remaining contract charges                    9,839              --            74,557
 2008  Lowest contract charges                    5,039        6.414435            32,322
    Highest contract charges                      1,733        6.350732            11,004
    Remaining contract charges                    7,135              --            45,588
ALLIANCEBERNSTEIN VPS INTERNATIONAL
 GROWTH PORTFOLIO
 2009  Lowest contract charges                   49,959        7.500193           374,704
    Highest contract charges                      2,037       14.538460            29,616
    Remaining contract charges                  105,204              --           783,083
 2008  Lowest contract charges                   41,382        5.454337           225,713
    Highest contract charges                        404        5.397825             2,182
    Remaining contract charges                   99,788              --           541,338

                                                            INVESTMENT
                                            EXPENSE           INCOME              TOTAL
SUB-ACCOUNT                                 RATIO*            RATIO**           RETURN***
--------------------------------------  ------------------------------------------------------
ALLIANCEBERNSTEIN VPS BALANCED WEALTH
 STRATEGY PORTFOLIO
 2009  Lowest contract charges                1.24%              0.87%              22.91%
    Highest contract charges                  2.65%                --               21.14%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                0.70%              2.40%             (28.64)%
    Highest contract charges                  1.98%                --              (29.42)%
    Remaining contract charges                  --                 --                  --
ALLIANCEBERNSTEIN VPS INTERNATIONAL
 VALUE PORTFOLIO
 2009  Lowest contract charges                0.85%              1.38%              33.22%
    Highest contract charges                  2.67%              2.23%              30.78%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                0.71%                --              (52.21)%
    Highest contract charges                  1.97%                --              (52.73)%
    Remaining contract charges                  --                 --                  --
ALLIANCEBERNSTEIN VPS SMALL/MID-CAP
 VALUE PORTFOLIO
 2009  Lowest contract charges                1.25%              0.88%              40.89%
    Highest contract charges                  2.49%              0.86%              39.14%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                0.67%                --              (37.81)%
    Highest contract charges                  1.98%                --              (38.49)%
    Remaining contract charges                  --                 --                  --
ALLIANCEBERNSTEIN VPS VALUE PORTFOLIO
 2009  Lowest contract charges                1.25%              3.08%              19.54%
    Highest contract charges                  2.39%                --               18.17%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                1.05%                --              (39.30)%
    Highest contract charges                  1.99%                --              (39.78)%
    Remaining contract charges                  --                 --                  --
ALLIANCEBERNSTEIN VPS INTERNATIONAL
 GROWTH PORTFOLIO
 2009  Lowest contract charges                1.25%              4.61%              37.51%
    Highest contract charges                  2.64%                --               35.53%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                1.02%                --              (47.88)%
    Highest contract charges                  1.98%                --              (48.31)%
    Remaining contract charges                  --                 --                  --

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                                              UNIT           CONTRACT
SUB-ACCOUNT                                  UNITS        FAIR VALUE #    OWNERS' EQUITY
-----------------------------------------------------------------------------------------
AIM V.I. BASIC VALUE FUND
 2009  Lowest contract charges                   12,958       $1.080634           $14,003
    Highest contract charges                      1,293       14.829632            19,173
    Remaining contract charges               44,057,571              --        44,543,064
 2008  Lowest contract charges                   13,134        0.736367             9,671
    Highest contract charges                     20,183        0.665662            13,435
    Remaining contract charges               48,395,430              --        33,692,738
 2007  Lowest contract charges                   13,149        1.539735            20,246
    Highest contract charges                     20,190        1.415834            28,586
    Remaining contract charges               55,682,375              --        81,930,367
 2006  Lowest contract charges                   13,159        1.529265            20,122
    Highest contract charges                     19,533        1.430310            27,938
    Remaining contract charges               64,543,850              --        95,224,860
 2005  Lowest contract charges                    4,429        1.362431             6,034
    Highest contract charges                     15,469        1.296106            20,049
    Remaining contract charges               70,510,230              --        93,589,833
AIM V.I. CAPITAL APPRECIATION FUND
 2009  Lowest contract charges                    1,403        7.855750            11,018
    Highest contract charges                        392       12.151739             4,768
    Remaining contract charges               21,109,494              --        21,725,557
 2008  Lowest contract charges                    1,414        6.563072             9,282
    Highest contract charges                      9,198        0.819924             7,541
    Remaining contract charges               22,104,905              --        18,740,521
 2007  Lowest contract charges                    1,405        1.606895             2,257
    Highest contract charges                      8,611        1.462664            12,595
    Remaining contract charges               26,715,736              --        39,695,090
 2006  Lowest contract charges                    1,405        1.448235             2,040
    Highest contract charges                      8,071        1.339480            10,811
    Remaining contract charges               31,670,543              --        42,945,669
 2005  Lowest contract charges                    1,406        1.375395             1,934
    Highest contract charges                     14,540        1.293952            18,815
    Remaining contract charges               14,335,563              --        18,104,870

                                                            INVESTMENT
                                            EXPENSE           INCOME              TOTAL
SUB-ACCOUNT                                 RATIO*            RATIO**           RETURN***
--------------------------------------  ------------------------------------------------------
AIM V.I. BASIC VALUE FUND
 2009  Lowest contract charges                0.85%              1.73%              46.75%
    Highest contract charges                  2.64%              3.69%              44.07%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                0.85%              0.91%             (52.18)%
    Highest contract charges                  2.56%              0.90%             (52.98)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                0.85%              0.60%               0.69%
    Highest contract charges                  2.54%              0.61%              (1.01)%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                0.85%              0.42%              12.25%
    Highest contract charges                  2.55%              0.41%              10.35%
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                0.83%              0.32%               9.20%
    Highest contract charges                  2.52%              0.17%               3.08%
    Remaining contract charges                  --                 --                  --
AIM V.I. CAPITAL APPRECIATION FUND
 2009  Lowest contract charges                0.85%              0.29%              19.70%
    Highest contract charges                  2.68%              0.87%              17.85%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                0.71%                --              (37.46)%
    Highest contract charges                  2.56%                --              (43.94)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                0.97%                --               10.96%
    Highest contract charges                  2.54%                --                9.20%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                0.94%              0.06%               5.30%
    Highest contract charges                  2.54%              0.10%               3.62%
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                0.97%              0.33%               7.81%
    Highest contract charges                  2.47%              0.06%               6.15%
    Remaining contract charges                  --                 --                  --

-------------------------------------------------------------------------------

                                                              UNIT           CONTRACT
SUB-ACCOUNT                                  UNITS        FAIR VALUE #    OWNERS' EQUITY
-----------------------------------------------------------------------------------------
AIM V.I. CORE EQUITY FUND
 2009  Lowest contract charges                      259      $11.309508            $2,924
    Highest contract charges                      4,016       12.704451            51,025
    Remaining contract charges                8,441,250              --        83,965,382
 2008  Lowest contract charges                      269        8.890218             2,393
    Highest contract charges                         16        8.328570               129
    Remaining contract charges                9,307,730              --        70,264,685
 2007  Lowest contract charges                      269       12.834710             3,458
    Highest contract charges                      1,063       12.230262            12,996
    Remaining contract charges               11,195,683              --       118,268,284
 2006  Lowest contract charges                      271       11.972479             3,230
    Highest contract charges                        891       11.604187            10,340
    Remaining contract charges               12,693,990              --       123,078,967
 2005  Lowest contract charges                       94       10.346561               972
    Highest contract charges                        297       10.204436             3,027
    Remaining contract charges                   18,666              --           191,463
AIM V.I. GOVERNMENT SECURITIES FUND
 2009  Lowest contract charges                   87,296        1.314467           114,747
    Highest contract charges                     87,640       10.052014           880,955
    Remaining contract charges              266,252,501              --       329,331,491
 2008  Lowest contract charges                  118,115        1.325847           156,603
    Highest contract charges                    368,983        1.198564           442,250
    Remaining contract charges              325,787,602              --       410,044,244
 2007  Lowest contract charges                   74,927        1.190613            89,209
    Highest contract charges                     72,103        1.094766            78,936
    Remaining contract charges              276,372,121              --       315,294,143
 2006  Lowest contract charges                    5,947        1.129202             6,715
    Highest contract charges                     32,415        1.056100            34,234
    Remaining contract charges              211,441,876              --       230,543,331
 2005  Lowest contract charges                    6,162        1.113189             6,859
    Highest contract charges                  1,605,015        1.047274         1,680,890
    Remaining contract charges              168,644,111              --       180,709,907

                                                            INVESTMENT
                                            EXPENSE           INCOME              TOTAL
SUB-ACCOUNT                                 RATIO*            RATIO**           RETURN***
--------------------------------------  ------------------------------------------------------
AIM V.I. CORE EQUITY FUND
 2009  Lowest contract charges                0.84%              1.87%              27.21%
    Highest contract charges                  0.16%                --               24.88%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                0.86%              0.33%             (30.73)%
    Highest contract charges                  2.61%              0.09%             (31.90)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                0.85%              1.13%               7.20%
    Highest contract charges                  2.54%              1.17%               5.40%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                0.86%              0.64%              15.72%
    Highest contract charges                  2.53%              0.85%              13.77%
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                0.91%             13.82%               7.33%
    Highest contract charges                  2.44%              4.86%               6.16%
    Remaining contract charges                  --                 --                  --
AIM V.I. GOVERNMENT SECURITIES FUND
 2009  Lowest contract charges                0.85%              4.07%              (0.86)%
    Highest contract charges                  2.68%             16.26%              (2.68)%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                0.85%              4.76%              11.36%
    Highest contract charges                  2.51%              8.58%               9.48%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                0.84%              8.17%               5.44%
    Highest contract charges                  2.52%              3.80%               3.66%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                0.84%             10.24%               2.67%
    Highest contract charges                  2.53%              5.88%               0.94%
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                0.96%              1.72%               0.70%
    Highest contract charges                  2.47%              5.14%               0.85%
    Remaining contract charges                  --                 --                  --

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                                              UNIT           CONTRACT
SUB-ACCOUNT                                  UNITS        FAIR VALUE #    OWNERS' EQUITY
-----------------------------------------------------------------------------------------
AIM V.I. HIGH YIELD FUND
 2009  Lowest contract charges                  150,589       $1.442230          $217,184
    Highest contract charges                     58,892        1.355162            79,808
    Remaining contract charges                  593,062              --           823,897
 2008  Lowest contract charges                  156,379        0.960119           150,142
    Highest contract charges                     56,016        0.909386            50,940
    Remaining contract charges                  581,430              --           540,377
 2007  Lowest contract charges                  217,215        1.314284           285,483
    Highest contract charges                    129,482        1.254847           162,480
    Remaining contract charges                  673,533              --           861,690
 2006  Lowest contract charges                  249,291        1.320408           329,164
    Highest contract charges                    131,068        1.270812           166,563
    Remaining contract charges                  863,769              --         1,115,302
 2005  Lowest contract charges                  288,284        1.212824           349,637
    Highest contract charges                    106,920        1.176633           125,805
    Remaining contract charges                1,073,299              --         1,278,697
AIM V.I. INTERNATIONAL GROWTH FUND
 2009  Lowest contract charges                    2,286        8.606602            19,672
    Highest contract charges                      3,877       14.012034            54,319
    Remaining contract charges               37,294,735              --        74,290,846
 2008  Lowest contract charges                      402        6.433855             2,585
    Highest contract charges                     18,422        1.289787            23,760
    Remaining contract charges               39,229,564              --        56,247,945
 2007  Lowest contract charges                   36,254        2.413489            87,498
    Highest contract charges                      8,081        2.219333            17,933
    Remaining contract charges               32,726,816              --        75,854,098
 2006  Lowest contract charges                    8,403        2.121749            17,832
    Highest contract charges                    312,363        1.987459           620,810
    Remaining contract charges               21,663,673              --        44,398,595
 2005  Lowest contract charges                  629,932        1.661728         1,046,775
    Highest contract charges                    207,228        1.589077           329,301
    Remaining contract charges               13,292,941              --        21,579,639

                                                            INVESTMENT
                                            EXPENSE           INCOME              TOTAL
SUB-ACCOUNT                                 RATIO*            RATIO**           RETURN***
--------------------------------------  ------------------------------------------------------
AIM V.I. HIGH YIELD FUND
 2009  Lowest contract charges                1.70%              7.77%              50.21%
    Highest contract charges                  2.50%              8.95%              49.02%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                1.71%              7.28%             (26.95)%
    Highest contract charges                  2.51%              4.89%             (27.53)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                1.70%              6.57%              (0.46)%
    Highest contract charges                  2.49%              7.17%              (1.26)%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                1.70%              7.84%               8.87%
    Highest contract charges                  2.50%              9.48%               8.00%
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                1.70%              7.79%               0.98%
    Highest contract charges                  2.46%             17.65%               0.18%
    Remaining contract charges                  --                 --                  --
AIM V.I. INTERNATIONAL GROWTH FUND
 2009  Lowest contract charges                0.85%              2.78%              33.77%
    Highest contract charges                  0.43%              0.20%              31.64%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                0.69%              1.32%             (37.64)%
    Highest contract charges                  2.55%              0.88%             (41.88)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                0.84%              0.46%              13.75%
    Highest contract charges                  2.23%                --               11.84%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                0.87%              7.34%              27.15%
    Highest contract charges                  2.50%              1.25%              25.07%
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                1.34%              0.86%              16.35%
    Highest contract charges                  2.45%              1.39%              15.02%
    Remaining contract charges                  --                 --                  --

-------------------------------------------------------------------------------

                                                              UNIT           CONTRACT
SUB-ACCOUNT                                  UNITS        FAIR VALUE #    OWNERS' EQUITY
-----------------------------------------------------------------------------------------
AIM V.I. MID CAP CORE EQUITY FUND
 2009  Lowest contract charges                   76,776       $1.668104          $128,070
    Highest contract charges                      1,717       12.985726            22,293
    Remaining contract charges               54,239,947              --        84,693,000
 2008  Lowest contract charges                   84,946        1.291991           109,749
    Highest contract charges                      6,431        1.167979             7,512
    Remaining contract charges               58,905,654              --        71,983,696
 2007  Lowest contract charges                   46,790        1.822898            85,293
    Highest contract charges                     11,084        1.676212            18,580
    Remaining contract charges               68,197,872              --       118,721,765
 2006  Lowest contract charges                   21,069        1.678202            35,359
    Highest contract charges                      5,855        1.569599             9,190
    Remaining contract charges               71,919,884              --       116,362,714
 2005  Lowest contract charges                    7,853        1.521487            11,948
    Highest contract charges                     15,209        1.447415            22,014
    Remaining contract charges               75,328,078              --       111,600,334
AIM V.I. SMALL CAP EQUITY FUND
 2009  Lowest contract charges                      980        9.079939             8,902
    Highest contract charges                        273       12.340587             3,365
    Remaining contract charges                3,290,255              --        38,509,127
 2008  Lowest contract charges                    7,604       10.335807            78,597
    Highest contract charges                      2,281        9.512314            21,698
    Remaining contract charges                3,181,479              --        31,344,727
 2007  Lowest contract charges                  407,985       14.937331         6,094,211
    Highest contract charges                      1,947       14.206294            27,665
    Remaining contract charges                1,849,722              --        26,949,711
 2006  Lowest contract charges                    5,270       14.579513            76,824
    Highest contract charges                      1,084       13.854438            15,024
    Remaining contract charges                1,400,494              --        19,800,925
 2005  Lowest contract charges                      114       12.450323             1,423
    Highest contract charges                     19,967       12.113955           241,875
    Remaining contract charges                  945,925              --        11,607,519

                                                            INVESTMENT
                                            EXPENSE           INCOME              TOTAL
SUB-ACCOUNT                                 RATIO*            RATIO**           RETURN***
--------------------------------------  ------------------------------------------------------
AIM V.I. MID CAP CORE EQUITY FUND
 2009  Lowest contract charges                0.85%              1.41%              29.11%
    Highest contract charges                  2.67%              5.69%              26.75%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                0.85%              1.49%             (29.12)%
    Highest contract charges                  2.56%              1.15%             (30.32)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                0.84%              0.27%               8.62%
    Highest contract charges                  2.54%              0.26%               6.79%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                0.85%              1.56%              10.30%
    Highest contract charges                  2.55%              0.43%               8.44%
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                0.84%              3.07%               9.01%
    Highest contract charges                  2.43%              1.03%               4.91%
    Remaining contract charges                  --                 --                  --
AIM V.I. SMALL CAP EQUITY FUND
 2009  Lowest contract charges                0.84%              0.79%              19.87%
    Highest contract charges                  0.43%              0.16%              18.06%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                0.89%                --              (31.96)%
    Highest contract charges                  2.56%                --              (33.04)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                1.34%              0.07%               3.78%
    Highest contract charges                  2.52%              0.04%               2.54%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                0.95%                --               16.33%
    Highest contract charges                  2.55%                --               14.48%
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                1.27%                --                6.77%
    Highest contract charges                  2.47%                --                5.44%
    Remaining contract charges                  --                 --                  --

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                                              UNIT           CONTRACT
SUB-ACCOUNT                                  UNITS        FAIR VALUE #    OWNERS' EQUITY
-----------------------------------------------------------------------------------------
AIM V.I. LARGE CAP GROWTH FUND
 2009  Lowest contract charges                  155,668       $9.907689        $1,542,306
    Highest contract charges                        596       12.702785             7,575
    Remaining contract charges                1,278,506              --        12,305,621
 2008  Lowest contract charges                  148,100        7.970578         1,180,440
    Highest contract charges                      1,742        7.611709            13,259
    Remaining contract charges                1,481,223              --        11,549,045
 2007  Lowest contract charges                  159,815       13.091210         2,092,173
    Highest contract charges                      1,660       12.652975            20,999
    Remaining contract charges                1,729,702              --        22,284,082
 2006  Lowest contract charges                   94,375       11.474082         1,082,856
    Highest contract charges                      1,711       11.223754            19,203
    Remaining contract charges                1,876,606              --        21,306,731
 2005  Lowest contract charges                    2,138       10.763925            23,012
    Highest contract charges                      3,646       10.674076            38,919
    Remaining contract charges                   60,480              --           648,082
AIM V.I. CAPITAL DEVELOPMENT FUND
 2009  Lowest contract charges                    7,825        8.289643            64,865
    Highest contract charges                        248        6.991797             1,731
    Remaining contract charges                  328,362              --         2,444,026
 2008  Lowest contract charges                    1,442        5.911614             8,525
    Highest contract charges                     10,059        5.060475            50,901
    Remaining contract charges                   88,482              --           465,844
 2007  Lowest contract charges                    3,357        9.789131            32,861
    Highest contract charges                      4,225        9.765867            41,259
    Remaining contract charges                   11,766              --           115,033
AIM V.I. POWERSHARES ETF ALLOCATION
 FUND
 2009  Lowest contract charges                    6,312       13.084183            82,591
    Highest contract charges                        160       12.902034             2,069
    Remaining contract charges                   37,162              --           483,052
AMERICAN FUNDS GLOBAL BOND FUND
 2009  Lowest contract charges                   42,269       12.351206           522,067
    Highest contract charges                      1,099       11.398168            12,524
    Remaining contract charges                7,314,265              --        87,681,901
 2008  Lowest contract charges                   31,899       11.355894           362,246
    Highest contract charges                      4,489       10.931491            49,071
    Remaining contract charges                7,298,403              --        81,204,731
 2007  Lowest contract charges                   32,523       11.067360           359,940
    Highest contract charges                     41,064       10.843071           445,258
    Remaining contract charges                2,745,711              --        30,050,172
 2006  Lowest contract charges                   79,113       10.206665           807,470
    Highest contract charges                        127       10.179637             1,294
    Remaining contract charges                  204,020              --         2,079,237

                                                            INVESTMENT
                                            EXPENSE           INCOME              TOTAL
SUB-ACCOUNT                                 RATIO*            RATIO**           RETURN***
--------------------------------------  ------------------------------------------------------
AIM V.I. LARGE CAP GROWTH FUND
 2009  Lowest contract charges                1.35%              0.36%              24.30%
    Highest contract charges                  2.68%              0.48%              22.64%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                1.35%              0.01%             (39.12)%
    Highest contract charges                  2.56%              0.01%             (39.84)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                1.34%              0.04%              14.09%
    Highest contract charges                  2.54%              0.03%              12.73%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                1.35%              0.36%               6.60%
    Highest contract charges                  2.53%              0.28%               5.33%
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                1.32%                --               13.83%
    Highest contract charges                  2.27%                --               13.08%
    Remaining contract charges                  --                 --                  --
AIM V.I. CAPITAL DEVELOPMENT FUND
 2009  Lowest contract charges                1.25%                --               40.23%
    Highest contract charges                  2.54%                --               38.79%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                1.03%                --              (43.02)%
    Highest contract charges                  2.19%                --              (48.18)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                0.35%                --                2.47%
    Highest contract charges                  0.59%                --                2.35%
    Remaining contract charges                  --                 --                  --
AIM V.I. POWERSHARES ETF ALLOCATION
 FUND
 2009  Lowest contract charges                1.24%              2.60%              23.59%
    Highest contract charges                  2.41%              2.66%              22.10%
    Remaining contract charges                  --                 --                  --
AMERICAN FUNDS GLOBAL BOND FUND
 2009  Lowest contract charges                0.85%              1.66%               8.77%
    Highest contract charges                  0.54%              1.06%               7.08%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                0.85%              5.30%               2.61%
    Highest contract charges                  2.53%              7.67%               0.88%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                0.83%              6.48%               8.30%
    Highest contract charges                  2.48%              7.15%               6.53%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                0.33%              1.99%               1.78%
    Highest contract charges                  0.61%              2.04%               1.62%
    Remaining contract charges                  --                 --                  --

-------------------------------------------------------------------------------

                                                              UNIT           CONTRACT
SUB-ACCOUNT                                  UNITS        FAIR VALUE #    OWNERS' EQUITY
-----------------------------------------------------------------------------------------
AMERICAN FUNDS GLOBAL GROWTH AND
 INCOME FUND
 2009  Lowest contract charges                   90,489       $9.896204          $895,499
    Highest contract charges                      4,346       14.351903            62,374
    Remaining contract charges               11,735,024              --       112,376,437
 2008  Lowest contract charges                   95,472        7.143265           681,980
    Highest contract charges                      2,068        6.817920            14,099
    Remaining contract charges               12,472,218              --        86,972,182
 2007  Lowest contract charges                   61,479       12.245550           752,840
    Highest contract charges                      5,849       11.888755            69,535
    Remaining contract charges               11,087,960              --       133,690,015
 2006  Lowest contract charges                   15,747       10.961310           172,585
    Highest contract charges                     19,621       10.828350           212,465
    Remaining contract charges                3,949,183              --        42,995,032
AMERICAN FUNDS ASSET ALLOCATION FUND
 2009  Lowest contract charges                   27,596       13.383137           369,325
    Highest contract charges                      1,372       12.400343            17,008
    Remaining contract charges               27,382,062              --       323,623,313
 2008  Lowest contract charges                   31,684       10.886366           344,922
    Highest contract charges                      6,550        9.236588            60,498
    Remaining contract charges               30,897,960              --       300,051,138
 2007  Lowest contract charges                   20,251       15.575983           315,432
    Highest contract charges                      7,457       13.442506           100,235
    Remaining contract charges               35,817,586              --       501,356,573
 2006  Lowest contract charges                    9,093       14.742829           134,058
    Highest contract charges                     10,842       12.941607           140,311
    Remaining contract charges               35,430,207              --       472,725,601
 2005  Lowest contract charges                    3,416       12.967584            44,295
    Highest contract charges                     11,106       11.578387           128,589
    Remaining contract charges               32,875,512              --       388,850,776
AMERICAN FUNDS BLUE CHIP INCOME AND
 GROWTH FUND
 2009  Lowest contract charges                  230,272        0.996705           229,513
    Highest contract charges                      8,194       12.894155           105,659
    Remaining contract charges              154,890,998              --       144,849,073
 2008  Lowest contract charges                  263,465        0.785507           206,954
    Highest contract charges                     54,412        0.708958            38,576
    Remaining contract charges              173,344,993              --       129,043,056
 2007  Lowest contract charges                  191,542        1.247705           238,988
    Highest contract charges                     50,195        1.145462            57,497
    Remaining contract charges              195,480,163              --       233,324,391
 2006  Lowest contract charges                   91,280        1.233362           112,581
    Highest contract charges                     41,115        1.151721            47,353
    Remaining contract charges              202,397,116              --       240,929,680
 2005  Lowest contract charges                   20,649        1.059379            21,875
    Highest contract charges                     23,959        1.006214            24,108
    Remaining contract charges              195,958,735              --       202,234,532

                                                            INVESTMENT
                                            EXPENSE           INCOME              TOTAL
SUB-ACCOUNT                                 RATIO*            RATIO**           RETURN***
--------------------------------------  ------------------------------------------------------
AMERICAN FUNDS GLOBAL GROWTH AND
 INCOME FUND
 2009  Lowest contract charges                0.85%              2.45%              38.54%
    Highest contract charges                  0.49%              1.71%              36.00%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                0.85%              2.42%             (41.67)%
    Highest contract charges                  2.56%              0.78%             (42.65)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                0.84%              2.98%              11.72%
    Highest contract charges                  2.50%              7.08%               9.83%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                0.63%              1.31%               9.68%
    Highest contract charges                  1.85%              1.07%               8.48%
    Remaining contract charges                  --                 --                  --
AMERICAN FUNDS ASSET ALLOCATION FUND
 2009  Lowest contract charges                0.85%              2.22%              22.94%
    Highest contract charges                  2.67%              7.97%              20.68%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                0.85%              3.06%             (30.11)%
    Highest contract charges                  2.56%              2.40%             (31.29)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                0.85%              2.51%               5.65%
    Highest contract charges                  2.55%              1.97%               3.87%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                0.85%              2.93%              13.69%
    Highest contract charges                  2.55%              2.20%              11.77%
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                0.83%              5.75%              10.09%
    Highest contract charges                  2.50%              5.87%               6.39%
    Remaining contract charges                  --                 --                  --
AMERICAN FUNDS BLUE CHIP INCOME AND
 GROWTH FUND
 2009  Lowest contract charges                0.85%              2.09%              26.89%
    Highest contract charges                  0.52%              1.39%              24.50%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                0.85%              2.56%             (37.04)%
    Highest contract charges                  2.55%              1.88%             (38.11)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                0.85%              2.85%               1.16%
    Highest contract charges                  2.54%              2.48%              (0.54)%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                0.85%              0.94%              16.42%
    Highest contract charges                  2.55%              1.10%              14.46%
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                0.83%                --               10.76%
    Highest contract charges                  2.52%              1.77%               4.54%
    Remaining contract charges                  --                 --                  --

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                                              UNIT           CONTRACT
SUB-ACCOUNT                                  UNITS        FAIR VALUE #    OWNERS' EQUITY
-----------------------------------------------------------------------------------------
AMERICAN FUNDS BOND FUND
 2009  Lowest contract charges                   80,699      $14.819093        $1,195,892
    Highest contract charges                      2,219       11.337777            25,162
    Remaining contract charges               24,607,866              --       333,593,972
 2008  Lowest contract charges                   68,208       13.272523           905,291
    Highest contract charges                      6,222       11.336185            70,531
    Remaining contract charges               24,821,207              --       304,359,791
 2007  Lowest contract charges                   28,035       14.766189           413,969
    Highest contract charges                      7,873       12.828250           100,996
    Remaining contract charges               26,538,780              --       365,091,310
 2006  Lowest contract charges                   14,443       14.412511           208,210
    Highest contract charges                      7,791       12.735633            99,228
    Remaining contract charges               23,817,715              --       322,290,202
 2005  Lowest contract charges                    1,240       13.586510            16,852
    Highest contract charges                      3,804       12.211532            46,457
    Remaining contract charges               21,249,400              --       273,375,519
AMERICAN FUNDS GLOBAL GROWTH FUND
 2009  Lowest contract charges                   12,060       15.567817           187,742
    Highest contract charges                      2,341       14.686092            34,387
    Remaining contract charges                8,560,172              --       113,756,443
 2008  Lowest contract charges                   11,719       11.033186           129,295
    Highest contract charges                        686        7.177236             4,922
    Remaining contract charges                9,066,411              --        86,790,493
 2007  Lowest contract charges                   11,047       18.060908           199,520
    Highest contract charges                        710       11.950746             8,483
    Remaining contract charges               10,050,752              --       158,793,254
 2006  Lowest contract charges                    5,571       15.860019            88,303
    Highest contract charges                    158,950       10.690350         1,699,231
    Remaining contract charges                8,845,154              --       125,201,855
 2005  Lowest contract charges                    1,628       13.282208            21,622
    Highest contract charges                    134,658        9.101673         1,225,609
    Remaining contract charges                7,790,394              --        93,579,489

                                                            INVESTMENT
                                            EXPENSE           INCOME              TOTAL
SUB-ACCOUNT                                 RATIO*            RATIO**           RETURN***
--------------------------------------  ------------------------------------------------------
AMERICAN FUNDS BOND FUND
 2009  Lowest contract charges                0.85%              3.37%              11.65%
    Highest contract charges                  2.74%              6.56%               9.55%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                0.85%              7.74%             (10.12)%
    Highest contract charges                  2.55%              5.01%             (11.63)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                0.85%              8.33%               2.45%
    Highest contract charges                  2.55%              7.60%               0.73%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                0.85%              4.20%               6.08%
    Highest contract charges                  2.55%              3.91%               4.29%
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                0.83%                --                1.99%
    Highest contract charges                  2.51%              2.31%               0.97%
    Remaining contract charges                  --                 --                  --
AMERICAN FUNDS GLOBAL GROWTH FUND
 2009  Lowest contract charges                0.85%              1.48%              41.10%
    Highest contract charges                  0.54%              1.79%              35.98%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                0.85%              1.90%             (38.91)%
    Highest contract charges                  2.56%              1.80%             (39.94)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                0.85%              3.35%              13.88%
    Highest contract charges                  2.51%              2.74%              11.96%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                0.85%              0.96%              19.41%
    Highest contract charges                  2.50%              0.87%              17.46%
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                0.83%              0.42%              17.60%
    Highest contract charges                  2.48%              0.60%              11.26%
    Remaining contract charges                  --                 --                  --

-------------------------------------------------------------------------------

                                                              UNIT           CONTRACT
SUB-ACCOUNT                                  UNITS        FAIR VALUE #    OWNERS' EQUITY
-----------------------------------------------------------------------------------------
AMERICAN FUNDS GROWTH FUND
 2009  Lowest contract charges                   71,521      $12.911636          $923,452
    Highest contract charges                      8,772       14.001885           122,830
    Remaining contract charges               83,994,468              --       845,578,633
 2008  Lowest contract charges                   74,093        9.340560           692,068
    Highest contract charges                     42,650        5.694785           242,881
    Remaining contract charges               91,301,399              --       672,902,434
 2007  Lowest contract charges                   55,979       16.813360           941,192
    Highest contract charges                     39,001       10.427125           406,671
    Remaining contract charges               96,708,863              --     1,293,149,817
 2006  Lowest contract charges                   28,337       15.093084           427,690
    Highest contract charges                     23,101        9.520749           219,938
    Remaining contract charges               90,320,629              --     1,090,579,756
 2005  Lowest contract charges                    4,752       13.810812            65,627
    Highest contract charges                     11,673        8.861284           103,435
    Remaining contract charges               79,425,073              --       886,438,634
AMERICAN FUNDS GROWTH-INCOME FUND
 2009  Lowest contract charges                   83,618       13.227376         1,106,040
    Highest contract charges                      4,579       13.109413            60,024
    Remaining contract charges               68,863,526              --       784,597,365
 2008  Lowest contract charges                   84,806       10.164721           862,030
    Highest contract charges                     19,805        8.412561           166,609
    Remaining contract charges               76,719,563              --       677,595,796
 2007  Lowest contract charges                   65,162       16.494469         1,074,817
    Highest contract charges                     20,295       13.885894           281,809
    Remaining contract charges               81,545,744              --     1,175,654,541
 2006  Lowest contract charges                   30,992       15.836641           491,741
    Highest contract charges                     11,471       13.560686           155,556
    Remaining contract charges               77,645,787              --     1,077,756,144
 2005  Lowest contract charges                    5,878       13.864101            81,500
    Highest contract charges                      5,016       12.075123            60,575
    Remaining contract charges               69,325,145              --       846,621,187

                                                            INVESTMENT
                                            EXPENSE           INCOME              TOTAL
SUB-ACCOUNT                                 RATIO*            RATIO**           RETURN***
--------------------------------------  ------------------------------------------------------
AMERICAN FUNDS GROWTH FUND
 2009  Lowest contract charges                0.85%              0.67%              38.23%
    Highest contract charges                  2.69%              1.42%              32.14%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                0.85%              0.91%             (44.45)%
    Highest contract charges                  2.55%              0.79%             (45.39)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                0.85%              0.91%              11.40%
    Highest contract charges                  2.54%              0.99%               9.52%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                0.85%              1.31%               9.29%
    Highest contract charges                  2.55%              0.89%               7.44%
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                0.84%              1.64%              19.29%
    Highest contract charges                  2.48%              1.84%              13.27%
    Remaining contract charges                  --                 --                  --
AMERICAN FUNDS GROWTH-INCOME FUND
 2009  Lowest contract charges                0.85%              1.63%              30.13%
    Highest contract charges                  2.69%              2.97%              24.96%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                0.85%              1.98%             (38.38)%
    Highest contract charges                  2.55%              1.64%             (39.42)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                0.85%              1.84%               4.15%
    Highest contract charges                  2.54%              2.14%               2.40%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                0.85%              2.37%              14.23%
    Highest contract charges                  2.55%              1.69%              12.30%
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                0.84%              3.07%               9.51%
    Highest contract charges                  2.52%              2.29%               3.17%
    Remaining contract charges                  --                 --                  --

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                                              UNIT           CONTRACT
SUB-ACCOUNT                                  UNITS        FAIR VALUE #    OWNERS' EQUITY
-----------------------------------------------------------------------------------------
AMERICAN FUNDS INTERNATIONAL FUND
 2009  Lowest contract charges                   40,521      $15.235831          $617,371
    Highest contract charges                      4,061       14.982126            60,836
    Remaining contract charges               18,709,675              --       250,191,931
 2008  Lowest contract charges                   35,928       10.739914           385,864
    Highest contract charges                      1,663        7.140203            11,876
    Remaining contract charges               21,021,137              --       200,169,353
 2007  Lowest contract charges                   15,095       18.715376           282,505
    Highest contract charges                        816       12.656410            10,325
    Remaining contract charges               22,750,760              --       382,048,104
 2006  Lowest contract charges                    6,037       15.726302            94,926
    Highest contract charges                    365,767       10.833523         3,962,545
    Remaining contract charges               21,168,172              --       303,228,279
 2005  Lowest contract charges                      304       13.330608             4,054
    Highest contract charges                    204,547        9.335922         1,909,635
    Remaining contract charges               16,402,746              --       201,791,781
AMERICAN FUNDS NEW WORLD FUND
 2009  Lowest contract charges                    6,782       26.152525           177,371
    Highest contract charges                        851       15.263363            12,984
    Remaining contract charges                4,509,661              --       103,396,499
 2008  Lowest contract charges                    7,463       17.624614           131,533
    Highest contract charges                      1,124       14.217246            15,979
    Remaining contract charges                4,583,912              --        71,603,628
 2007  Lowest contract charges                    6,716       30.846472           207,169
    Highest contract charges                      3,780       25.310667            95,668
    Remaining contract charges                5,104,613              --       140,695,691
 2006  Lowest contract charges                    2,255       23.530316            53,065
    Highest contract charges                     86,947       19.667749         1,710,049
    Remaining contract charges                3,978,305              --        84,459,785
 2005  Lowest contract charges                      181       18.191741             3,284
    Highest contract charges                     47,782       15.208322           726,678
    Remaining contract charges                2,906,114              --        47,451,190

                                                            INVESTMENT
                                            EXPENSE           INCOME              TOTAL
SUB-ACCOUNT                                 RATIO*            RATIO**           RETURN***
--------------------------------------  ------------------------------------------------------
AMERICAN FUNDS INTERNATIONAL FUND
 2009  Lowest contract charges                0.85%              1.63%              41.86%
    Highest contract charges                  2.61%              4.85%              37.32%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                0.85%              2.89%             (42.61)%
    Highest contract charges                  2.54%              2.20%             (43.58)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                0.84%              2.26%              19.01%
    Highest contract charges                  2.53%              2.72%              17.00%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                0.85%              3.11%              17.97%
    Highest contract charges                  2.50%              1.95%              16.04%
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                0.84%              3.44%              23.72%
    Highest contract charges                  2.48%              2.10%              18.51%
    Remaining contract charges                  --                 --                  --
AMERICAN FUNDS NEW WORLD FUND
 2009  Lowest contract charges                0.85%              1.48%              48.39%
    Highest contract charges                  0.54%              0.65%              45.60%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                0.85%              1.22%             (42.86)%
    Highest contract charges                  2.55%              0.88%             (43.83)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                0.85%              4.21%              31.09%
    Highest contract charges                  2.48%              6.33%              28.89%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                0.85%              1.20%              31.47%
    Highest contract charges                  2.50%              1.56%              29.32%
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                0.95%                --               19.60%
    Highest contract charges                  2.48%              1.22%              17.76%
    Remaining contract charges                  --                 --                  --

-------------------------------------------------------------------------------

                                                              UNIT           CONTRACT
SUB-ACCOUNT                                  UNITS        FAIR VALUE #    OWNERS' EQUITY
-----------------------------------------------------------------------------------------
AMERICAN FUNDS GLOBAL SMALL
 CAPITALIZATION FUND
 2009  Lowest contract charges                   12,951      $17.875929          $231,515
    Highest contract charges                        149       16.610462             2,482
    Remaining contract charges                5,855,365              --        91,318,720
 2008  Lowest contract charges                   13,324       11.177252           148,927
    Highest contract charges                      1,416        7.836227            11,093
    Remaining contract charges                5,965,073              --        58,862,501
 2007  Lowest contract charges                   11,982       24.253651           290,619
    Highest contract charges                      1,409       17.296552            24,377
    Remaining contract charges                7,070,153              --       152,138,943
 2006  Lowest contract charges                    3,305       20.144150            66,605
    Highest contract charges                    141,109       14.633974         2,064,983
    Remaining contract charges                6,543,184              --       119,065,915
 2005  Lowest contract charges                      766       16.376893            12,548
    Highest contract charges                     88,832       12.095083         1,074,428
    Remaining contract charges                5,643,817              --        84,443,111
BB&T MID CAP GROWTH VIF
 2009  Lowest contract charges                   25,390        7.193367           182,637
    Highest contract charges                      5,728        7.127815            40,825
    Remaining contract charges                    7,119              --            50,877
 2008  Lowest contract charges                   15,669        5.704645            89,384
    Highest contract charges                      5,521        5.680961            31,365
    Remaining contract charges                    4,269              --            24,283
BB&T CAPITAL MANAGER EQUITY VIF
 2009  Lowest contract charges                       89        8.223417               732
    Highest contract charges                        354        8.178368             2,892
    Remaining contract charges                       --              --                --
 2008  Lowest contract charges                       33        6.658485               216
    Highest contract charges                         --              --                --
    Remaining contract charges                       --              --                --
BB&T SPECIAL OPPORTUNITIES EQUITY VIF
 2009  Lowest contract charges                   65,699        9.524881           625,778
    Highest contract charges                      3,029        9.317989            28,227
    Remaining contract charges                  141,393              --         1,373,534
 2008  Lowest contract charges                   48,591        6.719519           326,506
    Highest contract charges                      1,605        6.652817            10,676
    Remaining contract charges                  122,671              --           820,978
BB&T TOTAL RETURN BOND VIF
 2009  Lowest contract charges                   32,375       10.767656           348,598
    Highest contract charges                      2,514       10.533695            26,480
    Remaining contract charges                   81,564              --           878,433
 2008  Lowest contract charges                   21,257       10.041380           213,447
    Highest contract charges                      1,066        9.941791            10,593
    Remaining contract charges                   34,510              --           345,169

                                                            INVESTMENT
                                            EXPENSE           INCOME              TOTAL
SUB-ACCOUNT                                 RATIO*            RATIO**           RETURN***
--------------------------------------  ------------------------------------------------------
AMERICAN FUNDS GLOBAL SMALL
 CAPITALIZATION FUND
 2009  Lowest contract charges                0.85%              0.29%              59.93%
    Highest contract charges                  0.08%                --               54.22%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                0.85%                --              (53.92)%
    Highest contract charges                  2.56%                --              (54.70)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                0.84%              3.62%              20.40%
    Highest contract charges                  2.49%              4.10%              18.37%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                0.85%              0.52%              23.00%
    Highest contract charges                  2.50%              0.48%              20.99%
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                0.84%              0.25%              24.21%
    Highest contract charges                  2.48%              0.92%              22.26%
    Remaining contract charges                  --                 --                  --
BB&T MID CAP GROWTH VIF
 2009  Lowest contract charges                1.25%                --               26.10%
    Highest contract charges                  1.75%                --               25.47%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                1.04%                --              (46.64)%
    Highest contract charges                  1.45%                --              (46.82)%
    Remaining contract charges                  --                 --                  --
BB&T CAPITAL MANAGER EQUITY VIF
 2009  Lowest contract charges                1.60%              2.56%              23.20%
    Highest contract charges                  1.93%              1.34%              22.83%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                0.63%             44.26%             (35.99)%
    Highest contract charges                    --                 --                  --
    Remaining contract charges                  --                 --                  --
BB&T SPECIAL OPPORTUNITIES EQUITY VIF
 2009  Lowest contract charges                1.25%                --               41.75%
    Highest contract charges                  2.44%                --               40.06%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                1.04%              0.26%             (36.71)%
    Highest contract charges                  1.89%              1.68%             (37.22)%
    Remaining contract charges                  --                 --                  --
BB&T TOTAL RETURN BOND VIF
 2009  Lowest contract charges                1.24%              3.98%               7.23%
    Highest contract charges                  2.44%              3.97%               5.95%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                1.04%              3.37%               0.39%
    Highest contract charges                  1.90%              3.14%              (0.41)%
    Remaining contract charges                  --                 --                  --

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                                              UNIT           CONTRACT
SUB-ACCOUNT                                  UNITS        FAIR VALUE #    OWNERS' EQUITY
-----------------------------------------------------------------------------------------
COLUMBIA SMALL COMPANY GROWTH VS FUND
 2009  Lowest contract charges                1,613,229       $0.973756        $1,570,891
    Highest contract charges                         98       12.883733             1,263
    Remaining contract charges                7,533,261              --         7,152,151
 2008  Lowest contract charges                2,073,138        0.788228         1,634,105
    Highest contract charges                      9,133        0.744658             6,801
    Remaining contract charges                9,148,845              --         6,980,597
 2007  Lowest contract charges                2,501,808        1.354933         3,389,782
    Highest contract charges                      1,206        1.291004             1,557
    Remaining contract charges               12,412,440              --        16,360,791
 2006  Lowest contract charges                3,103,781        1.214678         3,770,094
    Highest contract charges                    443,797        1.169031           518,812
    Remaining contract charges               14,695,394              --        17,454,730
COLUMBIA LARGE CAP VALUE VS FUND
 2009  Lowest contract charges                2,212,495        0.991001         2,192,585
    Highest contract charges                        102       12.313203             1,260
    Remaining contract charges               12,953,574              --        12,486,706
 2008  Lowest contract charges                3,061,773        0.812983         2,489,170
    Highest contract charges                     60,617        0.768066            46,558
    Remaining contract charges               15,779,643              --        12,415,352
 2007  Lowest contract charges                3,866,530        1.314135         5,081,142
    Highest contract charges                     21,708        1.252159            27,182
    Remaining contract charges               21,869,297              --        27,948,265
 2006  Lowest contract charges                   28,571        1.306154            37,318
    Highest contract charges                  1,052,999        1.252160         1,318,524
    Remaining contract charges               29,680,267              --        37,891,420
EVERGREEN VA DIVERSIFIED CAPITAL
 BUILDER FUND
 2009  Lowest contract charges                   30,794        8.110649           249,760
    Highest contract charges                      1,328        0.747103               992
    Remaining contract charges                  866,867              --           712,080
 2008  Lowest contract charges                    2,320        5.849215            13,571
    Highest contract charges                      1,328        0.545565               724
    Remaining contract charges                  750,620              --           448,915
 2007  Lowest contract charges                   47,654        1.104691            52,643
    Highest contract charges                      1,291        1.026684             1,326
    Remaining contract charges                  638,441              --           679,506
 2006  Lowest contract charges                   29,320        1.049553            30,773
    Highest contract charges                      3,330        0.986711             3,286
    Remaining contract charges                  326,621              --           331,911
 2005  Lowest contract charges                    5,024        0.968453             4,865
    Highest contract charges                     29,762        0.920995            27,411
    Remaining contract charges                   93,066              --            86,874

                                                            INVESTMENT
                                            EXPENSE           INCOME              TOTAL
SUB-ACCOUNT                                 RATIO*            RATIO**           RETURN***
--------------------------------------  ------------------------------------------------------
COLUMBIA SMALL COMPANY GROWTH VS FUND
 2009  Lowest contract charges                1.70%                --               23.54%
    Highest contract charges                  0.37%                --               22.37%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                1.71%                --              (41.83)%
    Highest contract charges                  2.53%                --              (42.32)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                1.70%                --               11.55%
    Highest contract charges                  2.23%                --               10.60%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                1.16%                --               (5.42)%
    Highest contract charges                  1.70%                --               (5.93)%
    Remaining contract charges                  --                 --                  --
COLUMBIA LARGE CAP VALUE VS FUND
 2009  Lowest contract charges                1.70%              3.07%              21.90%
    Highest contract charges                  0.37%                --               20.74%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                1.71%              2.38%             (38.14)%
    Highest contract charges                  2.54%              2.94%             (38.66)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                1.70%              1.44%               1.00%
    Highest contract charges                  2.23%                --                0.15%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                1.73%              5.29%              16.60%
    Highest contract charges                  1.70%              1.37%               6.86%
    Remaining contract charges                  --                 --                  --
EVERGREEN VA DIVERSIFIED CAPITAL
 BUILDER FUND
 2009  Lowest contract charges                1.24%              0.86%              38.66%
    Highest contract charges                  2.47%              3.10%              36.94%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                0.93%                --              (45.30)%
    Highest contract charges                  2.43%                --              (46.86)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                1.34%              4.82%               5.25%
    Highest contract charges                  2.51%              3.03%               4.05%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                1.36%              3.92%               8.37%
    Highest contract charges                  2.50%              3.01%               7.14%
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                1.35%              2.48%               6.62%
    Highest contract charges                  2.48%              1.90%               5.81%
    Remaining contract charges                  --                 --                  --

-------------------------------------------------------------------------------

                                                              UNIT           CONTRACT
SUB-ACCOUNT                                  UNITS        FAIR VALUE #    OWNERS' EQUITY
-----------------------------------------------------------------------------------------
EVERGREEN VA GROWTH FUND
 2009  Lowest contract charges                  265,887       $1.259725          $334,944
    Highest contract charges                     21,684        0.836580            18,140
    Remaining contract charges                1,413,044              --         1,335,986
 2008  Lowest contract charges                  251,562        0.913474           229,795
    Highest contract charges                     22,659        0.613641            13,904
    Remaining contract charges                1,626,240              --         1,113,071
 2007  Lowest contract charges                  256,017        1.572762           402,653
    Highest contract charges                     21,820        1.068772            23,321
    Remaining contract charges                1,677,174              --         1,981,353
 2006  Lowest contract charges                  152,313        1.435554           218,653
    Highest contract charges                     18,026        0.986828            17,789
    Remaining contract charges                1,178,550              --         1,284,639
 2005  Lowest contract charges                   38,637        1.310456            50,633
    Highest contract charges                      6,964        0.911255             6,346
    Remaining contract charges                  355,953              --           381,008
EVERGREEN VA INTERNATIONAL EQUITY FUND
 2009  Lowest contract charges                  193,649        1.500947           290,656
    Highest contract charges                     48,776        0.854949            41,701
    Remaining contract charges                1,546,000              --         1,472,920
 2008  Lowest contract charges                  209,007        1.312121           274,242
    Highest contract charges                     47,997        0.756032            36,288
    Remaining contract charges                1,667,878              --         1,415,288
 2007  Lowest contract charges                  175,346        2.272957           398,554
    Highest contract charges                     50,700        1.324838            67,169
    Remaining contract charges                1,225,677              --         1,831,837
 2006  Lowest contract charges                  116,173        2.003304           232,729
    Highest contract charges                     47,763        1.181155            56,415
    Remaining contract charges                  772,864              --         1,015,664
 2005  Lowest contract charges                   15,966        1.648684            26,324
    Highest contract charges                     48,849        0.983301            48,033
    Remaining contract charges                  270,219              --           300,482

                                                            INVESTMENT
                                            EXPENSE           INCOME              TOTAL
SUB-ACCOUNT                                 RATIO*            RATIO**           RETURN***
--------------------------------------  ------------------------------------------------------
EVERGREEN VA GROWTH FUND
 2009  Lowest contract charges                1.35%              0.01%              37.91%
    Highest contract charges                  2.50%              0.01%              36.33%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                1.35%              0.03%             (41.92)%
    Highest contract charges                  2.51%              0.03%             (42.58)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                1.34%                --                9.56%
    Highest contract charges                  2.49%                --                8.30%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                1.35%                --                9.55%
    Highest contract charges                  2.50%                --                8.29%
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                1.31%                --               16.46%
    Highest contract charges                  2.44%                --               15.57%
    Remaining contract charges                  --                 --                  --
EVERGREEN VA INTERNATIONAL EQUITY FUND
 2009  Lowest contract charges                1.35%              3.34%              14.39%
    Highest contract charges                  2.50%              3.34%              13.08%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                1.35%                --              (42.27)%
    Highest contract charges                  2.51%                --              (42.93)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                1.34%              3.14%              13.46%
    Highest contract charges                  2.49%              2.59%              12.17%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                1.35%              4.69%              21.51%
    Highest contract charges                  2.50%              3.76%              20.12%
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                1.28%             14.32%              16.57%
    Highest contract charges                  2.44%              4.43%              15.69%
    Remaining contract charges                  --                 --                  --

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                                              UNIT           CONTRACT
SUB-ACCOUNT                                  UNITS        FAIR VALUE #    OWNERS' EQUITY
-----------------------------------------------------------------------------------------
EVERGREEN VA OMEGA FUND
 2009  Lowest contract charges                    4,540      $11.484638           $52,143
    Highest contract charges                     13,749        0.696835             9,581
    Remaining contract charges                  582,317              --           462,677
 2008  Lowest contract charges                      697        8.077427             5,631
    Highest contract charges                     20,071        0.494777             9,931
    Remaining contract charges                  258,142              --           145,835
 2007  Lowest contract charges                  127,971        0.939459           120,223
    Highest contract charges                      2,746        0.926225             2,543
    Remaining contract charges                  177,566              --           131,910
 2006  Lowest contract charges                   26,854        0.850503            22,840
    Highest contract charges                      2,857        0.842721             2,407
    Remaining contract charges                  158,956              --           107,682
 2005  Lowest contract charges                    7,362        0.811784             5,977
    Highest contract charges                     49,541        0.625043            30,965
    Remaining contract charges                       --              --                --
EVERGREEN VA SPECIAL VALUES FUND
 2009  Lowest contract charges                   42,945        9.075062           389,727
    Highest contract charges                        357       13.273999             4,737
    Remaining contract charges               11,177,337              --        15,515,216
 2008  Lowest contract charges                   18,893        7.101381           134,165
    Highest contract charges                    146,118        0.958172           140,007
    Remaining contract charges               11,332,376              --        12,376,381
 2007  Lowest contract charges                1,650,958        1.952678         3,223,790
    Highest contract charges                    154,078        1.430216           220,365
    Remaining contract charges                9,830,581              --        15,226,006
 2006  Lowest contract charges                1,124,999        2.140076         2,407,587
    Highest contract charges                    147,871        1.585609           234,465
    Remaining contract charges                7,072,054              --        12,258,325
 2005  Lowest contract charges                  259,683        1.784602           463,431
    Highest contract charges                     72,143        1.337525            96,493
    Remaining contract charges                2,642,940              --         3,996,291

                                                            INVESTMENT
                                            EXPENSE           INCOME              TOTAL
SUB-ACCOUNT                                 RATIO*            RATIO**           RETURN***
--------------------------------------  ------------------------------------------------------
EVERGREEN VA OMEGA FUND
 2009  Lowest contract charges                1.24%              0.42%              42.18%
    Highest contract charges                  2.21%              1.22%              40.84%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                1.04%                --              (26.39)%
    Highest contract charges                  2.15%                --              (28.78)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                1.34%              0.57%              10.46%
    Highest contract charges                  1.83%              0.56%               9.91%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                1.35%                --                4.59%
    Highest contract charges                  1.85%                --                4.07%
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                1.52%                --               12.59%
    Highest contract charges                  1.59%                --               12.51%
    Remaining contract charges                  --                 --                  --
EVERGREEN VA SPECIAL VALUES FUND
 2009  Lowest contract charges                1.25%              0.82%              27.79%
    Highest contract charges                  2.69%              0.78%              25.95%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                1.02%              1.55%             (31.98)%
    Highest contract charges                  2.50%              1.12%             (33.01)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                1.34%              1.63%              (8.76)%
    Highest contract charges                  2.49%              1.52%              (9.80)%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                1.35%              1.21%              19.92%
    Highest contract charges                  2.49%              0.89%              18.55%
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                1.31%              4.60%              14.80%
    Highest contract charges                  2.44%              2.82%              13.93%
    Remaining contract charges                  --                 --                  --

-------------------------------------------------------------------------------

                                                              UNIT           CONTRACT
SUB-ACCOUNT                                  UNITS        FAIR VALUE #    OWNERS' EQUITY
-----------------------------------------------------------------------------------------
EVERGREEN VA FUNDAMENTAL LARGE CAP
 FUND
 2009  Lowest contract charges                  209,444       $9.966247        $2,087,368
    Highest contract charges                      1,839       13.652933            25,102
    Remaining contract charges                4,085,059              --         5,872,764
 2008  Lowest contract charges                   88,112        7.417026           653,529
    Highest contract charges                      1,466        7.343408            10,767
    Remaining contract charges                2,492,521              --         2,568,209
 2007  Lowest contract charges                   21,930        1.457076            31,953
    Highest contract charges                    101,482        1.331900           135,164
    Remaining contract charges                  573,973              --           819,697
 2006  Lowest contract charges                   32,304        1.363805            44,057
    Highest contract charges                     39,424        1.257282            49,567
    Remaining contract charges                  481,250              --           646,078
 2005  Lowest contract charges                    2,628        1.224825             3,219
    Highest contract charges                     18,328        1.221742            22,391
    Remaining contract charges                    6,235              --             7,589
FIDELITY VIP GROWTH PORTFOLIO
 2009  Lowest contract charges                   30,793        7.407453           228,100
    Highest contract charges                        812        7.245745             5,880
    Remaining contract charges                   59,515              --           440,254
 2008  Lowest contract charges                   10,064        5.861477            58,991
    Highest contract charges                        812        5.802725             4,709
    Remaining contract charges                   30,265              --           176,421
FIDELITY VIP CONTRAFUND(R) PORTFOLIO
 2009  Lowest contract charges                   19,354        8.568084           165,823
    Highest contract charges                      4,366       13.464575            58,784
    Remaining contract charges                1,822,756              --        15,632,091
 2008  Lowest contract charges                   17,756        6.378773           113,259
    Highest contract charges                        727        6.291088             4,570
    Remaining contract charges                1,229,754              --         7,794,035
FIDELITY VIP MID CAP PORTFOLIO
 2009  Lowest contract charges                      196       12.188298             2,394
    Highest contract charges                      5,966       14.274621            85,160
    Remaining contract charges                1,452,617              --        12,979,598
 2008  Lowest contract charges                    2,243        6.461003            14,489
    Highest contract charges                      3,769        6.374875            24,030
    Remaining contract charges                  874,744              --         5,615,009
FIDELITY VIP VALUE STRATEGIES
 PORTFOLIO
 2009  Lowest contract charges                   15,255        8.303199           126,663
    Highest contract charges                      1,322       16.426200            21,709
    Remaining contract charges                   58,281              --           496,963
 2008  Lowest contract charges                    8,866        5.349991            47,430
    Highest contract charges                        595        5.294088             3,151
    Remaining contract charges                   45,602              --           242,692

                                                            INVESTMENT
                                            EXPENSE           INCOME              TOTAL
SUB-ACCOUNT                                 RATIO*            RATIO**           RETURN***
--------------------------------------  ------------------------------------------------------
EVERGREEN VA FUNDAMENTAL LARGE CAP
 FUND
 2009  Lowest contract charges                1.25%              1.65%              34.37%
    Highest contract charges                  2.68%              1.89%              32.44%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                1.02%              4.85%             (31.02)%
    Highest contract charges                  1.91%             16.03%             (31.57)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                1.35%              0.81%               6.84%
    Highest contract charges                  2.18%              1.28%               5.94%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                1.34%              2.34%              11.16%
    Highest contract charges                  2.20%              2.60%              10.22%
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                1.49%              3.52%               9.52%
    Highest contract charges                  1.83%              1.91%               9.30%
    Remaining contract charges                  --                 --                  --
FIDELITY VIP GROWTH PORTFOLIO
 2009  Lowest contract charges                1.25%              0.24%              26.38%
    Highest contract charges                  2.45%              0.21%              24.87%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                1.04%              1.17%             (43.29)%
    Highest contract charges                  2.03%              3.66%             (43.74)%
    Remaining contract charges                  --                 --                  --
FIDELITY VIP CONTRAFUND(R) PORTFOLIO
 2009  Lowest contract charges                0.85%              1.21%              34.32%
    Highest contract charges                  2.68%              4.26%              31.86%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                0.71%              3.06%             (39.95)%
    Highest contract charges                  1.99%              5.76%             (40.61)%
    Remaining contract charges                  --                 --                  --
FIDELITY VIP MID CAP PORTFOLIO
 2009  Lowest contract charges                0.01%                --               21.88%
    Highest contract charges                  2.66%              0.91%              36.03%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                0.70%              0.73%             (37.06)%
    Highest contract charges                  2.02%              0.44%             (37.73)%
    Remaining contract charges                  --                 --                  --
FIDELITY VIP VALUE STRATEGIES
 PORTFOLIO
 2009  Lowest contract charges                1.25%              0.37%              55.20%
    Highest contract charges                  2.68%              0.81%              52.97%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                1.03%              2.75%             (48.87)%
    Highest contract charges                  1.99%              4.86%             (49.30)%
    Remaining contract charges                  --                 --                  --

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                                              UNIT           CONTRACT
SUB-ACCOUNT                                  UNITS        FAIR VALUE #    OWNERS' EQUITY
-----------------------------------------------------------------------------------------
FIDELITY VIP DYNAMIC CAPITAL
 APPRECIATION PORTFOLIO
 2009  Lowest contract charges                    4,967       $8.588257           $42,657
    Highest contract charges                      8,411        8.447292            71,054
    Remaining contract charges                   12,006              --           102,188
 2008  Lowest contract charges                    2,356        6.404294            15,085
    Highest contract charges                      7,888        6.356132            50,138
    Remaining contract charges                    5,191              --            33,097
FRANKLIN RISING DIVIDENDS SECURITIES
 FUND
 2009  Lowest contract charges                   31,926       12.799060           408,623
    Highest contract charges                        159       11.870451             1,889
    Remaining contract charges               22,897,669              --       278,968,777
 2008  Lowest contract charges                   29,552       11.000356           325,085
    Highest contract charges                      4,862       10.091165            49,062
    Remaining contract charges               25,304,822              --       267,330,923
 2007  Lowest contract charges                   22,530       15.218488           342,877
    Highest contract charges                      4,353       14.200576            61,821
    Remaining contract charges               27,328,052              --       402,546,450
 2006  Lowest contract charges                    8,997       15.772306           141,877
    Highest contract charges                      2,203       14.969769            32,978
    Remaining contract charges               21,506,548              --       330,674,817
 2005  Lowest contract charges                      871       13.581424            11,827
    Highest contract charges                      1,698       13.111329            22,258
    Remaining contract charges               14,583,801              --       194,671,832
FRANKLIN INCOME SECURITIES FUND
 2009  Lowest contract charges                      599       11.971516             7,173
    Highest contract charges                      5,466       14.102498            77,080
    Remaining contract charges               72,307,565              --     1,030,740,490
 2008  Lowest contract charges                   94,680       11.435856         1,082,746
    Highest contract charges                      9,275       10.385353            96,327
    Remaining contract charges               77,300,374              --       835,330,152
 2007  Lowest contract charges                   73,282       16.395959         1,201,526
    Highest contract charges                     11,939       15.145488           180,828
    Remaining contract charges               83,514,119              --     1,319,488,408
 2006  Lowest contract charges                   33,408       15.937182           532,424
    Highest contract charges                     11,079       14.974072           165,894
    Remaining contract charges               68,055,726              --     1,052,893,588
 2005  Lowest contract charges                    6,361       13.593697            86,464
    Highest contract charges                      7,475       12.991094            97,111
    Remaining contract charges               51,728,813              --       688,265,865

                                                            INVESTMENT
                                            EXPENSE           INCOME              TOTAL
SUB-ACCOUNT                                 RATIO*            RATIO**           RETURN***
--------------------------------------  ------------------------------------------------------
FIDELITY VIP DYNAMIC CAPITAL
 APPRECIATION PORTFOLIO
 2009  Lowest contract charges                1.25%              0.02%              34.10%
    Highest contract charges                  2.15%              0.02%              32.90%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                1.03%              1.21%             (37.82)%
    Highest contract charges                  1.80%              0.83%             (38.19)%
    Remaining contract charges                  --                 --                  --
FRANKLIN RISING DIVIDENDS SECURITIES
 FUND
 2009  Lowest contract charges                0.85%              1.43%              16.35%
    Highest contract charges                  2.74%              1.21%              14.16%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                0.85%              1.75%             (27.72)%
    Highest contract charges                  2.55%              1.73%             (28.94)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                0.85%              2.11%              (3.51)%
    Highest contract charges                  2.54%              1.85%              (5.14)%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                0.85%              1.18%              16.13%
    Highest contract charges                  2.55%              1.00%              14.17%
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                0.83%                --                5.93%
    Highest contract charges                  2.53%              1.61%               0.82%
    Remaining contract charges                  --                 --                  --
FRANKLIN INCOME SECURITIES FUND
 2009  Lowest contract charges                0.08%                --               19.72%
    Highest contract charges                  2.74%              8.52%              31.92%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                0.85%              5.42%             (30.25)%
    Highest contract charges                  2.56%              5.41%             (31.43)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                0.85%              3.23%               2.88%
    Highest contract charges                  2.54%              3.12%               1.15%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                0.85%              3.65%              17.24%
    Highest contract charges                  2.55%              4.00%              15.26%
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                0.83%              2.03%               4.02%
    Highest contract charges                  2.51%              0.98%               0.95%
    Remaining contract charges                  --                 --                  --

-------------------------------------------------------------------------------

                                                              UNIT           CONTRACT
SUB-ACCOUNT                                  UNITS        FAIR VALUE #    OWNERS' EQUITY
-----------------------------------------------------------------------------------------
FRANKLIN LARGE CAP GROWTH SECURITIES
 FUND
 2009  Lowest contract charges                    2,132      $10.711239           $22,839
    Highest contract charges                      8,114       12.814563           103,980
    Remaining contract charges                5,632,377              --        56,758,650
 2008  Lowest contract charges                    2,097        8.326926            17,459
    Highest contract charges                        190        7.561687             1,439
    Remaining contract charges                6,149,864              --        48,675,154
 2007  Lowest contract charges                    2,065       12.827021            26,483
    Highest contract charges                         68       11.848456               808
    Remaining contract charges                7,056,138              --        86,825,462
 2006  Lowest contract charges                       37       12.177757               461
    Highest contract charges                         68       11.441566               781
    Remaining contract charges                6,502,337              --        76,642,060
 2005  Lowest contract charges                  541,016       11.028606         5,966,657
    Highest contract charges                     60,857       10.594401           644,746
    Remaining contract charges                4,566,383              --        49,282,808
FRANKLIN GLOBAL REAL ESTATE SECURITIES
 FUND
 2009  Lowest contract charges                   45,565       14.803805           674,537
    Highest contract charges                        616       12.421151             7,654
    Remaining contract charges                   46,592              --           661,194
 2008  Lowest contract charges                   56,403       12.606898           711,068
    Highest contract charges                        466       10.630848             4,958
    Remaining contract charges                   80,277              --           967,464
 2007  Lowest contract charges                   98,366       22.193451         2,183,091
    Highest contract charges                        692       20.767079            14,362
    Remaining contract charges                  113,651              --         2,420,140
 2006  Lowest contract charges                  114,766       28.439936         3,263,902
    Highest contract charges                        692       26.866489            18,585
    Remaining contract charges                  153,759              --         4,202,538
 2005  Lowest contract charges                  135,819       23.916634         3,248,336
    Highest contract charges                        692       22.809046            15,783
    Remaining contract charges                  183,911              --         4,238,338

                                                            INVESTMENT
                                            EXPENSE           INCOME              TOTAL
SUB-ACCOUNT                                 RATIO*            RATIO**           RETURN***
--------------------------------------  ------------------------------------------------------
FRANKLIN LARGE CAP GROWTH SECURITIES
 FUND
 2009  Lowest contract charges                0.85%              1.38%              28.63%
    Highest contract charges                  2.62%                --               26.28%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                0.85%              1.27%             (35.08)%
    Highest contract charges                  2.07%              0.39%             (36.18)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                0.82%              0.10%               5.33%
    Highest contract charges                  2.57%              0.73%               3.56%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                0.95%                --                9.96%
    Highest contract charges                  2.51%              0.93%               8.11%
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                1.34%              0.58%               0.30%
    Highest contract charges                  2.47%              0.48%               1.44%
    Remaining contract charges                  --                 --                  --
FRANKLIN GLOBAL REAL ESTATE SECURITIES
 FUND
 2009  Lowest contract charges                1.40%             13.27%              17.43%
    Highest contract charges                  0.47%                --               16.26%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                1.41%              1.04%             (43.20)%
    Highest contract charges                  2.50%              1.19%             (43.82)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                1.40%              2.30%             (21.96)%
    Highest contract charges                  2.35%              2.26%             (22.70)%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                1.40%              2.05%              18.91%
    Highest contract charges                  2.35%              1.98%              17.79%
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                1.40%              1.42%              11.90%
    Highest contract charges                  2.34%              1.39%              10.84%
    Remaining contract charges                  --                 --                  --

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                                              UNIT           CONTRACT
SUB-ACCOUNT                                  UNITS        FAIR VALUE #    OWNERS' EQUITY
-----------------------------------------------------------------------------------------
FRANKLIN SMALL-MID CAP GROWTH
 SECURITIES FUND
 2009  Lowest contract charges                   13,136      $11.695088          $153,624
    Highest contract charges                      4,155       14.038705            58,336
    Remaining contract charges               10,526,274              --        93,629,972
 2008  Lowest contract charges                   15,564        8.215174           127,858
    Highest contract charges                     11,030        4.482015            49,438
    Remaining contract charges               10,801,032              --        68,920,786
 2007  Lowest contract charges                   13,533       14.408266           194,991
    Highest contract charges                      5,738        7.996026            45,877
    Remaining contract charges               11,430,681              --       128,576,387
 2006  Lowest contract charges                    6,948       13.062801            90,794
    Highest contract charges                      4,625        7.373627            34,103
    Remaining contract charges               11,016,113              --       113,349,235
 2005  Lowest contract charges                      780       12.120647             9,455
    Highest contract charges                      3,530        6.959172            24,568
    Remaining contract charges               10,588,793              --       102,124,884
FRANKLIN SMALL CAP VALUE SECURITIES
 FUND
 2009  Lowest contract charges                    2,697        7.881408            21,253
    Highest contract charges                        903       13.337937            12,046
    Remaining contract charges                1,397,622              --        11,217,363
 2008  Lowest contract charges                    1,904        6.154292            11,717
    Highest contract charges                        544        6.021529             3,275
    Remaining contract charges                1,002,250              --         6,287,545
 2007  Lowest contract charges                    3,088        9.253378            28,574
    Highest contract charges                        544        9.230086             5,023
    Remaining contract charges                   12,549              --           115,993
FRANKLIN STRATEGIC INCOME SECURITIES
 FUND
 2009  Lowest contract charges                       86       11.124740               952
    Highest contract charges                      2,349       12.869844            30,230
    Remaining contract charges               17,508,662              --       282,158,253
 2008  Lowest contract charges                    4,231        8.778651            37,143
    Highest contract charges                      2,123       12.729023            27,027
    Remaining contract charges               15,646,835              --       208,090,949
 2007  Lowest contract charges                   21,176       16.963013           359,205
    Highest contract charges                      2,685       14.676700            39,410
    Remaining contract charges               14,419,237              --       225,325,293
 2006  Lowest contract charges                    6,276       16.108811           101,072
    Highest contract charges                      2,043       14.176524            28,968
    Remaining contract charges               12,268,338              --       183,518,260
 2005  Lowest contract charges                      559       14.972815             8,372
    Highest contract charges                      1,100       13.402661            14,737
    Remaining contract charges               10,290,707              --       144,203,380

                                                            INVESTMENT
                                            EXPENSE           INCOME              TOTAL
SUB-ACCOUNT                                 RATIO*            RATIO**           RETURN***
--------------------------------------  ------------------------------------------------------
FRANKLIN SMALL-MID CAP GROWTH
 SECURITIES FUND
 2009  Lowest contract charges                0.85%                --               42.36%
    Highest contract charges                  2.69%                --               39.68%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                0.85%                --              (42.98)%
    Highest contract charges                  2.55%                --              (43.95)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                0.85%                --               10.30%
    Highest contract charges                  2.54%                --                8.44%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                0.85%                --                7.77%
    Highest contract charges                  2.55%                --                5.96%
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                0.83%                --               15.29%
    Highest contract charges                  2.43%                --                2.15%
    Remaining contract charges                  --                 --                  --
FRANKLIN SMALL CAP VALUE SECURITIES
 FUND
 2009  Lowest contract charges                0.85%              1.52%              28.06%
    Highest contract charges                  2.68%                --               25.60%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                0.84%              0.85%             (33.59)%
    Highest contract charges                  2.55%              1.76%             (34.71)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                0.36%                --               (0.01)%
    Highest contract charges                  0.61%                --               (0.13)%
    Remaining contract charges                  --                 --                  --
FRANKLIN STRATEGIC INCOME SECURITIES
 FUND
 2009  Lowest contract charges                0.01%                --               11.25%
    Highest contract charges                  2.75%              2.55%              22.70%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                0.70%              2.87%             (13.92)%
    Highest contract charges                  2.56%              9.29%             (13.27)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                0.84%              4.36%               5.30%
    Highest contract charges                  2.54%              4.70%               3.53%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                0.85%              3.67%               7.59%
    Highest contract charges                  2.54%              5.61%               5.77%
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                0.83%              0.87%               2.59%
    Highest contract charges                  2.49%                --                0.83%
    Remaining contract charges                  --                 --                  --

-------------------------------------------------------------------------------

                                                              UNIT           CONTRACT
SUB-ACCOUNT                                  UNITS        FAIR VALUE #    OWNERS' EQUITY
-----------------------------------------------------------------------------------------
MUTUAL SHARES SECURITIES FUND
 2009  Lowest contract charges                   69,846      $15.724534        $1,098,288
    Highest contract charges                      4,958       12.660577            62,764
    Remaining contract charges               39,261,736              --       513,332,501
 2008  Lowest contract charges                   70,645       12.581516           888,824
    Highest contract charges                     18,232       10.174951           185,510
    Remaining contract charges               42,382,285              --       453,323,902
 2007  Lowest contract charges                   54,739       20.176053         1,104,424
    Highest contract charges                     20,374       16.597302           338,150
    Remaining contract charges               47,022,292              --       822,849,078
 2006  Lowest contract charges                   20,877       19.664073           410,501
    Highest contract charges                      9,334       16.453485           153,584
    Remaining contract charges               42,025,519              --       718,384,455
 2005  Lowest contract charges                    3,463       16.752733            58,007
    Highest contract charges                      3,478       14.257743            49,590
    Remaining contract charges               34,585,852              --       505,438,067
TEMPLETON DEVELOPING MARKETS
 SECURITIES FUND
 2009  Lowest contract charges                    4,608       24.755366           114,061
    Highest contract charges                        840       17.459152            14,666
    Remaining contract charges                3,567,297              --        73,585,671
 2008  Lowest contract charges                    5,118       14.404613            73,725
    Highest contract charges                        113       12.027511             1,358
    Remaining contract charges                3,066,752              --        38,001,334
 2007  Lowest contract charges                    4,939       30.661983           151,452
    Highest contract charges                      2,510       26.042533            65,367
    Remaining contract charges                3,453,026              --        96,398,280
 2006  Lowest contract charges                    1,278       23.955722            30,574
    Highest contract charges                     61,613       20.726343         1,277,019
    Remaining contract charges                2,896,128              --        63,387,906
 2005  Lowest contract charges                      295       19.120676             5,636
    Highest contract charges                     39,021       16.546237           645,650
    Remaining contract charges                2,292,645              --        39,605,788

                                                            INVESTMENT
                                            EXPENSE           INCOME              TOTAL
SUB-ACCOUNT                                 RATIO*            RATIO**           RETURN***
--------------------------------------  ------------------------------------------------------
MUTUAL SHARES SECURITIES FUND
 2009  Lowest contract charges                0.85%              1.97%              24.98%
    Highest contract charges                  2.75%              0.24%              22.63%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                0.85%              3.31%             (37.64)%
    Highest contract charges                  2.56%              3.18%             (38.70)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                0.84%              1.27%               2.60%
    Highest contract charges                  2.54%              1.20%               0.87%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                0.85%              1.17%              17.38%
    Highest contract charges                  2.55%              1.45%              15.40%
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                0.83%                --               10.46%
    Highest contract charges                  2.49%                --                7.77%
    Remaining contract charges                  --                 --                  --
TEMPLETON DEVELOPING MARKETS
 SECURITIES FUND
 2009  Lowest contract charges                0.85%              4.92%              71.86%
    Highest contract charges                  2.68%                --               67.86%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                0.85%              3.15%             (53.02)%
    Highest contract charges                  2.58%              5.57%             (53.82)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                0.84%              1.71%              27.99%
    Highest contract charges                  2.42%                --               25.84%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                0.85%              0.82%              27.35%
    Highest contract charges                  2.50%              1.31%              25.26%
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                0.95%              1.43%              26.55%
    Highest contract charges                  2.47%              1.33%              24.61%
    Remaining contract charges                  --                 --                  --

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                                              UNIT           CONTRACT
SUB-ACCOUNT                                  UNITS        FAIR VALUE #    OWNERS' EQUITY
-----------------------------------------------------------------------------------------
TEMPLETON FOREIGN SECURITIES FUND
 2009  Lowest contract charges                    8,830      $13.459441          $118,851
    Highest contract charges                        528       14.252060             7,523
    Remaining contract charges               15,849,199              --       189,577,601
 2008  Lowest contract charges                   12,799        9.905208           126,779
    Highest contract charges                         49        8.211268               400
    Remaining contract charges               18,013,328              --       160,251,243
 2007  Lowest contract charges                    9,268       16.755358           155,292
    Highest contract charges                         29       14.128636               407
    Remaining contract charges               19,305,769              --       293,624,963
 2006  Lowest contract charges                    2,250       14.636053            32,941
    Highest contract charges                    255,931       12.571975         3,217,555
    Remaining contract charges               18,959,703              --       253,659,532
 2005  Lowest contract charges                      865       12.154452            10,515
    Highest contract charges                    170,418       10.613973         1,808,809
    Remaining contract charges               15,710,185              --       175,539,175
TEMPLETON GLOBAL ASSET ALLOCATION FUND
 2009  Lowest contract charges                    1,516       16.858809            25,557
    Highest contract charges                      3,079       14.741128            45,390
    Remaining contract charges                  109,113              --         1,673,556
 2008  Lowest contract charges                    1,517       13.972496            21,192
    Highest contract charges                      4,733       12.346332            58,438
    Remaining contract charges                  126,937              --         1,627,371
 2007  Lowest contract charges                    1,517       18.832232            28,572
    Highest contract charges                      3,755       16.680252            62,632
    Remaining contract charges                  198,001              --         3,422,702
 2006  Lowest contract charges                    1,519       17.281807            26,228
    Highest contract charges                      3,755       15.491752            58,169
    Remaining contract charges                  223,690              --         3,592,879
 2005  Lowest contract charges                    1,518       14.405588            21,871
    Highest contract charges                      3,755       13.069300            49,073
    Remaining contract charges                  232,045              --         3,127,195

                                                            INVESTMENT
                                            EXPENSE           INCOME              TOTAL
SUB-ACCOUNT                                 RATIO*            RATIO**           RETURN***
--------------------------------------  ------------------------------------------------------
TEMPLETON FOREIGN SECURITIES FUND
 2009  Lowest contract charges                0.85%              3.48%              35.88%
    Highest contract charges                  2.67%                --               33.20%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                0.85%              2.46%             (40.88)%
    Highest contract charges                  2.55%              4.61%             (41.88)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                0.84%              1.21%              14.48%
    Highest contract charges                  2.62%                --               12.55%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                0.85%              1.16%              20.42%
    Highest contract charges                  2.50%              1.24%              18.45%
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                0.84%              0.13%              12.21%
    Highest contract charges                  2.48%              0.97%               7.45%
    Remaining contract charges                  --                 --                  --
TEMPLETON GLOBAL ASSET ALLOCATION FUND
 2009  Lowest contract charges                0.95%              9.39%              20.66%
    Highest contract charges                  2.01%              9.05%              19.40%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                0.95%             10.55%             (25.81)%
    Highest contract charges                  2.01%             10.67%             (26.58)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                0.95%             17.34%               8.97%
    Highest contract charges                  2.14%             17.36%               7.67%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                0.95%              7.05%              19.97%
    Highest contract charges                  2.15%              7.06%              18.54%
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                0.95%              3.70%               2.58%
    Highest contract charges                  2.14%              3.75%               1.35%
    Remaining contract charges                  --                 --                  --

-------------------------------------------------------------------------------

                                                              UNIT           CONTRACT
SUB-ACCOUNT                                  UNITS        FAIR VALUE #    OWNERS' EQUITY
-----------------------------------------------------------------------------------------
TEMPLETON GROWTH SECURITIES FUND
 2009  Lowest contract charges                   37,758      $12.995028          $490,663
    Highest contract charges                      5,995       13.547219            81,219
    Remaining contract charges               30,239,081              --       346,692,532
 2008  Lowest contract charges                   42,917        9.996674           429,028
    Highest contract charges                     13,647        8.149626           111,219
    Remaining contract charges               33,901,733              --       303,088,563
 2007  Lowest contract charges                   43,133       17.480379           753,978
    Highest contract charges                     14,246       14.495551           206,501
    Remaining contract charges               38,831,824              --       615,404,141
 2006  Lowest contract charges                   19,335       17.225283           333,017
    Highest contract charges                     11,465       14.528955           166,569
    Remaining contract charges               34,740,528              --       545,011,757
 2005  Lowest contract charges                    6,054       14.262017            86,335
    Highest contract charges                      4,841       12.235707            59,229
    Remaining contract charges               27,039,258              --       353,013,575
MUTUAL GLOBAL DISCOVERY SECURITIES
 FUND
 2009  Lowest contract charges                      127       11.329533             1,435
    Highest contract charges                      1,325       12.172998            16,126
    Remaining contract charges                8,512,134              --       151,301,752
 2008  Lowest contract charges                   48,850       15.987575           780,999
    Highest contract charges                      6,212       14.666576            91,112
    Remaining contract charges                8,343,642              --       124,780,122
 2007  Lowest contract charges                   40,428       22.537085           911,137
    Highest contract charges                      9,278       21.030000           195,118
    Remaining contract charges                8,811,376              --       191,983,358
 2006  Lowest contract charges                   16,775       20.321572           340,880
    Highest contract charges                      1,762       19.287666            33,987
    Remaining contract charges                6,607,536              --       130,798,836
 2005  Lowest contract charges                    1,558       16.655119            25,945
    Highest contract charges                      2,176       16.078683            34,984
    Remaining contract charges                3,889,622              --        63,647,577

                                                            INVESTMENT
                                            EXPENSE           INCOME              TOTAL
SUB-ACCOUNT                                 RATIO*            RATIO**           RETURN***
--------------------------------------  ------------------------------------------------------
TEMPLETON GROWTH SECURITIES FUND
 2009  Lowest contract charges                0.85%              3.19%              29.99%
    Highest contract charges                  0.53%                --               27.55%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                0.85%              1.75%             (42.81)%
    Highest contract charges                  2.56%              1.69%             (43.78)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                0.85%              1.26%               1.48%
    Highest contract charges                  2.54%              1.20%              (0.23)%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                0.85%              1.20%              20.78%
    Highest contract charges                  2.55%              1.47%              18.74%
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                0.83%              0.67%               9.79%
    Highest contract charges                  2.52%                --                6.12%
    Remaining contract charges                  --                 --                  --
MUTUAL GLOBAL DISCOVERY SECURITIES
 FUND
 2009  Lowest contract charges                0.01%                --               13.30%
    Highest contract charges                  0.08%                --               19.97%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                0.85%              2.37%             (29.06)%
    Highest contract charges                  2.56%              1.85%             (30.26)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                0.84%              1.22%              10.90%
    Highest contract charges                  2.52%              1.07%               9.03%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                0.85%              1.11%              22.01%
    Highest contract charges                  2.55%              1.20%              19.96%
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                0.82%                --               13.98%
    Highest contract charges                  2.34%                --               13.05%
    Remaining contract charges                  --                 --                  --

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                                              UNIT           CONTRACT
SUB-ACCOUNT                                  UNITS        FAIR VALUE #    OWNERS' EQUITY
-----------------------------------------------------------------------------------------
FRANKLIN FLEX CAP GROWTH SECURITIES
 FUND
 2009  Lowest contract charges                    2,477      $10.523196           $26,071
    Highest contract charges                      1,283       12.981022            16,650
    Remaining contract charges                2,246,825              --        22,550,571
 2008  Lowest contract charges                    2,066        7.981607            16,489
    Highest contract charges                     30,626        7.491831           229,448
    Remaining contract charges                2,092,255              --        16,111,795
 2007  Lowest contract charges                    4,238       12.444192            52,743
    Highest contract charges                      1,641       11.858630            19,458
    Remaining contract charges                1,894,232              --        22,980,116
 2006  Lowest contract charges                      678       10.978096             7,429
    Highest contract charges                      1,270       10.640852            13,512
    Remaining contract charges                1,430,758              --        15,443,047
 2005  Lowest contract charges                       46       10.524182               484
    Highest contract charges                     15,384       10.380183           159,686
    Remaining contract charges                  606,408              --         6,330,485
FRANKLIN LARGE CAP VALUE SECURITIES
 FUND
 2009  Lowest contract charges                      249        9.534345             2,378
    Highest contract charges                        251        8.781519             2,207
    Remaining contract charges                1,031,440              --         9,415,956
 2008  Lowest contract charges                      250        7.585679             1,895
    Highest contract charges                         49        7.106541               348
    Remaining contract charges                  854,194              --         6,264,927
 2007  Lowest contract charges                      250       11.800600             2,950
    Highest contract charges                         25       11.245329               283
    Remaining contract charges                  781,053              --         8,982,369
 2006  Lowest contract charges                   92,929       11.823520         1,098,765
    Highest contract charges                     13,874       11.576666           160,617
    Remaining contract charges                  487,317              --         5,710,113
 2005  Lowest contract charges                    8,796       10.314563            90,723
    Highest contract charges                      8,117       10.215971            82,925
    Remaining contract charges                  132,345              --         1,359,418
TEMPLETON GLOBAL BOND SECURITIES FUND
 2009  Lowest contract charges                      496       11.012978             5,463
    Highest contract charges                      1,630       12.291339            20,029
    Remaining contract charges                1,203,255              --        13,930,582
 2008  Lowest contract charges                      843        9.955924             8,389
    Highest contract charges                      4,893        9.822923            48,067
    Remaining contract charges                  548,952              --         5,432,332

                                                            INVESTMENT
                                            EXPENSE           INCOME              TOTAL
SUB-ACCOUNT                                 RATIO*            RATIO**           RETURN***
--------------------------------------  ------------------------------------------------------
FRANKLIN FLEX CAP GROWTH SECURITIES
 FUND
 2009  Lowest contract charges                0.85%                --               31.84%
    Highest contract charges                  0.08%                --               29.36%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                0.86%              0.14%             (35.86)%
    Highest contract charges                  2.51%              0.12%             (36.91)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                0.84%              0.13%              13.36%
    Highest contract charges                  2.54%              0.13%              11.44%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                0.85%              0.01%               4.31%
    Highest contract charges                  2.54%              0.01%               2.55%
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                0.86%              0.71%              11.76%
    Highest contract charges                  2.45%              0.25%              10.55%
    Remaining contract charges                  --                 --                  --
FRANKLIN LARGE CAP VALUE SECURITIES
 FUND
 2009  Lowest contract charges                0.84%              2.03%              25.69%
    Highest contract charges                  2.54%              2.27%              23.57%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                0.86%                --              (35.72)%
    Highest contract charges                  2.39%                --              (36.81)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                0.86%              3.39%              (1.11)%
    Highest contract charges                  2.44%              4.03%              (2.77)%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                1.35%              2.73%              14.63%
    Highest contract charges                  2.50%              1.59%              13.32%
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                1.34%              1.16%               6.25%
    Highest contract charges                  2.44%              2.93%               5.44%
    Remaining contract charges                  --                 --                  --
TEMPLETON GLOBAL BOND SECURITIES FUND
 2009  Lowest contract charges                0.08%                --               10.13%
    Highest contract charges                  2.65%              7.94%              15.43%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                0.70%              0.64%               0.44%
    Highest contract charges                  2.01%                --               (0.70)%
    Remaining contract charges                  --                 --                  --

-------------------------------------------------------------------------------

                                                              UNIT           CONTRACT
SUB-ACCOUNT                                  UNITS        FAIR VALUE #    OWNERS' EQUITY
-----------------------------------------------------------------------------------------
HARTFORD ADVISERS HLS FUND
 2009  Lowest contract charges                   79,444       $9.293434          $738,312
    Highest contract charges                         97       13.103428             1,270
    Remaining contract charges               16,411,329              --        17,549,372
 2008  Lowest contract charges                   27,135        7.222661           195,985
    Highest contract charges                     22,539        0.719130            16,209
    Remaining contract charges               20,424,061              --        16,187,883
 2007  Lowest contract charges                2,926,523        1.346358         3,940,147
    Highest contract charges                     24,470        1.081903            26,474
    Remaining contract charges               24,621,095              --        27,412,774
 2006  Lowest contract charges                5,165,865        1.283584         6,630,820
    Highest contract charges                     24,470        1.043392            25,532
    Remaining contract charges               29,623,827              --        31,651,899
 2005  Lowest contract charges                5,862,533        1.178754         6,910,484
    Highest contract charges                     24,470        0.969260            23,718
    Remaining contract charges               34,715,244              --        34,284,325
HARTFORD TOTAL RETURN BOND HLS FUND
 2009  Lowest contract charges                      650       10.718289             6,970
    Highest contract charges                     16,759       11.478424           192,364
    Remaining contract charges               48,018,013              --       145,639,461
 2008  Lowest contract charges                   31,034        9.060101           281,170
    Highest contract charges                    119,833        1.105264           132,447
    Remaining contract charges               51,439,155              --        91,511,975
 2007  Lowest contract charges                1,104,972        1.509593         1,668,058
    Highest contract charges                     88,976        1.230471           109,482
    Remaining contract charges               63,216,908              --        79,729,578
 2006  Lowest contract charges                1,192,897        1.466249         1,749,082
    Highest contract charges                     56,895        1.208958            68,784
    Remaining contract charges               68,898,704              --        85,021,424
 2005  Lowest contract charges                1,335,796        1.422302         1,899,906
    Highest contract charges                     56,895        1.186291            67,494
    Remaining contract charges               75,027,974              --        90,433,823

                                                            INVESTMENT
                                            EXPENSE           INCOME              TOTAL
SUB-ACCOUNT                                 RATIO*            RATIO**           RETURN***
--------------------------------------  ------------------------------------------------------
HARTFORD ADVISERS HLS FUND
 2009  Lowest contract charges                1.25%              3.18%              28.67%
    Highest contract charges                  0.37%              1.64%              26.57%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                1.03%             14.16%             (30.69)%
    Highest contract charges                  2.56%              2.67%             (33.53)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                1.40%              1.38%               4.89%
    Highest contract charges                  2.54%              1.93%               3.69%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                1.40%              2.03%               8.89%
    Highest contract charges                  2.55%              2.15%               7.65%
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                1.40%              2.85%               5.48%
    Highest contract charges                  2.52%              4.40%               4.28%
    Remaining contract charges                  --                 --                  --
HARTFORD TOTAL RETURN BOND HLS FUND
 2009  Lowest contract charges                0.08%              3.56%               7.18%
    Highest contract charges                  2.69%             10.99%              11.95%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                0.69%             23.23%              (8.99)%
    Highest contract charges                  2.55%              6.83%             (10.18)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                1.40%              4.77%               2.96%
    Highest contract charges                  2.53%              7.54%               1.78%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                1.40%              4.39%               3.09%
    Highest contract charges                  2.55%              4.58%               1.91%
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                1.40%              7.07%               0.77%
    Highest contract charges                  2.52%             10.33%               0.38%
    Remaining contract charges                  --                 --                  --

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                                              UNIT           CONTRACT
SUB-ACCOUNT                                  UNITS        FAIR VALUE #    OWNERS' EQUITY
-----------------------------------------------------------------------------------------
HARTFORD CAPITAL APPRECIATION HLS FUND
 2009  Lowest contract charges                      190      $12.581225            $2,392
    Highest contract charges                     28,252       14.800317           418,145
    Remaining contract charges               38,078,902              --       137,181,047
 2008  Lowest contract charges                   62,587        5.861911           366,878
    Highest contract charges                     10,035        0.848255             8,513
    Remaining contract charges               38,397,694              --        69,079,915
 2007  Lowest contract charges                3,850,996        2.708673        10,431,089
    Highest contract charges                     10,035        1.603556            16,092
    Remaining contract charges               39,121,345              --        64,937,065
 2006  Lowest contract charges                5,371,565        2.357117        12,661,408
    Highest contract charges                  1,763,707        1.413662         2,493,286
    Remaining contract charges               44,933,400              --        65,368,231
 2005  Lowest contract charges                5,697,035        2.054889        11,706,774
    Highest contract charges                  1,817,152        1.246038         2,264,240
    Remaining contract charges               52,925,549              --        67,477,143
HARTFORD DIVIDEND AND GROWTH HLS FUND
 2009  Lowest contract charges                   48,993        8.881279           435,122
    Highest contract charges                     11,455       12.545314           143,709
    Remaining contract charges               30,039,049              --        92,129,636
 2008  Lowest contract charges                   31,353        7.184273           225,245
    Highest contract charges                     19,922        0.889157            17,714
    Remaining contract charges               32,263,259              --        53,576,949
 2007  Lowest contract charges                1,148,371        1.680583         1,929,933
    Highest contract charges                     21,628        1.353370            29,271
    Remaining contract charges               38,561,153              --        53,592,557
 2006  Lowest contract charges                1,882,130        1.578268         2,970,507
    Highest contract charges                     21,628        1.285670            27,807
    Remaining contract charges               45,112,330              --        59,288,193
 2005  Lowest contract charges                2,027,107        1.333084         2,702,304
    Highest contract charges                     21,628        1.098498            23,759
    Remaining contract charges               51,477,020              --        57,505,690

                                                            INVESTMENT
                                            EXPENSE           INCOME              TOTAL
SUB-ACCOUNT                                 RATIO*            RATIO**           RETURN***
--------------------------------------  ------------------------------------------------------
HARTFORD CAPITAL APPRECIATION HLS FUND
 2009  Lowest contract charges                0.01%              0.67%              25.81%
    Highest contract charges                  2.68%              2.36%              41.79%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                0.70%              8.23%             (44.67)%
    Highest contract charges                  2.56%              1.56%             (47.10)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                1.40%              0.06%              14.92%
    Highest contract charges                  2.23%                --               13.60%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                1.40%              1.10%              14.71%
    Highest contract charges                  2.50%              1.11%              13.45%
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                1.40%              0.61%              13.66%
    Highest contract charges                  2.49%              0.61%              12.41%
    Remaining contract charges                  --                 --                  --
HARTFORD DIVIDEND AND GROWTH HLS FUND
 2009  Lowest contract charges                0.85%              2.60%              23.62%
    Highest contract charges                  2.69%              6.09%              21.36%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                0.69%             11.47%             (31.56)%
    Highest contract charges                  2.56%              1.90%             (34.30)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                1.40%              1.07%               6.48%
    Highest contract charges                  2.54%              1.42%               5.27%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                1.40%              1.44%              18.39%
    Highest contract charges                  2.55%              1.50%              17.04%
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                1.40%              1.58%               4.23%
    Highest contract charges                  2.52%              2.72%               3.04%
    Remaining contract charges                  --                 --                  --

-------------------------------------------------------------------------------

                                                              UNIT           CONTRACT
SUB-ACCOUNT                                  UNITS        FAIR VALUE #    OWNERS' EQUITY
-----------------------------------------------------------------------------------------
HARTFORD FUNDAMENTAL GROWTH HLS FUND
 2009  Lowest contract charges                   15,648       $8.773143          $137,283
    Highest contract charges                      1,660        8.645037            14,348
    Remaining contract charges                   31,047              --           171,845
 2008  Lowest contract charges                    4,499        6.234829            28,052
    Highest contract charges                        827        6.193128             5,121
    Remaining contract charges                   12,046              --            59,781
 2007  Lowest contract charges                    6,663        1.291171             8,602
    Highest contract charges                         --              --                --
    Remaining contract charges                       --              --                --
 2006  Lowest contract charges                    6,780        1.140237             7,731
    Highest contract charges                         --              --                --
    Remaining contract charges                       --              --                --
 2005  Lowest contract charges                    6,898        1.056464             7,288
    Highest contract charges                         --              --                --
    Remaining contract charges                       --              --                --
HARTFORD GLOBAL ADVISERS HLS FUND
 2009  Lowest contract charges                   46,487        1.817387            84,485
    Highest contract charges                     20,386        1.790255            36,497
    Remaining contract charges                       --              --                --
 2008  Lowest contract charges                   62,193        1.508217            93,801
    Highest contract charges                     22,121        1.487931            32,913
    Remaining contract charges                       --              --                --
 2007  Lowest contract charges                  104,108        2.271611           236,493
    Highest contract charges                     22,124        2.244431            49,656
    Remaining contract charges                       --              --                --
 2006  Lowest contract charges                  142,160        1.980819           281,593
    Highest contract charges                     22,128        1.960059            43,372
    Remaining contract charges                       --              --                --
 2005  Lowest contract charges                  155,595        1.850300           287,897
    Highest contract charges                     27,213        1.833652            49,899
    Remaining contract charges                       --              --                --
HARTFORD GLOBAL EQUITY HLS FUND
 2009  Lowest contract charges                   33,006        8.595482           283,701
    Highest contract charges                        235        8.423321             1,977
    Remaining contract charges                   12,165              --           108,345
 2008  Lowest contract charges                   32,417        6.147729           199,293
    Highest contract charges                      2,150        6.098927            13,112
    Remaining contract charges                    7,081              --            43,343

                                                            INVESTMENT
                                            EXPENSE           INCOME              TOTAL
SUB-ACCOUNT                                 RATIO*            RATIO**           RETURN***
--------------------------------------  ------------------------------------------------------
HARTFORD FUNDAMENTAL GROWTH HLS FUND
 2009  Lowest contract charges                1.24%              0.85%              40.71%
    Highest contract charges                  2.04%              0.74%              39.59%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                1.05%              0.51%             (41.60)%
    Highest contract charges                  1.69%              0.08%             (41.91)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                1.40%              0.06%              13.24%
    Highest contract charges                    --                 --                  --
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                1.40%              0.52%               7.93%
    Highest contract charges                    --                 --                  --
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                1.40%              1.31%               8.08%
    Highest contract charges                    --                 --                  --
    Remaining contract charges                  --                 --                  --
HARTFORD GLOBAL ADVISERS HLS FUND
 2009  Lowest contract charges                1.40%                --               20.50%
    Highest contract charges                  1.55%                --               20.32%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                1.41%              3.56%             (33.61)%
    Highest contract charges                  1.55%              4.37%             (33.71)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                1.40%              0.55%              14.68%
    Highest contract charges                  1.55%              0.64%              14.51%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                1.40%              2.40%               7.05%
    Highest contract charges                  1.55%              2.44%               6.89%
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                1.40%              3.26%               1.68%
    Highest contract charges                  1.55%              3.31%               1.53%
    Remaining contract charges                  --                 --                  --
HARTFORD GLOBAL EQUITY HLS FUND
 2009  Lowest contract charges                1.40%              0.82%              39.82%
    Highest contract charges                  0.29%              0.68%              38.29%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                1.17%              1.56%             (41.32)%
    Highest contract charges                  1.91%              2.15%             (41.69)%
    Remaining contract charges                  --                 --                  --

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                                              UNIT           CONTRACT
SUB-ACCOUNT                                  UNITS        FAIR VALUE #    OWNERS' EQUITY
-----------------------------------------------------------------------------------------
HARTFORD GLOBAL HEALTH HLS FUND
 2009  Lowest contract charges                  174,184       $1.938428          $337,642
    Highest contract charges                        105        1.876719               197
    Remaining contract charges                   18,067              --            34,518
 2008  Lowest contract charges                  183,370        1.605923           294,478
    Highest contract charges                        365        1.560245               570
    Remaining contract charges                   18,084              --            28,665
 2007  Lowest contract charges                  286,382        2.193343           628,133
    Highest contract charges                        355        2.138451               759
    Remaining contract charges                   41,961              --            90,978
 2006  Lowest contract charges                  417,758        2.101222           877,801
    Highest contract charges                        342        2.055824               703
    Remaining contract charges                   45,946              --            95,577
 2005  Lowest contract charges                  421,501        1.921259           809,812
    Highest contract charges                        322        1.886344               608
    Remaining contract charges                   45,962              --            87,555
HARTFORD GLOBAL GROWTH HLS FUND
 2009  Lowest contract charges                    5,322        7.219531            38,422
    Highest contract charges                      1,027        7.100965             7,290
    Remaining contract charges                  550,399              --         1,014,362
 2008  Lowest contract charges                  552,065        1.183214           653,212
    Highest contract charges                      2,660        5.357859            14,253
    Remaining contract charges                   57,914              --           115,738
 2007  Lowest contract charges                  715,426        2.530315         1,810,252
    Highest contract charges                      9,380        2.445701            22,941
    Remaining contract charges                   82,029              --           203,908
 2006  Lowest contract charges                1,052,674        2.057130         2,165,485
    Highest contract charges                     32,456        1.998303            64,857
    Remaining contract charges                  108,106              --           219,150
 2005  Lowest contract charges                1,109,958        1.832185         2,033,649
    Highest contract charges                     27,431        1.788716            49,067
    Remaining contract charges                  126,922              --           229,762

                                                            INVESTMENT
                                            EXPENSE           INCOME              TOTAL
SUB-ACCOUNT                                 RATIO*            RATIO**           RETURN***
--------------------------------------  ------------------------------------------------------
HARTFORD GLOBAL HEALTH HLS FUND
 2009  Lowest contract charges                1.40%              0.33%              20.71%
    Highest contract charges                  1.75%              0.22%              20.28%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                1.41%              0.14%             (26.78)%
    Highest contract charges                  1.63%              0.17%             (27.04)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                1.40%                --                4.38%
    Highest contract charges                  1.61%                --                4.02%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                1.40%                --                9.37%
    Highest contract charges                  1.70%                --                8.99%
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                1.40%                --               10.59%
    Highest contract charges                  1.70%                --               10.20%
    Remaining contract charges                  --                 --                  --
HARTFORD GLOBAL GROWTH HLS FUND
 2009  Lowest contract charges                1.25%              0.95%              33.96%
    Highest contract charges                  2.13%              1.28%              32.76%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                1.41%              0.38%             (53.24)%
    Highest contract charges                  1.63%              2.65%             (48.99)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                1.40%              0.05%              23.00%
    Highest contract charges                  1.90%              0.09%              22.39%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                1.40%              0.45%              12.28%
    Highest contract charges                  1.90%              0.42%              11.72%
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                1.40%              0.47%               0.91%
    Highest contract charges                  1.89%              0.48%               0.41%
    Remaining contract charges                  --                 --                  --

-------------------------------------------------------------------------------

                                                              UNIT           CONTRACT
SUB-ACCOUNT                                  UNITS        FAIR VALUE #    OWNERS' EQUITY
-----------------------------------------------------------------------------------------
HARTFORD DISCIPLINED EQUITY HLS FUND
 2009  Lowest contract charges                    4,530       $8.547364           $38,721
    Highest contract charges                      1,498       12.745706            19,087
    Remaining contract charges                1,324,798              --         8,788,801
 2008  Lowest contract charges                    1,086        6.860722             7,453
    Highest contract charges                      4,711        6.769289            31,893
    Remaining contract charges                  936,764              --         3,851,087
 2007  Lowest contract charges                  482,787        1.479497           714,282
    Highest contract charges                        294        1.430014               421
    Remaining contract charges                   86,375              --           125,249
 2006  Lowest contract charges                  551,685        1.388298           765,903
    Highest contract charges                        388        1.348591               524
    Remaining contract charges                  114,910              --           156,929
 2005  Lowest contract charges                  601,321        1.255097           754,715
    Highest contract charges                      4,261        1.225316             5,222
    Remaining contract charges                  110,102              --           136,264
HARTFORD GROWTH HLS FUND
 2009  Lowest contract charges                    9,597        8.795528            84,408
    Highest contract charges                        923        8.540511             7,879
    Remaining contract charges                   55,411              --           355,273
 2008  Lowest contract charges                    2,762        6.607896            18,248
    Highest contract charges                        305        6.519796             1,985
    Remaining contract charges                   73,277              --           301,896
 2007  Lowest contract charges                   53,796        1.506262            81,031
    Highest contract charges                         --              --                --
    Remaining contract charges                       --              --                --
 2006  Lowest contract charges                   64,590        1.311312            84,697
    Highest contract charges                      4,335        1.281511             5,556
    Remaining contract charges                       --              --                --
 2005  Lowest contract charges                   20,772        1.274338            26,471
    Highest contract charges                         --              --                --
    Remaining contract charges                       --              --                --

                                                            INVESTMENT
                                            EXPENSE           INCOME              TOTAL
SUB-ACCOUNT                                 RATIO*            RATIO**           RETURN***
--------------------------------------  ------------------------------------------------------
HARTFORD DISCIPLINED EQUITY HLS FUND
 2009  Lowest contract charges                0.84%              2.69%              24.58%
    Highest contract charges                  2.67%              5.36%              22.30%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                0.70%              2.94%             (33.15)%
    Highest contract charges                  2.03%              2.86%             (33.86)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                1.40%              0.74%               6.57%
    Highest contract charges                  1.80%              0.66%               6.04%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                1.40%              0.73%              10.61%
    Highest contract charges                  1.90%              0.03%              10.06%
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                1.40%              0.88%               4.83%
    Highest contract charges                  1.86%              1.33%               4.31%
    Remaining contract charges                  --                 --                  --
HARTFORD GROWTH HLS FUND
 2009  Lowest contract charges                0.85%              0.68%              33.11%
    Highest contract charges                  2.44%              0.46%              30.99%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                0.69%              1.42%             (38.00)%
    Highest contract charges                  1.95%              2.65%             (38.66)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                1.40%                --               14.87%
    Highest contract charges                    --                 --                  --
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                1.40%                --                2.90%
    Highest contract charges                  1.89%                --                2.39%
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                1.40%                --                2.97%
    Highest contract charges                    --                 --                  --
    Remaining contract charges                  --                 --                  --

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                                              UNIT           CONTRACT
SUB-ACCOUNT                                  UNITS        FAIR VALUE #    OWNERS' EQUITY
-----------------------------------------------------------------------------------------
HARTFORD GROWTH OPPORTUNITIES HLS FUND
 2009  Lowest contract charges                   11,016       $7.807077           $86,004
    Highest contract charges                      3,024       13.296868            40,208
    Remaining contract charges                3,037,189              --        23,008,452
 2008  Lowest contract charges                    5,640        6.075105            34,266
    Highest contract charges                        769        5.991598             4,608
    Remaining contract charges                1,488,340              --         8,672,109
 2007  Lowest contract charges                   85,630        2.009325           172,058
    Highest contract charges                     19,869        1.953917            38,822
    Remaining contract charges                    4,363              --             8,596
 2006  Lowest contract charges                   89,417        1.575584           140,884
    Highest contract charges                     16,379        1.539813            25,221
    Remaining contract charges                    4,363              --             6,764
 2005  Lowest contract charges                   55,927        1.429248            79,933
    Highest contract charges                      4,363        1.411014             6,157
    Remaining contract charges                       --              --                --
HARTFORD HIGH YIELD HLS FUND
 2009  Lowest contract charges                    3,091       11.453793            35,399
    Highest contract charges                      1,370       15.205597            20,827
    Remaining contract charges                  436,045              --         2,895,412
 2008  Lowest contract charges                    1,762        7.677483            13,525
    Highest contract charges                        459        7.575364             3,478
    Remaining contract charges                  299,934              --           859,284
 2007  Lowest contract charges                  246,057        1.400582           344,623
    Highest contract charges                     20,416        1.353719            27,637
    Remaining contract charges                   33,719              --            46,636
 2006  Lowest contract charges                  304,898        1.385264           422,366
    Highest contract charges                     16,621        1.345629            22,365
    Remaining contract charges                   33,606              --            46,044
 2005  Lowest contract charges                  276,005        1.266816           349,648
    Highest contract charges                      4,425        1.236741             5,472
    Remaining contract charges                   43,244              --            54,159

                                                            INVESTMENT
                                            EXPENSE           INCOME              TOTAL
SUB-ACCOUNT                                 RATIO*            RATIO**           RETURN***
--------------------------------------  ------------------------------------------------------
HARTFORD GROWTH OPPORTUNITIES HLS FUND
 2009  Lowest contract charges                0.85%              0.64%              28.51%
    Highest contract charges                  2.68%              1.06%              26.15%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                0.70%              1.74%             (40.40)%
    Highest contract charges                  1.98%              2.99%             (41.05)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                1.40%              0.02%              27.53%
    Highest contract charges                  1.89%              0.03%              26.89%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                1.40%              0.55%              10.24%
    Highest contract charges                  1.91%              1.27%               9.69%
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                1.39%                --               14.41%
    Highest contract charges                  1.62%                --               14.01%
    Remaining contract charges                  --                 --                  --
HARTFORD HIGH YIELD HLS FUND
 2009  Lowest contract charges                0.85%             11.66%              49.19%
    Highest contract charges                  2.67%             16.89%              46.46%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                0.66%            114.51%             (25.94)%
    Highest contract charges                  2.03%             57.32%             (26.72)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                1.40%              7.09%               1.11%
    Highest contract charges                  1.89%              7.51%               0.60%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                1.40%             15.32%               9.35%
    Highest contract charges                  1.90%             23.35%               8.80%
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                1.40%              6.24%               0.43%
    Highest contract charges                  1.87%              9.82%               0.07%
    Remaining contract charges                  --                 --                  --

-------------------------------------------------------------------------------

                                                              UNIT           CONTRACT
SUB-ACCOUNT                                  UNITS        FAIR VALUE #    OWNERS' EQUITY
-----------------------------------------------------------------------------------------
HARTFORD INDEX HLS FUND
 2009  Lowest contract charges                   82,493       $4.173201          $344,261
    Highest contract charges                        395        3.993420             1,576
    Remaining contract charges                   12,216              --            50,219
 2008  Lowest contract charges                   93,979        3.363785           316,124
    Highest contract charges                        395        3.235025             1,277
    Remaining contract charges                   12,218              --            40,547
 2007  Lowest contract charges                  152,594        5.437964           829,802
    Highest contract charges                        472        5.256090             2,480
    Remaining contract charges                   20,912              --           112,301
 2006  Lowest contract charges                  254,344        5.255117         1,336,605
    Highest contract charges                        472        5.104819             2,409
    Remaining contract charges                   41,224              --           214,333
 2005  Lowest contract charges                  276,112        4.627286         1,277,651
    Highest contract charges                      1,594        4.581945             7,306
    Remaining contract charges                   39,164              --           179,590
HARTFORD INTERNATIONAL GROWTH HLS FUND
 2009  Lowest contract charges                      475        6.255761             2,969
    Highest contract charges                      1,645        6.074217             9,993
    Remaining contract charges                  151,410              --           369,137
 2008  Lowest contract charges                      499        4.903365             2,445
    Highest contract charges                      1,853        4.837910             8,967
    Remaining contract charges                  143,518              --           229,489
 2007  Lowest contract charges                  169,271        1.965895           332,769
    Highest contract charges                     22,827        1.905033            43,486
    Remaining contract charges                   16,291              --            31,287
 2006  Lowest contract charges                  300,778        1.612967           485,146
    Highest contract charges                     27,022        1.570859            42,448
    Remaining contract charges                   21,789              --            34,454
 2005  Lowest contract charges                  178,475        1.321537           235,862
    Highest contract charges                        646        1.293488               835
    Remaining contract charges                   23,200              --            30,161

                                                            INVESTMENT
                                            EXPENSE           INCOME              TOTAL
SUB-ACCOUNT                                 RATIO*            RATIO**           RETURN***
--------------------------------------  ------------------------------------------------------
HARTFORD INDEX HLS FUND
 2009  Lowest contract charges                1.40%              1.79%              24.06%
    Highest contract charges                  1.93%              1.87%              23.44%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                1.41%              1.56%             (38.14)%
    Highest contract charges                  1.93%              1.77%             (38.45)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                1.40%              1.07%               3.48%
    Highest contract charges                  1.89%              1.42%               2.96%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                1.40%              1.43%              13.57%
    Highest contract charges                  1.91%              6.21%              13.00%
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                1.40%              1.59%               2.80%
    Highest contract charges                  1.60%              1.61%               2.59%
    Remaining contract charges                  --                 --                  --
HARTFORD INTERNATIONAL GROWTH HLS FUND
 2009  Lowest contract charges                0.85%              1.85%              27.58%
    Highest contract charges                  2.45%              1.76%              25.56%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                0.70%              3.59%             (51.51)%
    Highest contract charges                  2.02%              3.08%             (52.03)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                1.40%              0.35%              21.88%
    Highest contract charges                  1.89%              0.43%              21.27%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                1.40%              0.52%              22.05%
    Highest contract charges                  1.90%              1.19%              21.44%
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                1.39%              0.63%               4.42%
    Highest contract charges                  0.93%                --                3.90%
    Remaining contract charges                  --                 --                  --

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                                              UNIT           CONTRACT
SUB-ACCOUNT                                  UNITS        FAIR VALUE #    OWNERS' EQUITY
-----------------------------------------------------------------------------------------
HARTFORD INTERNATIONAL SMALL COMPANY
 HLS FUND
 2009  Lowest contract charges                   39,037       $1.848858           $72,173
    Highest contract charges                         --              --                --
    Remaining contract charges                       --              --                --
 2008  Lowest contract charges                   47,992        1.361330            65,334
    Highest contract charges                         --              --                --
    Remaining contract charges                       --              --                --
 2007  Lowest contract charges                   89,435        2.404350           215,034
    Highest contract charges                         --              --                --
    Remaining contract charges                       --              --                --
 2006  Lowest contract charges                   91,651        2.242458           205,523
    Highest contract charges                      1,375        2.183990             3,004
    Remaining contract charges                       --              --                --
 2005  Lowest contract charges                   49,065        1.762674            86,486
    Highest contract charges                         --              --                --
    Remaining contract charges                       --              --                --
HARTFORD INTERNATIONAL OPPORTUNITIES
 HLS FUND
 2009  Lowest contract charges                      720        8.299619             5,972
    Highest contract charges                        314       13.890954             4,367
    Remaining contract charges                3,619,595              --         7,751,615
 2008  Lowest contract charges                      486        6.271971             3,046
    Highest contract charges                     11,301        0.962384            10,876
    Remaining contract charges                4,750,773              --         6,385,410
 2007  Lowest contract charges                  731,012        1.870595         1,367,428
    Highest contract charges                     11,301        1.713829            19,368
    Remaining contract charges                5,301,299              --         9,325,460
 2006  Lowest contract charges                1,020,222        1.492426         1,522,605
    Highest contract charges                    414,109        1.385228           573,636
    Remaining contract charges                5,984,889              --         8,457,585
 2005  Lowest contract charges                1,036,986        1.219069         1,264,158
    Highest contract charges                    679,901        1.144025           777,824
    Remaining contract charges                6,925,700              --         8,040,102
HARTFORD MIDCAP GROWTH HLS FUND
 2009  Lowest contract charges                    2,536        8.461037            21,460
    Highest contract charges                      3,646       14.834730            54,085
    Remaining contract charges                  217,428              --         1,847,975
 2008  Lowest contract charges                    3,214        5.770819            18,549
    Highest contract charges                     11,160        5.871243            65,525
    Remaining contract charges                  112,882              --           647,874

                                                            INVESTMENT
                                            EXPENSE           INCOME              TOTAL
SUB-ACCOUNT                                 RATIO*            RATIO**           RETURN***
--------------------------------------  ------------------------------------------------------
HARTFORD INTERNATIONAL SMALL COMPANY
 HLS FUND
 2009  Lowest contract charges                1.40%              1.52%              35.81%
    Highest contract charges                    --                 --                  --
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                1.41%              0.84%             (43.38)%
    Highest contract charges                    --                 --                  --
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                1.40%              1.40%               7.22%
    Highest contract charges                    --                 --                  --
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                1.40%              1.87%              27.22%
    Highest contract charges                  1.90%              2.47%              26.59%
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                1.39%              2.75%              16.66%
    Highest contract charges                    --                 --                  --
    Remaining contract charges                  --                 --                  --
HARTFORD INTERNATIONAL OPPORTUNITIES
 HLS FUND
 2009  Lowest contract charges                0.85%              2.45%              32.33%
    Highest contract charges                  2.69%              2.34%              29.90%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                0.71%              5.86%             (39.82)%
    Highest contract charges                  2.56%              1.99%             (43.85)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                1.40%              0.75%              25.34%
    Highest contract charges                  2.23%             11.91%              23.91%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                1.40%              1.21%              22.42%
    Highest contract charges                  2.50%              1.10%              21.08%
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                1.40%                --               12.75%
    Highest contract charges                  2.48%                --               11.51%
    Remaining contract charges                  --                 --                  --
HARTFORD MIDCAP GROWTH HLS FUND
 2009  Lowest contract charges                0.85%              0.33%              46.62%
    Highest contract charges                  2.69%              1.09%              43.93%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                0.71%              0.82%             (43.74)%
    Highest contract charges                  1.83%              1.58%             (44.45)%
    Remaining contract charges                  --                 --                  --

-------------------------------------------------------------------------------

                                                              UNIT           CONTRACT
SUB-ACCOUNT                                  UNITS        FAIR VALUE #    OWNERS' EQUITY
-----------------------------------------------------------------------------------------
HARTFORD MIDCAP HLS FUND
 2009  Lowest contract charges                  457,910       $3.696908        $1,692,853
    Highest contract charges                     28,400        3.641698           103,424
    Remaining contract charges                       --              --                --
 2008  Lowest contract charges                  551,989        2.870203         1,584,319
    Highest contract charges                     29,261        2.831583            82,855
    Remaining contract charges                       --              --                --
 2007  Lowest contract charges                  763,479        4.512098         3,444,892
    Highest contract charges                     37,197        4.458080           165,826
    Remaining contract charges                       --              --                --
 2006  Lowest contract charges                1,287,144        3.978508         5,120,913
    Highest contract charges                     72,522        3.936774           285,504
    Remaining contract charges                       --              --                --
 2005  Lowest contract charges                1,396,539        3.619701         5,055,053
    Highest contract charges                     85,490        3.587107           306,662
    Remaining contract charges                       --              --                --
HARTFORD MIDCAP VALUE HLS FUND
 2009  Lowest contract charges                   37,761        1.434963            54,185
    Highest contract charges                      1,723        1.376636             2,371
    Remaining contract charges                   60,253              --            85,171
 2008  Lowest contract charges                   95,231        1.011759            96,351
    Highest contract charges                      1,581        0.975511             1,543
    Remaining contract charges                   65,170              --            65,072
 2007  Lowest contract charges                  134,922        1.720458           232,128
    Highest contract charges                      1,466        1.667164             2,444
    Remaining contract charges                   91,410              --           155,194
 2006  Lowest contract charges                  198,287        1.712649           339,596
    Highest contract charges                     22,315        1.679024            37,468
    Remaining contract charges                   89,720              --           152,358
 2005  Lowest contract charges                  214,820        1.477045           317,298
    Highest contract charges                     22,119        1.453117            32,142
    Remaining contract charges                   90,261              --           132,389

                                                            INVESTMENT
                                            EXPENSE           INCOME              TOTAL
SUB-ACCOUNT                                 RATIO*            RATIO**           RETURN***
--------------------------------------  ------------------------------------------------------
HARTFORD MIDCAP HLS FUND
 2009  Lowest contract charges                1.40%              0.29%              28.80%
    Highest contract charges                  1.55%              0.30%              28.61%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                1.41%              0.25%             (36.39)%
    Highest contract charges                  1.55%              0.26%             (36.48)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                1.40%              0.18%              13.41%
    Highest contract charges                  1.55%              0.16%              13.24%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                1.40%              0.84%               9.91%
    Highest contract charges                  1.55%              0.80%               9.75%
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                1.40%              0.07%              14.87%
    Highest contract charges                  1.55%              0.06%              14.70%
    Remaining contract charges                  --                 --                  --
HARTFORD MIDCAP VALUE HLS FUND
 2009  Lowest contract charges                1.41%              0.50%              41.83%
    Highest contract charges                  1.90%              0.59%              41.12%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                1.41%              0.44%             (41.19)%
    Highest contract charges                  1.91%              0.50%             (41.49)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                1.40%              0.22%               0.46%
    Highest contract charges                  1.89%              0.38%              (0.05)%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                1.40%              0.57%              15.95%
    Highest contract charges                  1.75%              0.58%              15.55%
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                1.40%              0.10%               8.19%
    Highest contract charges                  1.74%              0.10%               7.81%
    Remaining contract charges                  --                 --                  --

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                                              UNIT           CONTRACT
SUB-ACCOUNT                                  UNITS        FAIR VALUE #    OWNERS' EQUITY
-----------------------------------------------------------------------------------------
HARTFORD MONEY MARKET HLS FUND
 2009  Lowest contract charges                  105,671       $1.190879          $125,841
    Highest contract charges                      4,508        9.714418            43,792
    Remaining contract charges              322,861,462              --       371,708,676
 2008  Lowest contract charges                  166,462        1.200294           199,803
    Highest contract charges                      3,148        0.989484             3,115
    Remaining contract charges              491,981,705              --       559,742,457
 2007  Lowest contract charges                  119,533        1.185236           141,675
    Highest contract charges                      3,148        0.996396             3,136
    Remaining contract charges              246,423,041              --       271,321,646
 2006  Lowest contract charges                  162,505        1.139019           185,099
    Highest contract charges                      1,953        1.011338             1,975
    Remaining contract charges              153,025,744              --       163,079,244
 2005  Lowest contract charges                  143,674        1.115170           160,191
    Highest contract charges                    698,834        0.959978           670,865
    Remaining contract charges              112,044,334              --       115,995,826
HARTFORD SMALLCAP VALUE HLS FUND
 2009  Lowest contract charges                    1,010        9.568166             9,663
    Highest contract charges                      3,897        9.480604            36,947
    Remaining contract charges                    5,027              --            47,789
 2008  Lowest contract charges                      199        7.573923             1,507
    Highest contract charges                      3,769        7.535915            28,404
    Remaining contract charges                   17,841              --           134,937
HARTFORD SMALL COMPANY HLS FUND
 2009  Lowest contract charges                       98       12.255718             1,199
    Highest contract charges                        485       13.153937             6,382
    Remaining contract charges                3,081,966              --         5,115,408
 2008  Lowest contract charges                   26,782        6.664054           178,476
    Highest contract charges                    195,257        0.889390           173,660
    Remaining contract charges                3,537,407              --         4,031,858
 2007  Lowest contract charges                  644,044        1.999048         1,287,475
    Highest contract charges                    294,643        1.538611           453,341
    Remaining contract charges                4,322,838              --         6,837,403
 2006  Lowest contract charges                1,034,849        1.779188         1,841,188
    Highest contract charges                    332,633        1.384540           460,544
    Remaining contract charges                5,039,557              --         7,149,842
 2005  Lowest contract charges                1,117,590        1.580822         1,766,710
    Highest contract charges                    331,040        1.243780           411,741
    Remaining contract charges                6,180,211              --         7,841,673

                                                            INVESTMENT
                                            EXPENSE           INCOME              TOTAL
SUB-ACCOUNT                                 RATIO*            RATIO**           RETURN***
--------------------------------------  ------------------------------------------------------
HARTFORD MONEY MARKET HLS FUND
 2009  Lowest contract charges                0.85%              0.06%              (0.78)%
    Highest contract charges                  2.74%                --               (2.64)%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                0.84%              1.91%               1.27%
    Highest contract charges                  2.38%              2.06%              (0.69)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                0.87%              4.83%               4.06%
    Highest contract charges                  2.24%              3.80%               2.05%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                0.60%              4.90%               3.82%
    Highest contract charges                  2.56%              4.71%               2.07%
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                0.94%              2.71%               1.87%
    Highest contract charges                  2.50%              2.54%               0.06%
    Remaining contract charges                  --                 --                  --
HARTFORD SMALLCAP VALUE HLS FUND
 2009  Lowest contract charges                1.69%              1.30%              26.12%
    Highest contract charges                  2.19%              0.96%              25.49%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                1.56%             12.22%             (26.72)%
    Highest contract charges                  2.10%              3.40%             (27.01)%
    Remaining contract charges                  --                 --                  --
HARTFORD SMALL COMPANY HLS FUND
 2009  Lowest contract charges                0.02%                --               22.56%
    Highest contract charges                  2.68%              0.01%              25.84%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                1.04%              0.29%             (36.34)%
    Highest contract charges                  2.51%                --              (42.20)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                1.40%                --               12.36%
    Highest contract charges                  2.49%                --               11.13%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                1.40%              0.10%              12.55%
    Highest contract charges                  2.50%              0.11%              11.32%
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                1.40%                --               19.03%
    Highest contract charges                  2.49%                --               17.73%
    Remaining contract charges                  --                 --                  --

-------------------------------------------------------------------------------

                                                              UNIT           CONTRACT
SUB-ACCOUNT                                  UNITS        FAIR VALUE #    OWNERS' EQUITY
-----------------------------------------------------------------------------------------
HARTFORD SMALLCAP GROWTH HLS FUND
 2009  Lowest contract charges                    3,166       $9.314788           $29,489
    Highest contract charges                        667        9.044730             6,034
    Remaining contract charges                   90,651              --           549,714
 2008  Lowest contract charges                    3,181        6.938674            22,070
    Highest contract charges                        284        6.846178             1,944
    Remaining contract charges                   86,481              --           292,617
 2007  Lowest contract charges                   87,574        1.358036           118,929
    Highest contract charges                      5,669        1.320592             7,486
    Remaining contract charges                   18,907              --            25,171
 2006  Lowest contract charges                   98,923        1.406553           139,141
    Highest contract charges                      5,754        1.374628             7,909
    Remaining contract charges                   21,175              --            29,301
 2005  Lowest contract charges                   87,090        1.338187           116,544
    Highest contract charges                        631        1.314363               829
    Remaining contract charges                   19,482              --            25,738
HARTFORD STOCK HLS FUND
 2009  Lowest contract charges                   48,299        8.754833           422,850
    Highest contract charges                    714,365        0.769796           549,916
    Remaining contract charges               14,977,151              --        12,953,567
 2008  Lowest contract charges                   33,393        6.263381           209,153
    Highest contract charges                    958,069        0.559049           535,608
    Remaining contract charges               18,068,574              --        10,916,036
 2007  Lowest contract charges                3,754,373        1.277448         4,796,017
    Highest contract charges                    969,640        1.010530           979,850
    Remaining contract charges               19,603,434              --        20,358,735
 2006  Lowest contract charges                5,155,251        1.226336         6,322,070
    Highest contract charges                  1,118,721        0.980820         1,097,264
    Remaining contract charges               23,415,993              --        23,524,486
 2005  Lowest contract charges                5,450,383        1.087385         5,926,665
    Highest contract charges                  1,136,270        0.879295           999,117
    Remaining contract charges               26,765,950              --        23,984,706

                                                            INVESTMENT
                                            EXPENSE           INCOME              TOTAL
SUB-ACCOUNT                                 RATIO*            RATIO**           RETURN***
--------------------------------------  ------------------------------------------------------
HARTFORD SMALLCAP GROWTH HLS FUND
 2009  Lowest contract charges                0.85%              0.09%              34.24%
    Highest contract charges                  2.45%              0.09%              32.11%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                0.68%              1.91%             (34.82)%
    Highest contract charges                  2.03%              1.08%             (35.52)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                1.40%              0.02%              (3.45)%
    Highest contract charges                  1.89%              0.02%              (3.93)%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                1.40%              0.13%               5.11%
    Highest contract charges                  1.89%              0.16%               4.59%
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                1.39%              0.16%               9.24%
    Highest contract charges                  0.93%                --                8.69%
    Remaining contract charges                  --                 --                  --
HARTFORD STOCK HLS FUND
 2009  Lowest contract charges                1.25%              1.77%              39.78%
    Highest contract charges                  2.50%              1.25%              37.70%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                1.04%              5.35%             (41.13)%
    Highest contract charges                  2.51%              1.89%             (44.68)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                1.40%              0.65%               4.17%
    Highest contract charges                  2.49%              0.70%               3.03%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                1.40%              1.09%              12.78%
    Highest contract charges                  2.50%              1.09%              11.55%
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                1.40%              1.56%               7.83%
    Highest contract charges                  2.49%              1.71%               6.65%
    Remaining contract charges                  --                 --                  --

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                                              UNIT           CONTRACT
SUB-ACCOUNT                                  UNITS        FAIR VALUE #    OWNERS' EQUITY
-----------------------------------------------------------------------------------------
HARTFORD U.S. GOVERNMENT SECURITIES
 HLS FUND
 2009  Lowest contract charges                  179,423       $9.826349        $1,763,077
    Highest contract charges                     14,972        9.612225           143,919
    Remaining contract charges                1,149,802              --         5,560,347
 2008  Lowest contract charges                  120,474        9.624617         1,159,517
    Highest contract charges                      1,406        9.528529            13,394
    Remaining contract charges                1,101,273              --         2,634,595
 2007  Lowest contract charges                  476,692        1.132329           539,772
    Highest contract charges                      2,931        1.101078             3,227
    Remaining contract charges                   67,657              --            75,309
 2006  Lowest contract charges                  547,866        1.102881           604,233
    Highest contract charges                      2,931        1.077824             3,159
    Remaining contract charges                   70,756              --            76,958
 2005  Lowest contract charges                  535,185        1.077947           576,901
    Highest contract charges                        783        1.058738               829
    Remaining contract charges                   70,207              --            74,880
HARTFORD VALUE HLS FUND
 2009  Lowest contract charges                   26,798        8.718814           233,644
    Highest contract charges                        503        8.528526             4,287
    Remaining contract charges                   83,089              --           450,357
 2008  Lowest contract charges                   12,754        7.098480            90,532
    Highest contract charges                         84        7.027403               591
    Remaining contract charges                   47,576              --           132,115
 2007  Lowest contract charges                   91,158        1.429723           130,330
    Highest contract charges                      3,449        1.410824             4,865
    Remaining contract charges                   20,874              --            29,549
 2006  Lowest contract charges                  104,647        1.333769           139,575
    Highest contract charges                      3,452        1.318772             4,553
    Remaining contract charges                   84,589              --           111,866
 2005  Lowest contract charges                  104,208        1.113029           115,986
    Highest contract charges                      3,457        1.102708             3,812
    Remaining contract charges                   81,660              --            90,255

                                                            INVESTMENT
                                            EXPENSE           INCOME              TOTAL
SUB-ACCOUNT                                 RATIO*            RATIO**           RETURN***
--------------------------------------  ------------------------------------------------------
HARTFORD U.S. GOVERNMENT SECURITIES
 HLS FUND
 2009  Lowest contract charges                1.25%              0.03%               2.10%
    Highest contract charges                  2.44%              0.05%               0.88%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                1.01%             16.44%              (1.84)%
    Highest contract charges                  2.04%              6.96%              (2.62)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                1.40%              3.51%               2.67%
    Highest contract charges                  1.86%              3.69%               2.16%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                1.40%              3.23%               2.31%
    Highest contract charges                  1.86%              2.01%               1.80%
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                1.40%              2.50%               0.11%
    Highest contract charges                  0.94%                --                0.61%
    Remaining contract charges                  --                 --                  --
HARTFORD VALUE HLS FUND
 2009  Lowest contract charges                1.25%              2.15%              22.83%
    Highest contract charges                  2.43%              2.56%              21.36%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                1.03%              8.27%             (33.31)%
    Highest contract charges                  2.04%             15.93%             (33.85)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                1.40%              0.92%               7.19%
    Highest contract charges                  1.60%              1.02%               6.98%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                1.40%              0.87%              19.83%
    Highest contract charges                  1.60%              0.87%              19.59%
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                1.39%              2.37%               6.37%
    Highest contract charges                  1.59%              2.01%               6.15%
    Remaining contract charges                  --                 --                  --

-------------------------------------------------------------------------------

                                                              UNIT           CONTRACT
SUB-ACCOUNT                                  UNITS        FAIR VALUE #    OWNERS' EQUITY
-----------------------------------------------------------------------------------------
HARTFORD VALUE OPPORTUNITIES HLS FUND
 2009  Lowest contract charges                    3,780       $9.229406           $34,883
    Highest contract charges                      1,695        9.027861            15,299
    Remaining contract charges                   41,979              --           117,822
 2008  Lowest contract charges                    1,720        6.368473            10,954
    Highest contract charges                      1,250        6.304630             7,883
    Remaining contract charges                   42,950              --            86,808
 2007  Lowest contract charges                  142,934        1.491912           213,245
    Highest contract charges                     22,028        1.450756            31,958
    Remaining contract charges                       --              --                --
 2006  Lowest contract charges                  181,366        1.618630           293,564
    Highest contract charges                     26,119        1.581867            41,316
    Remaining contract charges                       --              --                --
 2005  Lowest contract charges                  124,158        1.382540           171,652
    Highest contract charges                        611        1.357902               830
    Remaining contract charges                       --              --                --
HARTFORD EQUITY INCOME HLS FUND
 2009  Lowest contract charges                    5,691        9.038956            51,444
    Highest contract charges                      2,611       11.653646            30,432
    Remaining contract charges                   63,076              --           355,452
 2008  Lowest contract charges                    1,197        7.747694             9,275
    Highest contract charges                      5,006        7.663732            38,362
    Remaining contract charges                   45,182              --           176,546
 2007  Lowest contract charges                   12,249        1.489076            18,240
    Highest contract charges                     25,142        1.458445            36,669
    Remaining contract charges                    1,658              --             2,447
 2006  Lowest contract charges                   17,507        1.415573            24,782
    Highest contract charges                     21,333        1.393396            29,726
    Remaining contract charges                      283              --               398
 2005  Lowest contract charges                   16,805        1.191368            20,022
    Highest contract charges                        701        1.178576               826
    Remaining contract charges                       --              --                --
AMERICAN FUNDS ASSET ALLOCATION HLS
 FUND
 2009  Lowest contract charges                  373,998        8.850297         3,309,995
    Highest contract charges                     21,613       12.365206           267,243
    Remaining contract charges                  676,810              --         6,112,406
 2008  Lowest contract charges                  209,923        7.250974         1,522,147
    Highest contract charges                        501        7.192825             3,603
    Remaining contract charges                  447,148              --         3,231,054

                                                            INVESTMENT
                                            EXPENSE           INCOME              TOTAL
SUB-ACCOUNT                                 RATIO*            RATIO**           RETURN***
--------------------------------------  ------------------------------------------------------
HARTFORD VALUE OPPORTUNITIES HLS FUND
 2009  Lowest contract charges                1.25%              1.58%              44.92%
    Highest contract charges                  2.45%              1.20%              43.19%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                1.03%              3.63%             (37.09)%
    Highest contract charges                  2.00%             11.13%             (37.59)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                1.40%              0.86%              (7.83)%
    Highest contract charges                  1.89%              0.85%              (8.29)%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                1.40%              1.20%              17.08%
    Highest contract charges                  1.90%              2.10%              16.49%
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                1.39%              1.33%               6.55%
    Highest contract charges                  0.93%                --                6.02%
    Remaining contract charges                  --                 --                  --
HARTFORD EQUITY INCOME HLS FUND
 2009  Lowest contract charges                0.85%              5.92%              16.67%
    Highest contract charges                  0.56%              2.31%              14.53%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                0.70%              8.25%             (27.26)%
    Highest contract charges                  1.74%             14.28%             (27.89)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                1.40%              1.42%               5.19%
    Highest contract charges                  1.89%              1.83%               4.67%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                1.40%              1.60%              18.82%
    Highest contract charges                  1.89%              6.07%              18.23%
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                1.38%              2.91%               3.10%
    Highest contract charges                  0.94%                --                2.59%
    Remaining contract charges                  --                 --                  --
AMERICAN FUNDS ASSET ALLOCATION HLS
 FUND
 2009  Lowest contract charges                1.25%              1.87%              22.06%
    Highest contract charges                  2.67%              1.65%              20.30%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                0.83%                --              (28.01)%
    Highest contract charges                  1.63%                --              (28.59)%
    Remaining contract charges                  --                 --                  --

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                                              UNIT           CONTRACT
SUB-ACCOUNT                                  UNITS        FAIR VALUE #    OWNERS' EQUITY
-----------------------------------------------------------------------------------------
AMERICAN FUNDS BLUE CHIP INCOME AND
 GROWTH HLS FUND
 2009  Lowest contract charges                  148,319       $8.408178        $1,247,092
    Highest contract charges                      8,482       12.851649           109,003
    Remaining contract charges                  448,478              --         3,761,440
 2008  Lowest contract charges                   55,223        6.679716           368,874
    Highest contract charges                      5,552        6.626079            36,786
    Remaining contract charges                  305,824              --         2,034,736
AMERICAN FUNDS BOND HLS FUND
 2009  Lowest contract charges                      515       10.583985             5,448
    Highest contract charges                      7,430       11.301579            83,970
    Remaining contract charges                2,926,891              --        28,783,631
 2008  Lowest contract charges                  616,495        8.904119         5,489,348
    Highest contract charges                      3,625        8.832849            32,022
    Remaining contract charges                  831,753              --         7,381,367
AMERICAN FUNDS GLOBAL BOND HLS FUND
 2009  Lowest contract charges                      558       10.650417             5,941
    Highest contract charges                      1,384       11.367217            15,734
    Remaining contract charges                  449,400              --         4,715,617
 2008  Lowest contract charges                   86,824        9.767251           848,031
    Highest contract charges                      2,576        9.689117            24,958
    Remaining contract charges                  189,928              --         1,848,699
AMERICAN FUNDS GLOBAL GROWTH AND
 INCOME HLS FUND
 2009  Lowest contract charges                       96       12.587813             1,202
    Highest contract charges                      5,129       14.303400            73,363
    Remaining contract charges                1,643,289              --        13,599,033
 2008  Lowest contract charges                  312,976        6.006580         1,879,917
    Highest contract charges                     13,741        5.958336            81,872
    Remaining contract charges                  823,646              --         4,929,443
AMERICAN FUNDS GLOBAL GROWTH HLS FUND
 2009  Lowest contract charges                   99,645        8.892566           886,097
    Highest contract charges                      2,558       14.653651            37,483
    Remaining contract charges                  280,435              --         2,492,420
 2008  Lowest contract charges                   58,352        6.351012           370,593
    Highest contract charges                      1,883        6.300038            11,862
    Remaining contract charges                  203,909              --         1,290,768

                                                            INVESTMENT
                                            EXPENSE           INCOME              TOTAL
SUB-ACCOUNT                                 RATIO*            RATIO**           RETURN***
--------------------------------------  ------------------------------------------------------
AMERICAN FUNDS BLUE CHIP INCOME AND
 GROWTH HLS FUND
 2009  Lowest contract charges                1.25%              1.50%              25.88%
    Highest contract charges                  2.68%              1.09%              24.06%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                0.83%                --              (34.65)%
    Highest contract charges                  1.63%                --              (35.17)%
    Remaining contract charges                  --                 --                  --
AMERICAN FUNDS BOND HLS FUND
 2009  Lowest contract charges                0.08%                --                5.84%
    Highest contract charges                  2.67%              3.29%               9.25%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                0.83%                --              (11.11)%
    Highest contract charges                  1.62%                --              (11.82)%
    Remaining contract charges                  --                 --                  --
AMERICAN FUNDS GLOBAL BOND HLS FUND
 2009  Lowest contract charges                0.08%                --                6.50%
    Highest contract charges                  2.63%                --                6.52%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                0.83%                --               (2.15)%
    Highest contract charges                  1.62%                --               (2.93)%
    Remaining contract charges                  --                 --                  --
AMERICAN FUNDS GLOBAL GROWTH AND
 INCOME HLS FUND
 2009  Lowest contract charges                0.02%                --               25.88%
    Highest contract charges                  2.68%              1.52%              35.66%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                0.83%                --              (40.40)%
    Highest contract charges                  1.64%                --              (40.88)%
    Remaining contract charges                  --                 --                  --
AMERICAN FUNDS GLOBAL GROWTH HLS FUND
 2009  Lowest contract charges                1.25%              1.78%              40.02%
    Highest contract charges                  2.68%              1.38%              38.00%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                0.84%                --              (36.85)%
    Highest contract charges                  1.62%                --              (37.36)%
    Remaining contract charges                  --                 --                  --

-------------------------------------------------------------------------------

                                                              UNIT           CONTRACT
SUB-ACCOUNT                                  UNITS        FAIR VALUE #    OWNERS' EQUITY
-----------------------------------------------------------------------------------------
AMERICAN FUNDS GLOBAL SMALL
 CAPITALIZATION HLS FUND
 2009  Lowest contract charges                  252,103       $8.023928        $2,022,855
    Highest contract charges                      4,736       16.574641            78,498
    Remaining contract charges                  603,860              --         4,928,321
 2008  Lowest contract charges                  127,078        5.053663           642,210
    Highest contract charges                      1,108        5.013031             5,555
    Remaining contract charges                  392,269              --         1,975,038
AMERICAN FUNDS GROWTH HLS FUND
 2009  Lowest contract charges                      194       12.295824             2,389
    Highest contract charges                     23,371       13.971972           326,538
    Remaining contract charges                5,474,847              --        44,154,696
 2008  Lowest contract charges                1,172,167        5.832309         6,836,442
    Highest contract charges                      1,516        5.783494             8,767
    Remaining contract charges                2,128,220              --        12,368,265
AMERICAN FUNDS GROWTH-INCOME HLS FUND
 2009  Lowest contract charges                      137       12.121401             1,665
    Highest contract charges                     12,653       13.082250           165,530
    Remaining contract charges                3,144,845              --        26,285,133
 2008  Lowest contract charges                  593,646        6.447345         3,827,440
    Highest contract charges                     45,595        6.395572           291,606
    Remaining contract charges                1,378,933              --         8,859,137
AMERICAN FUNDS INTERNATIONAL HLS FUND
 2009  Lowest contract charges                1,301,154        8.513844        11,077,819
    Highest contract charges                      8,166       14.939206           121,990
    Remaining contract charges                2,018,694              --        17,287,007
 2008  Lowest contract charges                  765,494        6.039025         4,622,839
    Highest contract charges                     12,261        5.990544            73,447
    Remaining contract charges                1,172,314              --         7,056,034
AMERICAN FUNDS NEW WORLD HLS FUND
 2009  Lowest contract charges                  195,933        8.768621         1,718,060
    Highest contract charges                     11,505       15.218783           175,089
    Remaining contract charges                  633,568              --         5,661,921
 2008  Lowest contract charges                  138,017        5.953164           821,640
    Highest contract charges                      4,004        5.905372            23,642
    Remaining contract charges                  432,342              --         2,564,372

                                                            INVESTMENT
                                            EXPENSE           INCOME              TOTAL
SUB-ACCOUNT                                 RATIO*            RATIO**           RETURN***
--------------------------------------  ------------------------------------------------------
AMERICAN FUNDS GLOBAL SMALL
 CAPITALIZATION HLS FUND
 2009  Lowest contract charges                1.25%              0.07%              58.77%
    Highest contract charges                  2.68%              0.07%              56.49%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                0.83%                --              (49.91)%
    Highest contract charges                  1.64%                --              (50.31)%
    Remaining contract charges                  --                 --                  --
AMERICAN FUNDS GROWTH HLS FUND
 2009  Lowest contract charges                0.01%                --               22.96%
    Highest contract charges                  2.67%              0.90%              35.32%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                0.83%              2.50%             (42.11)%
    Highest contract charges                  1.60%              5.18%             (42.59)%
    Remaining contract charges                  --                 --                  --
AMERICAN FUNDS GROWTH-INCOME HLS FUND
 2009  Lowest contract charges                0.01%                --               21.21%
    Highest contract charges                  2.67%              3.09%              27.37%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                0.83%              3.11%             (36.71)%
    Highest contract charges                  1.63%              3.50%             (37.22)%
    Remaining contract charges                  --                 --                  --
AMERICAN FUNDS INTERNATIONAL HLS FUND
 2009  Lowest contract charges                1.25%              1.60%              40.98%
    Highest contract charges                  2.68%              1.45%              38.95%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                0.83%                --              (39.97)%
    Highest contract charges                  1.63%                --              (40.45)%
    Remaining contract charges                  --                 --                  --
AMERICAN FUNDS NEW WORLD HLS FUND
 2009  Lowest contract charges                1.25%              1.17%              47.29%
    Highest contract charges                  2.68%              0.96%              45.17%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                0.83%                --              (40.78)%
    Highest contract charges                  1.63%                --              (41.25)%
    Remaining contract charges                  --                 --                  --

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                                              UNIT           CONTRACT
SUB-ACCOUNT                                  UNITS        FAIR VALUE #    OWNERS' EQUITY
-----------------------------------------------------------------------------------------
HUNTINGTON VA INCOME EQUITY FUND
 2009  Lowest contract charges                   59,240       $8.156954          $483,221
    Highest contract charges                      3,697       10.165737            37,580
    Remaining contract charges                1,292,820              --         2,139,400
 2008  Lowest contract charges                   23,111        6.791597           156,960
    Highest contract charges                      3,888        8.570547            33,323
    Remaining contract charges                1,174,639              --         1,758,057
 2007  Lowest contract charges                  588,221        1.372128           807,115
    Highest contract charges                      4,986       14.136235            70,485
    Remaining contract charges                  183,580              --         1,561,414
 2006  Lowest contract charges                  172,442        1.377826           237,595
    Highest contract charges                      5,262       14.359121            75,558
    Remaining contract charges                  132,822              --         1,485,875
 2005  Lowest contract charges                   15,565        1.240399            19,306
    Highest contract charges                      5,238       13.076432            68,489
    Remaining contract charges                   97,364              --         1,289,834
HUNTINGTON VA DIVIDEND CAPTURE FUND
 2009  Lowest contract charges                   35,509        8.683354           308,336
    Highest contract charges                      7,290       12.074627            88,018
    Remaining contract charges                2,348,255              --         6,350,584
 2008  Lowest contract charges                   27,009        7.028026           189,818
    Highest contract charges                      7,540        9.895638            74,615
    Remaining contract charges                2,563,023              --         5,755,289
 2007  Lowest contract charges                1,247,927        1.477762         1,844,140
    Highest contract charges                      8,054       14.107888           113,619
    Remaining contract charges                1,047,789              --         6,432,711
 2006  Lowest contract charges                  397,917        1.595687           634,953
    Highest contract charges                      7,096       15.409957           109,346
    Remaining contract charges                  426,795              --         5,079,252
 2005  Lowest contract charges                   76,430        1.387277           106,030
    Highest contract charges                      6,302       13.552210            85,409
    Remaining contract charges                  224,152              --         3,063,959

                                                            INVESTMENT
                                            EXPENSE           INCOME              TOTAL
SUB-ACCOUNT                                 RATIO*            RATIO**           RETURN***
--------------------------------------  ------------------------------------------------------
HUNTINGTON VA INCOME EQUITY FUND
 2009  Lowest contract charges                1.24%                --               20.10%
    Highest contract charges                  2.50%                --               18.61%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                1.02%             13.17%             (35.42)%
    Highest contract charges                  2.51%              5.83%             (39.37)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                1.34%              1.49%              (0.41)%
    Highest contract charges                  2.49%              1.80%              (1.55)%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                1.34%              1.60%              11.08%
    Highest contract charges                  2.50%              1.92%               9.81%
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                1.32%              1.25%               3.40%
    Highest contract charges                  2.49%              1.71%               0.44%
    Remaining contract charges                  --                 --                  --
HUNTINGTON VA DIVIDEND CAPTURE FUND
 2009  Lowest contract charges                1.25%                --               23.55%
    Highest contract charges                  2.50%                --               22.02%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                1.03%             18.64%             (31.59)%
    Highest contract charges                  2.51%             10.83%             (29.86)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                1.34%              2.81%              (7.39)%
    Highest contract charges                  2.49%              3.40%              (8.45)%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                1.35%              2.60%              15.02%
    Highest contract charges                  2.50%              3.32%              13.71%
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                1.29%              2.16%               4.20%
    Highest contract charges                  2.48%              3.20%               1.05%
    Remaining contract charges                  --                 --                  --

-------------------------------------------------------------------------------

                                                              UNIT           CONTRACT
SUB-ACCOUNT                                  UNITS        FAIR VALUE #    OWNERS' EQUITY
-----------------------------------------------------------------------------------------
HUNTINGTON VA GROWTH FUND
 2009  Lowest contract charges                   61,815       $7.759225          $479,633
    Highest contract charges                      2,423        9.455795            22,913
    Remaining contract charges                1,678,048              --         2,017,640
 2008  Lowest contract charges                   24,262        6.775378           164,381
    Highest contract charges                      2,564        8.360654            21,440
    Remaining contract charges                1,512,812              --         1,732,781
 2007  Lowest contract charges                  836,922        1.024222           857,194
    Highest contract charges                      3,586       13.805801            49,502
    Remaining contract charges                  205,720              --         1,180,200
 2006  Lowest contract charges                  134,031        0.905081           121,308
    Highest contract charges                      3,709       12.340854            45,773
    Remaining contract charges                  149,642              --           789,488
 2005  Lowest contract charges                   45,909        0.849930            39,020
    Highest contract charges                      3,679       11.742513            43,202
    Remaining contract charges                   60,173              --           715,534
HUNTINGTON VA MID CORP AMERICA FUND
 2009  Lowest contract charges                   31,721        8.558228           271,478
    Highest contract charges                      3,601       13.905379            50,074
    Remaining contract charges                1,135,800              --         3,892,639
 2008  Lowest contract charges                   17,481        6.455900           112,854
    Highest contract charges                      3,554       10.621312            37,748
    Remaining contract charges                1,148,228              --         3,140,451
 2007  Lowest contract charges                  601,487        1.781308         1,071,433
    Highest contract charges                      3,317       17.804561            59,056
    Remaining contract charges                  421,901              --         4,184,354
 2006  Lowest contract charges                  301,645        1.660206           500,791
    Highest contract charges                      2,796       16.786040            46,928
    Remaining contract charges                  314,083              --         3,245,167
 2005  Lowest contract charges                   54,155        1.569226            84,982
    Highest contract charges                      2,287       16.049710            36,703
    Remaining contract charges                  141,793              --         1,967,504

                                                            INVESTMENT
                                            EXPENSE           INCOME              TOTAL
SUB-ACCOUNT                                 RATIO*            RATIO**           RETURN***
--------------------------------------  ------------------------------------------------------
HUNTINGTON VA GROWTH FUND
 2009  Lowest contract charges                1.24%                --               14.52%
    Highest contract charges                  2.50%                --               13.10%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                1.03%              2.05%             (34.95)%
    Highest contract charges                  2.51%              1.08%             (39.44)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                1.34%              0.29%              13.16%
    Highest contract charges                  2.49%              0.43%              11.87%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                1.35%              0.09%               6.31%
    Highest contract charges                  2.50%              0.42%               5.10%
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                1.47%                --                3.50%
    Highest contract charges                  2.49%              0.49%               1.77%
    Remaining contract charges                  --                 --                  --
HUNTINGTON VA MID CORP AMERICA FUND
 2009  Lowest contract charges                1.25%                --               32.56%
    Highest contract charges                  2.50%                --               30.92%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                1.03%              2.13%             (39.57)%
    Highest contract charges                  2.51%              1.22%             (40.35)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                1.34%              0.48%               7.29%
    Highest contract charges                  2.49%              0.56%               6.07%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                1.35%              0.31%               5.80%
    Highest contract charges                  2.50%              0.37%               4.59%
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                1.25%              0.07%              14.24%
    Highest contract charges                  2.48%              0.11%               9.89%
    Remaining contract charges                  --                 --                  --

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                                              UNIT           CONTRACT
SUB-ACCOUNT                                  UNITS        FAIR VALUE #    OWNERS' EQUITY
-----------------------------------------------------------------------------------------
HUNTINGTON VA NEW ECONOMY FUND
 2009  Lowest contract charges                   68,961       $7.091446          $489,031
    Highest contract charges                      1,646       11.729409            19,306
    Remaining contract charges                1,460,089              --         3,344,210
 2008  Lowest contract charges                   39,953        5.332800           213,059
    Highest contract charges                      1,740        8.931398            15,544
    Remaining contract charges                1,452,247              --         2,586,469
 2007  Lowest contract charges                  828,545        1.904692         1,578,123
    Highest contract charges                      2,389       19.342180            46,207
    Remaining contract charges                  287,317              --         3,484,222
 2006  Lowest contract charges                  370,392        1.716058           635,614
    Highest contract charges                      2,267       17.627960            39,958
    Remaining contract charges                  218,784              --         2,240,094
 2005  Lowest contract charges                   57,877        1.577247            91,287
    Highest contract charges                      2,334       16.389399            38,247
    Remaining contract charges                   95,435              --         1,444,062
HUNTINGTON VA ROTATING MARKETS FUND
 2009  Lowest contract charges                    2,090        8.475971            17,715
    Highest contract charges                      1,851       13.323862            24,663
    Remaining contract charges                  430,612              --         1,400,494
 2008  Lowest contract charges                      344        6.434817             2,212
    Highest contract charges                      1,852       10.242381            18,964
    Remaining contract charges                  444,267              --         1,128,680
 2007  Lowest contract charges                  286,453        1.625080           465,509
    Highest contract charges                      2,461       18.127386            44,618
    Remaining contract charges                  179,794              --         1,667,938
 2006  Lowest contract charges                   84,660        1.509664           127,806
    Highest contract charges                      2,094       17.034600            35,678
    Remaining contract charges                  128,819              --         1,223,580
 2005  Lowest contract charges                    5,423        1.279296             6,938
    Highest contract charges                      1,626       14.602090            23,750
    Remaining contract charges                   68,598              --         1,014,739

                                                            INVESTMENT
                                            EXPENSE           INCOME              TOTAL
SUB-ACCOUNT                                 RATIO*            RATIO**           RETURN***
--------------------------------------  ------------------------------------------------------
HUNTINGTON VA NEW ECONOMY FUND
 2009  Lowest contract charges                1.25%                --               32.98%
    Highest contract charges                  2.50%                --               31.33%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                1.02%              0.51%             (47.93)%
    Highest contract charges                  2.52%              0.84%             (53.82)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                1.34%              0.15%              10.99%
    Highest contract charges                  2.49%              0.17%               9.72%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                1.35%              0.08%               8.80%
    Highest contract charges                  2.50%              0.12%               7.56%
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                1.26%                --               15.94%
    Highest contract charges                  2.49%                --               10.45%
    Remaining contract charges                  --                 --                  --
HUNTINGTON VA ROTATING MARKETS FUND
 2009  Lowest contract charges                1.24%                --               31.72%
    Highest contract charges                  2.50%                --               30.09%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                1.00%              8.52%             (38.68)%
    Highest contract charges                  2.51%              2.56%             (43.50)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                1.34%              0.77%               7.65%
    Highest contract charges                  2.49%              0.82%               6.42%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                1.34%              0.56%              18.01%
    Highest contract charges                  2.50%              0.58%              16.66%
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                1.22%                --               13.36%
    Highest contract charges                  2.48%              0.64%               6.96%
    Remaining contract charges                  --                 --                  --

-------------------------------------------------------------------------------

                                                              UNIT           CONTRACT
SUB-ACCOUNT                                  UNITS        FAIR VALUE #    OWNERS' EQUITY
-----------------------------------------------------------------------------------------
HUNTINGTON VA INTERNATIONAL EQUITY
 FUND
 2009  Lowest contract charges                  101,836       $8.209013          $835,975
    Highest contract charges                      4,777        1.291504             6,169
    Remaining contract charges                1,341,084              --         4,197,618
 2008  Lowest contract charges                   64,663        6.227854           402,714
    Highest contract charges                      3,140        0.992130             3,115
    Remaining contract charges                1,420,451              --         3,199,923
 2007  Lowest contract charges                  101,809       16.198358         1,649,135
    Highest contract charges                      3,144        1.711354             5,381
    Remaining contract charges                1,025,503              --         2,544,723
 2006  Lowest contract charges                   37,900       14.430333           546,914
    Highest contract charges                     82,936        1.553815           128,868
    Remaining contract charges                  229,665              --           465,207
 2005  Lowest contract charges                      685       11.630368             7,971
    Highest contract charges                     15,596        1.263000            19,697
    Remaining contract charges                    5,367              --            21,530
HUNTINGTON VA MACRO 100 FUND
 2009  Lowest contract charges                   25,431        9.122592           231,999
    Highest contract charges                     26,106        0.815654            21,294
    Remaining contract charges                1,181,407              --         1,021,793
 2008  Lowest contract charges                    9,567        7.579899            72,520
    Highest contract charges                     26,111        0.686243            17,918
    Remaining contract charges                1,189,972              --           853,303
 2007  Lowest contract charges                  578,064        1.108493           640,780
    Highest contract charges                     21,412        1.064643            22,796
    Remaining contract charges                  632,429              --           687,868
 2006  Lowest contract charges                  267,069        1.155831           308,687
    Highest contract charges                     17,754        1.122950            19,937
    Remaining contract charges                  505,524              --           574,916
 2005  Lowest contract charges                   37,620        1.092207            41,089
    Highest contract charges                      8,916        1.073412             9,570
    Remaining contract charges                  222,121              --           240,013

                                                            INVESTMENT
                                            EXPENSE           INCOME              TOTAL
SUB-ACCOUNT                                 RATIO*            RATIO**           RETURN***
--------------------------------------  ------------------------------------------------------
HUNTINGTON VA INTERNATIONAL EQUITY
 FUND
 2009  Lowest contract charges                1.25%              0.05%              31.81%
    Highest contract charges                  2.49%              0.06%              30.18%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                1.02%              6.75%             (40.18)%
    Highest contract charges                  2.51%              2.74%             (42.03)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                1.34%              0.01%              12.25%
    Highest contract charges                  2.48%              0.02%              10.97%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                1.34%              2.48%              24.08%
    Highest contract charges                  2.19%              1.80%              23.03%
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                1.22%             14.70%              15.18%
    Highest contract charges                  2.15%              1.08%              14.71%
    Remaining contract charges                  --                 --                  --
HUNTINGTON VA MACRO 100 FUND
 2009  Lowest contract charges                1.24%                --               20.35%
    Highest contract charges                  2.50%                --               18.86%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                1.03%              6.73%             (28.46)%
    Highest contract charges                  2.50%              1.92%             (35.54)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                1.34%              0.39%              (4.10)%
    Highest contract charges                  2.49%              0.40%              (5.19)%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                1.35%              0.07%               5.83%
    Highest contract charges                  2.50%              0.13%               4.62%
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                1.31%              0.16%              14.04%
    Highest contract charges                  2.45%              0.19%               2.55%
    Remaining contract charges                  --                 --                  --

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                                              UNIT           CONTRACT
SUB-ACCOUNT                                  UNITS        FAIR VALUE #    OWNERS' EQUITY
-----------------------------------------------------------------------------------------
HUNTINGTON VA MORTGAGE SECURITIES FUND
 2009  Lowest contract charges                   71,543      $10.382301          $742,781
    Highest contract charges                      1,236        1.097941             1,357
    Remaining contract charges                  771,587              --         2,286,021
 2008  Lowest contract charges                   40,289        9.968448           401,616
    Highest contract charges                      1,238        1.067436             1,322
    Remaining contract charges                  774,923              --         2,091,082
 2007  Lowest contract charges                   90,663       10.719929           971,899
    Highest contract charges                      1,240        1.071435             1,328
    Remaining contract charges                  587,371              --           815,707
 2006  Lowest contract charges                   27,961       10.454920           292,340
    Highest contract charges                     46,821        1.065020            49,865
    Remaining contract charges                  220,785              --           311,976
 2005  Lowest contract charges                    1,548       10.007438            15,493
    Highest contract charges                      7,302        1.030448             7,525
    Remaining contract charges                    5,651              --             5,852
HUNTINGTON VA SITUS FUND
 2009  Lowest contract charges                   59,005        8.628205           509,108
    Highest contract charges                     18,576        1.058154            19,657
    Remaining contract charges                4,195,982              --         4,691,126
 2008  Lowest contract charges                   37,689        6.571252           247,660
    Highest contract charges                     16,877        0.816019            13,772
    Remaining contract charges                4,335,671              --         3,666,637
 2007  Lowest contract charges                  867,456        1.482212         1,285,753
    Highest contract charges                     14,542        1.423618            20,703
    Remaining contract charges                3,052,677              --         4,437,061
 2006  Lowest contract charges                  426,891        1.348911           575,837
    Highest contract charges                      7,995        1.310568            10,478
    Remaining contract charges                1,898,640              --         2,521,605
 2005  Lowest contract charges                   40,251        1.304158            52,493
    Highest contract charges                      2,500        1.281741             3,204
    Remaining contract charges                  778,086              --         1,003,374
LORD ABBETT AMERICA'S VALUE PORTFOLIO
 2009  Lowest contract charges                       35        9.674588               340
    Highest contract charges                      6,084        9.447071            57,477
    Remaining contract charges                  156,957              --         1,499,199
 2008  Lowest contract charges                    4,295        7.906371            33,958
    Highest contract charges                        620        7.801894             4,838
    Remaining contract charges                   81,177              --           638,132
LORD ABBETT BOND-DEBENTURE PORTFOLIO
 2009  Lowest contract charges                      328       10.872900             3,570
    Highest contract charges                      1,825       13.728566            25,049
    Remaining contract charges                1,207,521              --        13,311,804
 2008  Lowest contract charges                    2,063        8.373519            17,275
    Highest contract charges                      6,312        8.262872            52,157
    Remaining contract charges                  691,617              --         5,755,430

                                                            INVESTMENT
                                            EXPENSE           INCOME              TOTAL
SUB-ACCOUNT                                 RATIO*            RATIO**           RETURN***
--------------------------------------  ------------------------------------------------------
HUNTINGTON VA MORTGAGE SECURITIES FUND
 2009  Lowest contract charges                1.25%                --                4.15%
    Highest contract charges                  2.48%                --                2.86%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                1.03%             12.13%              (1.40)%
    Highest contract charges                  2.49%              8.15%              (0.37)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                1.34%              1.63%               2.54%
    Highest contract charges                  2.48%              2.84%               1.36%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                1.35%              0.26%               4.47%
    Highest contract charges                  2.18%                --                3.59%
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                1.08%                --                0.27%
    Highest contract charges                  2.02%                --                0.61%
    Remaining contract charges                  --                 --                  --
HUNTINGTON VA SITUS FUND
 2009  Lowest contract charges                1.25%                --               31.30%
    Highest contract charges                  2.50%                --               29.67%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                1.02%              0.86%             (37.24)%
    Highest contract charges                  2.51%              0.24%             (42.68)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                1.34%              0.43%               9.88%
    Highest contract charges                  2.48%              0.39%               8.63%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                1.34%              0.12%               3.43%
    Highest contract charges                  2.50%              0.09%               2.25%
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                1.26%                --               20.04%
    Highest contract charges                  2.45%              0.01%              14.29%
    Remaining contract charges                  --                 --                  --
LORD ABBETT AMERICA'S VALUE PORTFOLIO
 2009  Lowest contract charges                0.87%              0.21%              22.36%
    Highest contract charges                  2.15%              3.57%              20.79%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                0.70%             11.02%             (23.83)%
    Highest contract charges                  2.01%             19.21%             (24.64)%
    Remaining contract charges                  --                 --                  --
LORD ABBETT BOND-DEBENTURE PORTFOLIO
 2009  Lowest contract charges                0.01%              5.84%               8.73%
    Highest contract charges                  2.67%             16.26%              30.74%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                0.70%             16.56%             (18.69)%
    Highest contract charges                  2.02%             18.22%             (19.56)%
    Remaining contract charges                  --                 --                  --

-------------------------------------------------------------------------------

                                                              UNIT           CONTRACT
SUB-ACCOUNT                                  UNITS        FAIR VALUE #    OWNERS' EQUITY
-----------------------------------------------------------------------------------------
LORD ABBETT GROWTH AND INCOME
 PORTFOLIO
 2009  Lowest contract charges                  107,122       $8.121819          $870,022
    Highest contract charges                        292        7.945292             2,317
    Remaining contract charges                  224,339              --         1,805,794
 2008  Lowest contract charges                   87,029        6.916778           601,960
    Highest contract charges                        273        6.848122             1,868
    Remaining contract charges                  168,054              --         1,157,654
MFS(R) CORE EQUITY SERIES
 2009  Lowest contract charges                      229        9.044579             2,074
    Highest contract charges                      1,680       13.359088            22,441
    Remaining contract charges                  985,861              --         7,177,720
 2008  Lowest contract charges                      230        6.894720             1,587
    Highest contract charges                      2,006        4.353958             8,735
    Remaining contract charges                1,122,681              --         6,287,350
 2007  Lowest contract charges                      231       11.440100             2,640
    Highest contract charges                      1,687        7.337532            12,377
    Remaining contract charges                1,326,505              --        12,493,279
 2006  Lowest contract charges                      232       10.390804             2,404
    Highest contract charges                      2,005        6.768617            13,569
    Remaining contract charges                1,670,080              --        14,329,489
 2005  Lowest contract charges                      232        9.217904             2,138
    Highest contract charges                      3,157        6.098386            19,251
    Remaining contract charges                1,958,914              --        15,047,096
MFS(R) GROWTH SERIES
 2009  Lowest contract charges                    3,083        8.914161            27,479
    Highest contract charges                      4,782        5.254606            25,125
    Remaining contract charges                2,531,635              --        18,174,273
 2008  Lowest contract charges                      451        6.530042             2,943
    Highest contract charges                      5,190        3.915227            20,321
    Remaining contract charges                2,284,240              --        12,148,972
 2007  Lowest contract charges                      454       10.523433             4,777
    Highest contract charges                      5,192        6.418030            33,321
    Remaining contract charges                2,651,797              --        22,797,952
 2006  Lowest contract charges                   98,320        8.678651           853,284
    Highest contract charges                      5,111        5.433347            27,768
    Remaining contract charges                2,290,946              --        17,105,942
 2005  Lowest contract charges                   77,507        8.153094           631,920
    Highest contract charges                      3,879        5.165968            20,039
    Remaining contract charges                2,416,051              --        17,405,243

                                                            INVESTMENT
                                            EXPENSE           INCOME              TOTAL
SUB-ACCOUNT                                 RATIO*            RATIO**           RETURN***
--------------------------------------  ------------------------------------------------------
LORD ABBETT GROWTH AND INCOME
 PORTFOLIO
 2009  Lowest contract charges                1.25%              1.00%              17.42%
    Highest contract charges                  2.45%              1.05%              16.02%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                1.03%              6.01%             (34.34)%
    Highest contract charges                  2.02%              7.42%             (34.86)%
    Remaining contract charges                  --                 --                  --
MFS(R) CORE EQUITY SERIES
 2009  Lowest contract charges                0.97%              1.67%              31.18%
    Highest contract charges                  2.67%                --               28.91%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                0.95%              0.78%             (39.73)%
    Highest contract charges                  2.50%              0.78%             (40.66)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                0.94%              0.34%              10.10%
    Highest contract charges                  2.49%              0.34%               8.41%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                0.98%              0.44%              12.72%
    Highest contract charges                  2.50%              0.51%              10.99%
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                0.98%              0.74%               0.72%
    Highest contract charges                  2.49%              0.74%               0.83%
    Remaining contract charges                  --                 --                  --
MFS(R) GROWTH SERIES
 2009  Lowest contract charges                0.85%              0.17%              36.51%
    Highest contract charges                  2.55%              0.30%              34.21%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                0.85%              0.23%             (37.95)%
    Highest contract charges                  2.56%              0.23%             (39.00)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                0.86%                --               20.15%
    Highest contract charges                  2.54%                --               18.12%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                1.35%                --                6.45%
    Highest contract charges                  2.55%                --                5.18%
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                1.34%                --                7.73%
    Highest contract charges                  2.52%                --                6.44%
    Remaining contract charges                  --                 --                  --

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                                              UNIT           CONTRACT
SUB-ACCOUNT                                  UNITS        FAIR VALUE #    OWNERS' EQUITY
-----------------------------------------------------------------------------------------
MFS(R) GLOBAL EQUITY SERIES
 2009  Lowest contract charges                    3,681      $15.418702           $56,749
    Highest contract charges                      7,847       11.878862            93,209
    Remaining contract charges                  515,574              --         6,894,004
 2008  Lowest contract charges                    3,963       11.782035            46,690
    Highest contract charges                      7,008        9.228134            64,672
    Remaining contract charges                  739,161              --         7,600,391
 2007  Lowest contract charges                    3,633       17.942006            65,182
    Highest contract charges                      9,662       14.287162           138,037
    Remaining contract charges                  658,987              --        10,506,039
 2006  Lowest contract charges                   34,570       16.420004           567,659
    Highest contract charges                      4,954       13.415376            66,463
    Remaining contract charges                  687,118              --        10,099,529
 2005  Lowest contract charges                   18,887       13.377978           252,672
    Highest contract charges                      4,223       11.056369            46,694
    Remaining contract charges                  650,175              --         7,844,416
MFS(R) HIGH INCOME SERIES
 2009  Lowest contract charges                    3,298       13.841030            45,651
    Highest contract charges                      1,733       15.100408            26,172
    Remaining contract charges                6,285,302              --        80,098,794
 2008  Lowest contract charges                    1,401        9.590820            13,439
    Highest contract charges                        437        8.508150             3,716
    Remaining contract charges                5,703,823              --        50,836,045
 2007  Lowest contract charges                    1,073       13.526642            14,511
    Highest contract charges                        396       12.205674             4,836
    Remaining contract charges                6,374,390              --        80,860,267
 2006  Lowest contract charges                      507       13.404996             6,793
    Highest contract charges                        349       12.303290             4,295
    Remaining contract charges                6,477,357              --        82,012,390
 2005  Lowest contract charges                    1,790       12.450166            22,292
    Highest contract charges                        349       11.434854             3,993
    Remaining contract charges                6,857,178              --        79,955,561

                                                            INVESTMENT
                                            EXPENSE           INCOME              TOTAL
SUB-ACCOUNT                                 RATIO*            RATIO**           RETURN***
--------------------------------------  ------------------------------------------------------
MFS(R) GLOBAL EQUITY SERIES
 2009  Lowest contract charges                0.85%              2.24%              30.87%
    Highest contract charges                  2.50%              2.19%              28.72%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                0.85%              1.18%             (34.33)%
    Highest contract charges                  2.51%              1.17%             (35.41)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                0.84%                --                8.27%
    Highest contract charges                  2.49%              2.02%               6.50%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                1.35%              0.51%              22.74%
    Highest contract charges                  2.50%              0.49%              21.34%
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                1.34%              0.22%               6.23%
    Highest contract charges                  2.48%              0.28%               5.02%
    Remaining contract charges                  --                 --                  --
MFS(R) HIGH INCOME SERIES
 2009  Lowest contract charges                0.85%              3.20%              43.85%
    Highest contract charges                  0.28%                --               41.22%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                0.85%              7.65%             (29.10)%
    Highest contract charges                  2.62%              5.23%             (30.29)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                0.85%              7.12%               0.91%
    Highest contract charges                  2.54%              6.58%              (0.79)%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                0.85%                --                9.44%
    Highest contract charges                  2.55%              7.79%               7.60%
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                0.95%              9.04%               1.19%
    Highest contract charges                  2.45%                --                0.42%
    Remaining contract charges                  --                 --                  --

-------------------------------------------------------------------------------

                                                              UNIT           CONTRACT
SUB-ACCOUNT                                  UNITS        FAIR VALUE #    OWNERS' EQUITY
-----------------------------------------------------------------------------------------
MFS(R) INVESTORS GROWTH STOCK SERIES
 2009  Lowest contract charges                       52       $8.535636              $447
    Highest contract charges                        798        5.861113             4,677
    Remaining contract charges                2,123,461              --        15,166,220
 2008  Lowest contract charges                       53        6.184005               329
    Highest contract charges                        799        4.308344             3,440
    Remaining contract charges                2,424,330              --        12,661,320
 2007  Lowest contract charges                       54        9.904658               535
    Highest contract charges                        799        7.001540             5,591
    Remaining contract charges                2,875,698              --        24,195,138
 2006  Lowest contract charges                       54        8.992777               492
    Highest contract charges                        799        6.449766             5,150
    Remaining contract charges                3,406,699              --        26,100,112
 2005  Lowest contract charges                       55        8.451965               468
    Highest contract charges                     28,943        6.156607           178,189
    Remaining contract charges                4,015,498              --        28,897,793
MFS(R) INVESTORS TRUST SERIES
 2009  Lowest contract charges                    1,697       10.254324            17,403
    Highest contract charges                        684       12.621503             8,629
    Remaining contract charges               15,502,321              --       135,254,635
 2008  Lowest contract charges                    1,780        8.149753            14,506
    Highest contract charges                      5,497        6.595768            36,254
    Remaining contract charges               16,650,689              --       116,403,347
 2007  Lowest contract charges                2,803,203       12.109375        33,945,037
    Highest contract charges                      3,178       10.111297            32,131
    Remaining contract charges               14,207,504              --       146,599,269
 2006  Lowest contract charges                1,872,392       11.127182        20,834,429
    Highest contract charges                        221        9.403315             2,080
    Remaining contract charges               13,321,398              --       126,960,587
 2005  Lowest contract charges                1,019,422        9.981433        10,175,294
    Highest contract charges                    114,688        8.545435           980,060
    Remaining contract charges               11,000,648              --        94,594,486

                                                            INVESTMENT
                                            EXPENSE           INCOME              TOTAL
SUB-ACCOUNT                                 RATIO*            RATIO**           RETURN***
--------------------------------------  ------------------------------------------------------
MFS(R) INVESTORS GROWTH STOCK SERIES
 2009  Lowest contract charges                1.02%              0.72%              38.03%
    Highest contract charges                  2.55%              0.72%              36.04%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                0.97%              0.58%             (37.57)%
    Highest contract charges                  2.56%              0.58%             (38.47)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                0.91%              0.32%              10.14%
    Highest contract charges                  2.54%              0.32%               8.56%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                0.99%                --                6.40%
    Highest contract charges                  2.54%                --                4.87%
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                1.00%              0.35%               3.35%
    Highest contract charges                  2.49%              0.31%               1.91%
    Remaining contract charges                  --                 --                  --
MFS(R) INVESTORS TRUST SERIES
 2009  Lowest contract charges                0.85%              1.66%              25.82%
    Highest contract charges                  0.43%                --               23.52%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                0.85%                --              (33.65)%
    Highest contract charges                  2.55%              0.65%             (34.77)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                1.34%              0.75%               8.83%
    Highest contract charges                  2.40%              0.41%               7.53%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                1.35%              0.43%              11.48%
    Highest contract charges                  2.55%              0.60%              10.15%
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                1.34%              0.47%               5.88%
    Highest contract charges                  2.48%              0.36%               4.66%
    Remaining contract charges                  --                 --                  --

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                                              UNIT           CONTRACT
SUB-ACCOUNT                                  UNITS        FAIR VALUE #    OWNERS' EQUITY
-----------------------------------------------------------------------------------------
MFS(R) MID CAP GROWTH SERIES
 2009  Lowest contract charges                   13,590       $4.545716           $61,775
    Highest contract charges                        341       14.065549             4,792
    Remaining contract charges                5,577,752              --        24,336,427
 2008  Lowest contract charges                    1,226        3.233557             3,963
    Highest contract charges                        635        3.136146             1,991
    Remaining contract charges                5,645,219              --        17,675,717
 2007  Lowest contract charges                      287        6.732442             1,930
    Highest contract charges                        635        6.642002             4,216
    Remaining contract charges                6,100,318              --        40,095,941
 2006  Lowest contract charges                      886        6.195864             5,496
    Highest contract charges                      1,293        6.204074             8,022
    Remaining contract charges                6,816,701              --        41,543,314
 2005  Lowest contract charges                      277        6.172433             1,709
    Highest contract charges                    118,933        6.212611           738,885
    Remaining contract charges                7,286,345              --        44,086,442
MFS(R) NEW DISCOVERY SERIES
 2009  Lowest contract charges                    1,519       15.211050            23,107
    Highest contract charges                      1,946        8.222464            16,002
    Remaining contract charges                7,294,776              --        80,555,430
 2008  Lowest contract charges                      978        9.400994             9,194
    Highest contract charges                        593        5.168903             3,066
    Remaining contract charges                8,466,239              --        58,707,998
 2007  Lowest contract charges                      984       15.627695            15,382
    Highest contract charges                        644        8.740299             5,628
    Remaining contract charges                9,042,411              --       105,026,544
 2006  Lowest contract charges                      184       15.374161             2,840
    Highest contract charges                        544        8.745989             4,758
    Remaining contract charges                8,454,991              --        96,607,693
 2005  Lowest contract charges                    3,567       13.920832            49,658
    Highest contract charges                        136        7.924706             1,077
    Remaining contract charges                6,826,612              --        69,770,928

                                                            INVESTMENT
                                            EXPENSE           INCOME              TOTAL
SUB-ACCOUNT                                 RATIO*            RATIO**           RETURN***
--------------------------------------  ------------------------------------------------------
MFS(R) MID CAP GROWTH SERIES
 2009  Lowest contract charges                0.85%              0.33%              40.58%
    Highest contract charges                  2.69%                --               38.00%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                0.86%                --              (51.97)%
    Highest contract charges                  2.56%                --              (52.78)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                0.86%                --                8.89%
    Highest contract charges                  2.55%              0.13%               7.06%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                1.13%                --                1.37%
    Highest contract charges                  2.54%                --               (0.04)%
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                0.98%                --                2.13%
    Highest contract charges                  2.47%                --                0.56%
    Remaining contract charges                  --                 --                  --
MFS(R) NEW DISCOVERY SERIES
 2009  Lowest contract charges                0.85%                --               61.80%
    Highest contract charges                  2.55%                --               59.08%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                0.85%                --              (39.84)%
    Highest contract charges                  2.56%                --              (40.86)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                0.84%                --                1.65%
    Highest contract charges                  2.54%                --               (0.07)%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                0.87%                --               12.26%
    Highest contract charges                  2.55%                --               10.36%
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                0.95%                --                4.25%
    Highest contract charges                  2.54%                --                2.60%
    Remaining contract charges                  --                 --                  --

-------------------------------------------------------------------------------

                                                   UNIT         CONTRACT
SUB-ACCOUNT                         UNITS      FAIR VALUE #  OWNERS' EQUITY
----------------------------------------------------------------------------
MFS(R) TOTAL RETURN SERIES
 2009  Lowest contract charges         33,349   $14.627193          $487,800
    Highest contract charges            6,108    11.827007            72,241
    Remaining contract charges     31,941,293           --       404,172,762
 2008  Lowest contract charges         36,873    12.498652           460,866
    Highest contract charges            2,263    10.592590            23,972
    Remaining contract charges     34,750,124           --       380,445,795
 2007  Lowest contract charges         22,048    16.188154           356,908
    Highest contract charges            2,549    13.955001            35,565
    Remaining contract charges     38,008,202           --       544,387,008
 2006  Lowest contract charges          9,242    15.666027           144,750
    Highest contract charges            2,532    13.736415            34,777
    Remaining contract charges     33,818,630           --       469,905,418
 2005  Lowest contract charges          1,925    14.120252            27,181
    Highest contract charges          296,300    12.605897         3,735,130
    Remaining contract charges     27,862,055           --       350,520,528
MFS(R) VALUE SERIES
 2009  Lowest contract charges          6,686    15.328597           102,486
    Highest contract charges            3,062    12.374329            37,895
    Remaining contract charges      6,759,065           --        88,005,943
 2008  Lowest contract charges          4,323    12.597874            54,460
    Highest contract charges            1,954    11.556828            22,577
    Remaining contract charges      5,861,241           --        66,397,370
 2007  Lowest contract charges          4,611    18.846102            86,898
    Highest contract charges            1,506    17.585857            26,482
    Remaining contract charges      4,214,215           --        76,690,143
 2006  Lowest contract charges          1,146    17.614057            20,192
    Highest contract charges              468    16.717946             7,818
    Remaining contract charges      2,959,469           --        50,725,511
 2005  Lowest contract charges            230    14.700660             3,380
    Highest contract charges           70,042    14.206107           995,022
    Remaining contract charges      1,526,354           --        22,051,129

                                                     INVESTMENT
                                     EXPENSE           INCOME            TOTAL
SUB-ACCOUNT                          RATIO*           RATIO**          RETURN***
-------------------------------  ---------------------------------------------------
MFS(R) TOTAL RETURN SERIES
 2009  Lowest contract charges         0.85%             3.75%            17.03%
    Highest contract charges           2.66%               --             14.89%
    Remaining contract charges           --                --                --
 2008  Lowest contract charges         0.85%             2.72%           (22.79)%
    Highest contract charges           2.56%             3.11%           (24.10)%
    Remaining contract charges           --                --                --
 2007  Lowest contract charges         0.84%             2.17%             3.33%
    Highest contract charges           2.54%             2.51%             1.59%
    Remaining contract charges           --                --                --
 2006  Lowest contract charges         0.84%             1.63%            10.95%
    Highest contract charges           2.54%             0.57%             9.08%
    Remaining contract charges           --                --                --
 2005  Lowest contract charges         0.83%               --              3.75%
    Highest contract charges           2.48%             1.43%             0.28%
    Remaining contract charges           --                --                --
MFS(R) VALUE SERIES
 2009  Lowest contract charges         0.85%             1.03%            21.68%
    Highest contract charges           2.68%             0.76%            19.19%
    Remaining contract charges           --                --                --
 2008  Lowest contract charges         0.85%             1.77%           (33.15)%
    Highest contract charges           2.55%             1.25%           (34.28)%
    Remaining contract charges           --                --                --
 2007  Lowest contract charges         0.84%             0.77%             7.00%
    Highest contract charges           2.50%             0.84%             5.19%
    Remaining contract charges           --                --                --
 2006  Lowest contract charges         0.85%             1.00%            19.82%
    Highest contract charges           2.57%               --             17.80%
    Remaining contract charges           --                --                --
 2005  Lowest contract charges         0.85%               --              6.68%
    Highest contract charges           2.48%             0.62%             4.03%
    Remaining contract charges           --                --                --

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                                   UNIT         CONTRACT
SUB-ACCOUNT                         UNITS      FAIR VALUE #  OWNERS' EQUITY
----------------------------------------------------------------------------
MFS(R) RESEARCH BOND SERIES
 2009  Lowest contract charges          6,192   $11.982110           $74,196
    Highest contract charges              201    11.593479             2,331
    Remaining contract charges      5,535,651           --        63,319,277
 2008  Lowest contract charges            894    10.403409             9,305
    Highest contract charges            2,704     9.750337            26,367
    Remaining contract charges      4,206,556           --        42,216,750
 2007  Lowest contract charges          1,564    10.656122            16,667
    Highest contract charges            2,030    10.244550            20,801
    Remaining contract charges      2,739,450           --        28,686,847
 2006  Lowest contract charges          2,071    10.344135            21,411
    Highest contract charges              372    10.084786             3,747
    Remaining contract charges      1,086,634           --        11,104,207
 2005  Lowest contract charges          1,142    10.056830            11,486
    Highest contract charges              372     9.942911             3,698
    Remaining contract charges        256,785           --         2,568,470
MFS(R) RESEARCH INTERNATIONAL
 SERIES
 2009  Lowest contract charges          2,173    12.412738            26,975
    Highest contract charges              245    13.723028             3,357
    Remaining contract charges      2,052,741           --        24,462,334
 2008  Lowest contract charges          3,962     9.566686            37,904
    Highest contract charges            1,866     8.987191            16,768
    Remaining contract charges      2,267,514           --        21,007,016
 2007  Lowest contract charges          3,508    16.749135            58,758
    Highest contract charges              839    16.005105            13,426
    Remaining contract charges      1,234,949           --        20,184,916
 2006  Lowest contract charges         57,081    14.847352           847,466
    Highest contract charges            7,176    14.564440           104,514
    Remaining contract charges        435,505           --         6,404,209
 2005  Lowest contract charges          3,179    11.985466            38,100
    Highest contract charges            1,814    11.893036            21,579
    Remaining contract charges         66,857           --           797,595

                                                     INVESTMENT
                                     EXPENSE           INCOME            TOTAL
SUB-ACCOUNT                          RATIO*           RATIO**          RETURN***
-------------------------------  ---------------------------------------------------
MFS(R) RESEARCH BOND SERIES
 2009  Lowest contract charges         0.85%             2.04%            15.18%
    Highest contract charges             --                --             12.83%
    Remaining contract charges           --                --                --
 2008  Lowest contract charges         0.86%               --             (3.19)%
    Highest contract charges           2.55%             2.51%            (4.82)%
    Remaining contract charges           --                --                --
 2007  Lowest contract charges         1.15%             3.55%             3.02%
    Highest contract charges           2.46%             2.44%             1.58%
    Remaining contract charges           --                --                --
 2006  Lowest contract charges         1.15%             4.16%             2.86%
    Highest contract charges           2.55%             4.18%             1.43%
    Remaining contract charges           --                --                --
 2005  Lowest contract charges         1.04%               --              0.71%
    Highest contract charges           2.47%               --              0.22%
    Remaining contract charges           --                --                --
MFS(R) RESEARCH INTERNATIONAL
 SERIES
 2009  Lowest contract charges         0.85%             1.84%            29.75%
    Highest contract charges           0.43%               --             27.37%
    Remaining contract charges           --                --                --
 2008  Lowest contract charges         0.85%             0.83%           (42.88)%
    Highest contract charges           2.55%             0.56%           (43.85)%
    Remaining contract charges           --                --                --
 2007  Lowest contract charges         0.84%               --             11.87%
    Highest contract charges           2.23%               --              9.98%
    Remaining contract charges           --                --                --
 2006  Lowest contract charges         1.35%             2.08%            23.88%
    Highest contract charges           2.50%             1.44%            22.46%
    Remaining contract charges           --                --                --
 2005  Lowest contract charges         1.31%             3.07%            19.63%
    Highest contract charges           2.41%             4.40%            18.72%
    Remaining contract charges           --                --                --

-------------------------------------------------------------------------------

                                                   UNIT         CONTRACT
SUB-ACCOUNT                         UNITS      FAIR VALUE #  OWNERS' EQUITY
----------------------------------------------------------------------------
MFS(R) RESEARCH SERIES
 2009  Lowest contract charges          9,219   $10.753312           $99,133
    Highest contract charges            6,884     9.927811            68,338
    Remaining contract charges        489,051           --         5,017,840
 2008  Lowest contract charges         12,056     8.307570           100,158
    Highest contract charges            7,958     7.797435            62,054
    Remaining contract charges        257,811           --         2,062,212
 2007  Lowest contract charges          9,121    13.109180           119,573
    Highest contract charges            6,540    12.509501            81,813
    Remaining contract charges        278,359           --         3,549,498
 2006  Lowest contract charges          1,347    11.678964            15,712
    Highest contract charges            3,642    11.330079            41,259
    Remaining contract charges        125,414           --         1,438,798
 2005  Lowest contract charges          4,416    10.617084            46,890
    Highest contract charges            2,363    10.515260            24,850
    Remaining contract charges         69,469           --           734,015
BLACKROCK GLOBAL GROWTH V.I.
 FUND
 2009  Lowest contract charges            493    13.663124             6,735
    Highest contract charges            1,485    13.242298            19,667
    Remaining contract charges             --           --                --
 2008  Lowest contract charges            570    10.466966             5,961
    Highest contract charges            1,485    10.185255            15,127
    Remaining contract charges          1,064           --            10,872
 2007  Lowest contract charges            834    19.680286            16,421
    Highest contract charges           15,055    19.227626           289,471
    Remaining contract charges          1,064           --            20,512
 2006  Lowest contract charges            936    14.616321            13,674
    Highest contract charges           15,055    14.337316           215,848
    Remaining contract charges          1,064           --            15,288
 2005  Lowest contract charges          1,025     9.430327             9,663
    Highest contract charges           15,823    11.994124           189,785
    Remaining contract charges          1,064           --            12,783

                                                     INVESTMENT
                                     EXPENSE           INCOME            TOTAL
SUB-ACCOUNT                          RATIO*           RATIO**          RETURN***
-------------------------------  ---------------------------------------------------
MFS(R) RESEARCH SERIES
 2009  Lowest contract charges         0.85%             1.47%            29.44%
    Highest contract charges           2.50%             1.50%            27.32%
    Remaining contract charges           --                --                --
 2008  Lowest contract charges         0.85%             0.63%           (36.63)%
    Highest contract charges           2.51%             0.52%           (37.67)%
    Remaining contract charges           --                --                --
 2007  Lowest contract charges         0.84%             0.22%            12.25%
    Highest contract charges           2.49%             0.66%            10.41%
    Remaining contract charges           --                --                --
 2006  Lowest contract charges         0.85%               --              9.54%
    Highest contract charges           2.50%             0.52%             7.75%
    Remaining contract charges           --                --                --
 2005  Lowest contract charges         1.33%               --             12.08%
    Highest contract charges           2.44%               --             11.23%
    Remaining contract charges           --                --                --
BLACKROCK GLOBAL GROWTH V.I.
 FUND
 2009  Lowest contract charges         1.65%             0.16%            30.54%
    Highest contract charges           2.05%             0.16%            30.01%
    Remaining contract charges           --                --                --
 2008  Lowest contract charges         1.66%             0.34%           (46.82)%
    Highest contract charges           2.06%             0.05%           (47.03)%
    Remaining contract charges           --                --                --
 2007  Lowest contract charges         1.65%             1.03%            34.65%
    Highest contract charges           2.04%             1.09%            34.11%
    Remaining contract charges           --                --                --
 2006  Lowest contract charges         1.63%             1.58%            20.02%
    Highest contract charges           2.05%             0.96%            19.54%
    Remaining contract charges           --                --                --
 2005  Lowest contract charges         1.74%             1.25%            13.07%
    Highest contract charges           2.04%             1.25%            12.73%
    Remaining contract charges           --                --                --

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                                   UNIT         CONTRACT
SUB-ACCOUNT                         UNITS      FAIR VALUE #  OWNERS' EQUITY
----------------------------------------------------------------------------
BLACKROCK LARGE CAP GROWTH V.I.
 FUND
 2009  Lowest contract charges          1,448    $9.379470           $13,580
    Highest contract charges           20,965     9.025173           189,210
    Remaining contract charges         33,751           --           278,994
 2008  Lowest contract charges            386     6.265303             2,416
    Highest contract charges           21,304     7.308137           155,695
    Remaining contract charges         46,213           --           317,638
 2007  Lowest contract charges          1,621    12.955864            20,997
    Highest contract charges            3,416    12.591905            43,018
    Remaining contract charges         66,334           --           800,943
 2006  Lowest contract charges          2,283    10.024557            22,882
    Highest contract charges           26,968    11.920245           321,464
    Remaining contract charges         53,939           --           603,388
 2005  Lowest contract charges          2,283     9.482120            21,644
    Highest contract charges           52,952    11.348752           600,939
    Remaining contract charges         73,889           --           800,988
VAN KAMPEN -- UIF INTERNATIONAL
 GROWTH EQUITY PORTFOLIO
 2009  Lowest contract charges            654     9.018177             5,895
    Highest contract charges            2,779     8.908163            24,755
    Remaining contract charges             --           --                --
 2008  Lowest contract charges            656     6.694338             4,392
    Highest contract charges            2,778     6.635832            18,436
    Remaining contract charges             --           --                --
 2007  Lowest contract charges            713    13.181607             9,396
    Highest contract charges            1,495    13.082745            19,562
    Remaining contract charges          2,617           --            34,321
VAN KAMPEN -- UIF MID CAP
 GROWTH PORTFOLIO
 2009  Lowest contract charges          9,702     9.155877            88,830
    Highest contract charges              139    15.743768             2,194
    Remaining contract charges        201,942           --         1,832,216
 2008  Lowest contract charges          7,501     5.867795            44,013
    Highest contract charges            1,207     5.790212             6,989
    Remaining contract charges        127,425           --           743,249

                                                     INVESTMENT
                                     EXPENSE           INCOME            TOTAL
SUB-ACCOUNT                          RATIO*           RATIO**          RETURN***
-------------------------------  ---------------------------------------------------
BLACKROCK LARGE CAP GROWTH V.I.
 FUND
 2009  Lowest contract charges         1.65%             0.01%            24.11%
    Highest contract charges           2.15%             0.01%            23.50%
    Remaining contract charges           --                --                --
 2008  Lowest contract charges         1.40%             3.29%           (41.52)%
    Highest contract charges           2.15%             0.65%           (41.96)%
    Remaining contract charges           --                --                --
 2007  Lowest contract charges         1.65%             0.29%             6.61%
    Highest contract charges           2.07%             2.49%             6.08%
    Remaining contract charges           --                --                --
 2006  Lowest contract charges         1.40%             0.29%             5.72%
    Highest contract charges           2.06%             0.19%             5.04%
    Remaining contract charges           --                --                --
 2005  Lowest contract charges         1.38%             0.35%             9.10%
    Highest contract charges           2.04%             0.19%             8.40%
    Remaining contract charges           --                --                --
VAN KAMPEN -- UIF INTERNATIONAL
 GROWTH EQUITY PORTFOLIO
 2009  Lowest contract charges         1.35%             0.84%            34.71%
    Highest contract charges           1.70%             0.85%            34.24%
    Remaining contract charges           --                --                --
 2008  Lowest contract charges         1.36%               --            (49.22)%
    Highest contract charges           1.71%               --            (49.39)%
    Remaining contract charges           --                --                --
 2007  Lowest contract charges         1.30%             0.58%            12.73%
    Highest contract charges           1.84%             0.20%            12.17%
    Remaining contract charges           --                --                --
VAN KAMPEN -- UIF MID CAP
 GROWTH PORTFOLIO
 2009  Lowest contract charges         0.85%               --             56.04%
    Highest contract charges           2.68%               --             53.18%
    Remaining contract charges           --                --                --
 2008  Lowest contract charges         0.70%             0.33%           (45.31)%
    Highest contract charges           2.03%             0.60%           (45.89)%
    Remaining contract charges           --                --                --

-------------------------------------------------------------------------------

                                                              UNIT           CONTRACT
SUB-ACCOUNT                                  UNITS        FAIR VALUE #    OWNERS' EQUITY
-----------------------------------------------------------------------------------------
VAN KAMPEN -- UIF U.S. MID CAP VALUE
 PORTFOLIO
 2009  Lowest contract charges                    7,268       $8.747530           $63,573
    Highest contract charges                      1,727        8.495059            14,668
    Remaining contract charges                   77,330              --           673,422
 2008  Lowest contract charges                    3,750        6.339560            23,773
    Highest contract charges                      1,472        6.255779             9,210
    Remaining contract charges                   54,266              --           344,844
 2007  Lowest contract charges                      996       13.831448            13,778
    Highest contract charges                        788       12.062939             9,507
    Remaining contract charges                    1,374              --            18,216
 2006  Lowest contract charges                       59       11.473975               679
    Highest contract charges                        776       11.444937             8,880
    Remaining contract charges                       --              --                --
MORGAN STANLEY -- FOCUS GROWTH
 PORTFOLIO
 2009  Lowest contract charges                      817        6.437888             5,260
    Highest contract charges                         --              --                --
    Remaining contract charges                       --              --                --
 2008  Lowest contract charges                      818        3.850448             3,149
    Highest contract charges                         --              --                --
    Remaining contract charges                       --              --                --
MORGAN STANLEY -- CAPITAL
 OPPORTUNITIES PORTFOLIO
 2009  Lowest contract charges                    4,645        4.542372            21,101
    Highest contract charges                     10,532        4.244987            44,709
    Remaining contract charges                   29,663              --           131,037
 2008  Lowest contract charges                    5,240        2.719763            14,252
    Highest contract charges                     10,535        2.571081            27,086
    Remaining contract charges                   33,773              --            89,797
 2007  Lowest contract charges                    3,976        5.422083            21,556
    Highest contract charges                      9,263        5.185166            48,030
    Remaining contract charges                   23,256              --           123,606
 2006  Lowest contract charges                    2,101        4.615129             9,694
    Highest contract charges                      1,421        4.579776             6,510
    Remaining contract charges                       --              --                --

                                                            INVESTMENT
                                            EXPENSE           INCOME              TOTAL
SUB-ACCOUNT                                 RATIO*            RATIO**           RETURN***
--------------------------------------  ------------------------------------------------------
VAN KAMPEN -- UIF U.S. MID CAP VALUE
 PORTFOLIO
 2009  Lowest contract charges                0.85%              1.14%              37.98%
    Highest contract charges                  2.44%              1.11%              35.80%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                0.70%              0.25%             (39.56)%
    Highest contract charges                  2.04%                --              (40.20)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                1.34%              1.00%               6.30%
    Highest contract charges                  2.19%              0.58%               5.40%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                0.62%                --               15.97%
    Highest contract charges                  1.10%                --               15.75%
    Remaining contract charges                  --                 --                  --
MORGAN STANLEY -- FOCUS GROWTH
 PORTFOLIO
 2009  Lowest contract charges                2.50%                --               67.20%
    Highest contract charges                    --                 --                  --
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                2.50%              0.08%             (52.77)%
    Highest contract charges                    --                 --                  --
    Remaining contract charges                  --                 --                  --
MORGAN STANLEY -- CAPITAL
 OPPORTUNITIES PORTFOLIO
 2009  Lowest contract charges                1.35%                --               67.01%
    Highest contract charges                  2.50%                --               65.11%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                1.35%                --              (49.84)%
    Highest contract charges                  2.51%                --              (50.42)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                1.34%                --               17.49%
    Highest contract charges                  2.48%                --               16.14%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                1.35%                --               13.36%
    Highest contract charges                  1.69%                --               13.21%
    Remaining contract charges                  --                 --                  --

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                                              UNIT           CONTRACT
SUB-ACCOUNT                                  UNITS        FAIR VALUE #    OWNERS' EQUITY
-----------------------------------------------------------------------------------------
MORGAN STANLEY -- MID CAP GROWTH
 PORTFOLIO
 2009  Lowest contract charges                    1,188       $9.249819           $10,989
    Highest contract charges                        299        8.644265             2,585
    Remaining contract charges                      179              --             1,627
 2008  Lowest contract charges                    1,195        5.858325             6,998
    Highest contract charges                        299        5.538087             1,657
    Remaining contract charges                      180              --             1,043
 2007  Lowest contract charges                      870       11.462786             9,971
    Highest contract charges                        181       11.365645             2,056
    Remaining contract charges                       --              --                --
 2006  Lowest contract charges                      688        9.473026             6,516
    Highest contract charges                         --              --                --
    Remaining contract charges                       --              --                --
MORGAN STANLEY -- FLEXIBLE INCOME
 PORTFOLIO
 2009  Lowest contract charges                    3,208       10.712557            34,364
    Highest contract charges                        655       10.673124             6,993
    Remaining contract charges                       --              --                --
 2008  Lowest contract charges                    3,208        9.117210            29,246
    Highest contract charges                        660        9.088189             5,997
    Remaining contract charges                       --              --                --
 2007  Lowest contract charges                    7,310       11.866969            86,756
    Highest contract charges                        663       11.835112             7,844
    Remaining contract charges                       --              --                --
 2006  Lowest contract charges                    1,300       11.640579            15,128
    Highest contract charges                         --              --                --
    Remaining contract charges                       --              --                --
MORGAN STANLEY -- DIVIDEND GROWTH
 PORTFOLIO
 2009  Lowest contract charges                      607        9.767662             5,932
    Highest contract charges                         --              --                --
    Remaining contract charges                       --              --                --
 2008  Lowest contract charges                      602        8.005295             4,818
    Highest contract charges                         --              --                --
    Remaining contract charges                       --              --                --
 2007  Lowest contract charges                      604       12.876060             7,783
    Highest contract charges                         --              --                --
    Remaining contract charges                       --              --                --
MTB MODERATE GROWTH FUND II
 2009  Lowest contract charges                    1,667        9.264280            15,445
    Highest contract charges                         --              --                --
    Remaining contract charges                       --              --                --
 2008  Lowest contract charges                    1,506        7.468262            11,250
    Highest contract charges                         --              --                --
    Remaining contract charges                       --              --                --

                                                            INVESTMENT
                                            EXPENSE           INCOME              TOTAL
SUB-ACCOUNT                                 RATIO*            RATIO**           RETURN***
--------------------------------------  ------------------------------------------------------
MORGAN STANLEY -- MID CAP GROWTH
 PORTFOLIO
 2009  Lowest contract charges                1.35%                --               57.89%
    Highest contract charges                  2.48%                --               56.09%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                1.35%              0.46%             (48.89)%
    Highest contract charges                  2.50%              0.53%             (49.48)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                1.35%              0.14%              21.00%
    Highest contract charges                  1.63%              0.17%              20.64%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                1.36%                --               15.63%
    Highest contract charges                    --                 --                  --
    Remaining contract charges                  --                 --                  --
MORGAN STANLEY -- FLEXIBLE INCOME
 PORTFOLIO
 2009  Lowest contract charges                1.65%              7.04%              17.50%
    Highest contract charges                  1.70%              7.12%              17.44%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                1.65%              2.53%             (23.17)%
    Highest contract charges                  1.70%              2.11%             (23.21)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                1.64%              6.37%               1.95%
    Highest contract charges                  1.68%              6.13%               1.89%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                1.62%              5.29%               3.07%
    Highest contract charges                    --                 --                  --
    Remaining contract charges                  --                 --                  --
MORGAN STANLEY -- DIVIDEND GROWTH
 PORTFOLIO
 2009  Lowest contract charges                1.70%              1.75%              22.02%
    Highest contract charges                    --                 --                  --
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                1.71%              0.36%             (37.83)%
    Highest contract charges                    --                 --                  --
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                1.69%              1.09%               2.20%
    Highest contract charges                    --                 --                  --
    Remaining contract charges                  --                 --                  --
MTB MODERATE GROWTH FUND II
 2009  Lowest contract charges                1.25%                --               24.05%
    Highest contract charges                    --                 --                  --
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                1.04%              4.57%             (28.00)%
    Highest contract charges                    --                 --                  --
    Remaining contract charges                  --                 --                  --

-------------------------------------------------------------------------------

                                                              UNIT           CONTRACT
SUB-ACCOUNT                                  UNITS        FAIR VALUE #    OWNERS' EQUITY
-----------------------------------------------------------------------------------------
COLUMBIA MARSICO INTERNATIONAL
 OPPORTUNITIES VS FUND
 2009  Lowest contract charges                1,891,098       $1.452890        $2,747,558
    Highest contract charges                     13,045        1.361070            17,756
    Remaining contract charges                8,954,618              --        12,621,460
 2008  Lowest contract charges                2,421,741        1.071276         2,594,353
    Highest contract charges                     14,590        1.012127            14,767
    Remaining contract charges               11,526,826              --        11,939,979
 2007  Lowest contract charges                2,912,089        2.115341         6,160,062
    Highest contract charges                    873,698        2.019711         1,764,618
    Remaining contract charges               14,633,001              --        30,114,290
 2006  Lowest contract charges                3,491,387        1.797836         6,276,941
    Highest contract charges                    993,268        1.730327         1,718,678
    Remaining contract charges               18,389,737              --        32,312,468
 2005  Lowest contract charges                4,149,631        1.484030         6,158,177
    Highest contract charges                  1,049,724        1.439763         1,511,354
    Remaining contract charges               21,703,017              --        31,608,105
COLUMBIA HIGH YIELD VS FUND
 2009  Lowest contract charges                1,788,338        1.651008         2,952,561
    Highest contract charges                         89       14.484465             1,291
    Remaining contract charges                6,502,117              --        10,486,916
 2008  Lowest contract charges                2,248,669        1.164936         2,619,556
    Highest contract charges                      3,018        1.100653             3,322
    Remaining contract charges                8,593,424              --         9,694,598
 2007  Lowest contract charges                3,326,528        1.575227         5,240,036
    Highest contract charges                      3,018        1.501025             4,531
    Remaining contract charges               12,101,919              --        18,543,906
 2006  Lowest contract charges                4,010,585        1.573202         6,309,462
    Highest contract charges                    545,774        1.514137           826,376
    Remaining contract charges               14,106,120              --        21,700,575
 2005  Lowest contract charges                4,503,330        1.438402         6,477,599
    Highest contract charges                    477,309        1.395509           666,089
    Remaining contract charges               16,754,788              --        23,665,261

                                                            INVESTMENT
                                            EXPENSE           INCOME              TOTAL
SUB-ACCOUNT                                 RATIO*            RATIO**           RETURN***
--------------------------------------  ------------------------------------------------------
COLUMBIA MARSICO INTERNATIONAL
 OPPORTUNITIES VS FUND
 2009  Lowest contract charges                1.70%              1.90%              35.62%
    Highest contract charges                  2.55%              1.87%              34.48%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                1.71%              1.25%             (49.36)%
    Highest contract charges                  2.53%              1.76%             (49.79)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                1.70%              0.11%              17.66%
    Highest contract charges                  2.49%              0.11%              16.72%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                1.70%              0.28%              21.15%
    Highest contract charges                  2.50%              0.29%              20.18%
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                1.69%              0.09%              17.51%
    Highest contract charges                  2.49%              0.10%              16.58%
    Remaining contract charges                  --                 --                  --
COLUMBIA HIGH YIELD VS FUND
 2009  Lowest contract charges                1.70%             10.36%              41.73%
    Highest contract charges                  0.37%                --               40.39%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                1.71%             10.06%             (26.05)%
    Highest contract charges                  2.55%             10.51%             (26.67)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                1.70%              4.99%               0.13%
    Highest contract charges                  2.24%                --               (0.72)%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                1.70%              2.50%               9.37%
    Highest contract charges                  2.50%              2.68%               8.50%
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                1.70%              0.16%               0.43%
    Highest contract charges                  2.49%              0.18%               0.37%
    Remaining contract charges                  --                 --                  --

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                                              UNIT           CONTRACT
SUB-ACCOUNT                                  UNITS        FAIR VALUE #    OWNERS' EQUITY
-----------------------------------------------------------------------------------------
COLUMBIA MARSICO FOCUSED EQUITIES VS
 FUND
 2009  Lowest contract charges                2,690,823       $1.022174        $2,750,490
    Highest contract charges                        102       12.772817             1,302
    Remaining contract charges                8,798,268              --         8,735,806
 2008  Lowest contract charges                3,505,937        0.808002         2,832,805
    Highest contract charges                     18,947        0.763373            14,464
    Remaining contract charges               10,905,516              --         8,540,244
 2007  Lowest contract charges                4,705,021        1.400168         6,587,820
    Highest contract charges                     18,947        1.334152            25,278
    Remaining contract charges               15,914,822              --        21,692,242
 2006  Lowest contract charges                5,334,158        1.253960         6,688,822
    Highest contract charges                    408,968        1.206847           493,562
    Remaining contract charges               18,913,557              --        23,199,182
 2005  Lowest contract charges                6,477,361        1.178027         7,630,506
    Highest contract charges                    419,957        1.142878           479,959
    Remaining contract charges               22,278,564              --        25,776,431
NATIONS ASSET ALLOCATION PORTFOLIO
 2009  Lowest contract charges                1,300,740        1.014216         1,319,231
    Highest contract charges                     25,402        0.952958            24,207
    Remaining contract charges                3,189,186              --         3,127,367
COLUMBIA MARSICO GROWTH VS FUND
 2009  Lowest contract charges                1,681,891        0.991159         1,667,022
    Highest contract charges                    479,559        0.931266           446,597
    Remaining contract charges                8,591,283              --         8,260,280
 2008  Lowest contract charges                2,277,410        0.795926         1,812,650
    Highest contract charges                    602,663        0.753832           454,307
    Remaining contract charges               11,105,343              --         8,562,757
 2007  Lowest contract charges                3,113,073        1.336980         4,162,117
    Highest contract charges                    807,292        1.276468         1,030,483
    Remaining contract charges               15,164,528              --        19,732,999
 2006  Lowest contract charges                3,807,635        1.157582         4,407,652
    Highest contract charges                    840,103        1.114060           935,925
    Remaining contract charges               19,282,089              --        21,821,779
 2005  Lowest contract charges                4,255,572        1.109812         4,722,885
    Highest contract charges                    833,330        1.076669           897,221
    Remaining contract charges               22,445,598              --        24,457,423

                                                            INVESTMENT
                                            EXPENSE           INCOME              TOTAL
SUB-ACCOUNT                                 RATIO*            RATIO**           RETURN***
--------------------------------------  ------------------------------------------------------
COLUMBIA MARSICO FOCUSED EQUITIES VS
 FUND
 2009  Lowest contract charges                1.70%              0.65%              26.51%
    Highest contract charges                  0.37%                --               25.31%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                1.71%              0.10%             (42.29)%
    Highest contract charges                  2.56%              0.10%             (42.78)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                1.70%              0.12%              11.66%
    Highest contract charges                  2.23%                --               10.72%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                1.70%                --                6.45%
    Highest contract charges                  2.50%                --                5.60%
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                1.69%                --                8.45%
    Highest contract charges                  2.49%                --                7.59%
    Remaining contract charges                  --                 --                  --
NATIONS ASSET ALLOCATION PORTFOLIO
 2009  Lowest contract charges                1.70%              4.00%              21.91%
    Highest contract charges                  2.50%              4.10%              20.94%
    Remaining contract charges                  --                 --                  --
COLUMBIA MARSICO GROWTH VS FUND
 2009  Lowest contract charges                1.70%              0.75%              24.53%
    Highest contract charges                  2.50%              0.75%              23.54%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                1.71%              0.32%             (40.47)%
    Highest contract charges                  2.51%              0.33%             (40.94)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                1.70%              0.08%              15.50%
    Highest contract charges                  2.49%              0.08%              14.58%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                1.70%                --                4.30%
    Highest contract charges                  2.50%                --                3.47%
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                1.70%                --                5.64%
    Highest contract charges                  2.48%                --                4.80%
    Remaining contract charges                  --                 --                  --

-------------------------------------------------------------------------------

                                                              UNIT           CONTRACT
SUB-ACCOUNT                                  UNITS        FAIR VALUE #    OWNERS' EQUITY
-----------------------------------------------------------------------------------------
COLUMBIA MARSICO 21ST CENTURY VS FUND
 2009  Lowest contract charges                  562,570       $1.408758          $792,525
    Highest contract charges                     18,703        1.319720            24,683
    Remaining contract charges                1,987,624              --         2,708,206
 2008  Lowest contract charges                  836,900        1.127674           943,750
    Highest contract charges                     20,917        1.065417            22,285
    Remaining contract charges                2,589,840              --         2,827,414
 2007  Lowest contract charges                1,002,544        2.032516         2,037,686
    Highest contract charges                    283,373        1.940597           549,913
    Remaining contract charges                3,361,216              --         6,652,353
 2006  Lowest contract charges                1,096,576        1.733100         1,900,474
    Highest contract charges                    223,075        1.668003           372,090
    Remaining contract charges                3,593,601              --         6,093,317
 2005  Lowest contract charges                1,184,692        1.472145         1,744,039
    Highest contract charges                    217,214        1.428223           310,230
    Remaining contract charges                3,667,521              --         5,301,096
COLUMBIA MARSICO MIDCAP GROWTH VS FUND
 2009  Lowest contract charges                2,799,169        0.831367         2,327,137
    Highest contract charges                         95       14.382918             1,367
    Remaining contract charges               15,596,662              --        12,606,464
 2008  Lowest contract charges                3,828,424        0.587876         2,250,639
    Highest contract charges                     41,689        0.555411            23,155
    Remaining contract charges               19,909,763              --        11,325,353
 2007  Lowest contract charges                4,698,220        1.073257         5,042,397
    Highest contract charges                     22,269        1.022650            22,773
    Remaining contract charges               26,047,921              --        27,178,824
 2006  Lowest contract charges                5,996,410        0.910638         5,460,558
    Highest contract charges                  1,594,421        0.876416         1,397,376
    Remaining contract charges               30,680,599              --        27,311,443
 2005  Lowest contract charges                6,959,737        0.787041         5,477,598
    Highest contract charges                  1,679,899        0.763540         1,282,670
    Remaining contract charges               36,877,154              --        28,485,292
OPPENHEIMER CAPITAL APPRECIATION
 FUND/VA
 2009  Lowest contract charges                   38,899        8.607140           334,805
    Highest contract charges                      1,185        8.420109             9,974
    Remaining contract charges                   24,312              --           207,145
 2008  Lowest contract charges                    5,113        6.045910            30,912
    Highest contract charges                      1,185        5.985860             7,094
    Remaining contract charges                   13,820              --            83,145

                                                            INVESTMENT
                                            EXPENSE           INCOME              TOTAL
SUB-ACCOUNT                                 RATIO*            RATIO**           RETURN***
--------------------------------------  ------------------------------------------------------
COLUMBIA MARSICO 21ST CENTURY VS FUND
 2009  Lowest contract charges                1.70%              0.11%              24.93%
    Highest contract charges                  2.55%              0.12%              23.87%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                1.71%                --              (44.52)%
    Highest contract charges                  2.53%                --              (44.99)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                1.70%              0.50%              17.28%
    Highest contract charges                  2.49%              0.53%              16.34%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                1.70%              0.18%              17.73%
    Highest contract charges                  2.50%              0.18%              16.79%
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                1.70%                --                6.07%
    Highest contract charges                  2.48%                --                5.22%
    Remaining contract charges                  --                 --                  --
COLUMBIA MARSICO MIDCAP GROWTH VS FUND
 2009  Lowest contract charges                1.70%                --               41.42%
    Highest contract charges                  0.37%                --               40.08%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                1.71%                --              (45.23)%
    Highest contract charges                  2.55%                --              (45.69)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                1.70%              0.11%              17.86%
    Highest contract charges                  2.23%                --               16.86%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                1.70%                --               15.70%
    Highest contract charges                  2.50%                --               14.78%
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                1.70%                --                3.42%
    Highest contract charges                  2.49%                --                2.59%
    Remaining contract charges                  --                 --                  --
OPPENHEIMER CAPITAL APPRECIATION
 FUND/VA
 2009  Lowest contract charges                1.24%                --               42.36%
    Highest contract charges                  2.45%              0.01%              40.67%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                1.02%                --              (44.44)%
    Highest contract charges                  2.04%                --              (44.88)%
    Remaining contract charges                  --                 --                  --

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                                              UNIT           CONTRACT
SUB-ACCOUNT                                  UNITS        FAIR VALUE #    OWNERS' EQUITY
-----------------------------------------------------------------------------------------
OPPENHEIMER GLOBAL SECURITIES FUND/VA
 2009  Lowest contract charges                      656       $9.075111            $5,949
    Highest contract charges                        542       14.439532             7,830
    Remaining contract charges                  818,882              --         7,328,326
 2008  Lowest contract charges                      543        6.567771             3,569
    Highest contract charges                      3,020        6.480915            19,571
    Remaining contract charges                  551,930              --         3,601,860
OPPENHEIMER MAIN STREET FUND(R)/VA
 2009  Lowest contract charges                   42,879        8.539296           366,156
    Highest contract charges                      1,350       13.000404            17,551
    Remaining contract charges                   63,731              --           538,637
 2008  Lowest contract charges                   22,966        6.755457           155,149
    Highest contract charges                     19,920        6.705097           133,568
    Remaining contract charges                   17,057              --           114,833
OPPENHEIMER MAIN STREET SMALL CAP
 FUND(R)/VA
 2009  Lowest contract charges                    4,211        9.213986            38,796
    Highest contract charges                      1,178       14.382713            16,948
    Remaining contract charges                  635,823              --         5,805,324
 2008  Lowest contract charges                    1,808        6.788641            12,273
    Highest contract charges                      3,427        6.698951            22,959
    Remaining contract charges                  353,851              --         2,387,127
OPPENHEIMER VALUE FUND/VA
 2009  Lowest contract charges                    6,187        8.393926            51,935
    Highest contract charges                        821        8.211525             6,737
    Remaining contract charges                    8,316              --            69,073
 2008  Lowest contract charges                      878        6.345401             5,571
    Highest contract charges                        821        6.282392             5,158
    Remaining contract charges                    7,738              --            48,853
PUTNAM VT DIVERSIFIED INCOME FUND
 2009  Lowest contract charges                    3,346       10.999008            36,798
    Highest contract charges                      3,121       15.777861            49,245
    Remaining contract charges                1,709,598              --        18,650,146
 2008  Lowest contract charges                      816        7.140272             5,827
    Highest contract charges                      5,623        7.045284            39,612
    Remaining contract charges                  919,046              --         6,524,741
PUTNAM VT GLOBAL ASSET ALLOCATION FUND
 2009  Lowest contract charges                    2,252        9.253044            20,836
    Highest contract charges                        386        9.051288             3,493
    Remaining contract charges                   31,928              --           292,432
 2008  Lowest contract charges                    2,323        6.929740            16,098
    Highest contract charges                        386        6.860423             2,650
    Remaining contract charges                   12,154              --            83,841

                                                            INVESTMENT
                                            EXPENSE           INCOME              TOTAL
SUB-ACCOUNT                                 RATIO*            RATIO**           RETURN***
--------------------------------------  ------------------------------------------------------
OPPENHEIMER GLOBAL SECURITIES FUND/VA
 2009  Lowest contract charges                0.85%              1.89%              38.18%
    Highest contract charges                  2.68%                --               35.65%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                0.69%                --              (38.04)%
    Highest contract charges                  1.97%                --              (38.70)%
    Remaining contract charges                  --                 --                  --
OPPENHEIMER MAIN STREET FUND(R)/VA
 2009  Lowest contract charges                1.25%              1.21%              26.41%
    Highest contract charges                  2.36%                --               24.96%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                1.03%                --              (36.02)%
    Highest contract charges                  1.77%                --              (36.40)%
    Remaining contract charges                  --                 --                  --
OPPENHEIMER MAIN STREET SMALL CAP
 FUND(R)/VA
 2009  Lowest contract charges                0.85%              0.45%              35.73%
    Highest contract charges                  2.67%                --               33.24%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                0.70%                --              (35.55)%
    Highest contract charges                  2.01%                --              (36.23)%
    Remaining contract charges                  --                 --                  --
OPPENHEIMER VALUE FUND/VA
 2009  Lowest contract charges                1.25%              0.34%              30.93%
    Highest contract charges                  2.45%              1.04%              29.37%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                0.99%                --              (41.14)%
    Highest contract charges                  2.05%                --              (41.61)%
    Remaining contract charges                  --                 --                  --
PUTNAM VT DIVERSIFIED INCOME FUND
 2009  Lowest contract charges                0.85%              3.89%              54.04%
    Highest contract charges                  2.67%              2.13%              51.22%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                0.71%                --              (30.36)%
    Highest contract charges                  2.02%                --              (31.10)%
    Remaining contract charges                  --                 --                  --
PUTNAM VT GLOBAL ASSET ALLOCATION FUND
 2009  Lowest contract charges                1.25%              5.82%              33.53%
    Highest contract charges                  2.45%              5.93%              31.94%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                1.02%                --              (32.74)%
    Highest contract charges                  2.03%                --              (33.27)%
    Remaining contract charges                  --                 --                  --

-------------------------------------------------------------------------------

                                                              UNIT           CONTRACT
SUB-ACCOUNT                                  UNITS        FAIR VALUE #    OWNERS' EQUITY
-----------------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL GROWTH AND
 INCOME FUND
 2009  Lowest contract charges                    2,833       $7.338204           $20,792
    Highest contract charges                      2,407        7.217723            17,374
    Remaining contract charges                    4,831              --            35,195
 2008  Lowest contract charges                    2,324        5.888359            13,685
    Highest contract charges                      1,210        5.844073             7,074
    Remaining contract charges                    3,404              --            19,970
PUTNAM VT INTERNATIONAL EQUITY FUND
 2009  Lowest contract charges                    1,234        7.486362             9,235
    Highest contract charges                      1,088        7.316213             7,956
    Remaining contract charges                   35,844              --           265,334
 2008  Lowest contract charges                    1,035        6.082250             6,294
    Highest contract charges                        511        6.018823             3,075
    Remaining contract charges                   10,433              --            63,177
PUTNAM VT SMALL CAP VALUE FUND
 2009  Lowest contract charges                    2,100        8.571990            17,999
    Highest contract charges                      9,664        8.431222            81,481
    Remaining contract charges                    9,441              --            80,218
 2008  Lowest contract charges                    1,660        6.598994            10,953
    Highest contract charges                        515        6.560349             3,378
    Remaining contract charges                    9,322              --            61,291
JPMORGAN INSURANCE TRUST BALANCED
 PORTFOLIO - 1
 2009  Lowest contract charges                      712        9.688648             6,900
    Highest contract charges                      1,700       12.616904            21,442
    Remaining contract charges                  175,802              --         1,907,548
 2008  Lowest contract charges                   53,068        8.990880           477,128
    Highest contract charges                        809        7.830554             6,335
    Remaining contract charges                   92,606              --           815,761
 2007  Lowest contract charges                   39,088       12.039706           470,609
    Highest contract charges                     83,705       11.815996           989,054
    Remaining contract charges                   24,032              --           287,226
 2006  Lowest contract charges                   28,417       11.497963           326,732
    Highest contract charges                     93,311       11.340863         1,058,230
    Remaining contract charges                   22,887              --           261,871
 2005  Lowest contract charges                   27,233       10.501235           285,976
    Highest contract charges                    107,199       10.409670         1,115,902
    Remaining contract charges                   14,350              --           150,252

                                                            INVESTMENT
                                            EXPENSE           INCOME              TOTAL
SUB-ACCOUNT                                 RATIO*            RATIO**           RETURN***
--------------------------------------  ------------------------------------------------------
PUTNAM VT INTERNATIONAL GROWTH AND
 INCOME FUND
 2009  Lowest contract charges                1.25%                --               24.62%
    Highest contract charges                  2.14%                --               23.51%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                1.03%                --              (44.38)%
    Highest contract charges                  1.80%                --              (44.71)%
    Remaining contract charges                  --                 --                  --
PUTNAM VT INTERNATIONAL EQUITY FUND
 2009  Lowest contract charges                1.25%                --               23.09%
    Highest contract charges                  2.49%                --               21.56%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                1.04%                --              (42.12)%
    Highest contract charges                  1.98%                --              (42.60)%
    Remaining contract charges                  --                 --                  --
PUTNAM VT SMALL CAP VALUE FUND
 2009  Lowest contract charges                1.25%              1.76%              29.90%
    Highest contract charges                  2.14%              1.14%              28.73%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                1.04%                --              (36.06)%
    Highest contract charges                  1.55%                --              (36.36)%
    Remaining contract charges                  --                 --                  --
JPMORGAN INSURANCE TRUST BALANCED
 PORTFOLIO - 1
 2009  Lowest contract charges                1.24%              2.00%              22.91%
    Highest contract charges                  2.04%                --               21.87%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                1.35%              3.13%             (25.32)%
    Highest contract charges                  1.66%                --              (24.08)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                1.34%              2.88%               4.71%
    Highest contract charges                  1.85%              3.01%               4.19%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                1.35%              2.53%               9.49%
    Highest contract charges                  1.85%              2.96%               8.95%
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                1.35%              2.71%               1.13%
    Highest contract charges                  1.84%              2.38%               0.62%
    Remaining contract charges                  --                 --                  --

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                                              UNIT           CONTRACT
SUB-ACCOUNT                                  UNITS        FAIR VALUE #    OWNERS' EQUITY
-----------------------------------------------------------------------------------------
JPMORGAN INSURANCE TRUST CORE BOND
 PORTFOLIO - 1
 2009  Lowest contract charges                  273,253      $10.542935        $2,880,893
    Highest contract charges                      9,010       10.879732            98,022
    Remaining contract charges                7,354,060              --        87,114,015
 2008  Lowest contract charges                  143,185        9.736334         1,394,097
    Highest contract charges                    188,506       10.505735         1,980,392
    Remaining contract charges                4,824,919              --        53,064,565
 2007  Lowest contract charges                2,381,632       10.917888        26,002,390
    Highest contract charges                    232,127       10.595114         2,459,413
    Remaining contract charges                2,523,618              --        28,170,831
 2006  Lowest contract charges                1,524,302       10.409823        15,867,716
    Highest contract charges                    169,434       10.183203         1,725,377
    Remaining contract charges                2,066,303              --        21,997,974
 2005  Lowest contract charges                  823,980       10.132437         8,348,927
    Highest contract charges                     99,284        9.991450           991,991
    Remaining contract charges                1,499,287              --        15,534,711
JPMORGAN INSURANCE TRUST DIVERSIFIED
 EQUITY PORTFOLIO - 1
 2009  Lowest contract charges                  368,916       11.371303         4,195,059
    Highest contract charges                      1,268       13.396659            16,990
    Remaining contract charges                  421,424              --         4,858,608
 2008  Lowest contract charges                  388,838        8.621776         3,352,475
    Highest contract charges                     42,756        8.300173           354,884
    Remaining contract charges                  428,989              --         3,776,928
 2007  Lowest contract charges                  384,638       13.403310         5,155,416
    Highest contract charges                     44,133       13.007139           574,044
    Remaining contract charges                  437,245              --         6,016,543
 2006  Lowest contract charges                  317,213       12.300087         3,901,748
    Highest contract charges                     42,667       12.032363           513,382
    Remaining contract charges                  431,447              --         5,457,160
 2005  Lowest contract charges                  186,991       10.733991         2,007,163
    Highest contract charges                     24,185       10.584669           255,986
    Remaining contract charges                  323,483              --         3,564,796

                                                            INVESTMENT
                                            EXPENSE           INCOME              TOTAL
SUB-ACCOUNT                                 RATIO*            RATIO**           RETURN***
--------------------------------------  ------------------------------------------------------
JPMORGAN INSURANCE TRUST CORE BOND
 PORTFOLIO - 1
 2009  Lowest contract charges                1.25%              6.71%               8.28%
    Highest contract charges                  2.38%                --                7.05%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                1.03%                --               (0.47)%
    Highest contract charges                  2.15%              5.70%              (0.84)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                1.34%              4.28%               4.88%
    Highest contract charges                  2.14%              4.39%               4.05%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                1.35%              3.09%               2.74%
    Highest contract charges                  2.15%              3.19%               1.92%
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                1.34%              2.81%               1.02%
    Highest contract charges                  2.13%              2.21%               0.21%
    Remaining contract charges                  --                 --                  --
JPMORGAN INSURANCE TRUST DIVERSIFIED
 EQUITY PORTFOLIO - 1
 2009  Lowest contract charges                1.35%              2.78%              31.89%
    Highest contract charges                  2.37%                --               30.51%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                1.35%              1.13%             (35.67)%
    Highest contract charges                  2.15%              1.12%             (36.19)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                1.34%              0.98%               8.97%
    Highest contract charges                  2.14%              0.99%               8.10%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                1.35%              0.72%              14.59%
    Highest contract charges                  2.15%              0.69%              13.68%
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                1.34%              0.71%               0.96%
    Highest contract charges                  2.13%              0.64%               0.15%
    Remaining contract charges                  --                 --                  --

-------------------------------------------------------------------------------

                                                              UNIT           CONTRACT
SUB-ACCOUNT                                  UNITS        FAIR VALUE #    OWNERS' EQUITY
-----------------------------------------------------------------------------------------
JPMORGAN INSURANCE TRUST INTREPID MID
 CAP PORTFOLIO - 1
 2009  Lowest contract charges                    1,059       $8.858494            $9,383
    Highest contract charges                        357       14.096719             5,027
    Remaining contract charges                  797,822              --         9,449,174
 2008  Lowest contract charges                      985        6.611804             6,513
    Highest contract charges                     28,749        8.469233           243,481
    Remaining contract charges                  821,230              --         7,284,362
 2007  Lowest contract charges                  301,133       14.573924         4,388,690
    Highest contract charges                     23,787       14.143199           336,431
    Remaining contract charges                  395,820              --         5,847,811
 2006  Lowest contract charges                  143,463       14.360212         2,060,153
    Highest contract charges                     14,187       14.047695           199,294
    Remaining contract charges                  247,142              --         3,626,021
 2005  Lowest contract charges                   20,859       12.754866           266,058
    Highest contract charges                      3,465       12.577499            43,586
    Remaining contract charges                   34,963              --           451,103
JPMORGAN INSURANCE TRUST EQUITY INDEX
 PORTFOLIO - 1
 2009  Lowest contract charges                      764        8.543247             6,525
    Highest contract charges                      4,541       12.570344            57,075
    Remaining contract charges                3,957,416              --        39,494,892
 2008  Lowest contract charges                      835        6.841823             5,711
    Highest contract charges                    179,982        7.801356         1,404,103
    Remaining contract charges                3,795,542              --        30,433,740
 2007  Lowest contract charges                1,479,699       13.080749        19,355,568
    Highest contract charges                    163,764       12.694071         2,078,832
    Remaining contract charges                1,657,711              --        21,333,059
 2006  Lowest contract charges                1,079,426       12.615484        13,617,496
    Highest contract charges                    140,112       12.340879         1,729,109
    Remaining contract charges                1,516,653              --        18,901,955
 2005  Lowest contract charges                  634,662       11.078689         7,031,221
    Highest contract charges                     80,918       10.924560           883,992
    Remaining contract charges                1,163,885              --        12,792,715

                                                            INVESTMENT
                                            EXPENSE           INCOME              TOTAL
SUB-ACCOUNT                                 RATIO*            RATIO**           RETURN***
--------------------------------------  ------------------------------------------------------
JPMORGAN INSURANCE TRUST INTREPID MID
 CAP PORTFOLIO - 1
 2009  Lowest contract charges                1.25%              1.67%              33.98%
    Highest contract charges                  2.38%                --               32.45%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                1.03%                --              (36.24)%
    Highest contract charges                  2.15%              0.55%             (40.12)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                1.34%              0.51%               1.49%
    Highest contract charges                  2.14%              0.53%               0.68%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                1.34%              0.17%              12.59%
    Highest contract charges                  2.14%              0.21%              11.69%
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                1.34%              0.12%              15.53%
    Highest contract charges                  2.12%              0.02%              14.61%
    Remaining contract charges                  --                 --                  --
JPMORGAN INSURANCE TRUST EQUITY INDEX
 PORTFOLIO - 1
 2009  Lowest contract charges                1.25%              3.49%              24.87%
    Highest contract charges                  2.37%                --               23.44%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                1.03%                --              (35.43)%
    Highest contract charges                  2.15%              1.97%             (38.54)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                1.34%              1.31%               3.69%
    Highest contract charges                  2.14%              1.34%               2.86%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                1.35%              1.19%              13.87%
    Highest contract charges                  2.15%              1.18%              12.97%
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                1.34%              1.03%               3.06%
    Highest contract charges                  2.13%              0.92%               2.24%
    Remaining contract charges                  --                 --                  --

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                                              UNIT           CONTRACT
SUB-ACCOUNT                                  UNITS        FAIR VALUE #    OWNERS' EQUITY
-----------------------------------------------------------------------------------------
JPMORGAN INSURANCE TRUST INTREPID
 GROWTH PORTFOLIO - 1
 2009  Lowest contract charges                  208,153       $9.922386        $2,065,375
    Highest contract charges                     10,026        9.476105            95,008
    Remaining contract charges                  162,467              --         1,638,280
 2008  Lowest contract charges                  209,460        7.487459         1,568,322
    Highest contract charges                     11,368        7.208078            81,942
    Remaining contract charges                  164,893              --         1,260,398
 2007  Lowest contract charges                   78,056       12.486286           974,629
    Highest contract charges                      4,440       12.117122            53,802
    Remaining contract charges                   62,702              --           823,909
 2006  Lowest contract charges                    4,520       11.345689            51,280
    Highest contract charges                      9,047       11.190639           101,238
    Remaining contract charges                    5,929              --            99,469
 2005  Lowest contract charges                    7,343       10.913451            80,141
    Highest contract charges                      4,051       10.818288            43,820
    Remaining contract charges                      895              --            14,477
JPMORGAN INSURANCE TRUST DIVERSIFIED
 MID CAP GROWTH PORTFOLIO - 1
 2009  Lowest contract charges                    7,021        8.934347            62,729
    Highest contract charges                        879       14.456538            12,703
    Remaining contract charges                  945,931              --        10,750,145
 2008  Lowest contract charges                    6,039        6.324547            38,192
    Highest contract charges                     42,248        7.876044           332,746
    Remaining contract charges                  934,820              --         7,555,337
 2007  Lowest contract charges                  412,613       14.751510         6,086,670
    Highest contract charges                     38,548       14.315500           551,835
    Remaining contract charges                  571,697              --         8,290,589
 2006  Lowest contract charges                  347,835       12.753368         4,436,049
    Highest contract charges                     36,793       12.475767           459,020
    Remaining contract charges                  580,988              --         7,316,073
 2005  Lowest contract charges                  212,798       11.604997         2,469,519
    Highest contract charges                     24,255       11.443567           277,564
    Remaining contract charges                  408,414              --         4,700,749

                                                            INVESTMENT
                                            EXPENSE           INCOME              TOTAL
SUB-ACCOUNT                                 RATIO*            RATIO**           RETURN***
--------------------------------------  ------------------------------------------------------
JPMORGAN INSURANCE TRUST INTREPID
 GROWTH PORTFOLIO - 1
 2009  Lowest contract charges                1.35%              0.81%              32.52%
    Highest contract charges                  2.15%              0.80%              31.47%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                1.35%              0.77%             (40.04)%
    Highest contract charges                  2.15%              0.76%             (40.51)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                1.33%              0.06%              10.05%
    Highest contract charges                  2.09%                --                9.18%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                1.35%              0.08%               3.96%
    Highest contract charges                  1.85%              0.05%               3.44%
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                1.33%              0.24%               3.65%
    Highest contract charges                  1.85%              0.61%               3.13%
    Remaining contract charges                  --                 --                  --
JPMORGAN INSURANCE TRUST DIVERSIFIED
 MID CAP GROWTH PORTFOLIO - 1
 2009  Lowest contract charges                1.25%                --               41.27%
    Highest contract charges                  2.37%                --               39.65%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                1.03%                --              (41.53)%
    Highest contract charges                  2.15%                --              (44.98)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                1.34%                --               15.67%
    Highest contract charges                  2.14%                --               14.75%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                1.35%                --                9.90%
    Highest contract charges                  2.15%                --                9.02%
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                1.34%                --                9.60%
    Highest contract charges                  2.12%                --                8.73%
    Remaining contract charges                  --                 --                  --

-------------------------------------------------------------------------------

                                                              UNIT           CONTRACT
SUB-ACCOUNT                                  UNITS        FAIR VALUE #    OWNERS' EQUITY
-----------------------------------------------------------------------------------------
JPMORGAN INSURANCE TRUST MID CAP VALUE
 PORTFOLIO
 2009  Lowest contract charges                      120       $8.743408            $1,049
    Highest contract charges                        671       13.323919             8,933
    Remaining contract charges                  683,580              --         7,528,443
 2008  Lowest contract charges                      120        6.922182               832
    Highest contract charges                     30,193        8.337009           251,720
    Remaining contract charges                  715,134              --         6,256,228
 2007  Lowest contract charges                  309,617       13.605633         4,212,537
    Highest contract charges                     31,132       13.203462           411,049
    Remaining contract charges                  435,693              --         6,062,916
 2006  Lowest contract charges                  290,672       13.665218         3,972,101
    Highest contract charges                     32,728       13.367802           437,506
    Remaining contract charges                  473,057              --         6,628,643
 2005  Lowest contract charges                  237,454       11.866729         2,817,808
    Highest contract charges                     31,840       11.701685           372,585
    Remaining contract charges                  403,128              --         4,908,479
JENNISON 20/20 FOCUS PORTFOLIO
 2009  Lowest contract charges                    5,535       14.215046            78,676
    Highest contract charges                     10,055        1.361803            13,694
    Remaining contract charges                   66,512              --           166,657
 2008  Lowest contract charges                    6,751        9.158214            61,828
    Highest contract charges                     10,055        0.883954             8,889
    Remaining contract charges                   88,064              --           141,822
 2007  Lowest contract charges                    3,510       15.325556            53,795
    Highest contract charges                     10,055        1.490377            14,986
    Remaining contract charges                   85,410              --           308,899
 2006  Lowest contract charges                    4,677       14.113382            66,009
    Highest contract charges                     10,055        1.382824            13,905
    Remaining contract charges                   88,898              --           231,503
 2005  Lowest contract charges                    8,468       12.597739           106,673
    Highest contract charges                     37,495        1.249990            46,869
    Remaining contract charges                   39,351              --           150,522

                                                            INVESTMENT
                                            EXPENSE           INCOME              TOTAL
SUB-ACCOUNT                                 RATIO*            RATIO**           RETURN***
--------------------------------------  ------------------------------------------------------
JPMORGAN INSURANCE TRUST MID CAP VALUE
 PORTFOLIO
 2009  Lowest contract charges                1.24%              2.37%              26.31%
    Highest contract charges                  2.37%                --               24.87%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                1.07%              0.01%             (34.13)%
    Highest contract charges                  2.16%              1.54%             (36.86)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                1.35%              1.81%              (0.44)%
    Highest contract charges                  2.14%              1.85%              (1.23)%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                1.35%              0.75%              15.16%
    Highest contract charges                  2.15%              0.76%              14.24%
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                1.34%              0.49%               8.28%
    Highest contract charges                  2.12%              0.32%               7.42%
    Remaining contract charges                  --                 --                  --
JENNISON 20/20 FOCUS PORTFOLIO
 2009  Lowest contract charges                1.40%                --               55.22%
    Highest contract charges                  2.15%                --               54.06%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                1.40%                --              (40.24)%
    Highest contract charges                  2.15%                --              (40.69)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                1.40%              0.12%               8.59%
    Highest contract charges                  2.14%              0.12%               7.78%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                1.40%                --               12.03%
    Highest contract charges                  2.12%                --               11.19%
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                1.39%                --               19.58%
    Highest contract charges                  1.99%                --               18.86%
    Remaining contract charges                  --                 --                  --

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                                              UNIT           CONTRACT
SUB-ACCOUNT                                  UNITS        FAIR VALUE #    OWNERS' EQUITY
-----------------------------------------------------------------------------------------
JENNISON PORTFOLIO
 2009  Lowest contract charges                   25,349       $6.282479          $159,253
    Highest contract charges                     18,450        0.828961            15,294
    Remaining contract charges                  140,948              --           184,121
 2008  Lowest contract charges                   26,423        4.468193           118,065
    Highest contract charges                     18,456        0.595194            10,985
    Remaining contract charges                  176,324              --           163,795
 2007  Lowest contract charges                   28,165        7.256419           204,374
    Highest contract charges                     19,973        0.975858            19,491
    Remaining contract charges                  283,609              --           420,112
 2006  Lowest contract charges                   31,922        6.596442           210,568
    Highest contract charges                     23,017        0.895571            20,613
    Remaining contract charges                  327,322              --           489,380
 2005  Lowest contract charges                   32,822        6.599289           216,602
    Highest contract charges                     24,037        0.904505            21,741
    Remaining contract charges                  343,605              --           521,472
PRUDENTIAL VALUE PORTFOLIO
 2009  Lowest contract charges                   35,606        1.120566            39,899
    Highest contract charges                    135,807        1.040455           141,301
    Remaining contract charges                   52,694              --            56,511
 2008  Lowest contract charges                   34,590        0.803702            27,800
    Highest contract charges                     10,690        0.760203             8,127
    Remaining contract charges                  100,864              --            78,712
 2007  Lowest contract charges                   32,753        1.418866            46,472
    Highest contract charges                     10,690        1.352184            14,455
    Remaining contract charges                  138,778              --           192,000
 2006  Lowest contract charges                   32,999        1.399343            46,175
    Highest contract charges                     10,690        1.343621            14,363
    Remaining contract charges                  134,247              --           183,707
 2005  Lowest contract charges                   48,722        1.188242            57,893
    Highest contract charges                      6,461        1.149511             7,426
    Remaining contract charges                  178,327              --           207,993

                                                            INVESTMENT
                                            EXPENSE           INCOME              TOTAL
SUB-ACCOUNT                                 RATIO*            RATIO**           RETURN***
--------------------------------------  ------------------------------------------------------
JENNISON PORTFOLIO
 2009  Lowest contract charges                1.40%              0.29%              40.60%
    Highest contract charges                  2.35%              0.28%              39.28%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                1.40%              0.07%             (38.42)%
    Highest contract charges                  2.36%              0.07%             (39.01)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                1.40%                --               10.01%
    Highest contract charges                  2.34%                --                8.97%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                1.40%                --               (0.04)%
    Highest contract charges                  2.35%                --               (0.99)%
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                1.40%                --               12.44%
    Highest contract charges                  2.34%                --               11.38%
    Remaining contract charges                  --                 --                  --
PRUDENTIAL VALUE PORTFOLIO
 2009  Lowest contract charges                1.40%              1.65%              39.43%
    Highest contract charges                  0.23%                --               38.18%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                1.40%              1.40%             (43.36)%
    Highest contract charges                  2.16%              1.39%             (43.78)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                1.40%              1.02%               1.40%
    Highest contract charges                  2.14%              1.01%               0.64%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                1.41%              0.97%              17.77%
    Highest contract charges                  2.14%              1.14%              16.89%
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                1.39%              0.87%              14.60%
    Highest contract charges                  2.14%              0.86%              13.74%
    Remaining contract charges                  --                 --                  --

-------------------------------------------------------------------------------

                                                              UNIT           CONTRACT
SUB-ACCOUNT                                  UNITS        FAIR VALUE #    OWNERS' EQUITY
-----------------------------------------------------------------------------------------
PRUDENTIAL SERIES INTERNATIONAL GROWTH
 2009  Lowest contract charges                    1,995       $0.925036            $1,845
    Highest contract charges                      4,454        0.885826             3,946
    Remaining contract charges                       --              --                --
 2008  Lowest contract charges                    2,014        0.687546             1,385
    Highest contract charges                      4,458        0.661706             2,950
    Remaining contract charges                       --              --                --
 2007  Lowest contract charges                    2,028        1.408201             2,855
    Highest contract charges                      4,415        1.375730             6,074
    Remaining contract charges                       --              --                --
 2006  Lowest contract charges                    2,040        1.198770             2,446
    Highest contract charges                      4,418        1.175236             5,192
    Remaining contract charges                   14,560              --            17,306
 2005  Lowest contract charges                    2,055        1.008958             2,073
    Highest contract charges                      4,421        0.992620             4,389
    Remaining contract charges                    6,781              --             6,794
LEGG MASON CLEARBRIDGE VARIABLE EQUITY
 INCOME BUILDER PORTFOLIO
 2009  Lowest contract charges                   10,830        7.781013            84,268
    Highest contract charges                         --              --                --
    Remaining contract charges                       --              --                --
 2008  Lowest contract charges                   12,313        6.420171            79,048
    Highest contract charges                         --              --                --
    Remaining contract charges                       --              --                --
 2007  Lowest contract charges                   29,134       10.019402           291,906
    Highest contract charges                         94        9.985693               934
    Remaining contract charges                    5,701              --            56,988
 2006  Lowest contract charges                  217,607        1.334751           290,452
    Highest contract charges                      9,473        1.296582            12,282
    Remaining contract charges                   44,221              --            57,718
 2005  Lowest contract charges                  225,603        1.202497           271,288
    Highest contract charges                        703        1.173958               826
    Remaining contract charges                   46,121              --            54,425

                                                            INVESTMENT
                                            EXPENSE           INCOME              TOTAL
SUB-ACCOUNT                                 RATIO*            RATIO**           RETURN***
--------------------------------------  ------------------------------------------------------
PRUDENTIAL SERIES INTERNATIONAL GROWTH
 2009  Lowest contract charges                1.40%              1.30%              34.54%
    Highest contract charges                  1.90%              1.29%              33.87%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                1.40%              1.31%             (51.18)%
    Highest contract charges                  1.90%              1.84%             (51.42)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                1.39%              0.38%              17.47%
    Highest contract charges                  1.75%              0.38%              17.06%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                1.40%              1.45%              18.81%
    Highest contract charges                  1.75%              1.45%              18.40%
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                1.39%              0.22%              14.19%
    Highest contract charges                  1.75%              0.22%              13.79%
    Remaining contract charges                  --                 --                  --
LEGG MASON CLEARBRIDGE VARIABLE EQUITY
 INCOME BUILDER PORTFOLIO
 2009  Lowest contract charges                1.40%              3.33%              21.20%
    Highest contract charges                    --                 --                  --
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                1.41%              0.68%             (35.92)%
    Highest contract charges                    --                 --                  --
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                0.94%              1.36%               0.55%
    Highest contract charges                  1.26%              0.79%               0.21%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                1.40%              2.12%              11.00%
    Highest contract charges                  1.90%              3.39%              10.45%
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                1.40%              1.95%               1.88%
    Highest contract charges                  0.94%             89.76%               1.37%
    Remaining contract charges                  --                 --                  --

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                                              UNIT           CONTRACT
SUB-ACCOUNT                                  UNITS        FAIR VALUE #    OWNERS' EQUITY
-----------------------------------------------------------------------------------------
LEGG MASON CLEARBRIDGE VARIABLE
 FUNDAMENTAL VALUE PORTFOLIO
 2009  Lowest contract charges                  125,299       $7.871215          $986,253
    Highest contract charges                      2,030        7.763991            15,760
    Remaining contract charges                    3,035              --            23,767
 2008  Lowest contract charges                  147,243        6.170510           908,565
    Highest contract charges                      2,623        6.116948            16,047
    Remaining contract charges                    5,093              --            31,285
 2007  Lowest contract charges                  220,928        9.866295         2,179,744
    Highest contract charges                      4,099        9.829750            40,289
    Remaining contract charges                   14,445              --           142,275
 2006  Lowest contract charges                1,743,672        1.553472         2,708,746
    Highest contract charges                     53,339        1.509106            80,495
    Remaining contract charges                  121,845              --           186,268
 2005  Lowest contract charges                1,999,252        1.333798         2,666,598
    Highest contract charges                     38,404        1.302192            50,010
    Remaining contract charges                  141,334              --           186,018
LEGG MASON WESTERN ASSET VARIABLE
 GLOBAL HIGH YIELD BOND PORTFOLIO
 2009  Lowest contract charges                   37,679        1.680391            63,316
    Highest contract charges                      5,129        1.626023             8,339
    Remaining contract charges                       --              --                --
 2008  Lowest contract charges                   53,153        1.095461            58,227
    Highest contract charges                      5,134        1.063733             5,462
    Remaining contract charges                       --              --                --
 2007  Lowest contract charges                   81,278        1.605919           130,526
    Highest contract charges                      5,137        1.564895             8,039
    Remaining contract charges                       --              --                --
 2006  Lowest contract charges                  149,388        1.629638           243,449
    Highest contract charges                      5,140        1.593576             8,191
    Remaining contract charges                       --              --                --
 2005  Lowest contract charges                  194,126        1.493640           289,954
    Highest contract charges                      5,144        1.465714             7,539
    Remaining contract charges                       --              --                --

                                                            INVESTMENT
                                            EXPENSE           INCOME              TOTAL
SUB-ACCOUNT                                 RATIO*            RATIO**           RETURN***
--------------------------------------  ------------------------------------------------------
LEGG MASON CLEARBRIDGE VARIABLE
 FUNDAMENTAL VALUE PORTFOLIO
 2009  Lowest contract charges                1.40%              1.33%              27.56%
    Highest contract charges                  1.90%              1.33%              26.93%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                1.41%              1.43%             (37.46)%
    Highest contract charges                  1.91%              1.26%             (37.77)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                1.03%              1.24%              (4.33)%
    Highest contract charges                  1.39%              1.00%              (4.65)%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                1.40%              1.29%              16.47%
    Highest contract charges                  1.90%              1.30%              15.89%
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                1.40%              0.87%               2.60%
    Highest contract charges                  1.79%              5.81%               2.09%
    Remaining contract charges                  --                 --                  --
LEGG MASON WESTERN ASSET VARIABLE
 GLOBAL HIGH YIELD BOND PORTFOLIO
 2009  Lowest contract charges                1.40%              9.34%              53.40%
    Highest contract charges                  1.74%             10.84%              52.86%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                1.40%              7.68%             (31.79)%
    Highest contract charges                  1.75%             11.09%             (32.03)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                1.40%              5.52%              (1.46)%
    Highest contract charges                  1.74%              7.21%              (1.80)%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                1.40%              4.90%               9.11%
    Highest contract charges                  1.75%              6.00%               8.72%
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                1.40%              6.13%               2.37%
    Highest contract charges                  1.76%              2.08%               2.01%
    Remaining contract charges                  --                 --                  --

-------------------------------------------------------------------------------

                                                              UNIT           CONTRACT
SUB-ACCOUNT                                  UNITS        FAIR VALUE #    OWNERS' EQUITY
-----------------------------------------------------------------------------------------
LEGG MASON CLEARBRIDGE VARIABLE
 INVESTORS PORTFOLIO
 2009  Lowest contract charges                  270,114       $1.157459          $312,646
    Highest contract charges                     14,042        1.107607            15,553
    Remaining contract charges                   20,911              --            23,840
 2008  Lowest contract charges                  322,956        0.942777           304,476
    Highest contract charges                     14,042        0.906691            12,732
    Remaining contract charges                   20,920              --            19,456
 2007  Lowest contract charges                  545,041        1.485115           809,448
    Highest contract charges                     20,987        1.435434            30,125
    Remaining contract charges                   34,429              --            50,520
 2006  Lowest contract charges                  614,137        1.449498           890,191
    Highest contract charges                     17,129        1.408038            24,118
    Remaining contract charges                   35,180              --            50,457
 2005  Lowest contract charges                  653,183        1.242971           811,888
    Highest contract charges                     36,179        1.231762            44,564
    Remaining contract charges                       --              --                --
VAN KAMPEN LIT GROWTH AND INCOME
 PORTFOLIO
 2009  Lowest contract charges                   31,238        9.010887           281,478
    Highest contract charges                      5,353       13.186444            70,591
    Remaining contract charges                  107,754              --         1,052,856
 2008  Lowest contract charges                   17,005        7.322402           124,517
    Highest contract charges                      5,355       10.893737            58,331
    Remaining contract charges                   78,630              --           651,471
 2007  Lowest contract charges                    3,924       17.229559            67,607
    Highest contract charges                      4,968       16.476878            81,850
    Remaining contract charges                   14,332              --           242,045
 2006  Lowest contract charges                    2,394       17.033843            40,772
    Highest contract charges                        734       16.903161            12,413
    Remaining contract charges                       --              --                --
 2005  Lowest contract charges                   10,126        1.170742            11,855
    Highest contract charges                         --              --                --
    Remaining contract charges                       --              --                --
VAN KAMPEN LIT COMSTOCK PORTFOLIO
 2009  Lowest contract charges                    6,787       13.131153            89,116
    Highest contract charges                      9,683       12.341037           119,496
    Remaining contract charges                   12,092              --           153,535
 2008  Lowest contract charges                    6,816       10.365093            70,648
    Highest contract charges                     10,548        9.854026           103,944
    Remaining contract charges                   12,263              --           123,639
 2007  Lowest contract charges                    6,221       16.364834           101,813
    Highest contract charges                     11,199       15.738155           176,247
    Remaining contract charges                   14,640              --           234,567
 2006  Lowest contract charges                    1,914       16.982646            32,506
    Highest contract charges                      2,522       16.521234            41,673
    Remaining contract charges                    4,989              --            83,535

                                                            INVESTMENT
                                            EXPENSE           INCOME              TOTAL
SUB-ACCOUNT                                 RATIO*            RATIO**           RETURN***
--------------------------------------  ------------------------------------------------------
LEGG MASON CLEARBRIDGE VARIABLE
 INVESTORS PORTFOLIO
 2009  Lowest contract charges                1.40%              1.86%              22.77%
    Highest contract charges                  1.90%              1.93%              22.16%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                1.41%              1.06%             (36.52)%
    Highest contract charges                  1.91%              1.00%             (36.84)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                1.40%              1.18%               2.46%
    Highest contract charges                  1.89%              1.27%               1.95%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                1.40%              1.65%              16.62%
    Highest contract charges                  1.90%              4.40%              16.03%
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                1.40%              1.23%               5.05%
    Highest contract charges                  1.55%              1.20%               4.89%
    Remaining contract charges                  --                 --                  --
VAN KAMPEN LIT GROWTH AND INCOME
 PORTFOLIO
 2009  Lowest contract charges                0.85%              3.72%              23.06%
    Highest contract charges                  2.50%              3.63%              21.05%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                0.70%                --              (30.20)%
    Highest contract charges                  2.51%              1.86%             (33.89)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                1.34%              1.03%               1.15%
    Highest contract charges                  2.48%              0.27%              (0.01)%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                1.34%                --               11.24%
    Highest contract charges                  1.68%                --               11.09%
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                1.84%              2.07%               3.06%
    Highest contract charges                    --                 --                  --
    Remaining contract charges                  --                 --                  --
VAN KAMPEN LIT COMSTOCK PORTFOLIO
 2009  Lowest contract charges                1.35%              4.33%              26.69%
    Highest contract charges                  2.50%              4.32%              25.24%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                1.35%              2.28%             (36.66)%
    Highest contract charges                  2.51%              2.31%             (37.39)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                1.34%              0.83%              (3.64)%
    Highest contract charges                  2.47%              0.44%              (4.74)%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                1.35%                --               11.38%
    Highest contract charges                  2.47%                --               10.90%
    Remaining contract charges                  --                 --                  --

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                                              UNIT           CONTRACT
SUB-ACCOUNT                                  UNITS        FAIR VALUE #    OWNERS' EQUITY
-----------------------------------------------------------------------------------------
WELLS FARGO ADVANTAGE VT ASSET
 ALLOCATION FUND
 2009  Lowest contract charges                   10,126       $1.073635           $10,871
    Highest contract charges                         --              --                --
    Remaining contract charges                       --              --                --
 2008  Lowest contract charges                   10,126        0.947268             9,592
    Highest contract charges                         --              --                --
    Remaining contract charges                       --              --                --
 2007  Lowest contract charges                   10,126        1.361298            13,784
    Highest contract charges                         --              --                --
    Remaining contract charges                       --              --                --
 2006  Lowest contract charges                   10,126        1.288809            13,050
    Highest contract charges                         --              --                --
    Remaining contract charges                       --              --                --
WELLS FARGO ADVANTAGE VT TOTAL RETURN
 BOND FUND
 2009  Lowest contract charges                    6,897        1.387455             9,569
    Highest contract charges                         --              --                --
    Remaining contract charges                       --              --                --
 2008  Lowest contract charges                    6,897        1.255427             8,659
    Highest contract charges                         --              --                --
    Remaining contract charges                       --              --                --
 2007  Lowest contract charges                    6,897        1.242914             8,573
    Highest contract charges                         --              --                --
    Remaining contract charges                       --              --                --
 2006  Lowest contract charges                    6,897        1.186333             8,183
    Highest contract charges                         --              --                --
    Remaining contract charges                       --              --                --
 2005  Lowest contract charges                    6,897        1.157855             7,986
    Highest contract charges                         --              --                --
    Remaining contract charges                       --              --                --
WELLS FARGO ADVANTAGE VT EQUITY INCOME
 FUND
 2009  Lowest contract charges                    8,100        1.029466             8,339
    Highest contract charges                      9,027        0.990225             8,938
    Remaining contract charges                       --              --                --
 2008  Lowest contract charges                   11,475        0.892888            10,246
    Highest contract charges                      8,113        0.863150             7,003
    Remaining contract charges                       --              --                --
 2007  Lowest contract charges                   14,341        1.424572            20,430
    Highest contract charges                      7,810        1.384045            10,809
    Remaining contract charges                       --              --                --
 2006  Lowest contract charges                   14,341        1.404613            20,143
    Highest contract charges                      7,970        1.371494            10,930
    Remaining contract charges                       --              --                --
 2005  Lowest contract charges                   14,752        1.200923            17,715
    Highest contract charges                     12,534        1.178478            14,772
    Remaining contract charges                       --              --                --

                                                            INVESTMENT
                                            EXPENSE           INCOME              TOTAL
SUB-ACCOUNT                                 RATIO*            RATIO**           RETURN***
--------------------------------------  ------------------------------------------------------
WELLS FARGO ADVANTAGE VT ASSET
 ALLOCATION FUND
 2009  Lowest contract charges                1.85%              2.06%              13.34%
    Highest contract charges                    --                 --                  --
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                1.85%              2.46%             (30.41)%
    Highest contract charges                    --                 --                  --
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                1.84%              2.25%               5.62%
    Highest contract charges                    --                 --                  --
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                1.85%              2.32%              10.09%
    Highest contract charges                    --                 --                  --
    Remaining contract charges                  --                 --                  --
WELLS FARGO ADVANTAGE VT TOTAL RETURN
 BOND FUND
 2009  Lowest contract charges                1.35%              4.51%              10.52%
    Highest contract charges                    --                 --                  --
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                1.35%              4.78%               1.01%
    Highest contract charges                    --                 --                  --
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                1.35%              4.57%               4.77%
    Highest contract charges                    --                 --                  --
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                1.35%              4.39%               2.46%
    Highest contract charges                    --                 --                  --
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                1.33%              3.78%               0.56%
    Highest contract charges                    --                 --                  --
    Remaining contract charges                  --                 --                  --
WELLS FARGO ADVANTAGE VT EQUITY INCOME
 FUND
 2009  Lowest contract charges                1.35%              2.03%              15.30%
    Highest contract charges                  1.85%              2.03%              14.72%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                1.36%              1.91%             (37.32)%
    Highest contract charges                  1.85%              1.94%             (37.64)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                1.35%              1.52%               1.42%
    Highest contract charges                  1.85%              1.50%               0.92%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                1.35%              1.56%              16.96%
    Highest contract charges                  1.85%              1.47%              16.38%
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                1.34%              1.70%               3.96%
    Highest contract charges                  1.84%              1.57%               3.44%
    Remaining contract charges                  --                 --                  --

-------------------------------------------------------------------------------

                                                              UNIT           CONTRACT
SUB-ACCOUNT                                  UNITS        FAIR VALUE #    OWNERS' EQUITY
-----------------------------------------------------------------------------------------
WELLS FARGO ADVANTAGE VT C&B LARGE CAP
 VALUE FUND
 2009  Lowest contract charges                    1,550       $1.037851            $1,609
    Highest contract charges                      7,812        1.027149             8,023
    Remaining contract charges                       --              --                --
 2008  Lowest contract charges                    1,488        0.817742             1,217
    Highest contract charges                      4,694        0.810118             3,802
    Remaining contract charges                       --              --                --
 2007  Lowest contract charges                    4,939        1.267393             6,260
    Highest contract charges                         --              --                --
    Remaining contract charges                       --              --                --
WELLS FARGO ADVANTAGE VT INTERNATIONAL
 CORE FUND
 2009  Lowest contract charges                    9,195        0.962713             8,853
    Highest contract charges                         --              --                --
    Remaining contract charges                       --              --                --
 2008  Lowest contract charges                    8,227        0.870506             7,162
    Highest contract charges                         --              --                --
    Remaining contract charges                       --              --                --
 2007  Lowest contract charges                    7,022        1.567025            11,003
    Highest contract charges                         --              --                --
    Remaining contract charges                       --              --                --
 2006  Lowest contract charges                    7,298        1.416803            10,340
    Highest contract charges                         --              --                --
    Remaining contract charges                       --              --                --
 2005  Lowest contract charges                    7,360        1.194669             8,793
    Highest contract charges                         --              --                --
    Remaining contract charges                       --              --                --
WELLS FARGO ADVANTAGE VT LARGE COMPANY
 GROWTH FUND
 2009  Lowest contract charges                    7,959        0.929860             7,401
    Highest contract charges                         --              --                --
    Remaining contract charges                       --              --                --
 2008  Lowest contract charges                    8,200        0.660646             5,418
    Highest contract charges                         --              --                --
    Remaining contract charges                       --              --                --
 2007  Lowest contract charges                    7,840        1.103110             8,648
    Highest contract charges                         --              --                --
    Remaining contract charges                       --              --                --
 2006  Lowest contract charges                    7,809        1.044218             8,154
    Highest contract charges                         --              --                --
    Remaining contract charges                       --              --                --
 2005  Lowest contract charges                    6,863        1.039324             7,132
    Highest contract charges                         --              --                --
    Remaining contract charges                       --              --                --

                                                            INVESTMENT
                                            EXPENSE           INCOME              TOTAL
SUB-ACCOUNT                                 RATIO*            RATIO**           RETURN***
--------------------------------------  ------------------------------------------------------
WELLS FARGO ADVANTAGE VT C&B LARGE CAP
 VALUE FUND
 2009  Lowest contract charges                1.56%              1.65%              26.92%
    Highest contract charges                  1.65%              1.75%              26.79%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                1.55%              1.28%             (36.02)%
    Highest contract charges                  1.65%              1.52%             (36.08)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                1.60%              3.41%              (2.79)%
    Highest contract charges                    --                 --                  --
    Remaining contract charges                  --                 --                  --
WELLS FARGO ADVANTAGE VT INTERNATIONAL
 CORE FUND
 2009  Lowest contract charges                1.85%              3.15%              10.59%
    Highest contract charges                    --                 --                  --
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                1.85%              1.98%             (44.45)%
    Highest contract charges                    --                 --                  --
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                1.84%              0.01%              10.60%
    Highest contract charges                    --                 --                  --
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                1.85%              1.69%              18.59%
    Highest contract charges                    --                 --                  --
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                1.83%              2.85%               7.67%
    Highest contract charges                    --                 --                  --
    Remaining contract charges                  --                 --                  --
WELLS FARGO ADVANTAGE VT LARGE COMPANY
 GROWTH FUND
 2009  Lowest contract charges                1.85%              0.38%              40.75%
    Highest contract charges                    --                 --                  --
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                1.86%              0.28%             (40.11)%
    Highest contract charges                    --                 --                  --
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                1.84%                --                5.64%
    Highest contract charges                    --                 --                  --
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                1.85%                --                0.47%
    Highest contract charges                    --                 --                  --
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                1.83%              0.18%               3.76%
    Highest contract charges                    --                 --                  --
    Remaining contract charges                  --                 --                  --

SEPARATE ACCOUNT SEVEN

HARTFORD LIFE INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
DECEMBER 31, 2009

-------------------------------------------------------------------------------

                                                              UNIT           CONTRACT
SUB-ACCOUNT                                  UNITS        FAIR VALUE #    OWNERS' EQUITY
-----------------------------------------------------------------------------------------
WELLS FARGO ADVANTAGE VT SMALL CAP
 GROWTH FUND
 2009  Lowest contract charges                      496       $1.356932              $674
    Highest contract charges                      4,155        1.322620             5,496
    Remaining contract charges                    3,502              --             4,702
 2008  Lowest contract charges                      555        0.902819               501
    Highest contract charges                      4,317        0.882620             3,810
    Remaining contract charges                    2,453              --             2,194
 2007  Lowest contract charges                    2,411        1.552301             3,743
    Highest contract charges                      4,212        1.534932             6,464
    Remaining contract charges                       --              --                --
 2006  Lowest contract charges                    4,770        1.373834             6,553
    Highest contract charges                         --              --                --
    Remaining contract charges                       --              --                --
 2005  Lowest contract charges                    4,601        1.140072             5,246
    Highest contract charges                         --              --                --
    Remaining contract charges                       --              --                --
WELLS FARGO ADVANTAGE VT DISCOVERY
 FUND
 2009  Lowest contract charges                      223       11.675368             2,609
    Highest contract charges                         --              --                --
    Remaining contract charges                       --              --                --
 2008  Lowest contract charges                      225        8.434447             1,898
    Highest contract charges                         --              --                --
    Remaining contract charges                       --              --                --

                                                            INVESTMENT
                                            EXPENSE           INCOME              TOTAL
SUB-ACCOUNT                                 RATIO*            RATIO**           RETURN***
--------------------------------------  ------------------------------------------------------
WELLS FARGO ADVANTAGE VT SMALL CAP
 GROWTH FUND
 2009  Lowest contract charges                1.58%                --               50.30%
    Highest contract charges                  1.85%                --               49.85%
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                1.55%                --              (42.33)%
    Highest contract charges                  1.86%                --              (42.50)%
    Remaining contract charges                  --                 --                  --
 2007  Lowest contract charges                1.60%                --               11.95%
    Highest contract charges                  1.85%                --               11.73%
    Remaining contract charges                  --                 --                  --
 2006  Lowest contract charges                1.85%                --               20.50%
    Highest contract charges                    --                 --                  --
    Remaining contract charges                  --                 --                  --
 2005  Lowest contract charges                1.82%                --                4.30%
    Highest contract charges                    --                 --                  --
    Remaining contract charges                  --                 --                  --
WELLS FARGO ADVANTAGE VT DISCOVERY
 FUND
 2009  Lowest contract charges                1.35%                --               38.43%
    Highest contract charges                    --                 --                  --
    Remaining contract charges                  --                 --                  --
 2008  Lowest contract charges                1.35%                --              (45.10)%
    Highest contract charges                    --                 --                  --
    Remaining contract charges                  --                 --                  --

* This represents the annualized contract expenses of the Sub-Account for the year indicated and includes only those expenses that are charged through a reduction in the unit values. Excluded are expenses of the Funds and charges made directly to contract owner accounts through the redemption of units.

** These amounts represent the dividends, excluding distributions of capital gains, received by the Sub-Account from the Fund, net of management fees assessed by the Fund's Manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense risk charges, that result in direct reductions in the unit values. The recognition of investment income by the Sub-Account is affected by the timing of the declaration of dividends by the Fund in which the Sub-Accounts invest.

*** This represents the total return for the year indicated and reflects a deduction only for expenses assessed through the daily unit value calculation. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented. Investment options with a date notation indicate the effective date of that investment option in the Account. The total return is calculated for the year indicated or from the effective date through the end of the reporting period.

#  Rounded unit values

-------------------------------------------------------------------------------

    Summary of the Account's expense charges, including Mortality and Expense Risk Charges, Administrative Charges, Riders (if applicable), Annual Maintenance Fees and Distribution Charges assessed. These fees are either assessed as a direct reduction in unit values or through a redemption of units for all contracts contained within the Account.

MORTALITY AND EXPENSE RISK CHARGES:

    The Company will charge an expense ranging from 0.10% to 1.55% of the contract's value for mortality and expense risks undertaken by the Company.

    These charges are a reduction in unit values.

ADMINISTRATIVE CHARGES:

    The Company will charge an expense ranging from 0.15% to 0.20% of the contract's value for administrative services provided by the Company.

    These charges are a reduction in unit values.

RIDERS:

    The Company will charge an expense for various Rider charges, such as MAV/EPB Death Benefit Charge, The Hartford's Principal First Charge, The Hartford's Principal First Preferred Charge, MAV70 Death Benefit Charge, Optional Death Benefit Charge and Earnings Protection Benefit Charge. These charges range from 0.15% to 0.75% of the contract's value.

    These charges are a reduction in unit values.

    The Company will charge an expense for Rider charges related to The Hartford's Lifetime Income Foundation, The Hartford's Lifetime Income Builder, The Hartford's Lifetime Income Builder II, The Hartford's Lifetime Income Builder Selects, and The Hartford's Lifetime Income Builder Portfolios. The Company initially makes deductions of 0.30%, 0.40%, 0.40%, 0.55% and 0.65% respectively. The Company has the right to increase both The Hartford's Lifetime Income Builder and The Hartford's Lifetime Income Builder II to a maximum charge of 0.75% and the right to increase both The Hartford's Lifetime Income Selects and The Hartford's Lifetime Income Portfolios to a maximum charge of 1.50%. The Company also offers a Return of Premium Death Benefit rider. This charge is based on a percentage of premium payments adjusted for surrenders on each contract anniversary. The current rider charge is 0.30%. The Company has a right to increase this charge up to a maximum of 0.75%.

    These charges are a redemption of units.

ANNUAL MAINTENANCE FEE:

    An annual maintenance fee of $30 may be charged to the contract's value each contract year. However, this fee is not applicable to contracts with values of $50,000 or more, as determined on the most recent contract anniversary. These expenses are included in surrenders for benefit payments and fees in the accompanying statements of changes in net assets.

    These charges are a redemption of units.

DISTRIBUTION CHARGE:

    A Distribution Charge of 0.75% may be charged to the contract's value each year at the contract anniversary date. This charge is based on a percentage of remaining gross premiums with each premium payment having its own Distribution Charge schedule. The Distribution Charge is reduced to 0.0% after the completion of eight years after each respective premium payment.

    This charge is a redemption of units.

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of Hartford Life Insurance Company
Hartford, Connecticut

We have audited the accompanying consolidated balance sheets of Hartford Life Insurance Company and subsidiaries (the "Company") as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in stockholder's equity, and cash flows for each of the three years in the period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal controls over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Hartford Life Insurance Company and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 of the consolidated financial statements, the Company changed its method of accounting and reporting for other-than-temporary impairments in 2009 and for the fair value measurement of financial instruments in 2008.

Deloitte & Touche LLP
Hartford, Connecticut
February 23, 2010

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                           FOR THE YEARS ENDED
                                                               DECEMBER 31,
                                                     2009          2008          2007
                                                              (IN MILLIONS)
-------------------------------------------------------------------------------------------
REVENUES
 Fee income and other                                $3,752        $4,155       $4,470
 Earned premiums                                        377           984          983
 Net investment income (loss)
 Securities available-for-sale and other              2,505         2,588        3,056
 Equity securities held for trading                     343          (246)           1
 Total net investment income                          2,848         2,342        3,057
 Net realized capital gains (losses):
 Total other-than-temporary impairment ("OTTI")
  losses                                             (1,722)       (1,888)        (339)
 OTTI losses recognized in other comprehensive
  income                                                530            --           --
                                                    -------       -------       ------
 Net OTTI losses recognized in earnings              (1,192)       (1,888)        (339)
 Net realized capital gains (losses), excluding
  net OTTI losses recognized in earnings                315        (3,875)        (595)
                                                    -------       -------       ------
                 TOTAL NET REALIZED CAPITAL LOSSES     (877)       (5,763)        (934)
                                                    -------       -------       ------
                                    TOTAL REVENUES    6,100         1,718        7,576
                                                    -------       -------       ------
BENEFITS, LOSSES AND EXPENSES
 Benefits, loss and loss adjustment expenses         3, 716         4,047        3,982
 Benefits, loss and loss adjustment expenses --
  returns credited on International unit-linked
  bonds and pension products                            343          (246)           1
 Insurance expenses and other                         1,850         1,940        1,832
 Amortization of deferred policy acquisition costs
  and present value of future profits                 3,727         1,620          605
 Goodwill impairment                                     --           184           --
 Dividends to policyholders                              12            13           11
                                                    -------       -------       ------
               TOTAL BENEFITS, LOSSES AND EXPENSES    9,648         7,558        6,431
                                                    -------       -------       ------
           INCOME (LOSS) BEFORE INCOME TAX EXPENSE   (3,548)       (5,840)       1,145
 Income tax expense (benefit)                        (1,401)       (2,181)         252
                                                    -------       -------       ------
                                 NET INCOME (LOSS)   (2,147)      $(3,659)        $893
                                                    -------       -------       ------
       LESS: NET (INCOME) LOSS ATTRIBUTABLE TO THE
                           NONCONTROLLING INTEREST      (10)          105           (7)
                                                    -------       -------       ------
   NET INCOME (LOSS) ATTRIBUTABLE TO HARTFORD LIFE
                                 INSURANCE COMPANY  $(2,157)      $(3,554)        $886
                                                    -------       -------       ------

                SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

                                                   AS OF DECEMBER 31,
                                                 2009              2008
                                                  (IN MILLIONS, EXCEPT
                                                     FOR SHARE DATA)
--------------------------------------------------------------------------------
ASSETS
 Investments
 Fixed maturities, available-for-sale, at
  fair value (amortized cost of $44,284 and
  $48,444)                                        $40,403           $39,560
 Equity securities, held for trading, at
  fair value (cost of $2,359 and $1,830)            2,443             1,634
 Equity securities, available for sale, at
  fair value (cost of $447 and $614)                  419               434
 Policy loans, at outstanding balance               2,120             2,154
 Mortgage loans (net of allowances for loan
  losses of $260 and $13)                           4,304             4,896
 Limited partnership and other alternative
  investments                                         759             1,033
 Other investments                                    338             1,237
 Short-term investments                             5,128             5,742
                                              -----------       -----------
                           TOTAL INVESTMENTS       55,914            56,690
                                              -----------       -----------
 Cash                                                 793               661
 Premiums receivable and agents' balances,
  net                                                  69                25
 Reinsurance recoverables, net                      3,140             3,195
 Deferred income taxes, net                         3,066             3,444
 Deferred policy acquisition costs and
  present value of future profits                   5,779             9,944
 Goodwill                                             470               462
 Other assets                                       1,709             3,267
 Separate account assets                          150,380           130,171
                                              -----------       -----------
                                TOTAL ASSETS     $221,320          $207,859
                                              -----------       -----------
LIABILITIES
 Reserve for future policy benefits and
  unpaid losses and loss adjustment expenses       11,318            10,602
 Other policyholder funds and benefits
  payable                                          43,526            52,647
 Other policyholder funds and benefits
  payable -- International unit-liked bonds
  and pension products                              2,419             1,613
 Consumer notes                                     1,136             1,210
 Other liabilities                                  6,245             8,373
 Separate account liabilities                     150,380           130,171
                                              -----------       -----------
                           TOTAL LIABILITIES      215,024           204,616
                                              -----------       -----------
COMMITMENTS AND CONTINGENT LIABILITIES (NOTE
 10)
STOCKHOLDER'S EQUITY
 Common stock -- 1,000 shares authorized,
  issued and outstanding, par value $5,690              6                 6
 Capital surplus                                    8,457             6,157
 Accumulated other comprehensive loss, net
  of tax                                           (1,941)           (4,531)
 Retained earnings                                   (287)            1,446
                                              -----------       -----------
                  TOTAL STOCKHOLDER'S EQUITY        6,235             3,078
                                              -----------       -----------
 Noncontrolling interest                               61               165
                                              -----------       -----------
                                TOTAL EQUITY        6,296             3,243
                                              -----------       -----------
  TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY     $221,320          $207,859
                                              -----------       -----------

                SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

                                                                                      ACCUMULATED OTHER
                                                                                 COMPREHENSIVE INCOME (LOSS)
                                                                  NET UNREALIZED          NET (LOSS)
                                                                     CAPITAL             GAIN ON CASH             FOREIGN
                                  COMMON                          GAINS (LOSSES)         FLOW HEDGING            CURRENCY
                                   STOCK           CAPITAL        ON SECURITIES,         INSTRUMENTS,           TRANSLATION
                                                   SURPLUS          NET OF TAX            NET OF TAX               ADJS
                                                                          (IN MILLIONS)
----------------------------------------------------------------------------------------------------------------------------------
2009
Balance, December 31, 2008           $6            $6,157             $(4,806)                $440                 $(165)
Comprehensive income
 Net loss
Other comprehensive income,
 net of tax (1)
 Net change in unrealized
  capital gains (losses) on
  securities (2)                                                       3,229
 Net gains on cash flow
  hedging instruments                                                                         (292)
 Cumulative translation
  adjustments                                                                                                        115
                                                                                                                   -----
Total other comprehensive
 income
 Total comprehensive income
Capital contribution from
 parent (3)                                         2,300
Dividends declared
 Cumulative effect of
  accounting changes, net of
  tax                                                                   (462)
                                                                      ------
Change in noncontrolling
 interest ownership
Noncontrolling income (loss)
   BALANCE, DECEMBER 31, 2009        $6            $8,457             $(2,039)                $148                  $(50)
                                    ---            ------             ------                 -----                 -----
2008
Balance, December 31, 2007           $6            $3,746              $(318)                $(137)                   $8
Comprehensive income
 Net loss
Other comprehensive income,
 net of tax (1)
 Net change in unrealized
  capital gains (losses) on
  securities (2)                                                      (4,488)
 Net loss on cash flow
  hedging instruments                                                                          577
 Cumulative translation
  adjustments                                                                                                       (173)
Total other comprehensive
 loss
 Total comprehensive loss
Capital contribution from
 parent (3)                                         2,411
Dividends declared
 Cumulative effect of
  accounting changes, net of
  tax
Change in noncontrolling
 interest ownership
Noncontrolling income (loss)
   BALANCE, DECEMBER 31, 2008        $6            $6,157             $(4,806)                $440                 $(165)
                                    ---            ------             ------                 -----                 -----
2007
Balance, December 31, 2006
Comprehensive income                 $6            $3,317               $503                 $(210)                  $(4)
 Net income
Other comprehensive income,
 net of tax (1)
 Net change in unrealized
  capital gains (losses) on
  securities (2)                                                        (821)
 Net loss on cash flow
  hedging instruments                                                                           73
 Cumulative translation
  adjustments                                                                                                         12
Total other comprehensive
 income
 Total comprehensive income
Capital contribution from
 parent                                               429
Dividends declared
 Cumulative effect of
  accounting changes, net of
  tax
Change in noncontrolling
 interest ownership
Noncontrolling income (loss)
   BALANCE, DECEMBER 31, 2007        $6            $3,746              $(318)                $(137)                   $8
                                    ---            ------             ------                 -----                 -----


                                                                                  NON-
                                                           TOTAL              CONTROLLING
                                   RETAINED            STOCKHOLDER'S            INTEREST          TOTAL
                                   EARNINGS                EQUITY              (NOTE 17)          EQUITY
                                                             (IN MILLIONS)
-----------------------------  ------------------------------------------------------------------------------
2009
Balance, December 31, 2008          $1,446                 $3,078                 $165            $3,243
Comprehensive income
 Net loss                           (2,157)                (2,157)                                (2,157)
Other comprehensive income,
 net of tax (1)
 Net change in unrealized
  capital gains (losses) on
  securities (2)                                            3,229                                  3,229
 Net gains on cash flow
  hedging instruments                                        (292)                                  (292)
 Cumulative translation
  adjustments                                                 115                                    115
                                                           ------
Total other comprehensive
 income                                                     3,052                                  3,052
 Total comprehensive income                                   895                                    895
Capital contribution from
 parent (3)                                                 2,300                                  2,300
Dividends declared                     (38)                   (38)                                   (38)
 Cumulative effect of
  accounting changes, net of
  tax                                  462                     --                                     --
                                    ------                 ------                                 ------
Change in noncontrolling
 interest ownership                                                               (114)             (114)
                                                                                  ----            ------
Noncontrolling income (loss)                                                        10                10
                                                                                  ----            ------
   BALANCE, DECEMBER 31, 2009        $(287)                $6,235                  $61             6,296
                                    ------                 ------                 ----            ------
2008
Balance, December 31, 2007          $5,315                 $8,620                 $255            $8,875
Comprehensive income
 Net loss                           (3,554)                (3,554)                                (3,554)
Other comprehensive income,
 net of tax (1)
 Net change in unrealized
  capital gains (losses) on
  securities (2)                                           (4,488)                                (4,488)
 Net loss on cash flow
  hedging instruments                                         577                                    577
 Cumulative translation
  adjustments                                                (173)                                  (173)
                                                           ------                                 ------
Total other comprehensive
 loss                                                      (4,084)                                (4,084)
                                                           ------                                 ------
 Total comprehensive loss                                  (7,638)                                (7,638)
Capital contribution from
 parent (3)                                                 2,411                                  2,411
Dividends declared                    (313)                  (313)                                  (313)
 Cumulative effect of
  accounting changes, net of
  tax                                   (2)                    (2)                                    (2)
                                    ------                 ------                                 ------
Change in noncontrolling
 interest ownership                                                                 15                15
                                                                                  ----            ------
Noncontrolling income (loss)                                                      (105)             (105)
   BALANCE, DECEMBER 31, 2008       $1,446                 $3,078                 $165            $3,243
                                    ------                 ------                 ----            ------
2007
Balance, December 31, 2006
Comprehensive income                $4,894                 $8,506                 $142            $8,648
 Net income                            886                    886                                    886
Other comprehensive income,
 net of tax (1)
 Net change in unrealized
  capital gains (losses) on
  securities (2)                                             (821)                                  (821)
 Net loss on cash flow
  hedging instruments                                          73                                     73
 Cumulative translation
  adjustments                                                  12                                     12
                                                           ------                                 ------
Total other comprehensive
 income                                                      (736)                                  (736)
                                                           ------                                 ------
 Total comprehensive income                                   150                                    150
Capital contribution from
 parent                                                       429                                    429
Dividends declared                    (461)                  (461)                                  (461)
 Cumulative effect of
  accounting changes, net of
  tax                                   (4)                    (4)                                    (4)
                                    ------                 ------                                 ------
Change in noncontrolling
 interest ownership                                                                106               106
                                                                                  ----            ------
Noncontrolling income (loss)                                                         7                 7
                                                                                  ----            ------
   BALANCE, DECEMBER 31, 2007       $5,315                 $8,620                 $255            $8,875
                                    ------                 ------                 ----            ------

(1) Net change in unrealized capital gain on securities is reflected net of tax provision (benefit) and other items of $(1,739), $2,416 and $443 for the years ended December 31, 2009, 2008 and 2007, respectively. Net (loss) gain on cash flow hedging instruments is net of tax provision (benefit) of $157, $(310) and $(39) for the years ended December 31, 2009, 2008 and 2007, respectively. There is no tax effect on cumulative translation adjustments.

(2) There were reclassification adjustments for after-tax gains (losses) realized in net income of $(1,076), $(1,396), and $(135) for the years ended December 31, 2009, 2008 and 2007, respectively.

(3) The Company received $2.1 billion in capital contributions from its parent and returned capital of $700 to its parent. The Company received noncash capital contributions of $887 as a result of valuations associated with the October 1st reinsurance transaction with an affiliated captive reinsurer. Refer to Note 16 Transactions with Affiliates. The Company received a noncash asset capital contribution of $180 from its parent company during 2008.

                SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                              FOR THE YEARS ENDED
                                                  DECEMBER 31,
                                       2009           2008           2007
                                                 (IN MILLIONS)
--------------------------------------------------------------------------------
OPERATING ACTIVITIES
 Net income(loss)                     $(2,147)       $(3,659)          $893
 ADJUSTMENTS TO RECONCILE NET
  INCOME(LOSS) TO NET CASH PROVIDED
  BY OPERATING ACTIVITIES
 Amortization of deferred policy
  acquisition costs and present
  value of future profits               3,727          1,620            605
 Additions to deferred policy
  acquisition costs and present
  value of future profits                (674)        (1,258)        (1,557)
 Change in:
 Reserve for future policy
  benefits, unpaid losses and loss
  adjustment expenses                     574          1,161          1,228
 Reinsurance recoverables                  66            (29)          (235)
 Receivables and other assets             (20)            66            188
 Payables and accruals                    420           (369)           585
 Accrued and deferred income taxes       (797)        (2,166)          (112)
 Net realized capital losses              877          5,763            934
 Net receipts from investment
  contracts related to policyholder
  funds -- International unit-
  linked bonds and pension products       804            396            867
 Net increase in equity securities
  held for trading                       (809)          (386)          (877)
 Depreciation and amortization            173             78            441
 Goodwill impairment                       --            184             --
 Other, net                               328           (190)          (345)
                                     --------       --------       --------
    NET CASH PROVIDED BY (USED FOR)
               OPERATING ACTIVITIES    $2,522         $1,211         $2,615
                                     --------       --------       --------
INVESTING ACTIVITIES
 Proceeds from the
  sale/maturity/prepayment of:
 Fixed maturities and short-term
  investments, available for sale     $37,224        $12,104        $19,094
 Equity securities,
  available-for-sale                      162            140            315
 Mortgage loans                           413            325            958
 Partnerships                             173            250            175
 Payments for the purchase of:
 Fixed maturities and short-term
  investments, available for sale     (35,519)       (18,216)       (22,027)
 Equity securities,
  available-for-sale                      (61)          (144)          (484)
 Mortgage loans                          (197)        (1,067)        (2,492)
 Partnerships                            (121)          (330)          (607)
 Derivative net                          (520)         1,170           (274)
 Purchase price of businesses
  acquired                                 --            (78)           (10)
 Change in policy loans, net               34           (139)            (6)
 Change in payables for collateral
  under securities lending, net        (1,805)          (974)         1,306
 Change in all other, net                  25            362)          (320)
                                     --------       --------       --------
    NET CASH PROVIDED BY (USED FOR)
               INVESTING ACTIVITIES     $(192)       $(6,597)       $(4,372)
                                     --------       --------       --------
FINANCING ACTIVITIES
 Deposits and other additions to
  investment and universal
  life-type contracts                  13,398         22,449        .33,282
 Withdrawals and other deductions
  from investment and universal
  life-type contracts                 (23,487)       (28,105)       (31,299)
 Net transfers (to)/from separate
  accounts related to investment
  and universal life-type contracts     6,805          7,074           (607)
 Issuances (repayments) of
  structured financing                   (189)         2,001             --
 Capital contributions (1),(2)          1,397          2,231            397
 Dividends paid (1)                       (33)          (299)          (459)
 Net Issuances/(Repayments) at
  maturity or settlement of
  consumer notes                          (74)           401            551
                                     --------       --------       --------
    NET CASH PROVIDED BY (USED FOR)
               FINANCING ACTIVITIES   $(2,183)        $5,752         $1,865
                                     --------       --------       --------
 Impact of foreign exchange               (15)          (128)             3
 Net (decrease) increase in cash          132            238            111
 Cash -- beginning of year                661            423            312
                                     --------       --------       --------
 Cash -- end of year                     $793           $661           $423
                                     --------       --------       --------
Supplemental Disclosure of Cash
 Flow Information:
 Net Cash Paid (Received) During
  the Year for:
 Income taxes                           $(282)         $(183)          $329

SUPPLEMENTAL SCHEDULE OF NONCASH OPERATING AND FINANCING ACTIVITIES:

(1) The Company made noncash dividends of $5 related to the assumed reinsurance agreements with Hartford Life Insurance K.K. The Company made noncash dividends of $54 and received a noncash capital contributions of $180 from its parent company during 2008 related to the assumed reinsurance agreement with Hartford Life Insurance K.K.

(2) The Company received noncash capital contributions of $887 as a result of valuations associated with an October 1st reinsurance transaction with an affiliated captive reinsurer. Refer to Note 16 Transactions with Affiliates for further discussion of this transaction.

                SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DOLLAR AMOUNTS IN MILLIONS, UNLESS OTHERWISE STATED)

--------------------------------------------------------------------------------

1. BASIS OF PRESENTATION AND ACCOUNTING POLICIES

Hartford Life Insurance Company (together with its subsidiaries, "HLIC", "Company", "we" or "our") is a provider of insurance and investment products in the United States ("U.S.") and is an indirect wholly-owned subsidiary of The Hartford Financial Services Group, Inc. ("The Hartford").

The Consolidated Financial Statements have been prepared on the basis of accounting principles generally accepted in the U.S. ("U.S. GAAP"), which differ materially from the accounting practices prescribed by various insurance regulatory authorities.

CONSOLIDATION

The Consolidated Financial Statements include the accounts of Hartford Life Insurance Company, companies in which the Company directly or indirectly has a controlling financial interest and those variable interest entities ("VIEs") in which the Company is required to consolidate. Entities in which HLIC has significant influence over the operating and financing decisions but are not required to consolidate are reported using the equity method. Material intercompany transactions and balances between HLIC and its subsidiaries have been eliminated. For further information on VIEs, see Note 4.

USE OF ESTIMATES

The preparation of financial statements, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The most significant estimates include those used in determining estimated gross profits used in the valuation and amortization of assets and liabilities associated with variable annuity and other universal life-type contracts; living benefits required to be fair valued; valuation of investments and derivative instruments, evaluation of other-than-temporary impairments on available-for-sale securities; and contingencies relating to corporate litigation and regulatory matters; goodwill impairment and valuation allowance on deferred tax assets. Certain of these estimates are particularly sensitive to market conditions, and deterioration and/or volatility in the worldwide debt or equity markets could have a material impact on the Consolidated Financial Statements.

SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2009 and through the Consolidated Financial Statement issuance date of February 23, 2010. The Company has not evaluated subsequent events after that date for presentation in these Consolidated Financial Statements.

RECLASSIFICATIONS

Certain reclassifications have been made to prior year financial information to conform to the current year presentation.

ADOPTION OF NEW ACCOUNTING STANDARDS

OTHER-THAN-TEMPORARY IMPAIRMENTS

In April 2009, the Financial Accounting Standards Board ("FASB") updated the guidance related to the recognition and presentation of other-than-temporary impairments. The Company adopted this new guidance for its interim reporting period ending on June 30, 2009 and upon adoption of this guidance, the Company recognized a $462, net of tax and deferred acquisition costs, increase to Retained Earnings with an offsetting decrease in Accumulated Other Comprehensive Income. See Note 4 for the Company's accounting policy and disclosures.

NONCONTROLLING INTERESTS IN CONSOLIDATED FINANCIAL STATEMENTS

A noncontrolling interest refers to the minority interest portion of the equity of a subsidiary that is not attributable directly or indirectly to a parent. This updated guidance establishes accounting and reporting standards that require for-profit entities that prepare consolidated financial statements to:
(a) present noncontrolling interests as a component of equity, separate from the parent's equity, (b) separately present the amount of consolidated net income attributable to noncontrolling interests in the income statement, (c) consistently account for changes in a parent's ownership interests in a subsidiary in which the parent entity has a controlling financial interest as equity transactions, (d) require an entity to measure at fair value its remaining interest in a subsidiary that is deconsolidated, and (e) require an entity to provide sufficient disclosures that identify and clearly distinguish between interests of the parent and interests of noncontrolling owners. This guidance applies to all for-profit entities that prepare consolidated financial statements, and affects those for-profit entities that have outstanding noncontrolling interests in one or more subsidiaries or that deconsolidate a subsidiary. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 with earlier adoption prohibited. Upon adoption of this guidance on January 1, 2009, the Company reclassified $142 of noncontrolling interest, recorded in other liabilities, to equity as of January 1, 2007. The adoption of this guidance resulted in certain reclassifications of noncontrolling interests within the Company's Consolidated Statements of Operations. See Note 4 for the Company's accounting policy and disclosures.

FUTURE ADOPTION OF NEW ACCOUNTING STANDARDS

AMENDMENTS TO CONSOLIDATION GUIDANCE FOR VIES

In June 2009, the FASB issued accounting guidance which amends the current quantitative consolidation requirements applicable to variable interest entities ("VIE"). Under this new guidance, an entity would consolidate a VIE when the entity has both the (a) the power to direct the activities of a VIE that most significantly impact the entity's economic performance and (b) The obligation to absorb losses of the entity that could potentially be significant to the VIE or the right to receive benefits from the entity that could potentially be significant to the VIE. The FASB also issued a proposed amendment to this guidance in January 2010 which defers application of this guidance to certain entities that apply specialized accounting guidance for investment companies.

The Company adopted this updated guidance on January 1, 2010, the effective date. As a result of adoption, in addition to those VIEs the Company currently consolidates under the old guidance, the Company determined it will consolidate a Company sponsored collateralized debt obligation ("CDO") and a Company sponsored collateralized loan obligation ("CLO") that are VIEs. The Company expects the impact of these consolidations on its consolidated financial statements to be an increase in assets and increase in liabilities of approximately $350 million. The Company concluded that it has control over the activities that most significantly impact the economic performance of these VIEs as they provide collateral management services, earn a fee for these services and also have investments issued by the entities. These vehicles issued debt and the debt holders have no recourse to the general credit of the Company. The Company's maximum exposure to loss for these vehicles is their investment in the entities, fair valued at $240 million as of December 31, 2009.

The Company's has investments in mutual funds, limited partnerships and other alternative investments including hedge funds, mortgage and real estate funds, mezzanine debt funds, and private equity and other funds which may be VIEs. The accounting for these investments will remain unchanged as they fall within the scope of the proposed deferral of this new consolidation guidance.

SIGNIFICANT ACCOUNTING POLICIES

The Company's significant accounting policies are described below or are referenced below to the applicable Note where the description is included.

ACCOUNTING POLICY                                                      Note
--------------------------------------------------------------------------------
Fair Value Measurements                                                   3
Investments and Derivative Instruments                                    4
Reinsurance                                                               5
Deferred Policy Acquisition Costs and Present Value of Future
 Profits                                                                  6
Goodwill and Other Intangible Assets                                      7
Separate Accounts                                                         8
Sales Inducements                                                         9
Commitments and Contingencies                                            10
Income Taxes                                                             11

DIVIDENDS TO POLICYHOLDERS

Policyholder dividends are paid to certain policies, which are referred to as participating policies. Such dividends are accrued using an estimate of the amount to be paid based on underlying contractual obligations under policies and applicable state laws.

Participating life insurance in-force accounted for 7% as of December 31, 2009, 2008 and 2007 of total life insurance in-force. Dividends to policyholders were $12, $13 and $11 for the years ended December 31, 2009, 2008 and 2007, respectively. There were no additional amounts of income allocated to participating policyholders. If limitations exist on the amount of net income from participating life insurance contracts that may be distributed to stockholder's, the policyholder's share of net income on those contracts that cannot be distributed is excluded from stockholder's equity by a charge to operations and a credit to a liability.

FOREIGN CURRENCY TRANSLATION

Foreign currency translation gains and losses are reflected in stockholders' equity as a component of accumulated other comprehensive income. The Company's foreign subsidiaries' balance sheet accounts are translated at the exchange rates in effect at each year end and income statement accounts are translated at the average rates of exchange prevailing during the year. The national currencies of the international operations are generally their functional currencies.

MUTUAL FUNDS

The Company maintains a retail mutual fund operation, whereby the Company, through wholly-owned subsidiaries, provides investment management and administrative services to series of The Hartford Mutual Funds, Inc.; The Hartford Mutual Funds II, Inc.; and The Hartford Income Shares Fund, Inc. (collectively, "mutual funds"), consisting of 52 mutual funds and 1 closed-end fund, as of December 31, 2009. The Company charges fees to these funds, which are recorded as revenue by the Company. These funds are registered with the Securities and Exchange Commission under the Investment Company Act of 1940. The Company, through its wholly-owned subsidiaries, also provides investment management and administrative services (for which it receives revenue) for 18 mutual funds established under the laws of the Province of Ontario, Canada, and registered with the Ontario Securities Commission.

The mutual funds are owned by the shareholders of those funds and not by the Company. As such, the mutual fund assets and liabilities and related investment returns are not reflected in the Company's consolidated financial statements since they are not assets, liabilities and operations of the Company.

OTHER POLICYHOLDER FUNDS AND BENEFITS PAYABLE

The Company has classified its fixed and variable annuities, 401(k), certain governmental annuities, private placement life insurance, variable universal life insurance, universal life insurance and interest sensitive whole life insurance as universal life-type contracts. The liability for universal life-type contracts is equal to the balance that accrues to the benefit of the policyholders as of the financial statement date (commonly referred to as the account value), including credited interest, amounts that have been assessed to compensate the Company for services to be performed over future periods, and any amounts previously assessed against policyholders that are refundable on termination of the contract.

The Company has classified its institutional and governmental products, without life contingencies, including funding agreements, certain structured settlements and guaranteed investment contracts, as investment contracts. The liability for investment contracts is equal to the balance that accrues to the benefit of the contract holder as of the financial statement date, which includes the accumulation of deposits plus credited interest, less withdrawals and amounts assessed through the financial statement date. Contract holder funds include funding agreements held by VIEs issuing medium-term notes.

RESERVE FOR FUTURE POLICY BENEFITS AND UNPAID LOSSES AND LOSS ADJUSTMENT

Liabilities for the Company's group life and disability contracts as well as its individual term life insurance policies include amounts for unpaid losses and future policy benefits. Liabilities for unpaid losses include estimates of amounts to fully settle known reported claims as well as claims related to insured events that the Company estimates have been incurred but have not yet been reported. Liabilities for future policy benefits are calculated by the net level premium method using interest, withdrawal and mortality assumptions appropriate at the time the policies were issued. The methods used in determining the liability for unpaid losses and future policy benefits are standard actuarial methods recognized by the American Academy of Actuaries. For the tabular reserves, discount rates are based on the Company's earned investment yield and the morbidity/mortality tables used are standard industry tables modified to reflect the Company's actual experience when appropriate. In particular, for the Company's group disability known claim reserves, the morbidity table for the early durations of claim is based exclusively on the Company's experience, incorporating factors such as gender, elimination period and diagnosis. These reserves are computed such that they are expected to meet the Company's future policy obligations. Future policy benefits are computed at amounts that, with additions from estimated premiums to be received and with interest on such reserves compounded annually at certain assumed rates, are expected to be sufficient to meet the Company's policy obligations at their maturities or in the event of an insured's death. Changes in or deviations from the assumptions used for mortality, morbidity, expected future premiums and interest can significantly affect the Company's reserve levels and related future operations and, as such, provisions for adverse deviation are built into the long-tailed liability assumptions.

Certain contracts classified as universal life-type may also include additional death or other insurance benefit features, such as guaranteed minimum death benefits offered with variable annuity contracts and no lapse guarantees offered with universal life insurance contracts. An additional liability is established for these benefits by estimating the expected present value of the benefits in excess of the projected account value in proportion to the present value of total expected assessments. Excess benefits are accrued as a liability as actual assessments are recorded. Determination of the expected value of excess benefits and assessments are based on a range of scenarios and assumptions including those related to market rates of return and volatility, contract surrender rates and mortality experience. Revisions to assumptions are made consistent with the Company's process for a DAC unlock.

For further information, see MD&A, Critical Accounting Estimates, Life Deferred Policy Acquisition Costs and Present Value of Future Benefits.

REVENUE RECOGNITION

For investment and universal life-type contracts, the amounts collected from policyholders are considered deposits and are not included in revenue. Fee income for universal life-type contracts consists of policy charges for policy administration, cost of insurance charges and surrender charges assessed against policyholders' account balances and are recognized in the period in which services are provided. For the Company's traditional life and group disability products premiums are recognized as revenue when due from policyholders.

INCOME TAXES

The Company recognizes taxes payable or refundable for the current year and deferred taxes for the tax consequences of differences between the financial reporting and tax basis of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse. See Note 11 for a further discussion of the account for income taxes.

2. SEGMENT INFORMATION

The Company has four reporting segments: the Retail Products Group ("Retail") , Individual Life ("Individual Life"), Retirement Plans ("Retirement Plans") segment, and Institutional Solutions Group ("Institutional").

Retail offers individual variable and fixed market value adjusted ("MVA") annuities and retail mutual funds, 529 college savings plans, Canadian and offshore investments products.

Retirement Plans provides products and services to corporations pursuant to
Section 401(k) and products and services to municipalities and not-for-profit organizations under Section 457 and 403(b) of the IRS code. Retirement Plans also offers mutual funds to institutional investors.

Institutional provides customized investment, insurance, and income solutions to select markets. Products include stable value contracts, institutional annuities (primarily terminal funding cases), variable Private Placement Life Insurance ("PPLI") owned by corporations and high net worth individuals, and mutual funds owned by institutional investors. Furthermore, Institutional offers individual products including structured settlements, single premium immediate annuities, and longevity assurance.

Individual Life sells a variety of life insurance products, including variable universal life, universal life, interest sensitive whole life and term life.

The Company includes in an Other category its leveraged PPLI product line of business; corporate items not directly allocated to any of its reporting segments; intersegment eliminations, direct and assumed guaranteed minimum income benefit ("GMIB"), guaranteed minimum death benefit ("GMDB"), guaranteed minimum accumulation benefit ("GMAB") and guaranteed minimum withdrawal benefit ("GMWB") which is subsequently ceded to an affiliated captive reinsurer. In addition, Other includes certain group benefit products, including group life and group disability insurance that is directly written by the Company and for which nearly half is ceded to its parent, HLA, as well as other International operations.

The accounting policies of the reportable operating segments are the same as those described in the summary of significant accounting policies in Note 1. The Company evaluates performance of its segments based on revenues, net income and the segment's return on allocated capital. Each operating segment is allocated corporate surplus as needed to support its business.

The Company charges direct operating expenses to the appropriate segment and allocates the majority of indirect expenses to the segments based on an intercompany expense arrangement. Inter-segment revenues primarily occur between the Company's Other category and the reporting segments. These amounts primarily include interest income on allocated surplus and interest charges on excess separate account surplus. Consolidated net investment income is unaffected by such transactions.

The following tables represent summarized financial information concerning the Company's segments.

                                              FOR THE YEARS ENDED
                                                  DECEMBER 31,
                                       2009           2008           2007
--------------------------------------------------------------------------------
REVENUES BY PRODUCT LINE
REVENUES
LIFE
 Earned premiums, fees, and other
  considerations
RETAIL
 Individual annuity:
  Individual variable annuity          $1,552         $1,943         $2,225
  Fixed / MVA Annuity                      (3)            (5)             1
 Other                                    138              3             --
                                     --------       --------       --------
 Retail mutual funds                      423            736            751
                                     --------       --------       --------
 Total Retail                           2,110          2,677          2,977
INDIVIDUAL LIFE
 Variable Life                            503            374            379
 Universal Life                           362            376            344
 Term Life                                 37             42             48
                                     --------       --------       --------
 Total Individual Life                    902            792            771
RETIREMENT PLANS
 401(k)                                   286            290            187
 403(b)/457                                38             48             55
                                     --------       --------       --------
 Total Retirement Plans                   324            338            242
INSTITUTIONAL
 IIP                                      386            929          1,018
 PPLI                                     115            118            224
                                     --------       --------       --------
 Total Institutional                      501          1,047          1,242
OTHER                                     292            285            221
                                     --------       --------       --------
 Total Life premiums, fees, and
  other considerations                  4,129          5,139          5,453
                                     --------       --------       --------
 Net investment income                  2,848          2,342          3,057
 Net realized capital losses             (877)        (5,763)          (934)
                                     --------       --------       --------
                         TOTAL LIFE    $6,100         $1,718         $7,576
                                     --------       --------       --------

                                             FOR THE YEARS ENDED
                                                 DECEMBER 31,
                                     2009            2008            2007
--------------------------------------------------------------------------------
NET INCOME (LOSS)
 Retail                              $(1,929)        $(1,248)          $809
 Individual Life                           8             (47)           175
 Retirement Plans                       (222)           (157)            61
 Institutional                          (527)           (504)            12
 Other                                   513          (1,598)          (171)
                                   ---------       ---------       --------
                   TOTAL NET LOSS    $(2,157)        $(3,554)          $886
                                   ---------       ---------       --------
NET INVESTMENT INCOME
 Retail                                 $756            $755           $810
 Individual Life                         304             308            331
 Retirement Plans                        315             342            355
 Institutional                           817             988          1,227
 Other                                   656             (51)           334
                                   ---------       ---------       --------
      TOTAL NET INVESTMENT INCOME     $2,848          $2,342         $3,057
                                   ---------       ---------       --------
AMORTIZATION OF DEFERRED POLICY
 ACQUISITION AND PRESENT VALUE OF
 FUTURE PROFITS
 Retail                               $3,239          $1,347           $404
 Individual Life                         312             166            117
 Retirement Plans                         56              91             58
 Institutional                            17              19             23
 Other                                   103              (3)             3
                                   ---------       ---------       --------
        TOTAL AMORTIZATION OF DAC     $3,727          $1,620           $605
                                   ---------       ---------       --------
INCOME TAX EXPENSE (BENEFIT)
 Retail                              $(1,281)          $(894)          $213
 Individual Life                         (27)            (36)            85
 Retirement Plans                       (143)           (132)            18
 Institutional                          (295)           (283)            (2)
 Other                                   345            (836)           (59)
                                   ---------       ---------       --------
         TOTAL INCOME TAX EXPENSE    $(1,401)        $(2,181)          $255
                                   ---------       ---------       --------

                                                           DECEMBER 31,
                                                      2009              2008
--------------------------------------------------------------------------------
ASSETS
 Retail                                               $100,946           $97,453
 Individual Life                                        14,527            13,347
 Retirement Plans                                       28,180            22,668
 Institutional                                          61,925            59,638
 Other                                                  15,742            14,753
                                                   -----------       -----------
                                     TOTAL ASSETS     $221,320          $207,859
                                                   -----------       -----------

3. FAIR VALUE MEASUREMENTS

FAIR VALUE DISCLOSURES

The following financial instruments are carried at fair value in the Company's Consolidated Financial Statements: fixed maturities and equity securities, available-for-sale ("AFS"), equity securities, trading, short-term investments, freestanding and embedded derivatives, and separate account assets.

The following section applies the fair value hierarchy and disclosure requirements for the Company's financial instruments that are carried at fair value. The fair value hierarchy prioritizes the inputs in the valuation techniques used to measure fair value into three broad Levels (Level 1, 2, and 3).

Level 1 Observable inputs that reflect quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date. Level 1 securities include highly liquid U.S. Treasuries, money market funds, and exchange traded equity and derivative securities.
Level 2 Observable inputs, other than quoted prices included in Level 1, for the asset or liability or prices for similar assets and liabilities. Most debt securities and some preferred stocks are model priced by vendors using observable inputs and are classified within Level 2. Also included in the Level 2 category are derivative instruments that are priced using models with observable market inputs, including interest rate, foreign currency and certain credit default swap contracts and have no significant unobservable market inputs.

Level 3 Valuations that are derived from techniques in which one or more of the significant inputs are unobservable (including assumptions about risk). Level 3 securities include less liquid securities such as highly structured and/or lower quality asset-backed securities ("ABS"), commercial mortgage- backed securities ("CMBS"), commercial real estate ("CRE") collateralized debt obligations ("CDOs"), residential mortgage-backed securities ("RMBS") primarily below prime loans, and private placement securities. Also included in Level 3 are guaranteed product embedded and reinsurance derivatives and other complex derivatives securities, including customized GMWB hedging derivatives, equity derivatives, longer dated derivatives, swaps with optionality, and certain complex credit derivatives. Because Level 3 fair values, by their nature, contain unobservable market inputs as there is little or no observable market for these assets and liabilities, considerable judgment is used to determine the Level 3 fair values. Level 3 fair values represent the Company's best estimate of an amount that could be realized in a current market exchange absent actual market exchanges.

In many situations, inputs used to measure the fair value of an asset or liability position may fall into different levels of the fair value hierarchy. In these situations, the Company will determine the level in which the fair value falls based upon the lowest level input that is significant to the determination of the fair value. In most cases, both observable (e.g., changes in interest rates) and unobservable (e.g., changes in risk assumptions) inputs are used in the determination of fair values that the Company has classified within Level 3. Consequently, these values and the related gains and losses are based upon both observable and unobservable inputs. The Company's fixed maturities included in Level 3 are classified as such as they are primarily priced by independent brokers and/or within illiquid markets (i.e., below-prime
RMBS).

These disclosures provide information as to the extent to which the Company uses fair value to measure financial instruments and information about the inputs used to value those financial instruments to allow users to assess the relative reliability of the measurements. The following tables present assets and (liabilities) carried at fair value by hierarchy level.

                                                                         DECEMBER 31, 2009
                                                         QUOTED PRICES IN               SIGNIFICANT               SIGNIFICANT
                                                        ACTIVE MARKETS FOR              OBSERVABLE               UNOBSERVABLE
                                                         IDENTICAL ASSETS                 INPUTS                    INPUTS
                                      TOTAL                 (LEVEL 1)                    (LEVEL 2)                 (LEVEL 3)
---------------------------------------------------------------------------------------------------------------------------------
ASSETS ACCOUNTED FOR AT FAIR
 VALUE ON A RECURRING BASIS
ABS                                     $1,903                     $ --                     $1,406                      $497
CDOs                                     2,165                       --                         56                     2,109
CMBS                                     5,365                       --                      5,096                       269
Corporate                               23,667                       --                     18,428                     5,239
Foreign government/government
 agencies                                  846                       --                        766                        80
States, municipalities and
 political subdivisions
 ("Municipal")                             780                       --                        562                       218
RMBS                                     3,336                       --                      2,341                       995
U.S. Treasuries                          2,341                      325                      2,016                        --
                                   -----------             ------------                  ---------                 ---------
Total fixed maturities                  40,403                      325                     30,671                     9,407
Equity securities, trading               2,443                    2,443                         --                        --
Equity securities, AFS                     419                      113                        274                        32
Other investments
Variable annuity hedging
 derivatives and macro hedge
 program                                   212                        8                         16                       188
Other derivatives (1)                        8                       --                         (4)                       12
                                   -----------             ------------                  ---------                 ---------
Total other investments                    220                        8                         12                       200
Short-term investments                   5,128                    3,785                      1,343                        --
Reinsurance recoverable for U.S.
 GMWB and Japan GMWB, GMIB, and
 GMAB (2)                                1,108                       --                         --                     1,108
Separate account assets (3)            147,418                  112,863                     33,593                       962
                                   -----------             ------------                  ---------                 ---------
    TOTAL ASSETS ACCOUNTED FOR AT
  FAIR VALUE ON A RECURRING BASIS     $197,139                 $119,537                    $65,893                   $11,709
                                   -----------             ------------                  ---------                 ---------
LIABILITIES ACCOUNTED FOR AT FAIR
 VALUE ON A RECURRING BASIS
Other policyholder funds and
 benefits payable
Guaranteed living benefits             $(3,439)                    $ --                       $ --                   $(3,439)
Institutional notes                         (2)                      --                         --                        (2)
Equity linked notes                        (10)                      --                         --                       (10)
                                   -----------             ------------                  ---------                 ---------
Total other policyholder funds
 and benefits payable                   (3,451)                      --                         --                    (3,451)
Other liabilities (4)
Variable annuity hedging
 derivatives and macro hedge
 program                                   158                       (2)                      (178)                      338
Other derivative liabilities               (45)                      --                        125                      (170)
                                   -----------             ------------                  ---------                 ---------
Total other liabilities                    113                       (2)                       (53)                      168
Consumer notes (5)                          (5)                      --                         --                        (5)
                                   -----------             ------------                  ---------                 ---------
  TOTAL LIABILITIES ACCOUNTED FOR
     AT FAIR VALUE ON A RECURRING
                            BASIS      $(3,343)                     $(2)                      $(53)                  $(3,288)
                                   -----------             ------------                  ---------                 ---------

(1) Includes over-the-counter derivative instruments in a net asset value position which may require the counterparty to pledge collateral to the Company. At December 31, 2009, $104 was the amount of cash collateral liability that was netted against the derivative asset value on the Consolidated Balance Sheet, and is excluded from the table above. See footnote 3 below for derivative liabilities.

(2) Includes fair value of reinsurance recoverables of approximately $761 related to a transaction entered into on October 1, 2009 with an affiliated captive reinsurer. Please see note 16 Transactions with Affiliates for more information.

(3) As of December 31, 2009 excludes approximately $3 billion of investment sales receivable that are not subject to fair value accounting.

(4) Includes over-the-counter derivative instruments in a net negative market value position (derivative liability). In the Level 3 roll forward table included below in this Note, the derivative asset and liability are referred to as "freestanding derivatives" and are presented on a net basis.

(5) Represents embedded derivatives associated with non-funding agreement-backed consumer equity-linked notes.

                                                                         DECEMBER 31, 2008
                                                         QUOTED PRICES IN               SIGNIFICANT               SIGNIFICANT
                                                        ACTIVE MARKETS FOR              OBSERVABLE               UNOBSERVABLE
                                                         IDENTICAL ASSETS                 INPUTS                    INPUTS
                                      TOTAL                 (LEVEL 1)                    (LEVEL 2)                 (LEVEL 3)
---------------------------------------------------------------------------------------------------------------------------------
ASSETS ACCOUNTED FOR AT FAIR
 VALUE ON A RECURRING BASIS
Fixed maturities                       $39,560                   $3,502                    $27,316                    $8,742
Equity securities, trading               1,634                    1,634                         --                        --
Equity securities, AFS                     434                      148                        227                        59
Other investments
Variable annuity hedging
 derivatives and macro hedge
 program                                   600                       --                         13                       587
Other derivatives (1)                      522                       --                        588                       (66)
                                   -----------             ------------                  ---------                 ---------
Total other investments                  1,122                       --                        601                       521
Short-term investments                   5,742                    4,030                      1,712                        --
Reinsurance recoverable for U.S.
 GMWB                                    1,302                       --                         --                     1,302
Separate account assets (2)            126,367                   94,394                     31,187                       786
                                   -----------             ------------                  ---------                 ---------
    TOTAL ASSETS ACCOUNTED FOR AT
  FAIR VALUE ON A RECURRING BASIS     $176,161                 $103,708                    $61,043                   $11,410
                                   -----------             ------------                  ---------                 ---------
LIABILITIES ACCOUNTED FOR AT FAIR
 VALUE ON A RECURRING BASIS
Other policyholder funds and
 benefits payable
Guaranteed living benefits             $(9,206)                    $ --                       $ --                   $(9,206)
Institutional notes                        (41)                      --                         --                       (41)
Equity linked notes                         (8)                      --                         --                        (8)
                                   -----------             ------------                  ---------                 ---------
Total other policyholder funds
 and benefits payable                   (9,255)                      --                         --                    (9,255)
Other liabilities
Variable annuity hedging
 derivatives and macro hedge
 program                                 2,201                       --                         14                     2,187
Other derivative liabilities                 5                       --                        173                      (168)
                                   -----------             ------------                  ---------                 ---------
Total Other liabilities (3)              2,206                       --                        187                     2,019
Consumer notes (4)                          (5)                      --                         --                        (5)
                                   -----------             ------------                  ---------                 ---------
  TOTAL LIABILITIES ACCOUNTED FOR
     AT FAIR VALUE ON A RECURRING
                            BASIS      $(7,054)                    $ --                       $187                   $(7,241)
                                   -----------             ------------                  ---------                 ---------

(1) Includes over-the-counter derivative instruments in a net asset value position which may require the counterparty to pledge collateral to the Company. At December 31, 2008, $507 of cash collateral liability was netted against the derivative asset value on the Consolidated Balance Sheet, and is excluded from the table above. See footnote 3 below for derivative liabilities.

(2) As of December 31, 2008 excludes approximately $3 billion of investment sales receivable net of investment purchases payable that are not subject to fair value accounting.

(3) Includes over-the-counter derivative instruments in a net negative market value position (derivative liability). In the Level 3 roll-forward table included below in this Note, the derivative asset and liability are referred to as "freestanding derivatives" and are presented on a net basis.

(4) Represents embedded derivatives associated with non-funding agreement-backed consumer equity-linked notes.

DETERMINATION OF FAIR VALUES

The valuation methodologies used to determine the fair values of assets and liabilities under the "exit price" notion, reflect market-participant objectives and are based on the application of the fair value hierarchy that prioritizes relevant observable market inputs over unobservable inputs. The Company determines the fair values of certain financial assets and financial liabilities based on quoted market prices where available and where prices represent a reasonable estimate of fair value. The Company also determines fair value based on future cash flows discounted at the appropriate current market rate. Fair values reflect adjustments for counterparty credit quality, the Company's default spreads, liquidity, and, where appropriate, risk margins on unobservable parameters. The following is a discussion of the methodologies used to determine fair values for the financial instruments listed in the above tables.

AVAILABLE-FOR-SALE SECURITIES AND SHORT-TERM INVESTMENTS

The fair value of AFS securities and short-term investments in an active and orderly market (e.g. not distressed or forced liquidation) is determined by management after considering one of three primary sources of information: third party pricing services, independent broker quotations or pricing matrices. Security pricing is applied using a "waterfall" approach whereby publicly available prices are first sought from third party pricing services, the remaining unpriced securities are submitted to independent brokers for prices, or lastly, securities are priced using a pricing matrix. Typical inputs used by these three pricing methods include, but are not limited to, reported trades, benchmark yields, issuer spreads, bids, offers, and/or estimated cash flows and prepayments speeds. Based on the typical trading volumes and the lack of quoted market prices for fixed maturities, third party pricing services will normally derive the security prices from recent reported trades for identical or similar securities making adjustments through the reporting date based upon available market observable information as outlined above. If there are no recent reported trades, the third party pricing services and brokers may use matrix or model processes to develop a security price where future cash flow expectations are developed based upon collateral performance and discounted at an estimated market rate. Included in the pricing of ABS and RMBS are estimates of the rate of future prepayments of principal over the remaining life of the securities. Such estimates are derived based on the characteristics of the underlying structure and prepayment speeds previously experienced at the interest rate levels projected for the underlying collateral. Actual prepayment experience may vary from these estimates.

Prices from third party pricing services are often unavailable for securities that are rarely traded or are traded only in privately negotiated transactions. As a result, certain securities are priced via independent broker quotations which utilize inputs that may be difficult to corroborate with observable market based data. Additionally, the majority of these independent broker quotations are non-binding. A pricing matrix is used to price securities for which the Company is unable to obtain either a price from a third party pricing service or an independent broker quotation, by discounting the expected future cash flows from the security by a developed market discount rate utilizing current credit spread levels. Credit spreads are developed each month using market based data for public securities adjusted for credit spread differentials between public and private securities which are obtained from a survey of multiple private placements brokers.

The Company performs a monthly analysis of the prices and credit spreads received from third parties to ensure that the prices represent a reasonable estimate of the fair value. As a part of this analysis, the Company considers trading volume and other factors to determine whether the decline in market activity is significant when compared to normal activity in an active market, and if so, whether transactions may not be orderly considering the weight of available evidence. If the available evidence indicates that pricing is based upon transactions that are stale or not orderly, the Company places little, if any, weight on the transaction price and will estimate fair value utilizing an internal pricing model. This process involves quantitative and qualitative analysis and is overseen by investment and accounting professionals. Examples of procedures performed include, but are not limited to, initial and on-going review of third party pricing services methodologies, review of pricing statistics and trends, back testing recent trades, and monitoring of trading volumes, new issuance activity and other market activities. In addition, the Company ensures that prices received from independent brokers represent a reasonable estimate of fair value through the use of internal and external cash flow models developed based on spreads, and when available, market indices. As a result of this analysis, if the Company determines that there is a more appropriate fair value based upon the available market data, the price received from the third party is adjusted accordingly. The Company's internal pricing model utilizes the Company's best estimate of expected future cash flows discounted at a rate of return that a market participant would require. The significant inputs to the model include, but are not limited to, current market inputs, such as credit loss assumptions, estimated prepayment speeds and market risk premiums.

The Company has analyzed the third party pricing services' valuation methodologies and related inputs, and has also evaluated the various types of securities in its investment portfolio to determine an appropriate fair value hierarchy level based upon trading activity and the observability of market inputs. Most prices provided by third party pricing services are classified into Level 2 because the inputs used in pricing the securities are market observable. Due to a general lack of transparency in the process that brokers use to develop prices, most valuations that are based on brokers' prices are classified as Level 3. Some valuations may be classified as Level 2 if the price can be corroborated. Internal matrix priced securities, primarily consisting of certain private placement securities, are also classified as Level 3 due to significant non-observable inputs.

DERIVATIVE INSTRUMENTS, INCLUDING EMBEDDED DERIVATIVES WITHIN INVESTMENTS

Freestanding derivative instruments are reported in the Consolidated Balance Sheets at fair value and are reported in other investments and other liabilities. Embedded derivatives are reported with the host instruments in the Consolidated Balance Sheets. Derivative instruments are fair valued using pricing valuation models, which utilize market data inputs or independent broker quotations. Excluding embedded and reinsurance related derivatives, as of December 31, 2009 and 2008, 96% and 95%, respectively, of derivatives, based upon notional values, were priced by valuation models, which utilize independent market data. The remaining derivatives were priced by broker quotations. The derivatives are valued using mid-market inputs that are predominantly observable in the market. Inputs used to value derivatives include, but are not limited to, swap interest rates, foreign currency forward and spot rates, credit spreads and correlations, interest and equity volatility and equity index levels. The Company performs a monthly analysis on derivative valuations which includes both quantitative and qualitative analysis. Examples of procedures performed include, but are not limited to, review of pricing statistics and trends, back testing recent trades, analyzing the impacts of changes in the market environment, and review of changes in market value for each derivative including those derivatives priced by brokers.

The Company utilizes derivative instruments to manage the risk associated with certain assets and liabilities. However, the derivative instrument may not be classified with the same fair value hierarchy level as the associated assets and liabilities. Therefore the realized and unrealized gains and losses on derivatives reported in Level 3 may not reflect the offsetting impact of the realized and unrealized gains and losses of the associated assets and liabilities.

PRODUCT DERIVATIVES

The Company currently offers certain variable annuity products with a guaranteed minimum withdrawal benefit ("GMWB") rider in the U.S., and formerly offered GMWBs in the U.K. and Japan. The Company has also assumed, through reinsurance, from HLIKK GMIB, GMWB and GMAB. The GMWB represents an embedded derivative in the variable annuity contract. When it is determined that (1) the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract, and (2) a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is bifurcated from the host for measurement purposes. The embedded derivative, which is reported with the host instrument in the consolidated balance sheets, is carried at fair value with changes in fair value reported in net realized capital gains and losses. The Company's GMWB liability is carried at fair value and reported in other policyholder funds.

In valuing the embedded derivative, the Company attributes to the derivative a portion of the fees collected from the contract holder equal to the present value of future GMWB claims (the "Attributed Fees"). All changes in the fair value of the embedded derivative are recorded in net realized capital gains and losses. The excess of fees collected from the contract holder over the Attributed Fees are associated with the host variable annuity contract reported in fee income.

The reinsurance assumed on the HLIK.K. GMIB, GMWB, and GMAB meet the characteristics of a free-standing derivative instrument. As a result, the derivative asset or liability is recorded at fair value with changes in the fair value reported in net realized capital gains and losses.

U.S. GMWB CEDED REINSURANCE DERIVATIVE

The fair value of the U.S. GMWB reinsurance derivative is calculated as an aggregation of the components described in the Living Benefits Required to be Fair Valued discussion below and is modeled using significant unobservable policyholder behavior inputs, identical to those used in calculating the underlying liability, such as lapses, fund selection, resets and withdrawal utilization and risk margins.

During 2009, the Company entered into a reinsurance arrangement with an affiliated captive reinsurer to transfer a portion of its risk of loss associated with direct US GMWB and assumed HLIKK GMIB, GMWB, and GMAB. This arrangement is recognized as a derivative and carried at fair value in reinsurance recoverables. Changes in the fair value of the reinsurance agreement are reported in net realized capital gains and losses. Please see Footnote 16 for more information on this transaction.

ADOPTION OF FAIR VALUE ACCOUNTING

The impact on January 1, 2008 of adopting fair value measurement guidance for guaranteed benefits and the related reinsurance was a reduction to net income of $311, after the effects of DAC amortization and income taxes.

The adoption of fair value accounting resulted in lower variable annuity fee income for new business issued as Attributed Fees increased consistent with incorporating additional risk margins and other indicia of "exit value" in the valuation of the embedded derivative. The level of Attributed Fees for new business each quarter also depends on the level of equity index volatility, as well as other factors, including interest rates. As equity index volatility increased, interest rates have declined and fees ascribed to new business cohorts issued have risen to levels above the rider fee for most products. The extent of any excess of Attributed Fee over rider fee will vary by product.

SEPARATE ACCOUNT ASSETS

Separate account assets are primarily invested in mutual funds but also have investments in fixed maturity and equity securities. The separate account investments are valued in the same manner, and using the same pricing sources and inputs, as the fixed maturity, equity security, and short-term investments of the Company.

LIVING BENEFITS REQUIRED TO BE FAIR VALUED (IN OTHER POLICYHOLDER FUNDS AND BENEFITS PAYABLE)

Fair values for GMWB and guaranteed minimum accumulation benefit ("GMAB") contracts are calculated based upon internally developed models because active, observable markets do not exist for those items. The fair value of the Company's guaranteed benefit liabilities, classified as embedded derivatives, and the related reinsurance and customized freestanding derivatives is calculated as an aggregation of the following components: Best Estimate Claims Costs calculated based on actuarial and capital market assumptions related to projected cash flows over the lives of the contracts; Credit Standing Adjustment; and Margins representing an amount that market participants would require for the risk that the Company's assumptions about policyholder behavior could differ from actual experience. The resulting aggregation is reconciled or calibrated, if necessary, to market information that is, or may be, available to the Company, but may not be observable by other market participants, including reinsurance discussions and transactions. The Company believes the aggregation of these components, as necessary and as reconciled or calibrated to the market information available to the Company, results in an amount that the Company would be required to transfer or receive, for an asset, to or from market participants in an active liquid market, if one existed, for those market participants to assume the risks associated with the guaranteed minimum benefits and the related reinsurance and customized derivatives. The fair value is likely to materially diverge from the ultimate settlement of the liability as the Company believes settlement will be based on our best estimate assumptions rather than those best estimate assumptions plus risk margins. In the absence of any transfer of the guaranteed benefit liability to a third party, the release of risk margins is likely to be reflected as realized gains in future periods' net income. Each component is unobservable in the marketplace and requires subjectivity by the Company in determining their value.

The Company recognized the following non-market based assumption updates to the living benefits models for the U.S. and International guaranteed living benefits, net of reinsurance:

US GMWB

- The relative outperformance (underperformance) of the underlying actively managed funds as compared to their respective indices resulting in a pre-tax gain (loss) of approximately $481 and $(355), for 2009 and 2008; and

- Assumption updates, including policyholder behavior assumptions, affected best estimates and margins for a total realized gain before-tax of $495 and $470 for 2009 and 2008; and

- The credit standing adjustment, resulting in a pre-tax gain of approximately $135 and $6 for 2009 and 2008.

INTERNATIONAL GMWB, GMAB, AND GMIB

- Assumption updates, including policyholder behavior assumptions, affected best estimates and margins for a total realized gain (loss) before-tax of $(264) and $0 for 2009 and 2008; and

- The credit standing adjustment, resulting in a pre-tax gain (loss) of approximately $155 and $(115) for 2009 and 2008.

ASSETS AND LIABILITIES MEASURED AT FAIR VALUE ON A RECURRING BASIS USING SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)

The tables below provide a fair value roll forward for the twelve months ending December 31, 2009 and 2008, for the financial instruments classified as Level 3.

ROLL-FORWARD OF FINANCIAL INSTRUMENTS MEASURED AT FAIR VALUE ON A RECURRING BASIS USING SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3) FOR THE TWELVE MONTHS FROM JANUARY 1, 2009 TO DECEMBER 31, 2009

                                                                   TOTAL
                                                            REALIZED/UNREALIZED
                                                               GAINS (LOSSES)
                                  FAIR VALUE                    INCLUDED IN:                   PURCHASES,
                                     AS OF               NET                                   ISSUANCES,
                                  JANUARY 1,           INCOME                                     AND
                                     2009            (1),(2),(8)              OCI (3)         SETTLEMENTS
------------------------------------------------------------------------------------------------------------
ASSET (LIABILITY)
ASSETS
Fixed maturities
ABS                                    $429               $(39)                  $148              $(21)
CDO                                   1,981               (426)                   720              (118)
CMBS                                    263               (170)                   196               (53)
Corporate                             4,421                (56)                   723               552
Foreign govt./govt. agencies             74                 --                     --                19
Municipal                               155                 --                      4                29
RMBS                                  1,419               (344)                   136              (174)
                                    -------            -------                 ------            ------
Total fixed maturities                8,742             (1,035)                 1,927               234
Equity securities, AFS                   59                 (1)                     8                (1)
Derivatives (5)
Variable annuity hedging
 derivatives and macro hedge
 program                              2,774             (1,643)                    --              (605)
Other freestanding
 derivatives                           (234)                73                     (4)               16
                                    -------            -------                 ------            ------
Total freestanding
 derivatives                          2,540             (1,570)                    (4)             (589)
Reinsurance recoverable for
 U.S. GMWB and Japan GMWB,
 GMIB, and GMAB (1),(7),(9)           1,302             (1,565)                   (51)            1,422
Separate accounts (6)                   786                (65)                    --               344
                                    -------            -------                 ------            ------
LIABILITIES
Other policyholder funds and
 benefits payable (1)
Guaranteed living benefits          $(9,206)             5,833                    174              (240)
Institutional notes                     (41)                39                     --                --
Equity linked notes                      (8)                (2)                    --                --
                                    -------            -------                 ------            ------
Total other policyholder
 funds and benefits payable
 (1)                                 (9,255)             5,870                    174              (240)
Consumer notes                           (5)                --                     --                --
                                    -------            -------                 ------            ------

                                                                      CHANGES IN
                                                                      UNREALIZED
                                                                    GAINS (LOSSES)
                                TRANSFERS IN       FAIR VALUE       INCLUDED IN NET
                                   AND/OR             AS OF         INCOME RELATED
                                  (OUT) OF        DECEMBER 31,       TO FINANCIAL
                                 LEVEL 3 (4)          2009         ASSET (LIABILITY)
-----------------------------  -----------------------------------------------------
ASSET (LIABILITY)
ASSETS
Fixed maturities
ABS                                  $(20)              $497               $(29)
CDO                                   (48)             2,109               (382)
CMBS                                   33                269                (37)
Corporate                            (401)             5,239                (45)
Foreign govt./govt. agencies          (13)                80                 --
Municipal                              30                218                 --
RMBS                                  (42)               995               (220)
                                    -----            -------            -------
Total fixed maturities               (461)             9,407               (713)
Equity securities, AFS                (33)                32                 (1)
Derivatives (5)
Variable annuity hedging
 derivatives and macro hedge
 program                               --                526             (1,170)
Other freestanding
 derivatives                           (9)              (158)               129
                                    -----            -------            -------
Total freestanding
 derivatives                           (9)               368             (1,041)
Reinsurance recoverable for
 U.S. GMWB and Japan GMWB,
 GMIB, and GMAB (1),(7),(9)            --              1,108             (1,565)
Separate accounts (6)                (103)               962                (38)
                                    -----            -------            -------
LIABILITIES
Other policyholder funds and
 benefits payable (1)
Guaranteed living benefits             --             (3,439)             5,833
Institutional notes                    --                 (2)                39
Equity linked notes                    --                (10)                (2)
                                    -----            -------            -------
Total other policyholder
 funds and benefits payable
 (1)                                   --             (3,451)             5,870
Consumer notes                         --                 (5)                --
                                    -----            -------            -------

(1) The Company classifies gains and losses on GMWB reinsurance derivatives and Guaranteed Living Benefit embedded derivatives as unrealized gains (losses) for purposes of disclosure in this table because it is impracticable to track on a contract-by-contract basis the realized gains (losses) for these derivatives and embedded derivatives.

(2) All amounts in these columns are reported in net realized capital gains (losses) except for $3, which is reported in benefits, losses and loss adjustment expenses. All amounts are before income taxes and amortization of DAC.

(3)  All amounts are before income taxes and amortization of DAC.

(4) Transfers in and/or (out) of Level 3 are attributable to a change in the availability of market observable information and re-evaluation of the observability of pricing inputs primarily for certain long-dated corporate bonds and preferred stocks.

(5) Derivative instruments are reported in this table on a net basis for asset/(liability) positions and reported in the Consolidated Balance Sheet in other investments and other liabilities.

(6) The realized/unrealized gains (losses) included in net income for separate account assets are offset by an equal amount for separate account liabilities, which results in a net zero impact on net income for the Company.

(7) Includes fair value of reinsurance recoverables of approximately $761 related to a transaction entered into on October 1, 2009 with an affiliated captive reinsurer. Please see Note 16 Transactions with Affiliates for more information.

(8) Includes both market and non-market impacts in deriving realized and unrealized gains (losses)

(9) During July 2008, the Company reinsured, with a third party, U.S. GMWB risks associated with approximately $7.8 billion of account value sold between 2003 and 2006. The reinsurance agreement is an 80% quota-share agreement. The third party's financial strength is rated A+ by A.M. Best, AA- by Standard and Poor's and Aa2 by Moody's. The reinsurance agreement will be accounted for as a freestanding derivative

ROLL-FORWARD OF FINANCIAL INSTRUMENTS MEASURED AT FAIR VALUE ON A RECURRING BASIS USING SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3) FOR THE TWELVE MONTHS FROM JANUARY 1, 2008 TO DECEMBER 31, 2008

                                                               TOTAL
                                                        REALIZED/UNREALIZED
                                                          GAINS (LOSSES)
                                  FAIR VALUE               INCLUDED IN:                    PURCHASES,
                                     AS OF               NET                               ISSUANCES,
                                  JANUARY 1,           INCOME                                  AND
                                     2008           (1),(2),(11)          OCI (3)          SETTLEMENTS
---------------------------------------------------------------------------------------------------------
ASSET (LIABILITY)
ASSETS
Fixed maturities                    $13,558              $(659)           $(3,382)              $526
Equity securities, AFS                  563                  1                (27)                 3
Freestanding derivatives (4)
Variable annuity hedging
 derivatives and macro hedge
 program                                673              2,096                 --                  5
Other freestanding
 derivatives                           (303)              (316)                16                271
                                    -------            -------            -------            -------
Total freestanding
 derivatives                            370              1,780                 16                276
Reinsurance recoverable
 (1),(2),(9)                            238                962                 --                102
Separate accounts (6)                   701               (204)                --                (26)
                                    -------            -------            -------            -------
SUPPLEMENTAL ASSET
 INFORMATION
Total freestanding
 derivatives used to hedge
 U.S. GMWB including those in
 Levels 1, 2 and 3 (10)                 643              3,374                 --             (1,353)
                                    -------            -------            -------            -------
LIABILITIES
Other policyholder funds and
 benefits payable (2)
Guaranteed living benefits          $(1,692)           $(7,019)             $(248)             $(247)
Institutional notes                     (24)               (17)                --                 --
Equity linked notes                     (21)                13                 --                 --
                                    -------            -------            -------            -------
Total other policyholder
 funds and benefits payable
 accounted for at fair value
 (2)                                 (1,737)            (7,023)              (248)              (247)
Consumer notes                           (5)                 5                 --                 (5)
                                    -------            -------            -------            -------
SUPPLEMENTAL INFORMATION
Net U.S. GMWB (Embedded
 derivatives, freestanding
 derivatives including those
 in Levels 1, 2 and 3 and
 reinsurance recoverable) (8)         $(552)             $(631)              $ --            $(1,377)
                                    -------            -------            -------            -------

                                                                        CHANGES IN
                                                                        UNREALIZED
                                                                      GAINS (LOSSES)
                                                                     INCLUEDED IN NET
                                                                      INCOME RELATED
                                                                       TO FINANCIAL
                                 TRANSFERS IN        FAIR VALUE         INSTRUMENTS
                                    AND/OR              AS OF          STILL HELD AT
                                   (OUT) OF         DECEMBER 31,       DECEMBER 31,
                                  LEVEL 3 (4)           2008             2008 (2)
-----------------------------  -------------------------------------------------------
ASSET (LIABILITY)
ASSETS
Fixed maturities                    $(1,301)            $8,742              $(515)
Equity securities, AFS                 (481)                59                 (2)
Freestanding derivatives (4)
Variable annuity hedging
 derivatives and macro hedge
 program                                 --              2,774              1,995
Other freestanding
 derivatives                             98               (234)              (225)
                                    -------            -------            -------
Total freestanding
 derivatives                             98              2,540              1,770
Reinsurance recoverable
 (1),(2),(9)                             --              1,302                962
Separate accounts (6)                   315                786                (73)
                                    -------            -------            -------
SUPPLEMENTAL ASSET
 INFORMATION
Total freestanding
 derivatives used to hedge
 U.S. GMWB including those in
 Levels 1, 2 and 3 (10)                  --              2,664              3,374
                                    -------            -------            -------
LIABILITIES
Other policyholder funds and
 benefits payable (2)
Guaranteed living benefits             $ --            $(9,206)           $(7,019)
Institutional notes                      --                (41)               (17)
Equity linked notes                      --                 (8)                13
                                    -------            -------            -------
Total other policyholder
 funds and benefits payable
 accounted for at fair value
 (2)                                     --             (9,255)            (7,023)
Consumer notes                           --                 (5)                 5
                                    -------            -------            -------
SUPPLEMENTAL INFORMATION
Net U.S. GMWB (Embedded
 derivatives, freestanding
 derivatives including those
 in Levels 1, 2 and 3 and
 reinsurance recoverable) (8)          $ --            $(2,560)             $(631)
                                    -------            -------            -------

(1) The January 1, 2008 fair value of $238 includes the pre fair value amount of $128 and transitional adjustment of $110.

(2) The Company classifies all the gains and losses on GMWB reinsurance derivatives and GMWB embedded derivatives and reinsured GMWB, GMIB and GMAB free standing derivatives as unrealized gains/losses for purposes of disclosure in this table because it is impracticable to track on a contract-by-contract basis the realized gains/ losses for these derivatives and embedded derivatives.

(3) All amounts in these columns are reported in net realized capital gains/losses, except for $6 for the twelve months ending December 31, 2009, which is reported in benefits, losses and loss adjustment expenses. All amounts are before income taxes and amortization of DAC.

(4) The freestanding derivatives, excluding reinsurance derivatives instruments, are reported in this table on a net basis for asset/ (liability) positions and reported on the Consolidated Balance Sheet in other investments and other liabilities.

(5)  All amounts are before income taxes and amortization of DAC.

(6) The realized/unrealized gains (losses) included in net income for separate account assets are offset by an equal amount for separate account liabilities which results in a net zero impact on net income for the Company.

(7) Transfers in and/or (out) of Level 3 are attributable to a change in the availability of market observable information for individual securities within respective categories.

(8) The net loss on U.S. GMWB since January 1, 2008 was primarily related to liability model assumption updates for mortality in the first quarter and market-based hedge ineffectiveness in the third and fourth quarters due to extremely volatile capital markets, partially offset by gains in the fourth quarter related to liability model assumption updates for lapse rates.

(9) During July 2008, the Company reinsured, with a third party, U.S. GMWB risks associated with approximately $7.8 billion of account value sold between 2003 and 2006. The reinsurance agreement is an 80% quota-share agreement. The third party's financial strength is rated A+ by A.M. Best, AA- by Standard and Poor's and Aa2 by Moody's. The reinsurance agreement will be accounted for as a freestanding derivative.

(10) The "Purchases, issuances, and settlements' primarily relates to the receipt of cash on futures and option contracts classified as Level 1 and interest rate, currency and credit default swaps classified as Level 2.

(11) Includes both market and non-market impacts in deriving realized and unrealized gains (losses)

FINANCIAL INSTRUMENTS NOT CARRIED AT FAIR VALUE

The following presents carrying amounts and fair values of the Company's financial instruments not carried at fair value, and not included in the above fair value discussion as of December 31, 2009 and 2008 were as follows:

                                           DECEMBER 31,                         DECEMBER 31,
                                               2009                                 2008
                                     CARRYING               FAIR          CARRYING               FAIR
                                      AMOUNT                VALUE          AMOUNT                VALUE
--------------------------------------------------------------------------------------------------------
ASSETS
 Policy loans                           $2,120               $2,252          $2,154               $2,366
 Mortgage loans                          4,304                3,645           4,896                4,265
                                     ---------            ---------       ---------            ---------
LIABILITIES
 Other policyholder funds and
  benefits payable (1)                 $11,919              $12,101         $14,421              $14,158
 Consumer notes                          1,131                1,194           1,210                1,188
                                     ---------            ---------       ---------            ---------

(1) Excludes group accident and health and universal life insurance contracts, including corporate owned life insurance.

- Fair value for policy loans and consumer notes were estimated using discounted cash flow calculations.

- Fair values for mortgage loans were estimated using discounted cash flow calculations based on current lending rates for similar type loans. Current incremental lending rates reflect changes in credit spreads and the remaining terms of the loans.

- Other policyholder funds and benefits payable, not carried at fair value, is determined by estimating future cash flows, discounted at the current market rate.

4. INVESTMENTS AND DERIVATIVE INSTRUMENTS

SIGNIFICANT INVESTMENT ACCOUNTING POLICIES

The Company's investments in fixed maturities include bonds, redeemable preferred stock and commercial paper. These investments, along with certain equity securities, which include common and non-redeemable preferred stocks, are classified as AFS and are carried at fair value. The after-tax difference from cost or amortized cost is reflected in stockholders' equity as a component of Other Comprehensive Income (Loss) ("OCI"), after adjustments for the effect of deducting the life and pension policyholders' share of the immediate participation guaranteed contracts and certain life and annuity deferred policy acquisition costs and reserve adjustments. The equity investments associated with the variable annuity products offered in the United Kingdom are recorded at fair value and are classified as trading with changes in fair value recorded in net investment income. Policy loans are carried at outstanding balance. Mortgage loans are recorded at the outstanding principal balance adjusted for amortization of premiums or discounts and net of valuation allowances. Short-term investments are carried at amortized cost, which approximates fair value. Limited partnerships and other alternative investments are reported at their carrying value with the change in carrying value accounted for under the equity method and accordingly the Company's share of earnings are included in net investment income. Recognition of limited partnerships and other alternative investment income is delayed due to the availability of the related financial information, as private equity and other funds are generally on a three-month delay and hedge funds are on a one-month delay. Accordingly, income for the years ended December 31, 2009, 2008 and 2007 may not include the full impact of current year changes in valuation of the underlying assets and liabilities, which are generally obtained from the limited partnerships and other alternative investments' general partners. Other investments primarily consist of derivatives instruments which are carried at fair value.

RECOGNITION AND PRESENTATION OF OTHER-THAN-TEMPORARY IMPAIRMENTS

In April 2009, the FASB updated the guidance related to the recognition and presentation of other-than-temporary impairments which modifies the recognition of other-than-temporary impairment ("impairment") losses for debt securities. This new guidance is also applied to certain equity securities with debt-like characteristics (collectively "debt securities"). Under the new guidance, a debt security is deemed to be other-than-temporarily impaired if it meets the following conditions: 1) the Company intends to sell or it is more likely than not the Company will be required to sell the security before a recovery in value, or 2) the Company does not expect to recover the entire amortized cost basis of the security. If the Company intends to sell or it is more likely than not that the Company will be required to sell the security before a recovery in value, a charge is recorded in net realized capital losses equal to the difference between the fair value and amortized cost basis of the security. For those other-than-temporarily impaired debt securities which do not meet the first condition and for which the Company does not expect to recover the entire amortized cost basis, the difference between the security's amortized cost basis and the fair value is separated into the portion representing a credit impairment, which is recorded in net realized capital losses, and the remaining impairment, which is recorded in OCI. Generally, the Company determines a security's credit impairment as the difference between its amortized cost basis and its best estimate of expected future cash flows discounted at the security's effective yield prior to impairment. The remaining non-credit impairment, which is recorded in OCI, is the difference between the security's fair value and the Company's best estimate of expected future cash flows discounted at the security's effective yield prior to the impairment. The remaining non-credit impairment typically represents current market liquidity and risk premiums. The previous amortized cost basis less the impairment recognized in net realized capital losses becomes the security's new cost basis. The Company accretes the new cost basis to the estimated future cash flows over the expected remaining life of the security by prospectively adjusting the security's yield, if necessary. Prior to the adoption of this accounting guidance, the Company recorded the entire difference between the fair value and cost or amortized cost basis of the security in net realized capital losses unless the Company could assert the intent and ability to hold the security for a period sufficient to allow for recovery of fair value to its amortized cost basis.

The Company evaluates whether a credit impairment exists for debt securities by considering primarily the following factors: (a) the length of time and extent to which the fair value has been less than the amortized cost of the security,
(b) changes in the financial condition, credit rating and near-term prospects of the issuer, (c) whether the issuer is current on contractually obligated interest and principal payments, (d) changes in the financial condition of the security's underlying collateral and (e) the payment structure of the security. The Company's best estimate of expected future cash flows used to determine the credit loss amount is a quantitative and qualitative process that incorporates information received from third-party sources along with certain internal assumptions and judgments regarding the future performance of the security. The Company's best estimate of future cash flows involves assumptions including, but not limited to, various performance indicators, such as historical and projected default and recovery rates, credit ratings, current delinquency rates, loan-to-value ratios and the possibility of obligor re-financing. In addition, for securitized debt securities, the Company considers factors including, but not limited to, commercial and residential property value declines that vary by property type and location and average cumulative collateral loss rates that vary by vintage year. These assumptions require the use of significant management judgment and include the probability of issuer default and estimates regarding timing and amount of expected recoveries which may include estimating the underlying collateral value. In addition, projections of expected future debt security cash flows may change based upon new information regarding the performance of the issuer and/or underlying collateral such as changes in the projections of the underlying property value estimates.

For equity securities where the decline in the fair value is deemed to be other-than-temporary, a charge is recorded in net realized capital losses equal to the difference between the fair value and cost basis of the security. The previous cost basis less the impairment becomes the security's new cost basis. The Company asserts its intent and ability to retain those equity securities deemed to be temporarily impaired until the price recovers. Once identified, these securities are systematically restricted from trading unless approved by a committee of investment and accounting professionals ("Committee"). The Committee will only authorize the sale of these securities based on predefined criteria that relate to events that could not have been reasonably foreseen. Examples of the criteria include, but are not limited to, the deterioration in the issuer's financial condition, security price declines, a change in regulatory requirements or a major business combination or major disposition.

The primary factors considered in evaluating whether an impairment exists for an equity security include, but are not limited to: (a) the length of time and extent to which the fair value has been less than the cost of the security, (b) changes in the financial condition, credit rating and near-term prospects of the issuer, (c) whether the issuer is current on contractually obligated payments and (d) the intent and ability of the Company to retain the investment for a period of time sufficient to allow for recovery.

MORTGAGE LOAN VALUATION ALLOWANCES

Mortgage loans are considered to be impaired when management estimates that based upon current information and events, it is probable that the Company will be unable to collect amounts due according to the contractual terms of the loan agreement. Criteria used to determine if an impairment exists include, but are not limited to: current and projected macroeconomic factors, such as unemployment rates, as well as rental rates, occupancy levels, delinquency rates and property values, and debt service coverage ratios. These assumptions require the use of significant management judgment and include the probability and timing of borrower default and loss severity estimates. In addition, projections of expected future cash flows may change based upon new information regarding the performance of the borrower and/or underlying collateral such as changes in the projections of the underlying property value estimates.

For mortgage loans that are deemed impaired, a valuation allowance is established for the difference between the carrying amount and the Company's share of either (a) the present value of the expected future cash flows discounted at the loan's original effective interest rate, (b) the loan's observable market price or (c) the fair value of the collateral. Additionally, a loss contingency valuation allowance is established for estimated probable credit losses on certain homogenous groups of loans. Changes in valuation allowances are recorded in net realized capital gains and losses. Interest income on an impaired loan is accrued to the extent it is deemed collectable and the loan continues to perform under its original or restructured terms. Interest income on defaulted loans is recognized when received.

NET REALIZED CAPITAL GAINS AND LOSSES

Net realized capital gains and losses from investment sales, after deducting the life and pension policyholders' share for certain products, are reported as a component of revenues and are determined on a specific identification basis. Net realized capital gains and losses also result from fair value changes in derivatives contracts (both free-standing and embedded) that do not qualify, or are not designated, as a hedge for accounting purposes, and the change in value of derivatives in certain fair-value hedge relationships. Impairments are recognized as net realized capital losses in accordance with the Company's impairment policy previously discussed. Foreign currency transaction remeasurements are also included in net realized capital gains and losses.

NET INVESTMENT INCOME

Interest income from fixed maturities and mortgage loans is recognized when earned on the constant effective yield method based on estimated timing of cash flows. The amortization of premium and accretion of discount for fixed maturities also takes into consideration call and maturity dates that produce the lowest yield. For securitized financial assets subject to prepayment risk, yields are recalculated and adjusted periodically to reflect historical and/or estimated future repayments using the retrospective method; however, if these investments are impaired, any yield adjustments are made using the prospective method. Prepayment fees on fixed maturities and mortgage loans are recorded in net investment income when earned. For limited partnerships and other alternative investments, the equity method of accounting is used to recognize the Company's share of earnings. For impaired debt securities, the Company accretes the new cost basis to the estimated future cash flows over the expected remaining life of the security by prospectively adjusting the security's yield, if necessary. The Company's non-income producing investments were not material for the years ended December 31, 2009, 2008 and 2007.

Net investment income on equity securities, trading includes dividend income and the changes in market value of the securities associated with the variable annuity products sold in the United Kingdom. The returns on these policyholder-directed investments inure to the benefit of the variable annuity policyholders but the underlying funds do not meet the criteria for separate account reporting. Accordingly, these assets are reflected in the Company's general account and the returns credited to the policyholders are reflected in interest credited, a component of benefits, losses and loss adjustment expenses.

SIGNIFICANT DERIVATIVE INSTRUMENTS ACCOUNTING POLICIES

OVERVIEW

The Company utilizes a variety of derivative instruments, including swaps, caps, floors, forwards, futures and options through one of four Company-approved objectives: to hedge risk arising from interest rate, equity market, credit spread and issuer default, price or currency exchange rate risk or volatility; to manage liquidity; to control transaction costs; or to enter into replication transactions.

Interest rate, volatility, dividend, credit default and index swaps involve the periodic exchange of cash flows with other parties, at specified intervals, calculated using agreed upon rates or other financial variables and notional principal amounts. Generally, no cash or principal payments are exchanged at the inception of the contract. Typically, at the time a swap is entered into, the cash flow streams exchanged by the counterparties are equal in value.

Interest rate cap and floor contracts entitle the purchaser to receive from the issuer at specified dates, the amount, if any, by which a specified market rate exceeds the cap strike interest rate or falls below the floor strike interest rate, applied to a notional principal amount. A premium payment is made by the purchaser of the contract at its inception and no principal payments are exchanged.

Forward contracts are customized commitments that specify a rate of interest or currency exchange rate to be paid or received on an obligation beginning on a future start date and are typically settled in cash.

Financial futures are standardized commitments to either purchase or sell designated financial instruments, at a future date, for a specified price and may be settled in cash or through delivery of the underlying instrument. Futures contracts trade on organized exchanges. Margin requirements for futures are met by pledging securities or cash, and changes in the futures' contract values are settled daily in cash.

Option contracts grant the purchaser, for a premium payment, the right to either purchase from or sell to the issuer a financial instrument at a specified price, within a specified period or on a stated date.

Foreign currency swaps exchange an initial principal amount in two currencies, agreeing to re-exchange the currencies at a future date, at an agreed upon exchange rate. There may also be a periodic exchange of payments at specified intervals calculated using the agreed upon rates and exchanged principal amounts.

The Company's derivative transactions are used in strategies permitted under the derivative use plans required by the State of Connecticut and the State of New York insurance departments.

ACCOUNTING AND FINANCIAL STATEMENT PRESENTATION OF DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

Derivative instruments are recognized on the Consolidated Balance Sheets at fair value. For balance sheet presentation purposes, the Company offsets the fair value amounts, income accruals, and cash collateral held, related to derivative instruments executed in a legal entity and with the same counterparty under a master netting agreement, which provides the Company with the legal right of offset.

On the date the derivative contract is entered into, the Company designates the derivative as (1) a hedge of the fair value of a recognized asset or liability ("fair value" hedge), (2) a hedge of the variability in cash flows of a forecasted transaction or of amounts to be received or paid related to a recognized asset or liability ("cash flow" hedge), (3) a hedge of a net investment in a foreign operation ("net investment" hedge) or (4) held for other investment and/or risk management purposes, which primarily involve managing asset or liability related risks which do not qualify for hedge accounting.

FAIR VALUE HEDGES

Changes in the fair value of a derivative that is designated and qualifies as a fair value hedge, including foreign-currency fair value hedges, along with the changes in the fair value of the hedged asset or liability that is attributable to the hedged risk, are recorded in current period earnings with any differences between the net change in fair value of the derivative and the hedged item representing the hedge ineffectiveness. Periodic cash flows and accruals of income/expense ("periodic derivative net coupon settlements") are recorded in the line item of the Consolidated Statement of Operations in which the cash flows of the hedged item are recorded.

CASH FLOW HEDGES

Changes in the fair value of a derivative that is designated and qualifies as a cash flow hedge, including foreign-currency cash flow hedges, are recorded in AOCI and are reclassified into earnings when the variability of the cash flow of the hedged item impacts earnings. Gains and losses on derivative contracts that are reclassified from AOCI to current period earnings are included in the line item in the Consolidated Statements of Operations in which the cash flows of the hedged item are recorded. Any hedge ineffectiveness is recorded immediately in current period earnings as net realized capital gains and losses. Periodic derivative net coupon settlements are recorded in the line item of the consolidated statements of operations in which the cash flows of the hedged item are recorded.

NET INVESTMENT IN A FOREIGN OPERATION HEDGES

Changes in fair value of a derivative used as a hedge of a net investment in a foreign operation, to the extent effective as a hedge, are recorded in the foreign currency translation adjustments account within AOCI. Cumulative changes in fair value recorded in AOCI are reclassified into earnings upon the sale or complete, or substantially complete, liquidation of the foreign entity. Any hedge ineffectiveness is recorded immediately in current period earnings as net realized capital gains and losses. Periodic derivative net coupon settlements are recorded in the line item of the Consolidated Statements of Operations in which the cash flows of the hedged item are recorded.

OTHER INVESTMENT AND/OR RISK MANAGEMENT ACTIVITIES

The Company's other investment and/or risk management activities primarily relate to strategies used to reduce economic risk or replicate permitted investments and do not receive hedge accounting treatment. Changes in the fair value, including periodic derivative net coupon settlements, of derivative instruments held for other investment and/or risk management purposes are reported in current period earnings as net realized capital gains and losses.

HEDGE DOCUMENTATION AND EFFECTIVENESS TESTING

To qualify for hedge accounting treatment, a derivative must be highly effective in mitigating the designated changes in fair value or cash flow of the hedged item. At hedge inception, the Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking each hedge transaction. The documentation process includes linking derivatives that are designated as fair value, cash flow, or net investment hedges to specific assets or liabilities on the balance sheet or to specific forecasted transactions and defining the effectiveness and ineffectiveness testing methods to be used. The Company also formally assesses both at the hedge's inception and ongoing on a quarterly basis, whether the derivatives that are used in hedging transactions have been and are expected to continue to be highly effective in offsetting changes in fair values or cash flows of hedged items. Hedge effectiveness is assessed using qualitative and quantitative methods. Qualitative methods may include comparison of critical terms of the derivative to the hedged item. Quantitative methods include regression or other statistical analysis of changes in fair value or cash flows associated with the hedge relationship. Hedge ineffectiveness of the hedge relationships are measured each reporting period using the "Change in Variable Cash Flows Method", the "Change in Fair Value Method", the "Hypothetical Derivative Method", or the "Dollar Offset Method".

DISCONTINUANCE OF HEDGE ACCOUNTING

The Company discontinues hedge accounting prospectively when (1) it is determined that the derivative is no longer highly effective in offsetting changes in the fair value or cash flows of a hedged item; (2) the derivative is de-designated as a hedging instrument; or (3) the derivative expires or is sold, terminated or exercised.

When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair-value hedge, the derivative continues to be carried at fair value on the balance sheet with changes in its fair value recognized in current period earnings.

When hedge accounting is discontinued because the Company becomes aware that it is not probable that the forecasted transaction will occur, the derivative continues to be carried on the balance sheet at its fair value, and gains and losses that were accumulated in AOCI are recognized immediately in earnings.

In other situations in which hedge accounting is discontinued on a cash-flow hedge, including those where the derivative is sold, terminated or exercised, amounts previously deferred in AOCI are reclassified into earnings when earnings are impacted by the variability of the cash flow of the hedged item.

EMBEDDED DERIVATIVES

The Company purchases and issues financial instruments and products that contain embedded derivative instruments. When it is determined that (1) the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract, and (2) a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is bifurcated from the host for measurement purposes. The embedded derivative, which is reported with the host instrument in the consolidated balance sheets, is carried at fair value with changes in fair value reported in net realized capital gains and losses.

CREDIT RISK

The Company's derivative counterparty exposure policy establishes market-based credit limits, favors long-term financial stability and creditworthiness and typically requires credit enhancement/credit risk reducing agreements. Credit risk is measured as the amount owed to the Company based on current market conditions and potential payment obligations between the Company and its counterparties. For each legal entity of the Company credit exposures are generally quantified daily, netted by counterparty and collateral is pledged to and held by, or on behalf of, the Company to the extent the current value of derivatives exceeds the contractual thresholds which do not exceed $10. The Company also minimizes the credit risk in derivative instruments by entering into transactions with high quality counterparties rated A2/A or better, which are monitored and evaluated by the Company's risk management team and reviewed by senior management. In addition, the Company monitors counterparty credit exposure on a monthly basis to ensure compliance with Company policies and statutory limitations. The Company also maintains a policy of requiring that derivative contracts, other than exchange traded contracts, certain currency forward contracts, and certain embedded derivatives, be governed by an International Swaps and Derivatives Association Master Agreement which is structured by legal entity and by counterparty and permits right of offset.

NET INVESTMENT INCOME

                                              FOR THE YEARS ENDED
                                                  DECEMBER 31,
                                       2009           2008           2007
--------------------------------------------------------------------------------
(BEFORE-TAX)
Fixed maturities                       $2,094         $2,458         $2,714
Equity securities, AFS                     43             65             54
Mortgage loans                            232            251            227
Policy loans                              136            136            132
Limited partnerships and other
 alternative investments                 (171)          (224)           112
Other investments                         242            (33)          (120)
Investment expenses                       (71)           (65)           (63)
                                     --------       --------       --------
    NET INVESTMENT INCOME EXCLUDING
         EQUITY SECURITIES, TRADING     2,505          2,588          3,056
Equity securities, trading                343           (246)             1
                                     --------       --------       --------
        TOTAL NET INVESTMENT INCOME    $2,848         $2,342         $3,057
                                     --------       --------       --------

The net unrealized gain (loss) on equity securities, trading, included in net investment income during the years ended December 31, 2009, 2008 and 2007, was $276, $(250) and $(17), respectively, substantially all of which have corresponding amounts credited to policyholders. These amounts were not included in gross unrealized gains (losses).

NET REALIZED CAPITAL LOSSES

                                              FOR THE YEARS ENDED
                                                  DECEMBER 31,
                                       2009           2008           2007
--------------------------------------------------------------------------------
(BEFORE-TAX)
Gross gains on sales                     $364            $383          $187
Gross losses on sales                    (828)           (398)         (142)
Net OTTI losses recognized in
 earnings                              (1,192)         (1,888)         (339)
Japanese fixed annuity contract
 hedges, net (1)                           47              64            18
Periodic net coupon settlements on
 credit derivatives/Japan                 (33)            (34)          (40)
Fair value measurement transition
 impact                                    --            (798)           --
Results of variable annuity hedge
 program
GMWB derivatives, net                   1,505            (687)         (286)
Macro hedge program                      (895)             74           (12)
                                     --------       ---------       -------
Total results of variable annuity
 hedge program                            610            (613)         (298)
GMIB/GMAB/GMWB reinsurance assumed      1,106          (1,986)         (155)
Coinsurance and modified
 coinsurance ceded reinsurance
 contracts                               (577)
                                     --------       ---------       -------
Other, net (2)                           (374)           (493)         (165)
                                     --------       ---------       -------
        NET REALIZED CAPITAL LOSSES     $(877)        $(5,763)        $(934)
                                     --------       ---------       -------

(1) Relates to derivative hedging instruments, excluding periodic net coupon settlements, and is net of the Japanese fixed annuity product liability adjustment for changes in the dollar/yen exchange spot rate.

(2) Consists of changes in fair value on non-qualifying derivatives, hedge ineffectiveness on qualifying derivative instruments, foreign currency gains and losses related to the internal reinsurance of the Japan variable annuity business, which is offset in AOCI, valuation allowances and other investment gains and losses.

SALES OF AVAILABLE-FOR-SALE SECURITIES

                                              FOR THE YEARS ENDED
                                                 DECEMBER 31,
                                      2009           2008           2007
--------------------------------------------------------------------------------
Fixed maturities
Sale proceeds                         $27,809        $9,366         $12,415
Gross gains                               495           291             246
Gross losses                             (830)         (472)           (135)
Equity securities, AFS
Sale proceeds                            $162          $126            $296
Gross gains                                 2            11              12
Gross losses                              (27)          (21)             (7)

Sales of AFS securities were the result of the Company's repositioning of its investment portfolio throughout 2009.

OTHER-THAN-TEMPORARY IMPAIRMENT LOSSES

The following table presents a roll-forward of the Company's cumulative credit impairments on debt securities held as of December 31, 2009.

                                                CREDIT
                                              IMPAIRMENT
-------------------------------------------------------------
Balance as of January 1, 2009                       $ --
Credit impairments remaining in retained
 earnings related to adoption of new
 accounting guidance in April 2009                  (941)
Additions for credit impairments
 recognized on (1):
Securities not previously impaired                  (690)
Securities previously impaired                      (201)
Reductions for credit impairments
 previously recognized on:
Securities that matured or were sold
 during the period                                   196
Securities that the Company intends to
 sell or more likely than not will be
 required to sell before recovery                      1
Securities due to an increase in
 expected cash flows                                   3
                                               ---------
         BALANCE AS OF DECEMBER 31, 2009         $(1,632)
                                               ---------

(1) These additions are included in the net OTTI losses recognized in earnings of $1.2 billion in the Consolidated Statements of Operations, as well as impairments on debt securities for which the Company intended to sell and on equity securities.

AVAILABLE-FOR-SALE SECURITIES

The following table presents the Company's AFS securities by type.

                                                                DECEMBER 31, 2009
                                COST OR               GROSS                 GROSS
                               AMORTIZED           UNREALIZED            UNREALIZED          FAIR         NON-CREDIT
                                 COST                 GAINS                LOSSES            VALUE         OTTI (1)
----------------------------------------------------------------------------------------------------------------------
ABS                              $2,344                  $31                 $(472)          $1,903           $(26)
CDOs                              3,158                   19                (1,012)           2,165           (123)
CMBS                              6,844                   76                (1,555)           5,365             (8)
Corporate                        23,621                  985                  (939)          23,667            (11)
Foreign govt./govt.
 agencies                           824                   35                   (13)             846             --
Municipal                           971                    3                  (194)             780             --
RMBS                              3,965                   68                  (697)           3,336           (166)
U.S. Treasuries                   2,557                    5                  (221)           2,341             --
                                -------               ------               -------          -------          -----
    TOTAL FIXED MATURITIES       44,284                1,222                (5,103)          40,403           (334)
Equity securities                   447                   38                   (66)             419             --
                                -------               ------               -------          -------          -----
      TOTAL AFS SECURITIES      $44,731               $1,260               $(5,169)         $40,822          $(334)
                                -------               ------               -------          -------          -----

                                                       DECEMBER 31, 2008
                                COST OR               GROSS                GROSS
                               AMORTIZED           UNREALIZED           UNREALIZED           FAIR
                                 COST                 GAINS               LOSSES             VALUE
--------------------------  -----------------------------------------------------------------------
ABS                              $2,790                  $5                 $(819)           $1,976
CDOs                              3,692                   2                (1,713)            1,981
CMBS                              8,243                  21                (2,915)            5,349
Corporate                        21,252                 441                (2,958)           18,735
Foreign govt./govt.
 agencies                         2,094                  86                   (33)            2,147
Municipal                           917                   8                  (220)              705
RMBS                              4,423                  57                  (882)            3,598
U.S. Treasuries                   5,033                  75                   (39)            5,069
                                -------               -----               -------           -------
    TOTAL FIXED MATURITIES       48,444                 695                (9,579)           39,560
Equity securities                   614                   4                  (184)              434
                                -------               -----               -------           -------
      TOTAL AFS SECURITIES      $49,058                $699               $(9,763)          $39,994
                                -------               -----               -------           -------

(1) Represents the amount of cumulative non-credit OTTI losses recognized in OCI on securities that also had a credit impairment. These losses are included in gross unrealized losses as of December 31, 2009.

The following table presents the Company's fixed maturities by contractual maturity year.

                                                   DECEMBER 31, 2009
                                               AMORTIZED              FAIR
                                                 COST                 VALUE
-----------------------------------------------------------------------------
MATURITY
One year or less                                    $828                 $844
Over one year through five years                   8,555                8,786
Over five years through ten years                  7,436                7,511
Over ten years                                    11,154               10,493
                                               ---------            ---------
Subtotal                                          27,973               27,634
Mortgage-backed and asset-backed
 securities                                       16,311               12,769
                                               ---------            ---------
                                   TOTAL         $44,284              $40,403
                                               ---------            ---------

Estimated maturities may differ from contractual maturities due to security call or prepayment provisions. Due to the potential for variability in payment spreads (i.e. prepayments or extensions), mortgage-backed and asset-backed securities are not categorized by contractual maturity.

CONCENTRATION OF CREDIT RISK

The Company aims to maintain a diversified investment portfolio including issuer, sector and geographic stratification, where applicable, and has established certain exposure limits, diversification standards and review procedures to mitigate credit risk.

As of December 31, 2009, the Company was not exposed to any concentration of credit risk of a single issuer greater than 10% of the Company's stockholders' equity other than U.S. government and certain U.S. government agencies. Other than U.S. government and certain U.S. government agencies, the Company's three largest exposures by issuer were JP Morgan Chase & Co., Bank of America Corporation and Wells Fargo & Co. which each comprised less than 0.6% of total invested assets. As of December 31, 2008, the Company's only exposure to any credit concentration risk of a single issuer greater than 10% of the Company's stockholders' equity was the Government of Japan, which represented $1.9 billion, or 61% of stockholders' equity, and approximately 3.3% of total invested assets. The Company's second and third largest exposures by issuer were JPMorgan Chase & Company and General Electric Company, which each comprised approximately 0.5% and 0.4%, respectively, of total invested assets.

The Company's three largest exposures by sector as of December 31, 2009 were commercial real estate, basic industry and financial services, which comprised approximately 18%, 13% and 9%, respectively, of total invested assets. The Company's three largest exposures by sector as of December 31, 2008 were commercial real estate, basic industry and U.S. government/government agencies which comprised approximately 19%, 12% and 9%, respectively, of total invested assets.

SECURITY UNREALIZED LOSS AGING

The following tables present the Company's unrealized loss aging for AFS securities by type and length of time the security was in a continuous unrealized loss position.

                                                  DECEMBER 31, 2009
                                               LESS THAN 12 MONTHS
                                  AMORTIZED            FAIR          UNREALIZED
                                     COST             VALUE            LOSSES
---------------------------------------------------------------------------------------
ABS                                   $278              $230             $(48)
CDOs                                   990               845             (145)
CMBS                                 1,207             1,016             (191)
Corporate                            3,434             3,207             (227)

                                                   DECEMBER 31, 2009
                                                 12 MONTHS OR MORE
                                  AMORTIZED            FAIR           UNREALIZED
                                     COST             VALUE             LOSSES
-----------------------------  ----------------------------------------------------------
ABS                                 $1,364              $940              $(424)
CDOs                                 2,158             1,291               (867)
CMBS                                 4,001             2,637             (1,364)
Corporate                            4,403             3,691               (712)

                                                 DECEMBER 31, 2009
                                                       TOTAL
                                  AMORTIZED            FAIR           UNREALIZED
                                     COST             VALUE             LOSSES
-----------------------------  -----------------------------------------------------
ABS                                 $1,642            $1,170              $(472)
CDOs                                 3,148             2,136             (1,012)
CMBS                                 5,208             3,653             (1,555)
Corporate                            7,837             6,898               (939)

                                                  DECEMBER 31, 2009
                                               LESS THAN 12 MONTHS
                                  AMORTIZED            FAIR          UNREALIZED
                                     COST             VALUE            LOSSES
---------------------------------------------------------------------------------------
Foreign govt./govt. agencies          $316              $307              $(9)
Municipal                              119               113               (6)
RMBS                                   664               600              (64)
U.S. Treasuries                      1,573             1,534              (39)
                                    ------            ------            -----
       TOTAL FIXED MATURITIES        8,581             7,852             (729)
Equity securities                       65                49              (16)
                                    ------            ------            -----
       TOTAL SECURITIES IN AN
              UNREALIZED LOSS       $8,646            $7,901            $(745)
                                    ------            ------            -----

                                                    DECEMBER 31, 2009
                                                  12 MONTHS OR MORE
                                   AMORTIZED            FAIR            UNREALIZED
                                     COST               VALUE             LOSSES
-----------------------------  ------------------------------------------------------------
Foreign govt./govt. agencies            $30                $26                $(4)
Municipal                               791                603               (188)
RMBS                                  1,688              1,055               (633)
U.S. Treasuries                         628                446               (182)
                                    -------            -------            -------
       TOTAL FIXED MATURITIES        15,063             10,689             (4,374)
Equity securities                       246                196                (50)
                                    -------            -------            -------
       TOTAL SECURITIES IN AN
              UNREALIZED LOSS       $15,309            $10,885            $(4,424)
                                    -------            -------            -------

                                                  DECEMBER 31, 2009
                                                        TOTAL
                                   AMORTIZED            FAIR            UNREALIZED
                                     COST               VALUE             LOSSES
-----------------------------  -------------------------------------------------------
Foreign govt./govt. agencies           $346               $333               $(13)
Municipal                               910                716               (194)
RMBS                                  2,352              1,655               (697)
U.S. Treasuries                       2,201              1,980               (221)
                                    -------            -------            -------
       TOTAL FIXED MATURITIES        23,644             18,541             (5,103)
Equity securities                       311                245                (66)
                                    -------            -------            -------
       TOTAL SECURITIES IN AN
              UNREALIZED LOSS       $23,955            $18,786            $(5,169)
                                    -------            -------            -------

                                                    DECEMBER 31, 2008
                                                 LESS THAN 12 MONTHS
                                   AMORTIZED            FAIR            UNREALIZED
                                     COST               VALUE             LOSSES
-------------------------------------------------------------------------------------------
ABS                                    $873               $705              $(168)
CDOs                                    608                394               (214)
CMBS                                  3,875              2,907               (968)
Corporate                            11,101              9,500             (1,601)
Foreign govt./govt. agencies            788                762                (26)
Municipal                               524                381               (143)
RMBS                                    564                415               (149)
U.S. Treasuries                       3,952              3,913                (39)
                                    -------            -------            -------
       TOTAL FIXED MATURITIES        22,285             18,977             (3,308)
Equity securities                       433                296               (137)
                                    -------            -------            -------
       TOTAL SECURITIES IN AN
              UNREALIZED LOSS       $22,718            $19,273            $(3,445)
                                    -------            -------            -------

                                                    DECEMBER 31, 2008
                                                 12 MONTHS OR MORE
                                   AMORTIZED            FAIR           UNREALIZED
                                     COST              VALUE             LOSSES
-----------------------------  -----------------------------------------------------------
ABS                                  $1,790            $1,139              $(651)
CDOs                                  3,068             1,569             (1,499)
CMBS                                  3,978             2,031             (1,947)
Corporate                             4,757             3,400             (1,357)
Foreign govt./govt. agencies             29                22                 (7)
Municipal                               297               220                (77)
RMBS                                  2,210             1,477               (733)
U.S. Treasuries                          38                38                 --
                                    -------            ------            -------
       TOTAL FIXED MATURITIES        16,167             9,896             (6,271)
Equity securities                       136                89                (47)
                                    -------            ------            -------
       TOTAL SECURITIES IN AN
              UNREALIZED LOSS       $16,303            $9,985            $(6,318)
                                    -------            ------            -------

                                                  DECEMBER 31, 2008
                                                        TOTAL
                                   AMORTIZED            FAIR            UNREALIZED
                                     COST               VALUE             LOSSES
-----------------------------  -------------------------------------------------------
ABS                                  $2,663             $1,844              $(819)
CDOs                                  3,676              1,963             (1,713)
CMBS                                  7,853              4,938             (2,915)
Corporate                            15,858             12,900             (2,958)
Foreign govt./govt. agencies            817                784                (33)
Municipal                               821                601               (220)
RMBS                                  2,774              1,892               (882)
U.S. Treasuries                       3,990              3,951                (39)
                                    -------            -------            -------
       TOTAL FIXED MATURITIES        38,452             28,873             (9,579)
Equity securities                       569                385               (184)
                                    -------            -------            -------
       TOTAL SECURITIES IN AN
              UNREALIZED LOSS       $39,021            $29,258            $(9,763)
                                    -------            -------            -------

As of December 31, 2009, AFS securities in an unrealized loss position, comprised of 2,473 securities, primarily related to CMBS, CDOs, corporate securities primarily within the financial services sector and RMBS which have experienced significant price deterioration. As of December 31, 2009, 66% of these securities were depressed less than 20% of amortized cost. The decline in unrealized losses during 2009 was primarily attributable to credit spread tightening, impairments and, to a lesser extent, sales, partially offset by rising interest rates. The Company neither has an intention to sell nor does it expect to be required to sell the securities outlined above.

                                 MORTGAGE LOANS

                                                    DECEMBER 31, 2009
                                  AMORTIZED             VALUATION             CARRYING
                                   COST (1)             ALLOWANCE              VALUE
------------------------------------------------------------------------------------------
Agricultural                           $369                  $(3)                 $366
Commercial                            4,195                 (257)                3,938
                                   --------              -------              --------
         TOTAL MORTGAGE LOANS        $4,564                $(260)               $4,304
                                   --------              -------              --------

                                                    DECEMBER 31, 2008
                                  AMORTIZED             VALUATION              CARRYING
                                   COST (1)             ALLOWANCE               VALUE
-----------------------------  ------------------------------------------------------------
Agricultural                           $446                  $(11)                 $435
Commercial                            4,463                    (2)                4,461
                                   --------              --------              --------
         TOTAL MORTGAGE LOANS        $4,909                  $(13)               $4,896
                                   --------              --------              --------

(1) Amortized cost represents carrying value prior to valuation allowances, if any.

The following table presents the activity within the Company's valuation allowance for mortgage loans. Included in the 2009 Additions are valuation allowances of $79 on mortgage loans held for sale, which have a carrying value of $161 and are included in mortgage loans in the Company's Consolidated Balance Sheet as of December 31, 2009.

                                                    2009              2008
--------------------------------------------------------------------------------
BALANCE AS OF JANUARY 1                              $ (13)            $ --
Additions                                             (292)             (13)
Deductions                                              45               --
                                                   -------            -----
BALANCE AS OF DECEMBER 31                            $(260)            $(13)
                                                   -------            -----

                                                       DECEMBER 31, 2009                           DECEMBER 31, 2008
                                                CARRYING               PERCENT OF           CARRYING               PERCENT OF
                                                 VALUE                    TOTAL              VALUE                    TOTAL
---------------------------------------------------------------------------------------------------------------------------------
MORTGAGE LOANS BY REGION
East North Central                                   $76                     1.8%               $121                     2.5%
Middle Atlantic                                      592                    13.8%                664                    13.6%
Mountain                                              51                     1.2%                115                     2.3%
New England                                          368                     8.6%                407                     8.3%
Pacific                                            1,102                    25.5%              1,205                    24.6%
South Atlantic                                       615                    14.3%                665                    13.6%
West North Central                                    22                     0.5%                 56                     1.1%
West South Central                                   172                     4.0%                205                     4.2%
Other (1)                                          1,306                    30.3%              1,458                    29.8%
                                                --------                 -------            --------                 -------
                     TOTAL MORTGAGE LOANS         $4,304                   100.0%             $4,896                   100.0%
                                                --------                 -------            --------                 -------

(1)  Primarily represents multi-regional properties.

                                                       DECEMBER 31, 2009                           DECEMBER 31, 2008
                                                CARRYING               PERCENT OF           CARRYING               PERCENT OF
                                                 VALUE                    TOTAL              VALUE                    TOTAL
---------------------------------------------------------------------------------------------------------------------------------
MORTGAGE LOANS BY PROPERTY TYPE
Agricultural                                        $366                     8.5%               $435                     8.9%
Industrial                                           784                    18.2%                790                    16.1%
Lodging                                              329                     7.6%                383                     7.8%
Multifamily                                          582                    13.5%                798                    16.3%
Office                                             1,387                    32.3%              1,456                    29.8%
Retail                                               602                    14.0%                764                    15.6%
Other                                                254                     5.9%                270                     5.5%
                                                --------                 -------            --------                 -------
                     TOTAL MORTGAGE LOANS         $4,304                   100.0%             $4,896                   100.0%
                                                --------                 -------            --------                 -------

VARIABLE INTEREST ENTITIES

The Company is involved with VIEs primarily as a collateral manager and as an investor through normal investment activities, as well as a means of accessing capital. This involvement includes providing investment management and administrative services for a fee and holding ownership or other interests as an investor.

PRIMARY BENEFICIARY

The Company has performed a quantitative analysis and concluded that for those VIEs for which it will absorb a majority of the expected losses or residual returns, it is the primary beneficiary and therefore these VIEs were consolidated in the Company's Consolidated Financial Statements. Creditors have no recourse against the Company in the event of default by these VIEs. The Company has no implied or unfunded commitments to these VIEs. The following table presents the carrying value of assets and liabilities and the maximum exposure to loss relating to these VIEs.

                                                      DECEMBER 31, 2009            MAXIMUM
                                    TOTAL                   TOTAL                  EXPOSURE
                                    ASSETS             LIABILITIES (1)           TO LOSS (2)
-----------------------------------------------------------------------------------------------
CDO                                   $226                     $47                    $181
Limited partnerships                    31                      13                      18
Other investments                       75                      40                      32
                                    ------                  ------                  ------
                        TOTAL         $332                    $100                    $231
                                    ------                  ------                  ------

                                                      DECEMBER 31, 2008            MAXIMUM
                                    TOTAL                   TOTAL                  EXPOSURE
                                    ASSETS             LIABILITIES (1)           TO LOSS (2)
-----------------------------  ----------------------------------------------------------------
CDO                                   $339                     $89                    $237
Limited partnerships                   151                      72                      79
Other investments                      249                     103                     166
                                    ------                  ------                  ------
                        TOTAL         $739                    $264                    $482
                                    ------                  ------                  ------

(1) Includes noncontrolling interest in limited partnerships and other investments of $41 and $154 as of December 31, 2009 and 2008, respectively, that is reported as a separate component of equity in the Company's Consolidated Balance Sheets.

(2) The maximum exposure to loss represents the maximum loss amount that the Company could recognize as a reduction in net investment income or as a realized capital loss and is the consolidated assets at cost net of liabilities.

The CDO represents a cash flow CLO for which the Company provides collateral management services, earns a fee for those services and also holds investments in the debt issued by the CLO. Limited partnerships represent hedge funds for which the Company holds a majority interest in the equity of the funds as an investment. Other investments primarily represent investment trusts for which the Company provides investment management services, earns a fee for those services and also holds investments in the equity issued by the trusts. In 2009, a hedge fund and investment trust were liquidated and, therefore, the Company was no longer deemed to be the primary beneficiary. Accordingly, these two VIEs were deconsolidated.

NON-PRIMARY BENEFICIARY

The Company has performed a quantitative analysis and concluded that for those VIEs for which it holds a significant variable interest but will not absorb a majority of the expected losses or residual returns, the Company is not the primary beneficiary and therefore, these VIEs were not consolidated in the Company's Consolidated Financial Statements. The Company has no implied or unfunded commitments to these VIEs. Each of these investments has been held by the Company for three years or less. The total carrying value of assets and liabilities for the CDOs as of December 31, 2009 was $239 and $0, respectively, with a maximum exposure to loss of $248, and as of December 31, 2008 was $283 and $0, respectively, with a maximum exposure to loss of $329. The maximum exposure to loss represents the Company's investment in securities issued by CDOs at cost.

CDOs represent a cash flow CLO and a CDO for which the Company provides collateral management services, earns fees for those services and holds investments in the debt and/or preferred equity issued by the CDOs.

DERIVATIVE INSTRUMENTS

The Company utilizes a variety of over-the-counter and exchange traded derivative instruments as a part of its overall risk management strategy, as well as to enter into replication transactions. Derivative instruments are used to manage risk associated with interest rate, equity market, credit spread, issuer default, price, and currency exchange rate risk or volatility. Replication transactions are used as an economical means to synthetically replicate the characteristics and performance of assets that would otherwise be permissible investments under the Company's investment policies. The Company also purchases and issues financial instruments and products that either are accounted for as free-standing derivatives, such as certain reinsurance contracts, or may contain features that are deemed to be embedded derivative instruments, such as the GMWB rider included with certain variable annuity products.

CASH FLOW HEDGES

INTEREST RATE SWAPS

Interest rate swaps are primarily used to convert interest receipts on floating-rate fixed maturity securities or interest payments on floating-rate guaranteed investment contracts to fixed rates. These derivatives are predominantly used to better match cash receipts from assets with cash disbursements required to fund liabilities.

The Company also enters into forward starting swap agreements to hedge the interest rate exposure related to the purchase of fixed-rate securities or the anticipated future cash flows of floating-rate fixed maturity securities due to changes in interest rates. These derivatives are primarily structured to hedge interest rate risk inherent in the assumptions used to price certain liabilities.

FORWARD RATE AGREEMENTS

Forward rate agreements are used to convert interest receipts on floating-rate securities to fixed rates. These derivatives are used to lock in the forward interest rate curve and reduce income volatility that results from changes in interest rates.

FOREIGN CURRENCY SWAPS

Foreign currency swaps are used to convert foreign denominated cash flows related to certain investment receipts and liability payments to U.S. dollars in order to minimize cash flow fluctuations due to changes in currency rates.

FAIR VALUE HEDGES

INTEREST RATE SWAPS

Interest rate swaps are used to hedge the changes in fair value of certain fixed rate liabilities and fixed maturity securities due to fluctuations in interest rates.

FOREIGN CURRENCY SWAPS

Foreign currency swaps are used to hedge the changes in fair value of certain foreign denominated fixed rate liabilities due to changes in foreign currency rates by swapping the fixed foreign payments to floating rate U.S. dollar denominated payments.

NON-QUALIFYING STRATEGIES

INTEREST RATE SWAPS, CAPS, FLOORS, AND FUTURES

The Company uses interest rate swaps, caps, floors, and futures to manage duration between assets and liabilities in certain investment portfolios. In addition, the Company enters into interest rate swaps to terminate existing swaps, thereby offsetting the changes in value of the original swap. As of December 31, 2009 and 2008, the notional amount of interest rate swaps in offsetting relationships was $4.5 billion and $4.4 billion, respectively.

FOREIGN CURRENCY SWAPS AND FORWARDS

The Company enters into foreign currency swaps and forwards to convert the foreign currency exposures to U.S. dollars in certain of its foreign denominated fixed maturity investments. The Company also enters into foreign currency forward contracts that convert Euros to Yen in order to economically hedge the foreign currency risk associated with certain assumed Japanese variable annuity products.

JAPAN 3WIN RELATED FOREIGN CURRENCY SWAPS

During the first quarter of 2009, the Company entered into foreign currency swaps to hedge the foreign currency exposure related to the Japan 3Win product guaranteed minimum income benefit ("GMIB") fixed liability payments.

JAPANESE FIXED ANNUITY HEDGING INSTRUMENTS

The Company enters into currency rate swaps and forwards to mitigate the foreign currency exchange rate and Yen interest rate exposures associated with the Yen denominated individual fixed annuity product.

CREDIT DERIVATIVES THAT PURCHASE CREDIT PROTECTION

Credit default swaps are used to purchase credit protection on an individual entity or referenced index to economically hedge against default risk and credit-related changes in value on fixed maturity securities. These contracts require the Company to pay a periodic fee in exchange for compensation from the counterparty should the referenced security issuers experience a credit event, as defined in the contract.

CREDIT DERIVATIVES THAT ASSUME CREDIT RISK

Credit default swaps are used to assume credit risk related to an individual entity, referenced index, or asset pool, as a part of replication transactions. These contracts entitle the Company to receive a periodic fee in exchange for an obligation to compensate the derivative counterparty should the referenced security issuers experience a credit event, as defined in the contract. The Company is also exposed to credit risk due to embedded derivatives associated with credit linked notes.

CREDIT DERIVATIVES IN OFFSETTING POSITIONS

The Company enters into credit default swaps to terminate existing credit default swaps, thereby offsetting the changes in value of the original swap going forward.

EQUITY INDEX SWAPS, OPTIONS, AND FUTURES

The Company offers certain equity indexed products, which may contain an embedded derivative that requires bifurcation. The Company enters into S&P index swaps, futures and options to economically hedge the equity volatility risk associated with these embedded derivatives. In addition, the Company is exposed to bifurcated options embedded in certain fixed maturity investments.

GMWB PRODUCT DERIVATIVES

The Company offers certain variable annuity products with a GMWB rider in the U.S. and formerly in the U.K. and Japan. The GMWB is a bifurcated embedded derivative that provides the policyholder with a GRB if the account value is reduced to zero through a combination of market declines and withdrawals. The GRB is generally equal to premiums less withdrawals. Certain contract provisions can increase the GRB at contractholder election or after the passage of time. The notional value of the embedded derivative is the GRB balance.

GMWB REINSURANCE CONTRACTS

The Company has entered into reinsurance arrangements to offset a portion of its risk exposure to the GMWB for the remaining lives of covered variable annuity contracts. Reinsurance contracts covering GMWB are accounted for as free-standing derivatives. The notional amount of the reinsurance contracts is the GRB amount.

GMWB HEDGING INSTRUMENTS

The Company enters into derivative contracts to partially hedge exposure to the income volatility associated with the portion of the GMWB liabilities which are not reinsured. These derivative contracts include customized swaps, interest rate swaps and futures, and equity swaps, options, and futures, on certain indices including the S&P 500 index, EAFE index, and NASDAQ index. As of December 31, 2009, the notional amount related to the GMWB hedging instruments is $15.6 billion and consists of $10.8 billion of customized swaps, $1.8 billion of interest rate swaps and futures, and $3.0 billion of equity swaps, options, and futures.

MACRO HEDGE PROGRAM

The Company utilizes equity options, currency options, and equity futures contracts to partially hedge the statutory reserve impact of equity risk and foreign currency risk arising primarily from guaranteed minimum death benefit ("GMDB"), GMIB and GMWB obligations against a decline in the equity markets or changes in foreign currency exchange rates. As of December 31, 2009, the notional amount related to the macro hedge program is $27.4 billion and consists of $25.1 billion of equity options, $2.1 billion of currency options, and $0.2 billion of equity futures. The $27.4 billion of notional includes $1.2 billion of short put option contracts, therefore resulting in a net notional amount for the macro hedge program of approximately $26.2 billion.

GMAB, GMWB AND GMIB REINSURANCE CONTRACTS

The Company reinsured the GMAB, GMWB, and GMIB embedded derivatives for host variable annuity contracts written by its affiliate, HLIKK, in Japan. The reinsurance contracts are accounted for as free-standing derivative contracts. The notional amount of the reinsurance contracts is the Yen denominated GRB balance value converted at the period-end Yen to U.S. dollar foreign spot exchange rate.

COINSURANCE AND MODIFIED COINSURANCE REINSURANCE CONTRACTS

During 2009, a subsidiary entered into a coinsurance with funds withheld and modified coinsurance reinsurance agreement with an affiliated captive reinsurer, which creates an embedded derivative. In addition, provisions of this agreement include reinsurance to cede a portion of direct written U.S. GMWB riders, which is accounted for as an embedded derivative. Additional provisions of this agreement cede variable annuity contract GMAB, GMWB and GMIB riders reinsured by the Company that have been assumed from an affiliate, HLIKK, and is accounted for as a free-standing derivative. Refer to note 16 "Transactions with Affiliates" for more information on this transaction.

During 2007, a subsidiary insurance company entered into a coinsurance with funds withheld and modified coinsurance reinsurance agreement with an affiliate reinsurance company to provide statutory surplus relief for certain life insurance policies. This agreement is accounted for as a financing transaction and includes a compound embedded derivative.

DERIVATIVE BALANCE SHEET CLASSIFICATION

The table below summarizes the balance sheet classification of the Company's derivative related fair value amounts, as well as the gross asset and liability fair value amounts. The fair value amounts presented do not include income accruals or cash collateral held amounts, which are netted with derivative fair value amounts to determine balance sheet presentation. Derivatives in the Company's separate accounts are not included because the associated gains and losses accrue directly to policyholders. The Company's derivative instruments are held for risk management purposes, unless otherwise noted in the table below. The notional amount of derivative contracts represents the basis upon which pay or receive amounts are calculated and is presented in the table to quantify the volume of the Company's derivative activity. Notional amounts are not necessarily reflective of credit risk.

                                                           NET DERIVATIVES
                                 NOTIONAL AMOUNT                               FAIR VALUE
   HEDGE DESIGNATION/      Dec. 31,          Dec. 31,              Dec. 31,                  Dec. 31,
    DERIVATIVE TYPE          2009              2008                  2009                      2008
-----------------------------------------------------------------------------------------------------------
CASH FLOW HEDGES
Interest rate swaps            $8,729            $6,798                  $53                      $422
Forward rate agreements         3,000                --                   --                        --
Foreign currency swaps            301             1,005                   (4)                      (21)
                          -----------       -----------            ---------                 ---------
  TOTAL CASH FLOW HEDGES      $12,030            $7,803                  $49                      $401
                          -----------       -----------            ---------                 ---------
FAIR VALUE HEDGES
Interest rate swaps            $1,744            $2,138                 $(21)                     $(86)
Foreign currency swaps            696               696                   (9)                      (57)
                          -----------       -----------            ---------                 ---------
 TOTAL FAIR VALUE HEDGES       $2,440            $2,834                 $(30)                    $(143)
                          -----------       -----------            ---------                 ---------
NON-QUALIFYING
 STRATEGIES
Interest rate contracts
Interest rate swaps,
 caps, floors, and
 futures                       $5,511            $5,269                 $(79)                     $(90)
Foreign exchange
 contracts
Foreign currency swaps
 and forwards                     484               648                  (19)                       45
Japan 3Win related
 foreign currency swaps         2,514                --                  (19)                       --
Japanese fixed annuity
 hedging instruments            2,271             2,334                  316                       383
Credit contracts
Credit derivatives that
 purchase credit
 protection                     1,887             2,633                  (34)                      246
Credit derivatives that
 assume credit risk (1)           902               940                 (176)                     (309)
Credit derivatives in
 offsetting positions           3,591             1,453                  (52)                       (8)
Equity contracts
Equity index swaps,
 options, and futures             221               249                  (16)                      (14)
Variable annuity hedge
 program
GMWB product derivatives
 (2)                           46,906            48,406               (1,991)                   (6,590)
GMWB reinsurance
 contracts                     10,301            11,437                  347                     1,302
GMWB hedging instruments       15,567            18,620                   52                     2,664
Macro hedge program            27,448             2,188                  318                       137
Other
GMAB, GMWB, and GMIB
 reinsurance contracts         19,618            20,553               (1,448)                   (2,616)
Coinsurance and modified
 coinsurance reinsurance
 contracts                     49,545             1,068                  761                        --
                          -----------       -----------            ---------                 ---------
    TOTAL NON-QUALIFYING
              STRATEGIES     $186,766          $115,798              $(2,040)                  $(4,850)
                          -----------       -----------            ---------                 ---------
 TOTAL CASH FLOW HEDGES,
  FAIR VALUE HEDGES, AND
          NON-QUALIFYING
              STRATEGIES     $201,236          $126,435              $(2,021)                  $(4,592)
                          -----------       -----------            ---------                 ---------
BALANCE SHEET LOCATION
Fixed maturities,
 available-for-sale              $170              $204                  $(8)                      $(3)
Other investments              18,049            12,197                  220                     1,122
Other liabilities              56,524            32,442                  113                     2,206
Consumer notes                     64                70                   (5)                       (5)
Reinsurance recoverables       58,380            11,437                1,108                     1,302
Other policyholder funds
 and benefits payable          68,049            70,085               (3,449)                   (9,214)
                          -----------       -----------            ---------                 ---------
TOTAL DERIVATIVES            $201,236          $126,435              $(2,021)                  $(4,592)
                          -----------       -----------            ---------                 ---------

                                             ASSET                                  LIABILITY
                                          DERIVATIVES                              DERIVATIVES
                                          FAIR VALUE                                FAIR VALUE
   HEDGE DESIGNATION/          Dec. 31,                 Dec. 31,            Dec. 31,              Dec. 31,
    DERIVATIVE TYPE              2009                     2008                2009                  2008
------------------------  --------------------------------------------------------------------------------------
CASH FLOW HEDGES
Interest rate swaps                $201                     $425                $(148)                  $(3)
Forward rate agreements              --                       --                   --                    --
Foreign currency swaps               21                      126                  (25)                 (147)
                               --------                 --------            ---------            ----------
  TOTAL CASH FLOW HEDGES           $222                     $551                $(173)                $(150)
                               --------                 --------            ---------            ----------
FAIR VALUE HEDGES
Interest rate swaps                 $16                      $41                 $(37)                $(127)
Foreign currency swaps               53                       48                  (62)                 (105)
                               --------                 --------            ---------            ----------
 TOTAL FAIR VALUE HEDGES            $69                      $89                 $(99)                $(232)
                               --------                 --------            ---------            ----------
NON-QUALIFYING
 STRATEGIES
Interest rate contracts
Interest rate swaps,
 caps, floors, and
 futures                           $157                     $687                $(236)                $(777)
Foreign exchange
 contracts
Foreign currency swaps
 and forwards                        --                       52                  (19)                   (7)
Japan 3Win related
 foreign currency swaps              35                       --                  (54)                   --
Japanese fixed annuity
 hedging instruments                319                      383                   (3)                   --
Credit contracts
Credit derivatives that
 purchase credit
 protection                          36                      262                  (70)                  (16)
Credit derivatives that
 assume credit risk (1)               2                       --                 (178)                 (309)
Credit derivatives in
 offsetting positions               114                       85                 (166)                  (93)
Equity contracts
Equity index swaps,
 options, and futures                 3                        3                  (19)                  (17)
Variable annuity hedge
 program
GMWB product derivatives
 (2)                                 --                       --               (1,991)               (6,590)
GMWB reinsurance
 contracts                          347                    1,302                   --                    --
GMWB hedging instruments            264                    2,697                 (212)                  (33)
Macro hedge program                 558                      137                 (240)                   --
Other
GMAB, GMWB, and GMIB
 reinsurance contracts               --                       --               (1,448)               (2,616)
Coinsurance and modified
 coinsurance reinsurance
 contracts                        1,226                       --                 (465)                   --
                               --------                 --------            ---------            ----------
    TOTAL NON-QUALIFYING
              STRATEGIES         $3,061                   $5,608              $(5,101)             $(10,458)
                               --------                 --------            ---------            ----------
 TOTAL CASH FLOW HEDGES,
  FAIR VALUE HEDGES, AND
          NON-QUALIFYING
              STRATEGIES         $3,352                   $6,248              $(5,373)             $(10,840)
                               --------                 --------            ---------            ----------
BALANCE SHEET LOCATION
Fixed maturities,
 available-for-sale                $ --                     $ --                  $(8)                  $(3)
Other investments                   270                    1,576                  (50)                 (454)
Other liabilities                 1,509                    3,370               (1,396)               (1,164)
Consumer notes                       --                       --                   (5)                   (5)
Reinsurance recoverables          1,573                    1,302                 (465)                   --
Other policyholder funds
 and benefits payable                --                       --               (3,449)               (9,214)
                               --------                 --------            ---------            ----------
TOTAL DERIVATIVES                $3,352                   $6,248              $(5,373)             $(10,840)
                               --------                 --------            ---------            ----------

(1) The derivative instruments related to these hedging strategies are held for other investment purposes.

(2) These derivatives are embedded within liabilities and are not held for risk management purposes.

Change in Notional Amount

The increase in notional amount of derivatives since December 31, 2008, was primarily due to the following:

- During the fourth quarter of 2009, the Company entered into a reinsurance agreement with an affiliated captive reinsurer, which is accounted for as a derivative instrument and resulted in a $48.1 billion increase in notional. For a discussion related to the reinsurance agreement refer to Note 16.

- The Company increased the notional amount of derivatives associated with the macro hedge program, while GMWB related derivatives decreased, as a result of the Company rebalancing its risk management strategy to place a greater relative emphasis on the protection of statutory surplus. Approximately $1.2 billion of the $25.3 billion increase in the macro hedge notional amount represents short put option contracts therefore resulting in a net increase in notional of approximately $24.1 billion.

Change in Fair Value

The increase in the total fair value of derivative instruments since December 31, 2008, was primarily due to the following:

- The fair value of GMAB, GMWB and GMIB product assumed reinsurance contracts, was primarily due to an increase in interest rates, an increase in the Japan equity markets, a decline in Japan equity market volatility, and liability model assumption updates for credit standing.

- The net improvement in the fair value of GMWB related derivatives is primarily due to liability model assumption updates related to favorable policyholder experience, the relative outperformance of the underlying actively managed funds as compared to their respective indices, the impacts of the Company's own credit standing. Additional improvements in the net fair value of GMWB derivatives include lower implied market volatility and a general increase in long-term interest rates, partially offset by rising equity markets. For more information on the policyholder behavior and liability model assumption updates, refer to Note 3.

- The increase in fair value of the coinsurance and modified coinsurance reinsurance contracts was due to the execution of a transaction with an affiliated captive reinsurer on October 1, 2009. This transaction consisted of a freestanding derivative and an embedded derivative which are required to be held at fair value.

CASH FLOW HEDGES

For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative is reported as a component of OCI and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing hedge ineffectiveness are recognized in current earnings. All components of each derivative's gain or loss were included in the assessment of hedge effectiveness.

The following table presents the components of the gain or loss on derivatives that qualify as cash flow hedges:

                 DERIVATIVES IN CASH FLOW HEDGING RELATIONSHIPS

                                 GAIN (LOSS) RECOGNIZED IN OCI
                               ON DERIVATIVE (EFFECTIVE PORTION)
                            2009          2008             2007
---------------------------------------------------------------------
 Interest rate swaps         $(357)        $648              $70
 Foreign currency swaps       (177)         193              (41)
                           -------       ------            -----
                    TOTAL    $(534)        $841              $29
                           -------       ------            -----

                                     NET REALIZED CAPITAL GAINS (LOSSES)
                                     RECOGNIZED IN INCOME ON DERIVATIVE
                                            (INEFFECTIVE PORTION)
                                2009                2008                 2007
-------------------------  -------------------------------------------------------
 Interest rate swaps              $1                  $7                   $2
 Foreign currency swaps           75                   1                   (2)
                                ----                 ---                 ----
                    TOTAL        $76                  $8                 $ --
                                ----                 ---                 ----

                 DERIVATIVES IN CASH FLOW HEDGING RELATIONSHIPS

                                                                            GAIN (LOSS) RECLASSIFIED FROM AOCI
                                                                             INTO INCOME (EFFECTIVE PORTION)
                                                                     2009                  2008                  2007
---------------------------------------------------------------------------------------------------------------------------
 Interest rate swaps       Net realized capital gains (losses)        $ --                   $34                  $ --
 Interest rate swaps              Net investment income (loss)          28                   (20)                  (21)
 Foreign currency swaps    Net realized capital gains (losses)        (115)                  (60)                  (64)
 Foreign currency swaps           Net investment income (loss)           2                     1                    --
                                                                    ------                 -----                 -----
                                                        TOTAL         $(85)                 $(45)                 $(85)
                                                                    ------                 -----                 -----

As of December 31, 2009, the before-tax deferred net gains on derivative instruments recorded in AOCI that are expected to be reclassified to earnings during the next twelve months are $25. This expectation is based on the anticipated interest payments on hedged investments in fixed maturity securities that will occur over the next twelve months, at which time the Company will recognize the deferred net gains (losses) as an adjustment to interest income over the term of the investment cash flows. The maximum term over which the Company is hedging its exposure to the variability of future cash flows (for forecasted transactions, excluding interest payments on existing variable-rate financial instruments) is 3 years.

For the year ended December 31, 2009 and 2008, the Company had before-tax gains of $1 and $198, respectively, related to net reclassifications from AOCI to earnings resulting from the discontinuance of cash flow hedges due to forecasted transactions that were no longer probable of occurring. For the year ended December 31, 2007, the Company had no net reclassifications from AOCI to earnings resulting from the discontinuance of cash flow hedges due to forecasted transactions that were no longer probable of occurring.

FAIR VALUE HEDGES

For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative, as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in current earnings. The Company includes the gain or loss on the derivative in the same line item as the offsetting loss or gain on the hedged item. All components of each derivative's gain or loss were included in the assessment of hedge effectiveness.

The Company recognized in income gains (losses) representing the ineffective portion of all fair value hedges as follows:

                DERIVATIVES IN FAIR VALUE HEDGING RELATIONSHIPS

                                                   GAIN (LOSS) RECOGNIZED IN INCOME (1)
                                          2009                                        2008
                                                    HEDGED                                      HEDGED
                            DERIVATIVE               ITEM               DERIVATIVE               ITEM
----------------------------------------------------------------------------------------------------------------
Interest rate swaps
Net realized capital
 gains (losses)                  $72                  $(68)                $(140)                 $132
Benefits, losses and
 loss adjustment
 expenses                        (37)                   40                    25                   (18)
Foreign currency swaps
Net realized capital
 gains (losses)                   51                   (51)                 (124)                  124
Benefits, losses and
 loss adjustment
 expenses                          2                    (2)                   42                   (42)
                               -----                 -----                 -----                 -----
                   TOTAL         $88                  $(81)                $(197)                 $196
                               -----                 -----                 -----                 -----

                          GAIN (LOSS) RECOGNIZED IN INCOME (1)
                                          2007
                                                    HEDGED
                            DERIVATIVE               ITEM
------------------------  -------------------------------------
Interest rate swaps
Net realized capital
 gains (losses)                 $(73)                  $69
Benefits, losses and
 loss adjustment
 expenses                         32                   (28)
Foreign currency swaps
Net realized capital
 gains (losses)                   25                   (25)
Benefits, losses and
 loss adjustment
 expenses                          9                    (9)
                               -----                 -----
                   TOTAL         $(7)                   $7
                               -----                 -----

(1) The amounts presented do not include the periodic net coupon settlements of the derivative or the coupon income (expense) related to the hedged item. The net of the amounts presented represents the ineffective portion of the hedge.

NON-QUALIFYING STRATEGIES

For non-qualifying strategies, including embedded derivatives that are required to be bifurcated from their host contracts and accounted for as derivatives, the gain or loss on the derivative is recognized currently in earnings within net realized capital gains or losses. The following table presents the gain or loss recognized in income on non-qualifying strategies:

                           NON-QUALIFYING STRATEGIES
       GAIN (LOSS) RECOGNIZED WITHIN NET REALIZED CAPITAL GAINS (LOSSES)

                                                     DECEMBER 31,
                                            2009         2008         2007
--------------------------------------------------------------------------------
Interest rate contracts
Interest rate swaps, caps, floors, and
 forwards                                     $32           $3          $21
Foreign exchange contracts
Foreign currency swaps and forwards           (54)          67          (18)
Japan 3Win related foreign currency swaps
 (1)                                          (22)          --           --
Japanese fixed annuity hedging
 instruments (2)                              (12)         487           53
Credit contracts
Credit derivatives that purchase credit
 protection                                  (379)         211           59
Credit derivatives that assume credit
 risk                                         137         (412)        (202)

                           NON-QUALIFYING STRATEGIES
       GAIN (LOSS) RECOGNIZED WITHIN NET REALIZED CAPITAL GAINS (LOSSES)

                                                  DECEMBER 31,
                                       2009           2008           2007
--------------------------------------------------------------------------------
Equity contracts
Equity index swaps, options, and
 futures                                   (3)            (23)            2
Variable annuity hedge program
GMWB product derivatives                4,727          (5,760)         (670)
GMWB reinsurance contracts               (988)          1,073           127
GMWB hedging instruments               (2,234)          3,374           257
Macro hedge program                      (895)             74           (12)
Other
GMAB, GMWB, and GMIB reinsurance
 contracts                              1,106          (2,158)         (155)
Coinsurance and modified
 coinsurance reinsurance contracts       (577)             --            --
                                     --------       ---------       -------
                              TOTAL      $838         $(3,064)        $(538)
                                     --------       ---------       -------

(1) The associated liability is adjusted for changes in dollar/yen exchange spot rates through realized capital gains and losses and was $64 for the year ended December 31, 2009. There was no Japan 3Win related foreign currency swaps for the years ended December 31, 2008 and 2007.

(2) The associated liability is adjusted for changes in dollar/yen exchange spot rates through realized capital gains and losses and was $67, $450 and $(102) for the years ended December 31, 2009, 2008 and 2007, respectively

For the year ended December 31, 2009, the net realized capital gain related to derivatives used in non-qualifying strategies was primarily due to the following:

- The net gain on GMWB related derivatives for the year ended December 31, 2009, was primarily due to liability model assumption updates, the relative outperformance of the underlying actively managed funds as compared to their respective indices, and the impact of the Company's own credit standing. Additional net gains on GMWB related derivatives include lower implied market volatility and a general increase in long-term interest rates, partially offset by rising equity markets. For more information on the policyholder behavior and liability model assumption updates, refer to Note 3.

- The net gain on derivatives associated with assumed GMAB, GMWB, and GMIB product reinsurance contracts, which are reinsured to an affiliated captive reinsurer, was primarily due to an increase in interest rates, an increase in the Japan equity markets, a decline in Japan equity market volatility, and liability model assumption updates for credit standing.

- The net loss on the macro hedge program was primarily the result of an increase in the equity markets and the impact of trading activity.

- During the fourth quarter of 2009, the Company entered into a reinsurance agreement, which is accounted for as a derivative instrument and resulted in a loss. For a discussion related to the reinsurance agreement refer to Note 16.

For the year ended December 31, 2008, the net realized capital loss related to derivatives used in non-qualifying strategies was primarily due to the following:

- The net loss on GMWB related derivatives was primarily due to liability model assumption updates related to market-based hedge ineffectiveness due to extremely volatile capital markets, and the relative underperformance of the underlying actively managed funds as compared to their respective indices, partially offset by gains in the fourth quarter related to liability model assumption updates for lapse rates.

- The net loss on derivatives associated with GMAB, GMWB, and GMIB product reinsurance contracts was primarily due to a decrease in Japan equity markets, a decrease in interest rates, an increase in Japan equity market volatility, and the impact of the fair value measurements transition.

In addition, for the year ended December 31, 2008, the Company has incurred losses of $39 on derivative instruments due to counterparty default related to the bankruptcy of Lehman Brothers Inc. These losses were a result of the contractual collateral threshold amounts and open collateral calls in excess of such amounts immediately prior to the bankruptcy filing, as well as interest rate and credit spread movements from the date of the last collateral call to the date of the bankruptcy filing.

For the year ended December 31, 2007, net realized capital loss related to derivatives used in non-qualifying strategies was primarily due to the following:

- The net loss on GMWB related derivatives was primarily due to liability model assumption updates and model refinements made during the year, including those for dynamic lapse behavior and correlations of market returns across underlying indices, as well as other assumption updates made during the second quarter to reflect newly reliable market inputs for volatility.

- The net loss on credit derivatives that assume credit risk was due to credit spreads widening.

- The net losses on derivatives associated with the internal reinsurance of GMIB were primarily driven by liability model refinements, a decrease in interest rates, and changes in Japan equity volatility levels.

- The gain on the Japanese fixed annuity hedging instruments was primarily a result of the Japanese Yen strengthening against the U.S. dollar.

Refer to Note 9 for additional disclosures regarding contingent credit related features in derivative agreements.

CREDIT RISK ASSUMED THROUGH CREDIT DERIVATIVES

The Company enters into credit default swaps that assume credit risk from a single entity, referenced index, or asset pool in order to synthetically replicate investment transactions. The Company will receive periodic payments based on an agreed upon rate and notional amount and will only make a payment if there is a credit event. A credit event payment will typically be equal to the notional value of the swap contract less the value of the referenced security issuer's debt obligation. A credit event is generally defined as a default on contractually obligated interest or principal payments or bankruptcy of the referenced entity. The credit default swaps in which the Company assumes credit risk primarily reference investment grade single corporate issuers and baskets, which include trades ranging from baskets of up to five corporate issuers to standard and customized diversified portfolios of corporate issuers. The diversified portfolios of corporate issuers are established within sector concentration limits and are typically divided into tranches that possess different credit ratings.

The following tables present the notional amount, fair value, weighted average years to maturity, underlying referenced credit obligation type and average credit ratings, and offsetting notional amounts and fair value for credit derivatives in which the Company is assuming credit risk as of December 31, 2009 and 2008.

                            AS OF DECEMBER 31, 2009

                                                                   WEIGHTED                UNDERLYING REFERENCED
                                                                    AVERAGE               CREDIT OBLIGATION(S) (1)
                                   Notional        Fair            Years to                                   Average
                                  Amount (2)      Value            Maturity             Type               Credit Rating
--------------------------------------------------------------------------------------------------------------------------
CREDIT DERIVATIVE TYPE BY
 DERIVATIVE RISK EXPOSURE
Single name credit default
 swaps
Investment grade risk
 exposure                              $755           $4            4 years       Corporate Credit                 AA-
Below investment grade risk
 exposure                               114           (4)           4 years       Corporate Credit                  B+
Basket credit default swaps
 (4)
Investment grade risk
 exposure                             1,276          (57)           4 years       Corporate Credit                BBB+
Investment grade risk
 exposure                               352          (91)           7 years            CMBS Credit                  A
Below investment grade risk
 exposure                               125          (98)           5 years       Corporate Credit                BBB+
Credit linked notes
Investment grade risk
 exposure                                76           73            2 years       Corporate Credit                BBB+
                                    -------       ------
                        TOTAL        $2,698        $(173)
                                    -------       ------


                                  OFFSETTING        OFFSETTING
                                   Notional            Fair
                                  Amount (3)        Value (3)
-----------------------------  ---------------------------------
CREDIT DERIVATIVE TYPE BY
 DERIVATIVE RISK EXPOSURE
Single name credit default
 swaps
Investment grade risk
 exposure                              $742            $(43)
Below investment grade risk
 exposure                                75             (11)
Basket credit default swaps
 (4)
Investment grade risk
 exposure                               626             (11)
Investment grade risk
 exposure                               352              91
Below investment grade risk
 exposure                                --              --
Credit linked notes
Investment grade risk
 exposure                                --              --
                                    -------            ----
                        TOTAL        $1,795             $26
                                    -------            ----

                            AS OF DECEMBER 31, 2008

                                                                   WEIGHTED                UNDERLYING REFERENCED
                                                                    AVERAGE               CREDIT OBLIGATION(S) (1)
                                   Notional        Fair            Years to                                   Average
                                  Amount (2)      Value            Maturity             Type               Credit Rating
--------------------------------------------------------------------------------------------------------------------------
CREDIT DERIVATIVE TYPE
 BY DERIVATIVE RISK EXPOSURE
Single name credit default
 swaps
Investment grade risk
 exposure                               $47         $ --            4 years       Corporate Credit                  A-
Below investment grade risk
 exposure                                46          (12)           4 years       Corporate Credit                CCC+
Basket credit default swaps
 (4)
Investment grade risk
 exposure                             1,139         (196)           5 years       Corporate Credit                  A-
Investment grade risk
 exposure                               203          (70)           8 years            CMBS Credit                AAA
Below investment grade risk
 exposure                               125         (104)           6 years       Corporate Credit                 BB+
Credit linked notes
Investment grade risk
 exposure                               106           95            2 years       Corporate Credit                BBB+
                                    -------       ------
                        TOTAL        $1,666        $(287)
                                    -------       ------


                                  OFFSETTING        OFFSETTING
                                   Notional            Fair
                                  Amount (3)        Value (3)
-----------------------------  ---------------------------------
CREDIT DERIVATIVE TYPE
 BY DERIVATIVE RISK EXPOSURE
Single name credit default
 swaps
Investment grade risk
 exposure                               $35             $(9)
Below investment grade risk
 exposure                                --              --
Basket credit default swaps
 (4)
Investment grade risk
 exposure                               489               8
Investment grade risk
 exposure                               203              70
Below investment grade risk
 exposure                                --              --
Credit linked notes
Investment grade risk
 exposure                                --              --
                                    -------            ----
                        TOTAL          $727             $69
                                    -------            ----

(1) The average credit ratings are based on availability and the midpoint of the applicable ratings among Moody's, S&P, and Fitch. If no rating is available from a rating agency, then an internally developed rating is used.

(2) Notional amount is equal to the maximum potential future loss amount. There is no specific collateral related to these contracts or recourse provisions included in the contracts to offset losses.

(3) The Company has entered into offsetting credit default swaps to terminate certain existing credit default swaps, thereby offsetting the future changes in value of or losses paid related to the original swap.

(4) Includes $1.6 billion and $1.3 billion as of December 31, 2009 and 2008, respectively, of standard market indices of diversified portfolios of corporate issuers referenced through credit default swaps. These swaps are subsequently valued based upon the observable standard market index. Also includes $175 as of December 31, 2009 and 2008, of customized diversified portfolios of corporate issuers referenced through credit default swaps.

SECURITIES LENDING AND COLLATERAL ARRANGEMENTS

The Company participates in securities lending programs to generate additional income. Through these programs, certain domestic fixed income securities are loaned from the Company's portfolio to qualifying third party borrowers in return for collateral in the form of cash or U.S. Treasuries. Borrowers of these securities provide collateral of 102% of the fair value of the loaned securities at the time of the loan and can return the securities to the Company for cash at varying maturity dates. The fair value of the loaned securities is monitored and additional collateral is obtained if the fair value of the collateral falls below 100% of the fair value of the loaned securities. As of December 31, 2009 and 2008, under terms of securities lending programs, the fair value of loaned securities was approximately $45 and $1.8 billion, respectively and the associated collateral held was $46 and $1.8 billion, respectively. The decrease in both the fair value of loaned securities and the associated collateral is attributable to the maturation of the loans in the term lending portion of the securities lending program in 2009. The Company earns income from the cash collateral or receives a fee from the borrower. The Company recorded before-tax income from securities lending transactions, net of lending fees, of $14 and $18 for the years ended December 31, 2009 and 2008, respectively, which was included in net investment income.

The Company enters into various collateral arrangements in connection with its derivative instruments, which require both the pledging and accepting of collateral. As of December 31, 2009 and 2008, collateral pledged having a fair value of $667 and $821, respectively, was included in fixed maturities in the Consolidated Balance Sheets.

The following table presents the classification and carrying amount of loaned securities and derivative instruments collateral pledged.

                                          DECEMBER 31,          DECEMBER 31,
                                              2009                  2008
--------------------------------------------------------------------------------
Fixed maturities                               $712                 $1,975
Equity securities, AFS                           --                      9
Short-term investments                           14                    617
                                             ------               --------
         TOTAL LOANED SECURITIES AND
                  COLLATERAL PLEDGED           $726                 $2,601
                                             ------               --------

As of December 31, 2009, the Company had accepted collateral with a fair value of $906, of which $833 was derivative cash collateral which was invested and recorded in the Consolidated Balance Sheets in fixed maturities and short-term investments with a corresponding amount predominately recorded in other liabilities. As of December 31, 2008, the Company had accepted collateral of $5.6 billion, of which $5.1 billion was cash collateral, including $3.3 billion of derivative cash collateral. The Company offsets the fair value amounts, income accruals and cash collateral held related to derivative instruments, as discussed above in the "Significant Derivative Instruments Accounting Policies" section and accordingly a portion of the liability associated with the derivative cash collateral was reclassed out of other liabilities and into other assets of $104 and $507 as of December 31, 2009 and 2008, respectively. The Company is only permitted by contract to sell or repledge the noncash collateral in the event of a default by the counterparty. As of December 31, 2009 and 2008, noncash collateral accepted was held in separate custodial accounts and were not included in the Company's Consolidated Balance Sheets.

SECURITIES ON DEPOSIT WITH STATES

The Company is required by law to deposit securities with government agencies in states where it conducts business. As of December 31, 2009 and 2008, the fair value of securities on deposit was approximately $14 and $15, respectively.

5. REINSURANCE

ACCOUNTING POLICY

The Company cedes a share of the risks it has underwritten to other insurance companies through reinsurance treaties. The Company also assumes reinsurance of certain insurance risks that other insurance companies have underwritten. Reinsurance accounting is followed for ceded and assumed transactions when the risk transfer provisions have been met including insurance risk, consisting of both underwriting and timing risk, and the reasonable possibility of significant loss to the reinsurer. Premiums and benefits, losses and loss adjustment expenses reflect the net effects of ceded and assumed reinsurance transactions. Included in other assets are prepaid reinsurance premiums, which represent the portion of premiums ceded to reinsurers applicable to the unexpired terms of the reinsurance contracts. Reinsurance recoverables include balances due from reinsurance companies for paid and unpaid losses and loss adjustment expenses and are presented net of an allowance for uncollectible reinsurance.

The Company cedes insurance to other insurers in order to limit its maximum losses and to diversify its exposures and provide surplus relief. Such transfers do not relieve the Company of its primary liability under policies it wrote and, as such, failure of reinsurers to honor their obligations could result in losses to the Company. The Company also assumes reinsurance from other insurers and is a member of and participates in reinsurance pools and associations. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk. As of December 31, 2009 there were no reinsurance-related concentrations of credit risk greater than 10% of the Company's stockholder's equity. As of December 31, 2009 and 2008, the Company's policy for the largest amount retained on any one life by the life operations was $10.

The Company reinsures certain of its risks to other reinsurers under yearly renewable term, coinsurance, and modified coinsurance arrangements. Yearly renewable term and coinsurance arrangements result in passing all or a portion of the risk to the reinsurer. Generally, the reinsurer receives a proportionate amount of the premiums less an allowance for commissions and expenses and is liable for a corresponding proportionate amount of all benefit payments. Modified coinsurance is similar to coinsurance except that the cash and investments that support the liabilities for contract benefits are not transferred to the assuming company, and settlements are made on a net basis between the companies. Coinsurance with funds withheld is a form of coinsurance except that the investment assets that support the liabilities are withheld by the ceding company. The cost of reinsurance related to long-duration contracts is accounted for over the life of the underlying reinsured policies using assumptions consistent with those used to account for the underlying policies.

Insurance recoveries on ceded reinsurance contracts, which reduce death and other benefits were $450, $465 and $285 for the years ended December 31, 2009, 2008 and 2007, respectively. The Company reinsures a portion of GMDB as well as 27% of the GMWB, on contracts issued prior to July 2007, offered in connection with its variable annuity contracts. The Company maintains certain reinsurance agreements with HLA, whereby the Company cedes both group life and group accident and health risk. Under these treaties, the Company ceded group life premium of $178, $148, and $132 in 2009, 2008 and 2007, respectively, and accident and health premium of $232, $236 and $243, respectively, to HLA. In addition, the Company entered into a reinsurance transaction with an affiliated captive reinsurer on October 1, 2009 which ceded a portion of the Company's direct variable annuity policies with GMWB and GMDB and all of the Company's other assumed GMAB, GMWB, GMDB and GMIB exposures. Under this transaction, the Company ceded $62 of premiums during the fourth quarter. Refer to Note 16, Transactions with Affiliates for further information.

Net fee income, earned premiums and other were comprised of the following:

                                             FOR THE YEARS ENDED
                                                DECEMBER 31,
                                    2009            2008            2007
--------------------------------------------------------------------------------
Gross fee income, earned
 premiums and other                  $4,919          $5,773          $6,134
Reinsurance assumed                      70              48              13
Reinsurance ceded                      (860)           (682)           (694)
                                  ---------       ---------       ---------
 NET FEE INCOME, EARNED PREMIUMS
                       AND OTHER     $4,129          $5,139          $5,453
                                  ---------       ---------       ---------

6. DEFERRED POLICY ACQUISITION COSTS AND PRESENT VALUE OF FUTURE PROFITS

ACCOUNTING POLICY

The Company capitalizes acquisition costs that vary with and are primarily related to the acquisition of new and renewal insurance contracts. The Company's deferred policy acquisition cost ("DAC") asset, which includes the present value of future profits, related to most universal life-type contracts (including variable annuities) is amortized over the estimated life of the contracts acquired in proportion to the present value of estimated gross profits ("EGPs"). EGPs are also used to amortize other assets and liabilities in the Company's Consolidated Balance Sheets, such as, sales inducement assets ("SIA") and unearned revenue reserves ("URR"). Components of EGPs are used to determine reserves for universal life type contracts (including variable annuities) with death or other insurance benefits such as guaranteed minimum death, guaranteed minimum income and universal life secondary guarantee benefits. These benefits are accounted for and collectively referred to as death and other insurance benefit reserves and are held in addition to the account value liability representing policyholder funds.

For most contracts, the Company estimates gross profits over 20 years as EGPs emerging subsequent to that timeframe are immaterial. Products sold in a particular year are aggregated into cohorts. Future gross profits for each cohort are projected over the estimated lives of the underlying contracts, based on future account value projections for variable annuity and variable universal life products. The projection of future account values requires the use of certain assumptions including: separate account returns; separate account fund mix; fees assessed against the contract holder's account balance; surrender and lapse rates; interest margin; mortality; and hedging costs.

Prior to the second quarter of 2009, the Company determined EGPs using the mean derived from stochastic scenarios that had been calibrated to the estimated separate account return. The Company also completed a comprehensive assumption study, in the third quarter of each year and revised best estimate assumptions used to estimate future gross profits when the EGPs in the Company's models fell outside of an independently determined reasonable range of EGPs. The Company also considered, on a quarterly basis, other qualitative factors such as product, regulatory and policyholder behavior trends and would also revise EGPs if those trends were expected to be significant.

Beginning with the second quarter of 2009, the Company now determines EGPs from a single deterministic reversion to mean ("RTM") separate account return projection which is an estimation technique commonly used by insurance entities to project future separate account returns. Through this estimation technique, the Company's DAC model is adjusted to reflect actual account values at the end of each quarter and through a consideration of recent market returns, the Company will "unlock" or adjust projected returns over a future period so that the account value returns to the long-term expected rate of return, providing that those projected returns do not exceed certain caps or floors. This DAC Unlock, for future separate account returns, is determined each quarter.

In the third quarter of each year, the Company completes a comprehensive non-market related policyholder behavior assumption study and incorporates the results of those studies into its projection of future gross profits. Additionally, throughout the year, the Company evaluates various aspects of policyholder behavior and periodically revises its policyholder assumptions as credible emerging data indicates that changes are warranted. Upon completion of an assumption study or evaluation of credible new information, the Company will revise its assumptions to reflect its current best estimate. These assumption revisions will change the projected account values and the related EGPs in the DAC, SIA and URR amortization models, as well as the death and other insurance benefit reserving models.

All assumption changes that affect the estimate of future EGPs including: the update of current account values; the use of the RTM estimation technique; or policyholder behavior assumptions, are considered an Unlock in the period of revision. An Unlock adjusts the DAC, SIA, URR and death and other insurance benefit reserve balances in the Consolidated Balance Sheets with an offsetting benefit or charge in the Consolidated Statements of Operations in the period of the revision. An Unlock that results in an after-tax benefit generally occurs as a result of actual experience or future expectations of product profitability being favorable compared to previous estimates. An Unlock that results in an after-tax charge generally occurs as a result of actual experience or future expectations of product profitability being unfavorable compared to previous estimates.

An Unlock revises EGPs to reflect current best estimate assumptions. The Company must also test the aggregate recoverability of DAC and SIA by comparing the existing DAC and SIA balance to the present value of future EGPs.

Effective October 1, 2009, a subsidiary of HLIC, Hartford Life and Annuity Insurance Company ("HLAI") entered into a reinsurance agreement with an affiliated captive reinsurer. This agreement provides that HLAI will cede, and the affiliated captive reinsurer will assume 100% of the in-force and prospective U.S. variable annuities and the associated GMDB and GMWB riders. This transaction resulted in a DAC Unlock of $2.0 billion, pre-tax and $1.3 billion, after-tax. See Note 16 Transactions with Affiliates for further information on the transaction.

Changes in the DAC balance are as follows:

                                       2009           2008           2007
--------------------------------------------------------------------------------
BALANCE, JANUARY 1, BEFORE
 CUMULATIVE EFFECT OF ACCOUNTING
 CHANGE,
 PRE-TAX                              $ 9,944        $ 8,601        $ 7,474
 Cumulative effect of accounting
  change, pre-tax                         (54)            --            (20)
BALANCE, JANUARY 1, AS ADJUSTED         9,890          8,601          7,454
 Deferred costs                           674          1,258          1,557
 Amortization -- DAC                     (824)          (509)          (907)
 Amortization -- Unlock, pre-tax
  (1),(2)                              (2,905)        (1,111)           302
 Adjustments to unrealized gains
  and losses on securities
  available-for-sale and other (3)     (1,080)         1,747            194
 Effect of currency translation            24            (42)            --
                                     --------       --------       --------
BALANCE, DECEMBER 31                   $5,779         $9,944         $8,601
                                     --------       --------       --------

(1) Includes for 2009, $1.9 billion DAC Unlock resulting from reinsurance agreement with an affiliated captive reinsurer.

(2) Additional contributors to the Unlock amount recorded for the year ended 2009 was a result of actual separate account returns being significantly below our aggregated estimated return for the period from October 1, 2008 to March 31, 2009, offset by actual returns being greater than our aggregated estimated return for the period from April 1, 2009 to December 31, 2009.

(3) The adjustment reflects the effect of credit spreads tightening, resulting in unrealized gains on securities in 2009.

Estimated future net amortization expense of present value of future profits for the succeeding five years is as follows.

FOR THE YEAR ENDED DECEMBER 31,
--------------------------------------------------------------------------------
2010                                                                         $22
2011                                                                         $20
2012                                                                         $18
2013                                                                         $16
2014                                                                         $15
--------------------------------------------------------------------------------

7. GOODWILL AND OTHER INTANGIBLE ASSETS

ACCOUNTING POLICY

Goodwill represents the excess of costs over the fair value of net assets acquired. Goodwill is not amortized but is reviewed for impairment at least annually or more frequently if events occur or circumstances change that would indicate that a triggering event has occurred. The goodwill impairment test follows a two step process. In the first step, the fair value of a reporting unit is compared to its carrying value. If the carrying value of a reporting unit exceeds its fair value, the second step of the impairment test is performed for purposes of measuring the impairment. In the second step, the fair value of the reporting unit is allocated to all of the assets and liabilities of the reporting unit to determine an implied goodwill value. This allocation is similar to a purchase price allocation performed in purchase accounting. If the carrying amount of the reporting unit goodwill exceeds the implied goodwill value, an impairment loss shall be recognized in an amount equal to that excess.

The carrying amount of goodwill allocated to reporting segments as of December 31 is shown below:

                                                 DECEMBER 31, 2009
                                                    ACCUMULATED              CARRYING
                               GROSS                IMPAIRMENTS               VALUE
-----------------------------------------------------------------------------------------
REPORTING UNIT
Retail                           $343                   $(184)                  $159
Retirement Plans (1)               87                      --                     87
Individual Life                   224                      --                    224
                               ------                 -------                 ------
                   TOTAL         $654                   $(184)                  $470
                               ------                 -------                 ------

                                                 DECEMBER 31, 2008
                                                    ACCUMULATED              CARRYING
                               GROSS                IMPAIRMENTS               VALUE
------------------------  ---------------------------------------------------------------
REPORTING UNIT
Retail                           $343                   $(184)                  $159
Retirement Plans (1)               79                      --                     79
Individual Life                   224                      --                    224
                               ------                 -------                 ------
                   TOTAL          646                    (184)                  $462
                               ------                 -------                 ------

(1) The Company recorded a purchase price adjustment in 2009 associated with these acquisitions resulting in additional goodwill of $8.

Management's determination of the fair value of each reporting unit incorporates multiple inputs including cash flow calculations, price to earnings multiples, the level of The Hartford's share price and assumptions that market participants would make in valuing the reporting unit. Other assumptions include levels of economic capital, future business growth, earnings projections, assets under management and the weighted average cost of capital used for purposes of discounting. Decreases in the amount of economic capital allocated to a reporting unit, decreases in business growth, decreases in earnings projections and increases in the weighted average cost of capital will all cause the reporting unit's fair value to decrease.

The Company completed its annual goodwill assessment for the individual reporting units of the Company as of January 1, 2009. The conclusion reached as a result of the annual goodwill impairment testing was that the fair value of each reporting unit, for which goodwill had been allocated, was in excess of the respective reporting unit's carrying value (the first step of the goodwill impairment test).

However, as noted above, goodwill is reassessed at an interim date if certain circumstances occur which would cause the entity to conclude that it was more likely than not that the carrying value of one or more of its reporting units would be in excess of the respective reporting unit's fair value. As a result of the continued decline in the equity markets from January 1, 2009, rating agency downgrades, and a decline in The Hartford's share price, the Company concluded, during the first quarter of 2009, that the conditions had been met to warrant an interim goodwill impairment test.

As a result of the first quarter 2009 interim goodwill impairment test which included the effects of decreasing sales outlooks and declining equity markets on future earnings, the fair value in step two of the goodwill impairment analysis for the Individual Life reporting unit continued to be in excess of its carrying value.

The Company's interim goodwill impairment test performed in connection with the preparation of our yearend 2008 financial statements, resulted in a pre-tax impairment charge of $184 in the Individual Annuity reporting unit. The impairment charge taken in 2008 was primarily due to the Company's estimate of the Individual Annuity reporting unit's fair value falling significantly below its book value. The fair value of this reporting unit declined as the statutory and capital risks associated with the death and living benefit guarantees sold with products offered by this reporting unit increased. These concerns had a comparable impact on The Hartford's share price. The determination of fair value for the Individual Annuity reporting unit incorporated multiple inputs including discounted cash flow calculations, market participant assumptions and The Hartford's share price.

The Company's goodwill impairment test performed for the year ended December 31, 2007 resulted in no write-downs.

OTHER INTANGIBLE ASSETS

The following table shows the Company's acquired intangible assets that continue to be subject to amortization and aggregate amortization expense, net of interest accretion, if any. Acquired intangible assets are included in other assets in the consolidated balance sheet. Except for goodwill, the Company has no intangible assets with indefinite useful lives.

                                                                  2009                                     2008
                                                     Gross               Accumulated          Gross               Accumulated
                                                    Carrying                 Net             Carrying                 Net
ACQUIRED INTANGIBLE ASSETS                           Amount              Amortization         Amount              Amortization
---------------------------------------------------------------------------------------------------------------------------------
Servicing intangibles                                  $13                     $1               $14                     $1
Other                                                    1                     --                 1                     --
                                                      ----                   ----              ----                   ----
               TOTAL ACQUIRED INTANGIBLE ASSETS        $14                     $1               $15                     $1
                                                      ----                   ----              ----                   ----

Net amortization expense for the years ended December 31, 2009 and 2008 was $1 and $1, and included in other expense in the consolidated statement of operations. As of December 31, 2009, the weighted average amortization period was 20 years for servicing intangibles, 20 years for other and 20 years for total acquired intangible assets.

The following is detail of the net acquired intangible asset activity for the years ended December 31, 2009 and 2008:

                                            SERVICING
                                           INTANGIBLES        OTHER           TOTAL
----------------------------------------------------------------------------------------
FOR THE YEAR ENDED DECEMBER 31, 2009
BALANCE, BEGINNING OF YEAR                     $ 13             $ 1            $ 14
Acquisition of business                          --              --              --
Amortization, net of the accretion of
 interest                                        (1)             --              (1)
                                               ----            ----            ----
                    BALANCE, END OF YEAR        $12              $1             $13
                                               ----            ----            ----
FOR THE YEAR ENDED DECEMBER 31, 2008
BALANCE, BEGINNING OF YEAR                     $ --            $ --            $ --
                                               ----            ----            ----
Acquisition of business                          14               1              15
                                               ----            ----            ----
Amortization, net of the accretion of
 interest                                        (1)             --              (1)
                                               ----            ----            ----
                    BALANCE, END OF YEAR        $13              $1             $14
                                               ----            ----            ----

Estimated future net amortization expense for the succeeding five years is as follows:

FOR THE YEARS ENDED DECEMBER 31,
--------------------------------------------------------------------------------
2010                                                                          $1
2011                                                                           1
2012                                                                           1
2013                                                                           1
2014                                                                           1
--------------------------------------------------------------------------------

For a discussion of present value of future profits that continue to be subject to amortization and aggregate amortization expense, see Note 6.

8. SEPARATE ACCOUNTS, DEATH BENEFITS AND OTHER INSURANCE BENEFIT FEATURES

ACCOUNTING POLICY

The Company records the variable portion of individual variable annuities, 401(k), institutional, 403(b)/457, private placement life and variable life insurance products within separate accounts. Separate account assets are reported at fair value and separate account liabilities are reported at amounts consistent with separate account assets. Investment income and gains and losses from those separate account assets accrue directly to the policyholder, who assumes the related investment risk, and are offset by the related liability changes reported in the same line item in the Consolidated Statements of Operations. The Company earns fees for investment management, certain administrative expenses, and mortality and expense risks assumed which are reported in fee income.

Certain contracts classified as universal life-type include death and other insurance benefit features including guaranteed minimum death benefits ("GMDB") offered with variable annuity contracts, or secondary guarantee benefits offered with universal life ("UL") insurance contracts. GMDBs have been written in various forms as described in this note. UL secondary guarantee benefits ensure that the policy will not terminate, and will continue to provide a death benefit, even if there is insufficient policy value to cover the monthly deductions and charges. These death and other insurance benefit features require an additional liability be held above the account value liability representing the policyholders' funds. This liability is reported in reserve for future policy benefits in the Company's Consolidated Balance Sheets. Changes in the death and other insurance benefit reserves are recorded in benefits, losses and loss adjustment expenses in the Company's Consolidated Statements of Operations.

Consistent with the Company's policy on DAC Unlock, the Company regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefits, losses and loss adjustment expense. For further information on the DAC Unlock, see Note 6 Deferred Policy Acquisition Costs and Present Value of Future Benefits.

The Company reinsures the GMDBs associated with its in-force block of business. The Company also assumes, through reinsurance, minimum death, income, withdrawal and accumulation benefits offered by an affiliate. The death and other insurance benefit liability is determined by estimating the expected present value of the benefits in excess of the policyholder's expected account value in proportion to the present value of total expected assessments. The additional death and other insurance benefits and net reinsurance costs are recognized ratably over the accumulation period based on total expected assessments.

Changes in the gross GMDB and UL secondary guarantee benefits are as follows:

                                                                 UL SECONDARY
                                               GMDB (1)         GUARANTEES (1)
--------------------------------------------------------------------------------
LIABILITY BALANCE AS OF JANUARY 1, 2009           $ 882              $ 40
Incurred                                            378                41
Unlock                                              547                (5)
Paid                                               (503)               --
                                               --------              ----
LIABILITY BALANCE AS OF DECEMBER 31,
 2009                                            $1,304               $76
                                               --------              ----

(1) The reinsurance recoverable asset related to the GMDB was $787 as of December 31, 2009. The reinsurance recoverable asset related to the UL Secondary Guarantees was $22 as of December 31, 2009.

                                                                 UL SECONDARY
                                                GMDB (1)        GUARANTEES (1)
--------------------------------------------------------------------------------
LIABILITY BALANCE AS OF JANUARY 1, 2008           $ 531              $ 19
Incurred                                            231                21
Unlock                                              389                --
Paid                                               (269)               --
                                                 ------              ----
LIABILITY BALANCE AS OF DECEMBER 31, 2008          $882               $40
                                                 ------              ----

(1) The reinsurance recoverable asset related to the GMDB was $593 as of December 31, 2008. The reinsurance recoverable asset related to the UL Secondary Guarantees was $16 as of December 31, 2008.

During 2009, 2008 and 2007, there were no gains or losses on transfers of assets from the general account to the separate account.

The following table provides details concerning GMDB exposure as of December 31, 2009:

 BREAKDOWN OF VARIABLE ANNUITY ACCOUNT VALUE BY GMDB TYPE AT DECEMBER 31, 2009

                                                                                           RETAINED
                                                       ACCOUNT        NET AMOUNT          NET AMOUNT         WEIGHTED AVERAGE
                                                        VALUE           AT RISK             AT RISK            ATTAINED AGE
                                                       ("AV")         ("NAR") (9)        ("RNAR") (9)          OF ANNUITANT
---------------------------------------------------------------------------------------------------------------------------------
MAXIMUM ANNIVERSARY VALUE (MAV) (1)
MAV only                                                 $27,423          $8,408               $789                  67
With 5% rollup (2)                                         1,868             664                 52                  67
With Earnings Protection Benefit Rider (EPB) (3)           6,567           1,409                 29                  63
With 5% rollup & EPB                                         784             224                  9                  66
                                                     -----------       ---------            -------                 ---
Total MAV                                                 36,642          10,705                879                  64
Asset Protection Benefit (APB) (4)                        28,612           5,508              1,067                  64
Lifetime Income Benefit (LIB) (5)                          1,330             214                 66                  62
Reset (6) (5-7 years)                                      3,790             490                266                  67
Return of Premium (7)/Other                               21,446           1,445                331                  64
                                                     -----------       ---------            -------                 ---
SUBTOTAL U.S. GMDB (8)                                   $91,820         $18,362             $2,609                  65
Less: General Account Value with U.S. GMDB                 6,802
                                                     -----------       ---------            -------                 ---
SUBTOTAL SEPARATE ACCOUNT LIABILITIES WITH GMDB           85,018
Separate Account Liabilities without U.S. GMDB            65,362
                                                     -----------       ---------            -------                 ---
                 TOTAL SEPARATE ACCOUNT LIABILITIES     $150,380
                                                     -----------       ---------            -------                 ---
                           JAPAN GMDB AND GMIB (10)      $16,953           2,741                 --
                                                     -----------       ---------            -------                 ---

(1) MAV: the GMDB is the greatest of current AV, net premiums paid and the highest AV on any anniversary before age 80 (adjusted for withdrawals).

(2) Rollup: the GMDB is the greatest of the MAV, current AV, net premium paid and premiums (adjusted for withdrawals) accumulated at generally 5% simple interest up to the earlier of age 80 or 100% of adjusted premiums.

(3) EPB GMDB is the greatest of the MAV, current AV, or contract value plus a percentage of the contract's growth. The contract's growth is AV less premiums net of withdrawals, subject to a cap of 200% of premiums net of withdrawals.

(4) APB GMDB is the greater of current AV or MAV, not to exceed current AV plus 25% times the greater of net premiums and MAV (each adjusted for premiums in the past 12 months).

(5) LIB GMDB is the greatest of current AV, net premiums paid, or for certain contracts a benefit amount that ratchets over time, generally based on market performance.

(6) Reset GMDB is the greatest of current AV, net premiums paid and the most recent five to seven year anniversary AV before age 80 (adjusted for withdrawals).

(7)  ROP: the GMDB is the greater of current AV and net premiums paid.

(8) AV includes the contract holder's investment in the separate account and the general account.

(9) NAR is defined as the guaranteed benefit in excess of the current AV. RNAR is NAR reduced for reinsurances. NAR and RNAR are highly sensitive to equity market movements and increase when equity markets decline.

(10) Assumed GMDB includes a ROP and MAV (before age 80) paid in a single lump sum. GMIB is a guarantee to return initial investment, adjusted for earnings liquidity, paid through a fixed annuity, after a minimum deferral period of 10, 15 or 20 years. The guaranteed remaining balance ("GRB") related to the Japan GMIB was $19.1 billion and $20.1 billion as of December 31, 2009 and 2008, respectively. The GRB related to the Japan GMAB and GMWB was $522.2 and $490.5 as of December 31, 2009 and December 31, 2008. These liabilities are not included in the Separate Account as they are not legally insulated from the general account liabilities of the insurance enterprise. As of December 31, 2009, 59% of the AV and 52% of RNAR is reinsured to an affiliate. See Note 16 Transaction with Affiliates for further discussion.

See Note 3 for a description of the Company's guaranteed living benefits that are accounted for at fair value.

Account balances of contracts with guarantees were invested in variable separate accounts as follows:

                                           DECEMBER 31,         DECEMBER 31,
                                               2009                 2008
--------------------------------------------------------------------------------
Asset type
Equity securities (including mutual
 funds) (1)                                    $75,720              $63,114
Cash and cash equivalents                        9,298               10,174
                                             ---------            ---------
                                 TOTAL         $85,018              $73,288
                                             ---------            ---------

(1) As of December 31, 2009 and December 31, 2008, approximately 16% and 16%, respectively, of the equity securities above were invested in fixed income securities through these funds and approximately 84% and 84%, respectively, were invested in equity securities.

9. SALES INDUCEMENTS

The Company currently offers enhanced crediting rates or bonus payments to contract holders on certain of its individual and group annuity products. The expense associated with offering a bonus is deferred and amortized over the life of the related contract in a pattern consistent with the amortization of deferred policy acquisition costs. The Company unlocks the amortization of the sales inducement asset consistent with the DAC Unlock.

Changes in deferred sales inducement activity were as follows for the year ended December 31:

                                                         2009         2008
--------------------------------------------------------------------------------
Balance, January 1                                        $533         $459
Sales inducements deferred                                  43          137
Unlock                                                    (886)         (43)
Amortization charged to income                             (96)         (21)
                                                        ------       ------
                                 BALANCE, DECEMBER 31,    $194         $532
                                                        ------       ------

10. COMMITMENTS AND CONTINGENCIES

CONTINGENCIES

Management follows the requirements of accounting for contingencies. This statement requires management to evaluate each contingent matter separately. A loss is recorded if probable and reasonably estimable. Management establishes reserves for these contingencies at the "best estimate", or, if no one number within the range of possible losses is more probable than any other, the Company records an estimated reserve of the low end of the range of losses.

ACCOUNTING POLICY

Management evaluates each contingent matter separately. A loss is recorded if probable and reasonably estimable. Management establishes reserves for these contingencies at the "best estimate", or, if no one number within the range of possible losses is more probable than any other, the Company records an estimated reserve of the low end of the range of losses.

LITIGATION

The Company is involved in claims litigation arising in the ordinary course of business, both as a liability insurer defending or providing indemnity for third-party claims brought against insureds and as an insurer defending coverage claims brought against it. The Company accounts for such activity through the establishment of unpaid loss and loss adjustment expense reserves. Management expects that the ultimate liability, if any, with respect to such ordinary-course claims litigation, after consideration of provisions made for potential losses and costs of defense, will not be material to the consolidated financial condition, results of operations or cash flows of the Company.

The Company is also involved in other kinds of legal actions, some of which assert claims for substantial amounts. These actions include, among others, putative state and federal class actions seeking certification of a state or national class. Such putative class actions have alleged, for example, improper sales practices in connection with the sale of life insurance and other investment products; and improper fee arrangements in connection with investment products and structured settlements. The Company also is involved in individual actions in which punitive damages are sought, such as claims alleging bad faith in the handling of insurance claims. Management expects that the ultimate liability, if any, with respect to such lawsuits, after consideration of provisions made for estimated losses, will not be material to the consolidated financial condition of the Company. Nonetheless, given the large or indeterminate amounts sought in certain of these actions, and the inherent unpredictability of litigation, an adverse outcome in certain matters could, from time to time, have a material adverse effect on the Company's consolidated results of operations or cash flows in particular quarterly or annual periods.

BROKER COMPENSATION LITIGATION -- Following the New York Attorney General's filing of a civil complaint against Marsh & McLennan Companies, Inc., and Marsh, Inc. (collectively, "Marsh") in October 2004 alleging that certain insurance companies, including The Hartford, participated with Marsh in arrangements to submit inflated bids for business insurance and paid contingent commissions to ensure that Marsh would direct business to them, private plaintiffs brought several lawsuits against The Hartford predicated on the allegations in the Marsh complaint, to which The Hartford was not party. Among these is a multidistrict litigation in the United States District Court for the District of New Jersey. There are two consolidated amended complaints filed in the multidistrict litigation, one related to conduct in connection with the sale of property-casualty insurance and the other related to alleged conduct in connection with the sale of group benefits products. The Company is named in the group benefits products complaint. The complaints assert, on behalf of a putative class of persons who purchased insurance through broker defendants, claims under the Sherman Act, the Racketeer Influenced and Corrupt Organizations Act ("RICO"), state law, and in the case of the group benefits products complaint, claims under the Employee Retirement Income Security Act of 1974 ("ERISA"). The claims are predicated upon allegedly undisclosed or otherwise improper payments of contingent commissions to the broker defendants to steer business to the insurance company defendants. The district court has dismissed the Sherman Act and RICO claims in both complaints for failure to state a claim and has granted the defendants' motions for summary judgment on the ERISA claims in the group-benefits products complaint. The district court further has declined to exercise supplemental jurisdiction over the state law claims, has dismissed those state law claims without prejudice, and has closed both cases. The plaintiffs have appealed the dismissal of claims in both consolidated amended complaints, except the ERISA claims.

STRUCTURE SETTLEMENT CLASS ACTION -- In October 2005, a putative nationwide class action was filed in the United States District Court for the District of Connecticut against the Company and several of its subsidiaries on behalf of persons who had asserted claims against an insured of a Hartford property & casualty insurance company that resulted in a settlement in which some or all of the settlement amount was structured to afford a schedule of future payments of specified amounts funded by an annuity from a Hartford life insurance company ("Structured Settlements"). The operative complaint alleges that since 1997 the Company has systematically deprived the settling claimants of the value of their damages recoveries by secretly deducting 15% of the annuity premium of every Structured Settlement to cover brokers' commissions, other fees and costs, taxes, and a profit for the annuity provider, and asserts claims under the Racketeer Influenced and Corrupt Organizations Act ("RICO") and state law. The plaintiffs seek compensatory damages, punitive damages, pre-judgment interest, attorney's fees and costs, and injunctive or other equitable relief. The Company vigorously denies that any claimant was misled or otherwise received less than the amount specified in the structured-settlement agreements. In March 2009, the district court certified a class for the RICO and fraud claims composed of all persons, other than those represented by a plaintiffs' broker, who entered into a Structured Settlement since 1997 and received certain written representations about the cost or value of the settlement. The district court declined to certify a class for the breach-of-contract and unjust-enrichment claims. The Company's petition to the United States Court of Appeals for the Second Circuit for permission to file an interlocutory appeal of the class-certification ruling was denied in October 2009. A trial on liability and the methodology for computing class-wide damages is scheduled to commence in September 2010. It is possible that an adverse outcome could have a material adverse effect on the Company's financial condition and consolidated results of operations or cash flows. The Company is defending this litigation vigorously.

DERIVATIVE COMMITMENTS

Certain of the Company's derivative agreements contain provisions that are tied to the financial strength ratings of the individual legal entity that entered into the derivative agreement as set by nationally recognized statistical rating agencies. If the insurance operating entity's financial strength were to fall below certain ratings, the counterparties to the derivative agreements could demand immediate and ongoing full collateralization and in certain instances demand immediate settlement of all outstanding derivative positions traded under each impacted bilateral agreement. The settlement amount is determined by netting the derivative positions transacted under each agreement. If the termination rights were to be exercised by the counterparties, it could impact the insurance operating entity's ability to conduct hedging activities by increasing the associated costs and decreasing the willingness of counterparties to transact with the insurance operating entity. The aggregate fair value of all derivative instruments with credit-risk-related contingent features that are in a net liability position as of December 31, 2009, is $473. Of this $473, the insurance operating entities have posted collateral of $454 in the normal course of business. Based on derivative market values as of December 31, 2009, a downgrade of one level below the current financial strength ratings by either Moody's or S&P could require approximately an additional $23 to be posted as collateral. These collateral amounts could change as derivative market values change, as a result of changes in our hedging activities or to the extent changes in contractual terms are negotiated. The nature of the collateral that we may be required to post is primarily in the form of U.S. Treasury bills and U.S. Treasury notes.

REGULATORY DEVELOPMENTS

On July 23, 2007, The Hartford entered into an agreement (the "Agreement") with the New York Attorney General's Office, the Connecticut Attorney General's Office, and the Illinois Attorney General's Office to resolve (i) the previously disclosed investigations by these Attorneys General regarding, among other things, The Hartford's compensation agreements with brokers, alleged participation in arrangements to submit inflated bids, compensation arrangements in connection with the administration of workers compensation plans and reporting of workers compensation premiums participants in finite reinsurance transactions, sale of fixed and individual annuities used to fund structured settlements, and marketing and sale of individual and group variable annuity products and (ii) the previously disclosed investigation by the New York Attorney General's Office of aspects of The Hartford's variable annuity and mutual fund operations related to market timing. In light of the Agreement, the Staff of the Securities and Exchange Commission has informed The Hartford that it has determined to conclude its previously disclosed investigation into market timing without recommending any enforcement action. Under the terms of the Agreement, The Hartford paid $115, of which $84 represents restitution for market timing, $5 represents restitution for issues relating to the compensation of brokers, and $26 is a civil penalty.

Hartford Life recorded charges of $54, after-tax, in the aggregate, none of which was attributed to the Company, through the first quarter of 2007 to establish a reserve for the market timing matters and, based on the settlement discussed above, Hartford Life recorded an additional charge of $21, after-tax, in the second quarter of 2007. In the second quarter of 2007, $75, after-tax, representing all of the charges that had been recorded at Hartford Life, was attributed to and recorded at the Company.

COMMITMENTS

The rent paid to Hartford Fire for operating leases entered into by the Company was $25, $14 and $27 for the years ended December 31, 2009, 2008 and 2007, respectively. Included in Hartford Fire's operating leases are the principal executive offices of Hartford Life Insurance Company, together with its parent, which are located in Simsbury, Connecticut. Rental expense for the facility located in Simsbury, Connecticut, which expired on December 31, 2008, as this operating lease has been be replaced by a capital lease between its parent Company HLA and Hartford Fire Insurance Company, amounted to approximately $0, $0 and $6 for the years ended December 31, 2009, 2008 and 2007, respectively.

Future minimum rental commitments on all operating leases are as follows:

2010                                                                         $17
2011                                                                          14
2012                                                                           9
2013                                                                           6
2014                                                                           2
Thereafter                                                                    --
                                                                            ----
                                                                     TOTAL   $48
                                                                            ----

UNFUNDED COMMITMENTS

As of December 31, 2009, the Company has outstanding commitments totaling $595, of which $437 is committed to fund limited partnerships and other alternative investments. These capital commitments may be called by the partnership during the commitment period (on average two to five years) to fund the purchase of new investments and partnership expenses. Once the commitment period expires, the Company is under no obligation to fund the remaining unfunded commitment but may elect to do so. The remaining outstanding commitments are primarily related to various funding obligations associated with private placement securities and mortgage loans. These have a commitment period of one month to three years.

GUARANTY FUND AND OTHER INSURANCE-RELATED ASSESSMENTS

In all states, insurers licensed to transact certain classes of insurance are required to become members of a guaranty fund. In most states, in the event of the insolvency of an insurer writing any such class of insurance in the state, members of the funds are assessed to pay certain claims of the insolvent insurer. A particular state's fund assesses its members based on their respective written premiums in the state for the classes of insurance in which the insolvent insurer was engaged. Assessments are generally limited for any year to one or two percent of premiums written per year depending on the state.

The Company accounts for guaranty fund and other insurance assessments in accordance with Statement of Position No. 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments". Liabilities for guaranty fund and other insurance-related assessments are accrued when an assessment is probable, when it can be reasonably estimated, and when the event obligating the Company to pay an imposed or probable assessment has occurred. Liabilities for guaranty funds and other insurance-related assessments are not discounted and are included as part of other liabilities in the Consolidated Balance Sheets. As of December 31, 2009 and 2008, the liability balance was $7 and $4, respectively. As of December 31, 2009 and 2008, $10 and $11, respectively, related to premium tax offsets were included in other assets.

11. INCOME TAX

The Company is included in The Hartford's consolidated Federal income tax return. The Company and The Hartford have entered into a tax sharing agreement under which each member in the consolidated U.S. Federal income tax return will make payments between them such that, with respect to any period, the amount of taxes to be paid by the Company, subject to certain tax adjustments, is consistent with the "parent down" approach. Under this approach, the Company's deferred tax assets and tax attributes are considered realized by it so long as the group is able to recognize (or currently use) the related deferred tax asset or attribute. Thus the need for a valuation allowance is determined at the consolidated return level rather than at the level of the individual entities comprising the consolidated group.

Income tax expense (benefit) is as follows:

                                                   FOR THE YEARS ENDED
                                                      DECEMBER 31,
--------------------------------------------------------------------------------
                                              2009            2008          2007
                                         ---------       ---------       -------
INCOME TAX EXPENSE (BENEFIT)
Current -- U.S. Federal                       $298           $(686)         $177
                                         ---------       ---------       -------
Deferred -- U.S. Federal Excluding NOL
 Carryforward                               (2,387)           (776)           75
 -- Net Operating Loss Carryforward            688            (719)           --
                                         ---------       ---------       -------
                         TOTAL DEFERRED     (1,699)         (1,495)           75
                                         ---------       ---------       -------
     TOTAL INCOME TAX EXPENSE (BENEFIT)    $(1,401)        $(2,181)         $252
                                         ---------       ---------       -------

Deferred tax assets (liabilities) include the following as of December 31:

                                                    2009            2008
--------------------------------------------------------------------------------
DEFERRED TAX ASSETS
Tax basis deferred policy acquisition costs            $596            $660
Net unrealized loss on investments                    1,258           2,924
Investment-related items                              1,637           2,424
NOL Carryover                                            80             768
Minimum tax credit                                      514             241
Capital Loss Carryforward                               256              24
Foreign tax credit carryovers                            50              18
Depreciable & Amortizable assets                         59              64
Other                                                    35              19
                                                  ---------       ---------
                       TOTAL DEFERRED TAX ASSETS      4,485           7,142
VALUATION ALLOWANCE                                     (80)            (49)
                                                  ---------       ---------
                         NET DEFERRED TAX ASSETS      4,405           7,093
                                                  ---------       ---------
DEFERRED TAX LIABILITIES
Financial statement deferred policy acquisition      (1,302)         (3,614)
 costs and reserves
Employee benefits                                       (37)            (35)
                                                  ---------       ---------
                  TOTAL DEFERRED TAX LIABILITIES     (1,339)         (3,649)
                                                  ---------       ---------
            TOTAL DEFERRED TAX ASSET (LIABILITY)     $3,066          $3,444
                                                  ---------       ---------

The Company had current federal income tax (payable)/ recoverable of $(15) and $566 as of December 31, 2009 and 2008, respectively.

In management's judgment, the net deferred tax asset will more likely than not be realized. Included in the deferred tax asset is the expected tax benefit attributable to foreign net operating losses of $290, which have no expiration. A valuation allowance of $80 has been recorded which relates to foreign operations. No valuation allowance has been recorded for realized or unrealized losses. In assessing the need for a valuation allowance, management considered taxable income in prior carryback years, future taxable income and tax planning strategies that include holding debt securities with market value losses until recovery, selling appreciated securities to offset capital losses, and sales of certain corporate assets. Such tax planning strategies are viewed by management as prudent and feasible and will be implemented if necessary to realize the deferred tax asset. However, we anticipate limited ability, going forward, to recognize a full tax benefit on realized losses which will result in additional valuation allowances.

If the Company were to follow a "separate entity" approach, it would have to record a valuation allowance of $387 related to realized capital losses. In addition, the current tax benefit related to any of the Company's tax attributes realized by virtue of its inclusion in The Hartford's consolidated tax return would have been recorded directly to surplus rather than income. These benefits were $65, $500 and $0 for 2009, 2008 and 2007 respectively.

The Company or one of its subsidiaries files income tax returns in the U.S. federal jurisdiction, and various states and foreign jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2004. During the first quarter of 2009, the Company received notification of the approval by the Joint Committee on Taxation of the results of the 2002 through 2003 examination. As a result, the Company recorded a tax benefit of $4. The IRS examination of 2004 through 2006 was concluded in the fourth quarter of 2009. As a result, the Company recorded a tax benefit of $35. In addition, the Company is working with the IRS on a possible settlement of a DRD issue related to prior periods which, if settled, may result in the booking of tax benefits. Such benefits are not expected to be material to the statement of operations. The Company does not anticipate that any of these items will result in a significant change in the balance of unrecognized tax benefits within 12 months.

A reconciliation of the tax provision at the U.S. Federal statutory rate to the provision (benefit) for income taxes is as follows:

                                              FOR THE YEARS ENDED
                                                  DECEMBER 31,
                                       2009            2008           2007
--------------------------------------------------------------------------------
Tax provision at the U.S. federal      $(1,245)        $(2,007)        $398
 statutory rate
Dividends received deduction              (181)           (176)        (155)
Penalties                                   --              --            7
Foreign related investments                 28               3           (4)
Other                                       (3)             (1)           6
                                     ---------       ---------       ------
                              TOTAL    $(1,401)        $(2,181)        $252
                                     ---------       ---------       ------

12. DEBT

In 2008, the Company made the decision to discontinue future issuances of consumer notes; this decision does not impact consumer notes currently outstanding.

Institutional began issuing consumer notes through its Retail Investor Notes Program in September 2006. A consumer note is an investment product distributed through broker-dealers directly to retail investors as medium-term, publicly traded fixed or floating rate, or a combination of fixed and floating rate, notes. Consumer notes are part of the Company's spread-based business and proceeds are used to purchase investment products, primarily fixed rate bonds. Proceeds are not used for general operating purposes. Consumer notes maturities may extend up to 30 years and have contractual coupons based upon varying interest rates or indexes (e.g. consumer price index) and may include a call provision that allows the Company to extinguish the notes prior to its scheduled maturity date. Certain Consumer notes may be redeemed by the holder in the event of death. Redemptions are subject to certain limitations, including calendar year aggregate and individual limits. The aggregate limit is equal to the greater of $1 or 1% of the aggregate principal amount of the notes as of the end of the prior year. The individual limit is $250 thousand per individual. Derivative instruments are utilized to hedge the Company's exposure to market risks in accordance with Company policy.

As of December 31, 2009 and 2008 $1,136 and $1,210, respectively, of consumer notes were outstanding. As of December 31, 2009, these consumer notes have interest rates ranging from 4% to 6% for fixed notes and, for variable notes, based on December 31, 2009 rates, either consumer price index plus 80 to 260 basis points, or indexed to the S&P 500, Dow Jones Industrials, foreign currency, or the Nikkei 225. The aggregate maturities of Consumer Notes are as follows: $24 in 2010, $120 in 2011, $274 in 2012 and $200 in 2013, and $518
thereafter. For 2009 and 2008, interest credited to holders of consumer notes was $51 and $59, respectively.

13. STATUTORY RESULTS

The domestic insurance subsidiaries of the Company prepare their statutory financial statements in conformity with statutory accounting practices prescribed or permitted by the applicable state insurance department which vary materially from GAAP. Prescribed statutory accounting practices include publications of the National Association of Insurance Commissioners ("NAIC"), as well as state laws, regulations and general administrative rules. The differences between statutory financial statements and financial statements prepared in accordance with GAAP vary between domestic and foreign jurisdictions. The principal differences are that statutory financial statements do not reflect deferred policy acquisition costs and limit deferred income taxes, life benefit reserves predominately use interest rate and mortality assumptions prescribed by the NAIC, bonds are generally carried at amortized cost and reinsurance assets and liabilities are presented net of reinsurance.

The statutory net income amounts for the years ended December 31, 2008 and 2007, and the statutory capital and surplus amounts as of December 31, 2008 and 2007 in the table below are based on actual statutory filings with the applicable regulatory authorities. The statutory net income amounts for the year ended December 31, 2009 the statutory capital and surplus amounts as of December 31, 2009 are estimates, as the respective 2009 statutory filings have not yet been made.

                                        FOR THE YEARS ENDED
                                            DECEMBER 31,
                                 2009           2008          2007
--------------------------------------------------------------------
Statutory net income              $(539)       $(2,533)         $255
                                -------       --------       -------
Statutory capital and surplus    $5,365         $4,073        $4,448
                                -------       --------       -------

The Company received approval from with the Connecticut Insurance Department regarding the use of two permitted practices in its statutory financial statements and those of its Connecticut-domiciled life insurance subsidiaries as of December 31, 2008. The first permitted practice related to the statutory accounting for deferred income taxes. Specifically, this permitted practice modified the accounting for deferred income taxes prescribed by the NAIC by increasing the realization period for deferred tax assets from one year to three years and increasing the asset recognition limit from 10% to

15% of adjusted statutory capital and surplus. The benefits of this permitted practice could not be considered by the Company when determining surplus available for dividends. The second permitted practice related to the statutory reserving requirements for variable annuities with guaranteed living benefit riders. Actuarial guidelines prescribed by the NAIC required a stand-alone asset adequacy analysis reflecting only benefits, expenses and charges that are associated with the riders for variable annuities with guaranteed living benefits. The permitted practice allowed for all benefits, expenses and charges associated with the variable annuity contract to be reflected in the stand-alone asset adequacy test. These permitted practices resulted in an increase to the Company's estimated statutory surplus of $956 as of December 31, 2008. The effects of these permitted practices are included in the 2008 amounts in the table above.

In December, 2009 the NAIC issued SSAP 10R which modified the accounting for deferred income taxes prescribed by the NAIC by increasing the realization period for deferred tax assets from one year to three years and increasing the asset recognition limit from 10% to 15% of adjusted statutory capital and surplus. SSAP 10R will expire for periods after December 31, 2010.

14. PENSION PLANS, POSTRETIREMENT, HEALTH CARE AND LIFE INSURANCE BENEFIT AND SAVINGS PLANS

PENSION PLANS

Hartford Life's employees are included in The Hartford's non-contributory defined benefit pension and postretirement health care and life insurance benefit plans. Defined benefit pension expense, postretirement health care and life insurance benefits expense allocated by The Hartford to the Company, was $32, $24 and $22 for the years ended December 31, 2009, 2008 and 2007, respectively.

INVESTMENT AND SAVINGS PLAN

Substantially all U.S. employees are eligible to participate in The Hartford's Investment and Savings Plan under which designated contributions may be invested in common stock of The Hartford or certain other investments. These contributions are matched, up to 3% of compensation, by the Company. In 2004, the Company began allocating a percentage of base salary to the Plan for eligible employees. In 2009, employees whose prior year earnings were less than $105,000 received a contribution of 1.5% of base salary and employees whose prior year earnings were more than $105,000 received a contribution of 0.5% of base salary. The cost to Hartford Life for this plan was approximately $13, $10 and $11 for the years ended December 31, 2009, 2008 and 2007, respectively.

15. STOCK COMPENSATION PLANS

Hartford Life's employees are included in The Hartford 2005 Incentive Stock Plan, The Hartford Employee Stock Purchase Plan and The Hartford Deferred Stock Unit Plan.

The Hartford has three primary stock-based compensation plans which are described below. Shares issued in satisfaction of stock-based compensation may be made available from authorized but unissued shares, shares held by The Hartford in treasury or from shares purchased in the open market. In 2009 and 2008, The Hartford issued shares from treasury in satisfaction of stock-based compensation. In 2007, The Hartford issued new shares in satisfaction of stock-based compensation. Hartford Life was allocated compensation expense of $25 million, $18 million and $21 million for the years ended December 31, 2009, 2008 and 2007, respectively. Hartford Life's income tax benefit recognized for stock-based compensation plans was $7 million, $5 million and $7 million for the years ended December 31, 2009, 2008 and 2007, respectively. Hartford Life did not capitalize any cost of stock-based compensation.

Stock Plan

In 2005, the shareholders of The Hartford approved The Hartford 2005 Incentive Stock Plan (the "2005 Stock Plan"), which superseded and replaced The Hartford Incentive Stock Plan and The Hartford Restricted Stock Plan for Non-employee Directors. The terms of the 2005 Stock Plan are substantially similar to the terms of these superseded plans.

The 2005 Stock Plan provides for awards to be granted in the form of non-qualified or incentive stock options qualifying under Section 422 of the Internal Revenue Code, stock appreciation rights, restricted stock units, restricted units, restricted stock, performance shares, or any combination of the foregoing.

The fair values of awards granted under the 2005 Stock Plan are generally measured as of the grant date and expensed ratably over the awards' vesting periods, generally three years. For stock option awards granted or modified in 2006 and later, the Company began expensing awards to retirement-eligible employees hired before January 1, 2002 immediately or over a period shorter than the stated vesting period because the employees receive accelerated vesting upon retirement and therefore the vesting period is considered non-substantive. All awards provide for accelerated vesting upon a change in control of The Hartford as defined in the 2005 Stock Plan.

Stock Option Awards

Under the 2005 Stock Plan, options granted have generally an exercise price equal to the market price of The Hartford's common stock on the date of grant, and an option's maximum term is ten years. Certain options become exercisable over a three year period commencing one year from the date of grant, while certain other options become exercisable at the later of the three years from the date of grant or upon the attainment of specified market appreciation of The Hartford's common shares. For any year, no individual employee may receive an award of options for more than 1,000,000 shares. As of December 31, 2008, The Hartford had not issued any incentive stock options under any plans.

For all options granted or modified on or after January 1, 2004, The Hartford uses a hybrid lattice/Monte-Carlo based option valuation model (the "valuation model") that incorporates the possibility of early exercise of options into the valuation. The valuation model also incorporates The Hartford's historical termination and exercise experience to determine the option value.

Share Awards

Share awards are valued equal to the market price of The Hartford's common stock on the date of grant, less a discount for those awards that do not provide for dividends during the vesting period. Share awards granted under the 2005 Plan and outstanding include restricted stock units, restricted stock and performance shares. Generally, restricted stock units vest after three years and restricted stock vests in three to five years. Performance shares become payable within a range of 0% to 200% of the number of shares initially granted based upon the attainment of specific performance goals achieved over a specified period, generally three years. The maximum award of restricted stock units, restricted stock or performance shares for any individual employee in any year is 200,000 shares or units.

Restricted Unit awards

In 2009, The Hartford began issuing restricted units as part of The Hartford's 2005 Stock Plan. Restricted stock unit awards under the plan have historically been settled in shares, but under this award will be settled in cash and are thus referred to as "Restricted Units". The economic value recipients will ultimately realize will be identical to the value that would have been realized if the awards had been settled in shares, i.e., upon settlement, recipients will receive cash equal to The Hartford's share price multiplied by the number of restricted units awards.

Deferred Stock Unit Plan

Effective July 31, 2009, the Compensation and Personnel Committee of the Board authorized The Hartford Deferred Stock Unit Plan ("Deferred Stock Unit Plan"), and, on October 22, 2009, it was amended. The Deferred Stock Unit Plan provides for contractual rights to receive cash payments based on the value of a specified number of shares of stock. The Deferred Stock Unit Plan provides for two award types, Deferred Units and Restricted Units. Deferred Units are earned ratably over a year, based on the number of regular pay periods occurring during such year. Deferred Units are credited to the participants account on a quarterly basis based on the market price of the Company's common stock on the date of grant and are fully vested at all times. Deferred Units credited to employees prior to January 1, 2010 (other than senior executive officers hired on or after October 1, 2009) are not paid until after two years from their grant date. Deferred Units credited on or after January 1, 2010 (and any credited to senior executive officers hired on or after October 1, 2009) are paid in three equal installments after the first, second and third anniversaries of their grant date. Restricted Units are intended to be incentive compensation and unlike Deferred Units, vest over time, generally three years, and are subject to forfeiture. The Deferred Stock Unit Plan is structured consistent with the limitations and restrictions on employee compensation arrangements imposed by the Emergency Economic Stabilization Act of 2008 and the TARP Standards for Compensation and Corporate Governance Interim Final Rule issued by the U.S. Department of Treasury on June 10, 2009.

Employee Stock Purchase Plan

In 1996, The Hartford established The Hartford Employee Stock Purchase Plan ("ESPP"). Under this plan, eligible employees of The Hartford may purchase common stock of The Hartford at a 15% discount from the lower of the closing market price at the beginning or end of the offering period. Employees purchase a variable number of shares of stock through payroll deductions elected as of the beginning of the period. The fair value is estimated based on the 15% discount off of the beginning stock price plus the value of six-month European call and put options on shares of stock at the beginning stock price calculated using the Black-Scholes model.

Effective with the offering period beginning January 2010, the discount rate will change to 5% and the discounted price will be based on the market price per share on the last trading day of the offering period.

16. TRANSACTIONS WITH AFFILIATES

PARENT COMPANY TRANSACTIONS

Transactions of the Company with Hartford Fire Insurance Company, Hartford Holdings and its affiliates relate principally to tax settlements, reinsurance, insurance coverage, rental and service fees, payment of dividends and capital contributions. In addition, an affiliated entity purchased group annuity contracts from the Company to fund structured settlement periodic payment obligations assumed by the affiliated entity as part of claims settlements with property casualty insurance companies and self-insured entities. As of December 31, 2009 and 2008 the Company had $50 billion and $49 billion of reserves for claim annuities purchased by affiliated entities. For the year ended December 31, 2009, 2008 and 2007, the Company recorded earned premiums of $285, $461 and $525 for these intercompany claim annuities. Substantially all general insurance expenses related to the Company, including rent and employee benefit plan expenses are initially paid by The Hartford. Direct expenses are allocated to the Company using specific identification, and indirect expenses are allocated using other applicable methods. Indirect expenses include those for corporate areas which, depending on type, are allocated based on either a percentage of direct expenses or on utilization.

The Company has issued a guarantee to retirees and vested terminated employees ("Retirees") of The Hartford Retirement Plan for U.S. Employees ("the Plan") who retired or terminated prior to January 1, 2004. The Plan is sponsored by The Hartford. The guarantee is an irrevocable commitment to pay all accrued benefits which the Retiree or the Retiree's designated beneficiary is entitled to receive under the Plan in the event the Plan assets are insufficient to fund those benefits and The Hartford is unable to provide sufficient assets to fund those benefits. The Company believes that the likelihood that payments will be required under this guarantee is remote.

REINSURANCE ASSUMED FROM AFFILIATES

Hartford Life sells fixed market value adjusted ("MVA") annuity products to customers in Japan. The yen based MVA product is written by the Hartford Life Insurance KK ("HLIKK"), a wholly owned Japanese subsidiary of Hartford Life and subsequently reinsured to the Company. As of December 31, 2009 and 2008, $2.6 billion and $2.8 billion, respectively, of the account value had been assumed by the Company. Effective August 31, 2005, a subsidiary of the Company, Hartford Life and Annuity Insurance Company ("HLAI"), entered into a reinsurance agreement with Hartford Life Insurance KK ("HLIKK") a wholly owned Japanese subsidiary of Hartford Life, Inc. ("Hartford Life"). Through this agreement, HLIKK agreed to cede and HLAI agreed to reinsure 100% of the risks associated with the in-force and prospective GMIB riders issued by HLIKK on its variable annuity business. Effective July 31, 2006, the agreement was modified to include the GMDB on covered contracts that have an associated GMIB rider. The modified reinsurance agreement applies to all contracts, GMIB riders and GMDB riders in-force and issued as of July 31, 2006 and prospectively, except for policies and GMIB riders issued prior to April 1, 2005, which were recaptured. Additionally, a tiered reinsurance premium structure was implemented. GMIB riders issued by HLIKK subsequent to April 1, 2005 continue to be reinsured by HLAI. While the form of the agreement between HLAI and HLIKK for GMIB business is reinsurance, in substance and for accounting purposes the agreement is a free standing derivative. As such, the reinsurance agreement for GMIB business is recorded at fair value on the Company's balance sheet, with prospective changes in fair value recorded in net realized capital gains (losses) in net income. The fair value of GMIB liability at December 31, 2009 and December 31, 2008 is $1.4 billion and $2.6 billion (of which $148 relates to the adoption of fair value), respectively.

Effective September 30, 2007, HLAI entered into another reinsurance agreement where HLIKK agreed to cede and HLAI agreed to reinsure 100% of the risks associated with the in-force and prospective GMAB, GMIB and GMDB riders issued by HLIKK on certain of its variable annuity business. The reinsurance of the GMAB riders is accounted for as a free-standing derivative recorded at fair value on the Company's balance sheet, with prospective changes in fair value recorded in net realized capital gains (losses) in net income. Accordingly, the reinsurance of the GMAB is recorded at fair value on the Company's balance sheet, with prospective changes in fair value recorded in net realized capital gains (losses) in net income. The fair value of the GMAB is a liability of $1 and $1 at December 31, 2009, and 2008, respectively. This treaty covered HLIKK's "3 Win" annuity. This product contains a GMIB feature that triggers at a float value of 80% of original premium and gives the policyholder an option to receive either an immediate withdrawal of account value without surrender charges or a payout annuity of the original premium over time. As a result of capital markets underperformance, 97% of contracts, a total of $3.1 billion triggered during the fourth quarter of 2008, and of this amount $2.2 billion have elected the payout annuity. The Company received the proceeds of this triggering impact, net of the first annuity payout, through a structured financing transaction with HLIKK and will pay the associated benefits to HLIKK over a 12-year payout.

Effective February 29, 2008, HLAI entered into another reinsurance agreement where HLIKK agreed to cede and HLAI agreed to reinsure 100% of the risks associated with the in-force and prospective GMWB riders issued by HLIKK on certain variable annuity business. The reinsurance of the GMWB riders is accounted for as a free-standing derivative recorded at fair value on the Company's balance sheet, with prospective changes in fair value recorded in net realized capital gains (losses) in net income. The fair value of the GMWB was a liability of $13 and $34 at December 31, 2009 and 2008, respectively.

The Reinsurance Agreement for GMDB business is accounted for as a Death Benefit and Other Insurance Benefit Reserves which is not reported at fair value. As of December 31, 2009 the liability for the assumed reinsurance of the GMDB and the net amount at risk was $52 and $2.7 billion respectively. As of December 31, 2008 the liability for the assumed reinsurance of the GMDB and the net amount at risk was $14 and $4.3 billion, respectively.

REINSURANCE CEDED TO AFFILIATES

Effective October 1, 2009, HLAI entered into a modified coinsurance and coinsurance with funds withheld reinsurance agreement with an affiliated captive reinsurer, White River Life Reinsurance ("WRR"). The agreement provides that HLAI will cede, and the affiliated captive reinsurer will reinsure 100% of the in-force and prospective variable annuities and riders written or reinsured by HLAI summarized below:

-   Direct written variable annuities and the associated GMDB and GMWB riders.

- Variable annuity contract rider benefits written by HLIKK, which are reinsured to HLAI.

- Annuity contracts and riders written by Union Security Insurance Company, an affiliate, that are reinsured to HLAI.

- Annuitizations of and certain other settlement options offered under deferred annuity contracts

Under modified coinsurance, the assets and the liabilities associated with the reinsured business will remain on the consolidated balance sheet of HLIC in segregated portfolios, and the affiliated reinsurer will receive the economic risks and rewards related to the reinsured business through modco adjustments.

The consolidated balance sheet as of December 31, 2009 reflects the unlock of deferred policy acquisition costs, unearned revenue reserves and sales inducement assets which were reduced by $1,883, $93 and $218, respectively related to the direct U.S. variable annuity business of HLAI. In addition, the balance sheet reflects a modco reinsurance receivable of $182 and a deposit liability of $600 from the affiliated captive reinsurer as well as a net reinsurance recoverable of $761 related to this agreement. This reinsurance recoverable is comprised of an embedded derivative.

Under the coinsurance funds withheld portion of the agreement, HLIC's balance sheet as of December 31, 2009 reflected a reduction in reserves of $143 which were passed to WRR and an offsetting funds withheld liability.

The initial fair value of the derivative associated with the ceded business was recorded as an in substance capital contribution between these related parties of $887 after-tax.

At inception of the contract, HLIC recognized in net income the unlock of the unearned revenue reserve, sales inducement asset and deferred policy acquisition costs related to the direct U.S. variable annuity business of HLAI as well as the impact of remitting the premiums and reserves to WRR. The following table illustrates the transaction's impact at inception on the Company's Statement of
Operations:

Fee income and other                                                              $84
Earned premiums                                                                   (50)
                                                                             --------
Total revenues                                                                     34
                                                                             --------
Benefits, losses and loss adjustment expenses                                     168
Amortization of deferred policy acquisition value of future profits             1,883
Other expenses                                                                     (9)
                                                                             --------
Total expenses                                                                  2,042
                                                                             --------
Loss before income taxes                                                       (2,008)
                                                                             --------
Income tax benefit                                                               (703)
                                                                             --------
                                                                   NET LOSS   $(1,305)
                                                                             --------

In addition to these impacts upon inception, this transaction transfers the economics of a portion of the Company's direct and all of the Company's assumed GMIB, GMAB, and GMWB exposures to WRR. In the fourth quarter, the Company recognized a reduction of the direct and assumed liability ceded in this transaction along with a corresponding realized capital loss associated with the reduction in value of the embedded and freestanding derivative.

Effective November 1, 2007, a subsidiary insurance company ("Ceding Company") entered into a coinsurance with funds withheld and modified coinsurance reinsurance agreement ("Agreement") with an affiliate reinsurance company ("Reinsurer") to provide statutory surplus relief for certain life insurance policies. The Agreement is accounted for as a financing transaction for GAAP. A standby unaffiliated third party Letter of Credit ("LOC") supports a portion of the statutory reserves that have been ceded to the Reinsurer.

17. RESTRUCTURING, SEVERANCE AND OTHER COSTS

In the year ended December 31, 2009, the Company completed a review of several strategic alternatives with a goal of preserving capital, reducing risk and stabilizing its ratings. These alternatives included the potential restructuring, discontinuation or disposition of various business lines. Following that review, the Company announced that it would suspend all new sales in the European's operations and that it was evaluating strategic options with respect to its Institutional Markets businesses. The Company has also executed on plans to change the management structure of the organization and fundamentally reorganized the nature and focus of the Company's operations. These plans resulted in termination benefits to current employees, costs to terminate leases and other contracts and asset impairment charges. The Company will complete these restructuring activities and execute final payment by December 2010.

Termination benefits related to workforce reductions and lease and other contract terminations have been accrued through December 31, 2009. Asset impairment charges have also been recorded in 2009. No significant additional costs are expected.

The following pre-tax charges were incurred during the year-ended December 31, 2009 in connection with the restructuring initiatives previously announced:

TOTAL RESTRUCTURING COSTS
------------------------------------------------------------------
Severance benefits                                             $19
Asset impairment charges                                        26
Other contract termination charges                               5
                                                              ----
 TOTAL RESTRUCTURING, SEVERANCE AND OTHER COSTS FOR THE YEAR
                                     ENDED DECEMBER 31, 2009   $50
                                                              ----

As of December 31, 2009 the liability for other contract termination charges was $5 as there were no payments made during the year ended December 31, 2009 for these charges. Amounts incurred during the year ended December 31, 2009 were recorded in the Life Other segment as other expenses.

18. SALE OF JOINT VENTURE INTEREST IN ICATU HARTFORD SEGUROS, S.A.

On November 23, 2009, in keeping with the Company's June 2009 announcement to return to its historical strengths as a U.S.-centric insurance company, the Company entered into a Share Purchase Agreement to sell its joint venture interest in ICATU Hartford Seguros, S.A., ("IHS"), its Brazilian insurance operation, to its partner, ICATU Holding S.A., for $135. The transaction is expected to close in the first quarter of 2010. IHS primarily sells life insurance policies, capitalization products and private pension plans. The investment in IHS was reported by the Company as an equity method investment in Other Assets. As a result of the asset impairment charge, net of unrealized capital gains and foreign currency translation adjustments, the Company incurred an approximate $51 loss, pre-tax, or $44 loss, after-tax.

19. QUARTERLY RESULTS FOR 2009 AND 2008 (UNAUDITED)

                                MARCH 31,                   JUNE 30,
                           2009          2008          2009          2008
---------------------------------------------------------------------------
Revenues                   $3,149          $202        $1,714        $2,070
Benefits, claims and
 expenses                   3,529         1,187         1,403         1,630
Net income (loss)            (213)         (568)          216           362
                          -------       -------       -------       -------

                              SEPTEMBER 30,                 DECEMBER 31,
                           2009           2008           2009           2008
------------------------  ---------------------------------------------------------
Revenues                     $392           $(77)          $845          $(477)
Benefits, claims and
 expenses                   1,549          2,804          3,167          1,937
Net income (loss)            (713)        (1,823)        (1,447)        (1,525)
                          -------       --------       --------       --------

                                     PART C

                               OTHER INFORMATION

ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS

(a) All financial statements are included in Part A and Part B of the Registration Statement.
(b)    (1)    Resolution of the Board of Directors of Hartford Life Insurance
              Company ("Hartford") authorizing the establishment of the Separate
              Account.(1)
       (2)    Not applicable.
       (3)    (a) Amended and Restated Principal Underwriter Agreement.(1)
       (3)    (b) Form of Dealer Agreement.(2)
       (4)    Form of Individual Flexible Premium Variable Annuity Contract.(3)
       (5)    Form of Application.(3)
       (6)    (a) Articles of Incorporation of Hartford.(1)
       (6)    (b) Bylaws of Hartford.(1)
       (7)    Form of Reinsurance Agreement.(1)
       (8)    (a)    Form of Participation Agreement.(2)
              (b)    Guarantee Agreement, between Hartford Fire Insurance
                     Company and Hartford Life and Accident Insurance Company and its wholly owned subsidiary, Hartford Life Insurance
                     Company, dated as of January 1, 1990.(4)
              (c)    Guarantee between Hartford Life Insurance Company and ITT
                     Hartford International Life Reassurance Corporation, dated
                     August 29, 1994 and effective as of May 1, 1993.(4)
              (d)    Guarantee Agreement, between Hartford Life Insurance
                     Company and ITT Comprehensive Employee Benefit Service
                     Company, its wholly owned subsidiary, dated as of April 1, 1997.(4)
              (e)    Guarantee Agreement, between Hartford Life Insurance
                     Company and ITT Hartford Life and Annuity Insurance
                     Company, dated as of May 23, 1997.(4)
              (f)    Capital Maintenance Agreement by and between Hartford Life
                     Insurance Company and Hartford Life, Inc. dated March 12,
                     2001.(4)
       (9)    Opinion and Consent of Richard J. Wirth.
       (10)   Consent of Deloitte & Touche LLP.
       (11)   No financial statements are omitted.
       (12)   Not applicable.
       (99)   Copy of Power of Attorney.

------------

(1) Incorporated by reference to Post-Effective Amendment No. 3 to the Registration Statement File No. 333-148564 filed on February 9, 2009.

(2) Incorporated by reference to the Initial Registration Statement File No. 333-148564 dated January 9, 2008.

(3) Incorporated by reference to Post-Effective Amendment No. 10 to the Registration Statement File No. 333-136547, filed on August 14, 2009.

(4) Incorporated by reference to Post-Effective Amendment No. 10, to the Registration Statement on Form N-4, File No. 333-148564, filed on May 3, 2010.

ITEM 25  DIRECTORS AND OFFICERS OF THE DEPOSITOR

NAME                                                            POSITION WITH HARTFORD
------------------------------------------------------------------------------------------------------------------
Ricardo Anzaldua                    Assistant Secretary, Senior Vice President
Robert Arena                        Executive Vice President
Lynn R. Banziruk                    Assistant Vice President
Tom Bartell                         Assistant Vice President
Scott Bredikis                      Assistant Vice President
Richard E. Cady                     Assistant Vice President
David A. Carlson                    Director of Taxes, Senior Vice President
Elizabeth A. Caswell                Assistant Vice President
Karen Chamberlain                   Vice President
Henry Collie                        Assistant Actuary
Kevin M. Connor                     Executive Vice President
Ellen Conway                        Assistant Vice President
James Cubanski                      Assistant Secretary
Rochelle S. Cummings                Vice President
James Davey                         Executive Vice President
Scott Dumbault                      Assistant Vice President
Joseph G. Eck                       Vice President
Susan L. Fiengo                     Assistant Vice President
Jason S. Frain                      Actuary, Assistant Vice President
Jennifer J. Geisler                 Senior Vice President
Ronald R. Gendreau                  Executive Vice President
John N. Giamalis                    Senior Vice President, Corporate Treasury and Banking
Christopher M. Grinnell             Vice President
Daniel R. Guilbert                  Chief Actuary, Chief Risk Officer and Senior Vice President
Christopher J. Hanlon               Senior Vice President
Michael R. Hazel                    Assistant Vice President
Jennifer L. Healy                   Assistant Vice President, Actuary
Donald C. Hunt                      Secretary
Jeannie M. Iannello                 Vice President
Anne Iezzi                          Chief Compliance Officer, Vice President
Donna R. Jarvis                     Vice President, Actuary
George F. Jennings                  Associate Actuary
Thomas D. Jones                     Vice President
Thomas P. Kalmbach                  Actuary, Vice President
Paula A. Knake                      Assistant Vice President
Michael Knipper                     Senior Vice President
Diane Krajewski                     Assistant Vice President
Alan J. Kreczko                     Executive Vice President, General Counsel
Courtney Kunzelmann                 Assistant Vice President
Lori A. LaForge                     Assistant Vice President
Glenn D. Lammey                     Chief Financial Officer, Executive Vice President, Director*
David N. Levenson                   President, Chief Executive Officer, Chairman of the Board, Director*
Alice Longworth                     Assistant Vice President
Gregory McGreevey                   Chief Investment Officer, Executive Vice President, Director*
William P. Meaney                   Senior Vice President
Vernon Meyer                        Senior Vice President
Peter J. Michalik                   Vice President
John J. Mittelstadt                 Vice President
Harry S. Monti, Jr.                 Senior Vice President
Brian Murphy                        Executive Vice President
Brian O'Connell                     Chief Information Officer, Vice President

NAME                                                            POSITION WITH HARTFORD
------------------------------------------------------------------------------------------------------------------
Robert W. Paiano                    Senior Vice President, Treasurer
Cathleen Shine                      Chief Compliance Officer of Separate Accounts
Robert W. Reiff                     Senior Vice President
Sharon A. Ritchey                   Executive Vice President
Stephen A. Roche                    Vice President
Michael J. Roscoe                   Senior Vice President, Actuary
Richard Rubin                       Assistant Vice President
Scott R. Sanderson                  Vice President
Peter F. Sannizzaro                 Vice President
Jerry K. Scheinfeldt                Assistant Vice President
Wade A. Seward                      Vice President
D. Keith Sloane                     Senior Vice President
Richard Smolinski                   Actuary, Assistant Vice President
Mark M. Socha                       Vice President
Martin A. Swanson                   Vice President
Charles N. Vest                     Actuary, Vice President
Richard J. Wirth                    Assistant Vice President
Jane Wolak                          Vice President

Unless otherwise indicated, the principal business address of each of the above individuals is Hartford Plaza, Hartford, CT 06115.

* Denotes Board of Directors.

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT.

     Incorporated by reference to Post-Effective Amendment No. 10, to the Registration Statement on Form N-4, File No. 333-148564, filed on May 3, 2010.

ITEM 27.  NUMBER OF CONTRACT OWNERS

     As of September 30, 2010, there were 92,686 Contract Owners.

ITEM 28.  INDEMNIFICATION

     Section 33-776 of the Connecticut General Statutes states that: "a corporation may provide indemnification of, or advance expenses to, a director, officer, employee or agent only as permitted by sections 33-770 to 33-779, inclusive."

     ARTICLE VIII, Section 1(a) of the By-laws of the Depositor (as amended and restated effective July 25, 2000) provides that the Corporation, to the fullest extent permitted by applicable law as then in effect, shall indemnify any person who was or is a director or officer of the Corporation and who was or is threatened to be made a defendant or respondent in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative and whether formal or informal (including, without limitation, any action, suit or proceeding by or in the right of the Corporation to procure a judgment in its favor) (each, a Proceeding"), by reason of the fact that such a person was or is a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee or agent of another domestic or foreign corporation, partnership, joint venture, trust, employee benefit plan or other entity (a "Covered Entity"), against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement and actually and reasonably incurred by such person in connection with such Proceeding. Any such former or present director or officer of the Corporation finally determined to be entitled to indemnification as provided in this Article VIII is hereinafter called an "Indemnitee". Until such final determination is made such former or present director or officer shall be a "Potential Indemnitee" for purposes of this Article VIII. Notwithstanding the foregoing provisions of this Section 1(a), the Corporation shall not indemnify an Indemnitee with respect to any Proceeding commenced by such Indemnitee unless the commencement of such Proceeding by such Indemnitee has been approved by a majority vote of the Disinterested Directors (as defined in Section 5(d)); provided however, that such approval of a majority of the Disinterested Directors shall not be required with respect to any Proceeding commenced by such Indemnitee after a Change in Control (as defined in Section 5(d)) has occurred.

     Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29.  PRINCIPAL UNDERWRITERS

       (a) HSD acts as principal underwriter for the following investment companies:

     Hartford Life Insurance Company - DC Variable Account I

     Hartford Life Insurance Company - Separate Account One

     Hartford Life Insurance Company - Separate Account Two

     Hartford Life Insurance Company - Separate Account Two (DC Variable Account
     II)

     Hartford Life Insurance Company - Separate Account Two (QP Variable
     Account)

     Hartford Life Insurance Company - Separate Account Two (Variable Account
     "A")

     Hartford Life Insurance Company - Separate Account Two (NQ Variable
     Account)

     Hartford Life Insurance Company - Separate Account Ten

     Hartford Life Insurance Company - Separate Account Three

     Hartford Life Insurance Company - Separate Account Five

     Hartford Life Insurance Company - Separate Account Seven

     Hartford Life Insurance Company - Separate Account Eleven

     Hartford Life Insurance Company - Separate Account Twelve

     Hartford Life and Annuity Insurance Company - Separate Account One

     Hartford Life and Annuity Insurance Company - Separate Account Ten

     Hartford Life and Annuity Insurance Company - Separate Account Three

     Hartford Life and Annuity Insurance Company - Separate Account Five

     Hartford Life and Annuity Insurance Company - Separate Account Six

     Hartford Life and Annuity Insurance Company - Separate Account Seven

     American Maturity Life Insurance Company - Separate Account AMLVA

     American Maturity Life Insurance Company - Separate Account One

     Nutmeg Life Insurance Company - Separate Account One

       (b) Directors and Officers of HSD

                                                        POSITIONS AND OFFICES
NAME                                                       WITH UNDERWRITER
-------------------------------------------------------------------------------------------------------
Robert Arena (1)               Executive Vice President/Business Line Principal and Director
Diana Benken (1)               Chief Financial Officer and Controller/FINOP
Christopher S. Conner (2)      AML Compliance Officer, Chief Compliance Officer and Privacy Officer
Kevin M. Connor (2)            Director
James Davey (1)                Chairman of the Board and Director
John N. Giamalis (3)           Senior Vice President, Corporate Treasury and Banking
Kathleen B. Kavanaugh (2)      Vice President/Marketing
Vernon Meyer (1)               Senior Vice President
Peter J. Michalik (1)          Vice President/Operations
Sharon A. Ritchey (1)          Chief Executive Officer, President and Director
Cathleen Shine (1)             Chief Legal Officer and Secretary
D. Keith Sloane (1)            Senior Vice President
Martin A. Swanson (1)          Vice President/Marketing
Diane Tatelman (1)             Vice President

------------

(1)  Address: 200 Hopmeadow Street, Simsbury, CT 06089

(2)  Address: 1500 Liberty Ridge Dr., Wayne, PA 19087

(3)  Address: One Hartford Plaza, Hartford, CT 06115

ITEM 30.  LOCATION OF ACCOUNTS AND RECORDS

     All of the accounts, books, records or other documents required to be kept by Section 31(a) of the Investment Company Act of 1940 and rules thereunder, are maintained by Hartford at 200 Hopmeadow Street, Simsbury, Connecticut 06089.

ITEM 31.  MANAGEMENT SERVICES

     All management contracts are discussed in Part A and Part B of this Registration Statement.

ITEM 32.  UNDERTAKINGS

       (a) The Registrant hereby undertakes to file a post-effective amendment to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old so long as payments under the variable annuity Contracts may be accepted.

       (b) The Registrant hereby undertakes to include either (1) as part of any application to purchase a Contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

       (c) The Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

       (d) Hartford hereby represents that the aggregate fees and charges under the Contract are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Hartford.

The Registrant is relying on the no-action letter issued by the Division of Investment Management to American Counsel of Life Insurance, Ref. No. IP-6-88, November 28, 1988. The Registrant has complied with conditions one through four of the no-action letter.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf, in the Town of Simsbury, and State of Connecticut on this 10th day of November, 2010.

HARTFORD LIFE INSURANCE COMPANY -
SEPARATE ACCOUNT SEVEN
(Registrant)

By:    David N. Levenson*                   *By:   /s/ Richard J. Wirth
       -----------------------------------         -----------------------------------
       David N. Levenson,                          Richard J. Wirth
       Chief Executive Officer, President,         Attorney-in-Fact
       Chairman of the Board

HARTFORD LIFE INSURANCE COMPANY
(Depositor)

By:    David N. Levenson*
       -----------------------------------
       David N. Levenson,
       Chief Executive Officer, President,
       Chairman of the Board

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons and in the capacity and on the date indicated.

Glenn D. Lammey, Chief Financial Officer (acting
  Chief Accounting Officer), Executive
  Vice President, Director*
Gregory McGreevey, Executive Vice President and
  Chief Investment Officer, Director*                              *By:   /s/ Richard J. Wirth
                                                                          -----------------------------------
David N. Levenson, Chief Executive Officer and                            Richard J. Wirth
  President, Chairman of the Board, Director*                             Attorney-in-Fact
                                                                   Date:  November 10, 2010

333-168988

                                 EXHIBIT INDEX

     (9)  Opinion and Consent of Richard J. Wirth, Assistant General Counsel.
    (10)  Consent of Deloitte and Touche LLP.
    (99)  Power of Attorney